As filed with the Securities and Exchange Commission on June 9, 2025

Registration No. 333-282351

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 to

FORM F-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SciSparc Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

Tel: (+972) (3) 717-5777

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Shachar Hadar, Adv. Matthew Rudolph, Adv. Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972) (3) 610-3100	Oded Har-Even, Esq. Howard Berkenblit, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 660-3000	David Huberman, Esq. Greenberg Traurig, P.A. One Azrieli Center Round Tower, 30th floor 132 Menachem Begin Rd Tel Aviv 6701101 Telephone: 312.364.1633	Gregory Irgo, Adv. Ido Zaborof, Adv. Lipa Meir & Co., Advocates 2 Weizmann St., Tel Aviv 6423902, Israel Tel: (+972) (3) 607 0603

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. SciSparc may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Proxy Statement dated June 9, 2025

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

To the Shareholders of SciSparc Ltd.:

You are cordially invited to attend a special meeting of the shareholders of SciSparc Ltd., or SciSparc, an Israeli limited company, which we refer to as “we,” “SciSparc,” or the “Company,” which will be held at 3:00 p.m., local time, on August 6, 2025, at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel, unless postponed or adjourned to a later date. This is an important meeting that affects your investment in SciSparc.

On April 10, 2024, SciSparc and AutoMax Motors Ltd., an Israeli limited company, or AutoMax, entered into an Agreement and Plan of Merger as amended on August 14, 2024, November 26, 2024, on March 27, 2025, and on May 8, 2025 or the Merger Agreement, pursuant to which SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of SciSparc, or Merger Sub, will merge with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc. Ordinary Shares, as well as pre-funded warrants exercisable into ordinary shares, of SciSparc will be issued to AutoMax’s shareholders at the effective time of such merger, or the Merger. The final exchange ratio, or the Exchange Ratio, has been determined pursuant to a formula described in more detail in the Merger Agreement and later in this proxy statement/prospectus. Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders, and M.R.M Merhavit Holding & Management Ltd, or the Advisor, in connection with the Merger, are expected to own approximately 49.99% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions. The Merger has been unanimously approved by the boards of directors of both companies and will be presented for approval by the shareholders of AutoMax. On August 14, 2024, the parties entered into an addendum to the Merger Agreement, or the Merger Agreement Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, the parties entered into a second addendum to the Merger Agreement, or the Merger Agreement Second Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, the parties entered into a third addendum to the Merger Agreement, or the Merger Agreement Third Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025, and the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio. On May 8, 2025, the parties entered into a fourth addendum to the Merger Agreement, or the Merger Agreement Fourth Addendum, pursuant to which the definition of “Bondholders” was revised to include holders of AutoMax’s Series C Bonds. The Merger is expected to close in the third quarter of 2025, subject to the approval of SciSparc’s shareholders, approval of the AutoMax shareholders, including a separate approval by AutoMax shareholders who are not controlling shareholders of AutoMax or SciSparc, and court approval (as further detailed under “Regulatory Approvals”), as well as other customary conditions.

Upon the effective time of the Merger, the officers of SciSparc will include Mr. Oz Adler, Chief Executive Officer and Chief Financial Officer and Dr. Adi Zuloff-Shani, Chief Technology Officer. In addition, each of Mr. Alon Dayan, Mr. Lior Vider and Mr. Itschak Shrem will resign from SciSparc’s board of directors upon the effective time of the Merger. In accordance with the Merger Agreement and subject to the approval by the SciSparc shareholders of Proposal No. 1 at the Special Meeting and immediately upon the resignation of Mr. Dayan and Mr. Vider from SciSparc’s board of directors in accordance with the terms of the Merger Agreement, AutoMax’s designees to SciSparc’s board of directors will be assigned to two separate classes, whereby one such designee will be assigned to Class I with a term of office expiring at the annual general meeting of SciSparc to be held in 2027 and the other such designee will be assigned to Class III with a term of office expiring at the annual general meeting of SciSparc to be held in 2026.

SciSparc’s ordinary shares are currently listed on the Nasdaq Capital Market under the symbol “SPRC.” Prior to consummation of the Merger, SciSparc intends to file an additional listing application with Nasdaq, as required by Nasdaq to effect the additional listing of SciSparc’s ordinary shares issuable in connection with the Merger. After completion of the Merger, SciSparc will continue to trade on the Nasdaq Capital Market under SciSparc’s existing name, SciSparc Ltd., and existing trading symbol, “SPRC”. The closing price of SciSparc’s ordinary shares on Nasdaq as of June 6, 2025, the latest practicable date before the date of this prospectus, was $0.312.

SciSparc is holding a special meeting of shareholders, or the Special Meeting, for the following purposes, as more fully described in the accompanying proxy statement:

1. To approve the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax;

2. To approve the form of indemnification agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, or the Indemnification Agreement, effective upon the effective time of the Merger, and to authorize the execution and delivery of such Indemnification Agreement with all office holders of SciSparc to be in office immediately following the effective time of the Merger or thereafter elected or appointed to the board of directors of SciSparc;

3. Subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, chairman of the board of directors, or Chairman, and President, contingent upon the approval and the closing of the Merger; and

4. Subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

We know of no other matters to be submitted at the Special Meeting other than as specified herein. If any other business is properly brought before the Special Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

After careful consideration, SciSparc’s board of directors has determined that the Merger is fair to and in the best interests of SciSparc and its shareholders, has approved the Merger Agreement, the Merger, the issuance of ordinary shares and the pre-funded warrants of SciSparc to AutoMax’s shareholders pursuant to the terms of the Merger Agreement, the approval of form of Indemnification Agreement, the approval of a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and the closing of the Merger, the appointment of each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon of the effective time of the Merger, the ratification of the class structure of the SciSparc board of directors, and the other actions contemplated by the Merger Agreement, and has determined to recommend that the SciSparc shareholders vote to approve each of the proposals set forth in this proxy statement/prospectus. Accordingly, SciSparc’s board of directors unanimously recommends that the SciSparc shareholders vote FOR each of the Proposals Nos. 1 through 4 described above.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Special Meeting in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares will be represented and voted at the Special Meeting.

More information about SciSparc, AutoMax and the proposed transactions is contained in this proxy statement/prospectus. SciSparc urges you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 11.

SciSparc is excited about the opportunities the Merger brings to its shareholders, and thanks you for your consideration and continued support.

Sincerely,

/s/ Amitay Weiss
Amitay Weiss
Chairman of the Board

None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved the Merger described in this proxy statement/prospectus or the SciSparc ordinary shares and pre-funded warrants to be issued in connection with the Merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated , 2025, and is first being mailed to SciSparc shareholders on or about , 2025.

PRELIMINARY PROXY STATEMENT, SUBJECT TO COMPLETION

SCISPARC LTD.
20 RAUL WALLENBERG ST.

TOWER A, 2ND FLOOR

TEL AVIV 6971916 ISRAEL

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 6, 2025

Dear Shareholders of SciSparc Ltd.:

You are cordially invited to attend the Special Meeting of the shareholders of SciSparc Ltd., or SciSparc, to be held at 3:00 p.m., local time, on August 6, 2025, at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel, for the following purposes:

1. To approve the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax;

2. To approve the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, upon the effective time of the Merger, and to authorize the execution and delivery of such Indemnification Agreement with all office holders of SciSparc to be in office immediately following the effective time of the Merger or thereafter elected or appointed to the board of directors of SciSparc;

3. Subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and the closing of the Merger; and

4. Subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

We know of no other matters to be submitted at the Special Meeting other than as specified herein. If any other business is properly brought before the Special Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the Special Meeting of the shareholders may request that the board of directors include a matter in the agenda of a Special Meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the Special Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the Special Meeting of the shareholders. SciSparc’s Amended and Restated Articles of Association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for special meetings.

The board of directors of SciSparc has fixed June 13, 2025 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of ordinary shares of SciSparc at the close of business on the record date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the record date, SciSparc had ordinary shares outstanding and entitled to vote.

Your vote is important. The affirmative vote of a simple majority of shareholders present (in person or by proxy) and voting (not including abstentions) is required for approval of Proposals Nos. 1 and 4. The approval of each of Proposals Nos. 2, and 3, require the affirmative vote of a simple majority, plus either (i) a simple majority of shares voted at the Special Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution (each, an “Interested Shareholder”), or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voting against approval of the resolution does not exceed two percent (2%) of the outstanding voting power in SciSparc. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please contact our Chief Executive Officer:

Oz Adler

20 Raul Wallenberg St., Tower A, 2nd Floor,

Tel Aviv Israel, 6971916

+972-3-7175777

Even if you plan to attend the Special Meeting in person, SciSparc requests that you sign and return the enclosed proxy card or grant your proxy by telephone or through the Internet to ensure that your shares will be represented at the Special Meeting if you are unable to attend.

By Order of the Board of Directors of
SciSparc Ltd.

/s/ Amitay Weiss
Amitay Weiss
Chairman of the Board
Tel-Aviv, Israel
June 9, 2025

THE SCISPARC BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, SCISPARC AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE SCISPARC BOARD OF DIRECTORS RECOMMENDS THAT SCISPARC SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about SciSparc that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission, or the SEC, website (www.sec.gov) or upon your written or oral request by contacting the Chief Financial Officer of SciSparc Ltd., at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv Israel, 6971916, or by calling +972-3-7175777.

To facilitate timely delivery of these documents, any request should be made no later than August 5, 2025 to receive them before the Special Meeting.

For additional details about where you can find information about SciSparc, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

ABOUT THIS DOCUMENT

SciSparc Ltd., which we refer to herein as the “Company,” “SciSparc,” “we,” “our,” or “us,” is providing these proxy materials in connection with the solicitation by our board of directors of proxies to be voted at a Special Meeting of our shareholders to be held on August 6, 2025, commencing at 3:00 p.m., local time, at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel, or at any adjournment or postponement thereof. This proxy statement/prospectus and the enclosed proxy card will be mailed to each shareholder entitled to notice of, and to vote at, the Special Meeting of shareholders commencing on or about June 9, 2025.

You are cautioned not to rely on any information other than the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated June 9, 2025. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date, nor should you assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. The mailing of this proxy statement/prospectus to our shareholders will not create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

The following section provides answers to frequently asked questions about the Merger and other matters relating to the Special Meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections. SciSparc urges its shareholders to read this document in its entirety prior to making any decision.

What is the Merger?

On April 10, 2024, SciSparc and AutoMax entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc. Ordinary Shares of SciSparc will be issued to AutoMax’s shareholders at the effective time of such merger, or the Merger. The Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and later in this proxy statement/prospectus. Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders, and the Advisor in connection with the Merger, are expected to own approximately 49.99% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital on a fully-diluted basis, subject to certain exceptions. The Merger has been unanimously approved by the boards of directors of both companies and will be presented for approval by the shareholders of AutoMax, including a separate approval by AutoMax’s shareholders who are not controlling shareholders of AutoMax or SciSparc. On August 14, 2024, the parties entered into the Merger Agreement Addendum, pursuant to which the rights to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, the parties entered into the Merger Agreement Second Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, the parties entered into the Merger Agreement Third Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025, and the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio. On May 8, 2025, the parties entered into the Merger Agreement Fourth Addendum, pursuant to which the definition of “Bondholders” was revised to include holders of AutoMax’s Series C Bonds. The Merger is expected to close during the third quarter of 2025, subject to the approval of the shareholders of SciSparc, approval of AutoMax shareholders, and court approval, as detailed in section entitled “Regulatory Approvals” in this proxy statement/prospectus, as well as other customary conditions. Since the Merger is subject to a number of conditions, neither SciSparc nor AutoMax can anticipate either the timing of the closing of the Merger or whether it will occur at all.

At the effective time of the Merger, SciSparc anticipates that per each AutoMax ordinary share AutoMax shareholders will receive the number of SciSparc’s outstanding shares on fully-diluted basis, subject to certain exceptions, divided by 0.5001, multiplied by 0.4749, divided by (the number of AutoMax’s outstanding shares, minus SciSparc’s holdings in AutoMax), so, that in any event, AutoMax shareholders (other than SciSparc), together with the Advisor in connection with the Merger, shall own approximately 49.99% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions. Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders, together with its Advisor in connection with the Merger, are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions.

For a more complete description of the Merger, please see the section entitled “The Merger Agreement” in this proxy statement/prospectus.

What will happen to SciSparc if, for any reason, the Merger does not close?

If, for any reason, the Merger does not close, the SciSparc board of directors may, following the termination of the Merger Agreement, elect to, among other things, attempt to complete another strategic transaction similar to the Merger, attempt to sell or otherwise dispose of certain assets of SciSparc or continue to operate the business of SciSparc.

Why are the two companies proposing to merge?

SciSparc and AutoMax believe that the Merger will result in a combined company that will maximize shareholder value.

SciSparc’s board of directors considered a number of factors that supported its decision to approve the Merger Agreement. In the course of its deliberations, SciSparc’s board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement.

For a discussion of SciSparc’s reasons for the Merger, please see the section entitled “The Merger – Reasons for the Merger.”

What is the anticipated business of the combined company?

SciSparc anticipates to continue its current business activities as the parent company, while AutoMax’s current business activities will continue to be carried out by AutoMax as a wholly-owned subsidiary of SciSparc.

Why am I receiving these materials?

You are receiving these proxy materials because you have been identified as a shareholder of SciSparc as of the record date, and you are entitled to vote at the Special Meeting to approve the matters described in this proxy statement/prospectus. This proxy statement/prospectus contains important information about the proposed Merger and the Special Meeting and you should read it carefully and in its entirety. The enclosed voting materials allow you to authorize a proxy to vote your SciSparc ordinary shares without attending the Special Meeting. As promptly as practicable, please complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided or call the toll-free telephone number listed on your proxy card or access the Internet Web site described in the instructions on the enclosed proxy card.

What am I voting on?

There are five matters scheduled for a vote at the Special Meeting:

1. The approval of the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax;

2. To approve the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, effective upon the effective time of the Merger, and to authorize the execution and delivery of such Indemnification Agreement with all office holders of SciSparc to be in office immediately following the effective time of the Merger or thereafter elected or appointed to the board of directors of SciSparc;

3. Subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and closing of the Merger; and

4. Subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

What is required to consummate the Merger?

To consummate the Merger, Proposals Nos. 1, 2, 3, and 4 must be approved at the Special Meeting, or at any permitted adjournment thereof, by the requisite holders of SciSparc ordinary shares on the record date for the Special Meeting. The Merger will not occur if Proposals Nos. 1, 2, 3, and 4 are not approved by SciSparc’s shareholders.

In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement – Conditions to the Completion of the Merger” in this proxy statement/prospectus.

Are there any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals or clearances that must be obtained in connection with the Merger?

Neither SciSparc nor AutoMax is required to make any filings or obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. In the United States, SciSparc must comply with applicable federal and state securities laws and Nasdaq rules and regulations in connection with the issuance of the shares in connection with the Merger, including the filing with the SEC of this proxy statement/prospectus. In addition, in connection with the Merger, AutoMax has obtained a Withholding Tax Ruling and a 104H Tax Ruling from the tax authorities in Israel; both SciSparc and AutoMax are required to comply with the provisions thereunder.

What will AutoMax shareholders receive in the Merger?

As a result of the Merger, AutoMax shareholders will be entitled to receive SciSparc ordinary shares and pre-funded warrants exercisable into ordinary shares of SciSparc in exchange for AutoMax ordinary shares in an amount to be calculated by the application of an Exchange Ratio formula in the Merger Agreement.

At the effective time of the Merger, each outstanding share of AutoMax will be converted into the right to receive a number of SciSparc ordinary shares, in accordance with the Exchange Ratio.

The Merger Agreement does not provide for an adjustment to the total number of SciSparc ordinary shares that AutoMax shareholders will be entitled to receive to account for changes in the market price of SciSparc ordinary shares. Accordingly, the market value of the shares of SciSparc ordinary shares issued pursuant to the Merger will depend on the market value of the SciSparc ordinary shares at the time the Merger closes and could vary significantly from the market value of the SciSparc ordinary shares on the date of this prospectus.

At the effective time of the Merger, AutoMax shareholders will receive SciSparc ordinary shares in exchange for AutoMax shares held by them in an amount equal to the number of AutoMax shares held by each AutoMax shareholder multiplied by the Exchange Ratio. Certain AutoMax shareholders will receive pre-funded warrants exercisable into SciSparc’s ordinary shares. No fractional SciSparc ordinary shares will be issued in connection with the Merger. Instead, each AutoMax shareholder who otherwise would be entitled to receive a fractional SciSparc ordinary share (after aggregating all fractional SciSparc ordinary shares issuable to such shareholder) will receive such amount rounded to the nearest whole number of SciSparc ordinary shares.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders (other than SciSparc, which currently holds shares in AutoMax) and its Advisor are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital on a fully-diluted basis (subject to certain exceptions).

The Exchange Ratio is the result of the following calculation: the number of the SciSparc outstanding shares on a fully-diluted basis (subject to certain exceptions) divided by 0.5001, multiplied by 0.4749, then divided by the number of the AutoMax outstanding shares less the number of the AutoMax ordinary shares held by SciSparc; so that, in any event, immediately following the effective time, holders of AutoMax outstanding shares (and its Advisor, but other than SciSparc), will hold together 49.99% of SciSparc’s share capital, on a fully-diluted basis (subject to certain exceptions), immediately following the effective time.

For example, if the Merger was consummated as of May 23, 2025, then based on 11,238,949 SciSparc outstanding shares (including pre-funded warrants to exercise up to 13,198 SciSparc Ordinary Shares) and 98,691,969 AutoMax outstanding shares (excluding dormant shares and 5,000,000 AutoMax shares held by SciSparc), each AutoMax shareholder would have been entitled to receive 0.108140706 SciSparc shares, equal to $0.033, based on the closing price of SciSparc ordinary shares on Nasdaq on May 23, 2025.

For a more complete description of what AutoMax shareholders will receive in the Merger, please see the sections entitled “Market Price and Dividend Information” and “The Merger Agreement – Merger Consideration” in this proxy statement/prospectus.

What is the AutoMax Shareholder Support Agreement?

In connection with the execution of the Merger Agreement, certain shareholders of AutoMax entered into a shareholder support agreement, or the AutoMax Shareholder Support Agreement, covering approximately 55.56% of the outstanding shares of AutoMax. The AutoMax Shareholder Support Agreement provides, among other things, that the shareholders who are party to the AutoMax Shareholder Support Agreement will vote all of the shares of AutoMax held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement.

What are AutoMax’s payment obligations under the loan agreements?

SciSparc and AutoMax entered into two loan agreements: (i) the Bridge Loan, as amended by the Amended Bridge Loan, the Second Amendment and the Third Amendment, and (ii) the Additional Loan Agreement (as such terms are defined below).

Under the Bridge Loan, as amended, SciSparc made available a $4.25 million loan to AutoMax, or the Loan Amount, under which SciSparc will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning on December 1, 2024 and ending on the effective date of the Merger. The Loan Amount was set off against the obligation of SciSparc to pay the Closing Financing (for more information, see “What is the closing financing?” on page iv). However, if the Merger Agreement is terminated, the Loan Amount shall be repaid on the three-month anniversary of the termination thereof.

Under the Additional Loan Agreement, SciSparc extended to AutoMax a loan in the amount of $2 million, or the Additional Loan Amount. The Additional Loan Amount is due and payable on a monthly basis, as follows: (i) beginning on each month subsequent to February 24, 2025, AutoMax shall pay $50,000, or the Monthly Payment, plus the interest of 8% per annum accrued on the outstanding Additional Loan Amount up to the payment date; and (ii) upon the consummation of the Merger, the remaining interest on the Additional Loan Amount shall be cancelled and forgiven, and AutoMax shall continue making Monthly Payments towards the remaining outstanding and due Additional Loan Amount.

What is the closing financing?

As part of the Merger Agreement, SciSparc has agreed to transfer to AutoMax a total of $4.25 million at the closing, less any amount due by AutoMax to SciSparc under any loan agreement between the parties, or the Closing Financing Amount. As of the date of his prospectus, SciSparc has advanced to AutoMax the aggregate amount of the Closing Financing Amount, $4.25 million, as a loan, under the Bridge Loan (as defined below) and its amendments thereto, to enable AutoMax to have sufficient cashflow to further develop its operations. As a result of AutoMax receiving the entire Closing Financing Amount, SciSparc will have no obligations to transfer additional financing amounts to AutoMax at the closing of the Merger. On the closing date of the Merger, SciSparc will be due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, from the period starting December 1, 2024 and ending on the effective date of the Merger. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import Ltd. (formerly known as AutoMax Leasing Ltd.), which it wholly owns, or AutoMax Direct Import, in favor of SciSparc.

Did SciSparc’s board of directors obtain a third-party fairness opinion in determining whether or not to proceed with the Merger?

No. SciSparc’s board of directors did not obtain a third-party fairness opinion. However, SciSparc’s board of directors obtained an independent third-party valuation report from E.D.B. Consulting and Investments Ltd., or E.D.B. SciSparc’s board of directors ensured that the third-party valuation met all necessary regulatory and legal standards, as there was no legal requirement under Israeli law to obtain a fairness opinion in connection with the approval of the Merger. The board of directors of SciSparc also considered the cost implications, as fairness opinions can be expensive, and determined that the third-party valuation provided sufficient information at a lower cost. SciSparc’s board of directors believed that the valuation, conducted by a reputable independent firm with industry expertise, offered comprehensive and reliable data adequate for making an informed decision about the Merger. For more information see “Summary — Valuation Report of E.D.B. Consulting and Investments Ltd”.

What will happen to AutoMax’s outstanding options, warrants, Series B bonds, and Series C bonds in the Merger?

As a result of the Merger, each AutoMax warrant, option and certain convertible rights that had resulted from a prior AutoMax transaction (in each case, whether or not vested) that is outstanding and unexercised immediately prior to the effective time, shall be cancelled immediately prior to the effective time for no consideration.

According to the terms of AutoMax’s Series B Bonds, or the Series B Bonds, and the Series B Bonds trust deed, dated February 23, 2022, or the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025, NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

On May 19, 2025, AutoMax’s Series C Bonds, or the Series C Bonds, were issued and began trading on the Tel-Aviv Stock Exchange Ltd., or TASE. According to the terms of the Series C Bonds and the Series C Bonds trust deed, dated May 14, 2025, or the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Will holders of the SciSparc ordinary shares issued in the Merger be able to sell those shares without restriction?

The sale of the SciSparc ordinary shares and pre-funded warrants issued as consideration in the Merger are being registered under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the registration statement of which this prospectus forms a part, and will be able to be sold without restriction following the consummation of the Merger for so long as such registration statement remains effective, other than shares held by affiliates that will be subject to resale restrictions as control securities under Rule 144.

Who will be the directors of SciSparc following the Merger?

At and immediately after the effective time of the Merger, the board of directors of SciSparc is expected to be composed of the individuals set forth in the table below. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Designee	Age	Position(s)
AutoMax Designees
Yaarah Alfi	37	Chief Financial Officer of AutoMax, director nominee of SciSparc
Tomer Levy	30	VP Business Development and Headquarters, director of AutoMax, director nominee of SciSparc
SciSparc Designees
Amitay Weiss	63	Chairman of SciSparc’s board of directors
Amnon Ben Shay	62	Director
Moshe Revach	49	Director
Liat Sidi	50	Director

v

Who will be the executive officers of SciSparc immediately following the Merger?

Immediately following the Merger, the executive management team of SciSparc is expected to be composed as set forth below:

Name	Position with SciSparc	Current Position	Age
Oz Adler	Chief Executive Officer and Chief Financial Officer	Chief Executive Officer and Chief Financial Officer	38

Dr. Adi Zuloff-Shani	Chief Technology Officer	Chief Technology Officer	56

What interests do the current officers and directors of SciSparc have in the merger?

In considering the recommendation of SciSparc’s board of directors to vote in favor of the Merger, shareholders should be aware that, aside from their interests as shareholders, certain of SciSparc’s directors and officers have interests in the Merger that differ from, or extend beyond, those of SciSparc’s shareholders generally. SciSparc’s directors were aware of and considered these interests, among other matters, in evaluating the Merger and in recommending to shareholders that they approve the Merger. Shareholders should take these interests into account in deciding whether to approve the Merger. These interests include, among other things, the fact that:

●	Each of Amnon Ben Shay, Moshe Revach and Liat Sidi will continue to be a director of the combined company after the effective time of the Merger, and, following the closing of the Merger, will be eligible to be compensated as a non-employee director of the combined company pursuant to the compensation policy of SciSparc;

●	Subject to the approval of SciSparc shareholders by the requisite majority, as described further in this prospectus, SciSparc’s Chief Executive Officer, Chairman and President will each be entitled to receive a one-time cash bonus, subject to and upon the closing of the Merger;

●	Pursuant to the Merger Agreement and form of Indemnification Agreement, SciSparc’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage; and

●	Mr. Amitay Weiss, the Chairman of SciSparc’s board of directors, serves as the chairman of AutoMax’s board of directors. Pursuant to the terms of the Merger Agreement, Mr. Amitay Weiss will continue to be a director of the combined company after the closing of the Merger and will receive compensation as a director and be entitled to continued indemnification. In addition, if approved by SciSparc shareholders, Mr. Amitay Weiss will be entitled to receive a one-time cash bonus of $150,000 as the Chairman of SciSparc upon the closing of the Merger. These interests may present him with actual or potential conflicts of interest. Mr. Amitay Weiss recused himself from the decision of approving the Merger and did not participate in the discussion or voting on the matter due to his personal interest.

What is the one-time bonus to be granted to SciSparc’s Chief Executive Officer, Chairman and President?

SciSparc is proposing that in connection with, and subject to, the closing of the Merger, Mr. Oz Adler, SciSparc’s Chief Executive Officer, shall receive a cash bonus in the amount of $315,000. In addition, SciSparc is proposing that Mr. Amitay Weiss, SciSparc’s Chairman of the board of directors, shall receive a cash bonus in the amount of $150,000, and Mr. Itschak Shrem, SciSparc’s President, shall receive a cash bonus in the amount of $50,000, in connection with, and subject to, the closing of the Merger.

SciSparc’s reasons for granting the above mentioned bonuses include providing an appropriate award for advancing SciSparc’s Restructuring Plan (as defined below), including the recipients’ individual contributions to the execution of the Merger Agreement and incentivizing individual excellence and corporate performance. For more information see the section titled “Proposal No. 3 – Approval of a one-time cash bonus to the SciSparc Chief Executive Officer, Chairman and President.”

What are the material Israeli income tax consequences of the Merger to me?

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

For a more detailed description of the material Israeli tax consequences of the Merger, see the section entitled “The Merger – Certain Material Israeli Income Tax Consequences of the Merger.”

What are the material U.S. federal income tax consequences of the Merger to me?

Pursuant to the Merger, AutoMax will merge with and into SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of SciSparc, and former shareholders of AutoMax will receive voting ordinary shares (and in some cases pre-funded warrants to acquire SciSparc voting ordinary shares) of SciSparc. It is the opinion of SciSparc’s U.S. federal tax counsel that the Merger as structured is a reverse triangular merger that meets the requirements of a “reorganization” as in Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, or the Code, as augmented by the provisions of Section 368(a)(2)(E) of the Code.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws.

For a more detailed description of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Considerations to U.S. Holders.”

As a SciSparc shareholder, how does the SciSparc board of directors recommend that I vote?

After careful consideration, the SciSparc board of directors recommends that SciSparc shareholders vote:

●	“FOR” Proposal No. 1 to approve the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax;

●	“FOR” Proposal No. 2 to approve the form of Indemnification Agreement for directors and officers of SciSparc;

●	“FOR” Proposal No. 3, subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and closing of the Merger; and

●	“FOR” Proposal No. 4, subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

What risks should I consider in deciding whether to vote in favor of the matters set forth above?

You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which SciSparc’s business will be subject, risks and uncertainties to which SciSparc, as an independent company, is subject and risks and uncertainties to which AutoMax, as an independent company, is subject.

When do you expect the Merger to be consummated?

SciSparc anticipates that the Merger will occur as promptly as practicable after the Special Meeting to be held on August 6, 2025 and following satisfaction or waiver of all closing conditions, but cannot predict the exact timing. For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “The Merger Agreement –Conditions to the Completion of the Merger” in this proxy statement/prospectus.

What do I need to do now?

SciSparc urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the Merger affects you.

If you are a shareholder of record of SciSparc, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may also provide your proxy instructions via telephone or the Internet by following the instructions on your proxy card or instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Special Meeting. The laws of Israel, under which SciSparc is incorporated, permit electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which it can determine that the proxy was authorized by the shareholder.

The telephone and Internet voting procedures below are designed to authenticate shareholders’ identities, to allow shareholders to grant a proxy to vote their shares and to confirm that shareholders’ instructions have been recorded properly. Shareholders granting a proxy to vote via the Internet should understand there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

Whether you hold your shares directly as the shareholder of record or beneficially in “street name,” you may vote your shares by proxy without attending the Special Meeting. Depending on how you hold your shares, you may vote your shares in one of the following ways:

Shareholders of Record: For Shares Registered in Your Name

●	By telephone or over the Internet. You may vote your shares by telephone or via the Internet by following the instructions provided on your proxy card. If you vote by telephone or via the Internet, you do not need to return a proxy card by mail. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient, reduces the use of natural resources and saves significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the Special Meeting’s date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted.

●	By Mail. If you received printed proxy materials, you may submit your vote by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card.

●	In person at the Special Meeting. You may vote your shares in person at the Special Meeting. Even if you plan to attend the Special Meeting in person, we recommend that you also submit your proxy card or voting instructions or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the Special Meeting.

Beneficial Shareholders: For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose ordinary shares are held in “street name” receive instructions for granting proxies from their banks, brokers or other agents, rather than using SciSparc’s proxy card. If you are a beneficial owner of your shares, you should have received a Voting Instruction Form from the broker or other nominee holding your shares. You should follow the voting instructions provided by your broker or nominee in order to instruct your broker or other nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker or nominee. Shares held beneficially may be voted in person at the Special Meeting only if you contact the broker or nominee giving you the right to vote the shares and obtain a legal proxy from such broker or nominee.

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted by telephone or via the Internet must be received by 11:59 p.m., Eastern Time on August 5, 2025. Submitting your proxy by telephone or via the Internet will not affect your right to vote in person should you decide to attend the Special Meeting.

Who can vote at the Special Meeting?

If, on the record date, your SciSparc ordinary shares are registered directly in your name with the SciSparc transfer agent, you are considered to be the shareholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by SciSparc. If you are a SciSparc shareholder of record, you may attend the Special Meeting of SciSparc shareholders and vote your shares in person. Even if you plan to attend the Special Meeting in person, SciSparc requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend.

If, on the record date, your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of ordinary shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Special Meeting of SciSparc shareholders. Because a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Special Meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Special Meeting.

How are votes counted?

Votes will be counted in the Special Meeting, including votes “For” and “Against,” abstentions and, if applicable, broker non-votes. Abstentions will have no effect and will not be counted towards the vote total with respect to Proposals Nos. 1 through 4. Broker non-votes will not be counted towards the vote total for any proposal.

What are “broker non-votes”?

If you hold SciSparc ordinary shares beneficially in street name and do not provide your broker or other agent with voting instructions, your SciSparc ordinary shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-discretionary” matters. Proposals Nos. 1 through 4 are non-discretionary matters. As a result, banks, brokers and other nominees will not have discretion to vote on Proposals Nos. 1 through 4.

Broker non-votes will not be considered as votes cast by the holders of SciSparc ordinary shares present in person or represented by proxy at the Special Meeting, and will therefore not have any effect with respect to Proposals Nos. 1 through 4.

How many votes are needed to approve each proposal?

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes.

Proposal Number	Proposal Description	Vote Required for Approval
1.	To approve the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax.	A simple majority of shareholders present (in person or by proxy) and voting on the matter (excluding abstentions)

2.	To approve the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, effective upon the effective time of the Merger, and to authorize the execution and delivery of such Indemnification Agreement with all office holders of SciSparc to be in office immediately following the effective time of the Merger or thereafter elected or appointed to the board of directors of SciSparc.

A simple majority of all votes properly cast in person or by proxy at the Special Meeting (excluding abstentions), and the fulfillment of one of the following additional voting requirements:

(i)  the majority of the Shares that are voted at the Special Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

3.

Subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and closing of the Merger.

A simple majority of all votes properly cast in person or by proxy at the Special Meeting (excluding abstentions), and the fulfillment of one of the following additional voting requirements:

(i)  the majority of the Shares that are voted at the Special Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

4.	Subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.	A simple majority of all votes properly cast in person or by proxy at the Special Meeting.

(1)	The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. To the knowledge of SciSparc, there is no shareholder who is a controlling shareholder. For the purpose of Proposals Nos. 2 and 3, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

(2)	Under the Israeli Companies Law, 5759-1999, or the Companies Law, a “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals Nos. 2 and 3), please notify Dr. Shachar Hadar, Adv., the Company’s legal counsel, at 16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel, Attn: Shachar Hadar, telephone: +972-3-6103766 or email shacharh@meitar.com (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for the approval Proposal Nos. 2 and 3). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

When and where will the Special Meeting of SciSparc shareholders be held?

The Special Meeting of SciSparc shareholders will be held at 3:00 p.m., local time, on August 6, 2025, at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel. Subject to space availability, all SciSparc shareholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 3:00 p.m., local time. Any such change will be announced in a Report of Foreign Private Issuer on Form 6-K furnished to the SEC.

What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record and do not vote by telephone, through the Internet, by completing the enclosed proxy card or in person at the Special Meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

Proposals Nos. 1, 2, 3 and 4 are non-discretionary matters. As a result, banks, brokers and other nominees will not have discretion to vote on Proposals Nos. 1, 2, 3 and 4.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, “For” the approval of the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax, as contemplated by the Merger Agreement (Proposal No. 1); “For” the approval of the form of Indemnification Agreement between SciSparc and its directors (Proposal No.2); “For” the approval of a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President (Proposal No. 3); and “For” the approval of the election of each of Tomer Levy and Yaarah Alfi and ratification of classes, subject to approval of Proposal No. 1. (Proposal No. 4).

May I change my vote after I have submitted a proxy or provided proxy instructions?

SciSparc’s shareholders of record, may change their vote at any time before their proxy is voted at the Special Meeting in one of three ways. First, a shareholder of record of SciSparc can send a written notice to the Chief Executive Officer of SciSparc stating that it would like to revoke its proxy. Second, a shareholder of record of SciSparc can submit new proxy instructions either on a new proxy card or via telephone or the Internet. Third, a shareholder of record of SciSparc can attend the Special Meeting and vote in person. Attendance alone will not revoke a proxy. If an SciSparc shareholder of record or a shareholder who owns SciSparc shares in “street name” has instructed a broker to vote its SciSparc ordinary shares, the shareholder must follow directions received from its broker to change those instructions.

Your most current proxy card or telephone or Internet proxy is the one that is counted.

x

Should AutoMax’s and SciSparc’s shareholders send in their share certificates now?

No. To the extent AutoMax’s and SciSparc’s shareholders have certificated shares, such shareholders should keep their existing share certificates at this time. Similarly, holders of shares that are held in book-entry form should refrain from attempting to surrender their shares currently. Shareholders should await further instructions in relation to their share certificates, if any.

Am I entitled to dissenters’ rights?

No, SciSparc’s shareholders are not entitled to dissenters’ rights in connection with the Merger.

Have AutoMax’s shareholders agreed to adopt the Merger Agreement?

[Yes]. On        , 2025, AutoMax’s shareholders adopted the Merger Agreement and approved the Merger and related transactions.

Who is paying for this proxy solicitation?

SciSparc will bear the cost of soliciting proxies. In addition to these proxy materials, SciSparc’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. SciSparc and AutoMax may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 15% of the voting power of SciSparc’s ordinary shares constitutes a quorum for purposes of the Special Meeting. As of June 6, 2025, there were 11,225,751 SciSparc ordinary shares outstanding and entitled to vote. Thus, the holders of at least 1,683,863 shares must be present in person or represented by proxy at the Special Meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the Special Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If half an hour has elapsed from the time set for the Special Meeting and a quorum is not present, the Special Meeting will be adjourned to the following day, at the same time and place, or to a different date, as shall be determined by the board of directors in a notice to the shareholders. If a quorum is not present at the adjourned Special Meeting, as stated above, a minimum of one shareholder, whether present in person or by proxy, shall be deemed as constituting a quorum.

What happens if a quorum is not present?

If half an hour has elapsed from the time set for the Special Meeting and a quorum is not present, the Special Meeting will be adjourned to the following day, at the same time and place.

Who can help answer my questions?

If you are a SciSparc shareholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger and related transactions, including the procedures for voting your shares, you should contact the Chief Executive Officer of SciSparc, at the following address and phone number: 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv Israel, 6971916, or by calling +972-3-7175777.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger, and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement attached as Annex A, the form of the AutoMax Shareholder Support Agreement and form of Indemnification Agreement attached as Annexes B and C and the other annexes to which you are referred herein. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 240.

The Companies

SciSparc Ltd.

20 Raul Wallenberg Street

Tower A

Tel Aviv

6971916 Israel

+972-3-7175777

SciSparc is a specialty clinical-stage pharmaceutical company. SciSparc’s focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, SciSparc is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. SciSparc also has a majority-owned subsidiary whose business focuses on the sale of hemp seeds oil-based products and others on Amazon Marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary Palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. SciSparc believes that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases such as TS, OSA and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. SciSparc believes that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

SciSparc believes that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, SciSparc is developing a regulatory dossier to be submitted to the U.S. Food and Drug Administration, or FDA, The German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, for its SCI-110 program for TS.

SciSparc was incorporated under the laws of the State of Israel on August 23, 2004. SciSparc’s ordinary shares are listed on the Nasdaq Capital Market under the symbol “SPRC”.

If the Merger is completed, the business of AutoMax will become the business of SciSparc as described beginning on page 175 of this proxy statement/prospectus under the caption “AutoMax Business.”

AutoMax Motors Ltd.

Harehavim 15,

Jerusalem,

9346213, Israel

+972-2-622-5987

AutoMax imports and markets a variety of private vehicle models, from various categories such as small vehicles, crossovers, executive vehicles, premium vehicles, work vehicles, buses manufactured by Temsa, and in addition operates in the automobile trade-in business. AutoMax’s operations are conducted in Israel. AutoMax believes there are several primary factors that contribute to the success of vehicle importers in Israel, including: (i) innovative vehicle models and the manner in which these are branded among customers; (ii) trade conditions, especially the exchange rates of the foreign currencies in which the importer imports in comparison to the currency exchange rates of competitors; (iii) the existence of good relations with the manufacturer and/or the agent which is also reflected in import prices; (iv) the technological quality of the imported vehicles; (v) high marketing ability of the importer, which is also reflected in the adjustment of the vehicle and the prices to market demands; (vi) the level of provided service and the reputation of the importer; (vii) good geographical layout of purchasing agencies across the world (especially true for parallel importers, who purchase non-counterfeit product imported from different countries to be sold on the open market); and (viii) the geopolitical situation in the countries from which the vehicles are imported. AutoMax’s clients range from private customers to institutional customers, including companies that lease, rent, and operate vehicle fleets, and car dealerships.

AutoMax operates through various subsidiaries, which include Dalhom AutoMax Ltd., of which it holds 50% of the voting rights, or Dalhom AutoMax; AutoMax Trade-In Ltd., of which it holds 80% of the voting rights, or AutoMax Trade-In; AutoMax Direct Import Ltd.; and Global AutoMax Ltd., which it wholly owns, or Global AutoMax.

Global AutoMax holds three subsidiaries: AutoMax HaShfela Ltd., in which it holds 50% of the voting rights; AutoMax Fleet Vehicles Ltd., in which Global AutoMax holds 100% of the voting rights; and AutoMax HaSharon Ltd., in which Global AutoMax holds 100% of the voting rights.

Industry Overview

The vehicle market in Israel differs from most vehicle markets in the world due to the absence of open land borders for free trade in vehicles and high import duties. The percentage of vehicle ownership in Israel is relatively low compared to various Western countries, due to, among other factors, the relatively high price of vehicles, mainly due to high taxation, inferior road infrastructure compared to other Western countries, and high population density. Furthermore, the vehicle market in Israel includes a relatively large number of vehicle importers, compared to other sectors in the economy, that import vehicles that are manufactured in different countries around the world. Most vehicle importers import several brands and products. The development of the automotive market in Israel is characterized by fluctuations resulting from changes in the macroeconomic environment of the economy, among other factors. The main characteristics of the automotive market that affect AutoMax’s activity and the competitors in this market are:

●	High dependence on suppliers. The success of vehicle importers depends mainly on the relationship with manufacturers of the vehicles imported and the strategy of the manufacturers’ activity in relation to the launch of new products, brand positioning in the world, model policy, trade conditions, price policy and marketing support. It should be noted that the dependence on the vehicle manufacturers is mainly relevant to the direct importers who have, in practice, exclusive franchise agreements with manufacturers whose products they import to Israel. AutoMax believes that it has no significant reliance on the activity of a particular vehicle manufacturer.

●	Changes in consumer preferences. The vehicle preferences in Israel are subject to frequent changes, resulting from the preference of certain models by consumers, and due to a variety of factors, including but not limited to, engine type (diesel, oil, electric, hybrid or gasoline), the size of the vehicle, its design, technological advantages, environmental rating, fuel economy, safety standard, price and marketability on the resale market.

●	Taxation of vehicles. The importing of most private vehicles in Israel is subject to purchase taxes, Value Added Tax and customs imposed at cumulative rates of approximately 30%-130% (or, oftentimes, more), of the cost of the vehicles. The aforementioned tax rates are among the highest in the world. Changes in tax rates, including reduction in tax rates given to vehicles of a certain type, have a direct impact on the preferences of customers in the area of activity. In addition, changes in taxation on vehicles provided to employees as part of their employment conditions may affect their preference in relation to receiving vehicles from the workplace versus purchasing.

●	Fuel and electricity prices. Changes in fuel and electricity prices may have an impact on consumer preferences in the long term. Vehicle model preferences vary depending on the type of energy used (i.e., diesel, gas, gasoline, or electricity) and each such energy price.

●	Regulation. The automotive industry in Israel is characterized by vast regulation and strict regulatory requirements, including the standardization requirements, which may affect the Company’s expenditure and the results of its operations.

●	Infrastructure levels and density of the roads. According to research conducted by the Bank of Israel, the roads in Israel are characterized by high levels of density, especially in the areas with greater population concentration. This affects the scope of vehicle purchases and is expected to affect it in the future as well.

●	Changes in currency and interest rates as well as the economic environment.

Competition

AutoMax operates in two highly competitive industries: the vehicle industry in Israel as an importer and seller and in the international vehicle industry as a purchaser of vehicles. The value chain in the automotive industry includes international vehicle manufacturers, vehicle importers, vehicle dealers (over 8,000 authorized vehicle dealers), financing entities and end users: households, corporate firms and public organizations. According to the Automotive Industry Review published by Dun & Bradstreet in February 2024, or the Automotive Industry Review, and data retrieved from the website “CarZone”, there are approximately 25 official import groups representing various manufacturers in Israel, which are responsible for approximately 97% of the automotive imports to Israel. Alongside these, there are several dozen parallel importers who are collectively responsible for approximately 3% of the imports. However, during the years 2019 to 2024, a small number of parallel importers were responsible for approximately 75% of the total parallel import to Israel. Additionally, there are vehicle leasing and rental companies, consisting of approximately five primary companies, alongside smaller companies.

According to the Automotive Industry Review, as of year-end-2024, there were approximately 4.24 million vehicles on the roads in Israel, of which, approximately 86% are private vehicles. According to the State of Israel Central Bureau of Statistics, despite a relatively low level of vehicle ownership in Israel, based on the number of vehicles per 1,000 residents, the traffic density remains among the highest in the world. Based on studies conducted in previous years, as detailed in Automotive Industry Review, the density is 3.5 times higher than the Organization for Economic Co-operation and Development, or the OECD, average. The main contributors are the concentration of population in central Israel, an underdeveloped public transportation system and the lack of correlation between the construction of roads and the increase in population.

SciSparc Merger Sub Ltd.

SciSparc Merger Sub Ltd. is a wholly-owned subsidiary of SciSparc, and was formed solely for the purposes of carrying out the Merger.

The Merger (see page 88 and page 108)

If the Merger is completed, Merger Sub will merge with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc.

At the effective time of the Merger, each AutoMax ordinary share outstanding immediately prior to the effective time (excluding certain AutoMax ordinary shares that may be cancelled pursuant to the Merger Agreement) will be automatically converted into the right to receive a number of SciSparc ordinary shares and pre-funded warrants. The Exchange Ratio has been determined pursuant to a formula described in more detail in the Merger Agreement and later in this proxy statement/prospectus. Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders, and its Advisor in connection with the Merger, are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions.

The Exchange Ratio is based on the number of SciSparc’s outstanding shares on a fully-diluted basis, subject to certain exceptions, divided by 0.5001, multiplied by 0.4749, divided by (the number of AutoMax’s outstanding shares minus SciSparc’s holdings in AutoMax), so, that in any event, AutoMax shareholders (other than SciSparc) shall own approximately 49.99% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions.

The closing of the Merger will occur as promptly as practicable but in no event later than the second business day after the last of the conditions to the Merger has been satisfied or waived, other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of each such conditions, or at such other time as SciSparc and AutoMax agree. SciSparc and AutoMax anticipate that the consummation of the Merger will occur in SciSparc’s third quarter of 2025, the quarter ending September 30, 2025. However, because the Merger is subject to a number of conditions, neither SciSparc nor AutoMax can predict exactly when the closing of the Merger will occur or if it will occur at all.

The following diagrams illustrate the corporate structure of SciSparc prior to and following the consummation of the Merger:

Prior to the consummation of the Merger:

Following the consummation of the Merger:

Reasons for the Merger (see page 94)

SciSparc and AutoMax believe that the combined company will have the following potential advantages:

●	the range of options available to the combined company to access the public equity markets to fund future capital needs or to complete business development transactions, which would likely be greater than the options available to AutoMax alone as a publicly traded company on the TASE;

●	the expected reaction and support of the transaction from the market, investment banks, AutoMax shareholders and SciSparc shareholders;

●	that the Merger will result in AutoMax shareholders, in exchange for their AutoMax shares, receiving shares in SciSparc, a publicly traded company on Nasdaq, which would provide AutoMax shareholders with the opportunity to obtain greater liquidity for their shares than on TASE;

●	the Merger will make AutoMax more profitable and enable it to continue the process of diversifying the vehicles it imports and sells in Israel; and

●	the average daily trading volume of SciSparc shares is greater than the average daily trading volume in AutoMax’s shares, and therefore the combined entity is expected to have a higher trading volume.

Each of the boards of directors of SciSparc and AutoMax also considered other factors for the Merger, as described herein. For example, the SciSparc board of directors considered, among other things:

●	the strategic alternatives to the Merger available to SciSparc, including the discussions that SciSparc’s management and the SciSparc board of directors previously conducted with other potential merger partners;

●	the risks associated with continuing to operate SciSparc on a stand-alone basis, including liquidity needs and cash-burn relating to, among other things, funding SciSparc’s contemplated clinical trials;

●	SciSparc’s management’s belief that it would be difficult to obtain sufficient equity or debt financing on acceptable terms, if at all;

●	the valuation report prepared by an independent valuator by E.D.B., as to the valuation of AutoMax pursuant to the Merger Agreement to SciSparc, as more fully described below in the section entitled “—Valuation Report of E.D.B. Consulting and Investments Ltd”; and

●	Mr. Weiss’ dual role as both the Chairman of SciSparc’s board of directors, and as the chairman of AutoMax’s board of directors, and whether his interests in the Merger may differ from, or extend beyond, the interests of SciSparc’s shareholders generally.

Valuation Report of E.D.B. Consulting and Investments Ltd. (see page 99)

At the March 31, 2024 meeting of the board of directors of SciSparc, representatives of E.D.B. presented a valuation report of AutoMax, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by E.D.B. in connection with the preparation of its valuation report.

E.D.B. provided its valuation report for the information and assistance of SciSparc’s board of directors (in its capacity as such) in connection with, and for purposes of, its consideration of the Merger and its valuation report only addresses the valuation of AutoMax. The valuation report of E.D.B. did not address any other term or aspect of the Merger Agreement or the Merger. The valuation report does not constitute a recommendation to the board of directors of SciSparc or any SciSparc shareholder as to how the SciSparc board of directors, such shareholder or any other person should vote or otherwise act with respect to the Merger or any other matter.

Overview of the Merger Agreement (see page 109)

Merger Consideration and Exchange Ratio (see page 109)

At the effective time, each outstanding share of AutoMax will be converted into the right to receive a number of SciSparc ordinary shares and pre-funded warrants.

The Merger Agreement does not provide for an adjustment to the total number of SciSparc ordinary shares and pre-funded warrants that AutoMax shareholders will be entitled to receive for changes in the market price of SciSparc ordinary shares. Accordingly, the market value of the shares of SciSparc ordinary shares issued pursuant to the Merger will depend on the market value of the SciSparc ordinary shares at the time the Merger closes and could vary significantly from the market value of the SciSparc ordinary shares on the date of this proxy statement/prospectus.

At the effective time of the Merger, each AutoMax shareholder will receive SciSparc ordinary shares in exchange for its AutoMax shares in an amount equal to the number of AutoMax shares held by such AutoMax shareholder multiplied by the Exchange Ratio. Certain AutoMax shareholders will receive pre-funded warrants exercisable into SciSparc’s ordinary shares. No fractional SciSparc ordinary shares will be issued in connection with the Merger. Instead, each AutoMax shareholder who otherwise would be entitled to receive a fractional SciSparc ordinary shares (after aggregating all fractional SciSparc ordinary shares issuable to such AutoMax shareholder) will receive such amount rounded to the nearest whole number of SciSparc ordinary shares.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders, and its Advisor in connection with the Merger, are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders, immediately prior to the Merger are expected to own approximately 50.01% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions. The Exchange Ratio formula is based on the number of SciSparc’s outstanding shares on a fully-diluted basis, subject to certain exceptions, divided by 0.5001, multiplied by 0.4749, divided by (the number of AutoMax’s outstanding shares minus SciSparc’s holdings in AutoMax), so, that in any event, AutoMax shareholders (other than SciSparc) shall own approximately 49.99% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions.

Treatment of AutoMax Warrants, Share Options, Series B Bonds, and Series C Bonds

As a result of the Merger, each AutoMax warrant, option, and certain convertible rights that had resulted from a prior AutoMax transaction (in each case, whether or not vested) that is outstanding and unexercised immediately prior to the effective time, shall be cancelled immediately prior to the effective time for no consideration.

According to the terms of AutoMax’s Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025, NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

On May 19, 2025, the Series C Bonds, were issued and began trading on the TASE. According to the terms of the Series C Bonds and the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Conditions to the Completion of the Merger (see page 123)

The obligations to consummate the Merger and the other transactions contemplated by the Merger Agreement shall be subject to the satisfaction or waiver, on or prior to the closing of the Merger, of the conditions set forth in the section entitled “The Merger Agreement – Conditions to the Completion of the Merger” below.

No Solicitation by SciSparc and AutoMax (see page 125)

Both SciSparc and AutoMax and their representatives are prohibited by the terms of the Merger Agreement from (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) furnishing any non-public information regarding SciSparc or AutoMax, as applicable, or any of its respective subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry; (iii) engaging in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry; (iv) approving, endorsing or recommending any acquisition proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction; or (vi) publicly proposing to do any of the foregoing.

Share Ownership of SciSparc Directors and Executive Officers

As of the date of this proxy statement/prospectus, SciSparc’s directors and executive officers as a group, owned and were entitled to vote 375,365 shares of SciSparc’s ordinary shares, or 3.3% of the outstanding shares of SciSparc ordinary shares.

The directors and executive officers have informed us that they intend to vote all of their shares of SciSparc’s ordinary shares “FOR” the approval of the consummation of the Merger and the other transactions contemplated by the Merger Agreement, “FOR” the approval of the form of Indemnification Agreement for directors and officers of SciSparc, “FOR” the approval of a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and closing of the Merger; and “FOR” the approval, subject to and contingent upon the approval of the consummation of the Merger, of the election of elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and the ratification of the class structure of the SciSparc board of directors.

Termination (see page 129)

Either SciSparc or AutoMax can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. In the event that the Merger Agreement is terminated, neither party is required to pay a termination fee to the other party.

AutoMax Shareholder Support Agreement (see page 131)

In connection with the execution of the Merger Agreement, certain shareholders of AutoMax entered into the AutoMax Shareholder Support Agreement, covering approximately 55.56% of the outstanding shares of AutoMax. The AutoMax Shareholder Support Agreement provides, among other things, that the shareholders party to the AutoMax Shareholder Support Agreement will vote all of the shares of AutoMax held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Indemnification Agreement (see page 131)

Subject to approval by the shareholders in this Special Meeting, SciSparc will enter into a form of Indemnification Agreement with each of its office holders.

Executive Officers of SciSparc Following the Merger (see page 123)

Immediately following the Merger, the executive management team of SciSparc is expected to be composed as set forth below:

Name	Position with SciSparc	Current Position	Age
Oz Adler	Chief Executive Officer and Chief Financial Officer	Chief Executive Officer and Chief Financial Officer	38

Dr. Adi Zuloff-Shani	Chief Technology Officer	Chief Technology Officer	56

Directors of SciSparc Following the Merger (see page 123)

At and immediately after the effective time of the Merger, the board of directors of SciSparc and its committees are expected to be composed of the individuals set forth in the table below. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

Designee	Age	Position(s)
AutoMax Designees
Yaarah Alfi	37	Chief Financial Officer of AutoMax
Tomer Levy	30	VP Business Development and Headquarters, director of AutoMax

SciSparc Designees
Amitay Weiss	63	Chairman of the Board of Directors of SciSparc
Amnon Ben Shay	62	Director
Moshe Revach	49	Director
Liat Sidi	50	Director

Interests of the SciSparc and AutoMax Directors and Executive Officers in the Merger (see page 108)

In considering the recommendation of SciSparc’s board of directors with respect to the issuance of SciSparc ordinary shares in connection with the Merger and the other matters to be acted upon by SciSparc’s shareholders at the Special Meeting, SciSparc’s shareholders should be aware that certain members of the board of directors and executive officers of SciSparc have interests in the Merger that may be different from, or in addition to, your interests.

Each of Amnon Ben Shay, Moshe Revach and Liat Sidi will continue to be a director of the combined company after the effective time of the Merger, and, following the closing of the Merger, will be eligible to be compensated as a non-employee director of the combined company pursuant to the compensation policy of SciSparc. In addition, pursuant to the Merger Agreement and form of Indemnification Agreement, SciSparc’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

Mr. Amitay Weiss, the Chairman of SciSparc’s board of directors, serves as the chairman of AutoMax’s board of directors. Pursuant to the terms of the Merger Agreement, Mr. Amitay Weiss will continue to be a director of the combined company after the closing of the Merger and will receive compensation as a director and be entitled to continued indemnification. In addition, if approved by SciSparc shareholders, Mr. Amitay Weiss will be entitled to receive a one-time cash bonus of $150,000 as the Chairman of SciSparc subject to and upon the closing of the Merger. Each of Mr. Oz Adler and Mr. Itschak Shrem will also be entitled to receive a one-time bonus of $315,000 and $50,000, as the Chief Executive Officer of SciSparc and President of SciSparc, respectively. These interests may present them with actual or potential conflicts of interest, as further described in Proposal No. 3 (see page 135), and should be aware that the directors and officers of SciSparc may have interests in such proposal, which differ from, or extend beyond, your interests.

As of May 23, 2025, all directors and executive officers of SciSparc, together with their affiliates, beneficially owned approximately 4.5% of the outstanding SciSparc ordinary shares.

As of May 23, 2025, all directors and executive officers of AutoMax, together with their affiliates, beneficially owned approximately 34.79% of the outstanding AutoMax ordinary shares.

Certain Material Israeli Income Tax Consequences of the Merger (see page 110)

In general, under the Israeli Tax Ordinance [New Version], 5721-1961, the disposition of shares of an Israeli company, such as AutoMax, is deemed to be a sale of capital assets subject to capital gains tax by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise. AutoMax has obtained the Tax Ruling (as defined herein) from the Israel Tax Authority for which AutoMax had applied, therefore, the Israeli income tax consequences of the Merger are in accordance with the Tax Ruling (as applicable to a particular AutoMax shareholder). For more information, please see the section entitled “The Merger — Certain Material Israeli Income Tax Consequences of the Merger” of this proxy statement/prospectus.

Risk Factors (see page 11)

Both SciSparc and AutoMax are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective shareholders, including the following risks:

●	The Exchange Ratio is not adjustable based on the market price of SciSparc ordinary shares, so the Merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed;

●	If the conditions to the Merger are not met, the Merger will not occur;

●	The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes;

●	The market price of the combined company’s shares may decline as a result of the Merger;

●	SciSparc and AutoMax shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger; and

●	During the pendency of the Merger, SciSparc and AutoMax will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties’ ability to enter into business combination transactions with another party.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus. SciSparc and AutoMax both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 110)

In the United States, SciSparc must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of SciSparc and the filing of this proxy statement/prospectus with the SEC.

As a condition to closing of the Merger, the Merger Agreement sets forth that AutoMax shall obtain a court approval for the Merger, under sections 350 and 351 of the Companies Law. According to the Companies Law, the required majority at a general meeting of shareholders to approve a merger as described is a majority of the number of voting participants, excluding abstainers, who hold at least three-quarters (3/4) of the voting power represented at such meeting, in accordance with Section 350(9) of the Companies Law. As part of the Merger, shares of SciSparc will be offered to AutoMax’s shareholders. As such, it is plausible to conclude that SciSparc is making an offer to the public and is required to file a prospectus with the Israeli Securities Authority. Based on the foregoing, SciSparc and AutoMax have requested that an Israeli court approve an exemption to the foregoing requirement given that SciSparc is a public company traded on Nasdaq and therefore subject to the Securities Act, and as such, all relevant information is available to the Israeli public, and SciSparc shall continue to provide information in accordance with the Securities Act. The Israeli Securities Authority has responded to AutoMax’s petition to the court and has indicated that it will not require filing a prospectus is Israel. Pursuant to AutoMax’s petition to the court, the court ordered that AutoMax will convene a shareholders meeting for approval of the merger, and in addition will convene a separate meeting of AutoMax’s shareholders who are not controlling shareholders or SciSparc to vote on the approval of the Merger.

Nasdaq Stock Market Listing (see page 121)

Prior to consummation of the Merger, SciSparc intends to file a listing of additional securities application with Nasdaq, as required by Nasdaq to effect the issuance of ordinary shares in connection with the Merger or upon exercise of AutoMax’s outstanding options that will be assumed by SciSparc in connection with the Merger. If such application is accepted, SciSparc anticipates that its securities will be listed on the Nasdaq Capital Market following the closing of the Merger and will trade under SciSparc’s existing name, SciSparc Ltd., and trading symbol, “SPRC”.

Anticipated Accounting Treatment (see page 122)

SciSparc and AutoMax each prepare their respective financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards. The Merger will be accounted for using the acquisition method of accounting, and SciSparc will be treated as the accounting acquirer.

Comparison of Shareholder Rights (see page 230)

Both SciSparc and AutoMax are incorporated under the laws of Israel and, accordingly, the rights of the shareholders of each are currently, and will continue to be, governed by Israeli law. If the Merger is completed, AutoMax shareholders will become SciSparc shareholders, and their rights will be governed by Israeli law and the Amended and Restated Articles of Association of SciSparc attached to this proxy statement/prospectus as Annex D, as are currently in effect, and may differ from the rights of AutoMax shareholders under AutoMax’s current amended and restated articles of association, as more fully described under the section entitled “Comparison of Shareholder Rights” in this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

SciSparc Ordinary Shares

SciSparc’s ordinary shares are listed on the Nasdaq Capital Market under the symbol “SPRC.” AutoMax’s ordinary shares are listed on the TASE under the symbol “AMX”.

The closing price of SciSparc’s ordinary shares on June 6, 2025, as reported on Nasdaq, was $0.312 per ordinary share.

Assuming approval of Proposals Nos. 1 through 4 and the successful application for the listing of additional securities with Nasdaq, following the consummation of the Merger, SciSparc’s ordinary shares will be continue to be listed on Nasdaq and will trade under SciSparc’s existing name, SciSparc Ltd., and existing trading symbol “SPRC”.

As of June 6, 2025, the record date for the Special Meeting, SciSparc had 25 holders of record of its ordinary shares. As of June 6, 2025, AutoMax had 35 holders of record of its ordinary shares. For detailed information regarding the beneficial ownership of certain SciSparc shareholders upon consummation of the Merger, see the section entitled “Principal Shareholders of Combined Company” in this proxy statement/prospectus.

Dividends

SciSparc

SciSparc has never declared or paid any cash dividends on its share capital, and it does not currently anticipate declaring or paying cash dividends on its share capital in the foreseeable future. SciSparc intends to retain all future earnings, if any, to finance the operation and expansion of SciSparc’s business. Any future determination relating to SciSparc’s dividend policy will be made at the discretion of SciSparc’s board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that SciSparc’s board of directors may deem relevant.

AutoMax

AutoMax has never declared or paid any cash dividends on its share capital. In accordance with the Series B Bonds Trust Deed, until the Series B Bonds are repaid in full, AutoMax will not distribute or pay any cash dividends. According to the terms of AutoMax’s Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025, NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

On May 19, 2025, the Series C Bonds, were issued and began trading on the TASE. According to the terms of the Series C Bonds and the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

AutoMax does not anticipate paying any cash dividends on shares of AutoMax’s share capital in the foreseeable future.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of SciSparc. You should also read and consider the risks associated with the business of SciSparc because these risks may also affect the combined company. You should also read and consider the other information in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” on page 240 of this proxy statement/prospectus.

Risk Factors Summary

The following is a summary of some of the risks and uncertainties that could materially adversely affect SciSparc’s business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below:

Risks related to the Merger

●	Because the Exchange Ratio is fixed, AutoMax shareholders cannot be certain of the precise value of the consideration that they may receive in the Merger.

●	If the proposed merger with AutoMax is not consummated, SciSparc’s share price could decline.

●	Some SciSparc and AutoMax officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

●	The market price of the combined company’s shares may decline as a result of the Merger.

●	SciSparc and AutoMax shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

●	SciSparc and AutoMax may become involved in securities litigation or shareholder derivative litigation in connection with the Merger.

Risks Related to SciSparc’s Business

●	SciSparc is a specialty clinical-stage pharmaceutical company and has incurred significant losses since the date of its inception, and anticipate that it will continue to incur significant losses until SciSparc is able to successfully commercialize its product candidates.

●	SciSparc has not generated any revenue from the sale of current product candidates and may never be profitable.

Risks Related to SciSparc’s Intellectual Property

●	If SciSparc is unable to obtain and maintain effective patent rights for its product candidates, it may not be able to compete effectively in its markets.

●	SciSparc may not be able to identify infringements of its patents and accordingly the enforcement of its intellectual property rights may be difficult.

Risks Related to SciSparc’s Intended Corporate Restructuring Plan

●	The Restructuring Plan may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

Risks Related to the Ownership of SciSparc’s Securities

●	SciSparc will need additional capital in the future.

Risks Related to Israeli Law and SciSparc’s Operations in Israel

●	Provisions of Israeli law may make it easy for SciSparc’s shareholders to demand that it convene a shareholders meeting and/or allow shareholders to convene a shareholder meeting without the consent of SciSparc’s management, which may disrupt its management’s ability to run its company.

●	SciSparc’s results may be adversely affected by political, economic and military instability in Israel.

Risks Related to AutoMax’s Business and Operations

●	A decline in available financing may adversely affect AutoMax’s business.

●	Failure to renew AutoMax permits and licenses or their revocation could materially adversely affect its business, results of operations, financial condition and cash flows.

●	AutoMax’s ability to import and sell vehicles depends in large part on agreements with suppliers and, therefore, any disruption or deterioration in its relationship with such suppliers could impact its business.

●	Import product restrictions may impair AutoMax’s ability to sell vehicles or parts profitably.

●	AutoMax is subject to various legal proceedings, which could adversely affect its business, results of operations and financial condition.

●	AutoMax’s business and operations face many risks inherent to international trade, and its location in Israel including the ongoing military conflicts, may exacerbate the import process, which is material to the success of AutoMax’s business and operations, including disruptions to the maritime route in the Red Sea, and Turkey’s trade embargo.

●	Macroeconomic factors such as fluctuation in vehicle prices, fuel prices, supply chain disruptions, and vehicle-related technology advancements could have an adverse effect on AutoMax’s revenues and operating results.

●	AutoMax’s operations are subject to a wide range of governmental regulations and laws. Its failure to comply with or any changes to these regulations and laws, could adversely affect AutoMax’s business, sales, results of operations and financial condition.

Risks Related to the Combined Company

●	The combined company does not anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future.

●	Maintaining and improving the combined company’s financial controls and the requirements of being a public company may strain the combined company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

Risks Related to the Merger

Because the Exchange Ratio is fixed and will not be adjusted in the event of a change in either SciSparc’s share price or AutoMax’s share price, AutoMax shareholders cannot be certain of the precise value of the consideration that they may receive in the Merger.

At the effective time of the Merger, each outstanding share of AutoMax will be converted into the right to receive a number of SciSparc ordinary shares, to be determined in accordance with the Exchange Ratio.

The Merger Agreement does not provide for an adjustment to the total number of SciSparc ordinary shares that AutoMax shareholders will be entitled to receive to account for changes in the market price of SciSparc ordinary shares. Accordingly, the market value of the shares of SciSparc ordinary shares issued pursuant to the Merger will depend on the market value of the SciSparc ordinary shares at the time the Merger closes and could vary significantly from the market value of the SciSparc ordinary shares on the date of this prospectus.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders (other than SciSparc, which currently holds shares in AutoMax) and its Advisor are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital on a fully-diluted basis (subject to certain exceptions).

The Exchange Ratio is the result of the following calculation: the number of the SciSparc outstanding shares on a fully-diluted basis (subject to certain exceptions) divided by 0.5001, multiplied by 0.4749, then divided by the number of the AutoMax outstanding shares less the number of the AutoMax ordinary shares held by SciSparc; so that, in any event, immediately following the effective time, holders of AutoMax outstanding shares (and its Advisor, but other than SciSparc), will hold together 49.99% of SciSparc’s share capital, on a fully-diluted basis (subject to certain exceptions), immediately following the effective time.

The market price of SciSparc ordinary shares and, as a result, the value of the consideration that AutoMax shareholders may receive pursuant to the Merger Agreement, has been fluctuating since the date that the Merger Agreement was executed and publicly announced and may continue to fluctuate through the date of the completion of the Merger. Accordingly, upon the completion of the Merger and the issuance of the SciSparc ordinary shares to the AutoMax shareholders, the market price of the SciSparc ordinary shares that will be issued to the AutoMax shareholders as the Merger consideration could be greater than, less than or the same as the market price of SciSparc ordinary shares on the date the Merger Agreement was executed, on the date of this prospectus or on the date of the SciSparc and AutoMax shareholder meetings. Share price changes may result from a variety of factors, including, among others, changes in SciSparc’s or AutoMax’s respective businesses operations or prospects, risks described in the risk factors of each of SciSparc and AutoMax; legislative, regulatory and legal developments; general market, industry and economic conditions; shareholder litigation relating to the Merger or otherwise relating to SciSparc or to AutoMax; and market assessments of the likelihood that the Merger will be completed. Because the value of the consideration will depend on the market price of SciSparc ordinary shares at the time the Merger is completed, AutoMax shareholders will not know or be able to determine at the time of the AutoMax shareholders meeting the market value of the Merger consideration they may receive upon completion of the Merger. Similarly, SciSparc shareholders will not know or be able to determine at the time of the Special Meeting of SciSparc’s shareholders, the market value of the consideration to be paid to the AutoMax shareholders in the form of issuance of SciSparc ordinary shares pursuant to the Merger Agreement compared to the market value of AutoMax ordinary shares that are being exchanged. You are urged to obtain current market quotations for SciSparc ordinary shares and AutoMax ordinary shares in determining whether to vote for approval of the Merger-related proposals. In addition, see the section entitled “Comparative Per Share Market Price Information” beginning on page 82.

If the proposed merger with AutoMax is not consummated, SciSparc’s share price could decline.

The consummation of the proposed Merger with AutoMax is subject to a number of closing conditions, including the approval by SciSparc’s shareholders, approval by Nasdaq of SciSparc’s listing of additional securities application of its ordinary shares issued in connection with the Merger, and other customary closing conditions. SciSparc is targeting a closing of the transaction in the third quarter of 2025.

If the proposed Merger is not consummated, SciSparc may be subject to a number of material risks, and its share price could be adversely affected, as follows:

●	SciSparc has incurred and expects to continue to incur significant expenses related to the proposed Merger with AutoMax, even if the Merger is not consummated.

●	The Merger Agreement contains covenants restricting SciSparc’s solicitation of competing acquisition proposals and the conduct of SciSparc’s business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions before the closing of the Merger require the consent of AutoMax. Accordingly, SciSparc may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. SciSparc has invested significant time and resources in the transaction process and if the Merger Agreement is terminated SciSparc will have a limited ability to continue its current operations without obtaining additional financing.

●	SciSparc’s collaborators and other business partners and investors in general may view the failure to consummate the Merger as a poor reflection on its business or prospects.

●	Some of SciSparc’s collaborators and other business partners may seek to change or terminate their relationships with SciSparc as a result of the proposed Merger or the failure thereof.

●	SciSparc’s management team may be distracted from day to day operations as a result of the proposed Merger.

●	On July 16, 2024, SciSparc received a written notice, or the Notice, from Nasdaq indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), SciSparc was granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. On January 14, 2025, SciSparc received an additional written notice from Nasdaq indicating that it had been granted, per its request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. No assurance can be given that SciSparc will remain eligible to be listed on Nasdaq. Further, because of the previous delisting of SciSparc’s American Depositary Shares, or ADSs, from Nasdaq, if SciSparc falls out of compliance with Nasdaq requirements in the future, its ordinary shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that SciSparc will be able to regain compliance. Any delisting could adversely affect SciSparc’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, customers and employees.

●	In addition, if the Merger Agreement is terminated and SciSparc’s board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, SciSparc’s board of directors may elect to, among other things, divest all or a portion of SciSparc’s business, and, in such case, the consideration that SciSparc receives may be less attractive than the consideration to be received by SciSparc pursuant to the Merger Agreement.

If the conditions to the Merger are not met, the Merger will not occur.

Even if the Merger is approved by the shareholders of SciSparc and AutoMax, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus. SciSparc and AutoMax cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and SciSparc and AutoMax each may lose some or all of the intended benefits of the Merger.

Some SciSparc and AutoMax officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Certain officers and directors of SciSparc and AutoMax participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, the continued receipt of compensation for such service, and continued indemnification. Each of Amitay Weiss, Amnon Ben Shay, Moshe Revach and Liat Sidi will continue as directors of the combined company after the effective time of the Merger.

Mr. Amitay Weiss is also the Chairman of SciSparc’s board of directors and serves as the chairman of AutoMax. In addition, contingent upon the approval and closing of the Merger, shareholders are asked to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President. Furthermore, certain officers, directors and shareholders of AutoMax entered into the AutoMax Shareholder Support Agreement, pursuant to which they agreed, solely in their capacity as shareholders, to vote their shares in AutoMax covering approximately 55.65% of the outstanding shares of AutoMax in favor of adoption of the Merger Agreement.

Mr. Yaki Baranes, a business analyst, presented a market overview on the motor vehicle market in Israel and a company overview of AutoMax as a vehicle importer in Israel, to SciSparc’s board of directors on February 23, 2023. Mr. Baranes was appointed on May 30, 2023, as VP Strategy and Business Development of SciSparc. Mr. Baranes previously provided services to AutoMax. In addition, Mr. Baranes and Mr. Amitay Weiss both serve as members of the board of Charging Robotics Inc. and Mr. Baranes provided market overview services to certain other companies of which Mr. Amitay Weiss serves as a director.

These interests may present them with actual or potential conflicts of interest. These interests, among others, may influence the officers and directors of SciSparc and AutoMax to support or approve the Merger. For more information concerning the interests of SciSparc and AutoMax executive officers and directors, see the section entitled “Interests of the SciSparc and AutoMax Directors and Executive Officers in the Merger” in this proxy statement/prospectus.

SciSparc’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Merger.

SciSparc’s board of directors did not obtain a fairness opinion in connection with its determination to approve the Merger. In analyzing the Merger, SciSparc’s board of directors conducted due diligence on AutoMax and researched the industry in which AutoMax operates by obtaining, for example, an independent third-party valuation report on AutoMax from E.D.B. Accordingly, investors will be relying solely on the judgment of SciSparc’s board of directors in determining the value of the Merger and will not have assurance from an independent source that the terms of the Merger are fair to the Company from a financial point of view. The lack of a fairness opinion may also lead an increased number of SciSparc’s shareholders to vote against the proposed Merger, which could potentially impact SciSparc’s ability to consummate the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either party can refuse to complete the Merger if there is a material adverse change affecting the other party following April 10, 2024, the date of the Merger Agreement. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on SciSparc or AutoMax, to the extent they resulted from the following (unless, in some cases, they have a disproportionate effect on SciSparc or AutoMax, as the case may be):

●	changes or conditions generally affecting the industries or markets in which SciSparc and AutoMax operate, and changes in the industries in which SciSparc and AutoMax operate regardless of geographic region (including legal and regulatory changes);

●	acts of war, armed hostilities or terrorism;

●	changes in financial, banking or securities markets;

●	any change in, or any compliance with or action taken for the purpose of complying with, any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority), or changes in any interpretations thereof;

●	any change in U.S. generally accepted accounting principles or interpretations thereof;

●	the announcement of the Merger Agreement or the pendency of the Merger;

●	the taking of any action required to be taken by the Merger Agreement;

●	pandemics, including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event; and

●	changes in U.S. or non-U.S. general economic or political conditions, or in the financial, credit or securities markets in general, including any shutdown of any governmental authority.

If adverse changes occur but SciSparc and AutoMax must still complete the Merger, the combined company’s share price may suffer.

The market price of the combined company’s shares may decline as a result of the Merger.

The market price of the combined company’s shares may decline as a result of the Merger for a number of reasons, including if:

●	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

●	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	investors react negatively to the effect on the combined company’s business and prospects from the Merger.

SciSparc and AutoMax shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, SciSparc shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to operate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and share price following the Merger. Even if the combined company were able to operate the two businesses operations successfully, there can be no assurance that this operation will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

During the pendency of the Merger, SciSparc and AutoMax will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties’ ability to enter into business combination transactions with another party.

Covenants in the Merger Agreement impede the ability of SciSparc or AutoMax to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of SciSparc’s securities, a tender offer for SciSparc’s securities, a Merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of SciSparc and AutoMax from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals. Because the lack of a public market for AutoMax shares makes it difficult to evaluate the fairness of the Merger, the shareholders of AutoMax may receive consideration in the Merger that is less than the fair market value of the AutoMax shares.

Certain shareholders could attempt to influence changes within SciSparc that could adversely affect SciSparc’s operations, financial condition and the value of SciSparc’s ordinary shares.

SciSparc’s shareholders may from time to time seek to acquire a controlling stake in SciSparc, engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes. Campaigns by shareholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming and could disrupt SciSparc’s operations and divert the attention of the SciSparc board of directors and senior management from the pursuit of the proposed transaction. These actions could adversely affect SciSparc operations, financial condition, SciSparc’s ability to consummate the Merger and the value of SciSparc ordinary shares.

SciSparc and AutoMax may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of SciSparc and AutoMax management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. SciSparc and AutoMax may become involved in this type of litigation in connection with the Merger, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of SciSparc, AutoMax and the combined company.

If any of the events described in AutoMax’s General Risk Factors” or “Risks Related to the Combined Company” occur, those events could cause the potential benefits of the Merger not to be realized.

AutoMax’s business is expected to constitute a significant portion of the business of the combined company following the Merger. As a result, the risks described below in the sections entitled “AutoMax Business” beginning on page 175, and “Risks Related to the Combined Company” beginning on page 79 are among the most significant risks to the combined company if the Merger is completed. To the extent any of the events in the risks described in the sections referenced in the previous sentence occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s shares to decline.

Risks Related to SciSparc’s Business

Risks Related to SciSparc’s Financial Condition and Capital Requirements

SciSparc is a specialty clinical-stage pharmaceutical company and has incurred significant losses since the date of its inception, and anticipate that it will continue to incur significant losses until it is able to successfully commercialize its product candidates.

SciSparc has historically incurred substantial net losses; including net losses of approximately $7.5 million for the year ended December 31, 2024, $5.9 million for the year ended December 31, 2023, and $2.6 million for the year ended December 31, 2022. As of December 31, 2024, SciSparc had an accumulated deficit of approximately $75 million.

SciSparc has devoted substantially all of its financial resources to develop its product candidates, and more recently, to a lesser degree, SciSparc has been searching for strategic transactions. SciSparc financed its operations primarily through the issuance of equity securities. The amount of its future net losses will depend, in part, on completing the development of its product candidates, the demand for its product candidates, the rate of its future expenditures and its ability to obtain funding through the issuance of its securities, strategic collaborations or grants. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. SciSparc is in the late stages of preclinical and at the early stages of clinical development for its product candidates, it has not yet commenced pivotal clinical studies for any product candidate. Although SciSparc has begun early commercialization efforts for its proprietary PEA oral tablets formulation, CannAmide™, which it expects will be marketed to pharmacies and other retail outlets across Canada following its entering into a distribution agreement(s), it may be several years, if ever, before SciSparc completes pivotal clinical studies and has its lead product candidate approved for commercialization. Even if SciSparc obtains regulatory approval to market a product candidate, its future revenue will depend upon the size of the markets for which its product candidates may receive approval and its ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for its product candidates in those markets.

SciSparc expects to continue to incur significant losses until it is able to commercialize its main pharmaceutical product candidates, which it may not be successful in achieving. SciSparc anticipates that its expenses will increase substantially if and as it:

●	continues the research and development of its product candidates;

●	expands the scope of its current clinical studies for its product candidates;

●	seeks regulatory and marketing approvals for its product candidates that successfully complete clinical studies;

●	establishes a sales, marketing and distribution infrastructure to commercialize its product candidates;

●	seeks to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of its current product candidates;

●	seeks to maintain, protect, and expand its intellectual property portfolio;

●	seeks to attract and retain skilled personnel; and

●	creates additional infrastructure to support its operations as a public company and its product candidate development and planned future commercialization efforts.

SciSparc has not generated any revenue from the sale of its current pharmaceutical product candidates and may never be profitable.

SciSparc has not yet commercialized any of its pharmaceutical product candidates and have not generated any revenue from sales of its pharmaceutical product candidates since the date of its inception. Although SciSparc has begun early commercialization efforts for its proprietary PEA oral tablets formulation. CannAmide™, it does not currently expect the sale of CannAmide to result in material revenues, nor is CannAmide™ its lead pharmaceutical product candidate. SciSparc does not know whether or when it will become profitable. Its ability to generate revenue and achieve profitability depends on its ability to successfully complete the development of, and to commercialize, SciSparc’s pharmaceutical product candidates and on the demand for its pharmaceutical product candidates. SciSparc’s ability to generate revenue and achieve profitability depends on its ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, one or more of its pharmaceutical product candidates. SciSparc’s ability to generate future revenue from pharmaceutical product candidate sales depends heavily on its success in many areas, including but not limited to:

●	completing research and preclinical and clinical development of its pharmaceutical product candidates;

●	obtaining regulatory and marketing approvals for pharmaceutical product candidates for which SciSparc completes clinical studies;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) pharmaceutical products to support market demand for its pharmaceutical product candidates, if approved;

●	launching and commercializing pharmaceutical product candidates if and when SciSparc obtains regulatory and marketing approval, either directly or with a collaborator or distributor;
●	obtaining market acceptance of its pharmaceutical product candidates as viable treatment options;

●	addressing any competing pharmaceutical or biotechnological and market developments;

●	identifying, assessing, acquiring and/or developing new pharmaceutical product candidates;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which SciSparc may enter;

●	maintaining, protecting and expanding its portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

Even if one or more of the pharmaceutical product candidates that SciSparc develops is approved for commercial sale, SciSparc anticipates incurring significant costs associated with commercializing any approved pharmaceutical product candidate. Its expenses could increase beyond expectations if it is required by the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, domestic or foreign, to perform clinical, nonclinical or other types of studies in addition to those that SciSparc currently anticipates. In cases where SciSparc is successful in obtaining regulatory approvals to market one or more of its pharmaceutical product candidates, its revenue will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the pharmaceutical product candidate, the ability to get reimbursement at an acceptable price and whether it owns the commercial rights for that territory. If the number of its addressable patients is not as significant as SciSparc estimates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably expected population for treatment is narrowed by competition, physician choice or treatment guidelines, SciSparc may not generate significant revenue from sales of such pharmaceutical product candidates, even if approved. Additionally, if it is not able to generate revenue from the sale of any approved pharmaceutical product candidates, SciSparc may be forced to cease operations.

SciSparc expects that it will need to raise substantial additional funding before it can expect to become profitable from sales of its pharmaceutical product candidates. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force SciSparc to delay, limit or terminate its pharmaceutical product candidate development efforts or other operations.

As of December 31, 2024, SciSparc’s cash was approximately $1.5 million, other accounts receivable was approximately $1 million, SciSparc had working capital of approximately $6.1 million and it also had an accumulated deficit of approximately $75 million. Based upon its currently expected level of operating expenditures, SciSparc does not expect that its existing cash will be sufficient to fund operations for at least the next 12 months. SciSparc expects that it will require substantial additional capital to commercialize its pharmaceutical product candidates. In addition, SciSparc’s operating plans may change as a result of many factors that may currently be unknown to SciSparc, and may need to seek additional funds sooner than planned. SciSparc’s future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of pharmaceutical product development, clinical studies, preclinical testing, and other related activities;

●	the cost, timing and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that SciSparc may establish.

Any additional fundraising efforts may divert SciSparc’s management from their day-to-day activities, which may adversely affect its ability to develop and commercialize its pharmaceutical product candidates. In addition, SciSparc cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to it, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of its securities and the issuance of additional securities, whether equity or debt, by SciSparc, or the possibility of such issuance, may cause the market price of its ordinary shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and SciSparc may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. SciSparc could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and SciSparc may be required to relinquish rights to some of its technologies or pharmaceutical product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results and prospects. Even if SciSparc believes that it has sufficient funds for its current or future operating plans, it may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

If SciSparc is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any pharmaceutical product candidates or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

The report of SciSparc’s independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern, which could prevent SciSparc from obtaining new financing on reasonable terms or at all.

The report of SciSparc’s independent registered public accounting firm on its audited consolidated financial statements for the period ended December 31, 2024 contains an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern. SciSparc’s consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding its ability to continue as a going concern. This going concern opinion could materially limit its ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on its consolidated financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Until SciSparc can generate significant recurring revenues, it expects to satisfy its future cash needs through debt or equity financing. SciSparc cannot be certain that additional funding will be available to it on acceptable terms, if at all. If funds are not available, SciSparc may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to its products. This may raise substantial doubts about its ability to continue as a going concern.

Risks Related to the Discovery and Development of SciSparc’s Pharmaceutical Product Candidates

SciSparc is heavily dependent on the success of its pharmaceutical product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. SciSparc cannot give any assurance that any of its pharmaceutical product candidates will receive regulatory approval, which is necessary before they can be commercialized.

To date, SciSparc has invested substantially all of its efforts and financial resources to design and develop its pharmaceutical product candidates, including conducting preclinical studies and providing general and administrative support for these operations. SciSparc’s future success is dependent on its ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more pharmaceutical product candidates. SciSparc currently generates no revenue from sales of any pharmaceutical product candidate, and it may never be able to develop or commercialize a marketable pharmaceutical product candidate.

Each of its pharmaceutical product candidates is in the late stages of pre-clinical development or early stages of development and will require additional clinical development (and in some cases additional preclinical development), management of nonclinical, clinical and manufacturing activities, regulatory approval, obtaining adequate manufacturing supply, building of a commercial organization and significant marketing efforts before SciSparc generates any revenue from pharmaceutical product candidate sales. It may be years before a pivotal study is initiated, if at all. Any clinical trials in the United States will require the approval of an Investigational New Drug, or IND, application by the FDA, and SciSparc cannot assure that it will obtain such approval in a timely manner, or at all. SciSparc is not permitted to market or promote any of its pharmaceutical product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and it may never receive such regulatory approval for any of its pharmaceutical product candidates.

SciSparc as a company has never submitted marketing applications to the FDA or comparable foreign regulatory authorities. SciSparc cannot be certain that any of its pharmaceutical product candidates will be successful in clinical studies or receive regulatory approval or what regulatory pathway the regulatory authorities shall designate for its pharmaceutical product candidates. Further, its pharmaceutical product candidates may not receive regulatory approval even if they are successful in clinical studies. If SciSparc does not receive regulatory approvals for its pharmaceutical product candidates, it may not be able to continue its operations.

SciSparc generally plans to seek regulatory approval to commercialize its pharmaceutical product candidates in the United States, the European Union and in additional foreign countries. To obtain regulatory approvals SciSparc must comply with the numerous and varying regulatory requirements of such countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing and distribution of its product candidates. Even if SciSparc is successful in obtaining approval in one jurisdiction, it cannot ensure that it will obtain approval in any other jurisdictions. If SciSparc is unable to obtain approval for its pharmaceutical product candidates in multiple jurisdictions, its revenue and results of operations would be negatively affected.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If SciSparc is ultimately unable to obtain regulatory approval for its pharmaceutical product candidates, its business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical studies and depends upon numerous factors. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a pharmaceutical product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. SciSparc has not obtained regulatory approval for any pharmaceutical product candidate, and it is possible that none of its existing pharmaceutical product candidates or any pharmaceutical product candidates it may seek to develop in the future will ever obtain regulatory approval.

Applications for its pharmaceutical product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of SciSparc’s clinical studies;

●	SciSparc may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a pharmaceutical product candidate’s safety-benefit ratio for its proposed indication is acceptable;

●	the FDA or comparable foreign regulatory authorities may disagree with its interpretation of data from preclinical studies or clinical studies;

●	the data collected from clinical studies of its pharmaceutical product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which SciSparc contracts for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering its clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical studies, may result in SciSparc failing to obtain regulatory approval to market any of its pharmaceutical product candidates, which would significantly harm its business, results of operations and prospects.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidance or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. In addition, disruptions at the FDA and other agencies may slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, political disputes in the U.S. Congress may result in a shutdown of the U.S. federal government, and in such cases certain regulatory agencies, such as the FDA, would have to furlough critical employees and stop critical activities.

If a prolonged government shutdown occurs, or if legislative or regulatory developments or global health concerns hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs or medical devices to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect our business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the medical device and pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs or treatments. Additionally, over the last several years, the US government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical studies and early clinical studies of its product candidates may not be predictive of the results of later-stage clinical studies. Product candidates that have shown promising results in early-stage clinical studies may still suffer significant setbacks in subsequent advanced clinical studies. There is a high failure rate for drugs proceeding through clinical studies, and product candidates in later stages of clinical studies may fail to show the desired safety and efficacy traits despite having progressed satisfactorily through preclinical studies and initial clinical studies. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. SciSparc does not know whether any Phase I, Phase II, Phase III or other clinical studies it may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain regulatory approval to market its product candidates.

SciSparc may find it difficult to enroll patients in its clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of its pharmaceutical product candidates.

Identifying and qualifying patients to participate in clinical studies of its pharmaceutical product candidates is critical to its success. The timing of its clinical studies depends in part on the speed at which SciSparc can recruit patients to participate in testing its pharmaceutical product candidates, and it may experience delays in its clinical studies if SciSparc encounters difficulties in enrollment.

Some of the conditions for which SciSparc plans to evaluate its current pharmaceutical product candidates are for rare diseases. Accordingly, there is a limited patient pool from which to draw for clinical studies. Further, the eligibility criteria of its clinical studies will further limit the pool of available study participants as SciSparc will require that patients have specific characteristics that it can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Additionally, the process of finding patients may prove costly. SciSparc also may not be able to identify, recruit and enroll a sufficient number of patients to complete its clinical studies because of the perceived risks and benefits of the pharmaceutical product candidate under study, the availability and efficacy of competing therapies and clinical studies, the proximity and availability of clinical study sites for prospective patients and the patient referral practices of physicians. If patients are unwilling to participate in its studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential pharmaceutical product candidates will be delayed.

If SciSparc experiences delays in the completion or termination of any clinical study of its pharmaceutical product candidates, the commercial prospects of its pharmaceutical product candidates will be harmed, and its ability to generate pharmaceutical product candidate revenue from any of these pharmaceutical product candidates could be delayed or prevented. In addition, any delays in completing its clinical studies will increase SciSparc’s costs, slow down its product candidate development and approval process and jeopardize its ability to commence pharmaceutical product candidate sales and generate revenue. Any of these occurrences may harm its business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of its pharmaceutical product candidates.

If the FDA does not conclude that its pharmaceutical product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for its pharmaceutical product candidates under Section 505(b)(2) are not as SciSparc expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

SciSparc intends to seek FDA approval through the Section 505(b)(2) regulatory pathway for its pharmaceutical product candidate SCI-110 and potentially for its drug candidate SCI-210. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act of 1938, as amended, or the FDC Act, or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

If the FDA does not allow SciSparc to pursue the Section 505(b)(2) regulatory pathway as anticipated, it may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. SciSparc may need to obtain additional funding, which could result in significant dilution to the ownership interests of its then existing shareholders to the extent SciSparc issues equity securities or convertible debt. SciSparc cannot assure you that it would be able to obtain such additional financing on terms acceptable to it, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive pharmaceutical product candidates reaching the market faster than its pharmaceutical product candidates, which could materially adversely impact its competitive position and prospects. Even if SciSparc is allowed to pursue the Section 505(b)(2) regulatory pathway, it cannot assure you that its pharmaceutical product candidates will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of pharmaceutical product candidates by the FDA under Section 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). For example, several companies have previously petitioned the FDA regarding the constitutionality of allowing others to rely upon FDA findings that are based on their proprietary data. If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could require that SciSparc generates full data regarding safety and effectiveness for previously approved active ingredients and delay or even prevent the FDA from approving any NDA that SciSparc submits under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of its potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved pharmaceutical product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing pharmaceutical products. If successful, such petitions can significantly delay, or even prevent, the approval of the new pharmaceutical product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if SciSparc is able to utilize the Section 505(b)(2) regulatory pathway for its pharmaceutical product candidates, there is no guarantee this would ultimately lead to faster pharmaceutical product development or earlier approval. Moreover, even if these pharmaceutical product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the pharmaceutical products may be marketed or to other conditions of approval or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the pharmaceutical products. Its pharmaceutical product candidates are at early stages of development and are subject to uncertainty over what SciSparc must do on its development program in order to secure approval under Section 505(b)(2).

SciSparc may encounter substantial delays in its clinical studies, or it may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of its pharmaceutical product candidates, SciSparc must conduct extensive clinical studies to demonstrate the safety and efficacy of the pharmaceutical product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. SciSparc cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing, and its future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include but are not limited to:

●	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of human clinical studies;

●	the occurrence of a pandemic or the spread of a virus that diverts the attention of regulatory agencies from reviewing its study design or results or which, as a result of such pandemic or widespread, requires SciSparc to materially modify its planned clinical studies;

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	imposition of a clinical hold by regulatory agencies, after review of an IND, application, or equivalent application, or an inspection of its clinical study operations or study sites;

●	delays in recruiting suitable patients to participate in its clinical studies;

●	difficulty collaborating with patient groups and investigators;

●	failure by SciSparc’s CROs, other third parties or it to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s Good Clinical Practices, or GCP, requirements, or applicable regulatory guidelines in other countries;

●	delays in having patients complete participation in a study or return for post-treatment follow-up;

●	patients dropping out of a study;

●	occurrence of serious adverse events associated with the pharmaceutical product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	the cost of clinical studies of its pharmaceutical product candidates being greater than SciSparc anticipates;

●	clinical studies of its pharmaceutical product candidates producing negative or inconclusive results, which may result in SciSparc deciding, or regulators requiring it, to conduct additional clinical studies or abandon pharmaceutical product candidate development programs; and

●	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of its pharmaceutical product candidates for use in clinical studies or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to SciSparc or impair its ability to generate revenue. SciSparc may also be required to conduct additional safety, efficacy and comparability studies before it will be allowed to start clinical studies with its repurposed drugs. Clinical study delays could also shorten any periods during which its pharmaceutical product candidates have patent protection and may allow its competitors to bring pharmaceutical product candidates to market before it does, which could impair its ability to obtain orphan exclusivity and successfully commercialize its pharmaceutical product candidates and may harm its business and results of operations.

In respect of its pharmaceutical product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications SciSparc is targeting, it may be precluded from commercializing its pharmaceutical product candidates in those indications during that period of exclusivity.

SciSparc is seeking to obtain an orphan designation for some of its pharmaceutical product candidates in the United States. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, defined, in part, as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug.

In the United States, the first NDA applicant with an orphan drug designation for a particular active moiety to treat a specific disease or condition that receives FDA approval is entitled to a seven-year exclusive marketing period in the United States for that product candidate, for that indication. In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following drug approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

In June 2016, SciSparc submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed SciSparc that its request could not be granted at such time, and is being held in abeyance until and subject to SciSparc providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support its scientific rationale for its request for orphan drug designation within 12 months. In September 2017, SciSparc responded to such FDA letter within the designated time frame, and provided the FDA with its articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, SciSparc received the FDA’s response to its response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant SciSparc’s request and indicated that SciSparc did not provide adequate prevalence estimates, and any evidence to support its statement that only moderate to severe TS patients would require pharmacological treatment. SciSparc further responded in January 2018 by providing additional information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us SciSparc’s request due to the fact that SciSparc has not yet provided adequate prevalence estimates. However, the FDA did agree with SciSparc’s position that SciSparc could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After SciSparc had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about SciSparc’s ability to limit the use of the pharmaceutical product to the subset of patients SciSparc is pursuing. Due to the fact that SciSparc disagrees with this concern, it requested a clarification call. In the clarification call conducted on February 2, 2021, SciSparc agreed with the FDA concern about its ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so SciSparc suggested to amend its preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, SciSparc sent its response to the FDA. In June 2021, SciSparc received a response from the FDA explaining that they are unable to grant SciSparc’s request until new information becomes available to support its request for orphan drug designation. SciSparc will re-visit the application after it obtains clinical results from its upcoming phase IIb clinical trial in TS.

There is no assurance that SciSparc will successfully obtain orphan drug designation for TS, any future rare indications or orphan exclusivity upon approval of any of its pharmaceutical product candidates that have already obtained designation.

Even if SciSparc does obtain orphan exclusivity for any pharmaceutical product candidate, the exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Moreover, a drug product candidate with an active moiety that is a different cannabinoid from that in its drug candidate or, under limited circumstances, the same drug product candidate, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product candidate with an active moiety that is the same as that in a pharmaceutical product candidate SciSparc is pursuing for the same indication, approval of its pharmaceutical product candidate would be blocked during the period of marketing exclusivity unless SciSparc could demonstrate that its product candidate is clinically superior to the approved pharmaceutical product candidate. In addition, if a competitor obtains approval and marketing exclusivity for a drug product candidate with an active moiety that is the same as that in a pharmaceutical product candidate SciSparc is pursuing for a different orphan indication, this may negatively impact the market opportunity for its pharmaceutical product candidate.

There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded SciSparc’s pharmaceutical product candidates in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved pharmaceutical product candidate containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect SciSparc’s business.

While orphan drug product candidates are typically sold at a high price relative to other medications, the market may not be receptive to high pricing of SciSparc’s product candidates.

SciSparc develops its product candidates to treat rare diseases, a space where medications are usually sold at high prices compared with other medications. However, its product candidates are repurposed drugs, which means, among other things, that they contain drug substances available in pharmacies for the purpose of treating indications that are different from the indications for which SciSparc plans to use. Accordingly, even if regulatory authorities approve its product candidates, the market may not be receptive to, and it may be difficult for SciSparc to achieve, a per-patient per-year price high enough to allow us to realize a return on its investment.

SciSparc’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

The use of dronabinol has been associated with seizures, paranoia, rapid heart rate and unusual thoughts and behaviors. Undesirable side effects caused by SciSparc’s product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical studies and could result in a more restrictive marketing label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Potential side effects of its cannabinoid-based treatments may include: asthenia, palpitations, tachycardia, vasodilation/facial flush, abdominal pain, nausea, vomiting, amnesia, anxiety/nervousness, ataxia, confusion, depersonalization, dizziness, euphoria, hallucinations, paranoid reaction, somnolence and abnormal thinking. Results of its studies may identify unacceptable severity and prevalence of these or other side effects. In such an event, its studies could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order SciSparc to cease further development of or deny or withdraw approval of its product candidates for any or all targeted indications.

Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the study or result in potential product candidate liability claims.

Additionally, if one or more of its product candidates receives marketing approval, and SciSparc or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result, including but not limited to:

●	regulatory authorities may withdraw approvals of such product candidate;

●	regulatory authorities may require additional warnings on the label;

●	SciSparc may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other Elements To Assure Safe Use, or ETASU;

●	SciSparc could be sued and held liable for harm caused to patients; and

●	its reputation may suffer.

Any of these events could prevent SciSparc from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm its business, results of operations and prospects.

Even if SciSparc obtains regulatory approval for a product candidate, its product candidates will remain subject to regulatory scrutiny.

If its product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States. In addition, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, regulations and Quality System Regulation, or QSR. As such, SciSparc and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP, QSR and adherence to commitments made in any NDA. Accordingly, SciSparc and others with whom SciSparc works must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that SciSparc receives for its product candidates may also be subject to limitations on the approved indicated uses for which the product candidate may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. SciSparc will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with requirements concerning advertising and promotion for its product candidates. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product candidate’s approved label. As such, SciSparc may not promote its product candidates for indications or uses for which they do not have FDA approval. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product candidate, product candidate labeling or manufacturing process. SciSparc could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of its product candidates in general or in specific patient subsets. If original marketing approval were obtained via the accelerated approval pathway, SciSparc could be required to conduct a successful post-marketing clinical study to confirm clinical benefit for its product candidates. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval. Furthermore, any new legislation addressing drug safety issues could result in delays in product candidate development or commercialization or increased costs to assure compliance. Foreign regulatory authorities impose similar requirements.

If a regulatory agency discovers previously unknown problems with a product candidate, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product candidate is manufactured, or disagrees with the promotion, marketing or labeling of a product candidate, such regulatory agency may impose restrictions on that product candidate or SciSparc, including requiring withdrawal of the product candidate from the market. If SciSparc fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters;

●	impose civil or criminal penalties;

●	suspend or withdraw regulatory approval;

●	suspend any of its ongoing clinical studies;

●	refuse to approve pending applications or supplements to approved applications submitted by SciSparc;

●	impose restrictions on its operations, including closing its contract manufacturers’ facilities; or

●	seize or detain product candidates, or require a product candidate recall.

Any government investigation of alleged violations of law could require SciSparc to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect its ability to commercialize and generate revenue from SciSparc’s product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of SciSparc and its operating results will be adversely affected.

SciSparc is subject to numerous complex regulations and failure to comply with these regulations, or the cost of compliance with these regulations, may harm its business.

The research, testing, development, manufacturing, quality control, approval, labeling, packaging, storage, recordkeeping, promotion, advertising, marketing, distribution, possession and use of its product candidates, among other things, are subject to regulation by numerous governmental authorities in the United States and elsewhere. The FDA regulates drugs under the FDC Act and implements regulations. Noncompliance with any applicable regulatory requirements can result in refusal to approve product candidates for marketing, warning letters, product candidate recalls or seizure of product candidates, total or partial suspension of production, prohibitions or limitations on the commercial sale of product candidates or refusal to allow the entering into of federal and state supply contracts, fines, civil penalties and/or criminal prosecution. Additionally, the FDA and comparable governmental authorities have the authority to withdraw product candidate approvals that have been previously granted. Moreover, the regulatory requirements relating to its product candidates may change from time to time and it is impossible to predict what the impact of any such changes may be.

SciSparc is developing product candidates that are controlled substances as defined in the Controlled Substances Act of 1970, or CSA, which establishes, among other things, certain registration, production quotas, security, recordkeeping, reporting, import, export and other requirements administered by the Drug Enforcement Administration, or the DEA. As a result, any product candidate that is a controlled substance (or includes a controlled substance) cannot be marketed before such substance is rescheduled by the DEA as a Schedule II, III, IV or V substance. The active ingredient in SciSparc’s product candidates is dronabinol, which is a Schedule III controlled substance.

The manufacture, shipment, storage, sale and use, among other things, of controlled substances that are pharmaceutical product candidates are subject to a high degree of regulation. The DEA also conducts periodic inspections of registered establishments that handle controlled substances. Facilities that conduct research, manufacture, distribute, import or export controlled substances must be registered to perform these activities and have the security, control and inventory mechanisms required by the DEA to prevent drug loss and diversion. Failure to maintain compliance, particularly non-compliance resulting in loss or diversion, can result in regulatory action that could have a material adverse effect on its business, results of operations, financial condition and prospects. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Individual states also have controlled substances laws. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule its product candidates as well. While some states automatically schedule a drug when the DEA does so, other states schedule drugs through rulemaking or a legislative action. State scheduling may delay commercial sale of any product candidate for which SciSparc obtains federal regulatory approval and adverse scheduling could have a material adverse effect on the commercial attractiveness of such product candidate. SciSparc or its partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions from the states in addition to those from the DEA or otherwise arising under federal law.

Risks Related to SciSparc’s Reliance on Third Parties

SciSparc relies on third parties to conduct its preclinical and clinical studies and perform other tasks for it. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, SciSparc may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

SciSparc has relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for its ongoing preclinical and clinical programs, including Target Health, Inc., FGK Clinical Research GmbH, or FGK, and others. SciSparc relies on these parties for execution of its preclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, SciSparc is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and its reliance on the CROs does not relieve SciSparc of its regulatory responsibilities. SciSparc and its CROs and other vendors are required to comply with current cGMP, GCP, QSR and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of its product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If SciSparc or any of its CROs or vendors fail to comply with applicable regulations, the clinical data generated in its clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require SciSparc to perform additional clinical studies before approving its marketing applications. SciSparc cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical studies comply with GCP regulations. In addition, its clinical studies must be conducted with product candidates which are produced under cGMP regulations. SciSparc’s failure to comply with these regulations may require it to repeat clinical studies, which would delay the regulatory approval process.

If any of its relationships with these third-party CROs terminate, SciSparc may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, its CROs are not SciSparc employees, and except for remedies available to SciSparc under its agreements with such CROs, SciSparc cannot control whether or not they devote sufficient time and resources to its on-going clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to SciSparc’s clinical protocols, regulatory requirements or for other reasons, its clinical studies may be extended, delayed or terminated and SciSparc may not be able to obtain regulatory approval for or successfully commercialize its product candidates. CROs may also generate higher costs than anticipated. As a result, its results of operations and the commercial prospects for its product candidates would be harmed, SciSparc’s costs could increase and its ability to generate revenue could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which could materially impact SciSparc’s ability to meet its desired clinical development timelines. Though SciSparc carefully manages its relationships with its CROs, there can be no assurance that SciSparc will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects.

SciSparc will rely on third parties to manufacture its API and formulations. Its business could be harmed if those third parties fail to provide SciSparc with sufficient quantities of its needed supplies, or fail to do so at acceptable quality levels or prices.

SciSparc does not have the infrastructure or capability internally to manufacture the API formulations, and SciSparc lacks the resources and the capability to manufacture any of its product candidates on a clinical or commercial scale. SciSparc plans to rely on third parties for such supplies. There are a limited number of manufacturers who have the ability to produce its API and there may be a need to identify alternate manufacturers to prevent a possible disruption of its clinical studies. Any significant delay or discontinuity in the supply of these components could considerably delay completion of its clinical studies, product candidate testing and potential regulatory approval of its product candidates, which could harm its business and results of operations.

SciSparc and its collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing its product candidates. The manufacturing facilities on which SciSparc relies may not continue to meet regulatory requirements and have limited capacity.

All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including its existing contract manufacturers for its product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or a product candidate used in late-stage clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of its product candidates that may not be detectable in final product testing. SciSparc, its collaborators or its contract manufacturers must supply all necessary documentation in support of an NDA, or Marketing Authorization Application, or MAA, on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Some of its contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of its collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of SciSparc’s product candidates or any of its other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of its product candidates or its other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. SciSparc does not control the manufacturing process of, and are completely dependent on, its contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

The regulatory authorities also may, at any time following approval of a product candidate for sale, if ever, audit the manufacturing facilities of its collaborators and third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of its product candidate specifications or applicable regulations occurs independent of such an inspection or audit, SciSparc or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for SciSparc or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales, or the temporary or permanent closure of a facility. Any such remedial measures imposed upon SciSparc or third parties with whom SciSparc contracts could materially harm its business.

If SciSparc, its collaborators, or any of its third-party manufacturers fail to maintain regulatory compliance, the FDA or other applicable regulatory authority can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product, withdrawal of an approval or suspension of production. As a result, its business, financial condition and results of operations may be materially harmed.

Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA or MAA amendment, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in SciSparc’s desired clinical and commercial timelines.

These factors could cause SciSparc to incur higher costs and could cause the delay or termination of clinical studies, regulatory submissions, required approvals or commercialization of its product candidates. Furthermore, if its suppliers fail to meet contractual requirements and SciSparc is unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, its clinical studies may be delayed or SciSparc could lose potential revenue.

SciSparc’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them or that its trade secrets will be misappropriated or disclosed.

Because SciSparc relies on third parties to develop and manufacture its product candidates, SciSparc must, at times, share trade secrets with them. SciSparc seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with its collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose SciSparc’s confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by its competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that SciSparc’s proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of SciSparc’s trade secrets or other unauthorized use or disclosure would impair its competitive position and may have a material adverse effect on its business.

Risks Related to Commercialization of SciSparc’s Pharmaceutical Product Candidates

If the market opportunities for its pharmaceutical product candidates are smaller than SciSparc believes they are, its revenue may be adversely affected, and its business may suffer.

SciSparc’s projections of both the number of people who have its target diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with its pharmaceutical product candidates, are based on SciSparc’s beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases SciSparc seeks to treat is in early stages, and SciSparc cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for each of its pharmaceutical product candidates may be limited or may not be amenable to treatment with its pharmaceutical product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect its results of operations and its business.

SciSparc faces intense competition and rapid technological change and the possibility that its competitors may discover, develop or commercialize therapies that are similar, more advanced or more effective than that of SciSparc, which may adversely affect its financial condition and its ability to successfully commercialize its product candidates.

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to SciSparc’s product candidates.

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of SciSparc’s knowledge, multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing, among others, cannabidivarin, or CBDV, based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba Pharmaceuticals, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye Bioscience, Inc., or Skye, is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need. Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and metabolism and solid tumors. RespireRx Pharmaceutical Inc., or RespireRx, developing dronabinol for OSA treatment. Synendos Therapeutics AG, or Synendos, is a developer of endocannabinoid modulators for the treatment of central nervous system, or CNS, disorders. It has developed pharmaceutical products to restore the natural function of the brain and treat neuropsychiatric disorders. Synendos is developing small molecules as selective endocannabinoid reuptake inhibitors that increase the levels of endogenous cannabinoids to treat CNS disorders caused by cannabinoid deficiency. Inversago Pharma (formerly GIcare Pharma) is focused on developing peripheral cannabinoid (CB1) receptor antagonist/inverse agonist for the treatment of metabolic diseases such as obesity, insulin resistance, and liver fibrosis. Its drug INV-101 (Inverse agonist of peripheral CB1) under phase-1.

More established companies may have a competitive advantage over us due to their greater size, cash flows and institutional experience. Compared to SciSparc, many of its competitors may have significantly greater financial, technical and human resources. As a result of these factors, SciSparc’s competitors may have an advantage in marketing their approved products and may obtain regulatory approval of their product candidates before SciSparc is able to, which may limit its ability to develop or commercialize its product candidates. SciSparc’s competitors may also develop drugs that are safer, more effective, more widely used and less expensive than those of SciSparc, and may also be more successful than us in manufacturing and marketing their products. These advantages could materially impact SciSparc’s ability to develop and commercialize its product candidates successfully.

SciSparc’s product candidates may also compete with medical and recreational marijuana, in markets where the recreational and/or medical use of marijuana is legal. There is support in the United States for further legalization of marijuana. In markets where recreational and/or medical marijuana is not legal, its product candidates may compete with marijuana purchased in the illegal drug market. SciSparc cannot assess the extent to which patients may utilize marijuana obtained illegally for the treatment of the indications for which SciSparc is developing its product candidates.

Even if SciSparc successfully develops its product candidates, and obtain marketing approval for them, other treatments or therapeutics may be preferred and SciSparc may not be successful in commercializing its product candidates or in bringing them to market.

Many of SciSparc’s competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in SciSparc’s competitors. As a result, these companies may obtain regulatory approval more rapidly than SciSparc is able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. SciSparc’s competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that SciSparc may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than SciSparc does. Additionally, technologies developed by its competitors may render its potential product candidates uneconomical or obsolete, and SciSparc may not be successful in marketing its product candidates against competitors.

SciSparc currently have no marketing and sales organization. If SciSparc is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its product candidates, SciSparc may be unable to generate any revenue.

Although its employees may have sold other similar products in the past while employed at other companies, SciSparc as a company have no experience selling and marketing its product candidates and SciSparc currently has no marketing or sales organization. To successfully commercialize any products that may result from its development programs, SciSparc will need to develop these capabilities, either on its own or with others. If its product candidates receive regulatory approval, SciSparc intends to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize its product candidates in major markets, which will be expensive, difficult and time consuming. Any failure or delay in the development of its internal sales, marketing and distribution capabilities would adversely impact the commercialization of its products.

Further, given its lack of prior experience in marketing and selling pharmaceutical products, its initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize its product candidates. As such, SciSparc may be required to hire substantially more sales representatives to adequately support the commercialization of its product candidates or SciSparc may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets, SciSparc may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but SciSparc may be unable to enter into such agreements on favorable terms, if at all. If its future collaborators do not commit sufficient resources to commercialize its future products, if any, and SciSparc is unable to develop the necessary marketing capabilities on its own, SciSparc will be unable to generate sufficient product revenue to sustain its business. SciSparc may be competing with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, SciSparc may be unable to compete successfully against these more established companies.

The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Even with the requisite approvals from the FDA and comparable foreign regulatory authorities, the commercial success of SciSparc’s product candidates will depend in part on the medical community, patients and third-party payors accepting its product candidates as medically useful, cost-effective and safe. Any product that SciSparc brings to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of its product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the safety and efficacy of the product as demonstrated in clinical studies and potential advantages over competing treatments;

●	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

●	the clinical indications for which approval is granted;

●	relative convenience and ease of administration;

●	the cost of treatment, particularly in relation to competing treatments;

●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

●	the strength of marketing and distribution support and timing of market introduction of competitive products;

●	publicity concerning its products or competing products and treatments; and

●	sufficient third-party insurance coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be fully known until after it is launched. Its efforts to educate the medical community and third-party payors on the benefits of the product candidates may require significant resources and may never be successful. If its product candidates are approved but fail to achieve an adequate level of acceptance by physicians, patients, third-party payors and others in the medical community, SciSparc will not be able to generate sufficient revenue to become or remain profitable.

The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit its ability to market those products and decrease its ability to generate revenue.

The pricing, coverage and reimbursement of its product candidates, if approved, must be adequate to support SciSparc’s commercial infrastructure. SciSparc’s per-patient prices must be sufficient to recover its development and manufacturing costs and potentially achieve profitability. Accordingly, the availability and adequacy of coverage and reimbursement by governmental and private payors are essential for most patients to be able to afford expensive treatments such as those of SciSparc, assuming approval. Sales of its product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of its product candidates will be paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government authorities, private health insurers and other third-party payors. If coverage and reimbursement are not available, or are available only to limited levels, SciSparc may not be able to successfully commercialize its product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow SciSparc to establish or maintain pricing sufficient to realize a return on its investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or DHHS, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for products such as the SciSparc ones.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and SciSparc believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of its product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that SciSparc is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for its products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for SciSparc’s product candidates. SciSparc expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Healthcare legislative reform measures may have a material adverse effect on its business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The following are among the provisions established by the Patient Protection and Affordable Care Act of 2010, or ACA, of greatest importance to the pharmaceutical and biotechnology industry:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the Average Manufacturer Price, or AMP, for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, or MCOs;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	expansion of the entities eligible for discounts under federal 340B;

●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. This center is currently focused on the following priorities:

●	testing new payment and service delivery models;

●	evaluating results and advancing best practices; and

●	engaging a broad range of stakeholders to develop additional models for testing.

●	implementation of the federal physician payment transparency requirements, or the Sunshine Act. The Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act, or the SUPPORT Act, signed into law on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives. The amendment applies to reports submitted to CMS on or after January 1, 2022.

The ACA may be modified, amended or repealed at any time and may or may not be replaced with a different law or health care payment system. The ACA is expected to continue to have a significant impact on the health care industry. With regard to pharmaceutical product candidates, among other things, the ACA may expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. Since the enactment of the ACA, numerous regulations have been issued providing further guidance on its requirements. The ACA continues to be implemented through regulation and government activity but is subject to possible amendment, additional implementing regulations and interpretive guidelines. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare.

In 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program that, among other things, revised the manner in which the AMP is calculated by manufacturers participating in the program and implemented certain amendments to the Medicaid rebate statute created under the ACA. In addition, on December 21, 2020, CMS issued a final rule that made changes to the Medicaid Drug Rebate Program regulations in several areas, including some changes to the treatment of value-based purchasing arrangements and price reporting for patient benefit programs sponsored by pharmaceutical manufacturers.

Two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, that is commonly referred to as the “individual mandate.’’ Additionally, on January 22, 2018, then President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On April 27, 2020, the U.S. Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA and its business. SciSparc continues to evaluate the ACA and its possible repeal and replacement, as the extent to which any such changes may impact its business or financial condition remains uncertain.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions, known as Medicare sequestration adjustments, went into effect in 2013. However, under the Coronavirus Aid, Relief, Economic Securities Act of 2020, and related legislation, Medicare sequestration adjustments from May 1, 2020 through March 31, 2021 have been suspended, though sequestration has been extended through 2030. Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, including the former Administration’s budget for fiscal year 2020, there were further drug price control measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part D, to continue to allow some states to negotiate drug prices under Medicaid through supplemental rebate negotiations and other mechanisms, and legislation was introduced to eliminate cost sharing for generic drugs for Part D low-income patients.

In addition, in November 2020, the U.S. DHHS, finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or pharmacy benefit managers, or PBMs, acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal Anti-Kickback Statute, or the AKS. The regulation reflects the first change to the AKS Statute discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a MCO, for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

Congress and the executive branch have each indicated that it will continue to seek new legislative or administrative measures to control drug costs. At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, drug price increases, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In the European Union, similar political, economic and regulatory developments may affect SciSparc’s ability to profitably commercialize any of its product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase its operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of its product candidates, restrict or regulate post-approval activities and affect its ability to commercialize any products for which SciSparc obtains marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

SciSparc expects that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that SciSparc receives for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent SciSparc from being able to generate revenue, attain profitability or commercialize its drugs, once marketing approval is obtained. SciSparc cannot predict what healthcare reform initiatives may be adopted in the future. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations.

The COVID-19 pandemic has resulted in delays to SciSparc’s product development and may adversely affect any potential future revenues, results of operations and financial condition.

COVID-19 and the various precautionary measures taken by many governmental authorities around the world to limit its spread had a severe effect on global markets and the global economy. The extent to which the coronavirus impacts SciSparc’s business and operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the nature and extent of governmental actions taken to contain or treat its impact and the availability, costs, effectiveness and public acceptance of any FDA-approved vaccines, among others. COVID-19 and official actions taken in response to it caused a major slowdown in overall economic activity in the U.S. and elsewhere, curtailed consumer spending and made it more challenging to adequately staff and manage SciSparc’s business and operations.

The COVID-19 pandemic impacted its various vendors, including CROs, and caused delays in the development of its product candidates. SciSparc also experienced delays in the preparation toward various clinical trials, including being unable to receive prioritization to conduct clinical trials, availability of physicians and other staff members involved in its clinical trials. At this time, SciSparc does not anticipate that the COVID-19 pandemic and official responses would cause a material adverse effect on its results of operations and financial condition but there can be no assurance that this will be the case.

Risks Related to SciSparc’s Intellectual Property

If SciSparc is unable to obtain and maintain effective patent rights for its product candidates, SciSparc may not be able to compete effectively in its markets. If SciSparc is unable to protect the confidentiality of its trade secrets or know-how, such proprietary information may be used by others to compete against SciSparc.

Historically, SciSparc has relied on trade secret protection and confidentiality agreements to protect the intellectual property related to its technologies and product candidates. Since 2015, SciSparc has also sought patent protection for certain of its product candidates. Its success depends in large part on its ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to its proprietary technology and new product candidates.

SciSparc seeks to protect its proprietary position by filing patent applications in the United States and in other countries, with respect to its novel technologies and product candidates, which are important to its business. Patent prosecution is expensive and time consuming, and SciSparc may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that SciSparc will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection.

Not including patents and applications which SciSparc is in the process of being assigned, SciSparc has a portfolio of six granted patents with the U.S. Patent and Trademark Office, or USPTO, eight patent families and three trademarks, of which four families include Patent Cooperation Treaty, or PCT, applications, that have entered the national phase in various national entities. SciSparc cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to its patents after issuance could deprive SciSparc of rights necessary for the successful commercialization of any new product candidates that SciSparc may develop and would allow other third parties to compete with it.

SciSparc has exclusively licensed one U.S. patent family from Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum. SciSparc cannot assure you that it will ever enter into definitive license agreements with any third party licensor. To the extent the licensed or future licensed patents are found to be invalid or unenforceable, SciSparc may be limited in its ability to compete and market its product candidates. Moreover, the terms of its licenses affect its ability to control the value of any of its product candidates. If SciSparc or any of the parties that control the enforcement of licensed patents elect not to enforce any or all of the licensed patents it could significantly undercut the value of any of its product candidates, which would materially adversely affect its future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments SciSparc is obligated to make under its licenses.

Also, there is no guarantee that the patent registration applications that were submitted by SciSparc with regard to its technologies will result in patent registration. In the event of failure to complete patent registration, its developments will not be proprietary, which might allow other entities to manufacture its product candidates and compete with them.

Further, there is no assurance that all potentially relevant prior art relating to its patent applications has been found. Such prior art, to the extent it exists, may invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover SciSparc’s product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, SciSparc’s patent applications and any future patents may not adequately protect its intellectual property, provide exclusivity for its new product candidates, or prevent others from designing around its claims. Any of these outcomes could impair its ability to prevent competition from third parties, which may have an adverse impact on its business.

Engagement in any type of intellectual property collaboration agreement requires diligent management of intellectual property rights. Joint intellectual property engagements may create additional administrative and financial burdens and may place us at heightened risk of disputes or litigation regarding ownership, maintenance or enforcement of such joint intellectual property. For example, SciSparc’s collaboration with Clearmind Medicine Inc., or Clearmind, has resulted in filings of provisional patent applications related to certain combinations of its respective proprietary compounds. As a joint-owner of intellectual property, SciSparc is generally or would be unable to use or exploit the intellectual property without the consent of the other joint owner. If SciSparc cannot obtain sole commercial use rights for such jointly-owned intellectual property as a result of its collaboration, its future product development and commercialization plans may be adversely affected. Moreover, if SciSparc cannot obtain and maintain effective patent rights for its product candidates, SciSparc may not be able to compete effectively, and its business and results of operations may be harmed.

SciSparc may not be able to identify infringements of its patents and accordingly the enforcement of its intellectual property rights may be difficult.

The drug substance in some of SciSparc’s product candidates is repurposed, which means that it is available in other pharmaceutical products for the purpose of treating indications that are different from the indications for its product candidates. It is possible that if SciSparc receives regulatory approval to market and sell its drug candidates, some patients that receive a prescription could be sold the same drug substance but not its product candidate. It would be difficult, if not impossible, for SciSparc to identify such instances that may constitute an infringement of its patents. In addition, because the drug substance of some of its product candidates is repurposed, such substance may not be eligible for patent protection or data exclusivity. Even if SciSparc identifies infringing parties, there is no guarantee that a court will agree with its arguments and find that a third party is infringing its patents or that the court will issue an order for an adequate remedy for that infringement.

If SciSparc is unable to maintain effective proprietary rights for its product candidates, SciSparc may not be able to compete effectively in its markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, SciSparc has relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that SciSparc elects not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. SciSparc seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. SciSparc also seeks to preserve the integrity and confidentiality of its data, trade secrets and intellectual property by maintaining physical security of its premises and physical and electronic security of its information technology systems. Agreements or security measures may be breached, and SciSparc may not have adequate remedies for any breach. In addition, SciSparc’s trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

SciSparc cannot provide any assurances that its trade secrets and other confidential proprietary information will not be disclosed in violation of its confidentiality agreements or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of its trade secrets and intellectual property could impair its competitive position and may have a material adverse effect on its business. Additionally, if the steps taken to maintain its trade secrets and intellectual property are deemed inadequate, SciSparc may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect SciSparc’s ability to commercialize its product candidates, and SciSparc might be required to litigate or obtain licenses from third parties in order to develop or market its product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess its freedom to operate without infringing on third party rights. SciSparc’s competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover its product candidates or elements thereof, or its manufacturing or uses relevant to its development plans. In such cases, SciSparc may not be in a position to develop or commercialize product candidates or its product candidates unless SciSparc successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by its new product candidates. If such an infringement claim should be brought and be successful, SciSparc may be required to pay substantial damages, be forced to abandon its new product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that SciSparc has failed to identify relevant third-party patents or applications. For example, certain U.S. patent applications that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering its new product candidates or platform technology could have been filed by others without SciSparc’s knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover its platform technologies, its new product candidates or the use of its new product candidates. Third party intellectual property right holders may also actively bring infringement claims against SciSparc. SciSparc cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If SciSparc is unable to successfully settle future claims on terms acceptable to it, SciSparc may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing its new product candidates. If SciSparc fails in any such dispute, in addition to being forced to pay damages, SciSparc may be temporarily or permanently prohibited from commercializing its new product candidates that are held to be infringing. SciSparc may, if possible, also be forced to redesign its new product candidates so that SciSparc no longer infringes the third-party intellectual property rights. Any of these events, even if SciSparc were ultimately to prevail, could require it to divert substantial financial and management resources that SciSparc would otherwise be able to devote to its business.

Third-party claims of intellectual property infringement may prevent or delay SciSparc’s development and commercialization efforts.

SciSparc’s commercial success depends in part on its avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which SciSparc is developing new product candidates. As its industries expand and more patents are issued, the risk increases that its product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that SciSparc is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of its product candidates. There may be currently pending patent applications that may later result in issued patents that its product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of SciSparc’s technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of its formulations, processes for designs, or methods of use, the holders of any such patents may be able to block its ability to develop and commercialize the applicable product candidate unless SciSparc obtains a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against SciSparc may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize one or more of its product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from SciSparc’s business. In the event of a successful claim of infringement against SciSparc in the U.S. or any other relevant jurisdiction, SciSparc may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing product candidates or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from its patent applications, or narrow the scope of its patent protection. The laws of foreign countries may not protect SciSparc’s rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. SciSparc therefore cannot be certain that SciSparc was the first to file the invention claimed in its owned and licensed patent or pending applications, or that it or its licensor was the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After 2013, the United States moved to a first to file system. Changes in patent litigation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on its business and financial condition.

SciSparc may be involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe SciSparc’s intellectual property. If SciSparc was to initiate legal proceedings against a third party to enforce a patent covering one of its new product candidates, the defendant could counterclaim that the patent covering its product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to SciSparc’s patent or patent applications or those of its licensors. An unfavorable outcome could require SciSparc to cease using the related technology or to attempt to license rights to it from the prevailing party. Its business could be harmed if the prevailing party does not offer SciSparc a license on commercially reasonable terms. Its defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract its management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on its ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties, or enter into development partnerships that would help SciSparc bring its new product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of its confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of its ordinary shares.

SciSparc may be subject to claims challenging the inventorship of its intellectual property.

SciSparc may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to its current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, SciSparc may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If SciSparc fails in defending any such claims, in addition to paying monetary damages, SciSparc may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on its business. Even if SciSparc is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

SciSparc may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on product candidates, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and its intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use its technologies in jurisdictions where SciSparc has not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where SciSparc has patent protection, but enforcement is not as strong as that in the United States. These products may compete with its product candidates. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for SciSparc to stop the marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce its patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its future patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against SciSparc. SciSparc may not prevail in any lawsuits that SciSparc initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, SciSparc’s efforts to monitor and enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that SciSparc develops or licenses.

Risks Related to SciSparc’s Pharmaceutical Business Operations

From time to time, SciSparc may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that SciSparc will enter into any such definitive agreements. Similarly, SciSparc may strategically invest in transactions from time to time, and there can be no assurance that the value of its investment will increase or that it will not fluctuate.

From time to time, SciSparc may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. SciSparc may never enter into definitive agreements after signing a letter of intent and/or entering into a term sheet or other similar arrangement for a multitude of reasons, including, but not limited to, regulatory, operational, financial and other considerations. There may also be forces outside of SciSparc’s control that have an effect on its ability or decision as to whether SciSparc enters into such definitive agreements. As a result, there can be no assurance that upon signing a letter of intent and/or entering into a term sheet or similar arrangement, that SciSparc will enter into definitive documents. This could have a material adverse effect on SciSparc’s reputation and could cause SciSparc to incur expenses if any legal claims arise as a result thereof. For example, in November 2019, SciSparc entered into a memorandum of understanding with Heavenly Rx, Ltd., or Heavenly Rx, pursuant to which SciSparc and Heavenly Rx agreed to pursue a business combination. In accordance with the memorandum of understanding between the parties, any transaction between the parties remained subject to entry into definitive agreements, and to shareholder and regulatory approvals. SciSparc never entered into definitive agreements and does not expect to do so.

Similarly, SciSparc may strategically invest into various pharmaceutical companies. However, SciSparc can offer no assurance that the value of its investment will increase or that it will not fluctuate because the value of its investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment.

For example, on March 31, 2022, SciSparc entered into an agreement with and invested in MitoCareX Bio Ltd., or MitoCareX, a company focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. Subsequent to this, on February 25, 2025, SciSparc entered into a Securities Purchase and Exchange Agreement, or the MitoCareX SPEA, as amended on May 18, 2025, relating to the sale of its entire ownership interest in MitoCareX to a N2OFF, Inc. In addition, on November 17, 2022, SciSparc invested in Clearmind, a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems. In addition, on August 13, 2024, SciSparc entered into an exclusive patent license agreement with Polyrizon Ltd., or Polyrizon, for the out-licensing of its SCI-160 program.

The potential benefits of the agreement with MitoCareX, the investment in Clearmind, the exclusive patent license agreement with Polyrizon, or other potential investments may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on SciSparc’s results of operations, cash flows and financial position. The potential benefits of agreements with potential ventures may not materialize or may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on its results of operations, cash flows and financial position.

SciSparc will need to expand its organization and SciSparc may experience difficulties in recruiting needed additional employees and consultants, which could disrupt its operations.

As its development and commercialization plans and strategies develop and because SciSparc is so leanly staffed, SciSparc will need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, SciSparc may be unable to attract and retain qualified personnel necessary for the development of its business or to recruit suitable replacement personnel.

SciSparc’s management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. SciSparc may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. SciSparc’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional pharmaceutical product candidates. If its management is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenue could be reduced and SciSparc may not be able to implement its business strategy. Its future financial performance and its ability to commercialize pharmaceutical product candidates and compete effectively will depend, in part, on its ability to effectively manage any future growth.

SciSparc may not be successful in its efforts to identify, license or discover additional pharmaceutical product candidates.

Although a substantial amount of its effort will focus on the continued clinical testing, potential approval and commercialization of its existing pharmaceutical product candidates, the success of its business also depends in part upon its ability to identify, license or discover additional pharmaceutical product candidates. Its research programs or licensing efforts may fail to yield additional pharmaceutical product candidates for clinical development for a number of reasons, including but not limited to the following:

●	SciSparc’s research or business development methodology or search criteria and process may be unsuccessful in identifying potential pharmaceutical product candidates;

●	SciSparc may not be able or willing to assemble sufficient resources to acquire or discover additional pharmaceutical product candidates;

●	SciSparc’s pharmaceutical product candidates may not succeed in preclinical or clinical testing;

●	SciSparc’s potential pharmaceutical product candidates may be shown to have harmful side effects or may have other characteristics that may make the pharmaceutical products unmarketable or unlikely to receive marketing approval;

●	competitors may develop alternatives that render SciSparc’s pharmaceutical product candidates obsolete or less attractive;

●	pharmaceutical product candidates SciSparc develops may be covered by third parties’ patents or other exclusive rights;

●	the market for a pharmaceutical product candidate may change during its program so that such a pharmaceutical product may become unreasonable to continue to develop;

●	a pharmaceutical product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a pharmaceutical product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occur, SciSparc may be forced to abandon its development efforts for a program or programs, or SciSparc may not be able to identify, license or discover additional pharmaceutical product candidates, which would have a material adverse effect on its business and could potentially cause SciSparc to cease operations. Research programs to identify new pharmaceutical product candidates require substantial technical, financial and human resources. SciSparc may focus its efforts and resources on potential programs or pharmaceutical product candidates that ultimately prove to be unsuccessful.

SciSparc may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If SciSparc is unable to comply, or has not fully complied, with such laws, SciSparc could face substantial penalties.

If SciSparc obtains FDA approval for any of its pharmaceutical product candidates and begins commercializing those pharmaceutical products in the United States, its operations may be directly or indirectly through its customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal AKS, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, SciSparc may be subject to patient privacy regulation by both the federal government and the states in which SciSparc conducts its business. The laws that may affect its ability to operate include:

●	the federal AKS, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the ACA requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. DHHS information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of SciSparc’s business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the False Claims Act.

If SciSparc’s operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to it, SciSparc may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations.

The use of any of its pharmaceutical product candidates and marketed products could result in product liability or similar claims that could be expensive, damage its reputation and harm its business.

SciSparc’s business exposes it to an inherent risk of potential pharmaceutical product liability or similar claims. The pharmaceutical and nutraceuticals industries have historically been litigious, and SciSparc faces financial exposure to pharmaceutical product liability or similar claims if the use of any of its pharmaceutical products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of its pharmaceutical products might necessitate a pharmaceutical product recall. Although SciSparc plans to maintain pharmaceutical product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, SciSparc may be unable to maintain pharmaceutical product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide SciSparc with adequate coverage against potential liabilities. A pharmaceutical product liability claim, regardless of merit or ultimate outcome, or any pharmaceutical product recall could result in substantial costs to it, damage to its reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against SciSparc in excess of, or outside of, its insurance coverage could have a material adverse effect on its business, financial condition and results of operations.

If SciSparc fails to comply with environmental, health and safety laws and regulations, SciSparc could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

SciSparc’s research and development activities and its third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of its pharmaceutical product candidates and other hazardous compounds. SciSparc and its manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at SciSparc and its manufacturers’ facilities pending their use and disposal. SciSparc cannot eliminate the risk of contamination, which could cause an interruption of its commercialization efforts, research and development efforts, business operations and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste pharmaceutical products. Although SciSparc believes that the safety procedures utilized by its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, SciSparc cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, SciSparc may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail its use of certain materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. SciSparc cannot predict the impact of such changes and cannot be certain of its future compliance. SciSparc does not currently carry biological or hazardous waste insurance coverage.

Risks Related to SciSparc’s Intended Corporate Restructuring Plan

The intended Restructuring Plan, which may involve transferring SciSparc’s pharmaceutical activities to a new wholly-owned subsidiary, may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On January 25, 2023, SciSparc announced that its board of directors resolved to pursue a restructuring plan, or the Restructuring Plan, which may involve transferring its pharmaceutical activities to a subsidiary, which may be listed on a stock exchange. As part of the plan, SciSparc announced that it would examine a spin-off of certain of its assets, followed by a listing of the spun-off subsidiary, or NewCo, on a leading stock exchange, while maintaining its controlling interest in NewCo such that SciSparc will continue to control its current business activities. SciSparc also intends to explore other potential new opportunities, activities and investments in a variety of sectors.

On November 22, 2023, SciSparc announced the signing of a non-binding letter of intent, to acquire AutoMax, with certain new negotiated terms as announced on December 7, 2023.

Pursuant to the Restructuring Plan, on June 25, 2023, SciSparc entered into a securities purchase agreement with AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the securities purchase agreement with AutoMax, or the AutoMax SPA, SciSparc invested NIS 2,500 thousand (approximately $691) in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, SciSparc held approximately 5.6% of the issued and outstanding share capital of AutoMax.

On January 14, 2024, SciSparc entered, as a lender, into a bridge loan agreement with AutoMax, pursuant to which AutoMax received a bridge loan in the amount of $1.4 million, or the Bridge Loan, further to the previously-announced non-binding letter of intent for SciSparc to acquire AutoMax. On June 9, 2024, SciSparc entered, as lender, into an amendment to the Bridge Loan, or the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million. On September 5, 2024, SciSparc entered into a second amendment to the Bridge Loan, or the Second Amendment, pursuant to which SciSparc extended an additional loan in the amount of $1.85 million to AutoMax under terms similar to the Amended Bridge Loan, bringing the total Loan Amount to $4.25 million.  During the month of September 2024, SciSparc provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, SciSparc will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning on December 1, 2024 and ending on the effective date of the Merger. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc. On February 27, 2025, SciSparc announced that it had entered into a loan agreement with AutoMax where a $2 million loan was provided, or the Additional Loan Amount. The loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50,000 and interest, with AutoMax retaining the option to make early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the Merger Agreement and AutoMax will continue to make monthly payments towards the principal amount of the loan. To secure repayment of the Additional Loan Amount, AutoMax Hasharon shares held by Global AutoMax were pledged in favor of SciSparc with a first-degree permanent lien. On May 8, 2025, SciSparc entered into a third amendment to the Bridge Loan, or the Third Amendment, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Loan Amount will also be subordinated to AutoMax’s Series C Bonds, issued and traded on the TASE. For more information on AutoMax’s Series C Bonds, see page v.

On April 10, 2024, SciSparc signed the Merger Agreement with AutoMax, as further described in this prospectus. On August 14, 2024, November 26, 2024, on March 27, 2025, and on May 8, 2025, SciSparc and AutoMax entered into the Merger Agreement Addendum, the Merger Agreement Second Addendum, the Merger Agreement Third Addendum, and the Merger Agreement Fourth Addendum, respectively.

On July 8, 2024, SciSparc signed a non-binding letter of intent, or the Spin-off LOI, for the spin-off of its advanced clinical stage pharmaceutical portfolio to a publicly traded company on the Toronto Stock Exchange Venture in Canada, or TSXV. Pursuant to the letter of intent, SciSparc will sell, assign, convey and transfer to Miza III Ventures Inc., or Miza, certain assets for consideration of common shares and contingent rights of Miza, based on pre-determined milestones. Following the closing of such transaction, SciSparc would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing on definitive terms between the parties. The resulting entity, in which SciSparc will hold an equity stake, will be active in both the pharmaceutical and supplement sectors. On December 16, 2024, SciSparc entered into an amendment to the Spin-off LOI, or the First LOI Amendment, solely to extend the deadline to enter into definitive agreements by no later than March 31, 2025, which was extended from July 31, 2024, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than April 30, 2025, which was extended from October 31, 2024. On March 28, 2025, SciSparc entered into a second amendment to the Spin-Off LOI, or the Second LOI Amendment, solely to extend the deadline to enter into definitive agreements by no later than June 30, 2025, which was extended from March 31, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than July 31, 2025, which was extended from April 30, 2025.

Completion of the transactions contemplated by the Merger Agreement, the Spin-off LOI or any other potential restructuring plans or transactions in addition to the possible listing of NewCo on a stock exchange, may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from its board of directors and shareholders and satisfaction of any closing conditions to effectuate such corporate restructuring.

Unanticipated developments or changes, including but not limited to, changes in the general or financial market conditions, possible delays in obtaining various regulatory and tax approvals, changes in the law, and challenges in executing the Acquisition or any other restructuring plan could delay or prevent the completion of the Restructuring Plan and listing of NewCo, or cause the restructuring and listing of NewCo to occur on terms or conditions that are different or less favorable than initially expected. These or other developments could cause SciSparc not to realize some or all of the expected benefits of the Restructuring Plan and listing of NewCo or to realize them on a different timeline than expected. If the Restructuring Plan and listing of NewCo do not occur, SciSparc could pursue other transactions involving its pharmaceutical activities.

The Restructuring Plan and listing of NewCo may not achieve the anticipated benefits and may expose SciSparc to additional risks.

SciSparc may not realize the anticipated strategic, financial, operational or other benefits of the Restructuring Plan and listing of NewCo. SciSparc cannot predict with certainty when the benefits expected from these transactions will occur or the extent to which they will be achieved. There is no assurance that following the Restructuring Plan and listing of NewCo that each separate company will be successful. Whether or not the Restructuring Plan and listing of NewCo is completed, SciSparc may face material challenges in connection with the intended transactions, including but not limited to, the diversion of management time on matters relating to the Restructuring Plan and listing of NewCo, the impact of having to operate under the terms of any transition service agreements, the impact on its ability to retain talent and potential impacts on its relationships with customers, suppliers, employees and other counterparties. In addition, SciSparc will incur one-time costs and ongoing costs in connection with, or as a result of, the Restructuring Plan and listing of NewCo, including costs of operating as independent, publicly-traded companies that the separate businesses will no longer be able to share. Those costs may exceed its estimates or could negate some of the benefits SciSparc expects to realize. Further, SciSparc has not yet analyzed whether the Restructuring Plan and listing of NewCo will be tax-free to its shareholders for Israeli tax purposes and there is no assurance that the Restructuring Plan and listing of NewCo will qualify for this treatment. If the Restructuring Plan and listing of NewCo is ultimately determined to be taxable, any of NewCo, its shareholders or SciSparc could incur income tax liabilities that could be significant. If SciSparc does not realize the anticipated benefits of the Restructuring Plan and listing of NewCo it could adversely affect its business, results of operations, cash flows and financial condition.

Following any Restructuring Plan and listing of NewCo, the trading price of SciSparc’s ordinary shares may fluctuate significantly.

SciSparc cannot predict whether the market value of its ordinary shares after any Restructuring Plan and listing of NewCo will be, in the aggregate, less than, equal to or greater than the market value of its ordinary shares prior to such transactions. The trading price of its ordinary shares may be more volatile around the time of the intended separation.

Risks Related to the eCommerce Operations of SciSparc Nutraceuticals

SciSparc may be unable to successfully pursue, integrate, or execute upon the eCommerce operations business of SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals.

In September 2022, SciSparc purchased Wellution™, a business and brand which sells hemp-based products on the Amazon Marketplace.

SciSparc’s management has limited prior experience in eCommerce business operations. There can be no assurance that SciSparc will be able to successfully implement its new business ventures or successfully operate within this industry. The successful integration of a new business also depends on SciSparc’s ability to manage the new business, realize forecasted synergies and full value from the combined business. Its business, results of operations, financial condition and cash flows could be materially adversely affected if SciSparc is unable to successfully integrate Wellution into its existing operations and any inability to do so may also hinder its ability to grow, divert the attention of management and its key personnel, disrupt its business and impair its financial results.

The eCommerce operations of SciSparc Nutraceuticals rely on Amazon Marketplace and fulfillment by Amazon Marketplace and changes to the Amazon Marketplace, Amazon Marketplace’s services and their terms of use may harm its business.

Wellution’s products are sold predominantly on Amazon Marketplace and orders are fulfilled entirely by Amazon Marketplace utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize the Amazon Marketplace and FBA, SciSparc must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon Marketplace’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause SciSparc to significantly alter its business model or incur additional costs in order to comply, which could negatively impact its results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on its business and results of its operations.

In February 2024, Wellution was in non-compliance with changes in Amazon’s policies concerning claims associated with vitamin and cosmetic products. The new Amazon policy mandated that no claims, in any form, could be displayed on the product label, in the Amazon listing, or within the product descriptions. For instance, phrases such as “Our Keto Weight Loss Gummy Bear Reduces Appetite” were no longer permissible. Instead, it was required to describe the product using terminology such as “Keto Gummy Bears For A Healthy Lifestyle”. Due to the extensive descriptions present on both the Amazon listing and the product label itself, it took several weeks to achieve a comprehensive understanding of Amazon’s new requirements. Moreover, each word within the description required prior approval from the Amazon team, with revision responses typically taking several days or longer. Often, these responses originated from automated systems, lacking the clarity and specificity needed for effective resolution. To navigate this process efficiently, Amazon experts were engaged to assist with the necessary adjustments. As a result, all products sold by Wellution were removed for sale from the marketplace and product labels were updated, a process that spanned several weeks to complete and caused the sales on the Wellution platform to dramatically decrease for such period. Since implementing these changes and resolving the issue, SciSparc has experienced no further instances of non-compliance and remains committed to maintaining compliance. However, there is no guarantee that similar issues will not arise in the future, which could lead to product removal from the marketplace or suspension of fulfillment services, adversely impacting its business and operational outcomes.

The eCommerce operations of SciSparc Nutraceuticals rely on other information technologies and systems to operate its business and to maintain its competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm its business.

SciSparc depends on sophisticated information technologies and systems, technology and systems used for Wellution’s websites and apps, customer service, logistics and fulfillment, supplier connectivity, communications and administration. As its operations grow in size, scope and complexity, SciSparc will need to continuously improve and upgrade its systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of its systems and infrastructure.

SciSparc’s future success also depends on its ability to use A.I. tools and infrastructure, including logistics and fulfillment platform which leverages, to meet rapidly evolving eCommerce trends and demands. The emergence of alternative platforms may require SciSparc to continue to invest in new and costly technology. SciSparc may not be successful, or it may be less successful than its competitors, in adopting technologies that operate effectively across multiple eCommerce platforms, which would negatively impact its business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter its markets due to lower up-front technology costs. In addition, SciSparc may not be able to maintain its existing systems or replace its current systems or introduce new technologies and systems as quickly or cost effectively as SciSparc would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on its business, results of operations, financial condition and prospects.

The eCommerce operations of SciSparc Nutraceuticals rely on data provided by third parties, the loss of which could limit the functionality of its platforms, cause SciSparc to invest in the wrong product or disrupt its business.

SciSparc uses third party software to determine market trends and what markets to enter into. Its ability to successfully use this software depends on its ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to SciSparc pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow SciSparc, along with A.I. tools, to determine trends, performance and consumer sentiment on products and searches within eCommerce platforms. This functionality allows SciSparc to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on eCommerce marketplaces. The connection to multiple eCommerce platforms through application programming interfaces allow SciSparc to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those eCommerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, its ability to collect useful data. These third parties could also interpret SciSparc, or its service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of its ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow SciSparc to determine market trends as well as its ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on SciSparc. Any such changes could impair its ability to use data and could adversely impact select functionality of its proprietary software, impairing its ability to use this data to anticipate customer demand and market trends, as well as adversely affecting its business and its ability to generate revenue.

The eCommerce operations of SciSparc Nutraceuticals depend on its ability to build and maintain strong product listings on eCommerce platforms. SciSparc may not be able to maintain and enhance its product listings if SciSparc receives a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, any of which could materially adversely affect its business, results of operations and growth prospects.

Maintaining and enhancing its product listings is critical in expanding and growing its business. However, a significant portion of its perceived performance to the customer depends on third parties outside of its control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because SciSparc’s agreements with its online retail partners are generally terminable at will, SciSparc may be unable to maintain these relationships, and its results of operations could fluctuate significantly from period to period. Because SciSparc relies on third party logistics companies to deliver its products, SciSparc is subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because SciSparc relies on national, regional and local transportation companies for the delivery of some of its other products, SciSparc is also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet its or its customers’ expectations, its brands may suffer irreparable damage. In addition, maintaining and enhancing its current and future brands may require SciSparc to make substantial investments, and these investments may not yield sufficient returns. If SciSparc fails to promote and maintain its brands, or if SciSparc incurs excessive expenses in this effort, its business, operating results and financial condition may be materially adversely affected. SciSparc anticipates that, as its market becomes increasingly competitive, maintaining and enhancing its brands may become increasingly difficult and expensive. Maintaining and enhancing its brands will depend largely on its ability to anticipate market trends and customer demand and to provide high quality products to its customers and a reliable, trustworthy and profitable sales channel to its suppliers, which SciSparc may not be able to do successfully.

A substantial number of customer complaints or negative publicity about its sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or its sites, could rapidly and severely diminish consumer views of its products and result in harm to its brands. Customers may also make safety-related claims regarding products sold through its online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact its financial results depending on the product that is removed and length of time that it is removed. SciSparc also uses and relies on other services from third parties, such as its telecommunications services, and those services may be subject to outages and interruptions that are not within its control.

The eCommerce operations’ efforts of SciSparc Nutraceuticals to acquire or retain customers, and its efforts to sell new products or increase sales of its existing products, may not be successful, which could prevent SciSparc from maintaining or increasing its sales and achieving profitability.

If SciSparc does not successfully promote and sustain its new and/or existing product listings and brands through marketing and other tools, SciSparc may fail to maintain or increase its sales and achieve profitability. Promoting and positioning its brands and product listings will depend largely on the success of SciSparc’s marketing efforts, its ability to attract customers cost effectively and its ability to consistently provide a high-quality product and maintain consumer satisfaction. SciSparc also uses promotions to drive sales, which may not be effective and may adversely affect its gross margins. SciSparc’s investments in marketing may not effectively reach potential customers, potential customers may decide not to buy its products or the spending of customers that purchase from SciSparc may not yield the intended return on investment, any of which could negatively affect its financial results. The failure of its marketing activities could also adversely affect its ability to promote its product listings and sell its products, and to develop and maintain relationships with its customers, retailers and brands, which may have a material adverse effect on SciSparc’s business, results of operations, financial condition and prospects.

If the eCommerce operations of SciSparc Nutraceuticals fail to offer high-quality customer support, SciSparc’s business and reputation may suffer.

High-quality education and training of customer support personnel to deliver high-quality customer support are important for the successful retention of existing customers. Providing this education, training and support requires that its support personnel has specific knowledge and expertise of SciSparc’s products and markets, making it more difficult for SciSparc to hire experienced personnel and to scale up its support operations. The importance of high-quality customer support will increase as SciSparc expands its business and pursue new customers. If SciSparc does not provide effective and timely ongoing support, its ability to retain existing customers may suffer, and its reputation with existing or potential customers may be harmed, which would have a material adverse effect on its business, results of operations, financial condition and prospects.

The eCommerce operations’ efforts of SciSparc Nutraceuticals to expand SciSparc’s business into new brands, products, services, technologies and geographic regions will subject SciSparc to additional business, legal, financial and competitive risks and may not be successful.

Wellution’s business success depends to some extent on SciSparc’s ability to expand its consumer offerings by launching new brands, products and services and by expanding its existing offerings into new geographic regions. SciSparc’s strategy is to use its skills to determine which markets to enter and optimize the mix of products and services that SciSparc offers.

Launching new brands, products and services requires significant upfront investments, including investments in marketing, namely digital marketing and Pay Per Click (PPC), information technology and additional personnel. SciSparc operates in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow its business. SciSparc may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of its efforts to launch new brands, products or services or to expand its existing offerings could have a material adverse effect on its business, prospects, financial condition and results of operations. Further, as SciSparc continues to expand its fulfillment capability or add new businesses with different requirements, its logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that SciSparc will be able to operate its networks effectively.

SciSparc has also entered and may continue to enter new markets and provide product offerings in which SciSparc has limited or no experience, which may not be successful or appealing to its customers.

The eCommerce consumer products goods industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. SciSparc’s ability to attract new customers and increase revenue from existing customers depends, in part, on its ability to enhance and improve its existing tools that enable SciSparc to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. SciSparc may not be successful in these efforts, which could result in significant expenditures that could impact its revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract SciSparc from sales of its existing products in existing markets, negatively affecting its overall sales. SciSparc has invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on its investments, distraction of management from current operations and unidentified issues not discovered in its due diligence of such investments that could cause SciSparc to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. SciSparc’s new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

●	delays in introducing products in new markets;

●	failure to accurately predict market demand or end consumer preferences;

●	introduction of competing products;

●	poor financial conditions for SciSparc’s customers or poor general macroeconomic conditions;

●	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting SciSparc’s products;

●	failure of SciSparc’s brands, and products, digital promotion activities or negative publicity about the performance or effectiveness of its existing brands and products; and

●	disruptions or delays in the online retailers and, or in addition to, logistics providers distributing its products.

There is no assurance that SciSparc will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect its business and operating results and compromise its ability to generate revenue.

The eCommerce operations’ use of social media and email by SciSparc Nutraceuticals may adversely impact SciSparc’s reputation or subject us to fines or other penalties.

SciSparc uses social media and email as part of its digital marketing efforts. As laws and regulations rapidly evolve to govern the use of these channels, the failure by SciSparc, its employees or third parties acting at on its behalf to abide by applicable laws and regulations in the use of these channels could adversely affect its reputation or subject SciSparc to fines or other penalties. In addition, SciSparc’s employees or third parties acting on its behalf may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of its business, employees, customers or others. Any such inappropriate use of social media or email could also cause reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and with no regard to its accuracy. Its customers may engage with SciSparc online through its social media platforms, including Facebook and Instagram, by providing feedback and public commentary about all aspects of its business. Information concerning SciSparc or its retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on its brand, reputation or business. The harm may be immediate without affording SciSparc an opportunity for redress or correction and could have a material adverse effect on its business, results of operations, financial condition and prospects.

With respect to the eCommerce operations of SciSparc Nutraceuticals, if SciSparc’s emails are not delivered and accepted or are routed by email providers less favorably than other emails, or its sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, its business may be substantially harmed.

If email providers or Internet service providers, or ISPs, implement new restrictive email or content delivery or accessibility policies, including with respect to net neutrality, or begin enforcement of existing policies, it may become more difficult to deliver emails to SciSparc’s customers or for customers to access its sites, products and services. For example, certain email providers, including Google, categorize SciSparc’s emails as “promotional”, and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of SciSparc’s emails, or if SciSparc fails to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, its ability to contact customers through email could be significantly restricted. In addition, if SciSparc is placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, its operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to its competitors’ content, its business and results of operations may be negatively impacted.

The eCommerce operations of SciSparc Nutraceuticals are subject to risks related to online payment methods.

SciSparc Nutraceuticals accepts payments using a variety of methods, including credit card, debit card, PayPal, Payoneer, credit accounts (including promotional financing) and gift cards. For certain payment methods, including credit and debit cards, SciSparc Nutraceuticals pays interchange and other fees, which may increase over time and raise its operating costs and lower profitability. In addition, its credit card and other payment processors could impose receivable holdback or reserve requirements in the future. SciSparc Nutraceuticals relies on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt its business if these companies become unwilling or unable to provide these services to SciSparc Nutraceuticals. SciSparc Nutraceuticals are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for SciSparc Nutraceuticals to comply. If SciSparc Nutraceuticals fails to comply with the rules or requirements of any provider of a payment method SciSparc Nutraceuticals accepts, if the volume of fraud in its transactions limits or terminates its rights to use payment methods SciSparc Nutraceuticals currently accept, or if a data breach occurs relating to its payment systems, SciSparc Nutraceuticals may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, its ability to accept credit card or debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, its business, financial condition and operating results could be materially adversely affected.

With respect to the eCommerce operations of SciSparc Nutraceuticals, if SciSparc Nutraceuticals is unable to manage its inventory effectively, its operating results could be adversely affected.

To ensure timely delivery of products, SciSparc Nutraceuticals generally enters into purchase orders in advance with manufacturers. As a result, SciSparc Nutraceuticals is vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. SciSparc Nutraceuticals relies on its procurement team to order products and SciSparc Nutraceuticals relies on its data analytics to inform the levels of inventory SciSparc Nutraceuticals purchases, including when to reorder items that are selling well and when to write off items that are not selling well. In these instances, SciSparc Nutraceuticals may be unable to always predict the appropriate demand for its products by customers with accuracy, which may result in inventory shortages, inventory write offs and lower gross margins.

If its sales and procurement teams do not predict demand well or if its algorithms do not help SciSparc Nutraceuticals reorder the right products or write off the right products timely, SciSparc Nutraceuticals may not effectively manage its inventory, which could result in inventory excess or shortages, and its operating results and financial condition could be adversely affected.

The eCommerce operations of SciSparc Nutraceuticals, including the costs and supply chain, are subject to risks associated with sourcing, importing and warehousing.

SciSparc Nutraceuticals sources the products it offers from third-party vendors and, as a result, SciSparc Nutraceuticals may be subject to price fluctuations or demand disruptions. Its operating results could be negatively impacted by increases in the prices of its products, and SciSparc Nutraceuticals has no guarantees that prices will not rise. In addition, as SciSparc Nutraceuticals expands into new categories and types of products, SciSparc Nutraceuticals expects that it may not have strong purchasing power in these new areas, which could lead to higher costs than SciSparc Nutraceuticals has historically seen in its current product categories and types. SciSparc Nutraceuticals may not be able to pass increased costs on to customers, which could adversely affect its operating results.

In addition, SciSparc Nutraceuticals cannot guarantee that products SciSparc Nutraceuticals receives from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While SciSparc Nutraceuticals takes measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, SciSparc Nutraceuticals cannot control merchandise while it is out of its possession or prevent all damage while in its distribution centers. SciSparc Nutraceuticals may incur additional expenses and its reputation could be harmed if or current or potential customers believe that its merchandise is not of high quality or may be damaged.

Risks associated with the suppliers from whom SciSparc Nutraceuticals products are sourced could materially adversely affect its financial performance, as well as its reputation and brand.

SciSparc Nutraceuticals depends on its ability to provide its customers with a wide range of products from high quality suppliers in a timely and efficient manner. Its agreements with most of its suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers or directly themselves. There can be no assurance that its current suppliers will continue to seek to sell SciSparc Nutraceuticals products on current terms or that it will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Its ability to develop and maintain relationships with reputable suppliers and offer high quality products to its customers is critical to its success. If SciSparc Nutraceuticals is unable to develop and maintain relationships with suppliers that would allow it to offer a sufficient amount and variety of quality products on acceptable commercial terms, its ability to satisfy its customers’ needs, and therefore its long-term growth prospects, would be materially adversely affected.

SciSparc Nutraceuticals is also unable to predict whether any of the countries in which its suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to its customers and materially adversely affect its financial performance as well as its reputation and brand. Its competitors may have greater existing inventory positions and other advantages that may allow them to price more competitively relative to its products. Furthermore, some or all of its suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

SciSparc may not accurately forecast revenues, profitability and appropriately plan its expenses.

SciSparc bases its current and future expense levels on its operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders SciSparc receives, which are uncertain. Additionally, its business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences, a weakening in global economies or inflation, may result in decreased net revenue levels, and SciSparc may be unable to adjust its spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause its income (loss) from operations after tax in a given quarter to be lower or higher than expected. SciSparc also makes certain assumptions when forecasting the amount of expenses it expects related to its share-based payments, which includes the expected volatility of its share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from its estimates, its operating results in a given quarter may be lower than expected.

The eCommerce operation’s operating results of SciSparc Nutraceuticals are subject to seasonal fluctuations.

The eCommerce business is seasonal in nature and the fourth quarter is a significant period for SciSparc’s operating results due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year. Any disruption in its ability to process and fulfill customer orders during the fourth quarter could have a negative effect on its quarterly and annual operating results. For example, if a large number of customers purchase SciSparc Nutraceuticals’ products in a short period of time due to increased holiday demand, inefficient management of its inventory may prevent it from efficiently fulfilling orders, which may reduce sales and harm its brands.

The inability to acquire, use or maintain SciSparc’s marks and domain names for its sites could substantially harm its business and operating results.

SciSparc currently has registered trademarks for its brands in numerous jurisdictions and have registered the Internet domain names for its websites, as well as various related domain names. However, SciSparc has not registered its trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If SciSparc does not have, or cannot obtain on reasonable terms, the ability to use its marks in a particular country or to use or register any of its domain names, SciSparc could be forced either to incur significant additional expenses to market its products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect its business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with its ability to use relevant domains or its current brand names. Furthermore, SciSparc might not be able to prevent third parties from registering, using or retaining domain names that interfere with its consumer communications or infringe or otherwise decrease the value of its marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, SciSparc may not be able to register, use or maintain the domain names that utilize the Wellution name in all of the countries in which SciSparc currently or intends to conduct business.

Any significant disruption in service on SciSparc’s websites or apps or in its computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect its ability to operate, damage its reputation and result in a loss of customers, which would harm its business and results of operations.

SciSparc’s ability to sell and market its products relies on FBA platform whose functionality relies upon a number of third-party related services, including those relating to cloud infrastructure, technology services, servers, open-source libraries and vendor application programming interfaces. Any disruption or loss of any of these third-party services could have a negative effect on its business, results of operations, financial condition and prospects. SciSparc may experience interruptions in its systems, including server failures that temporarily slow down or interfere with the performance of its platforms and the ability to sell on eCommerce marketplaces.

Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on SciSparc, third-party vendors or communications infrastructure, could affect the availability of its services on its platform and prevent or inhibit the ability of selling its products. Volume of traffic and activity on eCommerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of its systems or third-party marketplaces could prevent SciSparc from earning revenue and could harm its reputation. Damage to its reputation, any resulting loss of customers, eCommerce confidence and the cost of remedying these problems could negatively affect its business, results of operations, financial condition and prospects.

SciSparc’s ability to maintain communications, network and computer hardware in the countries in which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect its business. Its systems and infrastructure are predominately reliant on third parties. Problems faced by its third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including SciSparc, could adversely affect the experience of its customers. Its third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by its third-party service providers or any of the service providers with whom they contract may have negative effects on its business, the nature and extent of which are difficult to predict. If its third-party service providers are unable to keep up with its needs for capacity, this could have an adverse effect on its business. Any errors, defects, disruptions or other performance problems with SciSparc’s services could harm its reputation and may have a material adverse effect on its business, results of operations, financial condition and prospects.

Risks Related to the Ownership of SciSparc’s Securities

SciSparc will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.

SciSparc has incurred losses every year since its inception. If SciSparc continues to use cash at its historical rates of use it will need significant additional financing, which SciSparc may seek through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that SciSparc raises additional capital through the sale of equity or convertible debt securities, an existing shareholder’s ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting its ability to take specific actions such as incurring debt or making capital expenditures. If SciSparc raises additional funds through collaboration, strategic alliance or licensing arrangements with third parties, SciSparc may have to relinquish valuable rights to its technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to SciSparc.

SciSparc does not know whether a market for the ordinary shares will be sustained or what the trading price of the ordinary shares will be and as a result it may be difficult for you to sell your ordinary shares.

Although SciSparc’s ordinary shares are listed on Nasdaq, an active trading market for the ordinary shares may not be sustained. It may be difficult for you to sell your ordinary shares without depressing the market price for the ordinary shares or at all. Further, an inactive market may also impair SciSparc’s ability to raise capital by selling ordinary shares and may impair its ability to enter into strategic partnerships or acquire companies, products, or services by using its equity securities as consideration.

Sales of a substantial number of SciSparc’s ordinary shares in the public market by its existing shareholders could cause its share price to fall.

Sales of a substantial number of SciSparc’s ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of its ordinary shares and could impair its ability to raise capital through the sale of additional equity securities. SciSparc is unable to predict the effect that sales may have on the prevailing market price of its ordinary shares.

The exercise of outstanding warrants or conversion of outstanding convertible securities will cause significant dilution to holders of SciSparc’s equity securities and could adversely affect the price of its ordinary shares.

As of May 23, 2025, holders of warrants (including pre-funded warrants) may exercise their warrants into up to 3,993,375 ordinary shares. In the event that such warrants are exercised in full, the ownership interest of existing holders of SciSparc’s equity securities will be diluted and may have a negative effect on the trading price of its ordinary shares.

On February 25, 2025, SciSparc sold and issued Debentures (as defined below) in the aggregate principal amount of $4.2 million, which are convertible into SciSparc ordinary shares. In the event such Debentures are converted into ordinary shares, the ownership interest of existing holders of SciSparc’s equity securities will also be diluted and may have a negative effect on the trading price of SciSparc’s ordinary shares.

The market price of SciSparc’s securities may be highly volatile, and you may not be able to resell your ordinary shares at or above the price you paid.

The market price of SciSparc’s ordinary shares is volatile. The SciSparc ordinary share price is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in its product candidates or clinical trial failures of its product candidates;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of its product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the FDA or European or Asian authorities;

●	failure to successfully develop and commercialize its products or product candidates;

●	failure to enter into strategic collaborations or failure to successfully integrate acquisitions SciSparc has made;

●	failure by SciSparc or strategic collaboration partners to prosecute, maintain or enforce its intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up its manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for its products or the inability to do so at acceptable prices;

●	introduction of new products or technologies by its competitors;

●	failure to meet or exceed financial projections SciSparc may provide to the public;

●	failures or delays in SciSparc’s intended Restructuring Plan;

●	failure to meet or exceed the financial expectations of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by its competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and its ability to obtain patent protection for its platform technologies, technologies, products or product candidates;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	changes in general conditions in the economy and the financial markets in the countries in which SciSparc operates including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

●	sales of SciSparc’s securities by SciSparc or its shareholders in the future; and

●	trading volumes of its securities.

In addition, companies trading in the stock market have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of SciSparc’s ordinary shares, regardless of its actual operating performance.

Outstanding warrants and pre-funded warrants to acquire SciSparc ordinary shares are speculative in nature. Furthermore, holders of its warrants and pre-funded warrants will have no rights as shareholders until such holders exercise their warrants and acquire SciSparc ordinary shares.

Until holders of the warrants and pre-funded warrants acquire SciSparc ordinary shares upon exercise of the warrants and pre-funded warrants, holders of the warrants and pre-funded warrants will have no rights with respect to its ordinary shares underlying such warrants and pre-funded warrants. Upon exercise of the warrants and pre-funded warrants, the holders thereof will be entitled to exercise the rights of a holder of ordinary shares only as to matters for which the record date occurs after the exercise date.

SciSparc warrants and pre-funded warrants only represent the right to acquire ordinary shares at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that SciSparc issued in private placements in March 2020, March 2021, June 2022 and October 2023 and in its November 2020 and August 2023 public offerings may exercise their right to acquire ordinary shares and pay an exercise price per ordinary shares (in the case of the pre-funded warrants, $0.001 to $0.026 per ordinary share and in the case of other warrants, ranging from $68.38 to $637.00 per ordinary share), subject to adjustment upon certain events, within five years from their date of issuance, with the exception of the June 2022 warrants, which will expire seven years from the date of issuance.

SciSparc cannot assure you that its ordinary shares will remain listed on Nasdaq or any other securities exchange.

On July 16, 2024, SciSparc received a Notice from Nasdaq indicating that SciSparc is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), SciSparc was initially granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until January 12, 2025. On January 14, 2025, SciSparc received an additional written notice from Nasdaq indicating that it had been granted, per its request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. The trading price of SciSparc’s ordinary shares on the Nasdaq Capital Market as of the close of market on May 23, 2025, was $0.308.

SciSparc’s ADSs, which previously represented its ordinary shares, were listed on Nasdaq from March 2017 through July 2020. On September 21, 2020, its ADSs were delisted from Nasdaq as a result of not meeting the shareholders equity requirements of Nasdaq. Between December 2020 and August 2021, its ADSs were quoted on the OTCQB. In August 2021, its ADR program was terminated and its ADSs were converted to ordinary shares on a one-for-one basis. In September 2021, its ordinary shares began to be quoted for trading on the OTCQB under the ticker “SPRCF”. In December 2021, SciSparc’s ordinary shares were re-listed on Nasdaq and began trading under the symbol “SPRC”.

No assurance can be given that SciSparc will remain eligible to be listed on Nasdaq. Further, because of the previous delisting of its ADSs from Nasdaq, if SciSparc falls out of compliance with Nasdaq requirements in the future, SciSparc’s ordinary shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that SciSparc will be able to regain compliance. Any delisting could adversely affect its ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, customers and employees.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on SciSparc’s business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in its financial reporting, which could have a material adverse effect on the price of SciSparc’s ordinary shares.

Effective internal controls are necessary for SciSparc to provide reliable financial reports and effectively prevent fraud. SciSparc is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of its internal control over financial reporting. In addition, if SciSparc fails to maintain the adequacy of its internal control, as such standards are modified, supplemented or amended from time to time, SciSparc may not be able to ensure that SciSparc can conclude on an ongoing basis that SciSparc has effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in its internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in its reported financial information, which could have a material adverse effect on the price of SciSparc’s ordinary shares. If SciSparc cannot provide reliable financial reports or prevent fraud, its operating results could be harmed.

SciSparc has not paid, and does not intend to pay, dividends on its ordinary shares and, therefore, unless its traded securities appreciate in value, its investors may not benefit from holding its securities.

SciSparc has not paid any cash dividends on its ordinary shares since inception. SciSparc does not anticipate paying any cash dividends its ordinary shares in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on its ability to declare and pay dividends. As a result, investors in its ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. SciSparc cannot assure you that you will ever be able to resell its securities at a price in excess of the price paid.

Unfavorable outcomes in legal proceedings may harm its business and results of operations.

Regardless of whether or not there is merit to the claims underlying any legal proceedings to which SciSparc is subject, and regardless of whether or not SciSparc is found as a result of such proceedings to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm its business, and potentially could cause substantial and irreparable harm to its public reputation. For example, on May 2, 2023, Capital Point Ltd., or Capital Point, filed a lawsuit in the Tel Aviv-Jaffa District Court against SciSparc as the sole defendant in connection with the warrant SciSparc issued to Capital Point pursuant to a joint venture transaction entered into on May 15, 2020 by and between SciSparc, Capital Point and Evero Health Ltd. one of SciSparc’s subsidiaries. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for SciSparc to issue a warrant to Capital Point to purchase $340,000 of its ordinary shares, the return of any unlawful profits received by SciSparc and punitive damages. As of May 23, 2025, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of the date of this prospectus, SciSparc cannot predict the likelihood of its success in the lawsuit. If SciSparc does not prevail in such lawsuit, its results of operations and reputation could be adversely affected.

SciSparc may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of SciSparc ordinary shares if SciSparc is or were to become a PFIC.

In general, SciSparc will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. If SciSparc is a PFIC in any taxable year during which a U.S. taxpayer holds the ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which SciSparc was a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that SciSparc is a PFIC for a year with respect to which SciSparc has determined that SciSparc is not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ordinary shares during a period when SciSparc was a PFIC will be subject to the foregoing rules, even if SciSparc ceases to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. U.S. taxpayers that hold the ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ordinary shares in the event that SciSparc is a PFIC. See “The Merger — Material U.S. Federal Income Tax Considerations to U.S. Holders” for additional information.

Risks Related to Israeli Law and SciSparc’s Operations in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

SciSparc is incorporated under Israeli law, and our employees, including our Chief Executive Officer and our Chief Financial Officer, and other senior members of SciSparc’s management team, operate from its headquarters located in Israel. In addition, all of SciSparc’s officers and directors are residents of Israel. Accordingly, SciSparc’s business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7th attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), these agreements failed to be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While SciSparc’s facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting its operations and supply chains. For example, SciSparc’s SCI-210 ASD clinical trial at Soroka Medical Center was delayed by three months. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. None of SciSparc’s employees have been called to active military duty. The absence of SciSparc’s employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect SciSparc’s ability to conduct our operations.

SciSparc’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, SciSparc cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by SciSparc could have a material adverse effect on its business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on SciSparc’s business, results of operations, and ability to raise additional funds, if deemed necessary by its management and board of directors.

Provisions of Israeli law may make it easy for SciSparc shareholders to demand that SciSparc convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of its management, which may disrupt its management’s ability to run its company.

As a company listed on an exchange in the U.S., Israeli law may allow any one or more of its shareholders holding, in the aggregate, at least 10% of its voting rights to demand that SciSparc convene a special shareholders meeting. Also, in the event that SciSparc chooses not to convene a special shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene a special shareholders meeting within three months (or under court’s ruling) and require SciSparc to cover the costs, within reason, and as a result thereof, its directors might be required to repay SciSparc such costs. If SciSparc’s shareholders decide to exercise these rights in a way inconsistent with its management’s strategic plans, its management’s ability to run its company may be disrupted, and this process may entail significant costs to SciSparc.

SciSparc’s operations are subject to currency and interest rate fluctuations.

SciSparc incurs expenses in U.S. dollars and NIS, but its financial statements are denominated in U.S. dollars. U.S. dollars is its functional currency and is the currency that represents the principal economic environment in which SciSparc operates. As a result, SciSparc is affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, SciSparc is exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of its operations in Israel would increase and its dollar-denominated results of operations would be adversely affected.

Provisions of Israeli law and SciSparc’s Amended and Restated Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, its company, which could prevent a change of control, even when the terms of such a transaction are favorable to SciSparc and its shareholders.

Provisions of Israeli law and SciSparc’s Amended and Restated Articles of Association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire SciSparc or its shareholders to elect different individuals to its board of directors, even if doing so would be considered to be beneficial by some of its shareholders, and may limit the price that investors may be willing to pay in the future for its ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	SciSparc’s Amended and Restated Articles of Association divide its directors into three classes, each of which is elected once every three years;

●	SciSparc’s Amended and Restated Articles of Association require a vote of the holders of a majority of its outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision stating that each year the term of office of only one class of directors will and dividing its directors into three classes, requires a vote of the holders of 65% of the voting power represented at a general meeting of its shareholders and voting thereon has been obtained, provided the majority constitutes more than 33.33% of the total issued and outstanding share capital as of the record date of such meeting. The affirmative vote of at least three-quarters (3/4) of the directors, in addition to the approval of its shareholders, is also required in order to amend its Amended and Restated Articles of Association;

●	SciSparc’s Amended and Restated Articles of Association provide that director vacancies may be filled by its board of directors;

●	subject to certain exceptions, SciSparc’s Amended and Restated Articles of Association restrict SciSparc from engaging in certain business combination transactions, with any shareholder who holds 15% or more of its voting power. The transactions subject to such restrictions include mergers, consolidations and dispositions of its assets with a market value of 10% or more of its assets or outstanding shares. Subject to certain exceptions, such restrictions will apply for a period of three years following each time a shareholder became the holder of 15% or more of its voting power; and

●	subject to certain exceptions, SciSparc’s Amended and Restated Articles of Association restrict certain transactions which may have a significant effect on the company’s structure, assets or business, including significant mergers and acquisitions, a disposition of all or substantially all of the assets of SciSparc, a voluntary dissolution and material changes to the principal business of SciSparc.

Further, Israeli tax considerations may make potential transactions undesirable to SciSparc or to some of its shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. See “The Merger — Certain Material Israeli Income Tax Consequences of the Merger” for additional information.

It may be difficult to enforce a judgment of a United States court against SciSparc and its officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on its officers and directors and these experts.

SciSparc was incorporated in Israel and its corporate headquarters are located in Israel. All of its executive officers and directors and the Israeli experts named in this prospectus are located in Israel. All of its assets and most of the assets of these persons are located in Israel. Service of process upon SciSparc or its non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against SciSparc or its non-U.S. directors and executive officers may be difficult to obtain within the United States. SciSparc has been informed by its legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel, or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against SciSparc or its non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against SciSparc or its non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Your rights and responsibilities as a holder of SciSparc securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

SciSparc is incorporated under Israeli law. The rights and responsibilities of holders of SciSparc’s ordinary shares are governed by its Amended and Restated Articles of Association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

SciSparc received Israeli government grants for certain of its past research and development activities and programs, some of which SciSparc sold or is in the process of selling. The terms of such grants may require SciSparc, in the future, to pay royalties and to satisfy specific conditions if and to the extent SciSparc generates revenues from the know-how funded with these grants. SciSparc may be required to pay penalties in addition to payment of the royalties.

SciSparc’s research and development efforts with respect to some of its past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s disease, which SciSparc sold in March 2015, and its Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services& Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2024, SciSparc had received the aggregate amount of approximately $1.1 million from the IIA for the development of its abovementioned technologies. As of December 31, 2024, its contingent liabilities regarding IIA grants received by SciSparc were in an aggregate amount of $1.1 million including interest. With respect to such grants, SciSparc is committed to pay royalties up to $1.1 million relating only to technologies in its possession and excluding any royalties for technologies that SciSparc sold to third parties. SciSparc is required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, or the Innovation Law, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. SciSparc may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

Under the Innovation Law and the regulations thereunder, a recipient of IIA grants is required to return the grants by the payment of royalties of 3% to 5% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, SciSparc’s research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair its ability to sell, license or otherwise transfer SciSparc’s technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to its shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that SciSparc is required to pay to the IIA.

General Risk Factors

As a “foreign private issuer” SciSparc is permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

SciSparc’s status as a foreign private issuer also exempts it from compliance with certain SEC laws and regulations, including the proxy rules and the short-swing profits recapture rules. In addition, SciSparc will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and SciSparc will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires SciSparc to disclose the annual compensation of its five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, SciSparc is also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

International expansion of its business exposes SciSparc to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Other than SciSparc’s headquarters and other operations which are located in Israel (as further described below), SciSparc currently has limited international operations, but its business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of its product candidates. SciSparc plans to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by SciSparc to obtain regulatory approvals for the use of its products in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing its intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	limits in its ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for its products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

●	an outbreak of a contagious disease, such as coronavirus, which may cause SciSparc, third party vendors and manufacturers and/or customers to temporarily suspend SciSparc or their respective operations in the affected city or country;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, its books and records provisions or its anti-bribery provisions.

Any of these factors could significantly harm SciSparc’s future international expansion and operations and, consequently, its results of operations.

Failure to comply with the FCPA could subject SciSparc to penalties and other adverse consequences.

SciSparc is subject to the FCPA, which generally prohibits companies, such as SciSparc, whose securities are listed in the United States, from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign government official, political party or candidate for public office for the purpose of influencing any act or decision of such foreign person in order to assist companies like SciSparc in obtaining or retaining business. The FCPA also obligates companies like SciSparc, whose securities are listed in the United States, to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The U.S. Department of Justice and the SEC, which have responsibility for enforcement of the FCPA, both consider employees of government-operated health care systems to be “foreign officials” for FCPA purposes. In addition, the U.S. Department of Justice and the SEC are both engaged in a long-running FCPA compliance review of pharmaceutical companies. If SciSparc’s employees or agents are found to have engaged in conduct that violates the FCPA, SciSparc would be held responsible and could suffer severe penalties and other consequences, including adverse publicity and damage to its reputation.

Cybersecurity issues, security breaches and other disruptions could compromise its information, expose SciSparc to liability and harm its reputation and business.

SciSparc’s business relies upon information technology systems operated by SciSparc and by its third-party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, or be damaged by computer viruses and unauthorized access. In the ordinary course of its business SciSparc collects and stores sensitive data, including intellectual property, personal information and its proprietary business information. The secure maintenance and transmission of this information is critical to its operations and business strategy. SciSparc relies on commercially available systems, software, tools and domestically available monitoring to provide security for processing, transmitting and storing this sensitive data.

Hackers may attempt to penetrate its computer systems, and, if successful, misappropriate personal or confidential business information. In addition, an associate, contractor or other third-party with whom SciSparc does business may attempt to circumvent its security measures in order to obtain such information, and may purposefully or inadvertently cause a breach involving such information. While SciSparc continues to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. If its third-party vendors fail to protect their information technology systems and its confidential and proprietary information, SciSparc may be vulnerable to disruptions in service and unauthorized access to its confidential or proprietary information and SciSparc could incur liability and reputational damage and the further development and commercialization of its product candidates could be delayed. While SciSparc has not, to its knowledge, experienced any material IT system failures or cybersecurity attacks to date, SciSparc cannot assure you that its data protection efforts and its investment in information technology will prevent significant breakdowns, data leakages, breaches in its systems or those of its third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon its reputation, business, operations or financial condition. If such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. For example, the loss of clinical trial data from future clinical trials could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Such IT system failures, cybersecurity attacks or vulnerabilities to SciSparc’s or its third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and its competitive position could be harmed and the further development and commercialization of its products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources.

SciSparc’s information technology networks and infrastructure may still be vulnerable to damage, disruptions or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Furthermore, significant security breaches or disruptions of its internal information technology systems or those of its third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to SciSparc. Any such compromise could disrupt its operations, damage its reputation and subject SciSparc to additional costs and liabilities, any of which could adversely affect its business.

SciSparc may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. SciSparc may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt its business. Any adverse determination in litigation could also subject SciSparc to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about SciSparc, its business or its market, or if they adversely change their recommendations or publish negative reports regarding its business or its shares, the share price and trading volume of its securities could decline.

The trading market for SciSparc’s ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about SciSparc, its business, its market or its competitors. SciSparc does not have any control over these analysts and SciSparc cannot provide any assurance that analysts will cover SciSparc or provide favorable coverage. If any of the analysts who may cover SciSparc adversely change their recommendation regarding its securities, or provide more favorable relative recommendations about its competitors, the price of its securities would likely decline. If any analyst who may cover SciSparc were to cease coverage of its company or fail to regularly publish reports on SciSparc, SciSparc could lose visibility in the financial markets, which in turn could cause the price or trading volume of its securities to decline.

Risks Related to AutoMax’s Business and Operations

A decline in available financing may adversely affect AutoMax’s business.

Many of AutoMax’s customers finance their vehicle purchase. As the credit markets have historically experienced volatility and disruption, such downturns could adversely affect the credit market and affect AutoMax clients’ ability to secure the required financing. A part of AutoMax’s success is subject to the availability of affordable financing.

Additionally, AutoMax has non-guaranteed credit lines from four banking corporations, which aggregated to approximately NIS 175.5 million (approximately $48.12 million) for the year ended December 31, 2024, of which it had utilized approximately NIS 170.5 million (approximately $46.75 million). These credit lines bear interest rates that vary between prime +0.5% and prime +2.25%. If the financial market or the banking system deteriorates, AutoMax’s ability to obtain additional financing may be affected. Such a decline in available financing could have an adverse effect on its business, operations, and financial results.

AutoMax signed certain indemnification clauses within asset and share purchase agreements, as part of the sale of its digital media operations between the years 2017 and 2019, and if such indemnification is sought out, AutoMax’s results of operations and financial conditions could be adversely impacted.

Between the years 2017 and 2019, AutoMax sold its digital media and advertising operations to various third parties. As part of such sales, AutoMax has agreed to identify the buyers in case of a breach of representations provided by AutoMax. While AutoMax estimates that there is a low probability it will be required to indemnify any such purchasers, any such indemnification could adversely impact its financial condition and results of operations.

Failure to renew AutoMax permits and licenses or their revocation could materially adversely affect its business, results of operations, financial condition and cash flows.

AutoMax’s subsidiary, Global AutoMax, operates in accordance with and subject to the permits and licenses granted to it for the purpose and within the framework of its activity as a parallel importer, as further detailed in this prospectus. The main licenses used for the AutoMax operations are in accordance with the Vehicle Services Licensing Law, Licensing Regulations for Services and Professions in the Automotive Industry (Vehicle Import and Marketing and Vehicle Trade), 5775-2016, or the Vehicle Services Licensing Law. Since its inception, Global AutoMax was granted the required permits and licenses, and these were extended, from time to time, new permits were obtained when required. However, failure to meet certain criteria as detailed in the Vehicle Services Licensing Law may lead to such permits and licenses being suspended or not eligible for renewal and/or extensions. Furthermore, such permits could be suspended or revoked until the required conditions are met. There are currently pending legal proceedings against AutoMax that could, among other things, impede on its ability to renew or obtain new licenses. For additional information, see –“Global AutoMax is subject to various legal proceedings. If the outcomes of these proceedings are adverse to AutoMax, it could have a material adverse effect on its business, results of operations and financial condition.” Cancellation, conditioning, limitation or non-renewal of any of the AutoMax licenses, due to the aforementioned reasons or for any other reason, may have an effect on its activities and business results.

AutoMax’s ability to import and sell vehicles depends in large part on agreements with suppliers and, therefore, any disruption or deterioration in its relationship with such suppliers could impact its business.

AutoMax purchases its vehicles and components from a limited number of suppliers. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, supplier capacity limitations, bankruptcy, acts of war, terrorism, fire, earthquake). Good relationships with such suppliers are important for AutoMax’s business prospects. If AutoMax’s relationship with its suppliers were to deteriorate, or if its suppliers fail to supply vehicles, its business, financial condition, commercialization and results of operations could be materially adversely affected.

In recent years, as a result of difficulties faced by major vehicle manufacturers, there has been an increase in consolidation of activities and mergers and acquisitions in the automotive industry, as well as collaborations between vehicle manufacturers. The acquisition of a major supplier by a larger group may lead to cancellation or non-renewal of franchise agreements, and concentration of the import of brands to Israel under one importer.

AutoMax’s success depends greatly on its ability to retain and/or recruit suppliers who will provide it with a vehicle inventory, in the scope that will enable AutoMax to remain competitive in the marketing of vehicles to its customers in Israel.

Exchange rate fluctuations between the U.S., dollar, Euro and the New Israeli Shekel currencies may negatively affect AutoMax’s earnings.

As a result of the international nature of AutoMax’s business, it is exposed to risks associated with changes in foreign currency exchange rates. Substantially all its cost of purchases is either in U.S. dollars or Euros while the majority of its revenues and AutoMax’s management, marketing, sales and research and development costs are in New Israeli Shekels. AutoMax is therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates, which may be significant and may also cause fluctuations in reported financial information that are not necessarily related to its operating results.

Increases in interest rate could materially adversely affect AutoMax’s business, financial condition, and results of operations.

The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Furthermore, as interest rates are reaching historically high records, it could impede AutoMax’s ability to obtain financing or comply with its existing credit lines if the banks. Such changes, and their impact on the global macro-economic environment, can impact AutoMax’s business, operating results, and financial condition. Furthermore, as the majority of the customers require financing to purchase vehicles, such increase in interest rates could make it less appealing and/or more difficult to purchase vehicles and thus decrease sales, which could adversely affect AutoMax’s business, financial condition and results of operations.

Import product restrictions may impair AutoMax’s ability to sell vehicles or parts profitably.

Many of the spare or replacement parts AutoMax installs in its vehicles are manufactured outside of Israel. As a result, the AutoMax business is sensitive to customary risks of importing merchandise, such as import duties, trade regulations and restrictions, transportation costs, unforeseeable disasters, work stoppages, exchange rates, and general political conditions in other countries. Changes in trade policies could limit AutoMax’s ability to import vehicles and/or its ability to purchase vehicles and/or parts at reasonable prices. Such restrictions could additionally limit AutoMax’s ability to provide servicing for vehicles and decrease its sales and/or marketability for customers.

In addition, any inability to receive the required approvals to import its vehicles or any disputes or disagreements with officials regarding the import duties, tariffs, or similar matters, could adversely affect AutoMax’s ability to import vehicles into Israel as well as impact its profit margins.

AutoMax is subject to various legal proceedings. If the outcomes of these proceedings are adverse to AutoMax, it could have a material adverse effect on its business, results of operations and financial condition.

From time to time, AutoMax or its subsidiaries may be party to legal proceedings and claims in the ordinary course of business. While the outcomes of these matters cannot be predicted with certainty, AutoMax does not believe they will have a material effect on its consolidated financial position, results of operations, or cash flows.

There are currently two pending legal proceedings against AutoMax, certain beneficial owners as well as officers of AutoMax and its subsidiaries, which AutoMax considers material to its business.

On August 5, 2021, the Tel Aviv District Attorney’s Office filed an indictment against Global AutoMax, Haim Levy Trade-In Ltd., and the following beneficial owners and officers: Daniel Levy, CEO of AutoMax; Yinon Amit, Chief Business Officer of AutoMax; and Haim Levy, Trade and Procurement Officer of AutoMax and the son of Daniel Levy, or together the Officers, together with Global AutoMax and Haim Levy Trade-In, the Defendants. Pursuant to the indictment:

●

Global AutoMax was accused of committing forgery offenses according to the Penal Law, fraud under the Penal Law, smuggling according to the Customs Ordinance [new version] and money laundering offenses, according to the Money Laundering Prohibition Law.

●	Haim Levy Trade In was accused of committing forgery offences under the Penal Law, fraud under the Penal Law, smuggling under the Customs Ordinance, tax and customs violations under the Customs Ordinance [new version], Value Added Tax Law and the Purchase Tax Law (Goods and Services), and money laundering offenses according to the Prohibition of Money Laundering Law and the Penal Law.

●	The Officers were accused of forgery offences under the Penal Law, fraud under the Penal Law, smuggling under the Customs Ordinance, and money laundering offenses according to the Prohibition of Money Laundering Law and the Penal Law.

The preliminary hearings were completed, and the evidence trials began in March 2023 for each of the Defendants. AutoMax denies the claims against Global AutoMax.

SciSparc was informed that AutoMax believes, based on the position taken by its legal counsel on this matter, that Global AutoMax has strong claims in order to deal with the allegations in the indictment. Furthermore, based on information received from its legal counsel, in the event of a conviction against Global AutoMax, the penal sanctions would consist of a monetary fine, and if convicted of money laundering there could be repossessions. In addition, AutoMax could be exposed to an administrative procedure on behalf of the Israeli Ministry of Transportation and Road Safety, or the Ministry of Transportation. Subject to Section 8 of the Vehicle Services Licensing Law, the Deputy Director General has the authority to refuse granting a license or the renewal of a license, if the applicant has been convicted of a criminal offense that, due to its nature, severity, or circumstance the applicant is not deemed fit to provide vehicle services or to provide services in the automotive field for which the application was submitted. The Deputy Director General has the same authority in the event an indictment was filed, even if a final verdict has not yet been reached. Furthermore, under Section 10(a)(7) of the Vehicle Services Licensing Law, the Deputy Director General can revoke or suspend a license until the licensee complies with the conditions put in place.

An additional lawsuit was filed on September 29, 2022, with the District Court in Tel Aviv in the form of a request for approval as a class action, or the Request, against Global AutoMax, Union Motors Ltd., or Union, Lex Motors Ltd., or Lex, Toyota Motor Corporation, or Toyota, and Denso Corporation, or Denso.

The applicant claims that the defendants, Toyota as a manufacturer of vehicles; Danso as a manufacturer of allegedly defective fuel pumps, installed in Toyota and Lexus vehicles, and are the subject of the Request. Union and Lex served as direct importers of Toyota and Lexus vehicles in Israel. Global AutoMax served as a parallel importer of Toyota vehicles in Israel, and Global AutoMax imported the applicant’s vehicle to Israel. The applicant claims that each of Lex, Union and Global AutoMax breached their obligations towards the group represented in the class action, inter alia, producing and/or importing and/or marketing and/or selling vehicles in which a defective fuel pump was installed, refraining from performing a service recall on all vehicles in which defective pumps were installed, avoided bearing the costs of damages caused by the defective fuel pumps and the service recall, etc.

This, according to the applicant, is in breach of the defendants’ obligations according to the Liability for Defective Products Law, 5740-1980, the Sales Law, 5728-1968, the Contracts Law (General Part), 5733-1973, the Licensing of Services and Professions in the Automotive Industry Law, 5776-2016 and other laws.

The applicant estimates the total damages for all members of the claim exceed an aggregate of NIS 2.5 million (approximately $691,000), and as such that cannot be estimated by him.

In November 2023, Global AutoMax submitted a reply to the Request, in which Global AutoMax rejected all of the applicant’s claims in the Request. In February 2024, the applicant submitted a reply to the respondents’ reply to the Request. A preliminary hearing is scheduled for July 2025.

While AutoMax cannot accurately predict the outcome of this proceeding, it does not believe the claims are substantial and estimate the exposure with respect to such claim is likely immaterial.

AutoMax is dependent on its management team and professional personnel, and its business could be harmed if it is unable to attract and retain personnel necessary for its success.

AutoMax’s success depends highly on its ability to attract and retain skilled, professional personnel, consultants, and contractors. The departure of highly skilled professional personnel, in particular, any particular key management personnel, could have an adverse impact on AutoMax’s operations and ability to execute its growth plan.

AutoMax’s efforts to retain and attract professional personnel may also result in significant additional expenses, which could adversely affect its profitability. There can be no assurance that professional personnel will continue to be employed or that AutoMax will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on AutoMax’s business, financial conditions and results of operations.

AutoMax’s business is sensitive to changes in the prices of new and used vehicles.

AutoMax’s business is sensitive to various changes, specifically to changes in the prices of new and used vehicles. A decrease in the prices of new or used vehicles, due to a reduction in import taxes or a reduced tax for purchasing vehicles could reduce its profit margins. For example, following an update of the Pollution Regulations and the Procedure for Testing Pollutants in Vehicles in the European Union (WLTP) the Israeli green taxation formula was updated. Pursuant to such updated taxation formula, the tax benefits in relation to vehicles with a low polluting level and set tax benefit limits, are gradually decreasing, which causes an increase in the prices of the vehicles that benefited from the purchase tax. For example, on January 1, 2023, the purchase tax on hybrid vehicles increased from 40% in 2022 to 50%, while the limit of the tax benefit was reduced from NIS 40,000 (approximately $11,055) in 2021 to NIS 30,000. The purchase tax on electric vehicles was doubled from 10% in 2022 to 20% in 2023, while the limit of the tax benefit was reduced from NIS 75,000 (approximately $20,730) in 2021 to NIS 60,000 (approximately $16,583) in 2022. As of the date of this proxy statement/prospectus,, the purchase tax on hybrid and plug-in cars has increased to 83% and the tax benefit limit was cancelled, and the purchase tax on electric cars has increased to 45% and the tax benefit limit was reduced to NIS 35,000.

AutoMax operates in Israel, and prices AutoMax sets are denominated in New Israeli Shekel, or NIS. Any depreciation of the NIS against foreign currencies in which AutoMax purchases vehicles from manufactures and the reduction of the price of the vehicles by the manufacturers or the importers for other reasons may adversely affect the value of the vehicles important and marketed by AutoMax. AutoMax has a policy in place to reduce exchange risk, which includes both financial protections and options to import the same vehicle models from different suppliers in different currencies.

These factors could lead to a decrease in the value of AutoMax’s inventory, and a decrease in AutoMax’s sales, which could adversely affect AutoMax’s business, sales, and results of operations.

AutoMax’s business and operations face many risks inherent to international trade, and its location in Israel including the ongoing military conflicts, may exacerbate the import process, which is material to the success of AutoMax’s business and operations.

AutoMax imports, distributes and sells vehicles in Israel, and all the vehicles AutoMax sells are manufactured outside of Israel. While AutoMax manages its inventory of vehicles and spare parts in a manner that allows AutoMax to provide a rapid response to its customers’ needs, AutoMax’s business remains sensitive to customary risks of importing merchandise, such as currency fluctuations, import duties, trade regulations and restrictions, transportation costs, unforeseeable disasters, work stoppages, exchange rates, and general political conditions in other countries. Changes in trade policies could limit AutoMax’s ability to import vehicles and/or its ability to purchase vehicles and/or parts at reasonable prices.

Disruptions to the maritime route in the Red Sea may adversely affect AutoMax’s business.

The Red Sea is a vital maritime route for international trade traveling to or from Israel. Following Hamas’ attack on Israel and the Israeli security cabinet’s declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businesses or persons. As a result of such disruptions, and in order to mitigate continued economic harm, suppliers have changed routes from Europe to the Middle East, and, as a result, AutoMax has experienced, and may continue to experience in the future, delays in vehicle deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. All of these factors have had and may continue to have an effect on AutoMax, which is substantially reliant on its ability to import and sell vehicles, and such delays and increased costs could have an impact on AutoMax’s inventory which may prevent AutoMax from supplying vehicles in a timely fashion to purchasers and/or impede AutoMax’s ability to replenish its inventory based on consumer trends. Such delays in supplying vehicles could result in purchasers cancelling orders, which could have a negative effect on AutoMax’s results of operation. Furthermore, such increase in costs could impact AutoMax’s ability to sell vehicles at competitive prices, which could materially affect its financial results and operations. Additionally, some of the main maritime companies have announced they will no longer plan routes to Israel, until such time as it is safe, which could impede on AutoMax’s ability to import vehicles, and as a result could have a material adverse effect on its business and financial results. The risk of ongoing supply disruptions may further result in delayed deliveries of AutoMax’s products.

Turkey’s trade embargo on Israel may adversely affect AutoMax’s business.

In May 2024, the Turkish Trade Ministry announced an embargo on trade between Turkey and Israel, which restricts the export of goods from Turkey to Israel and the import of products from Israel to Turkey, or the Embargo. The Embargo could have a short-term impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel. As a result of the Embargo, AutoMax may experience delays in vehicle and bus deliveries, extended lead times, increased cost of freight, and increased insurance costs. All of these factors have had and may continue to have an effect on AutoMax, which is substantially reliant on its ability to import and sell vehicles and buses, and such delays and increased costs could have an impact on AutoMax’s inventory, which may in turn prevent AutoMax from supplying vehicles and buses in a timely fashion to purchasers or impede AutoMax’s ability to replenish its inventory based on consumer trends. Such delays in supplying vehicles and buses could result in purchasers cancelling orders, which could have a negative effect on AutoMax’s results of operations. As of the date of this prospectus, the Embargo remains ongoing.

Macroeconomic factors such as fluctuation in vehicle prices, fuel prices, supply chain disruptions, and vehicle-related technology advancements could have an adverse effect on AutoMax’s revenues and operating results.

Macroeconomic factors that affect oil prices and the automobile and commodity markets can have adverse effects on AutoMax’s revenues, revenue growth rates (if any), and operating results. Significant increases in the cost of fuel could lead to a reduction in miles driven per car and a reduction in accident rates. A material reduction in accident rates, whether due to, among other things, a reduction in miles driven per car, vehicle-related technological advances such as accident avoidance systems and, to the extent widely adopted, the advent of autonomous vehicles, could have a material impact on revenue growth. Similarly, a reduction in total loss frequency rates, due to among other things, sharp increases in used car prices that make it less economical for insurance company sellers to declare a vehicle involved in an accident a total loss, could also have a material impact on revenue growth. In addition, under the AutoMax Percentage Incentive Program contracts, or PIP, the cost of transporting the vehicle to one of AutoMax’s facilities is included in the PIP fee. AutoMax may incur increased fees, which it may not be able to pass on to its vehicle sellers. A material increase in transportation rates could have a material impact on AutoMax’s operating results. Volatility in fuel, commodity, and used car prices could have a material adverse effect on its revenues and revenue growth rates in future periods.

Conditions in Israel, including conflicts in the region, may adversely affect AutoMax’s operations and limit its ability to market its products, which would lead to a decrease in revenues.

AutoMax is incorporated under the laws of the State of Israel, and its employees, including management members, operate from their headquarters that are located in Jerusalem, Israel. In addition, all of its officers and directors are residents of Israel. Accordingly, AutoMax’s business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and most recently with Iran. As a result of the war, operations at two of AutoMax’s branch locations were closed permanently.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on AutoMax’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies, which may have a material adverse effect on AutoMax and its ability to effectively conduct its operations. As many of AutoMax’s customers purchase their vehicles through credit financing, an adverse material effect on Israel’s economy could impact the ability to obtain such credit financing on favorable terms, which in turn could lead to a decrease in AutoMax sales.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of the date of this prospectus, none of AutoMax’s current employees have been called to active military duty. AutoMax also relies on service providers located in Israel and has entered into certain agreements with Israeli counterparties. AutoMax’s employees and consultants in Israel, in addition to employees of AutoMax’s service providers located in Israel, may be called for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. As a result, its operations may be disrupted by such absences, which disruption may materially and adversely affect its business and results of operations. Additionally, the absence of employees of AutoMax’s Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect its ability to deliver or provide products and services to customers.

In the event that AutoMax’s facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt its ongoing operations, its ability to deliver or provide products and services in a timely manner to meet AutoMax’s contractual obligations towards customers and vendors could be materially and adversely affected. AutoMax’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, AutoMax cannot assure you that such government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by AutoMax could have a material adverse effect on its business.

AutoMax is a holding company and as a result are dependent on its operating subsidiaries to generate sufficient cash to fund its ongoing operations.

The continuation of AutoMax’s activities depends on its operating subsidiaries’ ability to generate sufficient cash and raise additional financial sources in order to develop its activities. The loss of operations or not sufficient operations of its subsidiaries could have a material adverse effect on its business, sales and results of operations. There is no certainty that AutoMax will succeed in raising funds in the required amount, or at all.

AutoMax’s business is sensitive to changes in consumer preferences and global trends in the automotive industry.

AutoMax may be affected by various global trends and/or events in the environment in which it operates, on which AutoMax has no ability to influence, which in turn may affect its operating results. The vehicle manufacturing industry has been characterized in recent years by significant technological progress, especially in the fields of vehicles driven by alternative energy sources and autonomous vehicles.

In addition, there is a noticeable increase in the cooperative economy trend and a trend of decreasing the environmental damages caused by the use of vehicles, which are expressed, inter alia, by increase in demand for the use of electric and hybrid vehicles, by the development of new models of vehicle’ sharing, by short-term vehicle rentals, in a pay-as-you-go model, and by shared travels. Alongside this, major cities in Europe are promoting processes intended to reduce and even limit completely the entrance of polluting vehicles into the cities. This trend has recently expanded to Israel, as part of which, restrictions were imposed on the entry of polluting vehicles into Jerusalem and Haifa, and potentially in other cities.

The developments described above may create uncertainty in the long term regarding the motorization level as well as the growth rate of the vehicle manufacturing industry in which manufacturers whose vehicles AutoMax imports are operating, as well as reducing, in the long term, the demand for car ownership, which in turn may influence AutoMax’s activity and affect AutoMax’s business results.

AutoMax may experience credit default or losses if AutoMax’s customers default from the financing it provides.

As for the date of the report, through certain subsidiaries, AutoMax provides its corporate customers with credit lines in low volumes (by way of payment in installments). However, as is customary in the automotive industry, it is possible that according to AutoMax’s management decision, sales made to its corporate customers will be partially made on credit. In such cases, AutoMax may be exposed to the risk that these customers will not meet their obligations to repay the full amount of the loan made available to them for the purpose of purchasing the vehicles. As of the day of this prospectus, these credit lines are in volumes which are immaterial to AutoMax.

AutoMax’s operations are subject to a wide range of governmental regulations and laws. Its failure to comply with or any changes to these regulations and laws, could adversely affect AutoMax’s business, sales, results of operations and financial condition.

AutoMax operates in a highly regulated industry, and it is subject to various local laws and regulations. Additionally, the automotive industry in Israel is characterized by vast regulation and strict regulatory requirements, including the standardization requirements, which may affect AutoMax’s expenditures and its operational results. Changes in regulatory arrangements that apply to the automotive industry, such as changes in government taxation policy, changes in the policy regarding the classification of vehicles as private or commercial for tax purposes or changes in the policy regarding the value of use of a personal vehicle provided by the employer for the use of the employee, or changes in the standards of vehicles permitted to be imported into Israel, may, in AutoMax’s estimation, lead to changes in demand for various types of vehicles, and affect in the long term the results of its activity. In addition, regulatory changes introduced following the recommendations of the Committee for the Increase of Competitiveness, as well as changes in the legal provisions that will completely remove or ease the barriers to entry into the industry, will allow the entry of additional parallel importers, increase competition and, as a result, may cause a decrease in AutoMax’s revenues and profitability.

AutoMax operates in a highly competitive industry. Failure to develop and execute strategies to remain a preferred importer and seller of vehicles and to adapt to the increasing use of digital and online tools to market, buy, sell, lease and finance vehicles could adversely affect its business, sales and results of operations.

The automotive imports industry is highly competitive, including publicly and privately owned car importers, which import the same vehicle brands in a variety of models. The value chain in the automotive industry includes international vehicle manufactures and importers. There are approximately 25 official import groups in Israel, representing various manufactures, and responsible for approximately 97% of the automotive imports to Israel. In addition, there are a few dozen parallel importers, who are collectively responsible for approximately 3% of the imports. AutoMax’s competition is dynamic and changes annually based on the selection of vehicles its choses to import and hold in inventory for that year. AutoMax’s selection of product lineup is done annually and determined by a comprehensive analysis of various factors, including vehicle availability in the importing country, local market demand, tax advantages, currency exchange rates, and other relevant factors. Certain of AutoMax’s competitors have access to more capital than it, which may provide them with an advantage in forging relationships or providing customers with more competitive prices. Certain car dealers leverage relationships with vehicle manufacturers to sell used cars as “certified pre-owned”, which could provide such competitors with an advantage over AutoMax.

Additionally, competitors are shifting more focus to online sales, as this is becoming a consumer trend. While AutoMax currently provides online sale services, there is no guarantee it will be successful in transitioning to online tools, for buying, selling, leasing and financing vehicles which could adversely affect its business, sales and results of operations.

AutoMax’s agreement with Al Damani is conditioned upon receiving the required regulatory approvals.

AutoMax’s strategic agreements with Al Damani New Motor Vehicles Trading LLC, or Al Damani, is contingent on obtaining necessary regulatory approvals, which have not yet been fully secured. These approvals are crucial for importing and distributing vehicles in Israel. Delays or failures in securing these approvals could adversely impact AutoMax’s revenues, market expansion, and competitive position.

On March 13, 2023, Dalhom AutoMax entered into a direct import agreement with Al Damani, a United Arab Emirates manufacturer, to import, distribute, sale and market fully electric Al Damani vehicles in Israel. Dalhom AutoMax’s obligations under such direct importer agreement are conditional on receiving the required regulatory approvals from the Ministry of Transportation for the import of vehicles manufacturer by Al Damani to Israel, which have not yet been granted as of the date of this prospectus.

The failure to secure these regulatory approvals could delay or prevent the importation and sale of Al Damani vehicles in Israel, which in turn may negatively impact AutoMax’s revenue and plans. Additionally, any changes in regulatory requirements or delays in the approval process could increase AutoMax’s operational costs and affect its competitive position in the market, which could adversely affect its business, sales and results of operations.

AutoMax’s agreement with Automotive Equipment is conditioned upon receiving the required approvals.

On May 8, 2025 AutoMax and Automotive Equipment Group (2004) Ltd., or Automotive Equipment, entered into a founders’ agreement, or the Automotive Equipment Founders’ Agreement, pursuant to which the parties will establish a joint company, owned by AutoMax and Automotive Equipment, or the Joint Company, which will import and market in Israel trucks and heavy vehicles manufactured by Anhui Jianghuai Automobile Group Corp., Ltd., or JAC.

The establishment of the Joint Company and the effectiveness of the Automotive Equipment Founders’ Agreement are subject to the receipt of various regulatory and third-party approvals, including approval from the Israel Competition Authority, the final grant of franchise by JAC to the Joint Company, and receipt of an import license for JAC vehicles by the Joint Company. As of the date of this proxy statement/prospectus, the Joint Company has not been established and not all required approvals have been obtained.

There is no assurance that the necessary approvals will be received, or that the Joint Company will be established, or that the Automotive Equipment Founders’ Agreement will become effective within any specific timeframe, or at all. If the Joint Company is not established or if the effectiveness of the Automotive Equipment Founders’ Agreement is delayed or not achieved, there could be delays to the import and marketing of JAC trucks and heavy vehicles in Israel. Failure to establish the Joint Company or obtaining the necessary approvals would also prevent AutoMax from pursuing the potential business opportunity of importing and marketing JAC trucks and heavy vehicles in Israel through the Joint Company. As a result, AutoMax would not benefit from any potential future revenues or strategic advantages that may have arisen from this collaboration.

New laws, regulations, or governmental policies in response to climate change, including fuel economy and greenhouse gas emission standards, or changes to existing standards, could adversely impact AutoMax’s business, results of operations, financial condition, cash flow, and prospects.

AutoMax is subject to a variety of local laws and regulations that pertain to the environment. Its business involves the use, handling and disposal of hazardous materials and wastes, including motor oil, gasoline, solvents, lubricants, paints and substances. AutoMax is subject to compliance with regulations concerning, among other things, the operation of underground and above-ground gasoline storage tanks, gasoline dispensing equipment, above-ground oil tanks and automotive paint booths.

The Clean Air Law, 5768-2008, or the Clean Air Law, authorizes the Israeli Minister of Environmental Protection, or the Minister to set provisions regarding the prevention and reduction of air pollution from mobile emission sources, in accordance with values commonly accepted in the developed countries of the world. The Clean Air Law determines that a person shall not sell, import or market a mobile emission source, except in accordance with the provisions set by the Minister. This law also states that it is mandatory to include the degree of air pollution of the vehicle and data regarding the fuel consumption of the vehicle in any new vehicle’ advertisement, as part of the advertisement itself; and, in addition, said data must be displayed by any entity engaged in the business of selling and marketing new vehicles within its premises. Similar provisions were established as part of the Clean Air Regulations (disclosure of air pollution data from a motor vehicle in an advertisement), 5769-2009, as well.

To the best of AutoMax’s understanding, it complies with the provisions of the Clean Air Law and the regulations established by virtue thereof and includes the required data in its publications. In addition, the Clean Air Regulations (air pollution from vehicles), 5772-2012 determines what constitutes unreasonable air pollution from a vehicle and regulates the obligation to carry out an air pollution test for a vehicle before registering it, issuing a license, and renewing it. It should be noted that new vehicles imported to Israel undergo inspections to verify their suitability for delivery and registration.

In addition, there is a noticeable increase in the cooperative economy trend and a trend of decreasing the environmental damages caused by the use of vehicles, which are expressed, inter alia, by increase in demand for the use of electric and hybrid vehicles, by the development of new models of vehicle’ sharing, by short-term vehicle rentals, in a pay-as-you-go model, and by shared travels. Alongside this, major cities in Europe are promoting processes intended to reduce and even limit completely the entrance of polluting vehicles into the cities. This trend has recently expanded to Israel, as part of which, restrictions were imposed on the entry of polluting vehicles into Jerusalem and Haifa, and potentially, in other cities. The developments described above may create uncertainty in the long term regarding the motorization level as well as the growth rate of the vehicle manufacturing industry in which manufacturers whose vehicles AutoMax imports are operating, as well as reducing, in the long term, the demand for car ownership, and thus influence AutoMax’s activity.

Failure to maintain the security and functionality of AutoMax’s information systems, or to defend against or otherwise prevent a cybersecurity attack or data breach, could adversely affect its business, financial position, results of operations and liquidity.

AutoMax’s activities are linked by information systems, including telecommunications, the internet, network communications, emails and various computer hardware and software applications. As such, it could suffer damage to the aforementioned communication systems. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. While AutoMax implements various measures to minimize and even prevent these risks, including having a detailed action policy, it cannot guarantee no cyber-attack may be carried out. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data.

Although AutoMax has invested in measures to reduce these risks, it can provide no assurance that its current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats.

Despite its best efforts, AutoMax is not fully insulated from data breaches and system disruptions and, accordingly, it has experienced and expects to continue to experience actual or attempted cyberattacks of its IT networks. To the best of AutoMax’s knowledge, no cybersecurity incidents were detected. Although no attempted cyberattacks has had a material adverse effect on its operations or financial condition thus far, AutoMax cannot guarantee that any such incidents will not have a material adverse effect on AutoMax’s operations or financial condition in the future.

As such, its tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the AutoMax computer systems and tools located at its facility, at cloud services or at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of AutoMax’s systems and networks and the confidentiality, availability and integrity of AutoMax’s data or customer data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in its products. System failures or malfunctioning could disrupt AutoMax’s operations and its ability to timely and accurately process and report key components of its financial results.

Environmental, social and corporate governance, or ESG issues, including those related to climate change and sustainability, may have an adverse effect on AutoMax’s business, financial condition and results of operations and damage AutoMax’s reputation.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on AutoMax’s business, financial condition or results of operations. If AutoMax’s ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, AutoMax may be subject to investor or regulator engagement regarding such matters.

In March 2024, the SEC published climate disclosure rules, subject to which SciSparc, upon consummation of the Merger, would be required to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes, among other things. While the final rules have yet to be implemented and are subject to ongoing litigation, AutoMax cannot predict the ultimate scope and impact these rules will have on AutoMax’s business. If the SEC’s climate disclosure rules are implemented, they would likely result in additional legal, accounting and financial compliance and increased general and administrative expenses. Moreover, this could result in increased management time and attention, to ensure AutoMax is compliant with the regulations and expectations.

Changes in local or foreign tax laws, changing interpretations of existing tax laws, or adverse determinations by tax authorities could increase AutoMax’s tax burden or otherwise adversely affect its results of operations, and financial condition.

A certain degree of judgment is required in evaluating its tax positions and determining its provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As AutoMax operates in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, AutoMax’s tax positions could be challenged, and its income tax expenses could increase in the future.

There can be no assurance that its effective tax rate for the year ended December 31, 2024 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the jurisdictions in which AutoMax operates. Any changes in tax laws could have an adverse impact on its financial results.

AutoMax’s business is subject to a variety of local and international laws regarding privacy and data protection obligations.

AutoMax collects, uses, maintains and otherwise processes certain data about clients, suppliers, candidates and employees. AutoMax’s ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the Israeli Privacy Protection Law, 5741-1981, or the Privacy Law. AutoMax implements measures for the purpose of adapting the relevant aspects of its activity to the provisions applicable subject to the Privacy Protection Law and the regulations enacted by virtue thereof, and for this purpose it contracted with a company that manages its information security and privacy protection aspects.

AutoMax may not be able to satisfy its debt obligations upon the occurrence of a change in control under its debt instruments or to obtain additional financing based on existing debt.

AutoMax intends to continue making investments to support its business growth and will likely require additional funds to respond to business challenges and opportunities, including the need to purchase inventory of vehicles, improve AutoMax’s operating infrastructure to support volume growth or acquire complementary businesses and technologies. Accordingly, AutoMax may need to engage in equity or debt financing to secure additional funds if its existing sources of cash and any funds generated from operations do not provide it with sufficient capital. If AutoMax raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities AutoMax issues could have rights, preferences, and privileges superior to those of holders of its other classes of shares.

Any future debt financing that AutoMax may secure in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for AutoMax to obtain additional capital and to pursue business opportunities, including potential acquisitions. AutoMax may not be able to obtain additional financing on terms favorable to it, if at all. If AutoMax is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, AutoMax’s ability to continue to support its business growth and to respond to business challenges and opportunities could be significantly impaired, and its business may be adversely affected.

AutoMax’s collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about its privacy and data protection practices, which may harm AutoMax’s business, financial conditions, results of operations and prospects.

AutoMax’s operations are dependent on secure processing, transmission, storing on its computers and networks proprietary and confidential information. AutoMax uses various third-party storage platforms which could make it more vulnerable to such cyberattacks. Furthermore, AutoMax relies on digital technologies to process payments, both on its networks and third-party systems.

Privacy laws are ever changing and continue to create new individual privacy rights, including regulations regarding the manner in which such personal information should be handled. As part of its ongoing operations, AutoMax gathers certain personal information from customers, vendors, manufactures and others. AutoMax has invested in implementing security controls and adapting its systems, amongst others, by engaging Integrity Consulting and Risk Management (I.C.M.) Ltd., which manages information security and privacy protection within the company. However, any misuse of such information or storing it inappropriately and not adequately protecting it could lead to inquiries, litigation, fines, legislative and regulatory action against AutoMax.

In light of the stated, there is a certain dependence on the information security, backup and retrieval capabilities of those providers. In this aspect, AutoMax has a system of backups, designed to create a recovery mechanism from a situation where one backup environment cannot, for whatever reason, support the provision of services.

Provisions of Israeli law may make it easy for AutoMax’s shareholders to demand that AutoMax convenes a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of AutoMax’s management, which may disrupt AutoMax’s management’s ability to run the company.

Israeli law may allow any one or more of AutoMax’s shareholders holding, in the aggregate, at least 5% of AutoMax’s voting rights to demand that AutoMax convenes a special shareholders meeting. Also, in the event that AutoMax chooses not to convene a special shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene a special shareholders meeting within three months (or under court’s ruling) and require AutoMax to cover the costs, within reason, and as a result thereof, AutoMax’s directors might be required to repay such costs. If AutoMax’s shareholders decide to exercise these rights in a way inconsistent with AutoMax’s management’s strategic plans, AutoMax’s management’s ability to run the company may be disrupted, and this process may entail significant costs to AutoMax.

It may be difficult to enforce a judgment of a United States court against us and AutoMax’s officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on AutoMax’s officers and directors and these experts.

AutoMax is incorporated in Israel and the company’s corporate headquarters are located in Israel. All of AutoMax’s executive officers and directors are located in Israel. All of AutoMax’s assets and most of the assets of these persons are located in Israel. Service of process upon AutoMax or the non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against AutoMax or the non-U.S. directors and executive officers may be difficult to obtain within the United States. AutoMax has been informed by AutoMax’s legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel, or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against AutoMax or AutoMax’s non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against AutoMax or AutoMax’s non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Risks Related to the Combined Company

The combined company’s success depends on the experience and expertise of its management team and board of directors.

SciSparc is a pharmaceutical company with limited experience outside of the drug development and healthcare industries, while AutoMax is engaged in the business of importing and distributing vehicles. These are distinct and unrelated businesses requiring different operational expertise, industry knowledge, and strategic approaches. Following the Merger, SciSparc will become the parent company of AutoMax, and the two companies will operate as the combined company. AutoMax is anticipated to continue to operate its current business with its own board of directors and management; however, the management team of the combined company will be the same as SciSparc’s existing management team, and the combined company’s board of directors will have a minority representation from AutoMax’s management. Mr. Amitay Weiss, who is the Chairman of both SciSparc and AutoMax, will be the Chairman of the combined company after the Merger and has experience in both industries, which may help facilitate the oversight of AutoMax’s operations. While the combined company’s management team has experience in the pharmaceutical industry, its experience in the automotive sector is limited and may present challenges in effectively overseeing AutoMax’s operations following the Merger. Although AutoMax is expected to retain its current management team, which possesses automotive experience, the combined company’s overall unfamiliarity with the automotive industry may impact its ability to effectively oversee and support AutoMax’s operations, and achieve the full extent of the expected benefits of the Merger. This, in turn, could adversely affect the financial performance and successful operations of the combined company.

The combined company does not anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future.

Neither SciSparc nor AutoMax have ever declared or paid cash dividends on their respective ordinary shares. In accordance with the Series B Bonds Trust Deed, until the Series B Bonds are repaid in full, AutoMax will not distribute or pay any cash dividends. According to the terms of the Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annual as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, will constitute 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed.

On May 19, 2025, the Series C Bonds, were issued and began trading on the TASE. According to the terms of the Series C Bonds and the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Neither SciSparc nor AutoMax anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future. It is anticipated that the combined company will retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of the combined company’s ordinary shares will be the combined company’s shareholders’ sole source of gain for the foreseeable future.

Maintaining and improving the combined company’s financial controls and the requirements of being a public company may strain the combined company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

As a public company, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules. The requirements of these rules and regulations will increase the combined company’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and place strain on its personnel, systems and resources. The Exchange Act requires, among other things, that the combined company file annual, quarterly and current reports with respect to its business and financial condition.

The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that the combined company will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently.

SciSparc and AutoMax do not expect that the combined company will have an internal audit group, and the combined company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to the combined company’s internal controls may require specific compliance training for the combined company’s directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of the combined company’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. Moreover, effective internal controls are necessary for the combined company to produce reliable financial reports and are important to help prevent fraud.

In accordance with Nasdaq rules, the combined company will be required to maintain a majority independent board of directors. The various rules and regulations applicable to public companies make it more difficult and more expensive for the combined company to maintain directors’ and officers’ liability insurance, and the combined company may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If the combined company is unable to maintain adequate directors’ and officers’ insurance, its ability to recruit and retain qualified officers and directors will be significantly curtailed.

SciSparc and AutoMax expect that the rules and regulations applicable to public companies will result in the combined company incurring substantial legal and financial compliance costs. These costs will decrease the combined company’s net income or increase its net loss and may require it to reduce costs in other areas of its business.

If securities or industry analysts do not publish research or publish unfavorable research about the combined company’s business, its share price and trading volume could decline.

The trading market for the combined company’s securities will depend in part on the research and reports that securities or industry analysts publish about the combined company. The combined company may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of the combined company, the trading price for the combined company’s shares could be negatively impacted. If the combined company obtains sufficient securities or industry analyst coverage and if one or more of the analysts who covers it downgrades the combined company’s shares or publishes inaccurate or unfavorable research about the combined company’s business, its share price would likely decline. If one or more of these analysts ceases coverage of the combined company or fails to publish reports regularly, demand for the combined company’s shares could decrease, which could cause its share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the combined company’s share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of its internal control over financial reporting. AutoMax maintains disclosure controls and procedures and internal control over financial reporting pursuant to the Israeli Securities Law in its Annual and Interim Filings, and has complied with applicable Israeli reporting requirements. To date, AutoMax has never conducted a review of internal controls over financial reporting for the purpose of providing the reports required by the Sarbanes-Oxley Act. During review and testing, AutoMax may identify deficiencies and be unable to remediate them on a timely basis.

If the combined company fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If the combined company cannot in the future favorably assess the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on the combined company’s share price.

Sales of a substantial number of shares of the combined company in the public market by its existing shareholders could cause its share price to decline.

Sales of a substantial number of shares of the combined company in the public market or the perception that these sales might occur, could depress the market price of its securities and could impair its ability to raise capital through the sale of additional equity securities. Neither SciSparc nor AutoMax is able to predict the effect that sales may have on the prevailing market price of the combined company’s securities.

The combined company’s securities could be delisted from Nasdaq if it does not comply with Nasdaq’s listing standards.

Pursuant to Nasdaq rules, consummation of the Merger requires the combined company to submit listing of additional securities application and, at the time of the Merger, meet all of the criteria applicable to a company initially requesting listing. While SciSparc and AutoMax intend to obtain listing status for the combined company and maintain the same, no guarantees can be made about the combined company’s ability to do so.

If the combined company’s security is delisted by Nasdaq, its security may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for the combined company to raise additional capital through the public or private sale of equity securities and for investors to dispose of or obtain accurate quotations as to the market value of, the combined company’s securities. In addition, there can be no assurance that the combined company’s securities would be eligible for trading on any such alternative exchange or markets.

Future sales and issuances of the combined company’s ordinary shares or rights to purchase ordinary shares by it, including pursuant to its equity incentive plans, could result in additional dilution of the percentage ownership of its shareholders and could cause its share price to decline.

The combined company will not be generally restricted from issuing additional ordinary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares. The market price of the combined company’s ordinary shares could decline as a result of sales of shares or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of the combined company or the perception that such sales could occur.

SciSparc and AutoMax expect that significant additional capital will be needed in the future to continue the combined company’s planned operations and costs associated with operating as a public company. To the extent the combined company raises additional capital by issuing equity or convertible securities, its existing shareholders may experience substantial dilution. The combined company may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner determined from time to time by its board of directors. If the combined company sells ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to its existing shareholders, and new investors could gain rights superior to its existing shareholders.

In addition, the combined company may grant or provide for the grant of rights to purchase shares of its ordinary shares pursuant to the combined company’s equity incentive plans. Increases in the number of shares available for future grant or purchase pursuant to the combined company’s equity incentive plans may result in additional dilution, which could cause the combined company’s share price to decline.

COMPARATIVE PER SHARE DATA

The following table sets forth the historical comparative share information for SciSparc and AutoMax on a stand-alone basis and pro forma combined per share information after giving effect to the business combination.

The pro forma combined value information reflects the Merger as if it had occurred on December 31, 2024, and is computed by multiplying the historical number of AutoMax by the Exchange Ratio.

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would been had the companies been combined during the periods presented, nor to project the combined company’s results of operations or earnings per share for any future date or period. The pro forma combined shareholders’ equity per share information below does not purport to represent what the value of SciSparc and AutoMax would have been had the companies been combined during the periods presented.

The unaudited pro forma book value information reflects the Transactions as if they had occurred on December 31, 2024. The weighted average shares outstanding and net earnings per share information reflect the Transactions as if they had occurred on January 1, 2024.

	SciSparc (Historical)	AutoMax (Historical)	Pro Forma Combined
As of and for the year ended December 31, 2024 for SciSparc and AutoMax
Book value per share (1)	$0.83	$0.08	0.81
Weighted average outstanding shares (basic and diluted)	5,824,972	103,691,969	11,095,184
Weighted average loss per share (basic and diluted)	$1.28	$0.01	0.55

Note:

(1)	– Book value per share is calculated using the formula: total shareholders’ equity from the balance sheet as of December 31, 2024 divided by shares outstanding as of December 31, 2024.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

SciSparc ordinary shares trade on Nasdaq under the symbol “SPRC” and AutoMax ordinary shares trade on the TASE under the symbol “AMX”.

The table below sets forth the closing price per SciSparc ordinary share on Nasdaq and per share of AutoMax ordinary shares on the TASE on April 10, 2024, the date preceding public announcement of the Merger, and on May 23, 2025, the latest practicable date before the date of this prospectus, and the equivalent price per share of AutoMax ordinary shares (as determined by multiplying the closing price per share of SciSparc ordinary shares by the Exchange Ratio) on each such date.

The table below shows that the equivalent value of merger consideration per AutoMax ordinary share has decreased from $0.04 on April 10, 2024, to $0.033 on May 23, 2025. This decrease is mainly due to the decrease in the share price of SciSparc ordinary shares during the same time frame.

The calculation of the Merger consideration is based on the number of SciSparc outstanding shares (including pre-funded warrants) and the number of AutoMax outstanding shares (excluding dormant shares and excluding including AutoMax shares held by SciSparc), as of April 10, 2024 and May 23, 2025. Such amount of SciSparc outstanding shares is divided by 0.5001, multiplied by 0.4749 and then divided by such amount of AutoMax outstanding shares as of each applicable date. The resulting number is then multiplied by AutoMax outstanding shares (excluding dormant shares and excluding including AutoMax shares held by SciSparc). The resulting number is thereafter added to the number of AutoMax outstanding shares and divided by the same, to receive the amount of SciSparc shares owed in return of one AutoMax share. Such amount is then multiplied by the share price of one SciSparc ordinary share on each applicable date, to receive the value of Merger consideration per AutoMax share.

Date	SciSparc ordinary shares closing price per share (in $ amount)	AutoMax ordinary shares closing price per share (in $ amount)	Equivalent value of Merger consideration per AutoMax ordinary share (in $ amount)
April 10, 2024	1.680	0.0746	0.04
May 23, 2025	0.308	0.0419	0.033

The market prices of SciSparc ordinary shares and AutoMax ordinary shares have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this prospectus to the date of the SciSparc general meeting and the AutoMax general meeting, and the date the Merger is completed and thereafter. See “Risk Factors - Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either SciSparc’s share price or AutoMax’s share price, AutoMax shareholders cannot be certain of the precise value of the consideration that they may receive in the Merger”. We encourage you to obtain current quotes for the SciSparc ordinary shares and AutoMax ordinary shares.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as SciSparc cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements regarding the impact of the Israel-Hamas war on its business or financial condition; statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and consummation of the Merger, SciSparc’s ability to solicit a sufficient number of proxies to approve the Merger and other matters related to the consummation of the Merger.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	likelihood of the satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be consummated;

●	the expected benefits of and potential value created by the proposed Merger for the shareholders of SciSparc and AutoMax;

●	the Exchange Ratio and relative ownership percentages of the SciSparc and AutoMax shareholders of the combined company;

●	SciSparc’s ability to control and correctly estimate its operating expenses and its expenses associated with the Merger;

●	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;

●	any statements concerning the ability to protect and enhance the combined company’s products, product candidates and intellectual property;

●	any statements concerning proposed new products, services or developments;

●	any statements concerning the attraction and retention of highly qualified personnel;

●	any statements regarding expectations concerning AutoMax’s relationships and actions with third parties;

●	future regulatory, judicial and legislative changes in AutoMax’s industry;

●	any statements regarding future economic conditions or performance;

●	any statements regarding the impact of the Israel-Hamas war, including indirect effects such as the Houthi attacks in the Rea Sea and the Turkish Embargo, on AutoMax’s business or financial condition;

●	SciSparc’s ability to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act; and

●	statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause SciSparc, AutoMax or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of SciSparc and AutoMax to complete the Merger and the effect of the Merger on the business of SciSparc, AutoMax and the combined company, see “Risk Factors” beginning on page 11.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by SciSparc. See “Where You Can Find More Information” beginning on page 240.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of SciSparc, AutoMax or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. SciSparc and AutoMax do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF SCISPARC SHAREHOLDERS

Date, Time and Place

The Special Meeting of SciSparc shareholders will be held on August 6, 2025, commencing at 3:00 p.m. local time, at the Company’s offices, at 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916 Israel. Any such change will be announced in a Report of Foreign Private Issuer on Form 6-K furnished to the SEC. SciSparc is sending this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the SciSparc board of directors for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus is first being furnished to shareholders of SciSparc on or about June 9, 2025.

Purposes of the Special Meeting

The purposes of the Special Meeting are:

1. To approve the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax;

2. To approve the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, effective upon the effective time of the Merger, and to authorize the execution and delivery of such Indemnification Agreement with all office holders of SciSparc to be in office immediately following the effective time of the Merger or thereafter elected or appointed to the board of directors of SciSparc;

3. Subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President contingent upon the approval and closing of the Merger; and

4. Subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

We know of no other matters to be submitted at the Special Meeting other than as specified herein. If any other business is properly brought before the Special Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Recommendation of the SciSparc Board of Directors

●	The SciSparc board of directors has determined and believes that the consummation of the Merger pursuant to the Merger Agreement and the issuance of SciSparc ordinary shares and pre-funded warrants at the effective time of the Merger, as contemplated by the Merger Agreement, is in the best interests of SciSparc and its shareholders and has approved such items. The SciSparc board of directors recommends that SciSparc shareholders vote “FOR” Proposal No. 1 to approve the consummation of the Merger, pursuant to the Merger Agreement.

●	The SciSparc board of directors has determined and believes that it is advisable to, and in the best interests of, SciSparc and its shareholders to approve and adopt the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, effective upon the effective time of the Merger, and to authorize the execution and delivery of such Indemnification Agreement with office holders of SciSparc to be in office immediately following the effective time of the Merger; The SciSparc board of office holders recommends that SciSparc shareholders vote “FOR” Proposal No. 2 to approve and adopt SciSparc’s Indemnification Agreement effective upon the effective time of the Merger.

●	The SciSparc board of directors has determined and believes that it is advisable to, and in the best interests of, SciSparc and its shareholders to approve, subject to and contingent upon the approval of Proposal No. 1, a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President; The SciSparc board of directors recommends that SciSparc shareholders vote “FOR” Proposal No. 3 to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President, contingent upon the approval and closing of the Merger.

●	The SciSparc board of directors has determined and believes that it is advisable to, and in the best interests of, SciSparc and its shareholders to approve, subject to and contingent upon the approval of Proposal No. 1, the election each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

Record Date and Voting Power

Only holders of record of SciSparc ordinary shares at the close of business on the record date, June 9, 2025, are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the record date, SciSparc ordinary shares were issued and outstanding. Each SciSparc ordinary share that you own entitles the holder thereof to one vote on each matter submitted for shareholder approval. See the section entitled “Principal Shareholders of SciSparc” in this proxy statement/prospectus for information regarding persons known to the management of SciSparc to be the beneficial owners of more than 5% of the outstanding SciSparc ordinary shares.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the board of directors of SciSparc for use at the Special Meeting.

If you are a shareholder of record of SciSparc as of the record date referred to above, you may vote in person at the Special Meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Special Meeting, SciSparc urges you to vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote in person if you have already voted by proxy. As a shareholder of record:

●	to vote in person, come to the Special Meeting and SciSparc will give you a ballot when you arrive.

●	To vote by internet, go to www.proxyvote.com.

●	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to SciSparc before the Special Meeting, SciSparc will vote your shares as you direct.

●	to vote by telephone, call the toll-free telephone number 1-800-690-6903.

If your SciSparc ordinary shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your SciSparc ordinary shares. If you do not give instructions to your broker, your broker can vote your SciSparc ordinary shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Proposals Nos. 1, 2, 3 and 4 are non-discretionary matters. As a result, banks, brokers and other nominees will not have discretion to vote on Proposals Nos. 1, 2, 3 and 4.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of SciSparc ordinary shares executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares at the effective time of the Merger to the shareholders of AutoMax, as contemplated by the Merger Agreement; “FOR” Proposal No. 2 to approve the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C; “FOR” Proposal No. 3, subject to and contingent upon the approval of Proposal No. 1, to approve a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President; and “FOR” Proposal No. 4, subject to and contingent upon the approval of Proposal No. 1, to elect each of Tomer Levy and Yaarah Alfi to serve on the SciSparc board of directors upon the effective time of the Merger and to ratify the class structure of the SciSparc board of directors.

SciSparc shareholders of record may change their vote at any time before their proxy is voted at the Special Meeting in one of three ways. First, a shareholder of record of SciSparc can send a written notice to the Chief Executive Officer of SciSparc stating that it would like to revoke its proxy. Second, a shareholder of record of SciSparc can submit new proxy instructions either on a new proxy card or via telephone or the Internet. Third, a shareholder of record of SciSparc can attend the Special Meeting and vote in person. Attendance alone will not revoke a proxy. If an owner of SciSparc ordinary shares in “street name” has instructed a broker to vote its SciSparc ordinary shares, the shareholder must follow directions received from its broker to change those instructions.

Required Vote

The presence of two shareholders who are present in person or by proxy, and who hold or represent at least fifteen percent (15%) of the voting rights in the Company, is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted towards a quorum. If half an hour has elapsed from the time set for the Special Meeting and a quorum is not present, the Special Meeting will be adjourned to the following day, at the same time and place, or to a different date, as shall be determined by the board of directors in a notice to the shareholders. If a quorum is not present at the adjourned Special Meeting, as stated above, a minimum of one shareholder, whether present in person or by proxy, shall be deemed as constituting a quorum.

Approval of Proposals Nos. 1 and 4, requires the affirmative vote of a simple majority of shareholders present (in person or by proxy) and voting (not including abstentions). The approval of each of Proposals Nos. 2 and 3 requires the affirmative vote of a simple majority of votes properly cast (not counting “abstentions” or “broker non-votes” as votes cast) plus either (i) a simple majority of shares voted at the Special Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voting against approval of the resolution does not exceed two percent of the outstanding voting power in SciSparc.

Votes will be counted by SciSparc, that will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will have no effect and will not be counted towards the vote total but will be used to determine whether a quorum is present at the Special Meeting.

Solicitation of Proxies

SciSparc will bear the cost of soliciting proxies. In addition to these proxy materials, SciSparc’s directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. SciSparc and AutoMax may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Other Matters

As of the date of this proxy statement/prospectus, the SciSparc board of directors does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Merger, including the Merger Agreement. Although SciSparc and AutoMax believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the form of Voting and AutoMax Shareholder Support Agreement attached as Annex B, and the Indemnification Agreement attached as Annex C and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

General

SciSparc and AutoMax, entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc.

Merger Consideration

At the effective time of the Merger, ordinary shares of SciSparc, as well as pre-funded warrants exercisable into ordinary shares of SciSparc will be issued to the AutoMax shareholders. The Exchange Ratio has been determined pursuant to a formula described in more detail in the Merger Agreement and elsewhere in this proxy statement/prospectus. Under the Exchange Ratio, immediately following the Merger, AutoMax’s shareholders (and its Advisor in connection with the Merger) are expected to own approximately 49.99% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital, on a fully-diluted basis, subject to certain exceptions.

Treatment of AutoMax Warrants, Options, Series B Bonds, and Series C Bonds

As a result of the Merger, each AutoMax warrant, option and certain convertible rights that had resulted from a prior AutoMax transaction (in each case, whether or not vested) that is outstanding and unexercised immediately prior to the effective time, shall be cancelled immediately prior to the effective time for no consideration.

According to the terms of AutoMax’s Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025, NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

On May 19, 2025, the Series C Bonds, were issued and began trading on the TASE. According to the terms of the Series C Bonds and the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Background of the Merger

The merging companies

SciSparc. SciSparc is a specialty clinical-stage pharmaceutical company. SciSparc’s focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, SciSparc is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. SciSparc also has a majority-owned subsidiary whose business focuses on the sale of hemp seeds oil-based products and others on Amazon Marketplace.

SciSparc was incorporated under the laws of the State of Israel on August 23, 2004. SciSparc’s ordinary shares are listed on the Nasdaq Capital Market under the symbol “SPRC”.

AutoMax. AutoMax is a company in the field of importing and marketing a variety of vehicles for personal use (including trade-in), this includes an array of vehicle sizes such as: small; family sized; crossover, sedans, SUVs, as well as luxury vehicles and buses.

Initially AutoMax, under its then corporate name Matomy Media Group Ltd., and its subsidiaries provided a variety of programmatic data-driven platforms, which focused on two main activities of domain monetization and mobile digital advertising. These services were mainly for U.S. and Europe based advertising agencies, app developers and domain owners.

In February 2018, AutoMax completed a public offering of series A convertible loans, in the aggregate amount of NIS 103 million (approximately $24.5 million). Beginning in the second half of 2017 through December 2019, AutoMax sold all its activities related to digital marketing. On January 8, 2020, following a unanimous approval of the bondholders, AutoMax repaid the full debt, approximately NIS 101 million (approximately $27.9 million).

On November 9, 2020, AutoMax entered into a share exchange agreement with Global AutoMax and the Advisor, or the Share Exchange Agreement. Upon the closing, on March 24, 2021, AutoMax issued to the shareholders of Global AutoMax 120,279,312 ordinary shares representing, upon issuance, approximately 52.53% of the issued and outstanding shares of AutoMax, with additional issuances subject to fulfilling certain milestones, as detailed in the Share Exchange Agreement. In exchange, Global AutoMax shareholders transferred all their shares to AutoMax. On March 28, 2023, following the successful completion of such milestones, AutoMax issued an additional 168,105,258 ordinary shares to its controlling shareholders, which constituted approximately 41% of its issued and outstanding share capital following the issuance. Following the closing of the Share Exchange Agreement, Global AutoMax became a wholly owned subsidiary of AutoMax. In addition, some of the key officers in Global AutoMax, who were appointed as officers in AutoMax, were issued options to purchase up to 11,851,420 ordinary shares of AutoMax (adjusted to reflect the 5 to 1 reverse share split), subject to the terms of the company employee share incentive plan. On March 23, 2025, the said options expired. As of the date of this proxy statement/prospectus, the controlling shareholders of AutoMax collectively hold approximately 69.45% of AutoMax's issued and outstanding share capital.

On June 19, 2022, AutoMax entered into a joint venture agreement, or the Agreement, with Dalhom Motors Ltd., or Dalhom, pursuant to which, AutoMax and Dalhom formed a jointly-owned subsidiary, Dalhom AutoMax, a special purpose company established for the purpose of importing and marketing of Temsa Skoda Sabanc&inodot; Ula&scedil;&inodot;m Araçlar&inodot; A.&Scedil; or Temsa, buses in Israel. In addition, prior to the closing, Dalhom AutoMax entered into a franchise agreement with Temsa for a period of three years, pursuant to which Dalhom AutoMax will serve as a direct importer of Temsa buses in Israel. Furthermore, Dalhom AutoMax entered into a service and warranty agreement for a term of three years, pursuant to which it will provide maintenance and warranty services for Temsa buses, as agreed upon in the agreement.

In November 2024, AutoMax Direct Import finalized entering into agreements with JAC, a manufacturer of private and commercial vehicles, for the direct import, distribution and service of vehicles and spare parts manufactured by JAC in Israel, or the JAC Agreements. On December 27, 2024, AutoMax Direct Import received its first shipment of vehicles manufactured by JAC, following regulatory approvals for direct importation. According to the JAC Agreements, AutoMax Direct Import serves as a direct importer of JAC brand in Israel, and the JAC will provide AutoMax Direct Import with vehicles and spare parts for the vehicles for marketing and sale in Israel, in accordance with annual business plans as agreed between the parties. The JAC Agreement includes, among others, customary provisions regarding warranty for the vehicles by JAC, the supply of spare parts, the duty to notify about malfunctions (recalls) and compliance with other requirements required by law.

AutoMax Direct Import will adapt its existing showrooms for the purpose of selling JAC vehicles in the standards agreed in the agreement. The JAC Agreements are for a period of three years, subject to AutoMax Direct Import’s compliance with sales and service network expansion goals determined in the agreements, and will enter into force only when the appropriate European regulatory approvals are received for JAC vehicles. In addition, JAC is entitled to terminate the agreement upon the occurrence of certain events provided in the JAC Agreements, as is customary in such agreements, such as: (a) if AutoMax Direct Import substantially violates its obligations under the JAC Agreements or encounters special circumstances that give justifiable reasons for early termination (including AutoMax Direct Import’s failure to meet its sales goals, service network expansion goals or market share goals); (b) in the event of change of control in AutoMax Direct Import; and (c) in the event of bankruptcy, moratorium, receivership, liquidation, or any other similar circumstances.

On May 8, 2025, AutoMax received the preliminary approval of JAC to franchise trucks and heavy vehicles manufactured by JAC, by a joint company owned by AutoMax and Automotive Equipment. On May 8, 2025 AutoMax and Automotive Equipment entered into the Automotive Equipment Founders’ Agreement. For further details on the Automotive Equipment Founders’ Agreement, please see page 74.

On March 13, 2023, Dalhom AutoMax entered into a direct import agreement with Al Damani New Motor Vehicles Trading LLC, a United Arab Emirates manufacturer, to import, distribute, sale and market fully electric Al Damani vehicles in Israel. Dalhom AutoMax’s obligations under such direct importer agreement are conditional on receiving the required regulatory approvals from the Ministry of Transportation for the import of vehicles manufacturer by Al Damani to Israel, which have not yet been granted as of the date of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, AutoMax engages in importing and marketing of vehicles in Israel (including trade-in). Within this segment, the AutoMax engages in direct and parallel import of private vehicles and their marketing in Israel, and through joint ventures, in the direct import buses to Israel of buses manufactured by Temsa, as well as in the purchase and sale of used vehicles (trade-in). AutoMax holds direct and parallel importer licenses from the Ministry of Transportation, as defined in the Vehicle Services Licensing Law, for 37 vehicle brands of various models. As of the date of this proxy statement/prospectus, AutoMax operates through nine sales branches located in Haifa, Afula, Netanya, Ra'anana, Rishon LeZion, Ashdod, Jerusalem, Beer Sheva (which reopened) and Hedera. It additionally operates a storage system and a system for preparing vehicles for sale. AutoMax has an international network of suppliers and manufacturers, located in Europe and North America and China, that supply it with vehicles of different brands and models, tailored to order. AutoMax further has an import system that consists of procurement, transportation and handling the procedure for releasing vehicles from customs, as well as vehicle storage facilities in Israel.

AutoMax is authorized by the Ministry of Transportation, to perform licensing inspections for the purpose of the initial registration of vehicles imported by it. Additionally, AutoMax has been authorized by the Ministry of Transportation to import spare parts and to carry out various forms of installations that involve changing the vehicle structure (such as installing towing hooks).

AutoMax was formed under the laws of the state of Israel in February 2006, as a private company, under the name Cubeeffect Ltd. In November 2009, Cubeeffect Ltd. changed its name to Adsmarket G.M. Ltd, and in July 2011 changed to Matomy Media Group Ltd. On April 18, 2021, the company changed its name to AutoMax Motors Ltd. AutoMax’s ordinary shares were initially listed on the London Stock Exchange in July 2014 and in February 2016 on the TASE. From November 2020 onwards, AutoMax ordinary shares have been traded solely on TASE.

SciSparc’s Historical Background of the Merger

The board of directors and senior management of SciSparc regularly review SciSparc’s operations, financial performance and industry conditions as they may affect SciSparc’s strategic goals and plans, both near and long term, and consider and evaluate options for enhancing shareholder value as an independent company (including reviewing options for raising funds) and alternatives for business combination transactions to enhance shareholder value. As such, on June 9, 2022, following SciSparc’s board of directors meeting on May 25, 2022, SciSparc first announced that its board of directors resolved to initiate a process to review potential strategic transactions with the goal of maximizing shareholder value.

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the SciSparc board of directors, its committees, its representatives or other parties.

On September 14, 2022, as part of its efforts to expand and increase its potential market, SciSparc entered into the Wellution Acquisition Agreement with M.R.M., and the other parties named therein, to acquire from M.R.M. its rights to purchase, the Wellution™ brand, or the Brand. In connection therewith, SciSparc incorporated a new wholly owned subsidiary, SciSparc Nutraceuticals, to hold the new assets of the Brand. The Brand sells hemp-based products, on Amazon Marketplace. In accordance with the closing of the Wellution Acquisition Agreement for the Brand which took place on September 30, 2022, SciSparc paid $4.59 million for the Brand and issued to M.R.M. $15 million worth of warrants to purchase up to an aggregate amount of 82,418 of SciSparc’s ordinary shares, or the M.R.M. Warrants. On March 26, 2024, M.R.M. agreed with us to waive all its rights under the M.R.M. Warrants and have the M.R.M. warrants cancelled for no consideration.

On January 23, 2023, SciSparc’s board of directors held a meeting in which they discussed the possibility of a corporate restructuring plan, or the Restructuring Initiative, which would include the following steps: (i) the sale of approximately 50% of the shares held by SciSparc in SciSparc Nutraceuticals, its then wholly owned subsidiary, to Jeffs’ Brands Ltd., or Jeffs’ Brands, as part of a secondary sale; (ii) the transfer of the pharmaceutical activities and remaining stake in SciSparc Nutraceuticals, to a new wholly-owned subsidiary, which would potentially merge with a NewCo or a Canadian-traded shell company; and (iii) the usage of the proceeds from the potential secondary sale to Jeffs’ Brands and the proceeds from future capital raises for an investment in purchasing a controlling interest in a profitable target company.

On January 25, 2023, SciSparc announced that its board of directors resolved to pursue the Restructuring Plan, the second step of the Restructuring Initiative, which involves transferring its pharmaceutical activities to a NewCo. SciSparc also announced that it intends to explore other potential new opportunities, activities and investments in a variety of sectors. Other than the Merger and the entry into the Spin-off LOI and the amendments thereof, SciSparc has thus far not initiated further steps relating to the Restructuring Plan.

On February 23, 2023, SciSparc entered into a stock purchase agreement, as amended on March 22, 2023, with Jeffs’ Brands Holdings Inc., a wholly owned subsidiary of Jeffs’ Brands, and Jeffs’ Brands, pursuant to which Jeffs’ Brands Holdings Inc. acquired from SciSparc 57 shares of common stock of SciSparc Nutraceuticals Inc., which owns WellutionTM, subject to the holdback by SciSparc of 11 shares, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc Nutraceuticals Inc., for approximately $3.0 million in cash, of which approximately $2.5 million was paid at the closing. Following the closing of the Wellution Sale Agreement on March 28, 2023, SciSparc completed the first step of the Restructuring Initiative.

As part of the third step of the Restructuring Initiative, on February 23, 2023, SciSparc’s board of directors held a meeting in which Mr. Yaki Baranes, a business analyst, presented a market overview on the motor vehicle market in Israel, including market trends on private vehicles and public transportation segments, and market status of electric vehicles. The market overview data was taken from various market research reports publicly available. At the meeting, Mr. Baranes also presented a company overview of AutoMax (and solely AutoMax) as a vehicle importer in Israel, which was solely based on available public information, and information received from AutoMax. The company overview included AutoMax’s strategy in various sectors, including parallel import of personal-use vehicles, buses, and electric vehicles as published by AutoMax. The market overview also included AutoMax’s competition in Israel, which includes direct and parallel vehicle importers. SciSparc’s board of directors had the opportunity to ask Mr. Baranes questions regarding the data presented on the automative industry and about AutoMax. The market and company overview presentation was intended to inform SciSparc’s board of directors on the presented subjects, and did not include any recommendations.

On May 30, 2023, SciSparc announced that, as part of its Restructuring Initiative, it had appointed Mr. Baranes to be its VP Strategy and Business Development, with a view to structuring business strategies and facilitating the identifying of new business opportunities. Mr. Baranes previously provided services to AutoMax, which included market overviews of companies AutoMax was interested in collaborating with and the preparation of investor presentations. Other than Mr. Baranes and Mr. Weiss both serving as members of the board of Charging Robotics Inc. and Mr. Baranes providing a market overview services to certain other companies Mr. Amitay Weiss serves as a director of, there is no other connection between Mr. Baranes and Mr. Weiss. AutoMax was first introduced to SciSparc by AutoMax’s Advisor after the board of directors announced its Restructuring Initiative.

On June 22, 2023, SciSparc’s board of directors held a meeting in which it approved an investment in the aggregate amount of NIS 4 million (approximately $1.1 million) in AutoMax. Mr. Weiss recused himself from the decision and did not participate in the discussion or voting on the matter, due to his personal interest by virtue of serving as the Chairman of the board of directors of both SciSparc and AutoMax. The board of directors’ approval of the investment was following the recommendation of the audit committee, according to the Companies Law, due to Mr. Weiss’ personal interest in the matter. The audit committee convened on June 22, 2023, prior to the meeting of the board of directors. At its meeting, at which AutoMax’s Advisor participated by invitation, the audit committee was presented with the terms and conditions of the investment in AutoMax. The audit committee considered and reviewed the terms and conditions of the investment and believed that it would be a good investment opportunity for SciSparc and a way to commence relations with AutoMax gradually. Accordingly, the audit committee resolved that the investment in AutoMax of NIS 4 million is not deemed to be an “Extraordinary Transaction” under the Companies Law and that it is the best interest of the SciSparc to enter into the transaction, thus recommending that the board of directors approve. SciSparc entered into a joinder to an investment agreement with AutoMax on June 25, 2023, for an amount of NIS 2.5 million (approximately $692,000).

Between the months of June and November 2023, Tomer Levy, VP Business Development and Headquarters of AutoMax, met with Oz Adler, Chief Executive Officer and Chief Financial Officer of SciSparc to negotiate and discuss a potential transaction structure.

On August 30, 2023, Mr. Adler shared with Mr. Levy an initial draft letter of intent. The draft set forth the structure of the proposed transaction, which included a reverse triangular merger between a newly incorporated subsidiary of SciSparc and AutoMax, with AutoMax as the surviving company and a wholly owned subsidiary of SciSparc. As a result of this proposed merger, the outstanding share capital of AutoMax would be converted into the right to receive SciSparc ordinary shares, subject to a 9.99% ownership blocker (in which case, pre-funded warrants would be issued in lieu), according to an exchange ratio to be determined in the definitive agreements. The ownership percentage of the pre-merger AutoMax shareholders’ and SciSparc shareholders’ holdings in SciSparc post-merger were not determined in this draft. The draft further set forth that the board of directors of SciSparc post-merger would consist of the current composition of SciSparc’s board of directors in addition to two members designated by AutoMax. In addition to the proposed merger, the draft letter of intent also discussed the potential spin off of SciSparc’s pharmaceutical assets to a separate legal entity.

On September 27, 2023, SciSparc’s board of directors held a discussion with respect to the merger opportunity with AutoMax and was presented with the updated draft letter of intent, which was received from AutoMax. This draft provided for, in addition to the previous draft, the transfer of a to be determined amount to AutoMax upon the closing of the proposed merger and for the composition of the board of directors of SciSparc post-merger to be agreed later in the definitive agreements. Prior to the board’s discussion and review of the letter of intent and proposed transaction, they were informed of Mr. Weiss’ personal interest in the matter, due to his service as the chairman of the board of directors of both SciSparc and AutoMax.

SciSparc and AutoMax continued to negotiate the terms of the proposed transaction and on October 20, 2023, SciSparc’s counsel provided AutoMax’s counsel with a revised draft letter of intent. The revised letter of intent provided that following the closing of the proposed merger and the contemplated closing of a concurrent financing round, AutoMax’s pre-merger shareholders will hold approximately 80% of SciSparc’s share capital. The revised letter of intent also included a milestone payment to AutoMax’s pre-merger shareholders of an additional 7% of SciSparc’s share capital as of immediately following the proposed merger, in the event that AutoMax secures a direct import license pursuant to which it sells at least 100 vehicles prior to a certain end date to be determined. This draft of letter of intent determined the amount of cash for SciSparc to transfer to AutoMax at the closing, to be $3 million.

The parties continued to negotiate the offer terms with regards to the milestone payment, with AutoMax requesting that the milestone payment be in the form of pre-funded warrants to be issued upon the closing and exercisable in the event of the achievement of the milestone within 36 months from the closing date.

On October 25, 2023, SciSparc’s counsel shared an updated draft of the letter of intent, with the end date for the achievement of the milestone to be 36 months from the closing date, to be paid in the form of ordinary shares upon such event. The parties continued to share drafts of the letter of intent, including negotiations regarding certain non-material terms of the proposed merger, including certain tax implications and the treatment of existing options and warrants.

On October 31, 2023, the SciSparc board of directors held a meeting to discuss the latest terms of the letter of intent. All of the then serving members of the SciSparc board of directors were present at this meeting. The board of directors discussed the interests of SciSparc and its shareholders in the proposed merger. The board of directors believed that the proposed merger would create the most value for SciSparc’s shareholders, enable SciSparc to expand its activity in non-pharmaceutical spaces, and provide cash-flow positive operations to SciSparc in order to, among other things, fund SciSparc’s pharmaceutical operations, and that SciSparc’s current cash position was sufficient to execute the proposed merger. Therefore, the board of directors approved the execution of the letter of intent. The approval of the board of directors followed the approval and recommendation of the audit committee, in accordance with the Companies Law, due to the personal interest of Mr. Weiss. Mr. Weiss did not participate in the discussion or voting on the matter at the meetings of the audit committee and the board of directors.

The terms of the letter of intent presented to the board of directors included: (i) a reverse triangular merger between a newly incorporated subsidiary of SciSparc and AutoMax, with AutoMax as the surviving company and a wholly owned subsidiary of SciSparc; (ii) the conversion of the outstanding share capital of AutoMax into the right to receive SciSparc ordinary shares (subject to a 9.99% ownership blocker) (iii) the equity split of SciSparc post-merger to be 80% for AutoMax’s current shareholders and 20% for SciSparc’s current shareholders; (iv) a milestone payment to AutoMax’s pre-merger shareholders of an additional 7% of SciSparc’s share capital as of immediately following the proposed merger in the event that AutoMax secures a direct import license pursuant to which it sells at least 100 vehicles within 36 months from the closing; (v) a cash transfer of $3 million by SciSparc to AutoMax at the closing of the merger; (vi) a contemplated closing of a concurrent financing with the merger (which terms were not discussed in the letter of intent); (vii) a contemplated transfer of SciSparc’s pharmaceutical activities, to a separate legal entity with the possible distribution of the legal entity’s shares as a dividend in kind to SciSparc’s shareholders; and (viii) that the board of directors of the combined company post-merger would be determined in the definitive agreements.

On November 10, 2023, SciSparc’s legal counsel distributed an initial draft of the Merger Agreement to AutoMax and its counsel.

On November 21, 2023, SciSparc signed the non-binding letter of intent with AutoMax, substantially as presented to the board of directors on October 31, 2023 and issued a press release on a no-name basis announcing the event.

On December 7, 2023, following comments received from AutoMax’s legal counsel and negotiations between Mr. Oz Adler and Mr. Tomer Levy, SciSparc’s legal counsel distributed a revised draft of the Merger Agreement to AutoMax’s legal counsel. This draft, among other things, deleted references to a separate capital raise by SciSparc concurrent with the closing of the Merger and deleted references to a transfer of SciSparc’s pharmaceutical activities to a separate legal entity. The draft also removed the provisions relating to milestone payments and changed the formula of the Exchange Ratio to such ratio that would result in AutoMax’s shareholders (other than SciSparc, who currently holds shares in AutoMax) and its Advisor to own approximately 49.99% of SciSparc’s share capital as of immediately following the Merger. On December 7, 2023, SciSparc issued a press release announcing these updated negotiated terms of the Merger.

On December 28, 2023, SciSparc’s board and audit committee held discussions in relation to the AutoMax Merger and a potential financing by SciSparc to AutoMax. At the meeting of the audit committee, which was held prior to the meeting of the board of directors, the committee discussed the approval of the Bridge Loan with AutoMax. Mr. Weiss, who participated at the meeting by invitation, recused himself from the discussions and voting on the matter. Mr. Adler explained that the amounts provided by SciSparc under the Bridge Loan would be set-off against the financing amount the Company is to provide AutoMax pursuant to the terms of the Merger Agreement, upon the closing of the Merger. The audit committee considered the reasons for assuming the Bridge Loan and believed that the Bridge Loan would provide working capital to AutoMax to continue its business and increase its share value, hence increasing the value to SciSparc shareholders from the Merger.

On January 16, 2024, SciSparc’s audit committee and board of directors convened to discuss the negotiated terms of the Bridge Loan. Due to the personal interest of Mr. Weiss in the matter, and according to the Companies Law, the audit committee examined the transaction contemplated under the Bridge Loan and determined to classify the transaction as “Extraordinary Transaction” under the Companies Law. Accordingly, the audit committee determined that it is in the best interest of SciSparc to assume the Bridge Loan, and thereafter approved and recommended to the board of directors to approve the assumption and performance by SciSparc of the Bridge Loan. SciSparc’s board of directors convened subsequently thereafter to discuss the matter and approved the Bridge Loan following the recommendation of the audit committee. Mr. Weiss recused himself from the discussion and voting on this matter.

On January 19, 2024, SciSparc entered into the Bridge Loan with AutoMax in the aggregate amount of $1.4 million, with an interest rate of 7% per annum (or 9% per annum if the Acquisition, as defined in the Bridge Loan, is not consummated prior to the repayment date), compounded annually. The Bridge Loan was amended on June 9, 2024, in which SciSparc made available to AutoMax an additional loan in the amount of $1.0 million under similar terms. The Second Amendment was entered into on September 5, 2024, in which SciSparc extended an additional loan in the amount of $1.85 million to AutoMax under similar terms as those of the Bridge Loan. The amendments to the Bridge Loan were duly approved on June 9, 2024 and on September 4, 2024, by the audit committee and board of directors of SciSparc, respectively. Mr. Weiss did not participate in the voting or discussions on the matter. In the month of September 2024, SciSparc provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, SciSparc will be due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, from the period starting December 1, 2024 and ending on the effective date of the Merger. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc. On May 8, 2025, SciSparc entered into the Third Amendment, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Loan Amount will also be subordinated to AutoMax’s Series C Bonds, issued and traded on the TASE.

Between December 7, 2023 and March 26, 2024, SciSparc’s legal counsel and AutoMax’s legal counsel continued to exchange drafts of the Merger Agreement. In the exchanged drafts, the parties discussed, among other issues, the following: (i) the procedure for the tax withholding ruling; (ii) whether the issuance of pre-funded warrants would be required (due to the question if any AutoMax shareholder will hold more than 9.99% of SciSparc’s share capital immediately following the Merger); (iii) the procedure of the distribution of SciSparc ordinary shares to AutoMax shareholders; (iv) the scope of the representations to be provided by each company; (v) the composition of the board of directors of the combined company; and (vi) the amount of cash to be transferred by SciSparc to AutoMax at the closing of the Merger (which would be $4,250,000, less any amount due by the Company due to the Parent Company under the Bridge Loan).

On March 28, 2024, and March 31, 2024, during SciSparc’s audit committee and board of directors meetings, AutoMax’s VP Business Development and Headquarters, presented AutoMax’s business and operations.

On March 31, 2024, SciSparc’s board of directors held a meeting in which the Company’s legal counsel, a representative of E.D.B., and representatives of the management, were present. At the meeting, SciSparc’s counsel presented a detailed summary of the key provisions of the transaction documents and reviewed the fiduciary duties of directors in connection with the proposed transaction. At this meeting, a representative of E.D.B. discussed their valuation report of AutoMax, and then delivered to SciSparc’s board of directors its valuation report. The SciSparc board of directors engaged E.D.B. to provide the valuation report in order to ascertain the value of AutoMax and in order to evaluate the financial feasibility of the transaction. The valuation report, and the value ascribed to AutoMax by E.D.B. revealed that the terms of the transaction contemplated under the Merger Agreement were favorable to SciSparc at the time of the March 31, 2024 meeting, based on the per-share consideration if the Merger was consummated on such date. If the Merger had been consummated at the time of presentation of the E.D.B valuation report, then SciSparc would have paid approximately $4.37 million in SciSparc ordinary shares, for a company valued $44.8 million, based on the Exchange Ratio, with 2,468,876 SciSparc shares outstanding, 103,691,969 (excluding dormant shares) AutoMax shares outstanding, and SciSparc’s share price of $1.77, as of March 31, 2024. The valuation report was primarily used as a data point, as part of the legal, financial and business due diligence, to evaluate whether the Merger was favorable to SciSparc’s shareholders. After such discussion, the board of directors unanimously determined that it was advisable and fair to, and in the best interests of SciSparc and SciSparc’s shareholders, for SciSparc to enter into the Merger Agreement, and, accordingly, the board of directors approved the Merger Agreement and the transactions contemplated thereby. The approval of the board of directors followed the approval and recommendation of the audit committee, in accordance with the Companies Law, due to the personal interest of Mr. Weiss. Mr. Weiss did not participate in the discussion or voting on the matter at the meetings of the audit committee and the board of directors.

AutoMax’s historical background for the Merger

Over the course of 2023, AutoMax’s management assessed several potential funding and transactional opportunities.

AutoMax and SciSparc signed a confidential disclosure agreement in November 2023, and various representatives of each party’s management, financial, legal and scientific teams were given access to the other party’s data room in the following days.

On August 30, 2023, SciSparc sent AutoMax a draft of a non-binding letter of intent. AutoMax provided detailed, written comments to the draft on September 13, 2023, and several weeks of negotiations ensued.

On September 19 and October 23, 2023, the AutoMax’s board convened, and AutoMax’s VP Business Development and Headquarters provided an overview of the letter of intent as sent to SciSparc and as negotiated with SciSparc. The AutoMax board considered the proposed terms, and a consensus emerged among the board members in favor of the proposed non-binding letter of intent with SciSparc. Consequently, the board resolved to approve the letter of intent.

Both SciSparc and AutoMax executed the non-binding letter of intent on November 21, 2023. On November 10, 2023, SciSparc provided an initial draft of the Merger Agreement to AutoMax.

In parallel to the negotiation of the merger agreement, each of the parties conducted financial and legal due diligence. Moreover, throughout December 2023 to April 2024, each of SciSparc’s and AutoMax’s management and other employees, as well as external advisors, conducted due diligence on the other party through access to confidential data rooms, phone calls, review of legal, financial and other diligence materials, diligence inquiries and follow-ups and assessments of the competitive landscape.

On March 31, 2024, AutoMax’s board held a meeting in which the company’s legal counsel, Lipa Meir & Co., Advocated, or Lipa Meir, was present. At the meeting, Tomer Levy, AutoMax’s VP Business Development and Headquarters and director, and Lipa Meir presented a detailed summary of the key provisions of the transaction documents and reviewed the fiduciary duties of directors in connection with the transaction.

SciSparc and AutoMax conducted final negotiations on remaining outstanding issues over the course of March and early April, 2024, including the disclosure schedule, the AutoMax Shareholder Support Agreement and other ancillary agreements to which shareholders are a party, and the various agreements were substantially finalized.

On April 4, 2024, AutoMax’s audit committee and board of directors held meetings in which the company’s legal counsel was present. At the meeting, Tomer Levy, AutoMax’s VP Business Development and Headquarters and director, and Lipa Meir, presented a detailed summary of the key provisions of the transaction documents, and Ziv Haft Certified Public Accountants, an Israeli partnership, is a member of BDO International Limited, or BDO Consulting, AutoMax’s financial advisors presented a financial analysis of SciSparc. After a comprehensive discussion, AutoMax’s audit committee and board of directors unanimously resolved entering into the Merger Agreement, and authorized and empowered Yaarah Alfi, AutoMax’s Chief Financial Officer, and Tomer Levy, VP Business Development and Headquarters and director, to execute and deliver all transaction documents of behalf of AutoMax. The Merger Agreement was subsequently executed on April 10, 2024.

SciSparc’s reasons for the Merger

The SciSparc board of directors considered the following factors, among others, in reaching its conclusion to approve and adopt the Merger Agreement, the Merger, the issuance of SciSparc ordinary shares in the Merger and the other transactions contemplated thereby and to recommend that the SciSparc shareholders approve the Merger Agreement, the Merger, the issuance of SciSparc ordinary shares in the Merger and the other transactions contemplated by the Merger Agreement:

●	As part of its reorganization strategy, the SciSparc board of directors and its advisors and valuator have undertaken a process of reviewing and analyzing potential Merger transaction candidates to identify the opportunity that would, in the SciSparc board of directors’ opinion, create the most value for SciSparc’s shareholders, enable SciSparc to expand its activity in non-pharma spaces, and provide cash-flow positive operations to SciSparc in order to, among other things, fund SciSparc’s pharma operations. SciSparc believes that expanding its activities outside of the pharmaceutical world will provide maximum shareholder value. Following the Merger, SciSparc will continue to search for ways to maximize shareholder value, both within and outside of the pharmaceutical sector. SciSparc may opt to sell certain pharmaceutical assets, or participate in a spin-off, which may include its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals Inc.

●	The SciSparc board of directors believes that, as a result of arm’s length negotiations with AutoMax, SciSparc and its representatives negotiated the most favorable exchange ratio for SciSparc that AutoMax was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to SciSparc in the aggregate to which AutoMax was willing to agree.

●	The SciSparc board of directors believes, after a thorough review of strategic alternatives and discussions with SciSparc’s senior management, financial advisor and legal counsel, that the Merger is more favorable to the shareholders of SciSparc than the potential value that might have resulted from other strategic options that may have been available to SciSparc, including remaining a standalone public company.

●	The SciSparc board of directors believes, based in part on its financial, legal and commercial diligence and analysis of AutoMax’s operations, the potential market opportunity for its importation and leasing services, which was conducted over several weeks by SciSparc’s management and external consultants, and reviewed with the SciSparc board of directors, that AutoMax’s operations represent a sizeable potential market opportunity, and may thereby create value for the shareholders of the combined company and an opportunity for SciSparc’s shareholders to participate in the potential growth of the combined company. Following the Merger, each entity will continue its respective operations, with SciSparc as the parent company and AutoMax a wholly owned subsidiary.

●	The SciSparc board of directors’ consideration of the fact that while in the short term its market capitalization had responded favorably to positive announcements, SciSparc was not able to maintain this positive market capitalization in the long term.

●	The SciSparc board of directors concluded that the Merger would provide the existing SciSparc shareholders a significant opportunity to participate in the potential growth of the combined company following the Merger given the potential ability of AutoMax to monetize its operations and contemplated strategies more quickly.

●	The SciSparc board of directors also considered that the combined company will be led by an experienced senior management team, including Daniel Levy, AutoMax’s chief executive officer and Tomer Levy, VP Business Development and Headquarters of AutoMax, both of whom will remain in their respective current positions.

●

The SciSparc board of directors considered the valuation report prepared by an independent valuator whose valuation report was delivered to the SciSparc board of directors (in its capacity as such) by a representative of E.D.B. on March 31, 2024, and based on AutoMax’s management’s estimates and assumptions as provided to E.D.B., as more fully described below in the section entitled “—Valuation Report of E.D.B. Consulting and Investments Ltd.”

The SciSparc board of directors also reviewed the recent financial condition, results of operations and financial condition of SciSparc, including:

●	the risks associated with continuing to operate SciSparc on a stand-alone basis, including liquidity needs and cash-burn relating to, among other things, funding SciSparc’s contemplated clinical trials;

●	the consequences of current market conditions, what SciSparc believes is a low valuation of its share price, compared to its deemed peer group, continuing net operating losses, and the likelihood that the resulting circumstances for SciSparc, on a stand-alone basis, would not change for the benefit of the SciSparc shareholders in the foreseeable future;

●	SciSparc’s management’s belief that it would be difficult to obtain sufficient equity or debt financing on acceptable terms, if at all;

●	the results of substantial efforts made over a significant period of time by SciSparc’s senior management and financial advisor to solicit strategic alternatives for SciSparc to the Merger;

●	the projected liquidation value of SciSparc and the risks, costs and timing associated with liquidating compared to the value SciSparc shareholders will receive in the Merger; and

●	SciSparc’s board of directors believes that the combined entity will have a more favorable positioning and positive listing on The Nasdaq Capital Market than SciSparc as a standalone company.

The SciSparc board of directors also reviewed the terms of the Merger and associated transactions, including:

●	the Exchange Ratio, which establishes the ratio of SciSparc ordinary shares and pre-funded warrants to be issued to AutoMax shareholders in the Merger, and sets forth, the relative percentage ownership of SciSparc shareholders and AutoMax shareholders immediately following the completion of the Merger is similarly fixed;

●	the limited number and nature of the conditions to AutoMax’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

●	the respective rights of, and limitations on, SciSparc and AutoMax under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should SciSparc or AutoMax receive a superior offer;

●	the AutoMax Shareholder Support Agreement, pursuant to which officers, directors and certain shareholders of AutoMax agreed, solely in their capacity as shareholders, to vote shares of their AutoMax capital stock covering approximately 55.65% of the outstanding shares of AutoMax in favor of adoption of the Merger Agreement;

●	the fact that AutoMax would file a request for court approval for the Merger under sections 250 and 351 of the Companies Law; and

●	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the SciSparc board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

●	the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;

●	the possible volatility, at least in the short term, of the trading price of the SciSparc ordinary shares resulting from the Merger announcement;

●	the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of SciSparc;

●	the risk to SciSparc’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of SciSparc’s cash and its likely inability to raise additional capital through the public or private sale of equity securities, in addition to the possibility that SciSparc would become a creditor of AutoMax due to the bridge loan;

●	the strategic direction of the continuing company following the completion of the Merger, which will be determined by a board of directors, which may be materially influenced by members designated by AutoMax;

●	the failure to successfully manage the separate business and operations of each of AutoMax and SciSparc could disrupt SciSparc’s current business activities, including the risk of entering markets in which SciSparc has no prior experience. Even if the Merger is successfully completed, SciSparc cannot assure that it will be able to run the operations of AutoMax without encountering difficulty regarding different business strategies, corporate cultures and business sectors;

●

the possibility of SciSparc requiring a substantial additional funding following the consummation of the Merger to fund the continuing company, which may not be available on acceptable terms, or at all, and the risks associated with failure to obtain necessary capital;

●	Mr. Weiss’ dual role as both the Chairman of SciSparc’s board of directors, and as the chairman of AutoMax’s board of directors, and whether his interests in the Merger may differ from, or extend beyond, the interests of SciSparc’s shareholders generally. The audit committee and the board of directors of SciSparc were aware of this potential conflict of interest and considered it, among other matters, in reaching its decision to approve the Merger Agreement and the Merger; and

●	various other risks associated with the combined company and the Merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information and factors considered by the SciSparc board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by SciSparc board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the SciSparc board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of SciSparc’s board may have given different weight to different factors. SciSparc’s board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the SciSparc management team and the legal and financial advisors of SciSparc, and considered the factors overall to be favorable to, and to support, its determination.

AutoMax’s reasons for the Merger

In approving and authorizing AutoMax’s entry into the Merger Agreement and consummation of the Merger, AutoMax’s board of directors considered a number of factors and alternatives. In reaching its decision, AutoMax’s board of directors consulted with AutoMax’s management with respect to strategic and operational matters and with AutoMax’s legal counsel with respect to the Merger Agreement and the transactions contemplated thereby.

Among the factors considered by the AutoMax board of directors in its decision to approve the Merger Agreement were the following potential benefits of the Merger:

●	AutoMax was evaluating manners in which it could improve its financial situation and considered multiple avenues including strengthening its equity through capital raising, examining debt raising, and more;

●

as part of the Merger Agreement, SciSparc will invest in AutoMax a total of $4.25 million, of which an aggregate amount of $4.25 million was already advanced to AutoMax as a loan. The agreement as amended on June 9, 2024, and on September 5, 2024, states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the Acquisition is not consummated prior to the repayment date), compounded annually. This loan was made as an advancement of the Closing Financing agreed upon in the Merger Agreement, to enable AutoMax to have sufficient cashflow to further develop its operations;

●	the investment will improve AutoMax’s financial situation and help it continue the process of changing the variety of vehicles its imports and sells in Israel, which could improve its profitability;

●	consideration for the Merger, which was determined in the negotiations between the parties, was examined by AutoMax’s audit committee and board of directors. In the opinion of the members of the audit committee and the board of directors, it is fair, reasonable, in accordance with market conditions, and represents a fair price for AutoMax’s shareholders for their shares after considering, among other things, their familiarity with AutoMax’s business, financial situation, market situation, the feasibility and chances of completing the merger and the timetables. SciSparc’s position, based on a financial analysis of SciSparc’s financial condition was conducted by an external consultant and presented to the audit committee and the board of directors, as well as the findings of a due diligence carried out by Lipa Meir and BDO Consulting, AutoMax’s external legal advisors, all of which was considered by AutoMax’s audit committee and board of directors;

●	the average daily trading volume in SciSparc stock is greater than the average daily trading volume of AutoMax’s shares; therefore the combined entity would have a higher trading volume;

●	considering the financial situation of AutoMax and SciSparc, as well as their obligations pursuant to the merger agreement, AutoMax has no reasonable concern that it would not be able to reimburse the Bridge Loan when it becomes due;

●	the consideration received in SciSparc shares, pursuant to the Merger Agreement, will enable AutoMax’s shareholders to participate in a potential increase in the value of SciSparc’s securities as a result of, among other things, the potential long-term growth opportunities, or a sale or spin-off of SciSparc’s existing activities; and

●	the fact that the Merger will result in AutoMax Shareholders, in exchange for their AutoMax shares, receiving shares in SciSparc, a U.S. publicly traded company, which would provide AutoMax’s shareholders with the opportunity to obtain liquidity for their shares in relation to the liquidity for their shares when trading on the TASE.

The members of the AutoMax board of directors also identified and considered the following material uncertainties and risks:

●	the risk that the potential benefits of the Merger might not be realized;

●	the risk of diverting AutoMax’s management’s attention from other strategic priorities to be implemented post-closing due to administrative matters related to managing any unexpected SciSparc liabilities that may arise;

●	the risk that the Merger may not be consummated, and that a more limited range of alternative strategic transactions would be available to AutoMax in that event;

●	the substantial expenses to be incurred in connection with the Merger and the related administrative challenges associated with combining the companies; and

●	Mr. Amitay Weiss’ dual role as both the chairman of AutoMax’s board of directors, and as the Chairman of SciSparc’s board of directors, and the required approvals under the Companies Law for the approval of the Merger Agreement. The audit committee and the board of directors of AutoMax were aware of this potential conflict of interest and considered it, among other matters, in reaching its decision to approve the Merger Agreement and the Merger.

The AutoMax board of directors weighed the benefits and opportunities that arise from the potential transaction against the negative factors described above and concluded that the potential benefits significantly outweighed the potential risks of completing the merger.

After taking into account these and other factors, the AutoMax board of directors approved entry into the Merger Agreement and authorized consummation of the transactions contemplated thereby, including the Merger.

Valuation Report of E.D.B. Consulting and Investments Ltd.

On March 4, 2024, SciSparc engaged an independent valuator to render a written valuation report, or the valuation report, to the board of directors as to the valuation, from a financial point of view, of AutoMax. SciSparc selected E.D.B. because E.D.B. is an experienced independent valuator, with prior knowledge of AutoMax. In exchange for the services provided, SciSparc paid E.D.B. an amount of NIS 46,800 including VAT (approximately $12,935) as a flat rate fee, which was not contingent on the signing or closing of the Merger Agreement and the Merger, respectively. E.D.B. has not rendered any other services to SciSparc, prior to March 4, 2024. E.D.B. was not paid by AutoMax for providing its valuation report nor was it engaged by AutoMax in the past to provide services. E.D.B. was retained by Matomy Media Group Ltd. in the past to provide valuation services on AutoMax, in connection with the merger between Matomy Media Group Ltd. and Global AutoMax in March 2021. In November 2024, E.D.B. was retained by SciSparc to perform a Purchase Price Allocation analysis on AutoMax in connection with the Merger, for which SciSparc paid E.D.B. NIS 14,040 including VAT (approximately $3,900).

As part of the presentation of the valuation report, a representative of E.D.B. attended (via conference call) the meeting of the board of directors held on March 31, 2024, at which the board of directors evaluated the proposed Merger. At this meeting, a representative of E.D.B. reviewed the financial aspects of AutoMax and rendered the valuation report, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by E.D.B. as set forth in its valuation report, as to the valuation of AutoMax.

The full text of the English translation (from the Hebrew) of the valuation report of E.D.B. dated January 4, 2024, which sets forth, among other things, the assumptions made, matters considered and limits on the valuation undertaken, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the valuation report of E.D.B. set forth in this proxy statement is qualified in its entirety by reference to the full text of such valuation report. SciSparc’s shareholders are urged to read the valuation report in its entirety. The valuation report was for the information of, and was directed to, the SciSparc board of directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The valuation report addressed the valuation, from a financial point of view, of AutoMax. It did not address the underlying business decision of the board of directors to engage in the Merger or enter into the Merger Agreement. It did not constitute a recommendation to the board of directors in connection with the Merger or a recommendation to any holder of ordinary shares as to how to vote or act in connection with the Merger or any other matter.

The following is a summary of the valuation performed by E.D.B. Some of the summaries of the valuation performed by E.D.B. include information presented in tabular format. In order to understand the valuation performed by E.D.B. more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of E.D.B.’s valuation, including the methodologies and assumptions underlying the valuation, and if viewed in isolation could create a misleading or incomplete view of the valuation performed by E.D.B. The data presented and the corresponding imputed ranges of values for AutoMax should be considered as a whole and in the context of the full narrative description of the valuation set forth in the following pages, including the assumptions, and Projections (as defined below) underlying these analyses.

Except as otherwise noted, the information utilized by E.D.B. in its valuation, to the extent that it was based on market data, is based on market data as it existed on or before January 4, 2024 and is not necessarily indicative of current market conditions. The valuation described below does not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In connection with the valuation report, E.D.B. reviewed, analyzed and relied upon information and material bearing upon the financial and operating condition of AutoMax, including, among other things:

●	AutoMax’s public information;

●	(i) audited financial statements of AutoMax for fiscal years ended December 31, 2022 and 2021, and (ii) unaudited financial statements of AutoMax for the six month period ended June 30, 2023;

●	financial forecasts, budget, and estimates relating to AutoMax prepared by the management of AutoMax, or the Projections;

●	discussions with the senior management and advisors of AutoMax with respect to the business and prospects of AutoMax;

●	visitation to AutoMax’s main branch in Jerusalem;

●	certain publicly available financial data for companies that E.D.B. deemed relevant in evaluating AutoMax;

●	other public information concerning AutoMax; and

●	other information and other factors as E.D.B. deemed appropriate.

In rendering the valuation report, E.D.B. relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with E.D.B. by AutoMax and its employees, representatives and affiliates or otherwise reviewed by E.D.B. with respect to the Projections, E.D.B. assumed without independent verification or investigation, that those forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of AutoMax’s management as to AutoMax’s future financial condition and operating results. E.D.B. did not receive any instructions or limitations by AutoMax’s management or any affiliate of AutoMax with respect to the preparation of the valuation report. E.D.B. also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of AutoMax since the date of the last financial statements of AutoMax that were made available to E.D.B. E.D.B. neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of AutoMax. For purposes of its valuation report, E.D.B. valued AutoMax, without further verification, at $44.8 million.

AutoMax Projections

The Projections furnished to E.D.B. were prepared by the management of AutoMax, which were discussed with, and approved for E.D.B.’s use by AutoMax in connection with the valuation report. AutoMax and SciSparc do not publicly disclose internal management projections of the type provided to E.D.B. in connection with E.D.B.’s valuation report, and such projections were not prepared with a view toward public disclosure. The Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the managements of AutoMax and SciSparc, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Projections.

AutoMax does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with the discussions regarding the proposed Merger, AutoMax supplied E.D.B. and SciSparc with certain unaudited business and financial information that was not publicly available. AutoMax’s management provided E.D.B. with certain financial forecasts for AutoMax for the calendar years 2022 through 2028. The Projections were provided to E.D.B., for its use and reliance on in its valuation report. The Projections were prepared without giving effect to the Merger, including the impact of negotiating or executing the Merger, the expenses that may be incurred in connection with consummating the Merger, the impact on the combined company as a result of the Merger and the effect of any business or strategic action that would be taken as a result of the Merger Agreement having been executed.

The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or GAAP, but, in the view of AutoMax’s management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation and presented as of the time of preparation, to the best of AutoMax’s management’s knowledge and belief.

Neither SciSparc’s independent registered public accounting firm, Ernst & Young Global, nor AutoMax’s independent registered public accounting firm, Ben David Shalvi Kop & Co., audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. Accordingly, neither Ernst & Young Global nor Ben David Shalvi Kop & Co., express any opinion or any form of assurance related thereto. An English translation of the summary of the Projections is included in this proxy statement/prospectus solely to give SciSparc’s shareholders access to certain financial forecasts that were made available to the SciSparc’s board of directors, and E.D.B., and is not being included in this proxy statement/prospectus to influence any SciSparc shareholder’s decision whether to vote for the Merger-related proposal.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of AutoMax’s management. Because the Projections cover multiple years, by their nature, they also become subject to greater uncertainty with each successive year. Please consider carefully the discussion entitled “Forward-Looking Statements” beginning on page 83. There can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that AutoMax, nor SciSparc, nor any of its respective affiliates, advisors, officers, directors or representatives considered or considers the Projections to be predictive of actual future events, and such Projections should not be relied upon as such. Neither AutoMax nor SciSparc, nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of SciSparc shareholders or any other person regarding the ultimate performance of AutoMax or SciSparc compared to the information contained in the Projections or can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile any of the Projections. Neither SciSparc nor AutoMax intends to make publicly available any update or other revision to the Projections or any of the other forecasts described herein, except as otherwise required by law.

Certain of the forecasted financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by AutoMax may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP financial measures in the Projections to GAAP measures was created or used in connection with preparing such forecasts or relied upon by E.D.B. for purposes of its valuation report.

In light of the foregoing factors and the uncertainties inherent in the Projections and the other forecasts described herein, SciSparc’s shareholders are cautioned not to place undue, if any, reliance on such Projections.

E.D.B. received from AutoMax the Projections which were prepared by its management in October 2023, in order to perform the valuation report. The statements below are taken from the Projections and reflect AutoMax’s management’s beliefs as of October 2023.

The Projections were divided into six chapters. The first chapter of the Projections describes AutoMax’s business and its subsidiaries. It stated that Global AutoMax imports thousands of vehicles annually, with an operational turnover of NIS 400-450 million, which it sold through 12 sales branches nationwide. Global AutoMax owns facilities for vehicle storage and warehouses, as well as a licensing and preparation facility for vehicle sales. Additionally, Global AutoMax operates a vehicle transportation network, a spare parts warehouse, and holds a license for spare parts import, along with agreements with a nationwide network of garages. In addition to Global AutoMax, AutoMax also controls AutoMax Trade-In, which operates a used car sales branch at the Glilot Junction, and holds control over Dalhom AutoMax, which is the direct importer of Temsa buses to Israel. The Projections state that AutoMax and its subsidiaries are growing each year, and currently employ about 120 employees. According to the Projections, AutoMax’s optimal utilization of a central headquarters (finance, logistics, human resources, information systems, etc.) and commercial and financial strength allow the group to develop activities adjacent to the core vehicle import business, which in turn are expected to enhance profitability. According to the Projections, AutoMax Direct Import will operate as an independent company, which will be a subsidiary of Global AutoMax, held jointly with a group of investors. Additionally, AutoMax is actively working to sign direct import agreements with car manufacturers from China and other countries. AutoMax is in various stages of negotiations with car manufacturers, and if one or more of these negotiations mature into direct import activities, this activity is expected to become the main activity of the group and significantly impact its operations.

The second chapter of the Projections describes Global AutoMax’s aim of importing new vehicles to Israel through parallel import. Global AutoMax is engaged in importing and marketing a variety of private car models in Israel, holds an indirect import license for 27 vehicle products from various models, and operates through twelve sales branches (two which as of the date of this prospectus/proxy statement have been closed). The Projections detail which branches are operated by AutoMax, which ones are operated by joint ventures with third-parties, and which ones are operated by authorized dealers of AutoMax. AutoMax has an international network of suppliers, mainly in Europe and North America, providing it with vehicles of different products and models according to orders, as well as an import system that includes procurement, transportation, handling customs clearance procedures, and vehicle storage facilities in Israel. From January to September 2023, AutoMax delivered approximately 1,550 vehicles. The second chapter then provides that the nature of AutoMax’s business is sensitive to external influences and macroeconomic factors. As a result of these influences, AutoMax’s financial results for 2023 were affected. At the time of the Projections, AutoMax believed that it (and the market as a whole) will be able to adjust purchase and sale prices to current market conditions. Therefore, AutoMax estimated that 2023 was not a representative year for its operations.

The third chapter of the Projections focuses on Dalhom AutoMax, which is a subsidiary, established with Dalhom Motors Ltd., dedicated to the import of Temsa brand buses. AutoMax signed an agreement with the manufacturer, under which the Dalhom AutoMax will serve as the direct importer of Temsa buses in Israel. Temsa offers several models of buses and minibuses intended for tourism and public transportation, powered by electricity, gas, or diesel, all suitable for marketing in Israel. At the time of the Projections, AutoMax was working on establishing a central bus garage covering 4,000 square meters in Hod Hasharon. Dalhom AutoMax was considered one of the growth engines of AutoMax and was expected to generate significant profitability. According to the Projections, in 2023, AutoMax intended to stabilize service systems, a central garage, and stable sales to tourism and transport companies. Starting in 2024, the company planned to begin competing in public transportation tenders. The Projections also included certain statistics about the public transportation market in Israel.

The fourth chapter of the Projections elaborates on the global automative industry, and includes statistics for before and after the COVID-19 pandemic. The Projections note that most car manufacturers are organized into global groups with factories in many countries, producing different models and brands. Further, due to the high costs associated with vehicle development, smaller car manufacturers merge to form large conglomerates, each holding manufacturing plants in various countries and producing multiple brands while sharing platforms and components. Most car manufacturers will have at least one luxury brand, mid-range brands, and a popular brand. The variety of models allows manufacturers to offer vehicles for every budget and tailor their offerings to consumer preferences in different countries. Most car models are designed and styled according to consumer tastes in various regions. The Projections then describe vehicle manufacturers’ approach to parallel import/export. According to the Projections, the vast production and employment volumes give car manufacturers significant economic and political power, which they use to protect their interests in the countries where they operate. According to the Projections, car manufacturers design different models for each region based on local consumer preferences, weather conditions, regulations, and purchasing power. The Projections then stipulate reasons for such diversification. The Projections then note that fluctuations in business cycles, regulatory changes, and changing tastes constantly create supply surpluses in different parts of the world, pressuring manufacturers to export vehicles between regions. Arbitrage gaps are not a passing opportunistic phenomenon but an integral part of the market. As a result, the Projections state that about 10% of global vehicle trade is conducted as “parallel” trade between brokers/traders rather than directly from the manufacturer. The Projections review anti-trust and competition regulations in the United States and in Europe. The Projections state that most car manufacturers impose various legal or less legal barriers on vehicle exports by agents, and explains the hurdles involved in purchasing vehicles for parallel import. The Projections explain that AutoMax has experienced procurement systems and contractual agreements with some of the largest official agents of car manufacturers in Europe and Canada, allowing it to order production batches specifically for export. AutoMax purchases most of the models it imports in three or four different currency zones to reduce exposure to currency rates or other blocking attempts and to ensure continuity of supply.

The fifth chapter of the Projections describes the Israeli automative industry. The Projections provide statistics about car ownership in Israel. The Projections explain that the institutional market’s share in purchasing new vehicles is significantly higher than its share in the overall vehicle fleet. The Projections provide statics about the average vehicle age in Israel and the level of motorization, compared to Europe and the United States. The Projections describe the decline in the global vehicle supply due to the effects of the COVID-19 pandemic, which also impacted delivery volumes in Israel, and increased price for new vehicles in Israel, which, in light of the increase in the consumer price index, the Projections estimated will continue in coming years. The Projections state that AutoMax focuses mainly on the main market segments (NIS 130,000-350,000). According to the Projections, in the last decade, there has been a clear consumer preference in Israel (and globally) for SUV-crossover models, and AutoMax focuses on importing these models. In addition, the Projections state that in recent years, there has been a massive influx of Chinese-made vehicles, which accounted for nearly 20% of car sales in Israel. The Projections note that among the top ten models in 2023, there are three Chinese models and not a single European one. The Projections further state that in recent years, there has been a significant increase in the share of electric vehicles, expected to continue at the expense of gasoline and diesel vehicles. The Projections then describe the car import market in Israel, which it describes as concentrated, and provides statistics to support such notion. The Projections note that the market distribution among companies and different brands changes according to public preferences, model development by manufacturers, and currency exchange rates. Currency rates are crucial to an importer’s competitive ability, so there is a high correlation between the currencies in which vehicles are manufactured and the market shares of different brands. In addition to direct importers, dozens of companies operate in Israel for parallel vehicle import. Additionally, hundreds operate in the minor import sector and personal import agencies providing consulting, logistical services, and purchasing services for personal import. The Projections provide statistics for each type of import (direct, parallel, minor, personal), and the market share for such import.

The sixth chapter of the Projections describes parallel import. Parallel import is a process where a consumer product is imported not through the official importer but via competing importers who meet legal requirements and import the product themselves from the manufacturer’s agents abroad. This process occurs in many sectors, such as food, pharmaceuticals, mobile phones, electrical goods, and also in the automotive market. Countries, including Israel, often impose import restrictions in various fields, including vehicles, to ensure the quality and safety of products sold to their citizens and to protect local industries. Traditionally, each manufacturer had an exclusive importer with a license to market the manufacturer’s products in that country, responsible for complying with local regulations. To foster competition, some regulators required manufacturers to appoint multiple official representatives in the same country. However, a widespread measure globally has been allowing parallel import, regulated by legislation and monitored by the same regulator using uniform tools and standards as those applied to regular importers. The import process, standards, requirements, and customs and taxation rules are identical for both types of importers. The official importer benefits from an annual allocation of vehicles with a given model distribution, a planned schedule, and a fixed currency, while the parallel importer can choose the manufacturer, model, import country, and currency at any time to maximize profits and/or compete and reduce vehicle prices. Official importers in different countries may choose to sell part of their allocation to parallel importers due to market and currency conditions in their country and to earn financial incentives for meeting annual sales targets. The main advantage of parallel import is flexibility in choosing the mix of vehicles imported and the ability to quickly adapt to changing market conditions. The parallel importer is not tied to a specific brand and is not obligated to a fixed model mix or specific technology, allowing easy adaptation of the product and model offerings to changes in local demand and foreign supply. In Israel, the Vehicle Services Licensing Law was amended in 2009 to increase competition by allowing parallel imports, enabling vehicles to be imported from authorized agents rather than directly from manufacturers. Actual parallel imports began in 2012, with regulations established by the Ministry of Transport. In 2016, the law was consolidated to clearly regulate parallel imports and remove barriers. It distinguishes between four types of importers: direct, indirect (parallel), minor, and personal import brokers. The law sets conditions for each type, including agreements, capital, and maintenance infrastructure. Direct importers must handle recalls and warranties for all vehicles they import, even if imported by parallel importers. Indirect importers can now use secondary agents and import new vehicles with minimal mileage, and restrictions on the number of products they can import have been lifted. The Minister of Transport can impose conditions and restrictions on license holders to ensure compliance and competition.

The summary of the Projections, as of the time of writing, notes the following:

●	Sales: AutoMax’s sales rely solely on the vehicles it imports, mostly sold at its branches to private buyers. Occasionally, it sells cars to large fleets and local dealers based on specific needs and demand. AutoMax offers a diverse range of vehicles appealing to a broad audience. The average vehicle price is estimated at approximately NIS 210,000, slightly above the market average. AutoMax’s pricing is 2-5% lower than regular importers for similar vehicles, with a higher gap for luxury models. AutoMax expects an average gross margin of about 11% on parallel imports. Starting in late 2024, AutoMax plans to market directly imported vehicles, which are more profitable, with an estimated margin of 17%. This activity is expected to grow to 75% of sales, increasing the average gross margin.

●	Financing: AutoMax has credit lines from banking corporation transferred as a subordinated loan to its subsidiaries. Global AutoMax has approved credit lines from four Israeli banks, mainly for working capital and inventory financing. The time gap between purchase and sale dictates the required inventory and credit. AutoMax expects reduced credit needs, allowing increased sales cycles without significant credit growth. AutoMax is also obtaining a “bonded warehouse” approval to save on customs financing for display cars, reducing credit needs. AutoMax Trade-In and Dalhom AutoMax have separate credit lines. AutoMax Direct Import was negotiating with banks for credit approval. AutoMax has pledged all assets as collateral for bank credit. Financing costs are mainly due to exchange rate differences and foreign trade fees, influenced by currency fluctuations.

●	Operational, Sales, and Marketing Expenses: Operational costs, including transport, storage, sales preparation, and licensing, range from NIS 5,000-10,000 per vehicle. AutoMax has a central headquarters providing services to all subsidiaries. A significant portion of the budget is allocated to digital advertising, primarily on Google and Facebook, with an independent telemarketing center coordinating sales appointments. Marketing costs increased in 2022 and early 2023 due to luxury vehicle sales but are expected to decrease as sales shift back to mainstream vehicles.

●	Service and Warranty: Since January 2017, official importers must cover manufacturer warranty costs for their brand’s vehicles, even if imported parallelly. AutoMax has agreements with nationwide garages and spare parts importers to provide initial parts inventory for imported vehicles. AutoMax has diagnostic equipment, technical expertise, and translated materials for imported models. Warranty costs are borne by the manufacturer, so the company does not incur significant expenses in this area.

The summary of the Projections included a table titled “Profit and Loss Pro Forma (in thousands NIS)” and its footnotes, presented (as translated), below:

Year	2022	2023f	2024f	2025f	2026f	2027f	2028f****
Revenue	453,617	420,000	544,340	598,774	658,652	724,517	796,969
Cost of Sales	392,918	375,900	479,020	514,946	566,441	623,085	685,393
Gross Profit	60,699	44,100	65,321	83,824	92,211	101,432	111,576
%	13%	11%	12%	14%	14%	14%	14%
Sales and Marketing Expenses	27,612	27,612	27,612	28,993	30,442	31,964	33,563
General & Administrative Expenses	16,849	18,534	18,534	19,461	20,434	21,455	22,528
Employee Share Options*	9,976	2,451	-	-	-	-	-
Other Expenses and Losses (Profit) capital gains**	(226)	(4,400)	-	-	-	-	-
Financing Expenses (Net)***	5,232	5,496	12,000	12,000	12,000	12,000	12,000
Share in Profits (Loss) of the Company in Associated Companies in Accordance with The Book Value Method	(585)	594	5,000	5,000	5,000	5,000	5,000
Profit (Loss) Before Tax on Income	671	(4,999)	9,175	28,375	34,335	41,013	48,485
Profit (Loss) Before Tax, adjusted for Employee Share Options and Capital Gains	10,421	(6,948)	9,175	28,375	34,335	41,013	48,485
EBITDA (Adjusted)	24,646	10,536	27,357	43,557	49,517	56,159	63,667

*	See notes to financial statements. The share option plan ended in the first quarter of 2023.
**	In 2023, we recognized capital gains of NIS 4 million as a result of sale of shares in AutoMax Leasing to a third party.
***	Deducting profits/losses of exchange rate from hedging foreign exchange. After June 30, 2023, there were no profits or losses.
****	f stands for forecast.

The Projections were based on the following working assumptions:

●	2023 is a transition year from a world of undersupply caused by the chip crisis during the COVID-19 period (buying high and selling high) to full supply (buying low and selling low). The need to replace expensive inventory, combined with the sharp and rapid weakening of the NIS due to legal reforms and accompanying social protests, affected the company’s results. AutoMax estimates this impact is not lasting, as vehicle prices will adjust to currencies, and current purchase prices have also decreased. Therefore, 2022 was chosen as the base year for planning.

●	Sales, administration, and general expenses will grow from 2025 at a rate lower than revenue growth—5% per year.

●	Starting in the last quarter of 2024, AutoMax will begin marketing a directly imported Chinese electric car brand, leading to an expected increase in the gross profit margin.

●	From the last quarter of 2024, AutoMax will start consolidating profits from AutoMax Direct Import, and the profitability of the Dalhom AutoMax will also increase.

●	Starting in 2024, interest rates in the market will begin to decline, leading to a 15% annual reduction in financing expenses (equivalent to about 1.2% interest), offset by a similar increase in the financial debt volume.

●	Except for vehicle inventory, there will be no significant changes in fixed assets, including intangible license assets, so depreciation expenses will remain similar to their 2023 level.

Calculation of Enterprise Value of AutoMax

In calculating AutoMax’s enterprise value, E.D.B. considered various factors, as detailed below.

E.D.B. noted that AutoMax’s market value reflected in the value of its shares on TASE is not reflective of AutoMax’s real value, and cited the following reasons: lack of public float; the TASE not being a developed enough stock market; correlation between market trends and share price; the COVID-19 pandemic, the Israeli legal reform and the Iron Swords War preventing a reasonable value assessment based on share price; Israeli capital market operating differently than other prominent capital markets around the world; that the stock market may self-correct in the long-term by forecasting better years; and certain examples of volatility in the share price, which do not represent the real value of AutoMax.

E.D.B. presented the EBITDA multiplier and the profit multiplier, both multiplier methodologies, as two metrics commonly used to assess the value of a company. Both metrics measure the ratio between the share price and the company’s profit, in different ways. E.D.B. explains that the multiplier methodology is the simplest methodology for a valuation and it is primarily used to compare the value of companies; however, the profit generally represents past results already recorded. Thus, the disadvantage of the multiplier methodology is that it is based on figures from the past, inherently without tools to consider the potential for future profit. This disadvantage makes this method ineffective for establishing the enterprise value of AutoMax because this methodology does not take into account the effect of AutoMax’s existing significant growth engines which may potentially result in AutoMax generating 100% or more sales turnover and annual profit within a few years. The results using these metrics reflect a starting point to gauge AutoMax’s enterprise value.

The EBITDA multiplier is a financial metric used to assess the enterprise value of a company. It is calculated by dividing the value of the company’s operations by its EBITDA (earnings before financing expenses, tax, depreciation and amortization). This metric determines the company’s operating profitability prior to expenses not directly related to its operating activities. According to E.D.B., the EBITDA multiplier in the Israeli parallel vehicle import sector ranges between 2 to 3.5, with an average multiplier of 2.5, meaning that companies in this sector are traded based on a multiplier of 2-3.5 times their gross operating profit. Factors affecting the multiplier include: the size of the company; its profitability; forecasted future growth; and commercial risks. In Israel, the multiplier may also vary based on: competition in the sector; changes in government policy; changes in exchange rates; and the volatility of vehicle prices. To calculate AutoMax’s value through the EBITDA multiple methodology, E.D.B. considered the fact that AutoMax has stable operations and is the largest player in its sector in Israel. E.D.B. chose a multiplier of 3 as being representative for AutoMax.

The profit multiplier is a financial ratio used to assess the enterprise value of a company. It is calculated by dividing the market capitalization of the company by its net annual profit. According to E.D.B, the profit multiplier indicates how much investors are prepared to pay for each NIS of profit generated by a company. A higher profit multiplier means that investors expect that the company will continue to grow and increase its profits in the future. A lower profit multiplier can be indicative of the fact that the company is not growing or that it is in a difficult financial position. E.D.B. notes that the profit multiplier is only a single tool to assess the enterprise value of a company. There are other factors that should be considered, including: forecasted future growth; commercial risks; competition; management. E.D.B. notes the following limitations of the profit multiplier: that the profit multiplier does not take into account a company’s accounting; that the profit multiplier is impacted by external factors, such as the interest in the economy; and that the profit multiplier is not always precise. The profit multiplier in the Israeli parallel vehicle importer sector ranges between 5 to 10, with an average of 7.5. The meaning is that companies in the sector are traded based on a multiplier of 5-10 times their net profit. Factors which affect the profit multiplier include: the size of the company; its profitability; forecasted future growth; and commercial risks. E.D.B. chose a multiplier of 8 as representative of AutoMax.

Taking into account the 2022 EBITDA of NIS 24,818 thousand, and an operating profit multiplier of 3, the operating value estimate is NIS 74,454 thousand (approximately $20,682 thousand at the time of preparation of E.D.B.’s valuation report). Taking into account an operating profit of NIS 10,431 thousand, and an operating profit multiplier of 8, the operating value estimate is NIS 83,448 thousand (approximately $22,862 thousand at the time of writing of E.D.B.’s report). Accordingly, E.D.B. valued AutoMax’s enterprise value, according to the average of both commonly used multiplier methodologies and with an emphasis on the fact that these methodologies do not take into account AutoMax’s new and significant growth engines, at approximately $21.77 million (based on an exchange rate of NIS 3.65 per $1 as of the date of the valuation report – January 4, 2024).

Next, E.D.B. assessed the enterprise value of AutoMax through the Discounted Cash Flow, or DCF, methodology, which assesses a company’s future net cashflow and discounts it to the present. In order to use this methodology, it is necessary to estimate the profit and loss for future years, until the profitability plateaus at a terminal year which can be assumed to represent the permanent net annual amount. E.D.B. presented an explanation about the calculation of the total cost of capital used to finance AutoMax’s activities and the calculation of the discounted cashflow to assess the enterprise value. The cost of equity is the return required by a company’s shareholders. It is established based on factors, including the risk entailed in investing in the company, as well as the possible return on alternate investments. E.D.B. counts the various ways to assess the cost of equity, including: capital asset pricing model, or CAPM; internal rate of rate model and average rate of return model. E.D.B. then explains that the cost of debt is the return required by a company’s lenders, which is established based on the present interest rate of similar bonds. The cost of debt can be reduced by the tax rate since the company is able to deduct the interest costs from its taxable revenues. E.D.B. explains that the weighting refers to the relative share of any kind of capital, the total debt and equity of the company.

E.D.B. used the following explanations in order to calculate the capital and interest of the discount rate for the valuation model for AutoMax: the weighted average cost of capital, or the WACC, is the rate of return required for a company’s entire capital, including equity and debt. It is used to discount the company’s future cashflows in order to establish its present value. CAPM is used to assess the cost of equity of the investment. It is based on the assumption that shareholders require a higher rate of return on higher risk investments. The rate of return required for zero risk assets is the return required for risk-free investments. It is used as the basis to assess the cost of equity of higher risk assets. The risk parameter measures the risk entailed in investing in an asset. It is calculated by comparing the historical return of the asset against the historical return of the market. The average market return is the average rate of return of the assets in the market. It is used as a metric of the systemic risk entailed in investing in the market.

E.D.B. begins calculating the WACC of AutoMax by calculating the CAPM. E.D.B. notes that it is difficult to unequivocally establish the interest rate which reflects the risk premium prevailing in the Israeli share market, appropriate for the vehicle parallel import sector. This is because it is dependent on multiple factors, as mentioned above. However, according to E.D.B., it can be assessed that this interest rate will be relatively high due to the high risks entailed in operating in this sector. These factors include: fierce competition; regulatory changes; volatility in the foreign exchange market; financing risks; size of investment requires a higher interest rate; entrepreneurial experience affects interest rate accepted; and the issuance of collateral on loans may reduce interest rate. Based on these factors, E.D.B. assessed that the interest rate which reflects the risk premium in the Israeli vehicle parallel import sector ranges between 10%-12%. In order to more accurately assess the interest rate for the sector, E.D.B. calculated the following:

●	Rate of return of risk-free capital assets was based on 6%, based on data from the Bank of Israel as of January 2, 2024, the LIBOR interest rate, and other institutional interest rates.

●	The risk parameter was set at 1.5, based on: AutoMax’s sensitivity to changes in the vehicle market; competition; and volatility in market share. According to E.D.B., risk interest can come to a 5%-10% premium on top of the basic risk-free interest applicable in the market, and the model applied a risk parameter of 1.5%.

●	Average market return was set at 10%, based on an examined period of time. According to E.D.B., the average market return is calculated at approximately 10% over the long-run. This is based on data from the global share markets over the preceding 100 years. The average market return may be higher or lower than 10% in the short-run, and is impacted by various factors, which include: economic growth; inflation; and base interest. The valuation model applied a conservative rate of 10% for the market return for the calculation.

According to E.D.B.’s calculations of the weight of equity, and the WACC, E.D.B, forecasted a cashflow model after having established the weighted interest rate for the model at 10.22%. Please refer to E.D.B.’s full translated report, attached as Annex E to this prospectus.

E.D.B. explains the assumptions underlying the DCF methodology as follows:

●	2023 was a transition year, due to the shortage of supply due to the chip crisis associated with COVID-19 (buying high and selling high) to full supply (buying low and selling low), the need to replace expensive stock together with a sharp and quick decline of the NIS due to the judicial reform and associated civil unrest and the Swords of Iron war in the fourth quarter. All of these adversely impacted AutoMax’s results – AutoMax assesses that this adverse response has ended because vehicle prices adjust themselves to the currencies, and AutoMax’s current purchasing prices have also decreased. 2022 was therefore selected as the base year for the model.

●	Sales, management and general expenses were assumed to increase from 2025 at a lower rate of the increase in revenues - 5% annually.

●	From the fourth quarter of 2024, it was assumed that AutoMax will start directly importing a Chinese brand of electric vehicles and therefore the gross profitability is anticipated to increase. There will be a greater impact in 2025.

●	From the fourth quarter of 2024, it was assumed that AutoMax will start consolidating the earnings of AutoMax Direct Import and the profitability of the bus company will increase. There will be a greater impact in 2025.

●	From 2024 there it was assumed that there will be a 15% annual decline in financing costs (equivalent to interest of approximately 1.2%) which will be offset with a similar increase in the scope of the financial debt.

●	Apart from inventory of vehicles, it was assumed that there will be no material changes in fixed property, including intangible license assets and therefore depreciation costs will remain similar at NIS 7,888 thousand per year.

●	Revenues – The basis used is the Projections that were prepared in October 2023. The plan referred to AutoMax’s new growth engines in the bus import and Chinese electric vehicle direct import segments in addition to AutoMax’s parallel vehicle import activities. The business plan also relied on 2022 as the basis and referred to a 5-year model for 2024-2028. The base assumption was a significant 20% increase in sales in 2024, with continued annual growth of 10% until stabilizing in 2028. As noted above, 2023 cannot be referred to as a representative year for the current commercial activities due to the multitude of events that occurred throughout the year which impacted activity in the economy. For similar reasons E.D.B. noted that it chose to be cautious with its working assumptions for 2024 which started in a state of war and with significant uncertainty for subsequent months. E.D.B. therefore assumed that the sales target presented in the business plan will be achieved in 2029, and that there will only be a growth rate of 6% in 2024. It was further assumed that the growth rate in 2025 will increase to 16% and the growth rate will stabilize at 10% from 2026-2029, which will also serve as a terminal year for calculating the discounted revenues. E.D.B. noted that the working assumption is that the period of war will only have a short-term impact on the scope of sales. Past experience shows that vehicle demand in Israel (and around the world) is inelastic, and that vehicle demand is only adversely impacted in the short-run during periods of severe crisis but subsequently reverts. E.D.B. details various of reasons for the rapid recovery from crises in the vehicle market.

●	Corporate tax rate of 23%.

●	Discount rate for the terminal year – the discount interest rate of the model, 10.22% less a permanent 2% annual increase, i.e., 8.22%.

●	Investment in working capital – E.D.B. assumed an average rate of working capital by subtracting AutoMax’s current liabilities from its current assets based on its 2022 balance sheet and set a fixed rate of 9%.

Based on these assumptions, E.D.B. concluded that the enterprise value totals approximately NIS 393.6 million (or $107.8 million based on an exchange rate of NIS 3.65 per $1 as of the date of the valuation report – January 4, 2024). E.D.B. noted that enterprise value should also consider the value of AutoMax’s net assets in the 2022 base year, which include: cash value equal to: the value of cash, less cash liabilities, at NIS 300,848 thousand; the value of investments includes fixed property, working capital, and total other assets including intangible assets, at NIS 94,379 thousand; changes in working capital considering the value of the difference between the working capital in the base year (2022) and the terminal year (2029) capitalized based on the established discount interest rate – NIS 23,741 thousand; and the total assets at NIS 230,210 thousand.

After referring to the net asset value, E.D.B. came to an enterprise value for AutoMax totaling NIS 163.4 million, or $44.8 million, based on the DCF methodology.

The valuation model is presented below (in thousands of NIS, unless specified otherwise):

	Mean	Forecast
		2022	2024	2025	2026	2027	2028	2029
Total Sales		453,617	480,834	557,767	613,544	674,899	742,388	816,627
Rate of Change (ROC)	10.30%		6.00%	16.00%	10.00%	10.00%	10.00%	10.00%

Cost Of Sales*	558,605	392,918	423,134	479,680	527,648	580,413	638,454	702,300

Gross Profit	89,072	60,699	57,700	78,087	85,896	94,486	103,934	114,328
Rate of Profit	13.70%	13.00%	12.00%	14.00%	14.00%	14.00%	14.00%	14.00%

Operating Expense (OpEx)
Other	7,500	15,567	10,000	7,000	7,000	7,000	7,000	7,000
Rate	1.20%	3.40%	2.10%	1.30%	1.10%	1.00%	0.90%	0.90%
Sales and Advertising	31,582	27,612	27,612	28,993	30,442	31,964	33,563	36,919
Rate	4.90%	6.10%	5.70%	5.20%	5.00%	4.70%	4.50%	4.50%
G&A	21,199	16,849	18,534	19,461	20,434	21,455	22,528	24,781
Rate	3.3	3.70%	3.90%	3.50%	3.30%	3.20%	3.00%	3.00%
Total	60,281	60,028	56,146	55,454	57,876	60,419	63,091	68,700
Rate	9.50%	13.20%	11.70%	9.90%	9.40%	9.00%	8.50%	8.40%

Operating Profit	28,791	671	1,554	22,633	28,020	34,067	40,843	45,628
Rate of Profit	4.20%	0.10%	0.30%	4.10%	4.60%	5.00%	5.50%	5.60%

Tax Rate	23.00%	25%	23.00%	23.00%	23.00%	23.00%	23.00%	23.00%

Working Capital	58,291	41,703	43,275	50,199	55,219	60,741	66,815	73,496
Working Capital Ratio	9.00%	9%	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%

Net Operating Profit	22,169	503	1,197	17,428	21,576	26,231	31,449	35,133
Depreciation and Amortization	7,888	2,500	7,888	7,888	7,888	7,888	7,888	7,888
Fixed Capital	-4,000	-3,815	-4,000	-4,000	-4,000	-4,000	-4,000	-4,000
Cashflow for Capitalization	26,057		5,085	21,316	25,464	30,119	35,337	39,021

Capitalization rate	10.22%
Growth	2.00%

Operational Value	393,585

Fiscal	-300,848
Investments	94,379
Change in Capital Ratio	-23,741
Total Assets	-230,210

Enterprise Value (EV) in NIS	163,375

Enterprise Value (EV) in USD	44,760

The forecasts, projections and estimates of AutoMax provided to E.D.B. were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in those forecasts, Projections and estimates. E.D.B. assumed, based on discussions with AutoMax’s management, that the projections provided a reasonable basis upon which E.D.B. could form its valuation report and E.D.B. expressed no view as to any such information or the assumptions or bases therefor. E.D.B. relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

E.D.B. did not express any opinion as to AutoMax’s future performance or long-term viability of AutoMax or the price at which the combined company’s ordinary shares would trade at any time. E.D.B. did not express any view as to, and its valuation report did not address, any terms or other aspects or implications of the Merger or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. In addition, E.D.B. expressed no view as to, and its valuation report did not address, SciSparc’s underlying business decision to proceed with or effect the Merger nor did its valuation report address the relative merits of the Merger as compared to any alternative business strategies that might have existed for SciSparc or the effect of any other transaction in which SciSparc might have engaged. E.D.B.’s valuation report was necessarily based on the information available to E.D.B. and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by E.D.B. on the date of its valuation report. It should be understood that, although subsequent developments may affect E.D.B.’s valuation report, E.D.B. does not have any obligation to update, revise or reaffirm its valuation report. The credit, financial and stock markets had been experiencing unusual volatility and E.D.B. expressed no opinion or view as to any potential effects of such volatility on the AutoMax, and its opinion does not purport to address potential developments in any such markets.

E.D.B. is not a financial, legal, tax, regulatory or accounting advisor. In addition, E.D.B.’s valuation report did not constitute a solvency opinion or a fair value opinion, and E.D.B. did not evaluate the solvency or fair value of AutoMax under any federal or state laws relating to bankruptcy, insolvency, similar matters or otherwise.

In performing its valuation report, E.D.B. made numerous assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of AutoMax. Any estimates contained in the valuation report performed by E.D.B. are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the valuation report. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities might actually be sold. Accordingly, the valuation report and estimates are inherently subject to substantial uncertainty.

The following is a summary of the valuation report presented by E.D.B. to the SciSparc board of directors in connection with valuation report. The summary is not a complete description of the valuation report or the presentation made by E.D.B. to the SciSparc board of directors, but summarizes the material valuation performed and presented in connection with its valuation report. The preparation of a valuation report is a complex process. Therefore, the valuation report is not readily susceptible to partial analysis or summary description. In arriving at its valuation report, E.D.B. did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

The valuation report’s summary stated the following:

●	AutoMax is the largest parallel importer of cars in Israel. The vehicle market in Israel and worldwide is undergoing a reform, driven by two main forces, the first of which is the shift to usage of electric vehicle, and the second is the growing use of Chinese-produced vehicles.

●	AutoMax’s management has adjusted itself to the changing market by signing an agreement with a Chinese company for the sale of its cars, as a direct importer to Israel. AutoMax plans to continue its operations as a parallel importer by using its current branches and salespersons, in order to sell Chinese-produced vehicles. These operations are expected to generate growth for AutoMax.

●	Another path to generating growth is AutoMax’s joint venture with Dalhom Motors Ltd. which AutoMax will use to import Temsa buses into Israel. AutoMax signed an agreement with Temsa in order to serve as a direct importer of its buses. The Temsa buses appeal to the Israeli markets, for both tourism and public transportation.

●

The valuation report used two methodologies of valuation to estimate AutoMax’s value, namely the multiplier methodology and the DCF methodology, and supported such valuations using AutoMax’s business plan. The multiplier methodology is only based on past data and does not refer to future data, whereby, according to the valuation report, it cannot be used as an appropriate metric to assess the enterprise value which is anticipated to double or even more the scope of its operations in the coming years. According to E.D.B., the current valuation of AutoMax can serve as basis and be used as a comparison for a valuation based on the DCF methodology.

●	E.D.B. found AutoMax’s business plan to be realistic, given AutoMax’s trained personnel and operating branches. E.D.B. notes that the existing infrastructure of showrooms and trained sales personnel together with efficient management and marketing are a good basis for meeting the planned targets of AutoMax. E.D.B. also states that its valuation was conservative in light of the situation in Israel, specifically with respect to ongoing military tensions in Israel, and due to such short-term uncertainty, E.D.B. moderated AutoMax’s growth forecast in the model’s assumptions and chose an interest rate which incorporates risk components appropriate for AutoMax’s operating sector.

●	The valuation based on the multiplier methodology assessed the enterprise value at approximately $21.7 million and the valuation based on the DCF methodology assessed the enterprise value at approximately $44.8 million. AutoMax’s anticipated growth is expected to double its activities and also increase its profitability which AutoMax believes strengthens the reliability of the valuation.

●	E.D.B. stated that the valuation of AutoMax is $44.8 million, as of the date of its report – January 4, 2024.

The $44.8 million valuation of AutoMax, according to the E.D.B. valuation report, was primarily used as a data point by SciSparc’s board of directors during the due diligence process to assess the business of AutoMax and the transaction. This valuation is not recorded in the financial statements of SciSparc or AutoMax. E.D.B.’s valuation report was used in order to ascertain the value of AutoMax and in order to evaluate the financial feasibility of the transaction. The valuation report, and the value ascribed to AutoMax by E.D.B., revealed that the terms of the transaction contemplated under the Merger Agreement were favorable to SciSparc at the time of the March 31, 2024 meeting, based on the per-share consideration if the Merger was consummated on such date. If the Merger had been consummated at the time of presentation of the E.D.B valuation report, then SciSparc would have paid approximately $4.37 million in SciSparc ordinary shares, for a company valued $44.8 million, based on the Exchange Ratio, with 2,468,876 SciSparc ordinary shares outstanding, 103,691,969 (excluding dormant shares) AutoMax shares outstanding, and SciSparc’s share price of $1.77 as of March 31, 2024. The actual merger consideration and Exchange Ratio were determined based on several key factors:

●	Negotiations between the parties: The terms of the merger consideration were heavily influenced by the negotiations between the managements of SciSparc and AutoMax, ensuring that both sides reached a mutually desirable arrangement;

●	Shareholders’ equity in the financial statements for the year ended December 31, 2023: The shareholders’ equity as reported in the financial statements for both companies during the year ended December 31, 2023 was relatively equal, providing a financial basis for the transaction; and

●	Control retention by SciSparc’s board of directors: SciSparc’s board of directors was adamant about SciSparc’s current shareholders retaining control over the combined company following any strategic transaction, which influenced the structure and amount of the merger consideration.

Interests of the SciSparc and AutoMax Directors and Executive Officers in the Merger

In considering the recommendation of the SciSparc board of directors with respect to issuing SciSparc ordinary shares and pre-funded warrants in the Merger and the other matters to be acted upon by the SciSparc shareholders at the Special Meeting, the SciSparc shareholders should be aware that Amitay Weiss, the Chairman of SciSparc’s board of directors, serves as the chairman of AutoMax’s board of directors, and as such might have interests in the Merger that are different from, or in addition to, the interests of SciSparc’s shareholders generally, including, among others, the continued service as an officer or director of the combined company and the continued receipt of compensation for such service and continued indemnification. In addition, if approved by SciSparc shareholders, Mr. Amitay Weiss will be entitled to receive a one-time cash bonus of $150,000 as the Chairman of SciSparc’s board of directors, subject to and upon the closing of the Merger. Each of Mr. Oz Adler and Mr. Itschak Shrem will also be entitled to receive a one-time bonus of $315,000 and $50,000, as the Chief Executive Officer of SciSparc and President of SciSparc, respectively. These interests may present them with actual or potential conflicts of interest. See Proposal No. 3 (page 135) for more information.

Each of Amnon Ben Shay, Moshe Revach and Liat Sidi will be a director of the combined company after the effective time of the Merger. Furthermore, following the Merger, and subject to the approval of the SciSparc shareholders, each of Mr. Tomer Levy, who is currently the VP Business Development and Headquarters of AutoMax, as well as a member of the board of directors of AutoMax, and Ms. Yaarah Alfi, currently the Chief Financial Officer of AutoMax, will be elected to serve as a director of SciSparc. Following the closing of the Merger, the directors of the combined company will be eligible to be compensated as directors, pursuant to the compensation policy of SciSparc. In addition, pursuant to the Merger Agreement and form of Indemnification Agreement, SciSparc’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

The audit committee and the board of directors of SciSparc were aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the SciSparc shareholders approve the Proposals to be presented to the SciSparc shareholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about SciSparc, AutoMax or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

Form of the Merger

Under the Merger Agreement, SciSparc Merger Sub Ltd., or Merger Sub, a wholly-owned subsidiary of SciSparc formed in connection with the Merger, will merge with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc.

Merger Consideration

At the effective time, each outstanding share of AutoMax will be converted into the right to receive a number of SciSparc ordinary shares, in accordance with the Exchange Ratio.

The Merger Agreement does not provide for an adjustment to the total number of SciSparc ordinary shares that AutoMax shareholders will be entitled to receive for changes in the market price of SciSparc ordinary shares. Accordingly, the market value of the shares of SciSparc ordinary shares issued pursuant to the Merger will depend on the market value of the SciSparc ordinary shares at the time the Merger closes and could vary significantly from the market value of the SciSparc ordinary shares on the date of this proxy statement/prospectus.

At the effective time of the Merger, AutoMax shareholders will receive SciSparc ordinary shares in exchange for AutoMax shares held by them in an amount equal to the number of AutoMax shares held by each AutoMax shareholder multiplied by the Exchange Ratio. Certain AutoMax shareholders will receive pre-funded warrants exercisable into SciSparc’s ordinary shares. No fractional SciSparc ordinary shares will be issued in connection with the Merger. Instead, each AutoMax shareholder who otherwise would be entitled to receive a fractional SciSparc ordinary share (after aggregating all fractional SciSparc ordinary shares issuable to such shareholder) will receive such amount rounded to the nearest whole number of SciSparc ordinary shares.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders (and its Advisor in connection with the Merger) are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital, on a fully-diluted basis (subject to certain exceptions).

The Exchange Ratio is the result of the following calculation: the number of the SciSparc outstanding shares on a fully-diluted basis (subject to certain exceptions) divided by 0.5001 multiplied by 0.4749 divided by (the number of the AutoMax outstanding shares less the number of the AutoMax ordinary shares held by SciSparc); so that, in any event, immediately following the effective time, holders of AutoMax outstanding shares (other than SciSparc will hold together 49.99% of SciSparc’s share capital, on a fully-diluted basis (subject to certain exceptions), immediately following the effective time.

Treatment of AutoMax Warrants, Options, Series B Bonds, and Series C Bonds

As a result of the Merger, each AutoMax warrant, option and certain convertible rights that had resulted from a prior AutoMax transaction (in each case, whether or not vested) that is outstanding and unexercised immediately prior to the effective time, shall be cancelled immediately prior to the effective time for no consideration.

According to the terms of AutoMax’s Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025, NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

On May 19, 2025, AutoMax’s Series C Bonds, or the Series C Bonds, were issued and began trading on the Tel-Aviv Stock Exchange Ltd., or TASE. According to the terms of the Series C Bonds and the Series C Bonds trust deed, dated May 14, 2025, or the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the shareholders of AutoMax and the approval of the Resolutions by the SciSparc shareholders.

The closing of the Merger is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ shareholders, (ii) Court Approval (as defined in the Merger Agreement) in accordance with the Companies Law, including in accordance with Sections 350 and 351 of the Companies Law and exempting, among others, the Company from the requirement to publish a prospectus in Israel; (iii) this Registration Statement having been declared effective; (iv) the accuracy of the representations and warranties, subject to certain materiality qualifications, (v) compliance by the parties with their respective covenants, (vi) no law or order preventing the Merger and related transactions, (vii) the listing of the ordinary shares on Nasdaq, (viii) certain minimum requirements of net cash (as defined in the Merger Agreement) held by SciSparc at the time of closing, and (ix) receipt of the 104H Tax Ruling or Interim 104H Tax Ruling in Israel, which has been received. For more information, please see the section entitled “The Merger — Certain Material Israeli Income Tax Consequences of the Merger.”

The Merger Agreement also includes termination provisions for both SciSparc and AutoMax. Neither SciSparc nor AutoMax can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

SciSparc must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of SciSparc ordinary shares and pre-funded warrants and the filing of this proxy statement/prospectus with the SEC. SciSparc does not intend to seek any regulatory approval to consummate the transactions.

As a condition to closing of the Merger, the Merger Agreement sets forth that AutoMax shall obtain a court approval for the Merger, under sections 350 and 351 of the Companies Law. According to the Companies Law, the required majority at a general meeting of shareholders to approve a merger as described is a majority of the number of voting participants, excluding abstainers, who hold at least three-quarters (3/4) of the voting power represented at such meeting, in accordance with Section 350(9) of the Companies Law. As part of the Merger, shares of SciSparc will be offered to AutoMax’s shareholders. As such, it is plausible to conclude that SciSparc is making an offer to the public and is required to file a prospectus with the Israeli Securities Authority. Based on the foregoing, AutoMax has requested that an Israeli court approve an exemption to the foregoing requirement given that SciSparc is a public company traded on Nasdaq and therefore subject to the Securities Act, and as such all relevant information is available to the Israeli public, and SciSparc shall continue to provide information in accordance with the Securities Act. The Israeli Securities Authority has responded to AutoMax’s petition to the court and has indicated that it will not require filing a prospectus is Israel. Pursuant to AutoMax’s petition to the court, the court ordered that AutoMax will convene a shareholders meeting for approval of the merger, and in addition will convene a separate meeting of AutoMax’s shareholders who are not controlling shareholders or SciSparc to vote on the approval of the Merger.

Certain Material Israeli Income Tax Consequences of the Merger

Israeli Tax Considerations

The following summary is a discussion of certain tax considerations in connection with the Merger to holders of AutoMax shares under Israeli tax law, as well as general tax considerations with respect to the shareholders of SciSparc with respect to capital gain and dividend distributions. This summary is limited to shareholders for whom disposition of their shares is treated as a capital gain within the meaning of the Israeli Tax Ordinance [New Version], 5721-1961, or the ITO, and does not discuss all of the aspects of Israeli tax law that may be relevant to a particular shareholder in light of his or her personal investment circumstances such as shareholders that do not hold their AutoMax shares as a capital asset or shareholders that are subject to special tax rules. The following summary is for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. The following summary should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General

In general, under the ITO, the disposition of shares of an Israeli company is deemed to be a sale of capital assets which is subject to capital gains tax, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty for the prevention of double taxation between Israel and the seller’s country of residence provides otherwise. As AutoMax obtained the Withholding Tax Ruling and the 104H Tax Ruling (as defined below) from the Israel Tax Authority, or the ITA, the Israeli income tax consequences of the Merger shall be in accordance with the Withholding Tax Ruling and the 104H Tax Ruling (if applicable to a particular AutoMax shareholder).

Israeli Capital Gains Tax

As a consequence of the Merger, holders of AutoMax shares will be treated under Israeli tax laws as having sold their AutoMax shares in the Merger.

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are, inter alia (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel.

The capital gains tax rate applicable to the real capital gain derived from the disposition of AutoMax shares in the Merger is generally 25% for individual shareholders unless such shareholder claims a deduction for interest and linkage differences expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. An individual holding, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, at least 10% of one or more of the “means of control” in a company, or a Significant Shareholder, at the time of sale or at any time during the 12 months preceding the sale of its securities, is subject to a 30% tax rate. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a marginal tax rate of up to 47% for an individual in 2024 (excluding surtax as discussed below)), unless contrary provisions in a relevant tax treaty apply.

An additional tax at a rate of three percent (3%) on the real capital gain may be imposed upon individual shareholders (whether any such individual is an Israeli resident or non-Israeli resident) whose annual income from all sources that is taxable in Israel exceeds a certain threshold (NIS 721,560 (approximately $199,436) for 2024, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to, income derived from dividends, interest and capital gains.

Real capital gain derived by companies is generally subject to the ordinary corporate income tax rate (currently 23%).

According to the ITO, non-Israeli residents (whether individuals or a corporations) generally may be exempt from Israeli capital gains tax on any gains derived from the sale of their shares pursuant to the Merger (subject to the receipt of a valid certificate from the ITA allowing for an exemption or a reduced tax rate), provided that, inter alia, (i) the shares were purchased on or after January 1st 2009 (ii) the capital gain is not derived from a fixed enterprise of such shareholders maintained in Israel; (iii) the shares were not purchased from a related party or are subject to restrictions due to a tax free restructure under Israeli tax law (iv) the principal value of the shares does not derive, directly or indirectly, from real property situated in Israel. Notwithstanding the foregoing, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of AutoMax shares by a non-Israeli resident may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the ITA allowing for an exemption or a reduced tax rate). For example, under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income, as amended, or the U.S. Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of securities by a resident of the United States (as defined in the U.S.-Israel Tax Treaty), or a U.S. Treaty Resident, who holds the securities as a capital asset and is entitled to claim the benefits afforded to such person by the treaty. However, such exemption will not apply if, among other things, (i) the capital gain arising from the disposition is attributed to a permanent establishment of the shareholder in Israel, under certain terms (ii) the U.S. Treaty Resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, subject to certain conditions; (iii) the U.S. Treaty Resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year;(iv) the capital gain arising from the disposition is attributed to real estate located in Israel; or (v) the capital gain arising from the disposition is attributed to royalties. If the exemption is not available, such disposition would be subject to Israeli capital gains tax to the extent applicable.

Israeli Tax on Dividends

The tax rate on dividend income received by an Israeli resident shareholder, other than an Israeli corporation, is 25%. In the case of a Significant Shareholder, determined at the time of distribution or at any time during the preceding 12 month period, the tax rate is 30%. Generally, dividends received by Israeli corporations from another Israeli corporation are tax exempt provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply).

The tax on dividends is 20% (regardless of the holding percentage) if the distribution is from profits attributable to an ‘approved enterprise’, a ‘beneficiary enterprise’, a ‘preferred enterprise’, a ‘preferred technology enterprise’ or a ’special preferred technology enterprise’ (as defined under the Law for the Encouragement of Capital Investments, 1959, or the Encouragement Law) of the distributing company.

The tax on dividends distributed from profits attributable to ‘preferred technology enterprise’ or a ’special preferred technology enterprise’, and in certain cases an ‘approved enterprise’, to a non-Israeli resident company that holds solely or together with other foreign companies 90% or more in the Israeli company, under certain conditions detailed in the Encouragement Law, is at the rate of 4%.

Dividends received by non-Israeli residents from an Israeli resident company are subject to tax at a rate of 30% or 25% (or less, if a tax treaty is applicable) if the non-Israeli resident is not a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period, or if the company is traded on a stock exchange.

Israeli Tax Rulings

AutoMax filed an application for and obtained a tax ruling, the Withholding Tax Ruling, of which provides, among other things, the obligation to pay capital gains tax on the exchange of the AutoMax ordinary shares for SciSparc ordinary shares, subject to certain conditions and limitations, will be deferred in accordance with the provisions of Section 104H of the ITO with respect to the shareholders who are not otherwise exempt from Israeli tax on the Merger, who are eligible and elect to become a party to the Withholding Tax Ruling.

With respect to the 104H Ruling, and subject to certain conditions and limitations, the exchange of shares will not be deemed a sale for the shareholders eligible and electing to be subject to that ruling, and any tax liability with respect to such exchange will be deferred until the earlier of (i) two years after the closing of the Merger, with respect to 50% of the shares held by such shareholder, and four years after the closing of the Merger, with respect to the other 50% of the shares held by such shareholder, and (ii) the date on which such shareholder sells the shares of SciSparc ordinary shares it receives in the Merger.

The main conditions, limitations and restrictions are expected to be as follows: (i) the ratio between the market value of the transferred shares and the market value of the merged company immediately after the exchange of shares is equal to the ratio between the market value of the issued shares and the market value of all rights in the merged company immediately after the exchange of shares; (ii) the issued shares issued to all of the transferors grant equal rights to all of such transferors; (iii) all of the shares and all of the rights of a transferor (and of parties associated with it) to purchase shares in the transferred company, were transferred as part of the exchange of shares, unless the ITA approves otherwise; (iv) an application for a pre-ruling is submitted to the ITA to certify that such share exchange meets the conditions specified in Section 104H of the ITO (such application should be submitted at least 30 days prior to the share exchange and is subject to the ITA’s approval); (v) the issued shares must be deposited with an Israeli trustee, in order to secure the payment of tax.

If SciSparc deducts any amount from the Merger consideration payable to you in respect of Israeli withholding tax obligations, you should consult your tax advisor concerning the possibility of obtaining a refund from the ITA of any such withheld amounts.

You are urged to consult with your own tax advisor for a full understanding of the Israeli tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.

The foregoing discussion is for general information purposes only and is not intended to be a complete analysis or description of all potential Israeli income tax consequences of the Merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any United States federal income tax consequences, any foreign (other than Israeli), state or local tax consequences of the Merger. Accordingly, you are strongly encouraged to consult with your own tax advisor as to the tax consequences of the Merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of AutoMax ordinary shares, as a consequence of your shares being exchanged for SciSparc ordinary shares and SciSparc pre-funded warrants in the Merger. With respect to the ownership and disposition of SciSparc ordinary shares and SciSparc pre-funded warrants, this discussion is limited to SciSparc ordinary shares and SciSparc pre-funded warrants received in the Merger solely as a result of holding AutoMax ordinary shares prior to the Merger. This discussion addresses only those U.S. Holders that hold AutoMax ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment).

Sullivan & Worcester LLP has delivered an opinion that, based upon and subject to the terms of the opinion, and subject to customary assumptions, representations and covenants, the Merger as structured is a reverse triangular merger that meets the requirements of a “reorganization” as in Section 368(a)(1)(A) of the Code, as augmented by the provisions of Section 368(a)(2)(E), which opinion has been filed by amendment as Exhibit 8.1 to this proxy statement/prospectus.

This discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market tax accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	pension funds;

●	mutual funds;

●	regulated investment companies;

●	real estate investment trusts;

●	persons that acquired AutoMax ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	“specified foreign corporations” (including controlled foreign corporations), passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations (including private foundations);

●	persons that hold AutoMax ordinary shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” “wash sale,” or other integrated or similar transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	U.S. expatriates or former long-term residents of the U.S.;

●	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes, including S corporations) and any beneficial owners of such partnerships or other pass-through entities; and

●	persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds AutoMax ordinary shares, the tax treatment of a partner or other member in such partnership or other pass-through entity generally will depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding AutoMax ordinary shares, you are urged to consult your tax advisor regarding the tax consequences to you of the Merger, and/or the ownership and disposition of SciSparc ordinary shares and SciSparc pre-funded warrants by the partnership or other pass-through entity.

This discussion is based on the Code, the regulations promulgated by the U.S. Treasury Department, or Treasury Regulations, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. The Company has not sought, and does not intend to seek, any rulings from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

Tax Consequences of the Merger to U.S. Holders

The U.S. federal income tax consequences of the Merger will depend primarily upon whether such transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Generally, no gain or loss is recognized by a corporation on a transfer of assets to another corporation in exchange for stock or securities of such transferee corporation if such exchange is pursuant to a “plan of reorganization,” as defined in section 368(a), and the transferee corporation is a party to the reorganization. Likewise, no gain or loss is recognized by the transferee corporation on the receipt of such property in exchange for its stock.  In addition to meeting the statutory definition, a transaction must also satisfy certain other requirements to qualify as a reorganization, including the business purpose, continuity of business enterprise, and continuity of interest requirements.

Pursuant to the Merger, AutoMax will merge with and into SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of SciSparc, and former shareholders of AutoMax will receive voting common shares (and in some cases pre-funded warrants to acquire SciSparc voting common shares) of SciSparc. It is the opinion of SciSparc’s U.S. federal tax counsel that the Merger as structured is a reverse triangular merger that meets the requirements of a “reorganization” as in Section 368(a)(1)(A) of the Code, as augmented by the provisions of Section 368(a)(2)(E).

If the Company or AutoMax is not treated as a PFIC, a U.S. Holder that exchanges its AutoMax ordinary shares in the Merger for SciSparc ordinary shares and SciSparc pre-funded warrants should not recognize any gain or loss on such exchange, except to the extent of the value of any such pre-funded warrants. The aggregate adjusted tax basis of the SciSparc ordinary shares received in the Merger by a U.S. Holder should be equal to the adjusted tax basis of the AutoMax shares surrendered in exchange therefor. The holding period of the SciParc ordinary shares received in the Merger will include the holding period of the AutoMax shares surrendered in exchange therefor. The tax basis of any SciSparc pre-funded warrants received in the Merger will equal their value on the date of the Merger, and their holding period will commence on that date.

If the Company or AutoMax is treated as a PFIC, the tax consequences of the Merger to U.S. Holders should be similar to those described above. Under the Treasury Regulations, if the Merger otherwise qualifies as an A Reorganization (as augmented by Section 368(a)(2)(E)), the treatment of the Company or AutoMax as a PFIC would not adversely impact the tax consequences of the Merger to U.S. Holders, except that receipt of SciSparc pre-funded warrants might be treated as an “excess distribution”, as described below.

The tax matters described above are very complicated and U.S. Holders are urged to consult their tax advisors regarding the potential tax consequences to them if the Merger does not qualify as an A Reorganization.

PFIC Considerations in the Merger

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Cash may be treated as a passive asset for this purpose. Pursuant to the start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “Start-Up Year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation establishes to the satisfaction of the IRS that it will not be a PFIC for either of the first two taxable years following the Start-Up Year; and (3) the corporation is not in fact a PFIC for either of those years (the “Start-Up Exception”).

Following the Merger, the annual PFIC income and asset tests in respect of SciSparc will be applied based on the assets and activities of the combined business. To determine whether the PFIC asset test has been met, a calendar-year corporation generally divides the average of the values of passive assets at the end of each quarter by the average value of all assets at the end of each quarter. Based on the projected composition of SciSparc’s income and assets, SciSparc does not believe that it will be classified as a PFIC for its taxable year that includes the date of the Merger and in the foreseeable future. However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of AutoMax or SciSparc for any taxable year until after the close of the taxable year.

The rules related to PFICs discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisors concerning the application of the PFIC rules to their particular circumstances, including as a result of PFIC Elections that such U.S. Holders may have made (or may wish to make for the taxable year including the Merger).

Tax Consequences of Ownership and Disposition of SciSparc Ordinary Shares and SciSparc Pre-Funded Warrants

Dividends and Other Distributions on SciSparc Ordinary Shares (Pre-and Post-Merger)

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions on SciSparc ordinary shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from SciSparc’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of SciSparc’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its SciSparc ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the SciSparc ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SciSparc ordinary shares and SciSparc Pre-Funded Warrants.” SciSparc (which, as discussed above, should be a continuation of AutoMax for U.S. federal income tax purposes) may not maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is possible that the full amount of any distributions will be reported as dividends for U.S. federal income tax purposes. The amount of any distribution will include any amounts withheld by SciSparc (or another applicable withholding agent), which would include amounts expected to be payable in respect of Israeli income taxes, if any. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that SciSparc pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the SciSparc ordinary shares are readily tradable on an established securities market in the United States (which should include Nasdaq) or SciSparc is eligible for benefits of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), and SciSparc is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. The amount of any dividend distribution paid in Israeli dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Tax Consequences of Ownership and Disposition of SciSparc Ordinary Shares and SciSparc Pre-Funded Warrants

Dividends and Other Distributions on SciSparc Ordinary Shares (Pre-and Post-Merger)

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions on SciSparc ordinary shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from SciSparc’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of SciSparc’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its SciSparc ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the SciSparc ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SciSparc ordinary shares and SciSparc Pre-Funded Warrants.” SciSparc (which, as discussed above, should be a continuation of AutoMax for U.S. federal income tax purposes) may not maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is a dividend for U.S. federal income tax purposes. Thus, it is possible that the full amount of any distributions will be reported as dividends for U.S. federal income tax purposes. The amount of any distribution will include any amounts withheld by SciSparc (or another applicable withholding agent), which would include amounts expected to be payable in respect of Israeli income taxes, if any. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that SciSparc pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the SciSparc ordinary shares are readily tradable on an established securities market in the United States (which should include Nasdaq) or SciSparc is eligible for benefits of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), and SciSparc is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. The amount of any dividend distribution paid in Israeli dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, Israeli income taxes withheld from dividends on the SciSparc ordinary shares at a rate not exceeding the rate provided by the U.S.-Israel Tax Treaty generally will be eligible for credit against the U.S. treaty beneficiary’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any Israeli income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SciSparc Ordinary Shares and SciSparc Pre-Funded Warrants (Pre- and Post-Merger)

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of any SciSparc Ordinary Share or SciSparc pre-funded warrant, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such SciSparc Ordinary Share or SciSparc Warrant, as applicable (determined as described above or below), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such SciSparc Ordinary Share or SciSparc pre-funded warrant, as applicable, exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

This gain or loss generally will be treated as U.S. source gain or loss. Accordingly, in the event that any Israeli tax (including withholding tax) is imposed upon such sale, exchange or other taxable disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. In addition, there may be other limitations on utilizing foreign tax credits even if a U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

If SciSparc ordinary shares or SciSparc pre-funded warrants are sold, exchanged, or otherwise disposed of in a taxable transaction for Israeli shekels, the amount realized generally will be the U.S. dollar value of the Israeli shekels received based on the spot rate in effect on the date of sale, exchange, or other taxable disposition. If a U.S. Holder is a cash method taxpayer and the SciSparc ordinary shares or SciSparc pre-funded warrants are traded on an established securities market, Israeli shekels received will be translated into U.S. dollars at the spot rate on the settlement date of the taxable disposition. An accrual method taxpayer may elect the same treatment with respect to the taxable disposition of SciSparc ordinary shares or SciSparc pre-funded warrants traded on an established securities market, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Israeli shekels received on the taxable disposition of a SciSparc Ordinary Share or SciSparc pre-funded warrants generally will have a tax basis equal to its U.S. dollar value as determined pursuant to the rules above. Any gain or loss recognized by a U.S. Holder on a sale, exchange, or other taxable disposition of the Israeli shekels will be ordinary income or loss and generally will be U.S.-source gain or loss.

Exercise, Lapse or Redemption of a SciSparc Pre-Funded Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a SciSparc Ordinary Share on the exercise of a SciSparc pre-funded warrant for cash. A U.S. Holder’s tax basis in a SciSparc Ordinary Share received upon exercise of the SciSparc pre-funded warrant generally will equal the sum of the U.S. Holder’s tax basis in such SciSparc pre-funded warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the SciSparc Ordinary Share received will commence on the date of exercise of the SciSparc pre-funded warrant or the day following the date of exercise of the SciSparc pre-funded warrant; in either case, the holding period will not include the period during which the U.S. Holder held the SciSparc Warrant. If a SciSparc pre-funded warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the SciSparc pre-funded warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in SciSparc ordinary shares received generally should equal the U.S. Holder’s tax basis in the SciSparc pre-funded warrants exercised therefor. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the SciSparc ordinary shares received would be treated as commencing on the date of exercise of the SciSparc pre-funded warrants or the day following the date of exercise of the SciSparc pre-funded warrants; in either case, the holding period will not include the period during which the U.S. Holder held the SciSparc pre-funded warrants. If the cashless exercise were treated as a recapitalization, the holding period of the SciSparc ordinary shares received would include the holding period of the SciSparc pre-funded warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of SciSparc pre-funded warrants equal to the number of SciSparc ordinary shares having a value equal to the exercise price for the total number of SciSparc pre-funded warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the SciSparc pre-funded warrants deemed surrendered in an amount equal to the difference between the fair market value of the SciSparc ordinary shares that would have been received in a regular exercise of the SciSparc pre-funded warrants deemed surrendered and the U.S. Holder’s tax basis in the SciSparc pre-funded warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the SciSparc ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the SciSparc pre-funded warrants deemed exercised and the aggregate exercise price of such SciSparc pre-funded warrants. It is unclear whether a U.S. Holder’s holding period for the SciSparc ordinary shares would commence on the date of exercise of the SciSparc pre-funded warrants or the day following the date of exercise of the SciSparc pre-funded warrants; in either case, the holding period will not include the period during which the U.S. Holder held the SciSparc pre-funded warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to SciSparc ordinary shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of SciSparc ordinary shares and SciSparc pre-funded warrants could be materially different from that described above if SciSparc is treated as a PFIC for U.S. federal income tax purposes.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury Regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the SciSparc pre-funded warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the SciSparc pre-funded warrants.

Although the PFIC status of SciSparc is determined annually, an initial determination that SciSparc (or, before the Merger, AutoMax) is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or warrants in such company while such company was a PFIC, whether or not such company meets the test for PFIC status in those subsequent years. If AutoMax is determined to be a PFIC (for any taxable year) with respect to a U.S. Holder who exchanges AutoMax Ordinary in the Merger, and such U.S. Holder did not timely make any of the PFIC Elections with respect to such shares or warrants, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its SciSparc ordinary shares and SciSparc pre-funded warrants (which may include gain realized by reason of transfers of such shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the SciSparc ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for such shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Under these excess distribution rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the SciSparc ordinary shares and SciSparc pre-funded warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of SciSparc’s first taxable year in which SciSparc is a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if SciSparc is determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above with respect to SciSparc ordinary shares (but, under current law, not the SciSparc pre-funded warrants) by making (or having made) a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of SciSparc’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which SciSparc’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its SciSparc ordinary shares in a year after SciSparc’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) SciSparc ordinary shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s SciSparc ordinary shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such SciSparc ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the SciSparc ordinary shares.

Under current law, a U.S. Holder may not make a QEF election with respect to its SciSparc pre-funded warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such pre-funded warrants) and SciSparc were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired SciSparc ordinary shares (or has previously made a QEF election with respect to SciSparc ordinary shares), the QEF election will apply to the newly acquired SciSparc ordinary shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired SciSparc ordinary shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the SciSparc pre-funded warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from SciSparc. In general, if SciSparc determines that it was a PFIC in any taxable year, SciSparc will use commercially reasonable efforts to provide the statements and information (including a PFIC Annual Information Statement) necessary to enable U.S. Holders to make and comply with the requirements of QEF elections or to file a protective statement. However, there is no assurance that SciSparc will timely provide such required information. There is also no assurance that SciSparc will have timely knowledge of its status as a PFIC in the future or of such information in order for U.S. Holders to make or maintain a QEF election.

If a U.S. Holder has made a QEF election with respect to the SciSparc ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for SciSparc’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of SciSparc ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if SciSparc is a PFIC for any taxable year, a U.S. Holder of SciSparc ordinary shares that has made a QEF election will be currently taxed on its pro rata share of SciSparc’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if SciSparc is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to SciSparc ordinary shares for such a taxable year.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) SciSparc ordinary shares and for which SciSparc is determined to be a PFIC, such U.S. Holder generally will not be subject to the excess distribution rules described above with respect to its SciSparc ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its SciSparc ordinary shares at the end of its taxable year over its adjusted basis in its SciSparc ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its SciSparc ordinary shares over the fair market value of its SciSparc ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its SciSparc ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its SciSparc ordinary shares will be treated as ordinary income. Under current law, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which the SciSparc ordinary shares are intended to be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the SciSparc ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to SciSparc ordinary shares under their particular circumstances.

If SciSparc is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if SciSparc receives a distribution from, or dispose of all or part of SciSparc’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. In general, if SciSparc determines that it was a PFIC in any taxable year, SciSparc will use commercially reasonable efforts to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that SciSparc will have timely knowledge of the status of any such lower-tier PFIC. In addition, SciSparc may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance that SciSparc will be able to cause the lower-tier PFIC to provide such information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and PFIC Elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of SciSparc ordinary shares and SciSparc pre-funded warrants should consult their own tax advisors concerning the application of the PFIC rules to SciSparc ordinary shares and SciSparc pre-funded warrants under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to SciSparc. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include SciSparc ordinary shares and SciSparc pre-funded warrants if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in SciSparc ordinary shares and SciSparc pre-funded warrants.

Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. You should consult your tax advisor to determine the tax return obligations, if any, with respect to SciSparc ordinary shares, SciSparc pre-funded warrants, and the receipt of Israeli shekels in respect thereof, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Information Reporting and Backup Withholding

Dividend payments with respect to SciSparc ordinary shares and proceeds from the sale or exchange of SciSparc ordinary shares or SciSparc pre-funded warrants may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Nasdaq Stock Market Listing

SciSparc ordinary shares currently are listed on Nasdaq under the symbol “SPRC.” SciSparc has agreed to use its reasonable best efforts to maintain its existing listing on Nasdaq, and to obtain approval for listing on Nasdaq of the securities of SciSparc that AutoMax shareholders will be entitled to receive pursuant to the Merger. In addition, under the Merger Agreement, each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the existing securities of SciSparc must have been continually listed on Nasdaq, and SciSparc must have caused the securities of SciSparc to be issued in the Merger to be approved for listing on Nasdaq as of the closing of the Merger.

Prior to consummation of the Merger, SciSparc intends to file a listing of additional securities application with Nasdaq. If such application is accepted, SciSparc’s additional securities will be listed on Nasdaq following the closing of the Merger under its existing trading symbol “SPRC”.

Anticipated Accounting Treatment

SciSparc and AutoMax prepare their respective financial statements in accordance with IFRS. The Merger will be accounted for using the acquisition method of accounting, and SciSparc will be treated as the accounting acquirer. In identifying SciSparc as the acquiring entity for accounting purposes, SciSparc and AutoMax took into account a number of factors as of the date of this proxy statement/prospectus, including the estimate of the relative voting rights of all equity instruments in the combined company, the expected composition of senior management of the combined company and the expected corporate governance structure of the combined company. No single factor was the sole determinant in the overall conclusion that SciSparc is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Risk Allocation

The Merger Agreement contains representations and warranties that SciSparc and Merger Sub, on the one hand, and AutoMax, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While SciSparc and AutoMax do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about SciSparc, AutoMax or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between SciSparc and Merger Sub on the one hand, and AutoMax on the other hand, and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, Merger Sub will merge with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc.

Completion and Effectiveness of the Merger

The Merger will be completed as promptly as practicable after all of the conditions to completion of the Merger are satisfied or waived, including the approval of the shareholders of each of SciSparc and AutoMax. The Merger is anticipated to occur after the Special Meeting. However, SciSparc and AutoMax cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.

Merger Consideration

At the effective time, each outstanding share of AutoMax will be converted into the right to receive a number of SciSparc ordinary shares, in accordance with the Exchange Ratio.

The Merger Agreement does not provide for an adjustment to the total number of SciSparc ordinary shares that AutoMax shareholders will be entitled to receive for changes in the market price of SciSparc ordinary shares. Accordingly, the market value of the shares of SciSparc ordinary shares issued pursuant to the Merger will depend on the market value of the SciSparc ordinary shares at the time the Merger closes and could vary significantly from the market value of the SciSparc ordinary shares on the date of this proxy statement/prospectus.

At the effective time of the Merger, AutoMax shareholders will receive SciSparc ordinary shares in exchange for AutoMax shares held by them in an amount equal to the number of AutoMax shares held by each AutoMax shareholder multiplied by the Exchange Ratio. Certain AutoMax shareholders will receive pre-funded warrants exercisable into SciSparc’s ordinary shares. No fractional SciSparc ordinary shares will be issued in connection with the Merger. Instead, each AutoMax shareholder who otherwise would be entitled to receive a fractional SciSparc ordinary share (after aggregating all fractional SciSparc ordinary shares issuable to such shareholder) will receive such amount rounded to the nearest whole number of SciSparc ordinary shares.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders (and its advisor in connection with the Merger) are expected to own approximately 49.99% of SciSparc’s share capital and SciSparc’s shareholders are expected to own approximately 50.01% of SciSparc’s share capital, on fully-diluted basis (subject to certain exceptions).

The Exchange Ratio is the result of the following calculation: the number of the SciSparc outstanding shares on fully-diluted basis (subject to certain exceptions) divided by 0.5001 multiplied by 0.4749 divided by (the number of the AutoMax Outstanding Shares less the number of the AutoMax ordinary shares held by SciSparc); so that, in any event, immediately following the effective time, holders of AutoMax outstanding shares (other than SciSparc) will hold together 49.99% of SciSparc’s share capital, on a fully-diluted basis (subject to certain exceptions), immediately following the effective time.

Treatment of AutoMax Warrants, Options, Series B Bonds, and Series C Bonds

As a result of the Merger, each AutoMax warrant, option and certain convertible rights that had resulted from a prior AutoMax transaction (in each case, whether or not vested) that is outstanding and unexercised immediately prior to the effective time, shall be cancelled immediately prior to the effective time for no consideration.

According to the terms of AutoMax’s Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025 NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

On May 19, 2025, the Series C Bonds, were issued and began trading on the TASE. According to the terms of the Series C Bonds and the Series C Bonds Trust Deed, the Series C Bonds are due for repayment in four (4) unequal annual installments, which will be paid annually from December 31, 2026 until December 31, 2029, such that the first payment will constitute 5% of the principal, the second and third payments will constitute 10% each of the principal, and the fourth payment will constitute 75% of the principal. The Series C Bonds bear fixed annual interest at a rate of 8% per annum. The interest will be paid on each June 30 and December 31, from 2026 to 2029. As of May 23, 2025, NIS 74,353 thousand, approximately ($20,260 thousand) in principal amount of Series C Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Directors and Officers of SciSparc Following the Merger

Following the closing of the Merger, Mr. Oz Adler will serve as the combined company’s Chief Executive Officer and Chief Financial Officer. Additionally, following the closing, the board of directors of the combined company is expected to initially consist of six (6) directors and will be comprised of two (2) members designated by AutoMax and four (4) members designated by SciSparc. The composition of the combined company’s board of directors following the effective time of the Merger is expected to satisfy the requisite independence requirements, as well as the sophistication and independence requirements for the required committees, pursuant to Nasdaq listing requirements. For more information regarding the composition of board of directors following the Merger, please see the section entitled “Directors and Officers of SciSparc Following the Merger” in this proxy statement/prospectus.

Conditions to the Completion of the Merger

The closing of the Merger is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ shareholders, (ii) Court Approval (as defined in the Merger Agreement) in accordance with the Israeli Companies Law, including in accordance with Sections 350 and 351 of the Companies Law and exempting, among others, SciSparc from the requirement to publish a prospectus in Israel; (iii) this Registration Statement having been declared effective; (iv) the accuracy of the representations and warranties, subject to certain materiality qualifications, (v) compliance by the parties with their respective covenants, (vi) no law or order preventing the Merger and related transactions, (vii) the listing of the ordinary shares on Nasdaq, (viii) certain minimum requirements of net cash (as defined in the Merger Agreement) held by SciSparc at the time of closing, and (ix) receipt of the 104H Tax Ruling or Interim 104H Tax Ruling in Israel, both of which were received. For more information, please see the section entitled “The Merger — Certain Material Israeli Income Tax Consequences of the Merger”.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of SciSparc, Merger Sub and AutoMax for a transaction of this type relating to, among other things:

●	corporate organization and power, and similar corporate matters;

●	subsidiaries;

●	authority to enter into the Merger Agreement and the related agreements;

●	votes required for completion of the Merger and approval of the proposals that will come before the Special Meeting and that will be the subject of the AutoMax shareholder approval;

●	except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the Merger would not contravene or require the consent of any third party;

●	capitalization;

●	financial statements and with respect to SciSparc, documents filed with the SEC and the accuracy of information contained in those documents;

●	the absence of material changes or events;

●	liabilities and absence of undisclosed liabilities;

●	title to assets;

●	real property and leaseholds;

●	intellectual property;

●	material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

●	regulatory compliance, permits and restrictions;

●	legal proceedings and orders;

●	tax matters;

●	labor, employment, and employee benefit plans;

●	environmental matters;

●	insurance;

●	any brokerage or finder’s fee or other fee or commission in connection with the Merger;

●	transactions with affiliates;

●	anti-bribery;

●	with respect to SciSparc, the valid issuance in the Merger of the SciSparc ordinary shares;

●	with respect to SciSparc, receipt of an opinion from its financial advisor; or

●	an assertion that no other representations and warranties, except as set forth in the Merger Agreement, are being given to the other party.

The representations and warranties of AutoMax, SciSparc and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the effective time of the Merger, and only the covenants that by their terms survive the effective time and certain miscellaneous provisions of the Merger Agreement will survive the effective time.

Non-Solicitation

Both SciSparc and AutoMax and their representatives are prohibited by the terms of the Merger Agreement from (i) soliciting, initiating, responding to or taking any action to or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) furnishing any non-public information to any person in connection with or in response to an acquisition proposal or acquisition inquiry; (iii) engaging in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry; (iv) approving, endorsing or recommending any acquisition proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction; or (vi) publicly proposing to do any of the foregoing.

Pursuant to the terms of the Merger Agreement, each of SciSparc and AutoMax will immediately cease any existing discussions, negotiations and communications with any person relating to any acquisition proposal or acquisition inquiry as of the date of the Merger Agreement and request the destruction or return of any of such party’s (or its subsidiary’s) nonpublic information.

If SciSparc or AutoMax, or any of their respective representatives, receives an acquisition proposal or acquisition inquiry prior to the closing of the Merger, then such party will (within one business day of such part becoming aware of such acquisition proposal or acquisition inquiry) advise the other party orally and in writing of such acquisition proposal or acquisition inquiry (including the identity of the person making such acquisition proposal or acquisition inquiry, and the material terms of the acquisition proposal or acquisition inquiry).

An acquisition proposal means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made between the parties) contemplating or otherwise relating to any acquisition transaction with such party.

An acquisition inquiry means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made between the parties) with respect to or that is reasonably likely to lead to an acquisition proposal.

An acquisition transaction means any transaction or series of related transactions involving:

●	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and its rules) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

●	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

SciSparc Special Meeting

Pursuant to the Merger Agreement, as promptly as reasonably practicable after the filing of the definitive proxy statement, SciSparc will take all action necessary under applicable law to call, give notice of and hold a Special Meeting of the holders of SciSparc ordinary shares to vote on the Resolutions. SciSparc will take reasonable measures to ensure that all proxies solicited in connection with the Special Meeting are solicited in compliance with all applicable law. If, on or before the date of the Special Meeting, SciSparc reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals or (ii) will not have sufficient SciSparc ordinary shares represented to constitute a quorum necessary to conduct the business of the Special Meeting, SciSparc may postpone or adjourn, or make one or more successive postponements or adjournments of, the Special Meeting by up to 90 calendar days.

SciSparc agreed that, subject to certain exceptions in the Merger Agreement: (i) the SciSparc board of directors will recommend that the holders of SciSparc ordinary shares vote to approve the Resolutions; (ii) this proxy statement/prospectus would include a statement to the effect that the SciSparc board of directors recommends that SciSparc’s shareholders vote to approve the Resolutions, or the SciSparc Board Recommendation; and (iii) the SciSparc Board Recommendation would not be withheld, amended, withdrawn or modified (and the SciSparc board of directors would not publicly propose to withhold, amend, withdraw or modify its recommendations without AutoMax’s prior written consent (the actions set forth in the foregoing clause (iii), collectively, hereinafter referred to as an SciSparc Board Recommendation Change).

Covenants; Conduct of Business Pending the Merger

AutoMax agreed that it will conduct its business in the ordinary course in accordance with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. AutoMax also agreed that, subject to certain limited exceptions, without the consent of SciSparc, it will not, during the period prior to consummation of the Merger:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its share capital or make any other actual, constructive or deemed distribution in respect of AutoMax’s share capital, or directly or indirectly acquire, or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under AutoMax’s share incentive plan in accordance with their current terms);

●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (i) any share capital or other security of AutoMax (except for outstanding AutoMax ordinary shares issued upon the valid exercise of AutoMax options); (ii) any option, warrant or right to acquire any share capital or any other security, other than option grants to employees and service providers; or (iii) any instrument convertible into or exchangeable for any share capital or other security of AutoMax;

●	except as required to give effect to anything in contemplation of the closing of the Merger, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, certain transactions contemplated by the Merger Agreement;

●	propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of AutoMax, or elect or appoint any new directors or executive officers of AutoMax, except for the transactions contemplated by the Merger Agreement and actions and resolutions adopted in the course of its implementation;

●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture, strategic alliance or partnership with any other entity;

●	acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (i) any business or other person or (ii) any assets that are material, individually or in the aggregate, to AutoMax; or (iii) other than in the ordinary course of business, sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of AutoMax, which are material to AutoMax, except for purchases of inventory, services or supplies in the ordinary course of business;

●	(i) lend money to any person (except for the advance of expenses to employees, directors and consultants in the ordinary course of business), (ii) incur or guarantee any indebtedness for borrowed money, or (iii) guarantee any debt securities of others;

●	recognize any labor union, labor organization, or similar person;

●	enter into any material transaction other than in the ordinary course of business;

●	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

●	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

●	make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable (subject to good faith disputes with respect to such taxes), file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

●	enter into, materially amend or terminate any material contract, except if such execution, amendment or termination is in the ordinary course of business;

●	(i) except in the ordinary course of business, make any expenditures, incur any liabilities, settle or discharge or satisfy any claims, litigation, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or liabilities, or (ii) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (iii) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

●	enter into, engage in or amend any transaction or contract with any interested parties (Ba’alay Inyan), except as required for the consummation of the closing of the Merger;

●	other than as required by law or IFRS, take any action to change accounting policies or procedures;

●	cancel or fail to in good faith seek to renew any material insurance policies;

●	apply for or accept (i) any government grant from the IIA or any other Israeli governmental authority, or (ii) any material government Grants from any other governmental authority;

●	initiate or settle, compromise, or agree to settle any legal proceeding; or

●	agree, resolve or commit to do any of the foregoing.

SciSparc agreed that it will conduct its business in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. SciSparc also agreed that, subject to certain limited exceptions, without the consent of AutoMax, it will not, during the period prior to the consummation of the Merger:

●	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares or make any other actual, constructive or deemed distribution in respect of SciSparc’s share capital, except for cash dividends made by any direct or indirect subsidiary of SciSparc to SciSparc or one of its subsidiaries, or directly or indirectly acquire, repurchase, redeem or otherwise reacquire any of its shares or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under SciSparc’s share incentive plans and in accordance with their current terms);

●	sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (i) any shares or other security of SciSparc (except for SciSparc ordinary shares issued upon the valid exercise of outstanding SciSparc options, restricted share units or warrants); (ii) any option, warrant or right to acquire any shares or any other security; or (iii) any instrument convertible into or exchangeable for any shares or other security of SciSparc;

●	except as required to give effect to anything in contemplation of the closing of the Merger, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and as permitted by the Merger Agreement;

●	propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SciSparc or any of its Subsidiaries, or elect or appoint any new directors or executive officers of SciSparc, except for the transactions contemplated by the Merger Agreement and actions and resolutions adopted in the course of its implementation;

●	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture, strategic alliance or partnership with any other entity;

●	acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (i) any business or other person or (ii) any assets that are material, individually or in the aggregate, to SciSparc and its subsidiaries, taken as a whole; or (iii) sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of SciSparc or its subsidiaries, which are material to SciSparc and its subsidiaries, taken as a whole;

●	(i) lend money to any person, (ii) incur or guarantee any indebtedness for borrowed money, (iii) guarantee any debt securities of others, or (iv) make any capital expenditure in excess of the budgeted capital expenditure amounts set forth in SciSparc’s operating budget set forth in the disclosure schedules to the Merger Agreement;

●	other than as required by applicable law or the terms of any SciSparc benefit plan as in effect on the date of the Merger Agreement: (i) adopt, terminate, establish or enter into any SciSparc benefit plan; (ii) cause or permit any SciSparc benefit plan to be amended in any material respect; (iii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to any of its directors, officers or employees; (iv) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (v) hire, terminate or give notice of termination to any officer or employee whose annual base salary is or is expected to be more than $25,000 per year;

●	recognize any labor union, labor organization, or similar person;

●	enter into any material transaction;

●	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

●	sell, assign, transfer, license, sublicense or otherwise dispose of any material SciSparc intellectual property;

●	make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable (subject to good faith disputes with respect to such taxes), file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

●	enter into, materially amend or terminate any material contract;

●	(i) except as otherwise set forth in SciSparc’s operating budget, make any expenditures, incur any liabilities, settle, discharge or satisfy any claims, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or liabilities, in each case, in amounts that exceed the aggregate amount of the budget by $200,000, or (ii) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $200,000, or (iii) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

●	enter into, engage in or amend any transaction or contract with any interested parties (Ba’alay Inyan);

●	other than as required by law or IFRS, take any action to change accounting policies or procedures;

●	cancel or fail to in good faith seek to renew any material insurance policies;

●	apply for or accept (i) any government grant from the IIA or any other Israeli governmental authority, or (ii) any material government grants from any other governmental authority;

●	initiate, settle, compromise, or agree to or settle any claims or legal proceeding; or

●	agree, resolve or commit to do any of the foregoing.

Termination

The Merger Agreement may be terminated prior to the effective time of the Merger (whether before or after approval of the SciSparc Shareholder Matters by SciSparc’s shareholder and whether before or after approval of the Company Shareholder Matters (as defined therein) by AutoMax’s shareholders, unless otherwise specified below):

●	at any time prior to the effective time of the Merger, by mutual written consent of SciSparc and AutoMax;

●	by either SciSparc or AutoMax if the Merger was not consummated by March 31, 2025, which may be extended by mutual consent of SciSparc and AutoMax;

●	by either SciSparc or AutoMax if a court of competent jurisdiction or other governmental body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions, as defined in the Merger Agreement;

●	by either SciSparc or AutoMax if: (i) the shareholders’ meeting of SciSparc, including any adjournments and postponements thereof shall have been held and completed and SciSparc’s shareholders shall have taken a final vote on the SciSparc Shareholder Matters and (ii) the SciSparc Shareholder Matters shall not have been approved at the such shareholders’ meeting of SciSparc, or at any adjournment or postponement thereof, by the required SciSparc shareholder vote; provided, that SciSparc may not terminate the Merger Agreement if SciSparc’s breach of its obligations thereunder was the principal factor contributing to the failure to have obtained the approval of its shareholders of the SciSparc Shareholder Matters at the shareholders’ meeting of SciSparc, including any adjournments and postponements thereof;

●	by SciSparc (at any time prior to AutoMax’s required shareholder approval being obtained) if a Company Triggering Event (as defined in the Merger Agreement) shall have occurred;

●	by AutoMax (at any time prior to AutoMax’s required shareholder approval being obtained) if a Parent Triggering Event (as defined in the Merger Agreement) shall have occurred;

●	by AutoMax, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by SciSparc or Merger Sub or if any representation or warranty of SciSparc or Merger Sub shall have become inaccurate, in either case, such that certain closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that AutoMax is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in SciSparc’s or Merger Sub’s representations and warranties or breach by SciSparc or Merger Sub is curable by the End Date (as defined in the Merger Agreement) by SciSparc or Merger Sub, then the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from AutoMax to SciSparc or Merger Sub of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy if such breach by SciSparc or Merger Sub is cured prior to such termination becoming effective);

●	by SciSparc, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by AutoMax or if any representation or warranty of AutoMax shall have become inaccurate, in either case, such that certain closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that SciSparc is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in AutoMax’s representations and warranties or breach by AutoMax is curable by the End Date by AutoMax then the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from SciSparc to AutoMax of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy if such breach by AutoMax is cured prior to such termination becoming effective);

●	by AutoMax, if SciSparc’s net cash at the anticipated closing date of the Merger is less than $4,250,000 (less any amount owned by AutoMax to SciSparc under any loan agreement between the parties).

In the event that the Merger Agreement is terminated, neither party is required to pay a termination fee to the other party.

AGREEMENTS RELATED TO THE MERGER

AutoMax Shareholder Support Agreement

In connection with the execution of the Merger Agreement, certain shareholders of AutoMax entered into the AutoMax Shareholder Support Agreement, covering approximately 55.56% of the outstanding shares of AutoMax. The AutoMax Shareholder Support Agreement provides, among other things, that the shareholders party to the AutoMax Shareholder Support Agreement will vote all of the shares of AutoMax held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Indemnification Agreement

In connection with the Merger, and subject to approval of Proposal No. 2 in the Special Meeting, to approve the form of Indemnification Agreement for directors and officers of SciSparc, SciSparc plans to enter into Indemnification Agreements with each of the directors and officers, following the effective time of the Merger. The Indemnification Agreements and the Amended and Restated Articles of Association permit SciSparc to exculpate, indemnify and ensure its directors and officeholders to the fullest extent permitted by the Companies Law. As such, the Indemnification Agreements will allow SciSparc to indemnify its directors and office holders for any obligation imposed on them or expense spent by them as a result of their capacity as directors or executive officers of SciSparc.

The entry into the Indemnification Agreements will allow the combined company to attract and retain highly qualified directors and officers.

Form of Pre-Funded Warrant

The Merger Agreement contains an ownership limitation, stating that no AutoMax shareholder may beneficially own over 9.99% of SciSparc ordinary shares. As a result of the Exchange Ratio, certain AutoMax shareholders would be considered to hold over 9.99% of SciSparc’s share capital following the merger. In lieu of shares, such AutoMax Shareholders will receive pre-funded warrants to purchase SciSparc’s ordinary shares. Each SciSparc pre-funded warrant will be exercisable for $0.001 per each SciSparc ordinary share. The pre-funded warrants will be registered in the SciSparc books and upon exercise of the pre-funded warrants, the ordinary shares underlying such exercised pre-funded warrants will be listed for trading on any stock exchange or trading market.

Bridge Loan, Amendment to Bridge Loan, Second Amendment to the Bridge Loan, and the Third Amendment to Bridge Loan

On January 14, 2024, SciSparc entered, as lender, into a bridge loan agreement with AutoMax, pursuant to which AutoMax received a Bridge Loan in the amount of $1.4 million. On June 9, 2024, SciSparc entered, as lender, into the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million. On September 5, 2024, SciSparc entered into the Second Amendment, pursuant to which SciSparc extended an additional loan in the amount of $1.85 million bringing the total Loan Amount to $4.25 million.  During the month of September 2024, SciSparc provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such as that on the closing date of the Merger, SciSparc will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning December 1, 2024 and ending on the effective date of the Merger. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc.

The Bridge Loan, the Amended Bridge Loan and the Second Amendment, state that the principal amount of the Bridge Loan, the Amended Bridge Loan, and the Second Amendment, will bear interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated prior to the repayment date), compounded annually. The Bridge Loan, the Amended Bridge Loan, and the Second Amendment, together with any accrued interest, or the Owed Amount, may be repaid in part or in whole at the discretion of the AutoMax prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (i) the closing of the Merger, in which the Owed Amount shall be deemed a part of, and set-off against, the Closing Financing Amount SciSparc; or (ii) if the definitive agreement for the Merger is terminated, in accordance with its terms, within three months from such termination date.

On May 8, 2025, SciSparc entered into the Third Amendment, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Loan Amount will also be subordinated to AutoMax’s Series C Bonds, issued and traded on the TASE.

Merger Agreement Addendum

On August 14, 2024, SciSparc and AutoMax entered into the Merger Agreement Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024.

Merger Agreement Second Addendum

On November 26, 2024, SciSparc and AutoMax entered into the Merger Agreement Second Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025.

Merger Agreement Third Addendum

On March 27, 2025, the parties entered into the Merger Agreement Third Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025, and the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio.

Merger Agreement Fourth Addendum

On May 8, 2025, the parties entered into the Merger Agreement Fourth Addendum, pursuant to which the definition of “Bondholders” was revised to include holders of AutoMax’s Series C Bonds.

Additional Loan Agreement and Deed of Assignment

On February 25, 2025, SciSparc entered into a Deed of Assignment, or the Deed, with AutoMax and three investors. Pursuant to the Deed, SciSparc assigned part of the Subscription Amount (as defined below) in the amount of $2 million to AutoMax in lieu of making the payment under a loan agreement, or the Additional Loan Agreement, to which SciSparc entered into with AutoMax on February 24, 2025. Pursuant to the Additional Loan Agreement, SciSparc extended to AutoMax a loan in the amount of $2 million, or the Additional Loan Amount. The Additional Loan Amount is due and payable on a monthly basis, as follows: (i) each month subsequent to February 24, 2025, AutoMax shall pay $50,000, or the Monthly Payment, and the interest of 8% per annum accrued on the outstanding Additional Loan Amount up to the payment date; and (ii) upon the consummation of the Merger, the remaining interest on the Additional Loan Amount shall be cancelled and forgiven, and AutoMax shall continue making Monthly Payments towards the remaining outstanding and due Additional Loan Amount. To secure repayment of the Additional Loan Amount, AutoMax Hasharon shares held by Global AutoMax were pledged in favor of SciSparc with a first-degree permanent lien.

Consulting Agreement

SciSparc has entered into a consulting agreement with Pure Capital Ltd., or Pure Capital, on December 1, 2020, as amended on August 15, 2024, for the provision of business development and strategic consulting services, including ongoing consulting to SciSparc, its management and its chief executive officer in the following fields: M&A, investment activities, and SciSparc’s position in the capital markets, for a monthly fee of $30,000 (plus VAT), per month, and entitlement to bonus payments upon consummation of business opportunities achieved with the assistance of Pure Capital. In addition, on February 12, 2025, SciSparc’s board of directors approved, that in connection with and contingent upon the closing of the Merger, Pure Capital will be entitled to a cash bonus of $1,153,000.

MATTERS BEING SUBMITTED TO A VOTE OF SciSparc SHAREHOLDERS

Proposal No. 1

Approval of the consummation of the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of SciSparc ordinary shares and the pre-funded warrants at the effective time of the Merger to the shareholders of AutoMax.

At the Special Meeting, SciSparc shareholders will be asked to approve the consummation of the merger of Merger Sub with and into AutoMax, with AutoMax surviving as a wholly-owned subsidiary of SciSparc, and ordinary shares (and pre-funded warrants) of SciSparc will be issued to the AutoMax shareholders at the effective time of such Merger, as contemplated by the Merger Agreement.

Under the Exchange Ratio formula in the Merger Agreement, at the effective time of the Merger and before accounting for the financing transaction discussed below, the AutoMax shareholders (and its Advisor in connection with the Merger) are expected to own approximately 49.99% of the aggregate number of SciSparc’s share capital, on a fully-diluted basis, and the shareholders of SciSparc immediately before the Merger are expected to own approximately 50.01% of the aggregate number of SciSparc’s share capital, on a fully-diluted basis. The Merger has been unanimously approved by the boards of directors of both companies and is expected to close in 2025, subject to approval of SciSparc’s shareholders as well as other customary conditions.

SciSparc expects that the combined company will take advantage of the potential benefits resulting from the combination of SciSparc’s U.S. public company structure with the AutoMax’s business. After consummation of the Merger, SciSparc anticipates that it will continue to search for ways to maximize shareholder value, both within and outside of the pharmaceutical segment. SciSparc may opt to sell, assign, convey and transfer certain pharma assets or participate in a spin-off, pursuant to the Spin-Off LOI entered into on July 8, 2024 and amended on December 16, 2024, and March 28, 2025, including of its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals Inc. to Miza, a publicly traded company on the TSXV.

According to the Merger Agreement, upon the effective time of the Merger, each of Mr. Alon Dayan, Mr. Lior Vider and Mr. Itschak Shrem, will resign from SciSparc’s board of directors, and the designees of AutoMax, subject to each designees election at the Special Meeting, will be assigned to two separate classes, whereby one such designee will be assigned to Class I with a term of office expiring at the annual general meeting of SciSparc to be held in 2027 and the other such designee will be assigned to Class III with a term of office expiring at the annual general meeting of SciSparc to be held in 2026.

The terms of, reasons for, and other aspects of the Merger Agreement, the Merger and the issuance of SciSparc ordinary shares and pre-funded warrants in the Merger are described in detail in the other sections in this proxy statement/prospectus.

THE SCISPARC BOARD OF DIRECTORS RECOMMENDS THAT THE SCISPARC
SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 1.

Proposal No. 2

Approval of the form of Indemnification Agreement for directors and officers of SciSparc

General

Our Amended and Restated Articles of Association permit us to exculpate, indemnify and ensure our directors and officeholders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our current directors and office holders undertaking to indemnify them for any obligation imposed on them or expense spent by them as a result of their capacity as directors or executive officers of the Company. As part of the Merger, SciSparc shall enter into new Indemnification Agreements with each of our current directors and office holders, and the designees of AutoMax, each, an Office Holder, and together, the Office Holders.

In light of our interest in continuing to attract and retain highly qualified directors and executive officers and due to an increasing difficulty in obtaining a fit insurance policy for our directors and executive officers, the increasing cost of obtaining such insurance and our current market valuation of the Company, our compensation committee and board of directors concluded that it is in our best interest and that of our shareholders to enter into and execute with each Office Holder an Indemnification Agreement in the form attached as Annex C to this proxy statement/prospectus.

Additionally, our compensation committee and board of directors believe that approval of the form of Indemnification Agreement is in the best interests of our shareholders, as it will enable the combined company to attract and retain highly qualified directors and officers. Our board of directors has further determined that based on the ongoing and planned activity to be performed by the combined company, the events listed in the Indemnification Agreement are reasonably anticipated, and that the amounts stated in the Indemnification Agreement are reasonable.

In light of the foregoing, our compensation committee and board of directors recommended that the shareholders approve the form of Indemnification Agreement for directors and officers of SciSparc, attached as Annex C to this proxy statement/prospectus, effective upon the close of the Special Meeting, and authorize the execution and delivery of such Indemnification Agreement with all office holders of SciSparc to be in office immediately following the close of the Special Meeting or thereafter elected or appointed as an office holder of the Company.

Under the Companies Law, the adoption of the proposed resolution requires the approval of the compensation committee, board of directors and shareholders, in that order.

THE SCISPARC BOARD OF DIRECTORS RECOMMENDS THAT SCISPARC SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE FORM OF INDEMNIFICATION AGREEMENT BETWEEN SCISPARC AND ITS OFFICE HOLDERS.

Proposal No. 3

Approval of a one-time cash bonus to SciSparc’s Chief Executive Officer, Chairman and President

At the Special Meeting, shareholders will be asked to approve a one-time bonus to SciSparc’s Chief Executive Officer, Chairman and President, which bonus shall be subject to and contingent upon the approval of Proposal No. 1, and the closing of the Merger.

Under the Companies Law, the compensation of directors and officers must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, the board of directors and shareholders, in that order. Our compensation policy expired on February 9, 2025, and we plan to propose to our shareholders at our next annual general meeting to be held in 2025 (before the closing of the Merger), to readopt the compensation policy in substantially the same form as our previous compensation policy, to be in effect for a period of three years from the date of its approval, in accordance with the Companies Law, or the Compensation Policy. The compensation committee and the board of directors have reviewed, discussed and approved the proposed bonuses as detailed hereunder, in light of our Compensation Policy, and noted that Mr. Adler’s bonus is in line with the terms and conditions of SciSparc’s Compensation Policy; however, Mr. Weiss’s and Mr. Shrem’s bonuses are not in line with the terms and conditions of the Compensation Policy.

SciSparc’s Compensation Policy states that SciSparc may grant its Chief Executive Officer a special bonus as an award for special achievements (such as in connection with mergers and acquisitions) or as a retention award, at the compensation committee’s and the board of directors’ discretion, subject to any additional approval as may be required by the Companies Law, or the Special Bonus. According to SciSparc’s Compensation Policy, any such Special Bonus will not exceed 200% of the Chief Executive Officer’s annual base salary. However, SciSparc’s Compensation Policy does not provide for the grant of special bonuses to the Chairman or the President. Therefore, and in light of the lapse of the Compensation Policy, in considering the bonuses for the Chairman, the President, and the Chief Executive Officer, the compensation committee and the board of directors also considered certain factors as required by the Companies Law. In addition, the compensation committee and the board of directors considered SciSparc’s cash position, the Chairman’s, President’s, and Chief Executive Officer’s efforts relating to the transactions contemplated under the Merger, and the fact that the bonuses will only be distributed contingent upon the consummation of the Merger.

SciSparc’s President, Mr. Itschak Shrem, and Chairman of the board of directors, Mr. Amitay Weiss, both currently receive a monthly service fee of NIS 52,500 (approximately $14,500), and received a grant of options to purchase 1,196 ordinary shares and a grant of 200,000 restricted share units under the SciSparc 2023 Share Incentive Plan. In addition, they are entitled to receive an annual bonus of up to 6 monthly fees and up to 8 monthly fees in the event of over-achievement. Such bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and compensation committee, and are subject to approval annually by our board of directors.

SciSparc’s Chief Executive Officer and Chief Financial Officer, Mr. Oz Adler, currently receives a monthly fee of NIS 55,000 (approximately $15,230), customary social benefits, reimbursement of travel and other business expenses, and received a grant of options to purchase 1,196 ordinary shares and a grant of 200,000 restricted shares units under the SciSparc 2023 Share Incentive Plan. Mr. Adler is also entitled to receive an annual bonus of up to 6 monthly salaries and up to 8 monthly salaries in the event of over-achievement. Such bonus is based on pre-determined targets as set by our board of directors, following the recommendation of our compensation committee.

It is proposed that in connection with the closing of the Merger, as a reward for their individual contribution on its execution, Mr. Adler, SciSparc’s Chief Executive Officer, will receive a one-time cash bonus of $315,000, Mr. Weiss, SciSparc’s Chairman of the board of directors, will receive a one-time cash bonus of $150,000, and Mr. Shrem, SciSparc’s President will receive a one-time cash bonus in an amount of $50,000.

The compensation committee and board of directors of SciSparc believe that the proposed bonuses are designed to appropriately incentivize these officers to realize and maximize the benefits of the Restructuring Plan, including the Merger Agreement, and hold our executive officers accountable for executing on the Restructuring Plan. As a result, SciSparc believes that the bonus structure aligns the proposed compensation with shareholder interests.

THE SCISPARC BOARD OF DIRECTORS RECOMMENDS THAT SCISPARC SHAREHOLDERS
VOTE “FOR” PROPOSAL NO. 3 TO APPROVE A ONE-TIME CASH BONUS TO SCISPARC’S CHIEF EXECUTIVE OFFICER, CHAIRMAN AND PRESIDENT.

Proposal No. 4

Approval of Election of Each of Tomer Levy and Yaarah Alfi and Ratification of Classes, Subject to Approval of Proposal No. 1

Background

Election of Tomer Levy and Yaarah Alfi

According to Section 5.3(a)(iv) of the Merger Agreement, SciSparc is required to seek the approval of its shareholders to elect two designees of AutoMax to its Board, which election shall enter into effect contingent upon the closing of the Merger and upon the effective time of the Merger.

AutoMax has submitted the candidacy of Mr. Tomer Levy and Ms. Yaarah Alfi as the AutoMax designees in accordance with Section 5.3(a)(iv) of the Merger Agreement.

At the Special Meeting, shareholders of SciSparc will be asked to elect each of Mr. Tomer Levy and Ms. Yaarah Alfi as directors of the Company, which election shall be subject to and contingent upon the approval of Proposal No. 1.

In accordance with the Companies Law, each of Mr. Tomer Levy and Ms. Yaarah Alfi has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of SciSparc, taking into account the special needs of SciSparc.

Biographical information concerning Mr. Tomer Levy and Ms. Yaarah Alfi is set forth below:

Mr. Tomer Levy, has been serving as VP Business Development and Headquarters and director of AutoMax since March 2021. Prior to that, between May 2017 and March 2021, Mr. Levy served as Global AutoMax’s VP Business Development and Headquarters. Mr. Levy has experience in a wide variety of managerial roles.

Ms. Yaarah Alfi, has been serving as chief financial executive of AutoMax and its subsidiaries since March 2021. Ms. Alfi previously served as controller for Global AutoMax from January 2018 until March 2021. Between 2015 and 2018, Ms. Alfi was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Additionally, Ms. Alfi has experience in a wide variety of managerial, financial, tax and accounting roles. Ms. Alfi holds a B.A. in Accounting and Business management from The College of Management, Israel and is a certified public accountant.

Ratification of Classes

Furthermore, the Merger Agreement provides that such designees of AutoMax must be assigned to classes within our Board’s staggered structure such that one such designee will be elected for a three year term and the other such designee will be elected for a two year term.

Our Board currently consists of seven directors who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay and their terms will expire at our annual general meeting of shareholders to be held in 2027;

●	the Class II directors consist of Mr. Lior Vider, Mr. Alon Dayan and Mr. Moshe Revach and their terms expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at the annual general meeting of shareholders to be held in 2026.

Upon the effective time of the Merger, each of Mr. Lior Vider, Mr. Alon Dayan and Mr. Itschak Shrem will resign as members of the Board.

In order to comply with our Articles of Association, which requires that members of the Board be classified into three classes as nearly equal in number as practicable, and the terms of the Merger Agreement, shareholders will be asked to reclassify the class structure of our Board in accordance with the following:

●	the Class I directors consist of Ms. Liat Sidi and Ms. Yaarah Alfi and their terms will expire at our annual general meeting of shareholders to be held in 2027;

●	the Class II directors consist of Mr. Amnon Ben Shay and Mr. Moshe Revach and their terms expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Tomer Levy and their terms will expire at the annual general meeting of shareholders to be held in 2026.

For the avoidance of any doubt, SciSparc’s shareholders will be asked at the Special Meeting to vote in favor of the election of Mr. Tomer Levy, Ms. Yaarah Alfi and the ratification of the classes of our Board in one single proposal such that each of the foregoing actions will only enter into effect if Proposal No. 1 is approved at the Special Meeting.

THE SCISPARC BOARD OF DIRECTORS RECOMMENDS THAT SCISPARC SHAREHOLDERS
VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE ELECTION OF EACH OF TOMER LEVY AND YAARAH ALFI, AND RATIFICATION OF CLASSES, SUBJECT TO APPROVAL OF PROPOSAL NO. 1.

SciSparc BUSINESS

History and Development of the Company

The Company’s legal and commercial name is SciSparc Ltd. SciSparc was incorporated in the State of Israel on August 23, 2004, and is subject to the Companies Law. SciSparc’s registered office and principal place of business is located at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel. SciSparc’s telephone number in Israel is: +972-73-3447180.

SciSparc’s website address is http://www.scisparc.com. The information contained on SciSparc’s website or available through its website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to its website in this prospectus is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. SciSparc’s filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

SciSparc is a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. SciSparc’s status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC, including the proxy rules and the short-swing profits recapture rules. In addition, it will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

SciSparc’s capital expenditures for 2024, 2023 and 2022 amounted to $0, $0 and $9,200, respectively. These expenditures were primarily for purchases of fixed assets. SciSparc’s purchases of fixed assets primarily include, computers, and equipment used for the development of its products, and it financed these expenditures primarily from cash on hand.

Business Overview

Overview

SciSparc is a specialty clinical-stage pharmaceutical company. SciSparc’s focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, SciSparc is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. SciSparc also has a majority-owned subsidiary whose business focuses on the sale of hemp seeds oil-based products and others on Amazon Marketplace.

On August 13, 2024, SciSparc entered into the license agreement to out-license the SCI-160 program, which was a novel pharmaceutical preparation containing a cannabinoid receptor type 2 agonist for the treatment of pain, to Polyrizon. Therefore, SciSparc is no longer engaged in development of this pharmaceutical product.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. SciSparc believes that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. SciSparc believes that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

SciSparc believes that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, SciSparc developed a regulatory dossier that was submitted to the German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, and the FDA for its SCI-110 program for TS. SciSparc plans to submit this regulatory dossier to the FDA.

In February 2021, SciSparc announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using its proprietary cannabinoid-based technology. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. In June 2023, SciSparc announced positive topline results from its Phase IIa clinical trial of SCI-110 in patients with Alzheimer’s disease and agitation at the Israeli Medical Center for Alzheimer’s, suggesting that SCI-110 is safe and tolerable while significantly improving agitation symptoms over time in the elderly population with Alzheimer’s disease. This Phase IIa clinical trial was an open label study, which included 18 patients diagnosed with Alzheimer’s disease and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. Results showed that the clinical trial met its primary endpoints of the number of drop-out subjects due to poor tolerability and the number of clinical trial treatment-related adverse events, with no SCI-110 related safety issues observed and no dropouts from the clinical trial due to clinical trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the clinical trial results showed that the clinical trial also met its secondary end point of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory where out of the fifteen patients treated with SCI-110 at least two consecutive times during the trial, thirteen of them at doses ranging between 7.5mg-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. Although not significant, in the exploratory endpoints, eleven patients reduced food intake and showed feeding difficulties, as measured by the Edinburgh Feeding Evaluation in Dementia scale. There was not an effect observed resulting from the treatment on cognition and sleep quality, as measured by the Mini Mental State Examination and by the Sleep Order Inventory, respectively.

On August 8, 2022, SciSparc announced that it has received approval from the MoH and Ethics Committee of Soroka Medical Center to conduct its clinical trial for SCI-210 in patients suffering ASD. On January 9, 2023, SciSparc signed an agreement with Soroka Medical Center to conduct the clinical trial with pediatric patients suffering from ASD. SciSparc’s regulatory request to carry out this clinical trial was granted by the Israeli Medical Cannabis Agency, or IMCA, on July 10, 2023. This randomized, double-blind placebo-controlled clinical trial to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD was initiated in July 2023.

SciSparc’s Pharmaceutical Drug Development Programs

SCI-110 - TS, Alzheimer’s disease and agitation

SciSparc believes that its pharmaceutical product candidate, SCI-110, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of clinical testing, the application of SCI-110 has extended into several treatments, including TS and Alzheimer’s disease and agitation.

TS

TS is a neuropsychiatric disorder, characterized by physical (motor) tics and vocal (phonic) tics. Motor tics generally precede the development of phonic tics in TS, and the onset of simple tics usually predates that of complex tics. TS ranges from mild symptoms to loud noises and forceful movements that can result in self-injury (e.g. punching oneself in the face, repeating other people’s words or involuntary swearing). Many with TS experience additional neurobehavioral problems and comorbidities including inattention, hyperactivity and impulsivity, anger control problems, sleep difficulties, and obsessive-compulsive symptoms. Pharmacotherapy is used when symptoms are more severe and interfere with the ability to function. Furthermore, according to the CDC, in most cases, the prevalence of tics decreases during adolescence and early adulthood, and sometimes disappears entirely; therefore, there are a limited number of adults with TS and it is usually manifested mainly through moderate to severe symptoms.

Market Size

The rising healthcare expenditure, favorable government initiatives, increase in use of telemedicine and increasing aging population will drive the TS treatment market. North America was the largest region in the TS treatment market, accounting for 47.72% or $1.06 billion of the total in 2023. It was followed by Western Europe, Asia Pacific and then the other regions. Going forward, the fastest-growing regions in the TS treatment market will be Asia-Pacific and Western Europe, where growth is predicted to be at CAGRs of 7.21% and 6.26% respectively. These will be followed by North America and South America, where the markets are expected to grow at CAGRs of 5.96% and 5.14%, respectively.

The global TS treatment market size was approximately $2.23 billion in 2023 and is expected to reach $2.98 billion by 2028.

According to the CDC, the prevalence of moderate to severe TS is reported to be 44%, indicating a significant portion of individuals experiencing notable symptoms of the condition. Interestingly, adolescents between the ages of 12 and 17 show a more than twofold likelihood of being diagnosed with TS compared to children aged 6 to 11. It highlights the impact of TS on various age groups. It emphasizes the substantial demand for effective treatments within the TS treatment market to address the diverse needs of individuals with the condition.

According to the CDC, 83% of children diagnosed with TS also have at least one additional mental, behavioral, or developmental disorder that serves as a driver for the TS treatment market.

Current Treatment

Pharmacological intervention is considered the first line of therapy for TS, but is reserved for more severe symptoms that interfere with the individual’s ability to function. Today, a full class of drugs that interact with dopamine and non-dopamine systems in the brain are used in the treatment of TS symptoms. Although as of the date of this prospectus, the FDA has approved only two pharmacological treatments (for adult TS- haloperidol and pimozide – these treatments have a “black box warning”. Many drugs approved or off-label to treat TS are limited to the treatment of a narrow range of TS symptoms (mainly tics), and are associated with severe side effects, both of which limit their utility. Furthermore, several of these drugs have a black box warning on their label due to their potentially lethal effect. A black box warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug.

The medications commonly used to treat symptoms of TS can be divided into the following groups:

●	Antipsychotic medications: belong to a class of drugs primarily used to manage psychosis (including haloperidol, pimozide and fluphenazine), all of which are associated with severe side effects (including weight gain, sedation, akathisia (a state of agitation, distress, and restlessness), nausea and tardive dyskinesia (involuntary movements of the face and jaw), among others).

●	Alpha2 Adrenergic Agonists: belong to a class of drugs primarily used to manage hypertension and migraine headaches prevention (including clonidine and guanfacine), which have limited utility despite common application to children with Attention Deficit Hyperactivity Disorder, or ADHD. Similar to antipsychotic medications, these also are associated with several side effects, and some of them, such as clonidine, might even be lethal.

●	Benzodiazepines, an anticonvulsant or antiepileptic drug: belong to a class of drugs primarily used to manage seizures, panic disorder and movement disorders. Of these, Clonazepam is used off-label for the reduction of tics in TS patients, which also has associated negative side effects.

As the currently used medications are managing only a small number of disease symptoms with limited efficacy and questionable safety, there is a clear unmet medical need for the management of TS.

SciSparc’s SCI-110 Solution for TS

SciSparc’s SCI-110 platform is a drug candidate for the treatment of TS.

On April 4, 2018, SciSparc announced topline results of its Phase IIa investigator-initiated study at Yale University of SCI-110 for the treatment of TS. The study was a single-arm, open-label trial, in which each subject both received one daily treatment of SCI-110 via oral administration and was followed-up for a period of 12 weeks. 16 subjects participated in the study and received SCI-110 at the Yale University Child Study Center at Yale University. The primary endpoint of the study was to assess the performance of SCI-110 in the treatment of adult patients suffering from symptoms of TS, as measured by the Yale Global Tic Severity Scale Total Tic Score, or YGTSS-TTS, the customary index for assessing symptom severity. Treatment was given in a dose titration regimen with a maximum dose of SCI-110 consisting of 10mg dronabinol and 800mg CannAmide™.

The topline results of the study showed that each of these 16 subjects with medication-refractory TS sustained a significant reduction of tic symptoms (paired t-test: YGTSS-TTS mean difference (mean +/- SD) =7.9+/-8.4, t= 3.7, df=15, p=0.002) from baseline (YGTSS-TTS: 38.4 +/- 8.3) to endpoint YGTSS-TTS: 30.5 +/- 10.9). This resulted in an average tic reduction of 21% across the entire sample of 16 TS subjects. Six of the 16 medication-refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS-TTS of greater than 25%. Improvement over time with treatment was also observed when generalized linear models were used to analyze repeated measures data on the YGTSS-TTS. In the study, SCI-110 demonstrated no significant effects on comorbid ADHD, anxiety, depression or obsessive-compulsive disorder, or OCD, symptoms. The medication was generally well-tolerated by the subjects with only two subjects stopping treatment early (one due to sedation and another due to lack of improvement in tic symptoms). 12 of the 16 subjects elected to proceed with a 24-week extension phase of the trial, which was also completed.

Following the Phase IIa study, SciSparc announced in June 2023 BfArM approval for a Phase IIb clinical trial for SCI-110 in subjects suffering from TS, with a view to such clinical trial being carried out in Germany at the Hannover Medical School. In August 2022, SciSparc received MoH approval to conduct the clinical trial in Israel at Sourasky Medical Center. SciSparc also received Ethics Committee approvals in 2022 from Hannover Medical School and Sourasky Medical Center and Internal Review Board approval in 2023 at the Child Study Center at Yale School of Medicine.

In September 2023, SciSparc initiated the Phase IIb clinical trial at Sourasky Medical Center. The 86 patients in the clinical trial are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated clinical trial duration is 18-24 months from the time all clinical sites are up and running. SciSparc may also be required to conduct further preclinical studies in parallel to its clinical plans as part of registration process with the FDA and EMA. Following these clinical trials, if successful, SciSparc intends to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled clinical trial to evaluate the safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS.

In June 2016, SciSparc submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. The request is still pending and SciSparc is in communication with FDA. SciSparc’s last communication was in December 2020 when it received a letter from FDA raising a concern that it will be hard to limit the use of the pharmaceutical product to the subset of patients SciSparc is pursuing. There is no assurance that SciSparc will successfully obtain orphan drug designation for TS. However, in light of the fact that SciSparc disagrees with this concern expressed by the FDA, it requested a clarification call. In the clarification call conducted on February 2, 2021, SciSparc agreed with the FDA concern about SciSparc’s ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so SciSparc suggested to amend its preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March SciSparc sent its response to the FDA. In June 2021, SciSparc received a response from the FDA, explaining that they are unable to grant its request until new information becomes available to support its request for orphan drug designation. SciSparc will re-visit the application after it obtains clinical results from its phase IIb clinical trial in TS.

If the FDA does not allow SciSparc to pursue the Section 505(b)(2) regulatory pathway as anticipated, it may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. In a pre-IND meeting SciSparc had with FDA in February 2018, the FDA did not oppose its plans to submit an NDA via the 505(b)(2) pathway relying, in part, on clinical and nonclinical information from literature related to dronabinol and the FDA’s previous finding of safety and efficacy for the reference listed drug (Marinol).

In August 2024, SciSparc submitted an IND application with the FDA for its phase IIb clinical trial for SCI-110.

Alzheimer’s disease and Agitation

Alzheimer’s disease is the most common type of dementia, accounting for over two-thirds of cases of dementia. Alzheimer’s disease is a neurodegenerative disease that causes progressive and disabling impairment of cognitive functions including memory, comprehension, language, attention, reasoning and judgment. Symptoms of Alzheimer’s disease depend on the stage of the disease. Neuropsychiatric symptoms like apathy, social withdrawal, disinhibition, agitation, psychosis, insomnia, poor appetite and wandering are also common in the mid to late stages.

Market Size

It is estimated that the global Alzheimer’s therapeutics market is projected to reach $10.4 billion by 2035 from $4.28 billion in 2023 with a CAGR of 9.23%. The demand for Alzheimer’s therapeutics is accelerating due to a wave of breakthrough drug approvals, increased investment in disease-modifying therapies, and advancements in precision medicine. Researchers are focusing on transforming treatments from symptom management to targeted interventions that slow disease progression. The integration of monoclonal antibodies, small-molecule inhibitors, and gene therapies is expected to reshape treatment efficacy and accessibility.

Current Treatment

The current pharmacological treatment of agitation in Alzheimer’s disease has an unsatisfactory benefit/risk ratio and often involves using off-label drugs. Antipsychotic drugs, which are the most frequently used drugs for this purpose, are only marginally better than placebo.

SciSparc’s SCI-110 Solution for Alzheimer’s disease and Agitation

The drug product, SCI-110, is a unique proprietary combination of dronabinol (synthetic delta-9-tetrahydrocannabinol (Δ⁹-THC), and PEA.

In February 2021, SciSparc signed an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using its proprietary cannabinoid-based technology. The study’s primary objective is the safety of SCI-110 and the secondary objective is the ability of the compound to ameliorate agitation and other behavioral disturbances in patients with Alzheimer’s disease.

This Phase IIa clinical trial was an open label clinical trial, which included 18 patients diagnosed with AD and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. Results showed that the clinical trial met its primary endpoints of the number of drop-out subjects due to poor tolerability and the number of clinical trial treatment-related adverse events, with no SCI-110 related safety issues observed and no dropouts from the clinical trial due to clinical trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the clinical trial results showed that the clinical trial also met its secondary endpoint of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory, or CMAI, where out of 15 patients treated with SCI-110 at least two consecutive times during the clinical trial, thirteen of them at doses ranging between 7.5mf-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. CMAI is a standard measure for measuring agitation in people with dementia. The clinical trial showed that these subjects had amelioration in agitation (paired t-test: CMAI mean difference (mean +/- SD) =10.6+/-14.88, t= 2.76, df=14, p=0.015) from baseline (CMAI: 45.87 +/- 15.17) to endpoint (CMAI: 35.27 +/- 11.09). This resulted in an average reduction of 23% across the entire sample.

In the exploratory endpoints, a decrease in eating and feeding difficulties was shown in 11 patients out of the 15 patients treated at least two consecutive times during the trial as measured by the Edinburgh Feeding Evaluation in Dementia Scale, although the increase was not significant. No effect from the treatment was observed on cognitive measurements and sleep quality, as measured by the Mini Mental State Exam and by the and the Sleep Disorder Inventory, respectively.

SCI-210 - ASD and SE

SciSparc believes that its pharmaceutical product candidate, SCI-210, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of pre-clinical and clinical testing, the application of SCI-210 has extended into several treatments, including ASD and SE.

ASD

ASD is a neurodevelopmental disorder. The specific etiologies and neural bases of autism remain largely unknown; it has been proposed that alterations in multiple genes in combination with environmental factors constitute the cause for the development of the autism phenotype. ASD is characterized by early dysfunction in communication and social interactions, presenting with repetitive, restrictive, stereotyped patterns of behavior and loss of interest in diverse activities. Additionally, ASD is frequently accompanied by impairments in adaptive functioning, sensory processing disorder, aggression, or self-injury.

In August 2024, SciSparc announced the enrollment of the first five patients in the clinical trial of SCI-210 in children with ASD at Soroka Medical Center in Israel. In December 2024, SciSparc announced the renewal by the Israeli Medical Cannabis Agency of the clinical trial for SCI-210 in children with ASD.

Market Size

According to the World Health Organization, or WHO, fact sheet on epilepsy in 2024, around 50 million people have epilepsy, making it one of the most common neurological diseases globally. The risk of premature death in people with epilepsy is up to three times higher than for the general population.

Globally, an estimated 5 million people are diagnosed with epilepsy each year. In high-income countries, there are estimated to be 49 per 100,000 people diagnosed with epilepsy each year. In low- and middle-income countries, this figure can be as high as 139 per 100,000.

The epilepsy drugs market is forecast to experience significant growth, with estimations projecting the market to reach $11.85 billion by 2033, up from $7.92 billion in 2024. The growth is attributed to heightened global incidence of epilepsy, advancement in drug research and development, and a surge in public and healthcare recognition of the condition. Improved healthcare spending and increased accessibility to medical treatments further amplify market expansion.

Strategic initiatives taken by global health organizations and campaigns to raise awareness about epilepsy are significantly influencing the market dynamics. Governmental health bodies are reportedly fostering an environment conducive to the approval of new epilepsy treatments, which is propelling the market forward. These campaigns, coupled with the growing emphasis on National Epilepsy Awareness Month initiatives, improve the understanding of epilepsy and encourage an increase in the quality and reach of treatments available.

The pharmaceutical industry has seen a host of developments aimed at enhancing the treatment for epilepsy. Increased investment in research and development aspires to produce new and improved drugs, addressing not only medical needs but also economic considerations

Current Treatment

No cure exists for ASD. The goal of treatment is to maximize patients’ ability to function by reducing ASD symptoms and supporting development and learning. Treatment options may include: (i) behavior and communication therapies - successful programs typically include a team of specialists and a variety of activities to improve social skills, communication and behavior; and (ii) medications - to date, no medication can improve the core signs of ASD, specific medications can help control comorbidity symptoms. The main symptoms to be treated in patients with ASD are: epilepsy, aggression, hyperactivity, irritability, attention deficit, sleep problems, obsessions and anxiety. Antipsychotic drugs are sometimes used to treat severe behavioral problems and antidepressants may be prescribed for anxiety. Among the main drugs used in the treatment of ASD are typical antipsychotics such as Haloperidol, Thioridazine, Chlorpromazine and the atypical risperidone, Olanzapine and Clozapine, whose use is more common. These are used with the objective to treat the child’s behavioral problems by blocking the D2 dopaminergic channels, causing a diminished reaction to stimuli known as “neuroleptic syndrome,” observed as calm and quiet behavior in the child. In turn, some atypical antipsychotics also exhibit an antagonism of type 2A receptors for serotonin, aside from their effect on the D2 channels. It is important to individualize the patient when these drugs are administered, since there are no pre-established criteria for dosing and such drugs could present extrapyramidal adverse effects such as tremors, sialorrhea, sedation, impaired liver function, etc. Serotonin reuptake inhibitors such as Fluoxetine, Paroxetine and Sertraline are given to children with autism because they have been found to increase 25% of serotonin levels in platelets and serum. This treatment is based on suppressing symptoms such as anxiety, depression, OCDs, and self-injurious behavior.

Unfortunately, about 40% of children with ASD and disruptive behavior do not respond well to standard behavioral and medical treatment. Consequently, an exceptionally high percentage of parents are seeking help through unproven methods, including the use of compounds made of the cannabis plant.

SciSparc’s SCI-210 Solution for ASD

The drug product SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™.

On August 8, 2022, SciSparc announced that it received approval from the MoH and Ethics Committee of Soroka Medical Center to conduct its clinical trial for SCI-210 in patients suffering ASD. On January 9, 2023, SciSparc signed an agreement with Soroka Medical Center to conduct the clinical trial on pediatric patients suffering from ASD. Its regulatory request to carry out this clinical trial was granted by the IMCA on July 10, 2023. This randomized, double-blind placebo-controlled clinical trial to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD was initiated in July 2023. SciSparc initiated patient enrollment for the clinical trial in January 2024. In February 2024, SciSparc announced that it had successfully completed the manufacturing of the SCI-210 treatment for the clinical trial. In March 2024, the first patient was enrolled in this clinical trial.

SE

SE is a common life-threatening medical emergency characterized by an acute, prolonged epileptic seizure. SE can represent either the exacerbation of a pre-existing seizure or the initial manifestation of epilepsy. In order to avoid neurological sequelae, a timely treatment should be started. When the continuous seizure does not respond to conventional drug treatment, SE can pose serious life-threatening risks.

In 2018, GW’s Epidiolex, a plant-based, pharmaceutical grade CBD extract was approved by the FDA for the treatment of seizures associated with two rare and severe forms of epilepsy. SciSparc’s study for SCI-210 previously met its endpoint (efficacy) when comparing its effect to the effect of CBD alone in an in-vitro hepatocytes model of fat accumulation; the effect of CBD was enhanced by the addition of PEA, lowering the required effective concentration of CBD. In this study, SciSparc hopes to meet the study endpoint (efficacy) when comparing treatment using its pharmaceutical product candidate compared to the effect of CBD alone on SE and its neurological cognitive sequelae.

Current Treatment

The first-line treatment for early SE mainly comprises the administration of benzodiazepines, the most frequently used of which include Diazepam, Lorazepam, and Midazolam. Seizures continue and progress to established SE in about 40% of patients with Convulsive Status Epilepticus (CSE) despite benzodiazepine administration as the first-line treatment. The second-line treatment for established SE consists of a loading dose of antiepileptic drugs. Frequently used antiepileptic drugs include Phenytoin or Fosphenytoin, Valproate, Levetiracetam, Phenobarbital, and Lacosamide. There is no clear evidence for the relative superiority of any of these drugs.

SciSparc’s SCI-210 Solution for SE

The drug product SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™.

On December 7, 2022, SciSparc announced positive results from its pre-clinical study of SCI-210 on SE, conducted at The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, which reaffirms the potential of its proprietary combination products to have a positive effect while minimizing adverse side effects. SciSparc’sSCI-210 platform combines PEA with CBD. The non-clinical trial objective was to study the potential therapeutic effects of SCI-210 on SE and on neuro-biochemical markers for neurological cognitive sequelae. A pilocarpine SE-induced mice (C57BL/6 male) model to study SCI-210’s effects on seizure severity and mortality was used. After calibration, four groups of animals were studied: an effective-high dose CBD group, a sub-effective dose CBD group, a SCI-210 group (a combination of sub-effective CBD dose and PEA) and a non-treated control group. The results indicated differences in mortality rate as well as seizure rates over time. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, higher, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to control. The level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group. It was concluded that SCI-210 treatment may potentially be more effective than a CBD monotherapy. Moreover, since the concentrations used in the combo treatment are significantly lower than those recommended for CBD monotherapy, this treatment also has the potential to be safer.

Other Programs

SciSparc’s CannAmide™ Anti-Inflammatory and Chronic Pain Solution

CannAmide™ is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA as an analgesic agent it has low solubility.

In July 2019, SciSparc announced the issuance of a product license for its proprietary PEA oral tablet CannAmide™ by Health Canada’s Natural and NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the NHPR. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of one tablet three times a day. Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, SciSparc is able to offer safe and beneficial non-opiate pain management products. CannAmide™’s active compound PEA is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or to no possibility for abuse. On February 10, 2021, SciSparc announced that it had entered into an agreement with Procaps, a leader in contract development and manufacturing services in softgel advanced technologies for the global pharmaceutical and nutraceutical industries, to develop and commercially manufacture both of SciSparc’s drug candidates, SCI-110 and its proprietary PEA oral tablets CannAmide™, in softgel capsule form.

Cannabinoids have great therapeutic potential and have been used for years for medicinal purposes. For example, cannabis and cannabinoids are being used to improve the quality of life of patients with numerous and diverse indications (oncological patients, chronic pain conditions, etc.). SciSparc believes that the novel approaches and unique mechanism of action of SciSparc’s proprietary technology platforms, including its drug delivery systems and unique combination and specific dosages, may be expanded to treat additional diseases and unmet medical needs.

In the future, SciSparc may consider expanding its pipeline to include these additional indications.

Collaboration with Clearmind

On March 7, 2022, SciSparc entered into a cooperation agreement, or the Cooperation Agreement, with Clearmind. The Cooperation Agreement includes, among others, examination of the benefit of integrating the core technologies of each company to explore the development of psychedelic-centric drug candidates and targeting mental health-related diseases. Pursuant to the terms of the Cooperation Agreement, SciSparc conducted a joint pre-clinical study with Clearmind. Under the Cooperation Agreement, SciSparc aims to pursue, develop and commercialize psychedelic-centric drug candidates. Its collaboration with Clearmind has resulted as of the date of this prospectus, in the filing of thirteen patent applications. All patent applications refer to the combination of SciSparc’s CannAmide™ with Clearmind’s 5-Methoxy-2-aminoindane, or MEAI, an innovative proprietary psychedelic treatment for addictions and others.

In May 2022, SciSparc announced that its collaboration with Clearmind resulted in the filing of a provisional patent application related to a psychedelic combination therapy treating numerous binge behaviors. The patent application referred to the combination of SciSparc’s CannAmide™ with Clearmind’s MEAI. The patent application followed successful pre-clinical studies that showed a significant dose dependent effect for MEAI treatment in reducing alcohol consumption of treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose. Additionally, in May 2022, SciSparc announced positive safety profile results from its joint pre-clinical trial with Clearmind. The clinical trial tested the proprietary combination of SciSparc’s CannAmide™ with Clearmind’s psychedelic molecule, MEAI, for alcohol consumption. A histopathology assessment was conducted on several organs (heart, lungs, liver, kidneys, brain, pancreas, spleen, and thyroid gland) from all experiment groups (n=3-5 per group) to determine the safety of the proprietary combination of MEAI and CannAmide™ versus control (mice) that were not exposed to alcohol). The severity of changes was scored by a 5-point scale by a qualified blinded toxicologist (Schafer et al., Toxicol Pathol 2018, 46:256-265). The results indicated a high safety profile of the combination treatment with no treatment-related changes observed.

In June 2022, SciSparc announced that its collaboration with Clearmind resulted in the filing of a provisional patent application related to treating cocaine addiction. The patent application refers to the proprietary combination of SciSparc’s CannAmide™ with Clearmind’s MEAI, for treating cocaine addiction.

In August 2022, SciSparc announced additional positive pre-clinical results of its psychedelic-based pharma collaboration for treatment for cocaine addiction using MEAI. These pre-clinical study results added to SciSparc’s announcements regarding its collaboration with Clearmind for their combination treatment based on SciSparc’s CannAmide™ compound and Clearmind’s MEAI for various addictions, including pre-clinical studies results, the filing of two provisional patent applications related to compositions comprised of MEAI and n-acylethanolamines and uses thereof and treating cocaine addiction. The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar Ilan University (Ramat Gan, Israel) and was designed to evaluate the possible reward-like effects of MEAI with connection to cocaine and its ability to abolish cocaine-induced conditioned place preference. In the pre-clinical trial, the self-administration paradigm was utilized, which is the gold-standard model for examining drug addiction and is based on operant conditioning. Rats were catheterized and trained to self-administer cocaine. The results identified a statistically significant sub-group within the study, in a non-biased manner and high integrity, which dramatically responded to the treatment, significantly decreasing the craving for cocaine as compared to non-treated control group. This sub-group, representing 60% of animals, showed a very high response within the group.

In September 2022, SciSparc announced that Clearmind filed a provisional patent application related to metabolic syndromes including obesity, regarding SciSparc’s collaboration with Clearmind. The patent application is the third of the collaboration, each referring to the proprietary combination of SciSparc’s PEA and Clearmind’s MEAI.

In February 2023, SciSparc announced that announced that Clearmind filed three provisional patent applications were filed by Clearmind with the USPTO as a part of its ongoing collaboration. The patent applications refer to novel proprietary combinations of lysergic acid diethylamide, psilocybin, and N,N-dimethyltryptamine and its PEA. Additionally, in February 2023, SciSparc announced that as part of its ongoing collaboration with Clearmind, Clearmind filed three provisional patent applications with the USPTO, for unique combinations of future psychedelic-based compounds. The patent applications refer to novel proprietary combinations of 3,4 Methylenedioxymethamphetamine, Ibogaine and Ketamine each with SciSparc’s PEA.

In June 2023, SciSparc announced that together with Clearmind, it would conduct a study evaluating its combination treatment for obesity and metabolic syndrome.

In August 2023, Clearmind filed a patent application for the treatment of dyskinesia, a combination of the pyschadelic molecule 3-Methylmethcathinone, or 3-MMC, and PEA.

In November 2023, successful results were announced from a pre-clinical trial on rodents, testing the efficacy of the combination treatment of PEA and MEAI on obesity, performed by Joseph Tam from the Hebrew University of Jerusalem. The results indicated that there was an increase in the metabolic process and fat burn, a reduction in appetite and meal sizes, and reductions in ambulation with affecting voluntary activity.

In February 2024, SciSparc and Clearmind filed three patent applications under the PCT referring to novel proprietary combinations of lysergic acid diethylamide, psilocybin, N,N-dimethyltryptamine, and PEA.

In February 2024, SciSparc and Clearmind filed three patent applications under the PCT referring to novel proprietary compositions of MDMA, ibogaine, and ketamine, all combined with PEA.

In March 2024, SciSparc and Clearmind filed a patent application under the PCT referring to the composition of Clearmind’s MEAI compound and PEA.

In July 2024, SciSparc and Clearmind filed a patent application under the USPTO for PEA combined with MEAI for treating metabolic syndrome and obesity.

In August 2024, SciSparc announced that a new article was published by Saja Baraghithy et al. on the promising results from a recent study on MEAI using Clearmind’s innovative psychoactive molecule, MEAI, for combating obesity. The study was conducted by a team of experts lead by Prof. Joseph Tam from the Hebrew University of Jerusalem. The study demonstrated that the treatment significantly induced weight loss and beneficial changes in body composition in diet-induced obesity (or DIO) mice, without altering food intake, by decreasing fat mass while preserving lean mass. There was a significant improvement in glucose metabolism, increased energy expenditure and fat utilization, while maintaining a similar food consumption and increased activity-specific energy expenditure (without overstimulation), providing support for its potential to impact energy balance. Furthermore, there was a decrease in fatty liver, as evidenced by lower liver triglyceride and cholesterol levels, mainly through inhibiting new lipid synthesis and reducing fat accumulation. These results further show that the treatment was well tolerated and led to increased oxygen consumption and carbon dioxide emission, coupled with elevated energy expenditure and fat oxidation which in turn indicates increases in the metabolic process and fat burn.

In another study, evaluating the acute effect of numerous doses of MEAI on metabolic and behavioral parameters in mice, in combination with PEA, the administered drug exhibited a remarkable degree of tolerance, leaving the animals’ viability unaffected across all experimental groups. The most favorable outcomes of the combination treatment were notably pronounced at the MEAI 20 mg/kg dose and PEA 25 mg/kg, observed as increased energy expenditure, enhanced fat oxidation, and decreased meal sizes. These findings underscore the potential of MEAI and PEA in modulating various aspects of metabolism, locomotor activity, and feeding behavior, warranting further investigation of their roles in the regulation of energy homeostasis.

In January 2025, SciSparc announced the publication of a European patent application submitted by Clearmind under the European Patent Office for innovative combination therapy of MEAI and N-Acylethanolamines, to binge behavior including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct. Under this collaboration, SciSparc and Clearmind are researching innovative combination therapies that integrate psychedelic molecules with the N-acylethanolamines family, including PEA.

In August 2024, SciSparc and Clearmind announced the publication of its patent application under the PCT for innovative combinations of ketamine and N-acylethanolamines.

In September 2024, SciSparc and Clearmind announced the publication of an international patent application under the PCT for MDMA combined with N-acylethanolamines.

In September 2024, SciSparc and Clearmind announced the publication of a PCT patent application for ibogaine combined with and N-acylethanolamines.

In February 2025, SciSparc announced the publication of a patent application in Mexico for the innovative combination of 3,4-Methylenedioxymethamphetamine (MDMA) with N-Acylethanolamines. The patent refers to SciSparc’s innovative combination therapy of N-Acylethanolamines and Clearmind’s MEAI, addressing binge behavior, including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct. Under this collaboration, the two companies are researching innovative combination therapies that integrate psychedelic molecules with the N-Acylethanolamines family, including PEA.

In March 2025, SciSparc announced the publication of a patent application by the South Korean Intellectual Property Office. The patent application relates to a combination treatment using Clearmind’s MEAI and SciSparc’s PEA for the treatment of cocaine addiction.

In April 2025, SciSparc and Clearmind announced the filing of an International Patent Application for a proprietary treatment targeting anorexia, bulimia and other eating disorders. The patent application, submitted initially under SciSparc and Clearmind collaboration agreement, covers the use of 3-MMC in combination with PEA, aiming to address the complex neurobiological and psychological factors associated with eating disorders.

In May 2025, SciSparc and Clearmind announced the publication of a European patent application by the European Patent Office. The patent application relates to a combination treatment using Clearmind’s MEAI and SciSparc’s PEA for the treatment of cocaine addiction.

To date, 13 patents related to this collaboration have been filed with the U.S. Patent and Trademark Office, as well as in several other global jurisdictions.

Polyrizon

On May 31, 2022, SciSparc entered into a collaboration agreement with Polyrizon Ltd., or Polyrizon, a biotech company focused on the development of innovative medical device hydrogels delivered in the form of nasal sprays, or the Polyrizon Collaboration Agreement. As part of this collaboration, SciSparc worked together to develop a unique technology for the treatment of pain, based on its SCI-160 platform and Polyrizon’s Trap and TargetTM intranasal drug delivery technology to target the central nervous system. SciSparc agreed to pay development fees to Polyrizon up to a total of $2,550,000 upon the completion of certain milestones, as well as royalties in the low single digits upon sales of products under the agreement and additional royalties for sales under any sublicense by us. On August 13, 2024, SciSparc entered into a termination agreement with Polyrizon to terminate the Polyrizon Collaboration Agreement.

On August 13, 2024, SciSparc entered into an exclusive patent license agreement, or the License Agreement, for the out-licensing of its SCI-160 program with Polyrizon. Pursuant to the License Agreement, SciSparc granted Polyrizon a royalty-bearing, exclusive, sub-licensable right and license to the SCI-160 platform, or the License. Pursuant to the License Agreement, SciSparc received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share.

On December 30, 2024, pursuant to a share transfer agreement, SciSparc sold all of the Polyrizon ordinary shares and pre-funded warrants held by it, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548. In addition, in consideration for the License, SciSparc will receive royalties from sales related to the SCI-160 platform and income generated from it.

On April 1, 2025, SciSparc entered into a securities purchase agreement with Polyrizon, pursuant to which SciSparc participated in a private placement of Polyrizon, and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, SciSparc entered into an exchange agreement with Polyrizon, pursuant to which SciSparc exchanged existing ordinary share warrants of Polyrizon held by it for Series A warrants to purchase ordinary shares of Polyrizon.

Acquisition of Wellution™

On September 14, 2022, SciSparc entered into the Wellution Acquisition Agreement with the Advisor. and the other parties named therein, to acquire from the Advisor its rights to purchase, the Wellution™ brand. In connection therewith, SciSparc incorporated a new wholly owned subsidiary, SciSparc Nutraceuticals, to hold the new assets of the Brand. The Brand sells hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

In accordance with the closing of the Wellution Acquisition Agreement for the Brand which took place on September 30, 2022, SciSparc paid $4.59 million for the Brand and issued to the Advisor $15 million worth of warrants to purchase up to an aggregate amount of 82,418 SciSparc ordinary shares, or the Advisor Warrants. The Advisor Warrants had an exercise price of $182 per share and an exercise period of five years from the closing, until September 30, 2027.The Advisor Warrants were exercisable during the exercise period upon the earlier of (i) an achievement of $100 million of gross sales by the Brand in the aggregate or (ii) if the price of the SciSparc ordinary shares closes at $10.00 or above. On March 26, 2024, the Advisor agreed with SciSparc to waive all its rights under the Advisor Warrants and have the Advisor warrants cancelled for no consideration.

On February 23, 2023, SciSparc entered into the Wellution Sale Agreement with Jeffs’ Holdings and Jeffs’ Brands, pursuant to which, at the closing on March 28, 2023, Jeffs’ Holdings acquired from us 57 shares of common stock of SciSparc Nutraceuticals, equal to approximately a 49% interest in SciSparc’s wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM Brand, for a cash consideration of $2.5 million. In addition to the cash consideration upon closing, SciSparc received from Jeffs’ Brands an additional amount accounting for certain purchase price adjustments related to inventory and working capital, which adjustments increased the purchase price by approximately $489,330.

Following the closing of the Wellution Sale Agreement on March 28, 2023, including an equity conversion of the financing amounts SciSparc previously provided to SciSparc Nutraceuticals for working capital, it holds approximately 51% of the outstanding capital stock of SciSparc Nutraceuticals.

In connection with the Wellution Sale Agreement, at the closing, Jeffs’ Brands and SciSparc Nutraceuticals entered into a consulting agreement, or the Wellution Management Agreement for the provision of services by Jeffs’ Brands for the management of the Brand for a monthly fee of $20,000, which was reduced to $10,000 in November 2023. Jeffs’ Brands also received a one-time signing bonus at the closing in the amount of $51,000. The Wellution Management Agreement is in effect for an undefined period of time and may be terminated by either party with 30 days’ advance notice.

In addition, pursuant to the Wellution Sale Agreement, at the closing, SciSparc undertook a share exchange with Jeffs’ Brands, in which SciSparc acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 of SciSparc’s ordinary shares, in each case having an aggregate value of $288,238, or the Share Exchange. The number of shares exchanged was calculated based on the average closing price of the shares on the Nasdaq for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Restructuring Plan

On January 25, 2023, SciSparc announced that its board of directors resolved to pursue a Restructuring Plan which may involve transferring its pharmaceutical activities to NewCo. As part of or independent to the Restructuring Plan, SciSparc intends to examine the possibility of listing NewCo on a leading stock exchange, while maintaining its controlling interest in NewCo such that it will continue to control its current business activities. SciSparc also intends to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from SciSparc’s board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all. Other than the signing of the LOI with the Target Company on November 22, 2023, as of the date of this prospectus, SciSparc has not initiated the Restructuring Plan.

On July 8, 2024, SciSparc signed the Spin-off LOI for the spin-off of advanced clinical stage pharmaceutical portfolio to a publicly traded company on the TSXV. Pursuant to the letter of intent, SciSparc will sell, assign, convey and transfer to Miza, certain assets for consideration of common shares and contingent rights of Miza, based on pre-determined milestones. Following the closing of such transaction, SciSparc would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing on definitive terms between the parties. The resulting entity, in which SciSparc will hold a stake will be active in both the pharmaceutical and supplement sectors. On December 16, 2024, SciSparc entered into the First LOI Amendment, solely to extend the deadline to enter into definitive agreements by no later than March 31, 2025, which was extended from July 31, 2024, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than April 30, 2025, which was extended from October 31, 2024. On March 28, 2025, SciSparc entered into the Second LOI Amendment, solely to extend the deadline to enter into definitive agreements by no later than June 30, 2025, which was extended from March 31, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than July 31, 2025, which was extended from April 30, 2025.

Strategic Transaction Opportunity Engagement

In September 2023, SciSparc engaged Rosario Capital Ltd. to identify potential opportunities for a strategic transaction.

Non-Binding Letter of Intent with AutoMax

On November 22, 2023, SciSparc announced the signing of a non-binding letter of intent, to acquire AutoMax, with certain new negotiated terms as announced on December 7, 2023.

Pursuant to the Restructuring Plan, on June 25, 2023, SciSparc entered into a securities purchase agreement with AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the securities purchase agreement with AutoMax, or the AutoMax SPA, SciSparc invested NIS 2,500,000 (approximately $690,000) in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, SciSparc held approximately 5.6% of the issued and outstanding share capital of AutoMax.

On April 10, 2024, SciSparc signed the Merger Agreement with AutoMax, as further described in this prospectus.

Bridge Loan with AutoMax

On January 14, 2024, SciSparc entered, as lender, into a bridge loan agreement with AutoMax, pursuant to which AutoMax received a bridge loan in the amount of $1.4 million, or the Bridge Loan, further to the previously-announced non-binding letter of intent for SciSparc to acquire AutoMax. On June 9, 2024, SciSparc entered, as lender, into the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million. On September 5, 2024, SciSparc entered into the Second Amendment, pursuant to which SciSparc extended an additional loan in the amount of $1.85 million to AutoMax under terms similar to the Amended Bridge Loan, bringing the total bridge loan amount to $4.25 million.  In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc. This subjects SciSparc to additional risk in the event of a default or partial default on payment of the bridge loan. Moreover, there can be no assurance regarding the ultimate timing of the Acquisition or any other restructuring plans.

The terms of the Second Amendment, which remained identical to those in the Bridge Loan and the Amended Bridge Loan, state that the principal amount will bear interest at a rate of 7% per annum (or 9% per annum if the Acquisition is not consummated prior to the repayment date), compounded annually. The Bridge Loan, the Amended Bridge Loan, and the Second Amendment, together with any accrued interest, or the Owed Amount, may be repaid in part or in whole at the discretion of the AutoMax prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (i) the closing of the Merger, in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount SciSparc will provide AutoMax with upon closing, or $4,250,000; or (ii) if the definitive agreement for the Merger is terminated, in accordance with its terms, within three months from such termination date. In the month of September 2024, SciSparc provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, SciSparc will be due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated) of the Loan Amount, from the period starting December 1, 2024 and ending on the effective date of the Merger. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc.

On May 8, 2025, SciSparc entered into the Third Amendment, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Loan Amount will also be subordinated to AutoMax’s Series C Bonds, issued and traded on the TASE.

Additional Loan Agreement and Deed of Assignment

On February 25, 2025, SciSparc entered into the Deed with AutoMax and three investors. Pursuant to the Deed, SciSparc assigned part of the Subscription Amount in the amount of $2 million to AutoMax in lieu of making the payment under the Additional Loan Agreement to which SciSparc entered into with AutoMax on February 24, 2025. Pursuant to the Additional Loan Agreement, SciSparc extended to AutoMax the Additional Loan Amount. The Additional Loan Amount is due and payable on a monthly basis, as follows: (i) each month subsequent to February 24, 2025, AutoMax shall pay the Monthly Payment, and the interest of 8% per annum accrued on the outstanding Additional Loan Amount up to the payment date; (ii) upon the consummation of the Merger, the remaining interest on the Additional Loan Amount shall be cancelled and forgiven, and AutoMax shall continue making Monthly Payments towards the remaining outstanding and due Additional Loan Amount. To secure repayment of the Additional Loan Amount, AutoMax Hasharon shares held by Global AutoMax were pledged in favor of SciSparc with a first-degree permanent lien.

Intellectual Property

SciSparc’s intellectual property portfolio comprises six granted U.S. patents, and pending patent applications in eight families, all of which are in the national phase of examination. Of this portfolio, SciSparc has exclusively licensed one patent family from Yissum. SciSparc’s intellectual property portfolio also includes an application to register the trademark CannAmide™ pending in the United States. SciSparc has also been granted a trademark registration for Wellution® in Class 003 in the United States. SciSparc has also been granted a trademark registration for Wellution® in Class 005 in the United States.

Internally Developed Patent Applications

In March 2013, SciSparc filed a provisional application with the USPTO for the technology of proprietary sequences of anti-CD3 antibody and the utilization of the latter in various autoimmune diseases, as well as in hepato-pathologies. The provisional application has been converted to a PCT and then entered a National Status in December 2014 in the U.S., with the European Patent Office, or EPO, and in China and Canada. In the U.S. it received a grant status in June 2018.

In April 2015, SciSparc filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. The 20-year term of any patent issuing from this application would expire in April 2036. In August and September 2021, the patent was granted in Australia and Japan, respectively, and a further patent was granted in Australia in November of 2023. A patent was granted in Israel in August of 2022, and three patents have been issued in the U.S., two in December 2021 and one in February 2022. In December 2022, SciSparc was granted a patent from the EPO. A patent was issued in Canada in April 2024.

In May 2015, SciSparc filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. The 20-year term of any patent issuing from this application would expire in May 2036. In July 2021, the first patent was granted in Australia and a second was granted in November 2023. A patent was issued in Japan in March 2023, and the EPO granted a patent in November 2023. A patent was issued in Canada in April 2024.

In July 2016, SciSparc filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20-year term of any patent issuing from this application would expire in July 2037. In November 2022, the USPTO issued this patent called “Compositions and Methods of Potentiating Antimicrobials”. A patent was issued in Europe in May 2024.

In January 2018, SciSparc filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and Australia. The 20-year term of any patent issuing from this application would expire in January 2039. A patent was issued in Australia in February 2025.

In April 2019, SciSparc filed a provisional application with the USPTO directed to compositions and methods for potentiating derivatives of 4-aminophenols, which in April 2020 was converted into an international PCT application. The PCT application subsequently entered the national phase in Australia, Canada, China, EPO, Israel, India, Japan, Mexico, Russia, and the U.S. The 20-year term of any patent issuing from this application would expire in April 2040.

In August 2020, SciSparc filed a provisional application with the USPTO directed to methods for maintaining microvascular integrity, which in August 2021 was converted into an international PCT application. The PCT application subsequently entered the national phase in Australia, Canada, China, EPO, Israel, India, Japan, and the U.S. The 20-year term of any patent issuing from this application would expire in August 2041.

In-Licensed Patents and Patent Applications

On July 29, 2018, SciSparc entered into an exclusive, worldwide, sublicensable, royalty-bearing license agreement with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, or the Yissum License Agreement. According to the Yissum License Agreement, SciSparc was required to pay Yissum an initial payment of $133,000, and shall pay Yissum royalties at the rates of 3% of net sales, subject to the royalty reductions as described in the Yissum License Agreement. All right, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and SciSparc shall hold and make use of the rights granted. All rights in the development results shall be solely owned by SciSparc, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by SciSparc and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreements.

Other Intellectual Property Protection

In addition to patent and trademark protection, SciSparc intends to use other means to protect its proprietary rights, including pursuing marketing or data exclusivity periods, orphan drug status, and similar rights that are available under regulatory provisions in certain countries, including but not limited to the United States, Europe, Canada, Japan, and China.

SciSparc also relies on trade secrets, know-how, and continuing innovation to develop and maintain its competitive position. SciSparc cannot be certain that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future, nor can it be sure that any of its existing patents or any patents granted to it in the future will be commercially useful in protecting its technology.

SciSparc also seeks regulatory approval for its products for indications with high unmet medical need, great market potential, and where it has a proprietary position through patents covering various aspects of its products, including but not limited to: composition, dosage, formulation, use, and manufacturing process. Its success depends, in part, on an intellectual property portfolio that supports future revenue streams and erects barriers to its competitors. SciSparc is maintaining and building its patent portfolio through filing new patent applications, prosecuting existing applications, and licensing and acquiring new patents and patent applications.

Despite these measures, any of SciSparc’s intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit it to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Risk Factors-Risks Related to SciSparc’s Intellectual Property.”

The following table summarizes SciSparc’s portfolio of patents:

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Granted	19-Jul-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Pending	17-Oct-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Canada	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	THX-110
United States of America	Abandoned	01-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
United States of America	Granted	10-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
United States of America	Granted	30-Aug-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
United States of America	Abandoned	12-Nov-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
Israel	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Israel	Pending	31-Mar-2022	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
China (People’s Republic)	Abandoned	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
China	Published	08-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention(1)	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110
European Patent Convention(1)	Published	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110
Japan	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110
Japan	Abandoned	30-Mar-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES
Hong Kong	Published	16-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Granted	19-Jun-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Pending	19-Oct-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Pending	28-Aug-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China (People’s Republic)	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China	Published	03-Apr-2023	COMBINATIONS OF OPIODS AND N-ACYLETHANOLAMINES	May 2036
Japan	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Abandoned	30-Apr-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Hong Kong	Published	20-Nov-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
European Patent Convention(1)	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Published	27-Nov-2020	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Canada	Allowed	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Abandoned	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
European Patent Convention(1)	Published	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Allowed	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	31-Jan-2025	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Hong Kong	Published	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Canada	Pending	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
European Patent Convention(1)	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Published	18-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Israel	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
India	To be Abandoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Japan	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Mexico	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Russia	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Published	20-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
United States of America	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Expired	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
China	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United Kingdom	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
Germany	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
France	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Abandoned	14-May-2018	HUMANIZED ANTIBODIES TO CLUSTERS OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	09-Jun-2020	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Abandoned	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Published	29-Sep-2022	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
European Patent Convention(1)	Allowed	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
China	Published	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
China	Pending	21-Oct-2024	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
China	Pending	21-Oct-2024	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
Canada	Abandoned	13-Jul-2017	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Granted		* Compositions comprising CB receptor agonists, uses thereof and methods for their preparation	October 2029	THX-160
United Kingdom	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Germany	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
France	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Australia	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Canada	Pending	2-Aug-2021	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
China	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
European Patent Convention(1)	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Israel	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
India	Abandoned	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Japan	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
United States of America	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Hong Kong	Published	7-Jun-2023	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041

SciSparc has also been granted an application to register the trademark for CannAmide™ in the United States with registration pending.

SciSparc has also been granted a trademark registration for Wellution® in Class 003 in the United States.

SciSparc has also been granted a trademark registration for Wellution® in Class 005 in the United States

(1)	Validation states are not listed separately.

Sales and Transfer of Intellectual Property Assets

Transaction with Former Subsidiary

In June 2016, SciSparc entered into a share transfer agreement with its former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link. According to the agreement, SciSparc agreed to sell its interests in Orimmune to Karma Link, and also use its best efforts to transfer to and assign Orimmune its rights in the Anti-CD3 technology.

On December 13, 2018, an additional amendment to the transfer agreement was signed between SciSparc, Karma Link and Orimmune, under which it was agreed that Orimmune (and Karma Link) will be assigned certain rights in IP related to the licensed technology owned by SciSparc, subject to certain conditions precedent. In 2021, SciSparc received the approval of the IIA to complete the assignment and it is now seeking to complete the transaction. As of the date of this prospectus, the conditions precedents have not yet been completed and the assignment of the intellectual property rights related to the licensed technology owned by SciSparc have not yet been transferred.

MitoCareX

On March 10, 2022, SciSparc entered into a founders and investment agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, SciSparc invested an initial amount of $700,000 in MitoCareX and agreed to invest over the next two years an additional $1,000,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX. MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants and indemnification provisions and on March 31, 2022, the closing conditions were met.

On February 17, 2023, SciSparc announced that MitoCareX has achieved its first milestone pursuant to the MitoCareX Agreement. The first milestone refers to the establishment of MitoCareX’s cloud-based computing infrastructure that is expected to allow its future expansion into machine learning system. The system is harnessed to investigating mitochondrial carriers that are crucial for cell viability. As a result of MitoCareX meeting this milestone, SciSparc invested an additional $400,000 in MitoCareX and increased its share ownership holdings in MitoCareX from 31.48% to 41.92%.

On May 8, 2023, SciSparc announced that MitoCareX successfully developed its core algorithm for allowing the generation of reliable 3D comparative models of human SLC25A mitochondrial carrier proteins.

On November 27, 2023, SciSparc announced that MitoCareX achieved positive results with the development of its laboratory capabilities by establishing a variety of small-molecule screening platforms. With this development, MitoCareX achieved its second milestone pursuant to the MitoCareX Agreement and as a result, on March 11, 2024 SciSparc invested an additional $600,000 and increased its share ownership holdings in MitoCareX from 41.92% to 52.73%.

On September 26, 2024, SciSparc signed a non-binding letter of intent, or LOI, relating to the sale of its entire ownership interest in MitoCareX, of which it owns 52.73% of the issued and outstanding share capital, to N2OFF, Inc., a Nevada corporation, or N2OFF.

On February 25, 2025, SciSparc entered into the MitoCareX SPEA, as amended on May 18, 2025, together with MitoCareX, Dr. Alon Silberman and Prof. Ciro Leonardo Pierri, as the Sellers, pursuant to which the Sellers will sell their stakes in MitoCareX to N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. The MitoCareX SPEA contains customary representations, warranties and covenants by each of the parties. The closing of the MitoCareX SPEA is contingent upon, among other customary obligations, obtaining approval of N2OFF’s stockholders by the requisite majority. On May 18, 2025, the parties amended the MitoCareX SPEA, solely by extending the exclusivity period by an additional ninety days, such that either party may terminate the MitoCareX SPEA in the event that the closing date has not occurred within one hundred and eighty days of February 25, 2025.

On the closing date of the transactions contemplated under the MitoCareX SPEA, SciSparc will transfer and sell its stake in MitoCareX to N2OFF in consideration for a cash payment of $700,000 and shares of N2OFF common stock, par value $0.0001 per share, or the N2OFF Common Stock, representing 16.75% of N2OFF on a fully-diluted basis. SciSparc’s sale of its stake in MitoCareX is contingent upon the transfer of the other Sellers’ stakes to N2OFF in exchange for agreed to amounts of N2OFF Common Stock.

Following the closing date of the MitoCareX SPEA, the Sellers may receive such number of additional shares of N2OFF Common Stock, for no additional consideration, that reflects an aggregate amount of up to 25% of the issued and outstanding capital stock of N2OFF on a fully-diluted basis, or the Additional N2OFF Stock, which Additional N2OFF Stock, if the respective milestones are achieved as defined in the MitoCareX SPEA, will be duly issued in installments based on the achievement of each milestone, as set forth in the MitoCareX SPEA, and will be allocated amongst the Sellers as follows: 50% to SciSparc, 33.33% to Mr. Silberman and 16.67% to Mr. Pierri. The Sellers’ eligibility to receive Additional N2OFF Stock will terminate on December 31, 2028, such that if a specific milestone is not achieved and therefore the right to receive the respective number of shares of Additional N2OFF Stock issuable upon the achievement of such milestone is not earned by December 31, 2028, the right to receive the number of shares of Additional N2OFF Stock attributable to any such non-achieved milestone pursuant to the MitoCareX SPEA will terminate.

Commercialization

Although SciSparc started early commercialization of its proprietary PEA oral tablets CannAmide™, it intends to build a global commercial infrastructure to effectively support the commercialization of its main pharmaceutical product candidates, if and when SciSparc believes regulatory approval of a pharmaceutical product candidate in a particular geographic market appears imminent.

To develop the appropriate commercial infrastructure, SciSparc will likely have to invest significant amounts of financial and management resources, some of which SciSparc expects to commit prior to completing the regulatory process for its pharmaceutical product candidates. Where appropriate, SciSparc may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of its pharmaceutical products. In certain instances, SciSparc may consider building its own commercial infrastructure.

In June 2023, SciSparc entered into a license and distribution agreement with SciSparc Nutraceuticals pursuant to which it granted SciSparc Nutraceuticals an exclusive license to sell and market its PEA oral tablets, CannAmide™ on Amazon Marketplace in Canada.

Effective as of June 7, 2024, SciSparc Nutraceuticals and SciSparc entered into an amendment to the license and distribution agreement to amend the term of the license and distribution agreement to an indefinite term, unless terminated by either party upon 30 days advanced notice.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While SciSparc believes that its scientific knowledge, technology and development experience provide it with competitive advantages, SciSparc faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that SciSparc successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of SciSparc’s knowledge, there are multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing, among others, CBDV based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need. Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and metabolism and solid tumors. RespireRx is developing dronabinol for OSA treatment. Synendos is a developer of endocannabinoid modulators for the treatment of CNS disorders. It has developed pharmaceutical products to restore the natural function of the brain and treat neuropsychiatric disorders. Synendos is developing small molecules as selective endocannabinoid reuptake inhibitors that increase the levels of endogenous cannabinoids to treat CNS disorders caused by cannabinoid deficiency. Inversago Pharma (formerly GIcare Pharma) is focused on developing peripheral cannabinoid (CB1) receptor antagonist/inverse agonist for the treatment of metabolic diseases such as obesity, insulin resistance, and liver fibrosis. Its drug INV-101 (Inverse agonist of peripheral CB1) under phase-1.

SciSparc’s competitors, either alone or through their strategic partners, might have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than it does and significantly greater experience and infrastructure in researching and developing pharmaceutical products, obtaining FDA and other regulatory approvals of those products and commercializing those products around the world. They may also have intellectual property portfolios that provide them with significant competitive advantages or create substantial barriers in SciSparc’s target markets.

Manufacturing

SciSparc currently contracts with third parties for the manufacturing and testing of its product candidates for preclinical trials and clinical trials and also intend to do so in the future. SciSparc does not own or operate manufacturing facilities for the production of clinical quantities of its product candidates. The use of contracted manufacturing and reliance on collaboration partners is relatively cost-efficient and may eliminate the need to directly invest in manufacturing facilities and additional staff.

To date, SciSparc’s third-party manufacturers have met its manufacturing requirements. SciSparc expects third-party manufacturers to be capable of providing sufficient quantities of its product candidates to meet anticipated full scale commercial demands. To meet its projected needs for commercial manufacturing, third parties with whom SciSparc currently works might need to increase their scale of production, or SciSparc will need to secure alternate suppliers. SciSparc believes that there are alternate sources of supply that can satisfy its clinical and commercial requirements, although it cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

Government Regulation

FDA Approval Process

In the United States, pharmaceutical product candidates are subject to extensive regulation by the FDA. The FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion, marketing, distribution, post-approval monitoring, reporting, sampling, and import and export of pharmaceutical drug product candidates. Failure to comply with applicable U.S. rules and regulations may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical drug product candidate development in the United States typically involves pre-clinical laboratory and animal testing, the submission to the FDA of an IND Application, which must become effective before clinical testing may commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or disease.

Nonclinical tests include laboratory evaluation of an API or drug substance and drug product’s candidate chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the nonclinical toxicology studies must comply with federal regulations and requirements, including GLP. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of an original IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. In practice, a submitting party should contact the division after this 30 day period to ensure that the FDA has reviewed the IND to the extent that they can assure there will be no hold placed on the IND if the FDA has not responded to SciSparc within this period.

Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients to ensure the quality of the trial and to define the roles of clinical trial sponsors, administrators and monitors. Clinical protocols and details of the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and any amendment involving testing of U.S. study subjects within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary hold of a clinical trial at any time or impose other sanctions if the FDA believes that the clinical trial either is not being conducted in accordance with FDA requirements, regulations or presents a potentially unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may impose other conditions for the protocol and may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements.

505(b)(2) Regulatory Approval Process

Section 505(b)(2) of the FDC Act, or 505(b)(2), provides a regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference, or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

Section 505 of the FDC Act describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A Section 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy, but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of a 505(b)(2) NDA.

Any applicant who submits a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. Generally, 505(b)(2) NDA cannot be approved until all listed patents have expired, except where 505(b)(2) NDA applicant challenges a listed patent through a Paragraph IV certification. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

Although some of SciSparc’s product candidates are based on repurposed drugs, there are at present no patents or other exclusivities listed in the Orange Book pertaining to a product containing the active ingredient dronabinol.

Exclusivity

Three-year exclusivity is available to the holder of an NDA, including a 505(b)(2) NDA, for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials, other than bioavailability or bioequivalence trials, was essential to the approval of the application and was conducted or sponsored by the applicant. This three-year exclusivity period protects against FDA approval of 505(b)(2) NDAs for the condition of the new drug’s approval. As a general matter, three-year exclusivity does not prohibit the FDA from approving 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and nonclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

The cost of preparing and submitting an NDA is substantial, mainly due to the non-clinical and clinical trial costs. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the fiscal year 2024 was $4,048,695.

The FDA has 60 or 74 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug product candidates are reviewed within 10 to 12 months, while most applications for priority review drugs are reviewed within six months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug product candidates, or drug product candidates that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA may inspect the facility or the facilities at which the drug substance and drug product are manufactured. The FDA will not approve the drug product candidate unless compliance with current cGMP, or cGMP, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of requested information.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS plan to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and ETASU. An ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product candidate approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product candidate approvals may be withdrawn if compliance with regulatory standards is not maintained related to the manufacture, safety or effectiveness or problems are identified following initial marketing.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated product candidates, including prescription drugs, are required to register and disclose certain clinical trial information on a public website (clinicaltrials.gov) which is maintained by the U.S. National Institutes of Health. Information related to the product candidate, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product candidate drug product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the design and progress of its development programs.

Fast Track Designation and Accelerated Approval

The FDA has programs to facilitate the development, and thus expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. These therapies for serious conditions are approved and available to patients as soon as it can be concluded that the therapies’ benefits outweigh their risk. Under the Fast Track Program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request.

Under the FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. Accelerated approval may also be based on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, considering the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug product that is approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of confirmatory or post-approval clinical trial(s) or registries to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with FDA, FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track designation may be withdrawn by FDA if FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase, the time between IND submission and NDA submission, and all of the review phase-the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Advertising and Promotion

Once an NDA is approved, a drug product will be subject to certain post-approval requirements. Products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including manufacturing, periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application. The FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse Event Reporting and GMP Compliance

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product candidate, or the FDA may place conditions on an approval that could restrict the distribution or use of the drug product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform with cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the FDA inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product candidate approvals or request product candidate recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

Pediatric Exclusivity and Pediatric Use

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity-patent or non-patent-for a drug if certain conditions are met. Conditions for exclusivity include a determination by the FDA that information relating to the use of a new drug in the pediatric population may produce health benefits in that population; a written request by the FDA for pediatric studies; and agreement by the applicant to perform the requested studies and the submission to the FDA; and the acceptance by the FDA, of the reports of the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.

In addition, under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective, unless the sponsor has received a deferral or waiver from the FDA. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted with the exception of certain oncological indications. The required pediatric assessment must assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data need to be collected before the pediatric studies begin. Under PREA, the FDA must send a non-compliance letter requesting a response with 45 days to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition-generally a disease or condition with a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested and granted before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with an FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that drug product candidate for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product candidate with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. In addition to the potential seven years of market exclusivity after approval, orphan drug designation status qualifies sponsors for tax credits for qualified clinical trials and exemption from user fees.

Special Protocol Assessment

A company may reach an agreement with the FDA under the Special Protocol Assessment, or SPA, process as to the required design and size of clinical trials intended to form the primary basis of an efficacy claim. According to its performance goals, the FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. An SPA request must be made, and all open issues must be resolved before the clinical trial begins. If a written agreement is reached, it will be documented and made part of the administrative record. Under the FDC Act and FDA guidance implementing the statutory requirement, an SPA is generally binding upon the FDA except in limited circumstances, such as if the FDA identifies a substantial scientific issue essential to determining safety or efficacy after the study begins, public health concerns emerge that were unrecognized at the time of the protocol assessment, the sponsor and FDA agree to the change in writing, or if the study sponsor fails to follow the protocol that was agreed upon with the FDA.

Controlled Substances

The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules-Schedule I, II, III, IV or V-with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Schedule I substances may be used only in federally approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical product candidates having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations and cannot be refilled.

Following NDA approval of a drug containing a Schedule I controlled substance, that substance must be rescheduled as a Schedule II, III, IV or V substance before it can be marketed. In 2015, the Improving Regulatory Transparency for New Medical Therapies Act, removed uncertainty associated with timing of the DEA rescheduling process after NDA approval. Specifically, it requires DEA to issue an “interim final rule,” pursuant to which a manufacturer may market its product candidate within 90 days of FDA approval. The new law also preserves the period of orphan marketing exclusivity for the full seven years such that this period only begins after DEA scheduling. This contrasts with the previous situation whereby the orphan “clock” began to tick upon FDA approval, even though the product candidate could not be marketed until DEA scheduling was complete.

Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are required for importation and manufacturing activities, and each registration authorizes which schedules of controlled substances the registrant may handle. However, certain coincident activities are permitted without obtaining a separate DEA registration, such as distribution of controlled substances by the manufacturer that produces them.

The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on all employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. An application for a manufacturing registration as a bulk manufacturer (not a dosage form manufacturer or a repacker/relabeler) for a Schedule I or II substance must be published in the Federal Register, and the application is open for 30 days to permit interested persons to submit comments, objections or requests for a hearing. A copy of the notice of the Federal Register publication is forwarded by DEA to all those registered, or applicants for registration, as bulk manufacturers of that substance. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. As with applications for registration as a bulk manufacturer, an application for an importer registration for a Schedule I or II substance must also be published in the Federal Register, which remains open for 30 days for comments. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if it is necessary to ensure that the United States complies with its obligations under international drug control treaties.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. This limited aggregate amount of cannabis that the DEA allows to be produced in the United States each year is allocated among individual companies, which, in turn, must annually apply to the DEA for individual manufacturing and procurement quotas. The quotas apply equally to the manufacturing of the API/drug substance and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Individual states may also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State Authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on its business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, SciSparc will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products to the extent it chooses to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Whether or not SciSparc obtains FDA approval for a product candidate, it must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product candidate in those countries. Certain countries outside of the United States have a process that requires the submission of a Clinical Trial Application, or CTA, much like an IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials pursuant to European Clinical Trials Regulation regulations. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed in that country.

The requirements and process governing the conduct of clinical trials, product candidate licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the European Union member states resulting from the national implementation of underlying European Union legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements.

To obtain regulatory approval of an investigational drug under the European Union. regulatory systems, SciSparc must submit a MAA. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the Mutual Recognition Procedure, or MRP, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the De-Centralized Procedure, or DCP, to the European Union member state of Spain acting as reference member state.

The European Commission implemented the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the European Economic Area, or EEA. This procedure results in a single marketing authorization granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway (forming together the EEA). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated “orphan drugs” (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene- therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used for human drugs which do not fall within the above mentioned categories if the human drug (a) contains a new active substance which, on the date of entry into force of this Regulation, was not authorized in the Community; or (b) the applicant shows that the medicinal product candidate constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in the centralized procedure is in the interests of patients or animal health at the European Community level.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP, with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product candidate is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: (1) the seriousness of the disease to be treated; (2) the absence of an appropriate alternative therapeutic approach, and (3) anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

Should any Member State refuse to recognize the marketing authorization by the reference member state in a decentralized procedure, on the grounds of potential serious risk to public health, the issue will be referred to the Committee for the Mutual Recognition and Decentralized Procedures human. Within a timeframe of 60 days, member states shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to the CHMP for arbitration. The opinion of the CHMP is then forwarded to the Commission, for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Product candidates or Veterinary Medicinal Product candidates, as appropriate. Since the initial approvals of Sativex in the United Kingdom and Spain, there have been three “waves” of additional approvals under three separate MRPs. Each of these procedures have been completed without any referral, and therefore without any delay.

For other countries outside of the European Union, the requirements governing the conduct of clinical trials, product candidate licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements.

If SciSparc fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product candidate recalls, seizure of product candidates, operating restrictions and criminal prosecution.

In addition, most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to SciSparc obtaining marketing approval for Sativex and its other product candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit Sativex or its other product candidates to be marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. In that case, SciSparc would be unable to market its product candidates in those countries in the near future or perhaps at all.

Expanded Access to Investigational Drugs in the U.S.

An investigational drug may be eligible for clinical use outside the context of a manufacturer’s clinical trial of the drug. “Expanded access” refers to the use of an investigational drug where the primary purpose is to diagnose, monitor, or treat a patient’s disease or condition rather than to collect information about the safety or effectiveness of a drug. Expanded access INDs are typically sponsored by individual physicians to treat patients who fall into one of three FDA-recognized categories of expanded access: expanded access for individual patients, including for emergency use; expanded access for intermediate-size patient populations; and expanded access for large patient populations under a treatment IND or treatment protocol. For all types of expanded access, the FDA must determine prior to authorizing expanded access that: (1) the patient or patients to be treated have a serious or life threatening disease or condition and there is no comparable or satisfactory alternative therapy; (2) the potential patient benefit justifies the potential risks of use and that the potential risks are not unreasonable in the context of the disease or condition to be treated; and (3) granting the expanded access will not interfere with the initiation, conduct, or completion of clinical studies in support of the drug’s approval. In addition, the sponsor of an expanded access IND must submit IND safety reports and, in the cases of protocols continuing for one year or longer, annual reports to the FDA. Expanded access programs are not intended to yield information relevant to evaluating a drug’s effectiveness for regulatory purposes. If a patient enrolled in one of SciSparc’s clinical trials is not eligible or able to continue enrollment, SciSparc may be required to continue to provide its product candidate to such patient through expanded access.

Pricing and Reimbursement in the U.S.

Sales of pharmaceutical product candidates in the United States will depend, in part, on the extent to which the costs of the product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed health care organizations. These third-party payors are increasingly challenging the prices charged for medical product candidates and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic product candidates. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit its net revenue and results. If these third-party payors do not consider SciSparc’s product candidates to be cost-effective compared to other available therapies, they may not cover SciSparc’s product candidates after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow SciSparc to sell its product candidates on a profitable basis.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for product candidates for which SciSparc receives marketing approval. However, any negotiated prices for SciSparc’s product candidates covered by a Part D prescription drug plan will likely be lower than the prices it might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

The ACA was enacted in March 2010. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the law. The ACA may be modified, amended or repealed at any time and may or may not be replaced with a different law or health care payment system. The ACA is expected to continue to have a significant impact on the health care industry. With regard to pharmaceutical product candidates, among other things, the ACA may expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. Since the enactment of the ACA, numerous regulations have been issued providing further guidance on its requirements. The ACA continues to be implemented through regulation and government activity but is subject to possible amendment, additional implementing regulations and interpretive guidelines. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare. SciSparc is unable to predict the full impact of any potential modification, amendment, or repeal of the ACA.

SciSparc’s ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for its products, once approved, and related treatments will be available from third-party payors, such as government health administration authorities, private health insurers and managed care organizations. Third-party payors determine which medications they will cover and separately establish reimbursement levels. Even if SciSparc obtains coverage for a given product by a third-party payor, the third-party payor’s reimbursement rates may not be adequate to make the product affordable to patients or profitable to SciSparc, or the third-party payors may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use SciSparc’s products unless coverage is provided, and reimbursement is adequate to cover all or a significant portion of the cost of its products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices as a condition of coverage, are using restrictive formularies and preferred drug lists to leverage greater discounts in competitive classes and are challenging the prices charged for medical products. Further, no uniform policy for determining coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require SciSparc to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

SciSparc cannot be sure that coverage and reimbursement will be available for any product that SciSparc commercializes and, if reimbursement is available, that the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which SciSparc obtains marketing approval. If coverage and reimbursement are not available, or if reimbursement is available only to limited levels, SciSparc may not successfully commercialize any product candidate for which it obtains marketing approval.

As a condition of receiving Medicaid coverage for prescription drugs, the Medicaid Drug Rebate Program requires manufacturers to calculate and report to CMS their AMP, which is used to determine rebate payments shared between the states and the federal government and, for some multiple source drugs, Medicaid payment rates for the drug, and for drugs paid under Medicare Part B, to also calculate and report their average sales price, which is used to determine the Medicare Part B payment rate for the drug. In January 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revised the manner in which the AMP is calculated by manufacturers participating in the program and implemented certain amendments to the Medicaid rebate statute created under the ACA. Drugs that are approved under an NDA, including a 505(b)(2) NDA, are subject to an additional requirement to calculate and report the manufacturer’s best price for the drug and inflation penalties which can substantially increase rebate payments. On December 21, 2020, CMS issued a final rule that made changes to the Medicaid Drug Rebate Program regulations in several areas, including some changes to the treatment of value-based purchasing arrangements and price reporting for patient benefit programs sponsored by pharmaceutical manufacturers.

For NDA drugs, the Veterans Health Care Act of 1992 requires manufacturers to calculate and report to the Department of Veterans Affairs a different price called the Non-Federal AMP, offer the drugs for sale on the Federal Supply Schedule, and charge the government no more than a statutory price referred to as the Federal Ceiling Price, which includes an inflation penalty. A separate law requires manufacturers to pay rebates on these drugs when paid by the Department of Defense under its TRICARE Retail Pharmacy Program. Knowingly submitting false pricing information to the government creates potential federal False Claims Act liability.

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. SciSparc expects that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule was blocked by a temporary restraining order and preliminary injunctions through various court actions and CMS published a final rule on December 27, 2021 that rescinded the interim final rule. Nonetheless, SciSparc expects that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. It is unknown what form any such changes or any law would take, and how or whether it may affect the biopharmaceutical industry as a whole or SciSparc’s business in the future. SciSparc expects that changes or additions to the ACA, the Medicare and Medicaid programs, such as changes allowing the federal government to directly negotiate drug prices, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.

At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, drug price increases, and, in some cases, designed to encourage importation from other countries and bulk purchasing. On the federal level, the Trump Administration issued a final rule in 2020 for the safe importation of drugs from Canada and other countries. Per this rule, the FDA authorized its first section 804 importation program, or SIP, a program allowing the State of Florida to import certain prescription products from Canada. Section 804 (21 U.S.C. § 384) of the Federal Food, Drug, and Cosmetic Act provides a pathway for U.S. states and Indian tribes to allow importation of certain prescription drugs from Canada. Programs under this pathway must significantly reduce the cost of these drugs to the American consumer without imposing additional risk to public health and safety. As the first program of its kind, SciSparc has yet to see how this Program will be implemented and what specific products will be imported. There is much opposition from the biopharmaceutical industry regarding this Program, but if Florida can execute it as planned, it may signal a trend in the U.S. The practical implications of SIPs, and their implications for the biopharmaceutical industry as a whole or SciSparc’s business in particular remain to be determined.

In July 2021, the Biden administration issued an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. The DHHS has released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. While no legislation or administrative actions have been finalized to implement these principles, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases and allowing Medicare to negotiate pricing for certain covered drug products. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on SciSparc and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of the product candidates for which SciSparc receives approval.

The passage of the Inflation Reduction Act, or the IRA, of 2022 further affects Medicare reimbursement. The IRA has three key elements reforming Medicare drug-pricing policy. The implementation of certain elements of the IRA are still forthcoming, as outlined below, so the specific implications for biopharmaceutical pricing and reimbursement are yet to be determined. Likewise, SciSparc is unable to predict potential modification, amendment, or repeal of the IRA, though some predict that challenges may be made as different provisions are enacted.

As the first key element, the IRA created a program for Medicare drug-price negotiation, enabling the Secretary of DHHS to negotiate the prices of certain costly, single-source drugs or biologics within the Medicare program. Certain drugs and biologics are excluded from this negotiation process, such as drugs that are less than 9 years, and biologics less than 13 years, from their FDA-approval or licensure date, and drugs with an orphan designation as their only FDA-approved indication. The first set of these negotiated prices will not take effect until 2026.

Second, the IRA requires drug manufacturers to pay rebates to the federal government for price increases above the rate of inflation for single-source drugs or biologics covered under Medicare Part B and most drugs under Medicare Part D, which already occurs under the Medicaid program. This inflation-rebate provision for Medicare Part B took effect at the start of 2023, and such provision for Medicare Part D took effect in 2022 as the starting point for measuring drug-price increases, with rebate payments required as of the beginning of 2023. DHHS will start to send rebate invoices to drug manufacturers in 2025.

Third, the IRA restructures the Medicare Part D benefit to limit patients’ out-of-pocket costs and rebalance the bearing of risk for Part D plans and manufacturers. As of 2024, Medicare Part D plan buyers will no longer have to pay out-of-pocket costs for covered drugs once they reach the catastrophic coverage level (when the policyholder’s out-of-pocket spending reaches $7,400). Other aspects of this provision will take effect in 2025.

The bipartisan Drug-Price Transparency for Consumers Act was introduced to Senate on April 20, 2023, and the House of Representatives on October 13, 2023 (S.1250 and H.R.5958, respectively). The Act is currently in committee. This Act would require that direct-to-consumer advertisements for drugs and biologics include a disclosure of pricing information. The Act would apply to drugs and biologicals reimbursable under Medicare or Medicaid and for which direct-to-consumer advertisements are required to include information relating to side effects, contraindications, and effectiveness in accordance with section 202.1(e)(1) of title 21, Code of Federal Regulations. If passed, this Act would amend the Social Security Act to allow the Secretary of DHHS to require such advertisements to disclose the wholesale acquisition cost, or WAC, for a 30-day supply or typical course of treatment and clearly and conspicuously present such price information. If enacted, the Act contemplates that implementing regulations would include the visual and audio components required to communicate the WAC appropriately for the medium of the advertisement, the reasonable amount of time to update the advertisement to reflect any changes to WAC, and the way the manufacturer may include a statement explaining that certain consumers may pay a different amount depending on their insurance coverage. The Act would also subject advertisers to a penalty of up to $100,000 per violation.

The full implications of changes such as those discussed above, and their practical impact on biopharmaceutical pricing and reimbursement, as well as advertising requirements and related costs, on the biopharmaceutical industry as a whole and SciSparc’s business in particular cannot yet be determined.

As noted above, the marketability of any products for which SciSparc receives regulatory approval for commercial sale may suffer if the government and other third-party payers fail to provide adequate coverage and reimbursement. SciSparc expects that an increasing emphasis on cost containment measures in the U.S. will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which SciSparc receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Pricing and Reimbursement in Foreign Countries

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, a member state of the European Union may approve a specific price for the medicinal product candidate. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical product candidates will allow favorable reimbursement and pricing arrangements for any of SciSparc’s product candidates. Historically, product candidates launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

As another example, in Canada, for patented drugs, the Patented Medicines Prices Review Board (PMPRB) uses the median international publicly available ex-factory list price (using prices in 11 pre-determined countries) as the maximum price the company is allowed to charge. The PMPRB is a quasi-judicial body with a regulatory mandate to prevent pharmaceutical patentees from charging consumers excessive prices during the market exclusivity period. This agency then monitors the prices charged by patentees for patented drugs on an ongoing basis. Under the Canadian Patent Act, patentees are required to file price and sales information about their patented drug products at introduction and twice a year thereafter for each strength of each dosage form of each patented drug product sold in Canada.

Other Health Care Laws and Compliance Requirements

In the United States, SciSparc’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the CMS, other divisions of the DHHS (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.

The federal AKS prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value, including unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the ACA amended the intent requirement of the federal AKS so that a person or entity no longer needs to have actual knowledge of the federal AKS, or specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal AKS is grounds for the government or whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

In addition, in November 2020, DHHS finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or PBMs acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal AKS. The regulation reflects the first change to the AKS discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a MCO for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

The federal civil and criminal false claims laws, including the federal False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or for approval by, the federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including public and private payors, or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. The ACA amended the federal health care fraud criminal statute implemented under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have violated the statute.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. The SUPPORT Act, signed into law on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives. The amendment applies to reports submitted to CMS on or after January 1, 2022.

In addition, SciSparc may be subject to data privacy and security regulation by both the federal government and the states in which it conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on HIPAA covered entities and their business associates, including mandatory contractual terms and the implementation of certain safeguards of such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways, may not have the same effect and may not be preempted by HIPAA, thus complicating compliance efforts.  Most recently, fourteen states including California have adopted laws that regulate the privacy and security of consumer personal information, and apply in instances where HIPAA and clinical trial laws do not. In addition, other states such as Washington, have adopted laws that regulate the privacy and security of consumer health data which, again, apply in instances where HIPAA and clinical trial laws do not.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any payor, including commercial insurers. SciSparc may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to marketing expenditures or payments and other transfers of value to physicians and other healthcare providers.

Enforcement actions can be brought by federal or state governments or, in some cases, as “qui tam” actions brought by individual whistleblowers in the name of the government. Depending on the circumstances, failure to comply with these laws can result in penalties, including criminal, civil and/or administrative criminal penalties, damages, fines, disgorgement, debarment from government contracts, individual imprisonment, additional reporting requirements and oversight if SciSparc becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, exclusion from government programs, refusal to allow it to enter into supply contracts, including government contracts, reputational harm, diminished profits and future earnings and the curtailment or restructuring of its operations, any of which could adversely affect its business.

In order to distribute product candidates commercially, SciSparc must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical product candidates in a state, including, in certain states, manufacturers and distributors who ship product candidates into the state, even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product candidate in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product candidate as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities or register their sales representatives. Other legislation has been enacted in certain states prohibiting pharmacies and other health care entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. All of SciSparc’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

The Foreign Corrupt Practices Act

The FCPA regulates part of SciSparc’s business activities. The FCPA has two main provisions applicable to us: (a) the antibribery provisions, which prohibit individuals and businesses from bribing foreign government officials in order to obtain or retain business; and (b) the accounting provisions, which impose certain record keeping and internal control requirements on issuers, and prohibit individuals and companies from knowingly falsifying an issuer’s books and records or circumventing or failing to implement an issuer’s system of internal controls. Violations of the FCPA can lead to civil and criminal penalties, sanctions, and remedies, including fines, disgorgement, and/or imprisonment.

The antibribery provisions of the FCPA prohibits the paying, offering, promising, or authorizing payment or offering money or of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of such foreign official, political party, or candidate in his or her official capacity or to secure any improper advantage in obtaining or retaining business. Under the statute, a company is liable when its directors, officers, employees, or agents, acting within the scope of their employment, commit FCPA violations intended, at least in part, to benefit SciSparc.

The accounting provisions of the FCPA consist of two primary components. First, under the “books and records” provision, issuers must make and keep books, records, and accounts that, in reasonable detail, accurately and fairly reflect an issuer’s transactions and dispositions of an issuer’s assets. Second, under the “internal controls” provision, issuers must devise and maintain a system of internal accounting controls sufficient to assure management’s control, authority, and responsibility over the company’s assets. The accounting provisions do not apply only to bribery-related violations. Rather, the accounting provisions require that all public companies account for all of their assets and liabilities accurately and in reasonable detail.

SciSparc, its affiliates, and its and their operations around the world are subject to the FCPA because SciSparc is an ‘issuer’ as defined in the statute. The U.S. Department of Justice aggressively enforces the FCPA and has, at times, focused its enforcement attention to the pharmaceutical sector.

Grants from the IIA

SciSparc’s research and development efforts mainly with respect to its past activities (with respect to immunotherapy programs such as the Anti-CD3)  were financed in part through royalty-bearing grants from the IIA. As of December 31, 2024, SciSparc had received the aggregate amount of approximately $1.1 million from the IIA for the development of its abovementioned technologies. With respect to such grants, SciSparc is committed to pay royalties of up to an aggregate amount of approximately $1.1 million relating only to technologies in its possession and excluding any royalties for technologies that SciSparc sold to third parties. SciSparc is further required to comply with the requirements of the Innovation Law, with respect to those past grants. In addition, any change of control and any change of ownership of SciSparc’s securities that would make a non-Israel citizen or resident an “interested party” as defined in the Israeli Securities Law, 5728 – 1968 requires a written notice to the IIA. Non-Israeli citizens and residents are required to execute an undertaking in favor of the IIA, in the form prescribed by the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law and regulations thereunder restrict the transfer or licensing of such know-how inside or outside of Israel, and the transfer or licensing outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of its current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, SciSparc might apply for such support in the future.

Current Regulatory Status of SciSparc’s Pharmaceutical Products

United States

The active ingredient in SciSparc’s pharmaceutical product candidate SCI-110 is a Schedule I controlled substance. Other drug candidates in its portfolio are either not controlled or as yet to be scheduled.

SciSparc’s drug candidate SCI-110 is being developed, among others, for the treatment of TS. TS may be considered a serious condition with a potentially disabling nature. Thus, it may be eligible for a fast-tracked submission. However, a request for eligibility may be filed by SciSparc later in the development of this molecule. In June 2016, SciSparc submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed SciSparc that its request could not be granted at such time and is being held in abeyance until and subject to it providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support its scientific rationale for its request for orphan drug designation within 12 months. In September 2017, SciSparc responded to such FDA letter within the designated time frame and provided the FDA with its articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, SciSparc received the FDA’s response to SciSparc’s response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant SciSparc’s request and indicated that it did not provide adequate prevalence estimates, and any evidence to support its statement that only moderate to severe TS patients would require pharmacological treatment. SciSparc further responded in January 2018 by providing the requested information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant SciSparc’s request due to fact that it has not yet provided adequate prevalence estimates. However, the FDA did agree with SciSparc’ s position that it could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After SciSparc had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about its ability to limit the use of the pharmaceutical product to the subset of patients SciSparc is pursuing. Due to the fact that SciSparc disagrees with this concern, it requested a clarification call. In the clarification call conducted on February 2, 2021, SciSparc agreed with the FDA concern about its ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so SciSparc suggested to amend its preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, SciSparc sent its response to the FDA. In June 2021, SciSparc received a response from the FDA explaining that they are unable to grant the request until new information becomes available to support the request for orphan drug designation. SciSparc will re-visit the application after it obtains clinical results from its phase IIb clinical study in TS.

Canada

NNHPD Approval

Pursuant to a non-traditional class III Product License Application, CannAmide™, or TheraPEA, received Health Canada approval (NPN 80093504) from the NNHPD on July 23, 2019. In the approval letter, the NNHPD confirmed that the application was in compliance with section 7 of the NHPR. The dosage of 1 x 400 mg tablet 3 times daily was approved for the following use: “Studies show that PEA may be used as an anti-inflammatory to help relieve chronic pain”.

Any labels used in the marketing of TheraPEA must reflect the information outlined on the product license and must comply with the labelling requirements as per Part 5 of the NHPR. In addition, natural health products, such as TheraPEA, must be manufactured, packaged, labelled, imported, distributed and stored in accordance with GMP as required by NHPR or in accordance with equivalent requirements if the natural health product is imported. Furthermore, in accordance with Section 44 of the NHPR, each product for sale in Canada must comply with the finished product specifications submitted to Health Canada.

Pursuant to the NHPR, companies are required to provide the NNHPD with the Canadian site information prior to commencing the importation and/or sale of the natural health products in Canada.

Changes made in respect of a licensed product require the submission of an amendment, notification or a new product license application as per sections 11, 12 and 13 of the NHPR.

Organizational Structure

SciSparc Nutraceuticals is SciSparc’s majority-owned subsidiary in which SciSparc has a 50.86% controlling stake and is focused on e-commerce operations of Wellution™, a top- seller account of Amazon Marketplace, which sells hemp-based products. Brain Bright Ltd. is an inactive wholly-owned subsidiary. SciSparc also own 100% of the issued and outstanding share capital of Evero Health Ltd., a company focused on the development and commercialization of SCI-110 sleep technology.

On November 17, 2022, SciSparc invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 ordinary shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind. As of May 23, 2025, following a reverse stock split of Clearmind’s outstanding shares, SciSparc holds 7,692 ordinary shares of Clearmind, representing less than 0.2% of the outstanding share capital of Clearmind.

SciSparc also holds 52.73% of MitoCareX, an Israeli private company.

SciSparc holds a minority interest in AutoMax of approximately 4.82% and a minority interest of approximately 1.14% of Jeffs’ Brands.

Property, Plants and Equipment

SciSparc’s offices are located at 20 Raul Wallenberg Street, Tower A, 2nd Floor, Tel Aviv 6971916, Israel, where it currently occupies approximately 120 square meters, under a joint lease with a third-party for a total of 240 square meters. The lease ends on June 30, 2025. SciSparc’s current monthly rent payment is NIS 10,200 (approximately $3,300).

SciSparc considers that its current office space is sufficient to meet its anticipated needs for the foreseeable future and is suitable for the conduct of its business. However, it is currently assessing its future needs and has not renewed its lease as of the date hereof.

Legal Proceedings

In connection with a joint venture transaction, entered on May 15, 2020, by and between SciSparc, Capital Point and Evero Health Ltd., one of SciSparc’s subsidiaries, it issued a warrant to Capital Point to purchase $340,000 of SciSparc ordinary shares, or the Warrant Shares, with an exercise price per ordinary share equal to the closing price of SciSparc’s ordinary shares on the trading day on which the notice of exercise is actually received by SciSparc. Such warrant was exercisable for 12 months starting from May 15, 2021.

On November 4, 2021, SciSparc received from Capital Point a notice of exercise with respect to the Warrant Shares, which was rejected by SciSparc. On May 2, 2023, Capital Point filed a lawsuit in the Tel Aviv-Jaffa District Court against SciSparc as the sole defendant in connection with the Warrant Shares. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for SciSparc to issue a warrant to Capital Point to purchase $340,000 of SciSparc ordinary shares to Capital Point, the return of any unlawful profits received by us and punitive damages.

As of May 23, 2025, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of the date of this prospectus, SciSparc cannot predict the likelihood of its success in the lawsuit.

In February 2025, SciSparc signed a settlement agreement regarding a lawsuit we filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of SciSparc’s former directors, or the Defendants. The lawsuit included allegations of breaches of fiduciary duties under the Israeli Companies Law, 1999, relating to a prior acquisition of a pain clinic network through a subsidiary of ours. As part of the settlement agreement, SciSparc will be entitled to a $411,000 cash payment from the Defendants in exchange for our full dismissal of the lawsuit. The settlement agreement includes the termination, effective as of February 5, 2024, of a disputed licensing agreement with Dekel Pharmaceuticals Ltd. or Dekel. As part of the Settlement, Dekel clarified, to SciSparc’s full satisfaction, that SciSparc will retain its exclusive global rights to our extensive IP portfolio, patents, know-how and technologies and is released from all alleged commitments, claims and royalties related or arising out of the license agreement from May 2015 with Dekel, including those related to claimed core technologies. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related whatsoever to SciSparc’s pipeline and development program.

AUTOMAX BUSINESS

This section sets forth certain information about AutoMax’s business and certain of AutoMax’s financial and operating information appearing elsewhere in this proxy statement/prospectus. It may not contain all the information about AutoMax that may be important to you, and we urge you to read the entire proxy statement/prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoMax,” and AutoMax’s financial statements included elsewhere in this proxy statement/prospectus. Unless otherwise noted, all references in this subsection to “we” or the “Company” are to AutoMax.

Business Overview

Overview

AutoMax imports and markets a variety of private vehicle models, from various categories such as small vehicles, crossovers, executive vehicles, premium vehicles, work vehicles, buses manufactured by Temsa, and in addition operates in the automobile trade-in business. AutoMax’s operations are conducted in Israel. AutoMax believes there are several primary factors that contribute to the success of vehicle importers in Israel, including: (i) innovative vehicle models and the manner in which these are branded among customers; (ii) trade conditions, especially the exchange rates of the foreign currencies in which the importer imports in comparison to the currency exchange rates of competitors; (iii) the existence of good relations with the manufacturer and/or the agent which is also reflected in import prices; (iv) the technological quality of the imported vehicles; (v) high marketing ability of the importer, which is also reflected in the adjustment of the vehicle and the prices to market demands; (vi) the level of provided service and the reputation of the importer; (vii) good geographical layout of purchasing agencies across the world (especially true for parallel importers); and (viii) the geopolitical situation in the countries from which the vehicles are imported. AutoMax’s clients range from private customers to institutional customers, including companies that lease, rent, and operate vehicle fleets, and car dealerships.

AutoMax operates through various subsidiaries which include Dalhom AutoMax, AutoMax Trade-In, AutoMax Direct Import, and Global AutoMax.

Global AutoMax holds three subsidiaries: AutoMax HaShfela Ltd., AutoMax Fleet Vehicles Ltd., and AutoMax HaSharon Ltd.

Material Agreements Relating to AutoMax’s Business

Founders’ Agreement to establish a joint company in connection with AutoMax’s branches in Petah Tikva and Ra’anana

On April 25, 2021, Global AutoMax entered into a founders’ agreement, or the HaSharon Founders’ Agreement, with A.V.A. Motors Ltd., which acts as an authorized reseller of vehicles imported by AutoMax and operated a branch in Petah Tikva, or A.V.A. Reseller. Pursuant to the HaSharon Founders’ Agreement, the parties founded a joint company, AutoMax HaSharon Ltd., or AutoMax Hasharon, which until October 2022, engaged in operating marketing and sales centers for vehicles imported by AutoMax in the cities of Petah Tikva and Ra’anana. In the second quarter of 2024, AutoMax closed the Petah Tikva branch. The HaSharon Founders’ Agreement was cancelled on February 4, 2025. For further details on HaSharon Founders’ Agreement, please see page 212.

Trade-In Activity in Israel

On March 16, 2022, Global AutoMax entered into a founders’ agreement, as amended, with Av Yo Holdings Ltd., or the Partner, to establish a joint entity, AutoMax Trade-In Ltd., or AutoMax Trade-In, which engages in the purchase and sale of used vehicles (trade-in), or the Trade-In Agreement. Pursuant to the Trade-In Agreement, Global AutoMax grants AutoMax Trade-In exclusivity in the purchase of trade-in vehicles, as purchased by Global AutoMax from its customers, according to pricing determined at Global AutoMax’s discretion, subject to fulfilment of certain quotas as agreed in the Trade-In Agreement. Since the second quarter of 2024, AutoMax’s trade-in activity is being conducted within AutoMax’s existing branches. For further details on the Trade-In Agreement, please see page 213.

Founders’ agreement in relation with the branches in Ashkelon and Ashdod

On July 19, 2022, Global AutoMax entered into a founders’ agreement, or the AutoMax HaShfela Founders’ Agreement, with an authorized reseller, A.S Mobility Ltd., that operates AutoMax’s branch in Ashkelon pursuant to which Global AutoMax and the authorized reseller founded a joint company, AutoMax HaShfela Ltd., or AutoMax HaShfela, which operates as a vehicle distribution and sales center in Ashdod and Ashkelon. Pursuant to the AutoMax HaShfela Founders’ Agreement, Global AutoMax owns half of AutoMax HaShfela and the authorized reseller holds the other half. The board of directors of AutoMax HaShfela consists of four directors, two of which were appointed by the authorized reseller and two which were appointed by Global AutoMax. In the second quarter of 2024, AutoMax closed the Ashkelon branch, while the Ashdod branch remains operational. For further details on this agreement, please see page 213.

Import and Marketing of Buses in Israel

On June 19, 2022, AutoMax entered into a founders’ agreement with Dalhom, which owns a franchise for importing buses of the Temsa brand, manufactured in Turkey, pursuant to which the companies formed Dalhom AutoMax Ltd., a limited liability company formed under the laws of the State of Israel, or Dalhom AutoMax, and the Dalhom AutoMax Founders’ Agreement, respectively. The purpose of Dalhom AutoMax is to serve as a direct importer of Temsa buses in Israel and market these. The Dalhom AutoMax Founders’ Agreement closed on November 20, 2022, following which each of AutoMax and Dalhom held 50% of Dalhom AutoMax. For further details on the Dalhom AutoMax Founders’ Agreement, please see page 214.

Agreement for Direct Import of Electric Vehicles to Israel

On March 13, 2023, Dalhom AutoMax entered into an agreement with Al Damani, a UAE vehicle manufacturer, subject to which Dalhom AutoMax would distribute, sell, and promote the Al Damani electric vehicles in Israel. This agreement remains subject to Dalhom AutoMax obtaining all the regulatory approvals as required by the Ministry of Transportation to import vehicles into Israel, a condition that has not yet been met.

Import and Marketing of Vehicles Manufactured by JAC in Israel

In November 2024, AutoMax Direct Import finalized entering into agreements with JAC. On December 27, 2024, AutoMax Direct Import received its first shipment of vehicles manufactured by JAC, following regulatory approvals for direct importation. AutoMax management believes the agreement with JAC will generate growth for AutoMax. For further details on the JAC Agreements, please see page 214.

Founders’ Agreement for Import and Marketing of JAC Trucks in Israel

On May 8, 2025, AutoMax received the preliminary approval of JAC to franchise trucks and heavy vehicles manufactured by JAC, by a joint company owned by AutoMax and Automotive Equipment. On May 8, 2025, AutoMax and Automotive Equipment entered into the Automotive Equipment Founders’ Agreement. For further details on the Automotive Equipment Founders’ Agreement, please see page 74.

Marketing Channels and Distribution

Direct Distribution and Marketing

As of the date of this proxy statement/prospectus, Global AutoMax directly operates six branches, located in Jerusalem, Haifa, Afula, Netanya, Ra’anana, and Rishon LeZion. The branch located in Ashdod is operated by a joint company of Global AutoMax and a third party, and the remaining branches in Beer Sheva (which reopened) and Hedera are operated through authorized reseller, as detailed below. The Jerusalem branch also serves as the location for AutoMax’s headquarters and includes facilities for licensing and vehicle preparation for sale.

AutoMax maintains an official website and is active on social media platforms such as Facebook, Instagram, LinkedIn, and TikTok. AutoMax also utilizes paid promotion and advertising platforms such as Taboola and Outbrain, to share updates on new products and promotions. AutoMax’s marketing efforts extend to traditional media as well, including billboards, newspapers and flyers. AutoMax regularly assesses the need to expand its marketing initiatives and their potential impact to enhance business operations. AutoMax’s trade-in services (through AutoMax Trade-In), which also function as a marketing tool for selling new vehicles, are primarily conducted by AutoMax Trade-In at the existing branches, since the closure of the Glilot branch during the second quarter of 2024.

Authorized Resellers

As of the date this proxy statement/prospectus, AutoMax’s branches in Hedera and Beer Sheva (which reopened) are operated through authorized Resellers under AutoMax’s brand. The agreements with authorized resellers are typically for 3-5 years period, with some agreements automatically renewing unless terminated as specified. The agreements with authorized resellers typically include sales targets that, if unmet, allow AutoMax or its subsidiaries to terminate the contract. In addition, most agreements allow either party to terminate the contract for any reason, with 90 days’ prior notice. Authorized resellers are responsible for purchasing demonstration vehicles, maintaining a minimum vehicle inventory, and running showrooms at their own expense, per AutoMax’s standards. They also conduct advertising activities and must keep information confidential during and after the agreement period. Vehicles are sold at prices set by AutoMax, with authorized resellers earning commissions based on the vehicle model and agreement terms. Marketing efforts are handled by authorized resellers using AutoMax’s brand, subject to approval, to attract customers to their branches.

The following table sets forth AutoMax’s revenue share in companies held by AutoMax and third parties (not including wholly-owned subsidiaries of AutoMax), in accordance with its holding percentages of such companies, and pursuant to its founders’ agreements:

Company Name	AutoMax Revenue Share (directly and indirectly)	Third Party Name	Third Party Revenue Share	Agreement Name	Consolidated Company (company controlled by AutoMax (as defined in IFRS 10), whose financial statements are consolidated as part of AutoMax’s financial statements)
AutoMax HaShfela Ltd.	50%	A.S Mobility Ltd.	50%	AutoMax HaShfela Founders’ Agreement	No
Dalhom AutoMax Ltd.	50%	Dalhom Motors Ltd.	50%	Dalhom AutoMax Founders’ Agreement	No
Dalhom AutoMax Service Centers Ltd. (subsidiary (100%) of Dalhom AutoMax)	50%	Dalhom Motors Ltd.	50%	Dalhom AutoMax Founders’ Agreement	No
AutoMax Trade-In Ltd.	80%	Av Yo Holdings Ltd.	20%	Trade-In Agreement	Yes

Industry Overview

The vehicle market in Israel differs from most vehicle markets in the world due to its geographical isolation (the absence of open land borders for free trade in vehicles) and the existence of high import duties. The percentage of vehicle ownership in Israel is relatively low compared to various Western countries, due to, among other things, the relatively high price of vehicles, mainly due to high taxation, inferior road infrastructure compared to other Western countries, and high population density.

Furthermore, the vehicle market in Israel includes a relatively large number of vehicle importers (compared to other sectors in the economy), who import vehicles that are manufactured in different countries around the world. Most vehicle importers import several brands and products.

The development of the automotive market in Israel is characterized by fluctuations resulting from changes in the macroeconomic environment of the economy, among other factors. The main characteristics of the automotive market that affect the group’s activity and the competitors in this market are:

●	High dependence on suppliers. The success of vehicle importers depends mainly on the relationship with manufacturers of the vehicles imported and the strategy of the manufacturers’ activity in relation to the launch of new products, brand positioning in the world, model policy, trade conditions, price policy and marketing support. It should be noted that the dependence on the vehicle manufacturers is mainly relevant to the direct importers who have, in practice, exclusive franchise agreements with manufacturers whose products they import to Israel. AutoMax believes that it has no significant reliance on the activity of a particular vehicle manufacturer.

●	Changes in consumer preferences. The vehicle preferences in Israel are subject to frequent changes, resulting from the preference of certain models by consumers, and due to a variety of factors, including but not limited to, engine type (diesel, oil, electric, hybrid or gasoline), the size of the vehicle, its design, technological advantages, environmental rating, fuel economy, safety standard, price and marketability on the resale market.

●	Taxation of vehicles. The importing of most private vehicles in Israel is subject to purchase taxes, Value Added Tax and customs imposed at cumulative rates of approximately 30%-130% (or, oftentimes, more), of the cost of the vehicles. The aforementioned tax rates are among the highest in the world. Changes in tax rates, or benefits given to vehicles of a certain type, have a direct impact on the preferences of customers in the area of activity. In addition, changes in taxation on vehicles provided to employees as part of their employment conditions may affect their preference in relation to receiving vehicles from the workplace versus purchasing.

●	Fuel and electricity prices. Changes in fuel and electricity prices may have an impact on consumer preferences in the long term. Vehicle model preferences vary depending on the type of energy used (i.e., diesel, gas, gasoline, or electricity) and each such energy price.

●	Regulation. The automotive industry in Israel is characterized by vast regulation and strict regulatory requirements, including the standardization requirements, which may affect the Company’s expenditure and the results of its operations.

●	Infrastructure levels and density of the roads. According to research conducted by the Bank of Israel, the roads in Israel are characterized by high levels of density, especially in the areas with greater population concentration. This affects the scope of vehicle purchases and is expected to affect it in the future as well.

●	Changes in currency and interest rates as well as the economic environment.

Based on data provided for AutoMax, within the private vehicle market in Israel, taking into account only importers that imported 20 vehicles or more as of June 2024, there are approximately 41 different vehicle importers, of which approximately 19 are direct importers and 22 parallel importers.

The vehicle market in Israel is characterized by vast regulations, one of which is the Committee for Increasing Competitiveness in the Economy under the Ministry of Finance of the State of Israel. In order to increase the competitiveness in the field of the automotive industry and decrease the price of vehicles and spare parts, while increasing the existing variety in the Israeli market, one of the laws that was adopted for this purpose was the Vehicle Services Licensing Law, which purpose was to regulate the licensing of automotive services in the industry. The law came into effect by supervisory orders by virtue of the Supervision of Commodities and Services Law, 5717-1957, or the Vehicle Services Law.

The Vehicle Services Law defined three types of importers: (i) Direct importers – an importer operating according to an agreement with the vehicle manufacturer; (ii) parallel importer – an importer operating according to an agreement with an authorized agent of the vehicle manufacturer; and (iii) small importer – an importer who imports up to 20 vehicles per year, operating according to an agreement with an individual in a foreign country. The Vehicle Services Law further mandates that when granting an import license, the director of the Vehicle and Maintenance Services Department at the Ministry of Transportation, may consider, inter alia, aspects related to promoting competition in the automotive industry, after consulting with the competition commissioner.

Competition

AutoMax operates in two highly competitive industries, the vehicle industry in Israel as an importer and seller and in the international vehicle industry as a purchaser of vehicles.

The value chain in the automotive industry includes international vehicle manufacturers, vehicle importers, vehicle dealers (over 8,000 authorized vehicle dealers), financing entities and end users: households, corporate firms and public organizations. According to the Automotive Industry Review published online by Dun & Bradstreet in February 2024, or the Automotive Industry Review, there are approximately 20 official import groups representing various manufacturers in Israel, which are responsible for approximately 97% of the automotive imports to Israel. Alongside these, there are several dozen parallel importers who are collectively responsible for approximately 3% of the imports. However, during the years 2019 to 2024, a small number of parallel importers were responsible for approximately 75% of the total parallel import to Israel. Additionally, there are vehicle leasing and rental companies, consisting of approximately five primary companies, alongside smaller companies.

According to the Automotive Industry Review, as of year-end-2023, there were approximately 4.1 million vehicles on the roads in Israel, of which, approximately 86% are private vehicles. According to the State of Israel Central Bureau of Statistics, despite a relatively low level of vehicle ownership in Israel, based on the number of vehicles per 1,000 residents, the traffic density remains among the highest in the world. Based on studies conducted in previous years, as detailed in Automotive Industry Review, the density is 3.5 times higher than the Organization for Economic Co-operation and Development, or the OECD, average. The main contributors are the concentration of population in central Israel, an underdeveloped public transportation system and the lack of correlation between the construction of roads and the increase in population.

Operating and growth Strategy

According to the Automotive Industry Review, the total number of motorized vehicles in Israel consists of approximately: 3.5 million private vehicles (representing approximately 86%), 310,000 trucks (representing approximately 8%), 169,000 motorcycles (representing approximately 4%), and 64,000 buses and taxis in aggregate (representing approximately 2%). The Automotive Industry Review – 2023, published in Dun & Bradstreet detailed that in the first part of the year 2023, the volume of automobile deliveries resembled that of the peak year in 2021; however, commencing from June 2023 there was a slowdown in the volume of deliveries. This deceleration was a result of events that impacted the economy in 2023, adversely affecting the purchasing power of households, high interest rates prevailing in the economy in 2023, peaking at 4.75% in the latter half of the year, diminished both purchasing power and financing capabilities, the proposed judicial reforms in Israel creating significant uncertainty in the economy and threatening Israel’s credit rating, also affecting the shekel-dollar exchange rate and increasing the cost of imported goods, including automobiles; and the outbreak of Israel’s current war against Hamas that became known as the ‘Iron Swords’ war in Israel (for more information, see “Risk Factors – Risks Related to AutoMax’s Operations in Israel – Conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region, may adversely affect AutoMax’s operations and limit its ability to market its products, which would lead to a decrease in revenues”), which resulted in reduced demand.

According to the Israel Tax Authority, in the year 2024, there was an aggregate of 325,943 passenger vehicles imported to Israel, compared to 283,835 in the year 2023, representing an increase of 14.8%, and compared to 306,087 in the year 2022. Passenger vehicle imports were lower in aggregate through November 2024 compared to the corresponding period in 2023, and the annual increase was due to the massive imports in December 2024, on the eve of the reduction in the purchase tax benefit for electric vehicles, an update to the green taxation formula. Based on AutoMax’s financial results, the import of vehicles in the first three quarters of 2023 showed an increase compared to the first three quarters of 2022 and declined in the last quarter due to the outbreak of the ‘Iron Swords’ war, which resulted in reduced demand, delays, and increased transportation costs, coupled with security threats associated with transportation in the Red Sea.

Additionally, the ‘Iron Swords’ war that began in the fourth quarter of 2023 created market uncertainties and weakened consumer sentiment. At the onset of the war, numerous employees were put on unpaid leave or were called to serve as reservists, many businesses in the commercial sector reduced their workforce or at least halted recruitments, reducing the inclination to acquire new cars. Due to the reduction in manpower, the number of employed individuals in the commercial sector holding leased vehicles on behalf of the employer, who constitute major clients of leasing services, has slowed down, and according to Automotive Industry Review, this is expected to further dampen the demand for leasing services in the year 2025. The Israeli economy faces significant challenges due to the complex security situation and global market conditions. Economic indicators point to mixed trends: on one hand, low unemployment and relatively moderate inflation compared to other Western countries indicate economic resilience; on the other hand, a high deficit and rising debt-to-GDP ratio emphasize the need for careful fiscal management.

AutoMax currently operates nine branches, six of which are operated directly by Global AutoMax, one is operated through joint company of Global AutoMax and a third party, and two are operated by authorized representatives. AutoMax agreements with its authorized representatives are typically for a term between three and five years.

AutoMax’s main strategies to help enable its growth include:

●	Building and preserving an inventory of products and models in accordance with customer preferences, and technological advancements and market developments. AutoMax frequently monitors trend changes and consumer preferences, in order to expand the range of products and services it offers.

●	Integrating activity sectors in the vehicle industry synergistic to its activity and the deployment of supply sources on sales centers, while examining their contribution to its profitability.

●	Obtaining a leasing license and entering the leasing market.

●	Forming partnerships and/or collaborations with representatives and manufacturers of internationally leading brands in the automotive industry as well as investment fields.

Financing

AutoMax group companies have non-guaranteed credit lines from five banking corporations, which are classified in its financial statements as short-term loans, as detailed below:

Borrowing Company	Credit Line Amount (NIS in thousands)	Utilized Amount as of December 31, 2024 (NIS in thousands)	Lender	Interest Rate (annual)	Collateral provided in favor of the lender and other essential conditions	Commitments to comply with financial covenants	Bank consent for the Merger
Global AutoMax	30,000 32,500 42,500 32,500	25,000 32,500 42,500 30,000	Bank A Bank B Bank C Bank D	Prime + 1.15%-2.15% Prime +1.25%-2.25% Prime +0.5%-1.5% Prime +0.75%-1.75%	As detailed below.

(1) The total tangible equity of Global AutoMax will not be less than NIS 35 million (examined semi-annually, based on Global AutoMax’s financial statements); (2) Global AutoMax total tangible equity divided by Global AutoMax total tangible balance sheet will not be less than 20% from in Bank A and will not be less than 25% in Banks B, C and D (examined semi-annually, based on Global AutoMax’s financial statements) (the “Equity to Balance Sheet Ratio”) (3) Global AutoMax vehicle inventory in accordance with its financial statements divided by its net credit, will not be less than 115% at any time (examined monthly) (the “LTC Ratio”).

As of December 31, 2024, Global AutoMax met all its financial covenants: the tangible equity of Global AutoMax was between NIS 66,374 thousand and NIS 68,072 thousand (according to the differences in the definition of tangible equity for each of the banks); the Equity to Balance Sheet Ratio was between 25.12% and 25.6% (according to the differences in the definition of the term tangible equity for each of the banks) and the LTC Ratio was 121.82%.

							Not yet provided as of date of this prospectus. Not yet provided as of the date of this prospectus. Not yet provided as of the date of this prospectus Not yet provided as of the date of this prospectus

AutoMax Trade-In	15,000	13,680	Bank C	Prime + 0.5% -1.5%	As detailed below.

(1) The total tangible equity of AutoMax Trade-In will not be less than a total of 25% of the total tangible balance sheet of AutoMax Trade-In (examined on a semi-annual basis, according to the annual and semi-annual financial statements of AutoMax Trade-In) (the “Equity to Balance Sheet Ratio”); and (2) The ratio between (a) the value of AutoMax Trade-In’s vehicle inventory, and (b) its net financial debt, will not be less than 130% (examined every month as well as upon demand of the bank). As of December 31, 2024, AutoMax Trade-In did not meet all its financial covenants detailed above: the Equity to Balance Sheet Ratio was 26.28%, and the ratio detailed in section (2) was 152.98%.

							Not yet provided as of the date of this prospectus.

Dalhom AutoMax	7,500 2,500	7,500 2,500	Bank C Bank D	Prime + 0.5% -1.5%	As detailed below.	The ratio between (a) the value of Dalhom AutoMax vehicle inventory plus the advance payments made to Dalhom AutoMax supplier, and (b) Dalhom AutoMax net financial debt, shall not be less than 1.2 (the “Inventory-to-Debt Ratio”). The Inventory-to-Debt Ratio is examined every month as well as at the request of the Banks. As of December 31, 2024, the Inventory-To-Debt Ratio is 1.29.	Not yet provided as of the date of this prospectus. Not yet provided as of the date of this prospectus.

AutoMax Direct Import	23,000	23,000	Bank D	Prime +1%-2%	As detailed below.	(1) The total tangible equity of Automax Direct Import will not be less than an amount equal to 30% of the tangible balance sheet of Automax Direct Import (examined each quarter based on Automax Direct reports starting June 2025); (2) the ratio between AutoMax Direct Import vehicle inventory and AutoMax Direct Import net credit shall not be less than 130%; and (3) meeting revenue and profit targets according to an annual business plan (for this purpose, deviation of up to 10% will not be considered a violation of this covenant).	Provided.

AutoMax Direct Import	20,000	(extended in April 2025)	Bank E	Prime +1.7%-2.7%	As detailed below.	(1) The total tangible equity of AutoMax Direct Import will not be less than an amount equal to 30% of the tangible balance sheet of AutoMax Direct Import (examined each quarter based on AutoMax Direct Import reports starting June 2025); (2) the ratio between AutoMax Direct Import vehicle inventory and AutoMax Direct Import net credit shall not be less than 130%; and (3) meeting revenue and profit targets according to an annual business plan (for this purpose, deviation of up to 10% will not be considered a violation of this covenant).	Provided.

Collateral provided in favor of the lender and other essential conditions

In order to secure the repayment of the on-call credit lines provided by the Banks A-D, or the Banks, Global AutoMax provided the Banks with the liens, collaterals and pledges, as follows:

●	A first-degree floating lien on all assets, funds, property and rights including the proceeds of Global AutoMax;

●	A first-degree permanent lien and pledge on the unassigned share capital of Global AutoMax and its goodwill;

●	A permanent lien and pledge of the bills of lading, certificates of ownership of goods, documentary letters of credit, or other documents indicating ownership of goods or goods which will be delivered from time to time to the Banks;

●	A permanent lien and pledge of all the securities, documents, bills of others which Global AutoMax has delivered or will deliver from time to time to the Banks; and

●	A commitment not to encumber shares of subsidiary Global AutoMax owns, without the prior written approval of the Banks.

In addition, AutoMax guaranteed the full obligations of Global AutoMax to the Banks, without limitation on the amount.

The terms of the credit lines from Banks A-D include other customary provisions, including subordination of owner loans extended to Global AutoMax and delivery of financial statements and other financial reports to the Banks.

To secure the full repayment of the on-call credit line provided by Bank C, AutoMax Trade-in provided Bank C with a first-degree floating lien on its plant, business, and all the assets and rights it has now and/or will have in the future. In addition, AutoMax guaranteed AutoMax Trade-in’s obligations to Bank C, with a limitation of up to NIS 15 million.

In addition, the terms of AutoMax Trade-In’s credit line from Bank C include a cross-default provision in connection with the credit extended by Bank C to Global AutoMax, and other customary provisions, including subordination of owner loans extended to AutoMax Trade-In, and delivery of reports to Bank C.

To secure the full repayment of the on-call credit lines provided by Banks C and D, Dalhom AutoMax provided Banks C and D with first degree floating lien on all its assets, including the rights and proceeds arising from the assets. In addition, the terms of Dalhom AutoMax’s credit lines include a cross-default provision in connection with the credit extended by the Banks to Global AutoMax, a prohibition on a direct change of control in Dalhom AutoMax, and other customary provisions, including subordination of owner loans extended to Dalhom AutoMax, and delivery of reports to the Banks. Dalhom AutoMax has further undertaken that its tangible equity will increase every year at a rate of no less than 50% of the annual net profit. AutoMax guaranteed Dalhom AutoMax’s obligations towards Banks C and D.

To secure the full repayment of the on-call credit line provided by Banks D and E, AutoMax Direct Import provided Banks D and E (‘Pari-Passu’) with a first-degree permanent lien and pledge on the unassigned share capital of AutoMax Direct Import and its goodwill and a first degree floating lien on all its assets, including the rights and proceeds arising from the assets. AutoMax guaranteed AutoMax Direct Import’s obligations towards Bank D and Automax and one of its wholly owned subsidiaries guaranteed AutoMax Direct Import’s obligations towards Bank E. In addition, the terms of AutoMax Direct Import’s credit lines include other customary provisions, including subordination of owner loans extended to AutoMax Direct Import and delivery of reports to Banks D and E.

AutoMax’s Competitive Advantages

Unlike direct importers who are guaranteed a certain vehicle inventory, pursuant to agreements with manufacturers, AutoMax is required to purchase its vehicle inventory from authorized dealers and various suppliers in various international markets, under more competitive conditions. AutoMax is able to operate in a larger number of markets with different characteristics, with a variety of products, while aiming to increase its geographical purchase sources.

While direct importers are bound to agreements with manufacturers, and therefore subject to such manufacturers’ framework with a predetermined model cascade, which limits the vehicle models they can import. Parallel importers, such as AutoMax, have greater flexibility with regards to the brands and models selected for import. The number of significant parallel importers remains relatively low in Israel (during the years 2019 to 2024, a small number of parallel importers were responsible for approximately 75% of the total parallel import to Israel), reducing AutoMax’s competition in this category. The high profit margins characterized by vehicles sold by direct importers allow AutoMax to sell its imported vehicles at competitive prices, thus gaining consumer preference. Furthermore, its ability to find convenient procurement sources in terms of price and transportation, distribution, and sales network provides AutoMax with a competitive advantage over other parallel importers. In accordance with a report generated on December 30, 2024, for the period covering January 1, 2019 to December 30, 2024 from the website “CarZone”, at https://www.carzone.co.il/, a service providing statistics regarding the vehicle market in Israel, AutoMax is currently the leading and largest company in the indirect sectors in terms of vehicle imports, importing approximately 40% of the total vehicles imported to Israel by parallel import during the years 2019 to 2024.

Employees and Human Capital

The following table presents the number of employees employed by AutoMax as of December 31, 2021, 2022, and 2023, by departments. None of AutoMax’s employees are represented by a labor union.

	Number of employees (including part-time positions)
Department	December 31, 2022	December 31, 2023	December 31, 2024
Management, headquarters and finances	16	14	13
Pre-delivery inspections	17	14	15
Sales	93	43	44
Total	126	71	72

Environmental Matters

In recent years, as part of the global trend, there has also been a trend in Israel aimed at reducing the environmental damage caused by the use of vehicles. As part of this trend, the global automotive industry is investing in increasing alternative sources of propulsion, starting with hybrid vehicles and ending with vehicles powered by gas or electricity. Similarly, governments around the world have joined the environmental effort, by way of activating regulatory tools to encourage the development, production and purchase of vehicles with less environmental damage.

During 2024 in Israel, 271.7 thousand new vehicles were delivered, according to “Monthly Review December 2024”, of the Israeli Association of Vehicle Importers, representing an increase of 0.6% compared to 2023. Of these, more environmentally friendly cars were delivered, as the data indicates that 24.7% of all deliveries were of electric vehicles which still receive tax benefits (although reduced from the past) as an incentive and encouragement for the green transition.

Over the last two years, the electric vehicle market began to develop in Israel. As of the date of this prospectus, the electric vehicle category is mainly dominated by Chinese brands. From the data of the automobile industry for the year 2024, it is evident that electric technology was widely implemented in the market during this year, as 67,171 electric cars were delivered, accounting for approximately 24% of all deliveries, 67,171 hybrid vehicles were delivered, accounting for approximately 24% of all deliveries, and 6,044 hybrid plug-in vehicles were delivered, accounting for approximately 2% of all deliveries, compared to 2023 in which approximately 270,023 electric cars were delivered.

Seasonality

In recent years, there is a seasonality in vehicle sales in Israel has manifested in an increase in vehicle sales towards the end of the calendar year (in the fourth quarter of the year). This trend stems, to the best of AutoMax’s knowledge, from the government’s decision to decrease purchase tax discounts for hybrid and electric vehicles starting from the beginning of the first quarter of the following year. Therefore, buyers of this type of vehicle chose to purchase the vehicles at a lower price in the fourth quarter of that year. At the same time, importers preferred to release from ports and bonded warehouses a large number of vehicles for inventory at a lower cost.

Governmental Regulations

AutoMax operates in a highly regulated environment and is subject to many governmental regulations and laws that can impact its competitive position and earnings. These regulations are designed to increase competition in the local market and protect consumers. AutoMax is subject to consumer protection laws, laws regulating the import of spare parts, laws regulating services and recall obligations and regulations by the Committee for Increasing Competitiveness in the Economy under the Ministry of Finance of the State of Israel.

Furthermore, governments across the globe, including in Israel, have started adopting new regulations aimed at environmental matters in an attempt to slow climate change. Over the years AutoMax has seen certain tax repercussions on vehicles pursuant to these regulations, for example the Green Tax as adopted in Israel in 2009, pursuant to which the taxation on a vehicle is set by the level of pollution for such vehicle. This Green Tax was adopted to encourage consumers to lean towards ecofriendly vehicles. Additionally, AutoMax is subject to governmental regulations in the countries from which it imports its vehicles. The European union has adopted the Worldwide Harmonized Light Vehicle Test Procedure, or WLTP, which is used to measure fuel consumption and CO2 emissions. All vehicles imported to Israel are subject to the WLTP test to determine the Green Tax for such model.

In order to increase the competitiveness in the field of the automotive industry and decrease the price of vehicles and spare parts, while increasing the existing variety in the Israeli market, the Vehicle Services Licensing Law was enacted to regulate the licensing of automotive services in the industry. The law came into effect by supervisory orders by virtue of the Supervision of Commodities and Services Law, 5717-1957, or the Vehicle Services Law.

The Vehicle Services Law defined three types of importers: (i) direct importer – an importer operating according to an agreement with the vehicle manufacturer; (ii) parallel importer – an importer operating according to an agreement with an authorized agent of the vehicle manufacturer; and (iii) small importer – an importer who imports up to 20 vehicles per year, operating according to an agreement with an individual in a foreign country. The Vehicle Services Law further mandates that when granting an import license, the director of the Vehicle and Maintenance Services Department at the Ministry of Transportation may consider, inter alia, aspects related to promoting competition in the automotive industry, after consulting with the competition commissioner.

In addition, AutoMax is subject to various advertising, sales, employment, financing and privacy laws, all of which could affect its ability to obtain the required licenses and permits to operate its business.

The following is a description of the Material regulatory provisions applicable to AutoMax’s activities

Certain Material Israeli Regulatory Provisions

 The following summary is a discussion of material Israeli regulatory provisions applicable to AutoMax’s current activities but does not discuss all of the aspects of Israeli or other law that may be relevant to AutoMax’s activities. The following summary is for general information purposes only and is based upon current Israeli law.

Competition in the Automotive Industry

Following the conclusions of the Committee for Increase in Economical Competition, published in 2012, the Israeli government decided to take a series of measures in the automotive industry with the aim of increasing competition in the industry and supporting the decline in the prices of vehicles and spare parts, while increasing the existing diversity of vehicle models in the Israeli market.

As part of these measures, during 2016, the Vehicle Services Law was passed into law. The purpose of the Vehicle Services Law is to regulate the licensing of vehicle services and professions in the automotive industry, most of which were regulated before the law came into force, by supervision orders by virtue of the Supervision of Commodities and Services Law, 5718-1957. One of the goals of the Vehicle Services Law is to establish new provisions that would promote competition in the industry and consumer rights.

The Vehicle Services Law defines three types of importers, or Commercial Importers: direct importer – an importer acting under an agreement with the vehicle manufacturer, or a Direct Importer; parallel importer – an importer acting under an agreement with an authorized agent of the vehicle manufacturer, or a Parallel Importer; and small importer – an importer who imports up to 20 vehicles per year, operating under an agreement with a person in a foreign country, or a Small Importer.

When granting an import license, the Director of the Vehicle and Maintenance Services Division at the Ministry of Transport may consider, inter alia, considerations of promoting competition in the automotive industry, after consulting with the Competition Commissioner.

In addition, in order to remove competitive barriers on Parallel Importers and Small Importers, the Direct Importer is obligated to provide a manufacturer’s warranty as given in the country of origin, spare parts and treatment of serial safety malfunctions for every vehicle manufactured by a manufacturer imported by it, even if the model of vehicle was not actually imported by the Direct Importer, but by a Parallel Importer.

The Vehicle Services Law is intended to reduce regulation on the import and trade of spare part for vehicles. Such reduction in regulation shall only apply to spare parts of vehicles certified by an Israeli, European or American standard. Accordingly, the existing complex and cost-heavy import and trade procedures for spare parts were eliminated. In addition, the Vehicle Services Law regulated the trade in vehicle safety equipment, while imposing various obligations on the license holder to trade in vehicle safety equipment, such as safety requirements, providing liability for their products, handling defective products, and correctly marking traffic products.

The Vehicle Services Law imposes statutory obligations on Commercial Importers, including providing the buyer with safety information about the vehicle, publicizing the level of safety equipment of the vehicle, providing information to the garage about the care and maintenance of vehicles (except for Small Importers), securing the buyer’s financial liability by limiting the amount paid by each buyer in advance as down payment for the purchased vehicle, unless the buyer had registered it in his or her name. If a buyer did not register the vehicle in his or her name, the Commercial Importers must inform him or her before the purchase, of his or her entitlement to receive a bank guarantee for the cost of the down payment for the vehicle.

In addition, the Vehicle Services Law opened the market to private imports for personal or family use, which allows such importers to import vehicles for business needs.

Safety Disclosures

The Licensing Regulations for Services and Professions in the Automotive Industry (Car Importation and Marketing, Mediation In Personal Importation and Fees), 5777-2016, were installed by virtue of the Vehicle Services Law. These regulations stipulated, among other things, provisions regarding the regulation of serial safety malfunctions in imported vehicles (recalls), publication of safety information regarding a vehicle in advertising and at the sale centers, provision of instructions for use of the vehicle to the buyer and reporting of damage caused to the vehicle prior to delivery.

Direct and Parallel Importer License

The main legal provisions governing the procedure required to obtain a Parallel Importer and Direct Importer license are included in the Vehicle Services Law, Licensing Regulations for Services and Professions in the Automotive Industry (Car Import and Marketing and Car Trade), 5776-2016, and Procedure No. 1/16, and Procedure 2/16, of the Vehicle and Maintenance Services Division published by the Ministry of Transportation, respectively.

The direct importer is subject to various obligations towards the customer, including: (a) providing maintenance services; (b) supplying transportation products; (c) warranty; (d) serial safety defects; (e) timely reporting on the termination date of the contractual engagement with the manufacturer; (f) publication of service garages; (g) providing relevant information to the customer; and (h) compliance with the importer's obligations according to the relevant sections of the Vehicle Services Licensing Law.

These provisions establish, inter alia, threshold requirements for obtaining a license for the parallel import of vehicles, including:

●	entering into an agreement with an authorized agent (either a primary agent (a primary agent is an entity that has an agreement with the vehicle manufacturer according to which it is authorized to sell a vehicle made by the vehicle manufacturer) or secondary agent (a secondary agent is an entity or person connected by an agreement with a primary agent regarding the vehicle imported by a Direct Importer, according to which that entity or person is authorized to act on behalf of the primary agent and sell a vehicle manufactured by the car manufacturer with which the main agent has entered into an agreement to sell a vehicle);

●	a letter of commitment both from the vehicle manufacturer in a foreign country and a letter of commitment from the applicant;

●	minimum equity (as specified in regulation 6 of the Import Regulations, and which varies according to the number of vehicles imported by the Commercial Importer in the year preceding the year for which the license application was submitted); and

●	the Commercial Importer’s direct reporting obligation to the administration, and infrastructure for providing maintenance services for the vehicle.

As part of the Parallel Importer’s engagement with the authorized agent, the authorized agent is required to notify the Parallel Importer, immediately, of any serial safety malfunction discovered in the vehicle sold to the Parallel Importer (recall). In addition, the authorized agent must have sold more than 1,500 new vehicles in the year preceding the year of submitting the application for the Parallel Importer license.

In addition, the Parallel Importer has various obligations towards its customers, including:

●	vehicles sold by such Parallel Importer must be new vehicles (or a vehicle registered in a foreign country that have not traveled more than 150 km);

●	the Parallel Importer must provide maintenance services, supply spare parts to the vehicle for no less than seven years from the date of delivery of the vehicle to the consumer;

●	the Parallel Importer has the obligation to immediately notify consumers about any serial safety fault discovered in the vehicle sold to them, as well as providing information to the consumer regarding the issue;

●	timely reporting the date of termination of contractual engagement with the manufacturer;

●	advertising of service garages;

●	providing relevant information to customers; and

●	remaining in compliance with the Parallel Importer’s obligations according to the relevant sections of the Vehicle Services Law.

In accordance with the foregoing, AutoMax distribution agreements with authorized agents generally include the following provisions: (a) the agent undertakes to sell to AutoMax, from time to time, new vehicles manufactured by a particular manufacturer (brand), in quantities and according to prices, payment terms and supply terms as agreed between the parties, for the purpose of marketing and selling these vehicles by AutoMax, and AutoMax is not obligated to purchase pre-determined quantities of vehicles; (b) the agreements include the agent’s declarations and undertakings as required by the Vehicle Services Law, as a condition for granting a parallel import license, including declarations regarding the date of manufacture of the supplied vehicles and their mileage at the time of delivery; (c) the agreement include the agent’s undertaking to provide AutoMax with the professional booklets, manuals and instruction manuals in English; and (d) the agreements include the Agent’s undertaking to update AutoMax as soon as possible regarding the recall of vehicles by the manufacturer and to provide the AutoMax’s customers with any material information required in connection with such recall, including technical instructions for correcting the malfunction.

Usually, agreements are signed for a period of 6 years, where, inter alia, each party may bring the agreement to an end by giving the other party written notice 90 days in advance. The agent undertakes to continue to sell to AutoMax, even after termination or expiration of the Agreement for any reason, the spare parts for the vehicles purchased by the AutoMax, for at least seven years from the date of supply to the customers of vehicles sold by AutoMax.

According to the provisions of the law described above, a Parallel Importer may import and market vehicles of a certain model for which the Parallel Importer was granted a license from the Ministry of Transportation, even not throughout the authorized agent with whom the Parallel Importer received the license for that particular model.

Clean Air Law, 5768-2008

Section 38 of the Clean Air Law, 5768-2008, or Clean Air Law, requires any person who sells or markets new vehicles, to disclose in the publications conducted and published by them in the media, the level of air pollution and fuel consumption data of the new vehicles marketed by them, in accordance with the provisions of the Clean Air Regulations (Disclosure of Air Pollution Data from Motor Vehicles in Advertisements), 5769-2009.

In 2009, the “green taxation” reform in Israel, or the Green Tax, came into effect. The Green Tax is a benefit in the purchase tax rate imposed on vehicles depending on the level of pollution of the vehicle, while setting tax incentives for the purchase of vehicles that pollute less. According to the green index, all new vehicles are ranked according to their level of pollution, so that a vehicle that pollutes less will receive more tax benefits. In order to implement this principle, the purchase tax on the purchase of private vehicles was raised from 72% to 83%, and tax reductions were given at increasing rates, up to a maximum discount of about NIS 15,000, for the least polluting vehicles. As part of the Green Tax reform, it was determined that the calculation formula for the “green score” will be updated from time to time, in order to maintain the efficiency of the incentives and keep up with the pace of technological changes in the world, which reduce the level of emissions from vehicles.

The Green Tax reform has led to an increase in the market segment of small vehicles with small volume engines that enjoy the full tax benefit. However, changes in fuel prices may reduce this effect. The effect of the Green Tax reform on society depends on the mix of products proposed by vehicle manufacturers. According to a report by the Automobile Importers Association, while Green Tax regulation encourages the entry of new, non-polluting vehicles, there is no incentive to remove old vehicles already in circulation in the Israeli market, which boasts a high life expectancy of a vehicle and stands at 15.5 years. According to Hezi Shave and Nadav Caspi, “Multi-Year Plan for Removing Polluting and Unsafe Vehicles 2021”, the percentage of vehicles which are 9 years old or older is 31%. Prominent elements that delay the process of dredging vehicles in Israel are, among others, car insurance that is not affected by the age of the vehicle, lack of monetary compensation for scrapping an old vehicle, and more.

Following the update of the Pollution Regulations and the Vehicle Pollution Testing Procedure in the European Union (WLTP), the Green Tax formula was updated in Israel to reflect the change in the measurement method, or the New Green Tax Formula. The New Green Tax Formula gradually reduces the tax benefits for vehicles with a low level of pollution and sets tax benefit ceilings, causing an increase in the prices of vehicles that enjoyed purchase tax benefits as part of the Green Tax (such as electric and hybrid vehicles). The New Green Tax Formula went into effect on April 1, 2019, and is updated once on January 1 of each year. The tax benefit on hybrid and plug-in vehicles was eliminated in 2025. On January 1, 2023, the purchase tax on hybrid and plug-in cars increased from 40% in 2022 to 55% in 2023, and the tax benefit ceiling was reduced from NIS 40,000 in 2022 to NIS 30,000 in 2023. The purchase tax on electric cars doubled from 10% in 2022 to 20% in 2023, and the tax benefit ceiling was reduced from NIS 75,000 in 2021 to NIS 60,000 in 2022. In 2025, the purchase tax on electric vehicles was supposed to increase to 83%; however, in December 2024 the Ministry of Finance announced a halt to the increase so that the tax rate on electric vehicles would rise from 35% to only 45% with a ceiling of up to NIS 35,000. On March 11, 2025, the Knesset finance committee approved that the purchase tax on electric vehicles in 2025 will stand at 45% with a ceiling of up to NIS 35,000. This update to the formula on tax rate to be paid on some of the vehicles imported by AutoMax, as well as on the vehicles of AutoMax’s competitors, caused a moderate increase in the prices of some of the vehicles marketed in Israel.

In order to continue encouraging the import of electric vehicles, it was determined that electric vehicles will be exempted according to pollution levels, so that the tax reduction for them under the New Green Tax Formula will remain unchanged until the end of 2027. This exemption will allow electric vehicle buyers to continue enjoying tax benefits in 2026 and 2027, and also in 2025 it will affect the calculation of the ceiling of the tax benefit.

In addition, it was determined that starting from January 1, 2025, the tax benefit given to non-electric vehicles according to their air pollution level will be reduced, as part of the New Green Tax Formula. Furthermore, it was determined that in 2025 only, an additional reduction of the New Green Tax Formula amounting to NIS 750 will apply, so that the purchase tax reduction will decrease by NIS 750 and the tax addition will increase by NIS 750.

In April 2024, the finance committee approved new regulations that for the first time equate the amount of registration fees due for electric vehicles to the registration fees due for non-electric vehicles. The regulations increased the average cost of the fee for an electric vehicle owner by NIS 2,300 per year.

Taxation

Changes in the provisions relating to employee taxation and taxation of the use of an employer’s vehicle (imputation of the value of a vehicle) may affect business entities in decisions regarding the granting of benefits to employees by way of providing a vehicle for their use and on employees’ considerations in obtaining a company vehicle as a substitute for wages. These changes may also affect AutoMax, as employees tend to forgo receiving a car from the workplace and prefer to purchase a car privately.

The Customs Tariff and Exemptions and Purchase Tax on Goods Order (Temporary Order No. 5), 5773-2013, or the Order, stipulated that the tax on private vehicles whose consumer price exceeds NIS 300,000 will increase. According to the order, the vehicles for which the Order applies to, in addition to the purchase tax rate applicable to the vehicle, will be tax at an additional tax rate calculated as a multiple of 20% in the difference between the price of the vehicle to the consumer and NIS 300,000, divided by the price of the vehicle to the consumer. On June 20, 2018, the order was updated to apply to hybrid (including plug-in) and electric vehicles. Because AutoMax imports a variety of cars (electric, hybrid, plug-in, gas), AutoMax has the ability to change the types of vehicles imported based on the tax policies applicable to each type of vehicle. The Order is currently in effect until the end of 2025.

In accordance with Amendment No. 3 to the Traffic Regulations, 5728-1961, the year of manufacture of the vehicle will be determined according to the year it went on the road, and such a vehicle will be considered new if twelve months have not yet passed from the date of manufacture, with exceptions. This means that a vehicle that resides in the Commercial Importer’s warehouses beyond the aforementioned period will be considered a “second-hand” vehicle, and as a result, the importer will be required to pay the purchase tax imposed on the vehicle and sell it as a “second-hand” vehicle. Accordingly, if a year has passed since the date of manufacture of the vehicle and the vehicle has not yet been sold, AutoMax is required to carry out a licensing procedure for the vehicle and register it in its name, and the sale of the vehicle will be considered as a second-hand car sale. In order to avoid selling second-hand vehicles, AutoMax updates its marketing personnel shortly before the 12-month period has passed and provides high incentives to salespeople for selling these vehicles.

In July 2013, the Ministry of Transportation published a procedure for implementing Regulation 270D of the Traffic Regulations, which deals with the provision of tax incentives for vehicles equipped with safety systems. The purpose of the procedure is to encourage the import and purchase of equipped and safe vehicles. In addition, from time to time the Israel Tax Authority revisions the number of points given to the various safety systems and lowers scores for systems that have already been sufficiently implemented by the public. In accordance with the aforementioned procedure, motor vehicles imported to Israel of type 1N and 1M (as defined in the Transportation Regulations), weighing more than 3.5 tons, are entitled to a reduction in purchase tax according to the level of safety equipment of the vehicle, which will be determined according to the range of safety systems installed in the vehicle and according to the scoring system set out in the procedure. As part of the aforementioned reform, it was determined, inter alia, that each vehicle model will have a “level of safety equipment”, to be specified on the vehicle license, and Commercial Importers will be required to report to the Ministry of Transportation about the existing safety systems in the vehicle model. The more safety systems the vehicle is equipped with, the higher the level the safety equipment will be considered. As of the date of this prospectus, the tax benefit by virtue of the safety incentive depending on the various levels of safety equipment ranges from approximately NIS 242 to approximately 2,500 NIS, i.e. NIS 242 per credit point. AutoMax estimates that the effect of this incentive on the prices of vehicles marketed by it is immaterial.

On November 5, 2020, the Israel Tax Authority published a directive to customs agents according to which, from February 1, 2021, it is mandatory to attach a certificate of conformity, or COC, document to the vehicle file, and for each model (determined by the Ministry of Transportation) it is mandatory to attach at least one COC document. The directive emphasized that if at the time of creation of the vehicle file, no COC document will be attached to one of the vehicle files of the same model (in the current file or in one of the previous vehicle files), it will not be possible to register the vehicle. COC documents form an “identity card” of any new vehicle, which is manufactured in Europe. The COC document includes vehicle data, including tire size, exact weights, safety accessories, technical specifications and air pollution data.

As of January 1, 2017, and according to the Services and Professions in the Vehicle Industry Regulations (Vehicle Import and Marketing, Personal Import Intermediation and Fees), 5777-2016, a Commercial Importer must publish in its show rooms or any other place where it sells or markets vehicles, information regarding the level of safety equipment of new vehicles sold by it.

As of January 1, 2018, the Traffic Regulations (Amendment No. 2), 5778-2017, came into force, according to which private and commercial vehicles registered for the first time by a Commercial Importer will be required to install a collision warning system and lane departure.

Consumer Protection Regulations (Cancellation of a Transaction), 5771-2010

According to the Consumer Protection Regulations (Cancellation of a Transaction), 5771-2010, approved by in August 2011, a consumer may cancel an order for a new vehicle purchased from a Commercial Importer within 14 days, provided that the vehicle has not yet been delivered to the buyer.

The Privacy Protection Law, 5741-1981

Certain aspects of AutoMax activities are governed by the Privacy Protection Law, 5741-1981, or the Privacy Protection Law, and the regulations promulgated thereunder. AutoMax acts on a regular basis to adapt the relevant aspects of its activity to the provisions applicable under the Privacy Protection Law and the regulations promulgated thereunder, and for that purpose is updating information security policies and procedures annually, mapping and controlling data shared with outsourcing vendors, and more.

General

In addition to the above, AutoMax is subject to orders, regulations and procedures governing various restrictions and charges applicable to vehicle importers or marketers in Israel; Traffic Ordinance [New Version]; Free Import Order, 5774-2014; Ministry of Transportation procedures that are updated from time to time, as well as the various regulatory requirements defined and updated from time to time by the Standardization Department of the Vehicle Division of the Ministry of Transportation, which deal mainly with vehicle safety, passenger and pedestrian safety, and air pollution. As of the date of this prospectus, to the best of AutoMax’s knowledge, AutoMax complies with and complies with all instructions, requirements and arrangements relevant to its operations.

Intellectual Property and Proprietary Rights

AutoMax’s business name and brand image are critical elements to its business strategy. In Israel, Global AutoMax holds a registered tradename “AUTOMAX” in English, and “Global AutoMax” in Hebrew, which is set to expire on November 25, 2029. AutoMax’s business is also affected by innovation and technology which have become increasingly important. AutoMax relies on its tradename, domain names and certain copyrights to protect its branding and differentiate it from other brands in Israel.

Global AutoMax has a license for parallel import of thirty two vehicle types, and a direct import license for four vehicle types. AutoMax Direct Import has a direct import license for JAC vehicles. In addition, AutoMax has a parallel import license for four vehicle types, which are overlapping with licenses granted to its subsidiaries.

SCISPARC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of SciSparc’s financial condition and results of operations together with SciSparc’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. In addition to historical information this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. SciSparc’s actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors — Risks Related to SciSparc” appearing elsewhere in this proxy statement/prospectus. SciSparc’s discussion and analysis for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in its Annual Report for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024.

Overview

SciSparc is a specialty clinical-stage pharmaceutical company. SciSparc’s focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, SciSparc is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. SciSparc also has a majority-owned subsidiary whose business focuses on the sale of hemp seeds oil-based products and others on Amazon Marketplace.

Operating Results

During the year ended December 31, 2024, SciSparc has generated revenues through its subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand. Total revenues recognized in the year ended December 31, 2024, amounted to $1,306 thousand.

To date, SciSparc has not generated revenue from its drug development business from the sale of any pharmaceutical product candidates, and does not expect to generate significant revenue in this business within the next year at least. As of December 31, 2024, SciSparc had an accumulated deficit of approximately $75 million. SciSparc’s operating activities are described below under “Operating Expenses.”

Revenues

In the year ended December 31, 2024, SciSparc has generated revenues in the amount of $1,306 thousand.

Cost of goods sold

The cost of goods sold comprises mainly of purchase of products and transportation costs to the SciSparc’s warehouse for the SciSparc Nutraceuticals business. In the year ended December 31, 2024, the cost of goods sold amounted to $800 thousand.

Operating Expenses

SciSparc’s current operating expenses consist of five components - research and development expenses, sales and marketing expenses, impairment of intangible assets, general and administrative expenses, and other income.

Research and Development Expenses, net

SciSparc’s research and development expenses consist primarily of salaries and related personnel expenses, research and preclinical studies, chemistry and formulations, regulatory, professional and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	December 31,
	2024	2023
USD in thousands
Wages and related expenses	390	392
Share-based payments	45	34
Regulatory, professional and other expenses	681	719
Research and preclinical studies	211	101
Clinical studies	276	254
Chemistry and formulations	104	141
Total	1,707	1,641

SciSparc expects that its research and development expenses will materially increase as it plans to continue clinical trials and develop new products.

Sales and Marketing Expenses

SciSparc’s sales and marketing expenses consist primarily of Amazon fees, advertising costs, depreciation costs, storage and shipping costs, and management fees.

The following table discloses the breakdown of sales and marketing expenses for the periods presented:

	December 31,
	2024	2023
USD in thousands
Advertising	$367	$576
Amazon fees	495	1,042
Depreciation	366	486
Storage and shipping	167	145
Management fees	120	235
Total	$1,515	$2,484

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees for accounting, legal, bookkeeping, investor relations, Amazon Marketplace transaction fees, advertising and promotion on Amazon Marketplace, regulatory expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2024	2023
USD in thousands
Wages and related expenses	507	415
Share-based payment	419	68
Professional and directors’ fees	3,009	2,594
Business development expenses	108	86
Regulatory expenses	158	202
Office maintenance, rent and other expenses	128	110
Investor relations and business expenses	197	369
Total	4,526	3,844

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Results of Operations

	December 31,
	2024	2023
USD in thousands
Revenues	$1,306	$2,879
Cost of goods sold	800	683
Gross profit	506	2,196
Research and development expenses	1,707	1,641
Sales and marketing	1,515	2,484
Impairment of intangible asset	1,344	1,042
General and administrative expenses	4,526	3,844
Other income	(1,270)	-
Operating loss	7,316	6,815
Equity losses from the investment in MitoCareX	429	210
Financial income, net	(259)	(1,164)

Comprehensive loss	7,472	5,883
Net loss attributable to holders of Ordinary Shares	6,284	5,122

Revenues

SciSparc’s revenues for the year ended December 31, 2024 decreased by $1,573 thousand, or 55%, to $1,306 thousand, compared to $2,879 thousand for the year ended December 31, 2023. The decrease is primarily due to operational difficulties which caused the WelllutionTM brand to be temporarily put offline from the Amazon Marketplace.

Cost of Goods Sold

SciSparc’s cost of goods sold for the year ended December 31, 2024 increased by $117 thousand, or 17%, to $800, compared to $683 thousand for the year ended December 31, 2023. This increase resulted primarily from losses resulting from the revaluation of inventory.

Gross Profit

SciSparc’s gross profit for the year ended December 31, 2024 decreased by $1,690 thousand, or 77%, to $506 thousand, compared to $2,196 thousand for the year ended December 31, 2023. This decrease resulted primarily from the decrease in revenues.

Research and Development Expenses

SciSparc’s research and development expenses for the year ended December 31, 2024, amounted to $1,707 thousand, representing an increase of $66 thousand, or 4%, compared to $1,641 thousand for the year ended December 31, 2023. The increase resulted primarily from an increase in research and preclinical studies, that amounted to $211 thousand for the ended December 31, 2024, compared to $101 thousand for the year ended December 31, 2023.

General and Administrative Expenses

SciSparc’s general and administrative expenses totaled $4,526 thousand for the year ended December 31, 2024, representing an increase of $682 thousand, or 18%, compared to $3,844 thousand for the year ended December 31, 2023. The increase resulted primarily from an increase in share-based expenses and professional and directors’ fees, that amounted to $419 thousand and $3,009 thousand, respectively, for the ended December 31, 2024, compared to $68 thousand and $2,594 thousand, respectively, for the year ended December 31, 2023.

 Sales and marketing expenses

SciSparc’s sales and marketing expenses totaled $1,515 thousand for the year ended December 31, 2024, representing a decrease of $969 thousand, or 39% compared to $2,484 thousand for the year ended December 31, 2023. All sales and marketing expenses are generated by SciSparc Nutraceuticals, which owns the Wellution™ brand. The decrease resulted mainly from a decrease in Amazon fees, which were a result of the decrease in sales of goods by SciSparc Nutraceuticals in 2024 compared to 2023. Other reasons for the decrease in sales and marketing expenses include the decrease in management fees, advertising and depreciation costs.

Other income

Other income in the year ended December 31, 2024, amounted to $1,270 thousand, through the sale of: (i) 320,000 ordinary shares of Polyrizon, (ii) pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and (iii) common warrants to purchase 1,541,096 ordinary shares of Polyrizon to third parties, for aggregate consideration of $771 thousand. Also, SciSparc recorded a gain in the amount of $517 thousand from the remeasurement of its remaining investment in such Polyrizon warrants.

Impairment of intangible asset

SciSparc’s impairment of intangible assets totaled $1,344 thousand for the year ended December 31, 2024, representing an increase of $302 thousand compared to $1,042 for the year ended December 31, 2023. The impairment in the year ended December 31, 2024, resulted from continued losses in the Wellution™ brand, similar to the loss on impairment recognized in the year ended December 31, 2023.

Operating Loss

SciSparc’s operating loss for the year ended December 31, 2024, was $7,316 thousand, representing an increase of $501, or 7%, as compared to an operating loss of $6,815 thousand for the year ended December 31, 2023. The increase resulted primarily from the decrease in revenues and the increase in general and administrative expenses.

Financial Expense and Income

Financial expenses and income consist of revaluations of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

SciSparc recognized financial income in the amount of $612 thousand for the year ended December 31, 2024, as compared to financial income of $2,219 thousand for the year ended December 31, 2023. The decrease of financial income for the year ended December 31, 2024 resulted mainly due to a decrease in financial income from revaluation of a warrant liability.

SciSparc recognized financial expenses for the year ended December 31, 2024, of $353 thousand, as compared to financial expense of $1,055 thousand for the year ended December 31, 2023. The decrease of financial expenses for the year ended December 31, 2024 resulted mainly due to a decrease in losses related to changes in the fair value of securities.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2024, was $7,472 thousand, representing an increase of $1,589 thousand, or 27%, as compared to $5,883 thousand for the year ended December 31, 2023. The increase resulted primarily from the increase in operating loss and decrease in financial income, net.

Liquidity and Capital Resources

Overview

Since SciSparc’s inception in 2004, and through December 31, 2024, SciSparc has funded its operations principally with $76 million from the issuance of its securities in public offerings and private placements. As of December 31, 2024, SciSparc had $1.5 million in cash, $10 thousand in trade receivables, $1,079 thousand in other accounts receivable, $113 thousand in inventory, $517 thousand in short-term financial assets, and an additional amount of 20 thousand in short-term bank deposits. In the event that additional financing is required from outside sources, SciSparc may not be able to raise such financing on terms acceptable to it or at all. If SciSparc is unable to raise additional capital when desired, its business, operating results, and financial condition would be adversely affected, and there is substantial doubt about its ability to continue as a going concern.

The tables below presents SciSparc’s cash flows:

	December 31,
	2024	2023
USD in thousands
Operating activities	$(5,104)	$(5,887)

Investing activities	$(1,625)	$(4,094)

Financing activities	$6,193	8,483
Net increase in cash	$(536)	$(1,498)

Operating Activities

Net cash used in operating activities was $5,104 thousand during 2024 in comparison to $5,887 thousand during 2023. The decrease resulted primarily from a decrease in finance income related to gains from the remeasurement of a warrant liability, and a decrease in inventory related to a revaluation of inventory, offset in part by a decrease in losses from the remeasurement of investments in financial assets. Another reason for the decrease in cash used in operating activities is the increase in the loss on impairment of intangible assets, which is a non-cash adjustment, as well as the increase in share-based compensation costs, which are a non-cash adjustment.

Investing Activities

Net cash used in investing activities was $1,625 thousand during 2024 in comparison to net cash used in investing activities of $4,094 thousand during 2023. Net cash used by investing activities during 2024 resulted mainly from a loan granted to a related party in the amount of $4,078, and an investment in a company accounted for using the equity method in the amount of $600 thousand, offset in part by a divestment in short-term bank deposits in the amount of $3,000 thousand.

Net cash used in investing activities during 2023 resulted mainly from the investment in short-term bank deposits in the amount of $3,000 thousand, investment in financial assets in the amount of $689 thousand, and an investment in a company accounted for at equity in the amount of $400 thousand.

Financing Activities

Net cash provided by financing activities of $6,193 thousand in the year ended December 31, 2024, primarily consisted of proceeds from the issuance of share capital in the amount of $6,225 thousand.

Net cash provided by financing activities of $8,483 thousand in the year ended December 31, 2023, primarily consisted of $5,552 thousand of net proceeds from the issuance of share capital, pre-funded warrants and warrants, and by cash generated from the sale of a minority interest in the Wellution brand in the amount of $2,985 thousand.

Wellution Acquisition Agreement

On September 14, 2022, SciSparc entered into the Wellution Acquisition Agreement, pursuant to which it acquired the Wellution™ brand, or the Brand. SciSparc established SciSparc Nutraceuticals, a wholly owned subsidiary, to hold the new assets, which is also a party to the Wellution Acquisition Agreement. On September 30, 2022, SciSparc closed the acquisition of the Brand and paid $4.59 million for the Brand. In addition, at the closing SciSparc issued the Advisor Warrant to the Advisor, to purchase up to 82,418 of SciSparc’s ordinary shares On March 26, 2024, the Advisor agreed with SciSparc to waive all its rights under the Advisor Warrants and have the Advisor warrants cancelled for no consideration.

Wellution Sales Agreement

On February 23, 2023, SciSparc entered into the Wellution Sale Agreement with Jeffs’ Holdings and Jeffs’ Brands, pursuant to which, at the closing, which occurred on March 28, 2023, Jeffs’ Holdings acquired from SciSparc 57 shares of common stock of SciSparc Nutraceuticals, which equals approximately a 49% interest in SciSparc’s wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM brand, for a consideration of $2.5 million in cash, and additional deferred cash payments of approximately $489 thousand.

In connection with the closing, SciSparc and Jeffs’ Brands undertook a mutual share exchange in the amount of approximately $288 of ordinary shares from each of SciSparc and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, SciSparc acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares from SciSparc having an aggregate value of $288,238.

Following the closing of the transaction, which included an equity conversion of the financing amounts of approximately $700 previously provided by the Company to SciSparc Nutraceuticals for working capital, into shares of common stock at the price per share of the Wellution Sale Agreement, SciSparc holds approximately 51% of SciSparc Nutraceuticals.

In connection with the Wellution Sale Agreement, at the closing, Jeffs’ Brands and SciSparc Nutraceuticals entered into the Wellution Management Agreement for management services of the WellutionTM brand by Jeffs’ Brands, for a monthly fee of $20, which was later reduced to $10 in 2024, Jeffs’ Brands also received a one-time signing bonus in the amount of $51.

At-The-Market Issuance Sales Agreement

On May 16, 2023, SciSparc entered into an At-the-Market Issuance Sales Agreement with Aegis Capital Corp., or the ATM Agreement, pursuant to which it may offer and sell up to $1,729,964 of SciSparc’s ordinary shares. Between May 16, 2023 and August, 9, 2023, SciSparc sold approximately $4,779 of ordinary shares. On August 9, 2023, the ATM Agreement was terminated.

Underwritten Public Offering

On August 14, 2023, SciSparc closed an underwritten public offering, or the Public Offering, of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1.3 million, pursuant to an underwriting agreement between SciSparc and Aegis, or the Underwriter, on August 10, 2023. Pursuant to the terms of the Underwriting Agreement, SciSparc also granted the Underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments, if any, at the Public Offering share price less underwriting discounts and commissions.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.026 per share. Following the Public Offering and as of May 23, 2025, SciSparc issued 25,000 ordinary shares in respect of the exercise of 25,000 pre-funded warrants.

October 2023 Private Placement

On October 12, 2023, SciSparc closed a private placement transaction, or the 2023 Private Placement, pursuant to a securities purchase agreement and a registration rights agreement with an institutional investor for aggregate gross proceeds of approximately $5 million (representing a 30% original issue discount to the aggregate purchase price of $7,180,000), before deducting fees to Aegis, the placement agent and other expenses payable by SciSparc in connection with the transaction. SciSparc sold units to the investors at a purchase price of $3.72 per unit, consisting of 1,930,108 pre-funded Ordinary Share purchase warrants to purchase up to 1,930,108 ordinary shares, and an additional accompanying pre-funded warrant to purchase up to 1,930,108 ordinary shares.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.001 per share. Following the transaction and as of May 23, 2025, SciSparc has issued 3,860,216 ordinary shares in respect of the exercise of 3,860,216 pre-funded warrants.

AutoMax

On June 25, 2023, SciSparc entered into a securities purchase agreement with AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the AutoMax SPA, it invested NIS 2,500 thousand (approximately $691) in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, SciSparc held approximately 5.6% of the issued and outstanding share capital of AutoMax.

On January 14, 2024, SciSparc entered into the Bridge Loan with AutoMax, pursuant to which AutoMax received the Bridge Loan in the amount of $1.4 million, further to the previously-announced non-binding letter of intent for SciSparc to acquire AutoMax.

On April 10, 2024, SciSparc signed the Merger Agreement with AutoMax and Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company. AutoMax’s share capital will be converted into the right to receive ordinary shares of SciSparc, equal to the Exchange Ratio set forth in the Merger Agreement.

On August 14, 2024, on November 26, 2024, on March 27, 2025, and on May 8, 2025, SciSparc and AutoMax entered into the Merger Agreement Addendum, the Merger Agreement Second Addendum, the Merger Agreement Third Addendum, and the Merger Agreement Fourth Addendum, respectively.

On June 9, 2024, SciSparc entered, into the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million.

On September 5, 2024, SciSparc entered into the Second Amendment, pursuant to which SciSparc extended an Additional Loan Amount to AutoMax loan in the amount of $1.85 million to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Loan Amount to $4.25 million. During the month of September 2024, SciSparc provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, SciSparc will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning on December 1, 2024 and ending on the effective date of the Merger.

The Merger Agreement contemplates that at the closing, SciSparc shall deliver to AutoMax the Closing Financing Amount. In light of the Bridge Loan and amendments thereto, no Closing Financing Amount will be transferred. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc. The Bridge Loan amount, together with any accrued interest, may be repaid in part or in whole prior to the repayment date, contingent on whether the closing of the Merger Agreement occurs. The repayment date shall be at the earlier date of: (a) the Closing, in which the Owed Amount shall be deemed set-off against, the Closing Financing Amount; or (b) if the Merger Agreement is terminated in accordance with its terms, within three months from such termination date.

On February 27, 2025, SciSparc announced that it had entered into the Additional Loan Agreement with AutoMax, where a $2 million loan was provided. The Additional Loan Amount bears an 8% annual interest rate and will be repaid in equal monthly installments of $50,000 and interest, with AutoMax retaining the option to make early repayment without penalties. The interest on the Additional Loan Amount will be cancelled as of the consummation of the Merger Agreement and AutoMax will continue to make monthly payments towards the principal amount of the loan. To secure repayment of the Additional Loan, Automax HaSharon shares held by Global Automax were pledged in favor of SciSparc with a first-degree permanent lien.

On May 8, 2025, SciSparc entered into the Third Amendment, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Loan Amount will also be subordinated to AutoMax’s Series C Bonds, issued and traded on the TASE.

January 2024 Standby Equity Purchase Agreement

On January 21, 2024, SciSparc entered into a Standby Equity Purchase Agreement, or SEPA, as amended on February 26, 2024, with YA II PN, LTD, or YA, which provided for the sale of up to $20 million of SciSparc’s ordinary shares, or the Advance Shares. As of June 30, 2024, of the $20 million eligible to be sold pursuant to the SEPA, or the Commitment Amount, SciSparc has sold 925,159 ordinary shares. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the ordinary shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA. Any sale of ordinary shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any shares that would result in it owning more than 9.99% of SciSparc’s ordinary shares. SciSparc is not permitted to utilize the SEPA, until all of the Debentures issued pursuant to the February 2025 SPAs (as defined below) have been paid off.

Convertible Debentures Securities Purchase Agreement

On February 25, 2025, SciSparc entered into securities purchase agreements, or the February 2025 SPAs, with certain investors, or the Debenture Investors, pursuant to which SciSparc agreed to sell and issue to the Debenture Investors convertible debentures, or the Debentures, in the aggregate principal amount of $4.2 million, or the Subscription Amount, which are convertible into the SciSparc’s ordinary shares, as converted, the Conversion Shares, at a conversion rate equal to the lower of (i) $0.4681 or (ii) 95% of the lowest daily volume weighted average price of the SciSparc ordinary shares during the twenty consecutive trading days immediately preceding the applicable conversion date of the debenture, with a floor price of $ 0.0846. The issuance and sale of the Debentures is subject to certain conditions and limitations.

The Debentures will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured.

The Debenture Investors will have the right to convert the Debentures into ordinary shares at the lower of (i) 110% of volume weighted average price of the ordinary shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the ordinary shares during the 20 consecutive trading days immediately preceding the conversion date or other date of determination, or the Market Price; provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

SciSparc issued to the Debenture Investors 3,615,656 warrants which are exercisable into a number of ordinary shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the ordinary shares immediately prior to the closing date, or $0.5532 per warrant , which shall be exercisable into Warrant Shares, for a term of five years from the issuance date.

SciSparc entered into a global guaranty agreement, or the Global Guaranty Agreement with one of the Debenture Investors, or the Lead Debenture Investor, through certain of SciSparc’s subsidiaries, pursuant to which such subsidiaries will guaranty its obligations under the Debenture with the Lead Debenture Investor and other instruments, agreements or other items executed or delivered pursuant to the Global Guaranty Agreement.

SciSparc also entered into a registration rights agreement, or the Registration Rights Agreement, with the Lead Debenture Investor, pursuant to which SciSparc has agreed to provide to the Lead Debenture Investor registration rights under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

In connection with the securities purchase agreements with the Debenture Investors, on February 25, 2025, SciSparc entered into the Deed with AutoMax and three investors. Pursuant to the Deed, SciSparc assigned part of the Subscription Amount in the amount of $2 million to AutoMax in lieu of making the payment under the Additional Loan Agreement to which SciSparc entered into with AutoMax on February 24, 2025.

Other Financing Activities

On July 8, 2024, SciSparc announced that it signed the Spin-off LOI to spin its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals. The Spin-off LOI references a proposed asset and share purchase agreement, the definitive agreement of which is to be negotiated between SciSparc and Miza. On December 16, 2024, SciSparc entered into the First LOI Amendment, solely to extend the deadline to enter into definitive agreements by no later than March 31, 2025, which was extended from July 31, 2024, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than April 30, 2025, which was extended from October 31, 2024. On March 28, 2025, SciSparc entered into the Second LOI Amendment, solely to the deadline to enter into definitive agreements by no later than June 30, 2025, which was extended from March 31, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than July 31, 2025, which was extended from April 30, 2025.

On August 13, 2024, SciSparc entered into the License Agreement, for the out-licensing of its SCI-160 program with Polyrizon. Pursuant to the License Agreement, SciSparc granted Polyrizon the License. Pursuant to the License Agreement, SciSparc received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share. On December 30, 2024, pursuant to a share transfer agreement, SciSparc sold all of the Polyrizon ordinary shares and pre-funded warrants held by it, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548. In addition, in consideration for the License, SciSparc will receive royalties from sales related to the SCI-160 platform and income generated from it.

On February 25, 2025, SciSparc entered into the MitoCareX SPEA, as amended on May 18, 2025, together with MitoCareX, the other Sellers, pursuant to which the Sellers will sell their stakes in MitoCareX to N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. The closing of the MitoCareX SPEA is contingent upon, among other customary obligations, obtaining approval of N2OFF’s stockholders by the requisite majority. On the closing date of the transactions contemplated under the MitoCareX SPEA, SciSparc will transfer and sell its stake in MitoCareX to N2OFF in consideration for a cash payment of $700,000 N2OFF Common Stock, representing 16.75% of N2OFF on a fully-diluted basis. Either party may terminate the MitoCareX SPEA if the closing date has not occurred within one hundred and eighty days of February 25, 2025. Following the closing date of the MitoCareX SPEA, the Sellers may receive Additional N2OFF Stock, if respective milestones are achieved as defined in the MitoCareX SPEA. For more information, see “MitoCareX” on page 156.

Current Outlook

SciSparc has financed its operations to date primarily through proceeds from sales of SciSparc’s securities, as well as exercises of warrants and options to purchase ordinary shares or ADSs, as the case may be. SciSparc has incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, SciSparc has not generated any revenue from the sale of its pharmaceutical product candidates and does not expect to generate revenues from sale of its pharmaceutical product candidates in the next few years.

As of December 31, 2024, SciSparc’s cash, including short-term bank deposits, was $1,560 thousand.

SciSparc’s cash and cash equivalents position is not sufficient to fund its planned operations for at least a year beyond the date of the filing date of these financial statements. The ability to continue as a going concern is dependent upon its obtaining the necessary financing to meet SciSparc’s obligations and repay liabilities arising from normal business operations when they become due. While SciSparc has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms would have serious consequences on SciSparc’s financial condition and results of operations. In addition, SciSparc started to recognize revenues from sales. However, SciSparc’s pharmaceutical operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until SciSparc is able to finance our operations through generating revenue from its products. These factors raise substantial doubt about our ability to continue as a going concern.

In September 2022, SciSparc purchased Wellution™, a business and brand which sells hemp-based products on Amazon Marketplace.

On January 25, 2023, SciSparc announced that its board of directors resolved to pursue a Restructuring Plan which may involve transferring its pharmaceutical activities to NewCo. As part or independent of the Restructuring Plan, it intends to examine the possibility of listing NewCo on a leading stock exchange, while maintaining its controlling interest in NewCo such that it will continue to control its current business activities. SciSparc also intends to explore other potential new opportunities, activities and investments in a variety of sectors.

Any Restructuring Plan and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from its board of directors and shareholders and satisfaction of any closing conditions to effectuate such corporate Restructuring Plan and listing of NewCo. There can be no assurance regarding the ultimate timing of the Restructuring Plan and listing of NewCo or that they will be completed at all.

On August 14, 2024,November 26, 2024, March 27, 2025, and on May 8, 2025, SciSparc and AutoMax entered into the Merger Agreement Addendum, the Merger Agreement Second Addendum, the Merger Agreement Third Addendum, and the Merger Agreement Fourth Addendum, respectively.

In addition, SciSparc’s operating plans may change as a result of many factors that may currently be unknown to it, and SciSparc may need to seek additional financing sooner than planned. SciSparc’s efforts to commercialize its proprietary PEA oral tablets CannAmide™ may not lead to any revenue or revenue at the level at which we it is expecting. SciSparc’s future capital requirements will depend on many factors, including:

●	the progress and costs of SciSparc’s research and development activities;

●	the costs of manufacturing SciSparc’s product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of SciSparc’s general and administrative expenses.

Until SciSparc can generate significant recurring revenues, it expects to satisfy its future cash needs through debt and/or equity financings. SciSparc cannot be certain that additional funding will be available to it on acceptable terms, if at all. This raises substantial doubts about SciSparc’s ability to continue as a going concern. If funds are not available, SciSparc may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to SciSparc’s product candidates.

Going Concern

As of December 31, 2024, SciSparc’s cash and cash equivalents totaled $1.5 million. In the period ended December 31, 2024, SciSparc had an operating loss of $7.3 million and negative cash flows from operating activities of $5.1 million. SciSparc’s current cash and cash equivalents position is not sufficient to fund our planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon SciSparc obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While SciSparc has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on SciSparc’s financial condition and results of operations. In addition, SciSparc has started recognizing revenues from sales. However, SciSparc’s pharmaceutical operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until SciSparc is able to completely finance its operations by generating revenue from its products. These above-mentioned factors raise substantial doubt about SciSparc’s ability to continue as a going concern.

Intangible Assets

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

In the year ended December 31, 2024, SciSparc has reviewed indications of decline to its intangible asset, and by using independent advisors, has determined there are signs of decline in the value of the intangible asset and recognized a loss as a result of impairment in the amount of $1,344 thousand (as of December 31, 2023 - $1,042 thousand).

Contingent Liabilities

The evaluations of provisions and contingent liabilities are based on best professional judgment, taking into consideration the stage of the proceedings, as well as cumulative legal experience in the various topics. Whereas the results of the lawsuits shall be determined by the courts, these results may differ from these evaluations.

Share-Based Compensation

SciSparc’s employees and other service providers are entitled to benefits by way of share-based compensation settled with company options to shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

The cost of the transactions settled with capital instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service takes place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and SciSparc’s best estimate regarding the number of options that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

SciSparc selected the Black-Scholes option-pricing model as a fair value method for its options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on SciSparc’s historical experience and expectation of no future dividend payouts. SciSparc has historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is based on fluctuations in the price of SciSparc’s ordinary share prices on the Nasdaq.

Risk free interest rate - The risk free interest rate is based on the U.S. Treasury yield curve, in accordance with the option’s contractual term.

Contractual term - An option’s contractual term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior.

Share price - The share price is determined according to the last known or above closing price of SciSparc’s ordinary shares at the grant date.

Fair value of loan to Automax (a related party)

SciSparc entered into a Bridge Loan Agreement with AutoMax which is considered a related party, under which SciSparc provided a total loan amount of $4,250 thousand, as of December 31, 2024. This loan was extended in the context of an agreement for the acquisition of AutoMax by SciSparc, serving as an advance payment toward the transaction. The repayment terms of the loan are contingent on the completion of the Merger, with provisions for set-off against the purchase price upon consummation of the transaction.

Evaluating the fair value of the abovementioned loan was complex and required considerable judgment due to the significant estimates in SciSparc’s management’s assumptions, particularly regarding the involvement of a related party. The assessment of the recoverability of the loan is complex and subjective.

Quantitative and Qualitative Disclosure About Market Risk

SciSparc is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact its financial position due to adverse changes in financial market prices and rates. Its current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. However, a substantial majority of SciSparc’s cash is held in current bank accounts that do not bear interest. In the future, SciSparc intends to hold most of its cash in deposits that bear interest. Given the current low rates of interest SciSparc receives, once it begins to hold most of its cash in deposits that bear interest, it does not expect to be adversely affected if such rates are reduced. SciSparc’s market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

SciSparc’s results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2024, the vast majority of its liquid assets are held in U.S. dollars, and the majority of its expenses are denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase SciSparc’s loss for 2024 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as SciSparc expects that the percentage of its NIS denominated expenses will materially decrease in the near future, therefore reducing its exposure to exchange rate fluctuations. Beginning October 1, 2018, SciSparc’s functional currency is the U.S. dollar.

SciSparc does not hedge its foreign currency exchange risk. In the future, SciSparc may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of its principal operating currencies. These measures, however, may not adequately protect SciSparc from the material adverse effects of such fluctuations.

AUTOMAX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of AutoMax’s financial condition and results of operations together with AutoMax’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. In addition to historical information this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. AutoMax’s actual results may differ materially from those results described in or implied by the forward-looking statements discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors — Risks Related to AutoMax” appearing elsewhere in this proxy statement/prospectus.

Overview

As of the date of this proxy statement/prospectus, AutoMax engages in importing and marketing of vehicles in Israel (including trade-in). Within this segment, the AutoMax engages in direct and parallel import of private vehicles and their marketing in Israel, and through joint ventures, in the direct import to Israel of buses manufactured by Temsa, as well as in the purchase and sale of used vehicles (trade-in). AutoMax holds direct and parallel importer licenses from the Ministry of Transportation, as defined in the Vehicle Services Licensing Law, for 37 vehicle brands of various models. As of the date of this proxy statement/prospectus, AutoMax operates through nine branches in Haifa, Afula, Netanya, Ra’anana, Rishon Lezion, Ashdod, Jerusalem, Beer Sheva (which reopened) and Hedera. AutoMax operates as a holding company through its’ subsidiaries, mainly Global AutoMax Ltd., a wholly owned subsidiary, Dalhom AutoMax Ltd., in which it holds a 50% controlling interest; AutoMax Trade-In Ltd., in which it holds an 80% controlling interest; and AutoMax Direct Import, a wholly owned subsidiary.

The main factors to the financial condition and results of operations for the year ended December 31, 2024 were the: (i) receipt by Global AutoMax of a government guaranteed loan from a bank in the amount of NIS 16 million (approximately $4.42 million), on January 11, 2024; (ii) signing of the Merger Agreement with SciSparc on April 10, 2024, and receipt of bridge loans from SciSparc in a total amount of $4.25 million; (iii) finalizing entering into the agreements with JAC, November 2024; and (iv) receipt by AutoMax Direct Import of a credit line in the amount of NIS 23 million, in November 2024.

Recent Developments

On February 5, 2025, Global AutoMax signed an agreement for purchase of the share of the additional shareholder in AutoMax Hasharon. Following the closing of such agreement, Global AutoMax holds 100% of AutoMax Hasharon outstanding share capital.

On February 25, 2025, AutoMax received an additional loan in the amount of $2 million from SciSparc. For more information, see “Agreements Relating to the Merger – Additional Loan Agreement and Deed of Assignment”.

On April 10, 2025, AutoMax Direct Import received a credit line in the amount of NIS 20 million from a bank. For more information, see “AutoMax Business – Financing”.

Components of AutoMax’s Results of Operations

Revenues

AutoMax’s revenues stem from the import of vehicles mainly from North America and Europe and sales in Israel in New Israeli Shekels (NIS). Therefore, the generated revenues are dependent mainly on the exchange rate between NIS, the U.S. Dollar (USD), the Euro, and other European currencies.

The revenues for the year ended December 31, 2024, were NIS 398,173 thousand (approximately $107,643 thousand), a decrease of approximately 5%, compared to NIS 418,932 thousand (approximately $115,791 thousand) for the year ended December 31, 2023. There was not a material change in revenues in 2024 compared to 2023. The revenues in 2024 were mainly derived from the sale of smaller and less expensive vehicles, following a change in the mix of vehicles imported and sold by the AutoMax. There was an increase in the revenues in the fourth quarter of 2024 compared to the corresponding period in 2023, which was derived from the decrease in revenues in the fourth quarter of 2023 attributed to the outbreak of the Iron Swords War. For further details, see Note 1E to AutoMax financial statements for the year ended December 31, 2024, included elsewhere in this proxy statement/prospectus.

Operating Expenses

Cost of Sales

The cost of sales for the period ended December 31, 2024 was NIS 347,079 thousand (approximately $93,830 thousand), a decrease of approximately 9%, compared to NIS 381,089 thousand (approximately $105,331 thousand) for the period ended December 31, 2023. The decrease in cost of sales during 2024 compared to 2023 in relation to revenues is due to a change in the mix of vehicles imported and sold by AutoMax, to smaller and less expensive vehicles. There was an increase in cost of sales in the fourth quarter of 2024 compared to the corresponding period in 2023, mainly due to the purchase of vehicles through direct import in the fourth quarter of 2024, as well as from a decrease in revenues (and cost of sales accordingly) in the fourth quarter of 2023 following the Iron Swords War.

Gross Profit

The gross profit for the year ended December 31, 2024, was NIS 51,094 thousand (approximately $13,813 thousand), an increase of 35%, compared to NIS 37,843 thousand (approximately $10,460 thousand) for the year ended December 31, 2023. The increase in gross profit and gross profitability is mainly attributed to the factors detailed above, as well as to purchase and sale of vehicles through direct import, the gross profitability of which is higher compared to parallel imports.

Selling and Marketing Expenses

The selling and marketing expenses for the year ended December 31, 2024, were NIS 21,621 thousand (approximately $5,845 thousand), a decrease of approximately 20%, compared to NIS 27,194 thousand (approximately $7,516 thousand) for the year ended December 31, 2023. The decrease in sales and marketing expenses in 2024 compared to 2023 is derived from measures taken by AutoMax to reduce its current expenses and a change in the nature of its marketing activities, including reduction in the number of employees engaged in marketing and sale activities, and reduction in marketing expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, computer systems, travel and share-based compensation expenses for personnel in executive and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

The general and administrative expenses for the year ended December 31, 2024, were NIS 17,728 thousand (approximately $4,793 thousand), an increase of approximately 4%, compared to NIS 16,965 thousand (approximately $4,686 thousand) for the year ended December 31, 2023. There was no material change in general and administrative expenses in 2024 compared to 2023.

Granting options to employees

The expenses for granting options to employees for the year ended December 31, 2024, were NIS 122 thousand (approximately $33 thousand), a decrease of approximately 95%, compared to NIS 2,549 thousand (approximately $704 thousand) for the year ended December 31, 2023. The decrease was due to options granted to AutoMax executive officers in the framework of the merger agreement with Global AutoMax completed in March 2021, for which the recording of expenses ended in the first quarter of 2023 (except for options to an AutoMax consultant).

Other income

The other income for the year ended December 31, 2024, was NIS 5,022 thousand (approximately $1,357 thousand), an increase of approximately 222%, compared to NIS 1,557 thousand (approximately $430 thousand) for the year ended December 31, 2023. The increase was due to revenues for compensations under the Iron Swords War fund for the months October and November 2023, which were recorded in 2024.

Operational profit (loss)

The operational profit for the year ended December 31, 2024, was NIS 16,645 thousand (approximately $4,500 thousand), an increase of approximately 127%, compared to loss of NIS 7,308 thousand (approximately $2,019 thousand) for the year ended December 31, 2023. The increase was mainly due to factors set forth above.

Financial expenses, net

Financial expenses, net consist primarily of income or expenses related to revaluation of foreign currencies and interest income on AutoMax’s bank deposits.

Comparison of the Years Ended December 31, 2024, and 2023

The following table summarizes AutoMax’s results of operations for the years ended December 31, 2024, and 2023:

Results of Operations

	December 31,
	2024	2023
NIS in thousands
Revenues	398,173	418,932
Cost of goods sold	(347,079)	(381,089)
Gross profit	51,094	37,843

Sales and marketing	(21,621)	(27,194)
Impairment of intangible asset	-	-
General and administrative expenses	(17,728)	(16,965)
Granting options to employees	(122)	(2,549)
Other income	5,022	1,557
Operating profit or loss	16,645	(7,308)
AutoMax’s share of losses of company accounted for at equity, net	(2,118)	(600)
Financial (expense) income, net	(14,421)	(9,109)
Profit or loss before tax	106	(17,017)
Tax	(5,213)	(358)
Net loss	(5,107)	(17,375)
Net loss attributable to holders of ordinary shares	(3,700)	(16,384)

Liquidity and Capital Resources

AutoMax has generated its revenue and funded its activities through independent financing, such as issuing bonds, financing from banks and financing entities, credit lines provided by the suppliers to AutoMax. As of December 31, 2024, AutoMax had a total of approximately NIS 15,699 thousand (approximately $4,304 thousand) outstanding government guaranteed loans. As of December 31, 2024, the interest rate on such loans was prime plus 1.5%.

On January 11, 2024, Global AutoMax received a government guaranteed loan from a bank in the amount of NIS 16 million (approximately $4.42 million), bearing an annual interest rate of prime plus 1.5%. The loan was granted for a period of 60 months, to be repaid in 57 equal monthly installments of principal amount with interest, with a three months grace period. As is customary in government guaranteed loans, Global AutoMax deposited in the bank an interest-accumulating deposit, in the aggregate amount of 5% of the loan principal, which will be encumbered by a first-class permanent lien in favor of the bank.

Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation.

Cash Flows

The following tables summarize AutoMax’s cash flows for each of the periods presented:

	Year Ended December 31,
	2024	2023
NIS in thousands
Net cash from (used in) operating activities	(36,709)	3,142
Net cash used in investing activities	(8,537)	(353)
Net cash (used in) provided by financing activities	45,180	(3,471)

Net increase (decrease) in cash and cash equivalents	(66)	(682)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024, was NIS 36,709 thousand (approximately $10,065), and included AutoMax’s net loss of NIS 5,107 thousand (approximately $1,380 thousand), and adjustments of non-cash amounts. Most of the non-cash amounts are due to depreciation of import licenses and fixed assets (NIS 10,778 thousand) and tax expenses (NIS 3,619 thousand), as well as changes in the property and liability items on the balance sheet of NIS 48,992 thousand.

Net cash from operating activities for the year ended December 31, 2023, was NIS 3,142 thousand (approximately $868), and included AutoMax’s net loss of NIS 17,375 thousand (approximately $4,786 thousand), and adjustments of non-cash amounts. Most of the non-cash amounts are due to share-based payments (NIS 2,549 thousand), depreciation of import licenses and fixed assets (NIS 4,642 thousand) and non-cash financing expenses (NIS 2,939 thousand) as well as changes in the property and liability items on the balance sheet of NIS 3,800 thousand.

Investing Activities

During the year ended December 31, 2024, net cash used in investing activities was NIS 8,537 thousand (approximately $2,340 thousand), which reflected purchases of fixed assets.

During the year ended December 31, 2023, net cash used in investing activities was NIS 353 thousand (approximately $98 thousand), which reflected purchases of fixed assets.

Financing Activities

During the year ended December 31, 2024, net cash from financing activities was NIS 45,180 thousand (approximately $12,388 thousand), consisting of receipt of short-term and long-term loans from banks of NIS 42,571 thousand (approximately $11,673 thousand), loan received from the Company of NIS 15,297 thousand (approximately $4,197 thousand), partially set off by payment of NIS 6,849 thousand (approximately $1,878 thousand) to the Series B bondholders, and repayment of obligations for lease agreements of NIS 5,839 thousand (approximately $1,601 thousand).

On June 25, 2023, AutoMax entered into a private placement agreement with certain investors, for an aggregate amount of NIS 4.0 million (approximately $1.1 million), in exchange for the sale and issuance of 8,000,000 ordinary shares, at a purchase price of NIS 0.5 per share.

On December 19, 2023, AutoMax entered into a private placement agreement with an investor for an aggregate amount of NIS 10.0 million (approximately $2.8 million), in exchange for the sale and issuance of 14,284,714 ordinary shares, at a price per shares of NIS 0.7 per share.

According to the terms of AutoMax’s Series B Bonds and the Series B Bonds Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annually as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, constituted 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Series B Bonds Trust Deed. The Series B Bonds bear interest at a rate of 5.9% per annum. As of May 23, 2025, NIS 20,547 thousand (approximately $5,597 thousand) in principal amount of Series B Bonds remains outstanding and will therefore become a liability of the combined company following the completion of the Merger.

Credit Lines

AutoMax group companies have non-guaranteed credit lines from four banking corporations, which are classified in its financial statements as short-term loans. For more information, see “AutoMax Business – Business – Financing” (page 180).

Funding Requirements

AutoMax believes that its existing cash and cash equivalents, will enable it to fund its operating expenses and capital expenditure requirements for at least the next 12 months. It has based these estimates on assumptions that may prove to be wrong, and it could utilize AutoMax’s available capital resources sooner than it expects.

Critical Accounting Policies and Significant Judgments and Estimates

AutoMax’s financial statements are prepared in accordance with the IFRS. The preparation of AutoMax’s financial statements and related disclosures requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in AutoMax’s financial statements. AutoMax bases its estimates on historical experience, known trends and events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. AutoMax evaluates its estimates and assumptions on an ongoing basis. AutoMax’s actual results may differ from these estimates under different assumptions or conditions.

While AutoMax’s significant accounting policies are described in more detail in Note 2 to AutoMax’s financial statements, AutoMax believes that the following accounting policy is the most critical to the judgments and estimates used in the preparation of its financial statements.

Share-Based Compensation

AutoMax’s employees and other service providers are entitled to benefits by way of share-based compensation settled with company options to shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

The cost of the transactions settled with capital instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service takes place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and the best estimate regarding the number of options that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

AutoMax selected the Black-Scholes option-pricing model as a fair value method for its options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on the historical experience and expectation of no future dividend payouts. AutoMax has historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is based on fluctuations in the price of AutoMax’s ordinary share prices on the TASE.

Risk free interest rate - The risk free interest rate is based on the U.S. Treasury yield curve, in accordance with the option’s contractual term.

Contractual term - An option’s contractual term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior.

Share price - The share price is determined according to the last known or above closing price of SciSparc’s ordinary shares at the grant date.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

As of December 31, 2024, AutoMax had cash and cash equivalents, restricted cash and long-term bank deposits of NIS 2,728 thousand (approximately $748 thousand), which consisted of cash, restricted cash and long-term bank deposits.

As of December 31, 2023, AutoMax had cash and cash equivalents, restricted cash and long-term bank deposits of NIS 1,961 thousand (approximately $542 thousand), which consisted of cash, restricted cash and long-term bank deposits.

Foreign Currency Exchange Risk

AutoMax is exposed to foreign exchange rate risk. AutoMax is located in Israel, where the majority of its general and administrative expenses costs are incurred in New Israeli Shekels. During each of the years ended December 31, 2024, and 2023, AutoMax recognized foreign currency transaction income NIS 1,990 thousand (approximately $538 thousand) and NIS 6,971 thousand (approximately $1,926 thousand), respectively. AutoMax’s functional currency is NIS. These foreign currency transaction gains and losses were recorded in financial expenses, net in its statements of comprehensive loss.

As AutoMax continues to grow its business, its results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could adversely impact AutoMax’s results of operations. AutoMax enters into hedging contracts from time to time, to mitigate AutoMax’s exposure to foreign currency exchange risk, subject to its need and according to market conditions.

Off-Balance Sheet Arrangements

AutoMax did not have, during the periods presented, and it does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

DIRECTORS AND OFFICERS OF SCISPARC FOLLOWING THE MERGER

Resignations of Current Executive Officers and Directors of SciSparc

Pursuant to the Merger Agreement, two (2) of the directors of SciSparc who will not continue as member of the board following the Merger will resign effective immediately prior to the completion of the Merger.

Directors of the Combined Company Following the Merger

The SciSparc board of directors is currently composed of seven directors. The following information sets forth the names, ages, director classes, and proposed titles of each of the proposed directors of the combined company upon consummation of the Merger, their present principal occupation and their recent business experience. During the last five years, neither SciSparc nor the proposed directors of the combined company have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Designee	Age	Position(s)
		AutoMax Designees
Yaarah Alfi*	37	Chief Financial Officer of AutoMax
Tomer Levy*	30	VP Business Development and Headquarters, director of AutoMax
		SciSparc Designees
Amitay Weiss	63	Chairman of SciSparc’s board of directors
Amnon Ben Shay	62	Director
Moshe Revach	49	Director
Liat Sidi	50	Director

*	Subject to the approval of the shareholders of SciSparc at the Special Meeting.

Mr. Amitay Weiss has served on SciSparc’s board of directors since August 2020 and as its Chairman since January 2022. Mr. Weiss served as SciSparc’s Chief Executive Officer from August 2020 to January 2022. Mr. Weiss also currently serves as chairman of the board of directors of AutoMax, as a director of Jeffs’ Brands Ltd. (Nasdaq: JFBR) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of directors of several public and private companies, including Clearmind Medicine Inc. (Nasdaq: CMND), Maris Tech Ltd. (Nasdaq: MTEK) and N2OFF, Inc. (Nasdaq: NITO). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

Mr. Amnon Ben Shay has served as a member of SciSparc’s board of directors since January 2021 and served as an external director under the Companies Law between January 2021 and January 2022. Mr. Ben Shay has been chief financial officer of Aerodrome Group Ltd since October 2022. Mr. Ben Shay previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM), Value Capital One Ltd. (TASE: VALU) and B.G.I. Investments (1961) Ltd. (TASE: BGI). Mr. Ben Shay was chief financial officer of Hadar Hasharon Marketing and Distributions Ltd. from February 2019 to October 2022. From February 2017 to January 2019, Mr. Ben Shay served as the chief financial officer of Fridenson Air & Ocean Ltd. From January 2014 to January 2017, Mr. Ben Shay served as the chief financial officer of Abetrans Logistics Ltd. Prior to that, Mr. Ben Shay served as the chief financial officer of Isline Export and Import Services Ltd. from 2010 to 2013. Prior to the year 2009, Mr. Ben Shay served as the chief financial officer of several Israeli real estate investment groups. Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Mr. Moshe Revach has served as a member of SciSparc’s board of directors since September 2022. Mr. Revach also previously served as a director since August 2020 until his resignation on March 13, 2022. Mr. Revach has served as vice-counselor of the Ramat Gan municipality and has been on its financial committee since March 2024. Mr. Revach serves as a director of L.L.N IT solutions, a wholly owned subsidiary of the Jewish Agency for Israel, RPG Economic Society, ParaZero Technologies Ltd. (Nasdaq: PRZO), Plantify Foods Inc (CVE: PTFY), and Jeffs’ Brands Ltd. (Nasdaq: JFBR). Mr. Revach previously served as a director of Biomedico Hadarim, and Jewish Experience Company on behalf of the Jewish Agency and also served as deputy mayor of Ramat Gan, Israel from 2013 to 2023, while also heading the sports and government relations departments in the Ramat Gan municipality. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Ms. Liat Sidi has served as a member of SciSparc’s board of directors since August 2020. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) and has served as director for N2OFF, Inc. (Nasdaq: NITO) since November 2023. Ms. Sidi previously served as director for Plantify Foods Inc (CVW: PTFY) from September 2023 to January 2024. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

Mr. Tomer Levy has been serving as VP Business Development and Headquarters and director of AutoMax since March 2021. Prior to that, between May 2017 and March 2021, Mr. Levy served as Global AutoMax’s VP Business Development and Headquarters. Mr. Levy has experience in a wide variety of managerial roles.

Ms. Yaarah Alfi has been serving as chief financial executive of AutoMax and its subsidiaries since March 2021. Ms. Alfi previously served as controller for Global AutoMax from January 2018 until March 2021. Between 2015 and 2018, Ms. Alfi was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Additionally, Ms. Alfi has experience in a wide variety of managerial, financial, tax and accounting roles. Ms. Alfi holds a B.A. in Accounting and Business management from The College of Management, Israel and is a certified public accountant.

Composition of the Board of Directors

Pursuant to the Merger Agreement, each of the directors and officers of SciSparc who will not continue as directors or officers of SciSparc or the combined company following the consummation of the Merger shall resign immediately prior to the effective time of the Merger. In connection with the Merger, the size of SciSparc’s board of directors will be consist of six (6) directors. Pursuant to the terms of the Merger Agreement, two (2) of such directors will be designated by AutoMax and four (4) of such directors will be designated by SciSparc. Effective as of the effective time of the Merger, it is anticipated that Amnon Ben Shay, Moshe Revach, Liat Sidi and Amitay Weiss will remain on SciSparc’s board of directors. Subject to the approval of the SciSparc shareholders of Proposal 4 at the Special Meeting and the election thereof, Tomer Levy and Yaarah Alfi will serve on SciSparc’s board of directors as AutoMax’s designees. It is anticipated that these directors will be appointed to the three staggered director classes of the combined company’s board of directors as follows:

Class I will consist of Ms. Liat Sidi and Ms. Yaarah Alfi, each with a term expiring at the 2027 annual meeting of shareholders.

Class II will consist of Mr. Amnon Ben Shay and Mr. Moshe Revach, each with a term expiring at the 2025 annual meeting of shareholders.

Class III will consist of Mr. Amitay Weiss and Mr. Tomer Levy, with a term expiring at the 2026 annual meeting of shareholders.

The division of SciSparc’s board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of SciSparc, or, following the completion of the Merger, the combined company.

Director Independence

The SciSparc board of directors has determined that all current members of the board of directors are independent, as determined in accordance with the rules of The Nasdaq Stock Market.

The SciSparc board of directors has also determined that each current member of the compensation committee is independent as defined under Nasdaq listing standards and the Companies Law, and that each current member of the audit committee is independent as defined under Nasdaq listing standards and applicable SEC rules and Israeli laws. In making this determination, SciSparc’s board of directors found that none of these directors had a material or other disqualifying relationship with SciSparc.

Based upon information requested from and provided by each proposed director concerning their background, employment and affiliations, including family relationships, SciSparc’s board of directors has determined that neither of the proposed AutoMax directors is independent as defined under Nasdaq listing standards. SciSparc’s board of directors also determined that Amnon Ben Shay, Moshe Revach and Liat Sidi, who will comprise the compensation committee, all satisfy the independence standards for such committees established by the SEC and Nasdaq listing standards, as applicable. With respect to the audit committee, SciSparc’s board of directors has determined that Amnon Ben Shay, Moshe Revach and Liat Sidi satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and Nasdaq listing standards, as applicable. The board of directors considered the relationships between such directors and certain of the investors of the combined company and determined that such relationships did not affect such directors’ independence under the standards of Nasdaq, or, where applicable, under SEC rules.

Board Committees

The SciSparc board of directors has established two standing committees to assist it in fulfilling its responsibilities to SciSparc and its shareholders: the audit committee and the compensation committee. Each committee acts pursuant to a written charter. Each committee reviews its charter on an annual basis. In addition to the three standing committees, the SciSparc board of directors may approve from time to time the creation of other committees to assist the board in carrying out its duties.

Immediately following the consummation of the Merger, the committees of the board of directors of the combined company will operate pursuant to and apply SciSparc’s written charters and corporate governance policies currently in place. Thereafter, the board of directors of the combined company intends to review the written charters and corporate governance policies of SciSparc and, in the discretion of the board of directors of the combined company, adopt or amend such charters and policies, as may be necessary.

Audit Committee

The functions of the audit committee under the Companies Law include identifying and addressing flaws in the business management of SciSparc, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing SciSparc’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of SciSparc’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq requirements, SciSparc’s audit committee is also responsible for the appointment, compensation and oversight of the work of its independent auditors and for assisting the board of directors in monitoring financial statements, the effectiveness of internal controls and compliance with legal and regulatory requirements. The audit committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

SciSparc’s audit committee currently consists of Amnon Ben Shay, Alon Dayan and Lior Vider. The SciSparc board of directors has determined that Amnon Ben Shay is an “audit committee financial expert” as defined in the SEC rules.

Following the consummation of the Merger, the members of the audit committee are expected to be Amnon Ben Shay, Moshe Revach and Liat Sidi. Amnon Ben Shay is expected to be the chairman of the audit committee and is a financial expert under the rules of the SEC. The SciSparc board of directors has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and SEC. SciSparc and AutoMax believe that, after completion of the Merger, the functioning of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The functions of the compensation committee under the Companies Law include recommending to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the board of directors. The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

SciSparc’s compensation committee currently consists of Amnon Ben Shay, Alon Dayan and Lior Vider.

Following the consummation of the Merger, the members of the compensation committee are expected to be Amnon Ben Shay, Moshe Revach and Liat Sidi. Amnon Ben Shay is expected to be the chairman of the compensation committee. The SciSparc board of directors has determined that each member of the compensation committee is independent within the meaning of the independent director guidelines of Nasdaq. SciSparc and AutoMax believe that, after the completion of the Merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.

Executive Officers of the Combined Company Following the Merger

Subject to and effective upon the closing of the Merger, the current executive officers of AutoMax will be the executive officers of SciSparc. The following information sets forth the names, ages, and proposed titles of each of the executive officers of the combined company upon consummation of the Merger, their present principal occupation and their recent business experience. During the last five years, neither SciSparc nor the proposed executive officers of the combined company have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Age	Position(s)
Oz Adler	38	Chief Executive Officer and Chief Financial Officer
Dr. Adi Zuloff-Shani	55	Chief Technology Officer

Mr. Oz Adler, CPA, was appointed to serve as SciSparc’s Chief Executive Officer in January 2022 and has served as SciSparc’s Chief Financial Officer since April 2018 and previously held served as its VP Finance from March 2018 until April 2018 and as SciSparc’s Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private, such as Polyrizon Ltd., and public companies, including Jeffs’ Brands Ltd. (Nasdaq: JFBR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of XYLO Technologies Ltd. (Nasdaq: XYLO) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani, PhD, has served as SciSparc’s Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani currently serves as the Chief Executive Officer of Clearmind (Nasdaq: CMND), (FSE: CWY). She has served as the Chairman of Orsus Therapeutics, Inc. since November 2022, as a member of the scientific advisory board of N2OFF, Inc. (Nasdaq: NITO) since October 2021 and as a director of MitoCareX since May 2022. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

DIRECTOR AND OFFICER COMPENSATION

AutoMax Director Compensation

AutoMax currently compensates its chairman of the board, Mr. Amitay Weiss, with monthly fee of NIS 25,000 (approximately $6,767), plus VAT for 50% position. In addition, the chairman is entitled to annual bonus subject to fulfillment of predetermined targets. The chairman is not entitled to participation and annual fee according to the Compensation Regulations (as defined below). AutoMax currently compensates certain of its non-executive, non-employee directors (other than Mr. Eyal Baruch) with annual and participation fees at the rate of the maximum amount as specified in the second and third supplements to the Companies Regulations (Rules Concerning the Compensation and Expenses of an External Director) Regulations, 5760-2000, or the Compensation Regulations, and its external directors with annual and participation fees at the rate of the maximum amount as specified in the fourth supplement to the Compensation Regulations, which totaled together to NIS 278,962 (approximately $75,518) in the year 2024.

AutoMax Executive Compensation

The aggregate amounts of salaries, consulting and director fees, pension, retirement and other similar benefits, and share-based compensation, that were payable to AutoMax’s executive officers and directors and/or to their respective affiliates in respect of employment, consulting and directorship agreements and arrangements (which includes other amounts described in this “Director and Officer Compensation” section of this proxy statement/prospectus) during the year ended December 31, 2024 is set forth in the below table. The table does not include any amounts that AutoMax paid to reimburse any of such persons for costs incurred in providing it with services during that period.

(in thousands)	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits
All directors and senior management as a group, consisting of 12 persons(1)	NIS 4,986,388 (approximately $1,349,861)	NIS 796,685 (approximately $215,670)

(1)	Includes Emanuel Paz Puzailov who served as a director until December 31, 2024.

Following the Merger, SciSparc will compensate its directors and senior management team in accordance with the recommendation of its compensation committee and, generally, subject to the approval of the SciSparc board of directors and shareholders. That compensation will generally need to be consistent with the terms of the compensation policy, which will require periodic approval, in accordance with the requirements of the Companies Law (as described below under “Related Party Transactions of Directors and Executive Officers of the Combined Company—Director and Officer Compensation”). Therefore, the future compensation practices of SciSparc following the Merger may differ from the historical practices of AutoMax.

In accordance with the Companies Law, beginning with SciSparc’s first annual general meeting of shareholders that takes place following the Merger, the combined company will be required to disclose the compensation paid to its five most highly compensated officers on an individual basis for the previous fiscal year, or as otherwise required under SEC rules. Consequently, SciSparc will be required to include that information in all annual reports on Form 20-F or Form 10-K that SciSparc files with the SEC, just as it has done until the current time.

Employment Agreements

AutoMax has entered into a service agreement with Haim Levy – Trade In Ltd. for CEO services rendered by Daniel Levy, on March 24, 2021, or the CEO Agreement. According to the CEO agreement, Daniel Levy, through Haim Levy Trade In Ltd. receives a monthly payment of NIS 50,000 (approximately $13,535), and additional payments for expenses. The CEO Agreement contains a customary provision regarding confidentiality of information. The CEO Agreement is in effect for three years following its signing, and terminable by either party upon 90 days’ prior written notice. On March 24, 2024, the shareholders of AutoMax voted in favor of extending the CEO Agreement for an additional period of three years. The total amount paid under this agreement for the year ended December 31, 2024, - is NIS 702,304 (approximately $190,120).

AutoMax has entered into a service agreement with A. Ynon (2015) Ltd. for Chief Business Officer services rendered by Ynon Amit, on March 24, 2021, or the Chief Business Officer Agreement. According to the Chief Business Officer Agreement, Ynon Amit, through A. Ynon (2015) Ltd., receives a monthly payment of NIS 50,000 (approximately $13,535), and additional payments for expenses. The Chief Business Officer Agreement contains a customary provision regarding confidentiality of information. The Chief Business Officer Agreement is in effect for three years following its signing, and terminable by either party upon 90 days’ prior written notice. On March 24, 2024, the shareholders of AutoMax voted in favor of extending the Chief Business Officer Agreement for additional period of three years. The total amount paid under this agreement for the year ended December 31, 2024, is NIS 695,867 (approximately $188,377).

AutoMax has entered into an employment agreement with Haim Levy, Trade and Procurement Officer, or the Trade and Procurement Officer Agreement. According to the Trade and Procurement Officer Agreement, Haim Levy receives a monthly salary of NIS 45,000 (approximately $12,182) (in terms of employer cost) including customary social benefits, and additional payments for expenses. The Trade and Procurement Officer Agreement contains a customary provision regarding confidentiality of information. The Chief Business Officer Agreement is in effect for three years following its signing, and terminable by either party upon 90 days’ prior written notice. On December 31, 2024, the shareholders of AutoMax voted in favor of extending the Trade and Procurement Officer Agreement for an additional period of three years. The total amount paid under this agreement for the year ended December 31, 2024, is NIS 768,297 (approximately $207,985).

AutoMax has entered into an employment agreement with Gal Levy, Regulation and Branch Manager Officer, or the Regulation and Branch Manager Officer Agreement. According to the Regulation and Branch Manager Officer Agreement, Gal Levy receives a monthly salary of NIS 45,000 (approximately $12,182) (in terms of employer cost) including customary social benefits, and additional payments for expenses. The Regulation and Branch Manager Officer Agreement contains a customary provision regarding confidentiality of information. The Regulation and Branch Manager Officer is in effect for three years following its signing, and terminable by either party upon 90 days’ prior written notice. On December 31, 2024, the shareholders of AutoMax voted in favor of extending the Regulation and Branch Manager Officer Agreement for an additional period of three years. The total amount paid under this agreement for the year ended December 31, 2024, (including share based compensation) is NIS 774,808 (approximately $209,747).

AutoMax has entered into an employment agreement with Tomer Levy, Vice President Business Development Officer, or the Vice President Business Development Officer Agreement. According to the Vice President Business Development Officer Agreement, Tomer Levy receives a monthly salary of NIS 45,000 (approximately $12,182) (in terms of employer cost) including customary social benefits, and additional payments for expenses. The Vice President Business Development Officer Agreement contains a customary provision regarding confidentiality of information. The Vice President Business Development Officer is in effect for three years following its signing, and terminable by either party upon 90 days’ prior written notice. On December 31, 2024, the shareholders of AutoMax voted in favor of extending the Vice President Business Development Officer Agreement for an additional period of three years. The total amount paid under this agreement for the year ended December 31, 2024, (including share based compensation) is NIS 775,738 (approximately $210,000).

Mr. Amitay Weiss serves as active chairman of the board of directors of AutoMax since January 1, 2022, and is entitled to the following compensation: (a) scope of position and compensation - in his role as active chairman of the board of directors, Mr. Weiss is entitled to a fixed monthly compensation of 25,000 NIS (approximately $6,767), plus VAT, for a 50% position, effective from January 1, 2022 (the date of his appointment as Chairman of the Board of Directors of AutoMax). It is clarified that Mr. Weiss is not entitled to annual and participation fees under the Compensation Regulations; (b) expense reimbursement: AutoMax will cover Mr. Weiss’ expenses in Israel and abroad incurred in connection with his role as active chairman of the board of directors, subject to prior written approval by AutoMax and in accordance with AutoMax policies as they may be from time to time. As of date of this prospectus, no ceiling has been set for such expenses; (c) annual bonus - Mr. Weiss is entitled to an annual bonus subject to fulfillment of predetermined targets. No bonus was paid to Mr. Weiss for the years 2023 and 2024; and (d) insurance, exemption and indemnification: Mr. Weiss is entitled to insurance, indemnification, and exemption arrangements in accordance with AutoMax’s compensation policy. The total amount paid to Amitay Weiss for the year ended December 31, 2024, is NIS 300,000 (approximately $81,212).

Directors in AutoMax are entitled to payment as applicable under the Companies Law and its regulations. In sum, during the year ended December 31, 2024, AutoMax paid its directors (in total) approximately NIS 278,962 (approximately $75,518). It is clarified that the board member Eyal Baruch does not receive cash compensation for his service as a director of AutoMax. Mr. Baruch previously received equity compensation. In addition, Mr. Weiss, active chairman of the board, is not entitled to participation and annual fee according to the Compensation Regulations.

Share Incentive Plans

AutoMax maintains one incentive plan — 2021 Share Incentive Plan, or the AutoMax Plan —which will be cancelled upon the effectiveness of the Merger. At that time, outstanding options under the AutoMax Plan will be terminated.

SciSparc Executive Compensation

The following table presents in the aggregate all compensation SciSparc paid to all of its directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts SciSparc paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of nine persons as of December 31, 2024	$675	$90	$157

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by SciSparc on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for ordinary shares options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to SciSparc’s five most highly compensated officers or directors during or with respect to the year ended December 31, 2024.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation(1)	Total
USD in thousands
Oz Adler Chief Executive Officer and Chief Financial Officer	$374	$48	$31	$453

Dr. Adi Zuloff-Shani Chief Technologies Officer	$283	$42	$17	$342

Itschak Shrem President	$269	$-	$31	$300

Amitay Weiss Chairman	$269	$-	$31	$300

Lior Vider Director	$28	$-	$9	$37

(1)	Share-based compensation includes the cost of SciSparc’s non-cash share-based compensation in 2024.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2021, and any currently proposed transactions to which either SciSparc or AutoMax was a party and in which:

●	The amounts involved exceeded or will exceed the lesser of (i) $120,000 and (ii) one percent of the average of SciSparc’s or AutoMax’s total assets at year end for the last two completed fiscal years; and

●	A director, executive officer, holder of more than 5% of the outstanding share capital of SciSparc or AutoMax, or any member of such person’s immediate family had or will have a direct or indirect material interest.

SciSparc Transactions

Employment Agreements

SciSparc has entered into written employment agreements with Oz Adler, its Chief Executive Officer and Chief Financial Officer, and Dr. Adi Zuloff-Shani, its Chief Technologies Officer. Each of these agreements contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. These agreements are terminable by either party upon 30 days’ prior written notice. In addition, SciSparc has entered into agreements with each executive officer and director pursuant to which it has agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of SciSparc’s senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by SciSparc’s Chief Executive Officer and approved annually by SciSparc’s board of directors that also set the bonus targets for SciSparc’s Chief Executive Officer.

Options

Since SciSparc’s inception, it has granted options to purchase SciSparc’s ordinary shares, and RSUs, to its employees, officers, service providers and certain of its directors. Such option and RSU agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. SciSparc’s equity incentive plans are described above under “Director and Officer Compensation”. If the relationship between SciSparc and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

Commercial Agreements

Clearmind

On March 7, 2022, SciSparc entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, SciSparc’s Chief Technologies Officer, Mr. Weiss, SciSparc’s chairman of the board of directors, and Mr. Adler, SciSparc’s Chief Executive Officer and Chief Financial Officer serve as officers and directors.

On November 17, 2022, SciSparc invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind.

Polyrizon

On May 31, 2022, SciSparc entered into the Polyrizon Collaboration Agreement with Polyrizon. Mr. Adler, SciSparc’s Chief Executive Officer and Chief Financial Officer, serves as a director in Polyrizon.

On August 13, 2024, SciSparc entered into a termination agreement with Polyrizon to terminate the Polyrizon Collaboration Agreement.

Additionally, on August 13, 2024, SciSparc entered into the License Agreement, for the out-licensing of its SCI-160 program with Polyrizon. Pursuant to the License Agreement, SciSparc granted Polyrizon the License and received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share.

On December 30, 2024, SciSparc entered into a share transfer agreement and sold all of the Polyrizon ordinary shares and pre-funded warrants held by it, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548.

On April 1, 2025, SciSparc entered into a securities purchase agreement with Polyrizon, pursuant to which SciSparc participated in a private placement of Polyrizon, and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, SciSparc entered into an exchange agreement with Polyrizon, pursuant to which SciSparc exchanged existing ordinary share warrants of Polyrizon held by it for Series A warrants to purchase ordinary shares of Polyrizon.

Jeffs’ Brands

On November 15, 2022, SciSparc entered into a letter of intent with Jeffs’ Brands, to establish the Jeffs’ Joint Venture.

On February 23, 2023, SciSparc entered into the Secondary Purchase Agreement with Jeffs’ Brands and Jeffs’ Holdings.

Mr. Oz Adler, SciSparc’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands, Mr. Amitay Weiss, SciSparc’s Chairman of the board of directors and Mr. Moshe Revach, a member of SciSparc’s board of directors, are both directors in Jeffs’ Brands.

MitoCareX

On February 25, 2025, SciSparc entered into the MitoCareX SPEA, as amended on May 18, 2025, together with MitoCareX, the other Sellers, pursuant to which the Sellers will sell their stakes in MitoCareX to N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. The closing of the MitoCareX SPEA is contingent upon, among other customary obligations, obtaining approval of N2OFF’s stockholders by the requisite majority. On the closing date of the transactions contemplated under the MitoCareX SPEA, SciSparc will transfer and sell its stake in MitoCareX to N2OFF in consideration for a cash payment of $700,000 N2OFF Common Stock, representing 16.75% of N2OFF on a fully-diluted basis. Either party may terminate the MitoCareX SPEA if the closing date has not occurred within one hundred and eighty days of February 25, 2025. Following the closing date of the MitoCareX SPEA, the Sellers may receive Additional N2OFF Stock, if respective milestones are achieved as defined in the MitoCareX SPEA.

Each of Amitay Weiss and Liat Sidi, board members of the SciSparc, also serve as board members of N2OFF.

For more information, see “MitoCareX” on page 156.

AutoMax

As part of the third step of the Restructuring Initiative, on February 23, 2023, SciSparc’s board of directors held a meeting in which Mr. Baranes, a business analyst presented a market overview conducted on the motor vehicles market in Israel, including market trends private vehicle ownership and public transportation, and electronic vehicle market acceptance. Mr. Baranes then presented the market overview conducted in relation to AutoMax, which was based on available public information, and information received from AutoMax. The market overview included AutoMax’s strategy in various sectors, including parallel import of personal-use vehicles, buses, and electronic vehicles. The market overview also included AutoMax’s competition, and its growth potential. On May 29, 2023, SciSparc appointed Mr. Baranes to be its VP Strategy and Business Development. Mr. Baranes previously provided services to AutoMax, which included market overview of companies AutoMax was interested in collaborating with, and preparation of investor presentations. Both Mr. Baranes and Mr. Amitay Weiss serve as members of the board of Charging Robotics Inc. Mr. Baranes provided a market overview services to other companies which Mr. Weiss serves as a director of. AutoMax was first introduced to SciSparc by AutoMax’s Advisor after the board of directors announced its restructuring initiative.

Between the months of June and November 2023, the management of AutoMax met with the management of SciSparc to negotiate and discuss a potential transaction structure.

On June 22, 2023, SciSparc’s board of directors held a meeting in which it approved an investment in the aggregate amount of NIS 4 million (approximately $1.1 million) in AutoMax.

On June 25, 2023, SciSparc entered into the AutoMax SPA.

On November 22, 2023, SciSparc announced the signing of a non-binding letter of intent, to acquire AutoMax, with certain new negotiated terms as announced on December 7, 2023.

On January 14, 2024, SciSparc entered into the Bridge Loan with AutoMax.

On April 10, 2024, SciSparc signed the Merger Agreement with AutoMax.

On June 9, 2024, SciSparc entered into the Amended Bridge Loan with AutoMax.

On August 14, 2024, SciSparc signed the Merger Agreement Addendum with AutoMax.

On September 5, 2024, SciSparc entered into the Second Amendment with AutoMax.

On November 26, 2024, SciSparc signed the Merger Agreement Second Addendum with AutoMax.

On February 24, 2025, SciSparc entered into the Additional Loan Agreement with AutoMax, and on February 25, 2025, SciSparc entered into the Deed with AutoMax.

On March 27, 2025, SciSparc signed the Merger Agreement Third Addendum with AutoMax.

On May 8, 2025, SciSparc entered into the Third Amendment with AutoMax.

On May 8, 2025, SciSparc entered into the Merger Agreement Fourth Addendum with AutoMax.

Mr. Amitay Weiss, SciSparc’s Chairman of the board of directors is the chairman of the board of directors of AutoMax.

Related Party Transactions

Under the Companies Law, a related party transaction in which an “office holder” has a personal interest may be approved only if it is for the benefit of the company. An office holder is defined in the Companies Law as a director, a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the general manager. A transaction that is not an extraordinary transaction in which an office holder has a personal interest requires the approval of the board of directors, unless the articles of association of the company provide otherwise. If the transaction is an extraordinary transaction, it must be approved by the audit committee and the board of directors, and, under certain circumstances, by the shareholders of the company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions in which a controlling shareholder has a personal interest require the approval of the audit committee, or the compensation committee if the transaction is in connection with employment or service with the company, the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

In most cases, the Companies Law prohibits any director who has a personal interest in a transaction from being present for the discussion or voting pertaining to such transaction in the audit committee or board of directors. Nevertheless, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction; in this case, however, the transaction also requires shareholder approval.

Director and Officer Compensation

Under the Companies Law, SciSparc is required to approve, at least once every three years, a compensation policy with respect to office holders. Following the recommendation of SciSparc’s compensation committee, the compensation policy must be approved by the board of directors and shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the terms of compensation of directors, the chief executive officer and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders. The compensation terms of other officers who report directly to the chief executive officer requires the approval of the compensation committee and the board of directors.

AutoMax Transactions

Material Agreements

The Merger Agreement

On April 10, 2024, AutoMax signed the Merger Agreement with SciSparc, as amended on August 14, 2024, November 26, 2024, on March 27, 2025, and on May 8, 2025, pursuant to the Merger Agreement Addendum, the Merger Agreement Second Addendum, the Merger Agreement Third Addendum, and the Merger Agreement Fourth Addendum, respectively, as further detailed in this this proxy statement/prospectus.

Founders’ Agreement to establish a joint company in connection with the Company’s branches in Petah Tikva and Ra’anana

On April 25, 2021, Global AutoMax entered into the HaSharon Founders’ Agreement with A.V.A. Reseller. Pursuant to the HaSharon Founders’ Agreement, the parties founded a joint company, AutoMax HaSharon, which until October 2022, engaged in operating marketing and sales centers for vehicles imported by AutoMax in the cities of Petah Tikva and Ra’anana. According to the HaSharon Founders’ Agreement, Global AutoMax was to hold a third of AutoMax Hasharon’s share capital, while A.V.A. held the remaining 2/3. The HaSharon Founders’ Agreement also stipulated that certain decisions would require a 100% majority of the directors.

The HaSharon Founders’ Agreement included customary provisions that limit the possibility of transferring shares in AutoMax HaSharon, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and forced sale (Bring Along).

On June 23, 2022, an agreement was signed between Global AutoMax, A.V.A. and AutoMax HaSharon. Pursuant to the agreement, Global AutoMax purchased from A.V.A shares that constitute a third of the issued share capital of AutoMax HaSharon, in addition to providing AutoMax HaSharon with an owner’s loan in accordance with the agreement established between the parties. Following the provision of the aforementioned owner’s loan, AutoMax HaSharon paid off an owner’s loan in the same amount provided to it by A.V.A. Simultaneously with the signing of the aforementioned agreement, an amendment to the HaSharon Founders’ Agreement was signed according to which Global AutoMax shall be entitled to appoint two directors to AutoMax HaSharon board of directors, and A.V.A. will be entitled to appoint one director. With the completion of the aforementioned agreement, Global AutoMax owns two thirds of the issued share capital of AutoMax HaSharon, and the A.V.A. owns the remaining third, and two directors are appointed by Global AutoMax, and one director is appointed by A.V.A., to serve on the board of directors of AutoMax HaSharon.

In October 2022, in accordance with the agreement between Global AutoMax and the Reseller, Global AutoMax commenced operating the branch in Petah Tikva directly, while AutoMax HaSharon continues to operate the branch in Ra’anana. In the second quarter of 2024, AutoMax closed the Petah Tikva branch.

On February 4, 2025, Global AutoMax and the Reseller signed an agreement, according to which Global AutoMax purchased from the Reseller its holdings in AutoMax HaSharon, and the Reseller waived the return of the owner’s loan. Accordingly, HaSharon Founders’ Agreement was cancelled, and Global AutoMax holds 100% of the share capital of AutoMax HaSharon, and is entitled to appoint all of its board members.

Trade-In Activity in Israel

On March 13, 2022, Global AutoMax signed the Trade-In Agreement with the Partner. Pursuant to the Trade-In Agreement, Global AutoMax grants AutoMax Trade-In exclusivity in the purchase of trade-in vehicles, as purchased by Global AutoMax from its customers, according to pricing determined at Global AutoMax’s discretion, subject to fulfilment of certain quotas as agreed in the Trade-In Agreement.

Pursuant to the Trade-In Agreement, Global AutoMax owns approximately 80% of the issued and paid-up capital of AutoMax Trade-In, while the remaining 20% is held by the Partner. The Partner was given options, with a vesting schedule subject to the completion of milestones, as established in the Trade-In Agreement, which, assuming their full exercise, may increase the holdings of the Partner in AutoMax Trade-In up to 48% of its issued and paid-up capital.

Prior to the signing of the Trade-In Agreement, Global AutoMax entered into the a lease agreement. The lease period according to the lease agreement is from February 1, 2022 to August 6, 2023, and AutoMax Trade-In was given an option to extend it for another identical period (subject to the extension of the lease period of the main tenant). The lease agreement can be terminated with six months notice, upon request from the competent authorities. On July 24, 2023, AutoMax Trade-In exercised its option right and extended the lease for an additional 24 months, set to expire in August 2025.

During the second quarter of 2024, AutoMax terminated the lease agreement in respect to the lease in “Pi Glilot” complex, and its trade-in activity is being conducted within AutoMax’s existing branches.

Founders’ agreement in relation with the branches in Ashkelon and Ashdod

On July 19, 2022, Global AutoMax entered into a founders’ agreement with an authorized reseller, A.S Mobility Ltd., that operates AutoMax’s branch in Ashkelon pursuant to which Global AutoMax and the authorized reseller founded AutoMax HaShfela, which operates as a vehicle distribution and sales center in Ashdod and Ashkelon. Pursuant to the foregoing agreement, Global AutoMax owns half of the AutoMax HaShfela and the authorized reseller holds the other half. The board of directors of AutoMax HaShfela consists of four directors, two of which were appointed by the authorized reseller and two which were appointed by Global AutoMax.

The parties also entered into a distribution agreement, pursuant to which, AutoMax HaShfela became the authorized reseller of vehicles imported by Global AutoMax in the cities of Ashkelon and Ashdod, replacing the previously existing agreement between the parties.

Prior to the founders’ agreement, Global AutoMax entered into a lease agreement for a property of approximately 500 square meters in Ashdod, Israel, which was assigned to AutoMax HaShfela and serves as a branch of Global AutoMax in Ashdod. The lease period is from September 15, 2022 for a period of three years, with an option to extend the lease agreement for three additional periods of two years, each, in total up to September 19, 2031. The lease agreement in the name of Global AutoMax in Ashkelon was also assigned to AutoMax HaShfela.

During the second quarter of 2024, AutoMax closed the Ashkelon branch, while the Ashdod branch remains operational.

Import and Marketing of Buses in Israel

On June 19, 2022, AutoMax entered into the Dalhom AutoMax Ltd Founders’ Agreement with Dalhom. The purpose of Dalhom AutoMax is to serve as a direct importer of Temsa buses in Israel and market these. The Dalhom AutoMax Founders’ Agreement closed on November 20, 2022, following which each of AutoMax and Dalhom held 50% of Dalhom AutoMax. Pursuant to the Dalhom AutoMax Founders’ Agreement, upon the closing, AutoMax was required to lend AutoMax Dalhom an aggregate amount of NIS 10 million (approximately $2.7 million), to enable AutoMax Dalhom to fulfill its obligations toward Dalhom, as prescribed in the Dalhom AutoMax Founders’ Agreement, or the AutoMax Dalhom Loan. Under the foregoing agreement, the AutoMax Dalhom Loan was provided at the same interest rate (back-to-back), as the loan received by AutoMax from its financing sources, so long as it does not exceed the rate stipulated in the Dalhom AutoMax Founders’ Agreement. The AutoMax Dalhom Loan is to be repaid subject to the terms and rates defined in the agreement, and among others, will bear interest of up to 5.9% per annum, and shall be fully repaid within six years from the closing, or exchanged into shares of Dalhom AutoMax.

The Dalhom AutoMax Founders’ Agreement includes provisions commonly accepted in franchise agreements, including sales goals agreed between the parties, failure to comply with the terms set forth in the Dalhom AutoMax Founders’ Agreement will grant Temsa the right to terminate the agreement, should Dalhom AutoMax fail to be in compliance by the end of the cure period. Furthermore, Dalhom AutoMax will not import or market in Israel products that compete with those of Temsa, during the time of the agreement, without obtaining a written approval. In addition, Dalhom AutoMax entered into a service and warranty agreement with Temsa, for a period of 3 years, under which Dalhom AutoMax would provide maintenance and warranty services for buses manufacture by Temsa in Israel.

The Turkish Trade Ministry has announced a trade embargo between Turkey and Israel. This trade stoppage could have a short-term impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel, in particular for Dalhom’s operations. However, AutoMax does not anticipate a significant impact on the group’s business as it holds (in Israel) a stock of Temsa buses and has taken steps to find alternative ways to continue the regular supply of Temsa vehicles and buses to Israel.

Agreement for Direct Import of Electric Vehicles to Israel

On March 13, 2023, Dalhom AutoMax entered into an agreement with Al Damani, a UAE vehicle manufacturer, subject to which Dalhom AutoMax would distribute, sell, and promote the Al Damani electric vehicles in Israel. This agreement remains subject to Dalhom AutoMax obtaining all the regulatory approvals as required by the Ministry of Transportation to import vehicles into Israel, a condition that has not yet been met.

Import and Marketing of Vehicles Manufactured by JAC in Israel

In November 2024, AutoMax Direct Import finalized entering into agreements with JAC, a manufacturer of private and commercial vehicles, for the direct import, distribution and service of vehicles and spare parts manufactured by JAC in Israel, or the JAC Agreements. On December 27, 2024, AutoMax Direct Import received its first shipment of vehicles manufactured by JAC, following regulatory approvals for direct importation.

According to the JAC Agreements, AutoMax Direct Import serves as a direct importer of JAC brand in Israel, and the JAC will provide AutoMax Direct Import with vehicles and spare parts for the vehicles for marketing and sale in Israel, in accordance with annual business plans as agreed between the parties.

The agreement includes, among others, customary provisions regarding warranty for the vehicles by JAC, the supply of spare parts, the duty to notify about malfunctions (recall) and compliance with other requirements required by law.

AutoMax Direct Import will adapt its existing showrooms for the purpose of selling JAC vehicles in the standards agreed in the agreement.

The JAC Agreements are for a period of three years, subject to AutoMax Direct Import’s compliance with sales and service network expansion goals determined in the JAC Agreements, and will enter into force only when the appropriate European regulatory approvals are received for JAC vehicles. In addition, JAC is entitled to terminate the agreement upon the occurrence of certain events provided in the JAC Agreements, as is customary in such agreements, such as: (a) if AutoMax Direct Import substantially violates its obligations under the JAC Agreements or encounters special circumstances that give justifiable reasons for early termination (including AutoMax Direct Import’s failure to meet its sales goals, service network expansion goals or market share goals); (b) in the event of change of control in AutoMax Direct Import; and (c) in the event of bankruptcy, moratorium, receivership, liquidation, or any other similar circumstances.

On May 8, 2025, AutoMax received the preliminary approval of JAC to franchise trucks and heavy vehicles manufactured by JAC, by the Joint Company. On May 8, 2025, AutoMax and Automotive Equipment entered into the Automotive Equipment Founders’ Agreement, pursuant to which the main goal of the Joint Company will be the import and marketing in Israel of trucks and heavy vehicles manufactured by JAC. AutoMax will own 40% of the issued and outstanding share capital of the Joint Company, and Automative Equipment will hold 60%. The Automotive Equipment Founders’ Agreement will only become effective upon receipt of all required approvals, including, as necessary, the Israel Competition Authority, the final grant of franchise by JAC to the Joint Company (as noted, a preliminary approval was already received), and a grant of import license for JAC vehicles to the Joint Company. The board composition of the Joint Company will include up to five members, whereas each 20% shareholder may appoint one member, and the chairman of the board will be a member appointed by Automative Equipment as long as it holds 50% of the issued and outstanding share capital of the Joint Company.

Automative Equipment will provide funding to the Joint Company for the first four years of its operations, via interest-carrying loans, or as a guarantor to bank loans. In return, a floating lien will be placed on all assets of the Joint Company. From the fifth year of operations, the shareholders will provide funding as needed, based on their pro-rated equity holding in the Joint Company. Both parties will cover the operating deficit of the Joint Company based on their pro-rated equity holding in the Joint Company; however, AutoMax will not be required to cover more than NIS 400,000.

Three years after the effectiveness of the Automotive Equipment Founders’ Agreement, Automative Equipment will have the option to purchase shares from AutoMax, such that AutoMax’s holdings in the Joint Company will be reduced to 24%, subject to payment of the exercise price, reflecting a Joint Company fully diluted valuation of NIS 5 million, or the Exercise Price. Within five years from the effectiveness of the Automotive Equipment Founders’ Agreement, the initial Exercise Price will be adjusted as further agreed by AutoMax and Automotive Equipment.

Three years after the effectiveness of the Automotive Equipment Founders’ Agreement, AutoMax will have the option to sell to Automotive Equipment its shares for the Exercise Price, such that AutoMax’s holdings in the Joint Company will be reduced to 24%.

Decisions on material matters such as transactions with interested parties, change of field of activity, liquidation or merger, public offering and sale of material assets, or amendments of the Joint Company articles of association that may impair any of AutoMax’s rights, shall require the approval of the director on behalf of AutoMax if the decision is brought for the Joint Company’s board of directors, or the consent of AutoMax through its vote as a shareholder at the general meeting, if such decision is brought to a vote at the general meeting of the shareholders of the Joint Company.

For the three-year period from the effectiveness of the Automotive Equipment Founders’ Agreement, no share transfers in the Joint Company will be allowed, and after such period, the transfer will be subject to a right of first refusal and tag-along right of the other shareholder in the Joint Company.

As of the date of this proxy statement/prospectus, the Joint Company has not been established and all of the approvals necessary for the effectiveness of the Automotive Equipment Founders’ Agreement have not been received.

Market Maker Agreement

On October 19, 2023, AutoMax entered into a market maker agreement with I.B.I Investment House Ltd., or IBI, pursuant to which IBI will serve as a market maker for AutoMax’s ordinary shares, effective October 22, 2023, subject to the Securities Laws. The agreement will be effective for a period of 12 months, following which it will be automatically renewed for an additional 12 months, unless terminated by one of the parties. The agreement is expected to terminate on April 30, 2025, with the entry into force of the Tel Aviv Stock Exchange’s 2025 Market Making Reform 2025 in May 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As previously disclosed, on April 10, 2024, SciSparc Ltd., or the Parent Company or SciSparc entered into an Agreement and Plan of Merger with AutoMax Motors Ltd., an Israeli company traded on the TASE and the leading parallel importer and distributor of vehicles in Israel, or AutoMax, and SciSparc Merger Sub Ltd., an Israeli limited company and wholly owned subsidiary of SciSparc, or the Merger Agreement. On August 14, 2024, November 26, 2024, March 27, 2025, and on May 8, 2025, the parties entered into addendums to the Merger Agreement, or the Merger Agreement Addendums. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement and the Merger Agreement Addendums, SciSparc Merger Sub Ltd. will be merged with and into AutoMax, with AutoMax surviving the merger as a wholly-owned subsidiary of the Parent Company, or the Merger.

The unaudited pro forma condensed combined statement of financial position is based on the individual historical balance sheet of the Parent Company and AutoMax, prepared in accordance with IFRS as of December 31, 2024, and has been prepared to reflect the effect of the acquisition as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2024, gives effect to the acquisition as if it had been completed January 1, 2024, the beginning of the Parent Company’s fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the acquisition; 2) factually supportable; and 3) with respect to the statement of comprehensive loss, expected to have a continuing impact on the combined results. The unaudited pro forma financial statements were prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the Parent Company’s historical audited financial statements for the year ended December 31, 2024 and the historical audited financial statements of AutoMax.

The amounts in the historical financial statements of AutoMax are presented in NIS and in the Unaudited Pro Forma Condensed Combined Statement of Financial Position, the amounts are presented in USD, translated using a rate of NIS 3.647 to USD 1.00, the last exchange rate published by the Bank of Israel on December 31, 2024, the last day of the reporting period, as determined according to accepted accounting practices.

The amounts in the historical financial statements of AutoMax are presented in NIS and in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, the amounts are presented in USD, translated using a rate of NIS 3.699 to USD 1.00, the average exchange rate during the reporting period as published by the Bank of Israel, as determined according to accepted accounting practices

Estimated consideration of approximately $3.25 million is based on the Parent Company’s 30 day average closing share price of $0.308 between April 11, 2025, and May 23, 2025. The value of purchase price consideration will change based on fluctuations in the share price of the Parent Company’s ordinary shares and the number of ordinary shares of the Parent Company’s outstanding share capital on the closing date.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The unaudited pro forma combined condensed financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the transaction described above been consummated at the dates indicated, nor are they necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments		Pro Forma
Assets
Current Assets:
Cash	$1,540	$407	$(390)	4(b)	$1,557
Restricted deposit	20	-	-		20
Short-term deposit	-	-	-		-
Trade receivables	10	7,920	-		7,930
Bridge loan to related party	4,224		(4,224)	4(e)	-
Investment in short-term financial asset	517				517
Receivables and debit balances	-	18,260	-		18,260
Receivable current taxes	-	7	-		7
Other accounts receivable	1,079	-	-		1,079
Inventory	113	57,526	-		57,639
Indemnity asset	-	274	-		274

Total Current Assets	7,503	84,394	(4,614)		87,283

Non-current assets:
Long term bank deposits	-	341	-		341
Intangible asset, net	1,479	4,511	-		5,990
Investments in company accounted for at equity	952	-	-		952
Right-of-use assets, net	-	4,237	-		4,237
Investment in companies handled according to the book value method	-	3,148	-		3,148
Payment for credit balance	-	1,416	-		1,416
Long term prepaid expenses	-	160	-		160
Investments in financial assets	354	47	(252)	4(f)	149
Property and equipment, net	59	1,799	-		1,858
Deferred taxes	-	-	-		-

Total Non-current Assets	2,844	15,659	(252)		18,251

Total Assets	$10,347	100,053	(4,866)		105,534

Liabilities
Current liabilities:
Short term loan and current portion of long-term loans	$-	$49,543	$-		$49,543
Liability for bonds	-	3,940	-		3,940
Related parties	-	4,276	(4,276)	4(e)	-
Trade payables	816	13,240			14,056
Other accounts payable	205	7,964	-		8,169
Payable current taxes	-	324	-		324
Warrants	341	-	-		341
Lease liability	37	-	-		37

Total Current liabilities	1,399	79,287	(4,276)		76,410

Non-current liabilities:
Lease liability	9	3,269	-		3,278
Long term loans	-	3,082	-		3,082
Loans from non-controlling shareholders	-	284	-		284
Tax liability	-	174	-		174
Liability for bonds	-	5,578	-		5,578
Employees	-	16	-		16

Total Current liabilities	9	12,403	-		12,412

Total Liabilities	$1,408	91,690	(4,276)		88,822

Shareholders’ Equity:
Share capital and premium	$70,886	$22,937	$2,633	4(a)	$96,456
Reserve from share-based payment transactions	5,746	5,521	(5,521)	4(a)	5,746
Warrants	5,190	506	(506)	4(a)	5,190
Foreign currency translation reserve	497	(66)	-		431
Transactions with non-controlling interests	810	-	-		810
Accumulated deficit	(74,975)	(19,834)	2,804		(92,005)
	8,154	9,064	(590)		16,628
Non-controlling interests	785	(701)	-		84

Total Shareholders’ Equity:	8,939	8,363	(590)		17,712

Total Liabilities and Shareholders’ Equity	10,347	100,053	(4,866)		105,534

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments		Pro Forma
Revenues	$1,306	$107,643	$-		$108,949

Cost of goods sold	(800)	(93,830)	-		(94,630)

Gross profit	506	13,813			14,319

Research and development expenses	1,707	-	-		1,707
Sales and marketing	1,515	5,845	-		7,360
General and administrative expenses	4,526	4,793	2,058	4(d)	11,377
Impairment of intangible asset	1,344	-	-		1,344
Granting options to employees	-	33	-		33
Other incomes	(1,270)	(1,358)	-		(2,628)

Operating loss (profit)	7,316	(4,500)	2,058		4,874

SciSparc’s share of losses of company accounted for at equity, net	429	573	-		1,002
Other income	-	-	(5,119)	4(c)	(5,119)
Finance income	(612)	(818)	5		(1,425)
Finance expenses	353	4,716	252	4(f)	5,321

Loss (profit) before income taxes	7,486	(29)	(2,804)		4,653
Taxes on income	(14)	1,409	-		1,395

Total comprehensive loss (profit)	7,472	1,380	(2,804)		6,048

Equity holders of SciSparc	6,284	1,000	(2,804)		4,480
Non-controlling interests	1,188	380	-		1,568

Total comprehensive loss (profit)	7,472	1,380	(2,804)		6,048

Weighted average outstanding shares (basic and diluted)	5,824,972	103,691,969			11,095,184

Basic and diluted loss (profit) per ordinary share attributable to equity holders of SciSparc	1.28	0.01		5	0.54

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2024, was derived from the audited consolidated financial statements filed herein, and from the unaudited historical financial information of AutoMax for the same period, and has been prepared as if the Merger had occurred on January 1, 2024. The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Merger in accordance with IFRS.

The Parent Company has accounted for the Merger under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of IFRS 3 (“Business Combinations”). The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with IFRS 3. The purchase price allocation will be finalized as the Parent Company receives additional information relevant to the acquisition, including the final valuation and reconciliation of the assets purchased, including tangible and intangible assets, liabilities assumed. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

SciSparc has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	SciSparc’s existing shareholders will have the greater voting interest in the combined entity;

●	SciSparc’s directors will represent the majority of the board of directors of the combined company following the consummation of the Merger; and

●	SciSparc’s senior management will be the senior management of the combined company following the consummation of the Merger.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024, assumes that the Merger occurred on December 31, 2024. The unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2024, presents pro forma effect to the Merger as if it had been completed on January 1, 2024.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s audited consolidated statement of financial position as of December 31, 2024, and the related notes, filed herein; and

●	AutoMax’s audited consolidated financial information as of December 31, 2024, and the related notes, filed herein.

The audited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2024, have been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s audited consolidated statement of comprehensive loss for the year ended December 31, 2024, and the related notes, filed herein; and

●	AutoMax’s audited consolidated statement of comprehensive loss for the year ended December 31, 2024, and the related notes, filed herein.

Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that SciSparc believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. SciSparc believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction, or Transaction Accounting Adjustments, and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, or Management’s Adjustments. SciSparc has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company following consummation of the Merger filed consolidated income tax returns during the periods presented.

All pro forma pre-tax adjustments have been considered and no tax adjustment was recorded for the income tax expense impact of the transaction adjustments, either due to the ability to deduct such adjustments for tax purposes or the presence of significant net operating losses with a valuation allowance, which effectively offset such expenses.

The income tax expense impact of the transaction adjustments will be determined by applying the expected tax treatment of the individual elements of the transaction adjustments in the jurisdictions where they are anticipated to be incurred, using the estimated statutory tax rate applicable in those jurisdictions. These tax adjustments may change based on the final determination of the tax treatment of the individual items and the statutory tax rates in the relevant jurisdictions, as well as any legislative changes occurring prior to the completion of the transaction.

Note 3 - Estimated purchase price consideration

On April 10, 2024, SciSparc entered into the Merger Agreement, as amended, by and among SciSparc, SciSparc Merger Sub Ltd. and AutoMax, pursuant to which AutoMax agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable Parent Company ordinary shares and pre-funded warrants, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such AutoMax ordinary share and up to 47.49% of SciSparc ordinary shares immediately after to the effective time (as defined in the Merger Agreement).

Estimated consideration of approximately $3.25 million is based on the Parent Company’s 30 day average closing share price of $0.308 between April 11, 2025, and May 23, 2025. The value of the purchase price consideration will change based on fluctuations in the share price of SciSparc’s ordinary shares and the number of ordinary shares of SciSparc outstanding on the closing date.

The following is a summary of the components of the estimated consideration (in thousands except per-share information and the exchange ratio) if the acquisition of AutoMax had occurred on December 31, 2024:

Estimated Parent Company’s ordinary shares outstanding*	11,238,949
Exchange ratio	0.108140706
Total Parent Company’s ordinary shares to be issued(1)	11,234,454
Parent Company’s share price**	$0.304
Total estimated consideration to be paid	$3,244,609

*	Represents SciSparc’s outstanding shares as of May 23, 2025, including pre-funded warrants to exercise up to 13,198 ordinary shares.

**	Represents the SciSparc’s 30-day average closing share price between April 11, 2025, and May 23, 2025

(1)	Pre-funded warrants to be issued in connection with the Merger are considered ordinary shares since SciSparc cannot currently calculate the amount of pre-funded warrants to be issued in lieu of ordinary shares.

The estimated consideration of the purchase price will depend on the market price of SciSparc’s ordinary shares when the acquisition is consummated. SciSparc believes that a 72% fluctuation in the market price of its ordinary shares is reasonably possible based on historical volatility, and the potential effect on estimated consideration would be:

	Parent Company’s share price	Estimated consideration
As presented	$0.304	$3,245
72% increase	$0.523	$5,581
72% decrease	$0.085	$908

Note 4 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Merger, that have been made in the accompanying unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2024, giving effect to the Merger as if it had been consummated at the beginning of the period presented, and in the accompanying unaudited pro forma condensed combined financial position as of December 31, 2024, giving effect of the Merger as if it had occurred on December 31, 2024, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	Represents the residual amount that is received, after all adjustments in the pro forma condensed combined statement of financial position are calculated, which include the following: (i) an offset of $390 thousand from remaining cash balance; (ii) an offset of $4,224 thousand from a bridge loan to a related party; (iii) an offset of $252 thousand from investments in financial assets; (iv) an offset of $4,276 thousand in related party liabilities; (v) an offset of $5,521 thousand in reserve from share-based payment transactions; (vi) an offset of $506 thousand in warrant reserve; and (vii) an addition of $2,804 thousand in accumulated deficit.

(b)	Represents additional Merger transaction costs in the amount of $390 thousand.

(c)	Represents the income statement impact of the difference between the estimated consideration to be paid ($3,245 thousand) as described in note 3 - Estimated purchase price consideration, as if the acquisition of AutoMax was consummated on December 31, 2024, and the total equity, net, of AutoMax ($8,363 thousand).

(d)

Represents (i) a bonus payable to a consultant upon closing of the Merger in the amount of $1,153 thousand, (ii) bonuses payable to directors and officers upon closing of the Merger in the amount of $515 thousand, and (iii) the estimated transaction costs of approximately $390 thousand incurred by SciSparc in consummating the purchase of AutoMax. The expenses were recognized as general and administrative expenses as this is the amount attributed to legal advisors SciSparc consulted with for the consummation of the purchase.

(e)

Represents the cancellation of a short-term loan granted by SciSparc to AutoMax that as of December 31, 2024, amounted to $4,224 thousand (accounted as $4,276 thousand in the financial statements of AutoMax).

(f)	Represents the cancellation of investment of SciSparc in the shares of AutoMax, as of December 31, 2024, amounted to $252 thousand.

Note 5 - Basic and diluted profit per share

Net loss per share calculated using the historical weighted average shares outstanding after taking into account the issuance of additional SciSparc ordinary shares in connection with the Merger, assuming such shares were outstanding since January 1, 2024. As the transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the transactions have been outstanding for the entire periods presented.

For the year ended December 31, 2024
(U.S. dollars in thousands)

	SciSparc Ltd.	AutoMax Motors Ltd.	Transaction Accounting Adjustments	Pro Forma
Pro forma net loss (in thousands)	7,472	1,380	(2,804)	6,048
Weighted average outstanding shares (basic and diluted)	5,824,972	103,691,969		11,095,184
Basic and diluted loss per ordinary share attributable to equity holders of SciSparc	1.28	0.01		0.55

Description of SHARE Capital

The following description of SciSparc’s share capital and provisions of its current Amended and Restated Articles of Association are summaries and do not purport to be complete.

Registration number and purposes of the Company

SciSparc’s registration number with the Israeli Registrar of Companies is 51-358165-2. SciSparc’s purpose as set forth in its Amended and Restated Articles of Association is to engage in any lawful activity.

Type and class of securities

SciSparc’s authorized share capital consists of 75,000,000 ordinary shares, of no par value, or the ordinary shares. All of its outstanding ordinary shares have been validly issued, are fully paid and non-assessable.

Preemptive rights

SciSparc’s ordinary shares are not redeemable and are not subject to any preemptive right.

Transfer of shares

SciSparc’s fully paid ordinary shares are issued in registered form and may be freely transferred under its Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of its ordinary shares by non-residents of Israel is not restricted in any way by its Amended and Restated Articles of Association or the laws of the State of Israel, except for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

Liability to further capital calls

SciSparc’s board of directors may make, from time to time, such calls as it may deem fit upon shareholders with respect to any sum unpaid with respect to shares held by such shareholders which is not payable at a fixed time. Such shareholder has to pay the amount of every call so made upon him or her.

Election of directors

Under SciSparc’s Amended and Restated Articles of Association, its board of directors must consist of at least three (3) and not more than eight (8) directors, including, if applicable, two external directors appointed as required under the Companies Law. Other than SciSparc’s external directors (if any), its directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the entire board of directors. At each annual general meeting of the SciSparc shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office only one class of directors will expire. Each director, holds office until the annual general meeting of the SciSparc shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of the SciSparc shareholders at a general meeting of its shareholders in accordance with SciSparc’s Amended and Restated Articles of Association.

Further, SciSparc shareholders approved an approval mechanism similar to a mechanism that exists in the Delaware Generate Corporate Law, which requires an affirmative vote of the board of directors (by 75% of the members) in addition to the approval of its shareholders in order to amend such provisions.

In addition, if a director’s office becomes vacant, the remaining serving directors may continue to act in any manner, provided that the number of the serving directors shall not be less than three (3). If the number of serving Directors is lower than their minimal one, the board of directors shall not be permitted to act, other than for the purpose of convening a general meeting of the Company’s shareholders for the purpose of appointing additional Directors. For further information on the election and removal of directors see “Directors, Senior Management and Employees—Board Practices”.

Contested election

Under the Amended and Restated Articles of Association, in the event of a contested election, the board of directors in its discretion, will set the method of calculation of the votes and the manner in which the resolutions will be presented to the SciSparc shareholders at the general meeting. In the event that the board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Dividend and liquidation rights

SciSparc may declare a dividend to be paid to the holders of SciSparc ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s Articles provide otherwise. The Amended and Restated Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to its then last reviewed or audited consolidated financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or SciSparc may distribute dividends that do not meet such criteria only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that it notifies its creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then it may proceed with the repurchase without obtaining court approval. In each case, SciSparc is only permitted to distribute a dividend if its board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due.

In the event of SciSparc’s liquidation, after satisfaction of liabilities to creditors, its assets will be distributed to the holders of SciSparc ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on SciSparc’s ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel.

Shareholder meetings

Under the Companies Law, SciSparc is required to hold an annual general meeting of its shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in the Amended and Restated Articles of Association as special general meetings. SciSparc’s board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that the board of directors is required to convene a special meeting upon the written request of (i) any two of its directors or one-quarter of the members of the board of directors or (ii) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of its outstanding issued shares and 1% or more of SciSparc’s outstanding voting power or (b) 10% or more of its outstanding voting power.

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of the shareholders:

●	amendments to SciSparc’s Amended and Restated Articles of Association;

●	appointment or termination of its auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of its authorized share capital;

●	mergers; and

●	the exercise of its board of directors’ powers by a general meeting, if its board of directors is unable to exercise its powers and the exercise of any of its powers is required for its proper management.

Under SciSparc’s Amended and Restated Articles of Association, it is not required to give notice to its registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting.

Voting rights

Voting rights

All SciSparc’s ordinary shares have identical voting and other rights in all respects.

Quorum requirements

Pursuant to SciSparc’s Amended and Restated Articles of Association, holders of SciSparc’s ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for its general meetings of shareholders consists of at least two shareholders, present in person or by proxy, holding at least fifteen percent (15%) of the voting rights of the Company. A meeting adjourned for lack of a quorum will be adjourned for one day at the same time and place, or to such other day, time or place if such is stated in the notice of the meeting. At the reconvened meeting, if a quorum is not present within half an hour, any number of shareholders present in person or by proxy will constitute a lawful quorum.

Vote requirements

SciSparc’s Amended and Restated Articles of Association provide that all resolutions of its shareholders require a simple majority vote, unless otherwise required by the Companies Law or by its Amended and Restated Articles of Association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described under “Approval of Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder” of this prospectus. Certain transactions with respect to remuneration of the SciSparc office holders and directors require further approvals described under “Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder” of this prospectus. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of the majority of the shareholders voting their shares, other than abstainees, holding at least 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Articles amendment

In order to amend the Articles, in addition and prior to the approval of a general meeting of shareholders, the approval of the board of directors with the affirmative vote of at least three-quarters (3/4) of the directors then in office and entitled to vote thereon is required in order to approve any amendment to the Articles.

Access to corporate records

Under the Companies Law, shareholders are provided access to minutes of SciSparc’s general meetings, its shareholder register and principal shareholder register, its Amended and Restated Articles of Association, its financial statements and any document that SciSparc is required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. SciSparc may deny this request if it believes it has not been made in good faith or if such denial is necessary to protect its interest or protect a trade secret or patent.

Modification of class rights

Under the Companies Law and the Amended and Restated Articles of Association, the rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in SciSparc’s Amended and Restated Articles of Association.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Alternatively, such an acquisition may be approved pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of 25% or more, or 45% or more of the company’s voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholder, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Approval of Related Party Transactions under Israeli law—Disclosure of Personal Interests of a Controlling Shareholder” of this prospectus).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Special Majority Board Approvals

Under the SciSparc Amended and Restated Articles of Association, at least three-quarters (3/4) of its serving directors are required to vote in favor of certain transactions which may have a significant effect on its structure, assets or business, including mergers acquisitions, consolidations and issuance of equity securities or debt securities convertible into equity in each case that would reasonably be expected to result in change of beneficial ownership of above than fifteen percent (15%) in SciSparc, material changes to SciSparc’s principal business and any resolution to transfer SciSparc’s headquarters outside of Israel.

Approval of business combinations

SciSparc’s Amended and Restated Articles of Association restrict certain business transactions with any shareholder and/or its affiliates and/or investors for a period of three years following (i) with respect to any shareholder of the Company holding fifteen percent (15%) or more of the voting power of the ordinary shares as of September 15, 2022, the effective date of the Amended and Restated Articles of Association, and (ii) with respect to all SciSparc shareholders, each time as such shareholder and/or any of its affiliates and/or investors become(s) (other than due to a buyback, redemption or cancellation of shares by SciSparc) the holder(s) (beneficially or of record) of fifteen percent (15%) or more of the issued and outstanding voting power of the ordinary shares. The restricted business transactions include mergers, consolidations and dispositions of assets with an aggregate market value equal to 10% or more of SciSparc’s assets or outstanding shares.

Borrowing powers

Pursuant to the Companies Law and SciSparc’s Amended and Restated Articles of Association, its board of directors may exercise all powers and take all actions that are not required under law or under its Amended and Restated Articles of Association to be exercised or taken by a certain organ of SciSparc, including the power to borrow money for company purposes.

Changes in capital

SciSparc’s Amended and Restated Articles of Association enable it to increase or reduce its share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by SciSparc’s shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both its board of directors and an Israeli court.

Forum for adjudication of disputes

According to the Amended and Restated Articles of Association, the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. The competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of SciSparc, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SciSparc to SciSparc or SciSparc’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law 5728-1968. SciSparc retains the ability to consent to an alternative forum in circumstances where SciSparc determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the federal district courts or State of Israel, as applicable.

Transfer agent and registrar

SciSparc’s transfer agent and registrar is Vstock Transfer LLC, or Vstock. Vstock’s address is 18 Lafayette Place, Woodmere, New York 11598 and its telephone number is (212) 828-8436.

COMPARISON OF SHAREHOLDER RIGHTS

Both SciSparc and AutoMax are incorporated under the laws of Israel and, accordingly, the rights of the shareholders of each are currently, and will continue to be, governed by Israeli law. If the Merger is completed, AutoMax shareholders will become SciSparc shareholders, and their rights will be governed by Israeli law and the Amended and Restated Articles of Association.

The table below summarizes the material differences between the current rights of AutoMax shareholders under AutoMax’s current articles of association and the rights of SciSparc’s shareholders, post-Merger, under SciSparc’s Amended and Restated Articles of Association, as in effect immediately following the Merger.

Although SciSparc and AutoMax believe that the summary tables cover the material differences between the rights of their respective shareholders prior to the Merger and the rights of SciSparc shareholders following the Merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of SciSparc shareholders and AutoMax shareholders and are qualified in their entirety by reference to Israeli law and the various documents of SciSparc and AutoMax that are referred to in the summaries. You should carefully read this entire this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being an SciSparc shareholder and a AutoMax shareholder before the Merger and being an SciSparc shareholder after the Merger. SciSparc has filed copies of its current Amended and Restated Articles of Association with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. AutoMax will also send copies of its documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Provision	AutoMax (Pre-Merger)	SciSparc (Post-Merger)
Authorized Share Capital	The authorized share capital of AutoMax consists of 400,000,000 ordinary shares, par value of NIS 0.05 per share.	The authorized share capital of SciSparc consists of 75,000,000 ordinary shares, no par value.
Number of Directors	Under the AutoMax articles of association, the number of directors shall be no less than three (3) and not more than ten (10), including external directors, as may be amended from time to time by resolution of general meeting.	Under the SciSparc Amended and Restated Articles of Association, the number of directors is not less than three (3) nor more than eight (8), including the external directors (if any were elected) as may be amended from time to time by resolution of the board of directors.
Shareholder Nominations and Proposals	Under the Companies Law, any shareholder(s) holding at least 1% of the voting rights of the company may request that the board of directors (i) include a matter on the agenda of a general meeting, provided that the board of directors determines that the matter is appropriate to be considered at a general meeting or (ii) include on the agenda of a general meeting a nomination of a person to be proposed for election as a director.	Any shareholder(s) holding at least the required percentage under the Companies Law of the voting rights of the company may request, subject to the Companies Law and the conditions set forth in the Amended and Restated Articles of Association, that the board of directors (i) include a matter on the agenda of a general meeting, provided that the board of directors determines that the matter is appropriate to be considered at a general meeting or (ii) include on the agenda of a general meeting a nomination of a person to be proposed for election as a director.
Classified Board of Directors	No equivalent provision.	The Amended and Restated Articles of Association provide that the directors (excluding the external directors if any were elected), are classified, with respect to the term for which they each severally hold office, into three classes, such that following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

Removal of Directors and Vacancies

Directors are appointed and removed by a resolution adopted at a general meeting or special meeting. In addition, the general meeting will have the right, from time to time: A. To dismiss any board member, provided that the director can reasonably present their position before the general assembly; and B. appoint additional director or a replacement for a director whose position was vacated for any reason.

The board of directors may appoint a director to fill a vacancy or as an addition to the board of directors. Such appointment will be valid until the next annual meeting or until the director ceases to serve in their position in accordance with the provisions of the articles of association or any applicable law, whichever occurs first.

Directors, at the exception of external directors, may appoint themselves a replacement (an “alternate director”). Any such appointment will be effective from the date stated in the appointment notice but not before the notice is sent to the company.

The board of directors (and, if so determined by the board of directors the general meeting) may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number of directors set forth in the articles).

The SciSparc shareholders may, by vote of at least 65% of the total voting power of the SciSparc shareholders, remove any director (other than external director, if any were elected) from office.

Special Meeting of the Shareholders	Pursuant to the Companies Law and the AutoMax articles of association, the board of directors may whenever it deems fit convene an extraordinary general meeting, and, as provided in the Companies Law, it shall be obliged to do so upon the written request of (i) any two or more of its directors, (ii) one-quarter or more of the serving shareholders of its board of directors or (iii) one or more shareholders holding, in the aggregate, either 5% or more of AutoMax’s outstanding voting power.	The SciSparc board of directors may, at its discretion, convene a special general meeting at such time and place, within or outside of the State of Israel, as may be determined by the board of directors.
Quorum for General Meeting	Two or more shareholders present in person or by proxy, holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the AutoMax, unless otherwise mandated by any applicable law.	Such number of shareholders present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of SciSparc, provided, however, that if (i) such general meeting was initiated by and convened pursuant to a resolution adopted by the SciSparc board of directors and (ii) at the time of such general meeting is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum shall be shareholders present in person or by proxy and holding shares conferring in the aggregate at least fifteen percent (15%) of the voting power of SciSparc.
Voting Shares	Each shareholder present in person, by proxy, or through a written ballot is entitled to one vote for each share held by the shareholder of record, on every resolution.	Each shareholder is entitled to one vote for each share held by the shareholder of record, on every resolution.
Shareholder Action by Written Consent	Under the Companies Law, shareholders are not permitted to take action via written consent in lieu of a meeting.	Under the Companies Law, shareholders are not permitted to take action via written consent in lieu of a meeting.
Notice of Shareholder Meeting	According to AutoMax articles of association, a shareholders meeting requires prior notice provided in accordance with the Companies Laws.	SciSparc is not required to give notice of a general meeting, subject to any mandatory provision of the Companies Law.

Conversion Rights and Protective Provisions	No equivalent provision in the AutoMax articles of association.	Without derogating from any other approvals required by the applicable law, the following actions shall require the affirmative consent of at least three-quarters (3/4) of the directors then in office and entitled to vote thereon: (i) Any resolution to enter a merger, consolidation, acquisition, amalgamation, business combination, issue equity securities or debt securities convertible into equity or other similar transaction. (ii) Any resolution to sell directly or indirectly, assign, convey, transfer, lease or otherwise dispose, in one or series of related transactions, of all or substantially all of the assets of SciSparc and its subsidiaries, taken as a whole, to any person. (iii) Any resolution to affect any material change to the principal business of SciSparc, or otherwise materially change the SciSparc strategy and/or policies with respect to its main lines of business. (iv) Any resolution to transfer the headquarters of SciSparc outside of Israel.
Forum Selection	No equivalent provision.	The Amended and Restated Articles of Association provide that unless SciSparc consents in writing to the selection of an alternative forum, (a) the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; and (b), the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of SciSparc, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of SciSparc to SciSparc or its shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

Indemnification

The articles of association provide that AutoMax may, subject and pursuant to the provisions of the Companies Law or any other additionally applicable law, indemnify retroactively and in advance, a director or officer of the company for certain liabilities and expenses incurred by him or her arising from or as a result of any act (or omission) carried out by him or her as a director or officer of the company and which is indemnifiable pursuant to applicable law, to the extent permitted by law. The Companies Law provides that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum amounts as approved by the board of directors.

Under the Companies Law, indemnification of directors and officers must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders).

The Amended and Restated Articles of Association provide that SciSparc may, subject and pursuant to the provisions of the Companies Law or any other additionally applicable law, indemnify, retroactively and in advance, a director or officer of the company for certain liabilities and expenses incurred by him or her arising from or as a result of any act (or omission) carried out by him or her as a director or officer of SciSparc and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law. The Companies Law provides that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum amounts.

Under the Companies Law, indemnification of directors and officers must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders).

Dividends Declaration and Payment of Dividends	The board of directors may, from time to time, declare, and cause, AutoMax to pay dividends as permitted by the Companies Law. The board of directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto, and subject to any preferential rights held by shareholders of a particular class, if applicable, and the provisions of these regulations concerning a reserved fund, dividends will be distributed and paid to the shareholders recorded in the shareholders’ register on the designated “X” day set for determining the distribution of dividends. Dividend shall not be paid on shares that were not paid in full.

The board of directors may, from time to time, declare, and cause SciSparc to pay dividends as permitted by the Companies Law. The board of directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

Any dividend paid by SciSparc shall be allocated among the shareholders entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding shares in respect of which such dividends are being paid.

PRINCIPAL SHAREHOLDERS OF SciSparc

The following table and related notes present information on the beneficial ownership of SciSparc ordinary shares as of May 23, 2025 by:

●	each shareholder known by SciSparc to beneficially own more than 5% of the outstanding shares of SciSparc;

●	each director and named executive officer of SciSparc; and

●	all of SciSparc’s directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. SciSparc ordinary shares that may be acquired by an individual or group within 60 days of May 23, 2025, pursuant to the exercise of options, warrants or restricted share units, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The percentage of ownership is based on 11,225,751 SciSparc ordinary shares outstanding as of May 23, 2025. SciSparc does not know of any arrangements, including any pledge by any person of securities of SciSparc.

Except as indicated in the footnotes to this table, SciSparc believes that the shareholders named in this table have sole voting and investment power with respect to all SciSparc ordinary shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise noted, the address of each director and current and former executive officer of SciSparc is 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel.

Holders of more than 5% of SciSparc’s ordinary shares	Number of Ordinary Shares Beneficially Owned(1)		Percent of Class(2)
Officers and Directors who are not 5% holders:
Itschak Shrem	101,536	(3)		*

Amitay Weiss	101,221	(4)		*

Oz Adler	101,256	(5)		*

Dr. Adi Zuloff-Shani	51,256	(6)		*

Amnon Ben Shay	30,211	(7)		*

Alon Dayan	30,211	(7)		*

Liat Sidi	30,211	(7)		*

Lior Vider	30,211	(7)		*

Moshe Revach	30,000	(8)		*

All directors and executive officers as a group (9 persons)	506,113		4.50%

*	Less than 1%.

(1)	Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 11,225,751 ordinary shares issued and outstanding as of May 23, 2025, plus ordinary shares relating to restricted share units, or RSUs, options and warrants currently exercisable or exercisable within 60 days of May 23, 2025, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes (i) 340 Ordinary Shares; (ii) 75,000 Ordinary Shares issued from vested RSUs; (iii) 25,000 RSUs vesting within 60 days; and (iv) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share, and an expiration date of January 3, 2028.

(4)	Includes (i) 25 Ordinary Shares; (ii) 75,000 Ordinary Shares issued from vested RSUs; (iii) 25,000 RSUs vesting within 60 days; and (iv) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share and an expiration date of January 3, 2028.

(5)	Includes (i) 75,000 Ordinary Shares issued from vested RSUs; (ii) 25,000 RSUs vesting within 60 days; (iii) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share; and (iv) options to purchase 60 Ordinary Shares at an exercise price of $5,460 per share. Mr. Adler’s options have an expiration date of January 3, 2028, to October 10, 2029, and a weighted average exercise price of $422.

(6)	Includes (i) 37,500 Ordinary Shares issued from vested RSUs; (ii) 12,500 RSUs vesting within 60 days; (iii) options to purchase 6 Ordinary Shares at an exercise price of NIS 77,241 (approximately $20,876) per share; (iv) options to purchase 54 Ordinary Shares at an exercise price of $5,640 per share; and (v) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share. Dr. Zuloff-Shani’s options have an expiration date of February 16, 2026 to October 10, 2029, and a weighted average exercise price of $207.

(7)	Includes (i) 22,500 Ordinary Shares issued from vested RSUs; (ii) 7,500 RSUs vesting within 60 days; and (iii) options to purchase 211 Ordinary Shares at an exercise price of $169 per share and an expiration date of January 3, 2028.

(8)	Includes (i) 22,500 Ordinary Shares issued from vested RSUs; (ii) 7,500 RSUs vesting within 60 days.

Changes in Percentage Ownership by Major Shareholders

To SciSparc’s knowledge, other than as disclosed in the table above and in its other filings with the SEC incorporated by reference, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

No major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of SciSparc ordinary shares.

Record Holders

As of May 23, 2025, there were 26 holders of record of SciSparc ordinary shares, 8 of which have a registered address in the United States.

These numbers are not representative of the number of beneficial holders of its shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

Change in Control Arrangements

SciSparc is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to SciSparc which would result in a change in control at a subsequent date.

PRINCIPAL SHAREHOLDERS OF AutoMax

The following table and related notes present information on the beneficial ownership of AutoMax ordinary shares as of May 23, 2025 by:

●	each shareholder known by AutoMax to beneficially own more than 5% of the outstanding shares of AutoMax;

●	each director and named executive officer of AutoMax; and

●	all of AutoMax’s directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. AutoMax’s ordinary shares that may be acquired by an individual or group within 60 days of May 23, 2025, pursuant to the exercise of options, warrants or restricted share units, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The percentage of ownership is based on 103,691,969 AutoMax ordinary shares outstanding as of May 23, 2025 (excluding dormant shares). AutoMax does not know of any arrangements, including any pledge by any person of securities of AutoMax.

Except as indicated in the footnotes to this table, AutoMax believes that the shareholders named in this table have sole voting and investment power with respect to all AutoMax ordinary shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise noted, the address of each director and current and former executive officer of AutoMax is 15 Harechavim St., Jerusalem, Israel.

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership	Percentage of Ordinary Shares Beneficially Owned (1)
5% and Greater Shareholders
Kool Car Rental Kft (2)	14,285,714	13.78%
Belporto Investments Ltd. (3)	7,209,614	6.95%
Eliyahu Baruch Ltd. (4)	7,209,614	6.95%
Emanuel Paz Puzailov (5)	14,449,228	13.93%

Directors and Executive Officers
Daniel Levy, Chief Executive Officer (6)	14,419,228	13.91%
Haim Levy, Procurement and Trade Officer	-	-
Gal Levy, Regulation and Branch Manager	-	-
Ynon Amit, Chief Business Officer (7)	14,419,228	13.91%
Amitay Weiss, Chairman	25,764	*
Eyal Baruch, Director (8)	7,209,614	6.95%
Tomer Levy, Vice President Business Development, Director	0	0%
All current executive officers and directors as a group (7 persons)	36,073,834	34.79%

*	Less than 1%.

(1)

The percentages shown are based on 103,691,969 ordinary shares issued and outstanding as of May 23, 2025 (excluding dormant shares), plus ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of May 23, 2025, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Represents 14,285,714 ordinary shares held by Kool Car Rental Kft, a company incorporated in the State of Hungary, controlled by Nikas Kostantinos.

(3)	Represents 7,209,614 ordinary shares held by Belporto Investments Ltd., a company incorporated in the State of Israel. Belporto Investments Ltd. is controlled by Ms. Esther Zochovitsky. The address for this entity is 8 Hamenofim St., Herzliya, Israel.

(4)	Represents 7,209,614 ordinary shares held by Eliyahu Baruch Ltd., a company incorporated in the State of Israel. Eliyahu Baruch Ltd., is controlled by Mr. Eyal Baruch, Ms. Michal Baruch Kind, Mr. Oded Baruch, and Ms. Sima Baruch Hakim. The address for this entity is 8 Hamenofim St., Herzliya, Israel.

(5)	Represents 14,449,228 ordinary shares held by Puzaylov Investments Ltd., a company incorporated in the State of Israel. Puzaylov Investments Ltd. is controlled by Emanuel Paz Puzailov, a former director of AutoMax. The address for these entities is 138 Yehuda St., Modi’in-Maccabim-Re’ut, Israel.

(6)	Includes 14,419,228 ordinary shares, held by Haim Levy – Trade In Ltd., a company incorporated in the State of Israel. Haim Levy – Trade In Ltd. is controlled by Daniel Levy. The address for this entity is 15 Harechavim St., Jerusalem, Israel.

(7)	Includes 14,419,228 ordinary shares, held by A. Ynon (2015) Ltd., a company incorporated in the State of Israel. A. Ynon (2015) Ltd. is controlled by Ynon Amit. The address for this entity is Moshe 15 Lerrer Ness Ziona, Israel.

(8)	Includes 7,209,614 ordinary shares held by Eliyahu Baruch Ltd., over which Mr. Baruch may be deemed to hold share voting and dispositive power.

PRINCIPAL SHAREHOLDERS OF Combined company

The following table and the related notes present information on the beneficial ownership of the combined company’s ordinary shares immediately after the consummation of the Merger, applying an estimated exchange ratio, which may be adjusted based on the amount of SciSparc net cash and changes in the capitalization of SciSparc or AutoMax prior to the closing of the Merger, and based on beneficial ownership as of May 23, 2025 by:

●	each shareholder expected by AutoMax and SciSparc to become the beneficial owner of more than 5% of the outstanding ordinary shares of the combined company;

●	each director and named executive officer of the combined company; and

●	all of the combined company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of the combined company ordinary shares that may be acquired by an individual or group within 60 days of May 23, 2025, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

The percentage ownership is based on ordinary shares of the combined company outstanding as of May 23, 2025, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither AutoMax nor SciSparc know of any arrangements, including any pledge by any person of securities of the combined company.

Immediately after the consummation of the Merger, based on the Exchange Ratio, AutoMax shareholders will own approximately 49.99% of the SciSparc ordinary shares with SciSparc shareholders holding approximately 50.01% of the SciSparc ordinary shares on a fully-diluted basis (subject to certain exceptions). The following table and the related notes assume that, at the effective time of the Merger, each share of AutoMax ordinary shares will convert into the right to receive an estimated 10,672,619 ordinary shares of SciSparc and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus. See “The Merger Agreement — Merger Consideration” for more information regarding the Exchange Ratio.

Except as indicated in footnotes to this table, AutoMax and SciSparc believe that the shareholders named in this table have sole voting and investment power with respect to all shares of ordinary shares of the combined company shown as beneficially owned by them, based on information provided to AutoMax and SciSparc by such shareholder.

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership(1)	Percentage of Ordinary Shares Beneficially Owned(2)
5% and Greater Shareholders
Daniel Levy.(3)	1,559,306	6.94%
Ynon Amit (4)	1,559,306	6.94%
Emanuel Paz Puzailov(5)	1,562,550	6.96%
Kool Car Rental Kft(6)	1,544,867	6.88%
Directors and Executive Officers
Amitay Weiss(7)	104,007	*
Oz Adler(8)	101,256	*
Dr. Adi Zuloff-Shani(9)	51,256	*
Amnon Ben Shay(10)	30,211	*
Liat Sidi(10)	30,211	*
Moshe Revach(11)	30,000	*
Tomer Levy	-	-
Yaarah Alfi	-	-
All current executive officers and directors as a group (persons)	346,941	1.54%

*	Less than 1%

(1)	Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,460,205 ordinary shares estimated to be issued and outstanding as of immediately after the effective time of the Merger, plus ordinary shares relating to restricted share units, or RSUs, options and warrants currently exercisable or exercisable within 60 days of May 23, 2025, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person..

(3)	Includes 1,559,306 ordinary shares, held by Haim Levy – Trade In Ltd., a company incorporated in the State of Israel. Haim Levy – Trade In Ltd. is controlled by Daniel Levy. The address for this entity is 15 Harechavim St., Jerusalem, Israel.

(4)	Includes 1,559,306 ordinary shares, held by A. Ynon (2015) Ltd., a company incorporated in the State of Israel. A. Ynon (2015) Ltd. is controlled by Ynon Amit. The address for this entity is Moshe 15 Lerrer Ness Ziona, Israel.

(5)	Represents 1,562,550 ordinary shares held by Puzaylov Investments Ltd., a company incorporated in the State of Israel. Puzaylov Investments Ltd. is controlled by Emanuel Paz Puzailov, a former director of AutoMax. The address for these entities is 138 Yehuda St., Modi’in-Maccabim-Re’ut, Israel.

(6)	Represents 1,544,867 ordinary shares held by Kool Car Rental Kft, a company incorporated in the State of Hungary, controlled by Nikas Kostantinos.

(7)	Includes (i) 2,811 ordinary shares; (ii) 75,000 Ordinary Shares issued from vested RSUs; (iii) 25,000 RSUs vesting within 60 days; and (iv) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share and an expiration date of January 3, 2028.

(8)	Includes (i) 75,000 Ordinary Shares issued from vested RSUs; (ii) 25,000 RSUs vesting within 60 days; (iii) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share; and (iv) options to purchase 60 Ordinary Shares at an exercise price of $5,460 per share. Mr. Adler’s options have an expiration date of January 3, 2028, to October 10, 2029, and a weighted average exercise price of $422.

(9)	Includes (i) 37,500 Ordinary Shares issued from vested RSUs; (ii) 12,500 RSUs vesting within 60 days; (iii) options to purchase 6 Ordinary Shares at an exercise price of NIS 77,241 (approximately $20,876) per share; (iv) options to purchase 54 Ordinary Shares at an exercise price of $5,640 per share; and (v) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share. Dr. Zuloff-Shani’s options have an expiration date of February 16, 2026 to October 10, 2029, and a weighted average exercise price of $207.

(10)	Includes (i) 22,500 Ordinary Shares issued from vested RSUs; (ii) 7,500 RSUs vesting within 60 days; and (iii) options to purchase 211 Ordinary Shares at an exercise price of $169 per share and an expiration date of January 3, 2028.

(11)	Includes (i) 22,500 Ordinary Shares issued from vested RSUs; (ii) 7,500 RSUs vesting within 60 days.

LEGAL MATTERS

The validity of the securities registered hereby and certain other matters of the laws of Israel will be passed upon for SciSparc by Meitar | Law Offices, Ramat Gan, Israel, and certain matters of U.S. law will be passed upon for SciSparc by Sullivan & Worcester LLP, New York, New York.

EXPERTS

The consolidated financial statements of SciSparc Ltd. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in the Proxy Statement of SciSparc Ltd, which is referred to and made a part of this Prospectus and Registration Statement have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AutoMax Motors Ltd. as of December 31, 2024 and 2023 and the years ended December 31, 2024 and 2023, included in this prospectus have been audited by Ben David Shalvi Kop & Co, independent registered public accounting firm, as set forth in their report thereon, included herein. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

SciSparc has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Since AutoMax’s ordinary shares are traded on the TASE, AutoMax files periodic and immediate reports with, and furnish information to, the TASE and the ISA, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968 and the regulations enacted pursuant thereof, as applicable to a public company in Israel. Copies of AutoMax’s filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

SciSparc files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) as required by the Exchange Act, as applicable to foreign private issuers. You may access information on SciSparc at the SEC website containing reports, proxy statements and other information.

As a foreign private issuer, SciSparc is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, SciSparc will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to SciSparc has been supplied by SciSparc, and all such information relating to AutoMax has been supplied by AutoMax. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the business combination, you should contact via phone or in writing:

SciSparc Ltd.

 20 Raul Wallenberg Street,

Tower A

Tel Aviv 6971916 Israel Attn: Secretary

AutoMax Motors Ltd.

AutoMax Motors Ltd.

C/O Mishmeret Trust Company Ltd.

48 Derech Menachem Begin,

Tel Aviv 6618001, Israel

Attn: Adv. Daniel Bar-On

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for shareholder meeting materials with respect to two or more shareholders sharing the same address by delivering a single set of shareholder meeting materials addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers with account holders who are SciSparc shareholders will be “householding” SciSparc’s proxy materials. A single set of meeting materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate set of shareholder meeting materials, please notify your broker or SciSparc. Direct your written request to SciSparc Ltd., 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker. In addition, SciSparc will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement to such shareholders at a shared address to which a single copy of the documents was delivered.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception, and expects to continue to incur losses for the foreseeable future. At December 31, 2024, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date. This testing included inquiries with management, consideration of positive and negative evidence impacting management’s forecasts, the Company’s financing arrangements in place as of the report date, market and industry factors, we evaluated management’s analysis of their impact on the forecasted cash flows.

We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

Fair value of loan to Automax (a related party)

Description of the Matter

As discussed in Note 24 to the consolidated financial statements, the Company entered into a Bridge Loan Agreement with AutoMax Motors Ltd. (“AutoMax”), which is considered a related party, under which the Company provided a total loan amount of $4,250 (the “Loan”) as of December 31, 2024.

Evaluating the fair value of the Loan was complex and required considerable judgment due to the significant estimates in management’s assumptions, particularly regarding the involvement of a related party. The Company determined that the fair value of the Loan is a critical audit matter due to its materiality and the complexity involved in assessing the fair value of the Loan under the unique terms of the agreement.

How We Addressed the Matter in Our Audit	Our audit procedures related to the valuation of Loan to AutoMax at fair value included the following, among others, engaging specialists with expertise in evaluating the assumptions used by management in determining the fair value, assessing the methodology used in the valuation of the Loan, testing independent sourcing of key inputs and assumptions, and developing independent estimates. The significant assumptions used to estimate the fair value of the Loan included estimates of payment dates, credit spreads, volatility, share price, risk-free rate as of the valuation date, and loan cost were based on an analysis of AutoMax’s credit portfolio and the trading data of its Series B bonds listed on the Tel Aviv Stock Exchange. This analysis was conducted in order to derive an appropriate economic interest rate for the bridge loan. We examined the reasonableness and adequacy of the disclosures related to the transaction within the financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
April 24, 2025

A Member of EY Global

We have served as the Company’s auditor since 2007.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	4	$1,540	$2,076
Restricted deposit		20	65
Short-term deposit		-	3,000
Trade receivables		10	22
Other accounts receivable	6	1,079	540
Investments in short-term financial assets	24g	517	-
Bridge loan to related parties	24a	4,224	-
Inventory	5	113	742

		7,503	6,445

NON-CURRENT ASSETS:

Intangible assets, net	11	1,479	3,189
Investments in company accounted for at equity	7	952	781
Investments in financial assets	8, 24d	354	659
Property and equipment, net	10	59	108

		2,844	4,737

		$10,347	$11,182

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	$816	$802
Other accounts payable	13	205	185
Warrants		-	191	(*)
Other short-term liability	17e	341	341	(*)
Lease liability	9	37	52

		1,399	1,571

NON-CURRENT LIABILITIES:
Lease liability	9	9	24

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		70,886	64,526
Reserve from share-based payment transactions	19	5,746	5,282
Warrants		5,190	5,190
Foreign currency translation reserve	2d	497	497
Transactions with non-controlling interests		810	810
Accumulated deficit		(74,975)	(68,691)
		8,154	7,614
Non-controlling interests		785	1,973

Total equity		8,939	9,587

Total liabilities and equity		$10,347	$11,182

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2024	2023		2022
	Note	USD in thousands (except per share data)
Revenues	20	$1,306	$2,879		$1,347

Cost of goods sold	20	(800)	(683)		(322)

Gross profit		506	2,196		1,025

Research and development expenses	21a	1,707	1,641		2,803
Sales and marketing	21b	1,515	2,484	*	1,082	*
Impairment of intangible assets		1,344	1,042		-
General and administrative expenses	21c	4,526	3,844	*	5,427	*
Other income	21d	(1,270)	-		-

Operating loss		7,316	6,815		8,287

Equity losses from the investment in MitoCareX		429	210		109

Finance income	21e	(612)	(2,219)		(7,832)

Finance expenses	21f	353	1,055		2,014

Loss before income taxes		7,486	5,861		2,578

Taxes on income		(14)	22		14

Total comprehensive loss		7,472	5,883		2,592

Attributable to:
Equity holders of the Company		6,284	5,122		2,592

Non-controlling interests		1,188	761		-

		7,472	5,883		2,592

Basic loss per ordinary share attributable to equity holders of the Company:	22	1.28	14.43		14.82

Diluted loss per ordinary share attributable to equity holders of the Company:	22	1.28	14.43		14.82

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share- based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2022	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Loss	-	-	-	-	-	(2,592)	(2,592)	-	(2,592)
Exercise of warrants	3	-	-	-	-	-	3	-	3
Cost of share-based payment	48	849	-	-	-	-	897	-	897

Balance at December 31, 2021	$58,592	$5,180	$5,190	$559	$497	$(63,569)	$6,449	$-	$6,449

Loss	-	-	-	-	-	(5,122)	(5,122)	(761)	(5,883)
Sale of minority interest in subsidiary	-	-	-	251	-	-	251	2,734	2,985
Issuance of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Issuance of share capital, net of issue expenses	5,552	-	-	-	-	-	5,552	-	5,552
Cost of share-based payment	94	102	-	-	-	-	196	-	196
Balance at December 31, 2023	$64,526	$5,282	$5,190	$810	$497	$(68,691)	$7,614	$1,973	$9,587

Loss						(6,284)	(6,284)	(1,188)	(7,472)

Issuance of share capital, net of issue expenses	6,255					-	6,255	-	6,255
Cost of share-based payment	105	464	-	-	-	-	569	-	569
Balance at December 31, 2024	$70,886	$5,746	$5,190	$810	$497	$(74,975)	$8,154	$785	$8,939

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from operating activities:

Loss	$(7,472)	$(5,883)	$(2,592)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	482	538	187
Loss on impairment of intangible asset	1,344	1,042	-
Cost of share-based payment	569	196	897
Finance income, net	(897)	(2,205)	(6,585)
Group’s share of losses of company accounted for at equity, net	429	210	109
Losses from remeasurement of investment in financial assets	305	1,048	770

	2,232	829	(4,622)

Working capital adjustments:

Decrease (increase) in other accounts receivable	(535)	(409)	3
Increase (decrease) in trade payables	25	(397)	-
Increase (decrease) in other accounts payable	20	(8)	39
Increase in related parties	(15)	-	-
Decrease (increase) in trade receivables	12	55	(77)
Decrease (increase) in inventory	629	(74)	(668)

	136	(833)	(703)

Net cash used in operating activities	$(5,104)	$(5,887)	$(7,917)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from investing activities:

Withdrawal of (investment in) restricted bank deposits	$45	$(5)	$(15)
Withdrawal of (investment in) short-term bank deposits	3,000	(3,000)	-
Sale (purchase) of property and equipment	8	-	(8)
Investment in a company accounted for at equity	(600)	(400)	(700)
Bridge loan to related parties	(4,078)	-	-
Investments in financial assets	-	(689)	(1,500)
Purchase of intangible asset	-	-	(4,861)

Net cash provided by (used in) investing activities	(1,625)	(4,094)*	(7,084)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	6,255	5,552	9,005
Sale of minority interest in subsidiary	-	2,985 *	-
Exercise of warrants (a)	-	-	2,770
Payment of issuance expenses related to previous period	-	-	3
Interest paid on lease liability	(8)	(7)	(8)
Repayment of lease liability	(54)	(47)	(70)

Net cash provided by financing activities	6,193	8,483 *	11,700

Decrease in cash	(536)	(1,498)	(3,301)
Cash at the beginning of the period	2,076	3,574	6,875

Cash at the end of the period	$1,540	$2,076	$3,574

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	75	102	-

Investment in financial asset	-	288	-

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of December 31, 2024, the Company had three private subsidiaries, including an inactive company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: Scisparc Nutraceuticals Inc. (together with Evero and Brain Bright, the “Subsidiaries”).

On September 14, 2023, the Company’s board of directors (the “Board”) resolved that the final ratio for the Third Reverse Split (as defined below) will be 26:1, which became effective on September 28, 2023. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2024, the Group had an accumulated deficit of approximately $74,975 as a result of recurring operating losses.

As of December 31, 2024, the Company’s cash and cash equivalents totaled $1,540. In the period ended December 31, 2024, the Company had an operating loss of $7,316 and negative cash flows from operating activities of $5,104. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations. In addition, the Group has started recognizing revenues from sales. However, its pharmaceutical operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

c.	Definitions and Meanings:

The Company	-	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.)

The Group	-	SciSparc Ltd. (formerly Therapix Biosciences Ltd.) and its Subsidiaries, as detailed in Note 1a.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company (if active).

Associates	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

The Company’s financial statements have been prepared on a cost basis, unless otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

The financial statements are presented in USD and all values are rounded to the nearest thousand (’000), except when otherwise indicated.

b.	The operating cycle:

The operating cycle of the Company is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (Subsidiaries). Control of a company is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control over the other entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the Subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra-Group balances and transactions and gains or losses resulting from intra-Group transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

d.	Functional currency and foreign currency:

The functional currency of the Company, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions is the U.S. Dollar (“USD” or “$”), since it’s the primary currency of the economic environment in which the Company operates. The consolidated financial statements are also presented in USD since the Company believes that preparing the consolidated financial statements in USD provides more relevant information to the users of the consolidated financial statements.

e.	Acquisition of a single asset company:

Upon the acquisition of a single asset company, the Group evaluates whether it is the acquisition of a business or of an asset. To be considered a business, the acquisition must include, at a minimum, an input and a substantive process that together can significantly contribute to the creation of outputs. The acquisition is accounted for as a business combination if the single asset company is a business. If it is not a business, the acquisition is accounted for as the acquisition of assets and liabilities. In such an acquisition, the cost of the acquisition includes transaction costs which are allocated to the identifiable acquired assets and liabilities proportionally based on their fair value on the acquisition date. In such case, goodwill and deferred taxes in respect of the temporary differences existing as of the acquisition date are not recognized.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Restricted deposits:

A restricted deposit is cash invested in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment). Restricted deposits are designated to secure the Company’s office facilities lease agreements and its credit cards.

g.	Investment in joint arrangements:

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

1.	Joint ventures:

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at equity

2.	Joint operations:

In joint operations the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company recognizes in relation to its interest its share of the assets, liabilities, revenues and expenses of the joint operation.

The acquisition of interests in a joint operation which represents a business, as defined in IFRS 3, is accounted for using the acquisition method, including the measurement of the identifiable assets and liabilities at fair value, the recognition of deferred taxes arising from this measurement, the accounting treatment of the related transaction costs and the recognition of goodwill or bargain purchase gains. This applies to the acquisition of the initial interest and additional interests in a joint operation that represents a business.

h.	Investments accounted for using the equity method:

The Group’s investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in the Group’s share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between the Group and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture. The cost of the investment includes transaction costs.

Goodwill relating to the acquisition of an associate or a joint venture is presented as part of the investment in the associate or the joint venture, measured at cost and not systematically amortized. Goodwill is evaluated for impairment as part of the investment in the associate or in the joint venture as a whole.

The financial statements of the Company and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in the financial statements of the Group.

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IFRS 9, the Group applies the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by the Group prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Property and equipment, net:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %
Lab equipment	6-50	33
Computers	33-50	33
Office furniture and equipment	7-15	15
Leasehold improvements	see below	-

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by a company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of: the date that the asset is classified as held for sale and the date that the asset is derecognized.

j.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

c)	Equity instruments and other financial assets held for trading:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss.

Other financial assets held for trading such as derivatives, including embedded derivatives separated from the host contract, are measured at fair value through profit or loss unless they are designated as effective hedging instruments.

Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired;

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

3.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

a)	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date (12-month ECLs); or

b)	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term (lifetime ECLs).

The Company has short-term financial assets in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

The Company considers a financial asset in default when contractual payments are more than 180 days past due. However, in certain cases, the Company considers a financial asset to be in default when external or internal information indicates that the Company is unlikely to receive the outstanding contractual amounts in full.

4.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss such as derivatives.

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

5.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services, or is legally released from the liability.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

6.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

7.	Compound financial instruments:

Convertible debentures which contain both an equity/derivative component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

8.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

m.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

n.	Finance income and expenses:

Finance income and expenses comprise interest income on amounts invested and exchange rate gains and losses. Interest income is recognized as it accrues using the effective interest method. Finance income and expenses derive also from changes in the fair value of financial liabilities measured at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

o.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Fair value measurement: (Cont.)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

p.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes:

A current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12, “Income Taxes”.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Share-based payment transactions:

The Company’s employees and other service providers may receive remuneration in the form of share-based payments (“Equity-settled transactions”).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model (“OPM”). As for service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

r.	Earnings (loss) per share:

Earnings (loss) per share are calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Basic loss per ordinary share includes only ordinary shares that were outstanding during the period.

Potential ordinary shares are included in the computation of diluted loss per ordinary share when their conversion increases loss per ordinary share from continuing operations.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Employee benefit liabilities:

The Company has several employee-benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans to its employees according to the specific laws per country.

t.	Provisions:

A provision in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation.

u.	Leases:

The Company elected to apply the provisions of IFRS 16, “Leases” (“IFRS 16”) using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Leases: (Cont.)

1.	The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize lease payments as an expense in profit or loss on a straight-line basis over the lease term (see Note 9). In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and separates the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36, “Impairment of Assets”.

2.	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

3.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Inventories

Inventories are stated at the lower of cost and or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out Method (“FIFO”) and the cost of inventory includes shipment and freight costs.

w.	Revenue recognition

The Company’s Brand sells products directly to customers mainly through the Brand’s online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2024, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is the principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

x.	Cost of sales

In accordance with Amazon’s terms of use, the Company is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of expenses related to Amazon’s commissions, storage costs and freight.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Discount rate for a lease liability:

When a company in the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, such company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, said company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions.

-	Effective control:

The Company assesses whether it controls a company in which it holds less than the majority of the voting rights by, among others, reference to the size of its holding of voting rights relative to the size and dispersion of holdings of the other vote holders including voting patterns at previous shareholders’ meetings.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable options pricing model (“OPM”). The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option, risk-free interest and expected dividend yield.

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims:

In estimating the likelihood of outcome of legal claims filed or threatened to commence against the Company and/or its Subsidiaries and/or affiliates, the Company relies on its management’s best knowledge and estimations and where applicable, on the opinion of their legal counsels. These estimates are based, among others, on management’s familiarity of and proximity to the circumstances, and also on the legal counsels’ best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims might be determined in courts and/or other quasi-judicial tribunals, the results could differ from these estimates.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.)

b.	Estimates and assumptions: (Cont.)

-	Fair value of financial instruments:

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using a variety of valuation techniques that include the use of valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimation is required in establishing fair values. The models are tested for validity by calibrating to prices from any observable current market transactions in the same instrument when available.

b.	Disclosure of new standards in the period prior to their adoption:

IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the International Accounting Standards Board (“the IASB”) issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows” and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted commencing from January 1, 2025, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	CASH

	December 31,
	2024	2023
Cash for immediate withdrawal - in USD	$1,383	$1,866
Cash for immediate withdrawal - in NIS	157	210

	$1,540	$2,076

NOTE 5:-	INVENTORY

	December 31,
	2024	2023
Goods in transit	$9	$73
Finished goods	104	669

	$113	$742

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2024	2023
Government authorities	$78	$62
Other receivables	449	203
Prepaid expenses	350	275
Receivables in respect of downpayment on merger	187	-
Related party	15	-

	$1,079	$540

NOTE 7:-	INVESTMENT IN ASSOCIATES AND JOINT VENTURES

a.	MitoCareX - Joint Venture Transaction

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX Bio Ltd. (“MitoCareX”). MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants, and indemnification provisions. On March 31, 2022, the closing conditions were met, and the Company paid the initial investment amount of $700 to MitoCareX. As of December 31, 2022, the Company owns 31.48% of the outstanding shares of MitocareX.

On February 17, 2023, MitoCareX achieved its first milestone pursuant to the MitoCare X Agreement. As a result of MitoCareX meeting this milestone, the Company will invest an additional $400 in MitoCareX and increase its share ownership in MitoCareX Bio from 31.48% to 41.92%.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (CONT.)

a.	MitoCareX - Joint Venture Transaction (Cont.)

On November 25, 2023, MitoCareX achieved its second milestone pursuant to the MitoCareX Agreement. As a result of MitoCareX meeting this milestone, the Company invested an additional sum of $600 in MitoCareX and increased its share ownership in MitoCareX from 41.92% to 52.73%. Notwithstanding the above, the Company and MitoCareX agreed for the additional $600 installment to be deferred to March 25, 2024, and the $600 installment was paid on March 11, 2024.

On September 26, 2024, the Company signed a non-binding letter of intent relating to the sale of its entire ownership interest in MitoCareX to N2OFF, Inc. (“N2OFF”) a publicly-traded company in the United States which is a related party (the “Purchaser”). Pursuant to the terms of the letter of intent, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX that constitute 27% of SciSparc’s ownership in MitoCareX, SciSparc will receive cash consideration of $700. Subsequent to this first phase, SciSparc will transfer to the Purchaser the remaining 73% of its ownership stake in MitoCareX in exchange for a certain number of shares based on the valuation of the Purchaser equal to $8,000 and a valuation of MitoCareX equal to $5,000 (the latter of which includes the $700, in cash consideration for SciSparc’s shares described above). The letter of intent also includes provisions for additional milestones that, upon achievement, may increase the consideration paid by the Purchaser to SciSparc from $5,000 to $7,000. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements. As of December 31, 2024, the Company and the Purchaser have not closed the sale of the ownership of MitoCareX and the Company still holds 52.73% of the issued and outstanding share capital of MitoCareX. See also Note 25(d).

During the year ended December 31, 2024, the Company recorded equity losses from the investment in MitoCareX in the amount of $429 (for the year ended December 31, 2023 - $210).

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2022	$-
Investment date March 31, 2022	700
Equity losses from investment in MitoCareX	(109)

Balance at December 31, 2022	$591

Investment following achievement of first milestone	400
Equity losses from investment in MitoCareX	(210)
Balance at December 31, 2023	$781

Investment following achievement of second milestone	$600
Equity losses from investment in MitoCareX	(429)
Balance at December 31, 2024	$952

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS

Clearmind

On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 230,769 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. Shares of Clearmind are listed for trading on Nasdaq Capital Market and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.” On November 21, 2023, Clearmind conducted a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-30. As a result, the Company holdings in Clearmind decreased from 230,769 common shares to 7,692. As of December 31, 2024, the listed share price of Clearmind on Nasdaq was $1.38 and the Company has recorded a loss in its statements of comprehensive loss for the year ended December 31, 2024 of $11 on its investment (for the year ended December 31, 2023 - $727).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 9:-	LEASES

On April 1, 2024, the Company entered into a two-year lease agreement with for a total area of approximately 240 square meters, whereby the Company occupies approximately 120 square meters for the Company’s offices, in the district of Tel Aviv, Israel. The Company has an option to extend for an additional three-year term. The monthly lease fee was set at approximately $3, linked to the NIS.

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Computers	Office furniture and equipment	Right of use asses	Total
Cost:
Balance at January 1, 2024	$11	33	181	225
Additions	2	-	75	77
Disposals	(1)	(21)	(181)	(203)

Balance at December 31, 2024	12	12	75	99

Accumulated depreciation:
Balance at January 1, 2024	6	5	106	117
Depreciation	4	1	28	33
Disposals	(1)	(4)	(106)	(111)

Balance at December 31, 2024	9	3	28	40

Depreciated cost at December 31, 2024	3	9	47	59

Balance at January 1, 2023	$11	33	78	122
Additions	-	-	103	103

Balance at December 31, 2023	11	33	181	225

Accumulated depreciation:
Balance at January 1, 2023	3	3	59	65
Depreciation	3	2	47	52

Balance at December 31, 2023	6	5	106	117

Depreciated cost at December 31, 2023	5	28	75	108

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $37, $52 and $43, respectively.

NOTE 11:-	INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the acquisition of WellutionTM, a top seller Amazon.com Marketplace account (the “Brand”), American food supplements and cosmetics brand and trademark (the “Acquisition”). In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a base cash payment of $4,540 and in 12 months following the closing agreed to pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA exceeds $1,120 during the 12-month period following the closing of the Acquisition. The Company paid an additional $321 as purchase costs.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 11:-	INTANGIBLE ASSET (CONT.)

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles. The Company reviewed the guidance under IFRS 3 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the acquisition, the Company fully recognized the acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

In the years ended December 31, 2022, 2023, and 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

The impairment loss was determined based on the revenue projections of the Brand, using the relief from royalty approach. Under the relief from royalty approach, the fair value of a brand is determined based on discounted future royalty payments that owner of the asset would have been required to pay if instead of purchasing the intangible asset it would have been licensed from a third party. Revenues were projected for a period of 7.8 years (2023 – 8.7), commensurate with the remaining estimated useful life of the Brand and with no terminal value. The projections were determined based on the current period revenues, assuming a growth rate for the short term that is consistent with management’s expectations that revenues of the brand will resume their past extent, as of the date of purchase of the brand, a growth rate thereafter of 27.8% (2023 – 13.8%) and a declining growth rate for the long term, reaching 2% (2023 – 2%) at the terminal year. Theoretical royalties arising from the brand were capitalized at a discount rate of 21.9% (2023 – 20.6%).

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2023	$4,717
Loss on impairment of intangible asset	(1,042)
Depreciation of intangible asset	(486)

Balance at December 31, 2023	$3,189

Loss on impairment of intangible asset	(1,344)
Depreciation of intangible asset	(366)

Balance at December 31, 2024	$1,479

During the year ended December 31, 2024, the Company recognized depreciation expenses in respect to intangible asset in the amount of $366 (for the year ended December 31, 2023 - $486).

NOTE 12:-	TRADE PAYABLES

	December 31,
	2024	2023
Accrued expenses	$608	$538
Open debts	208	264

	$816	$802

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2024	2023
Employees and payroll accruals	$75	$48
Accrued vacation	130	104
Other payables	-	33

	$205	$185

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2024	2023
Financial assets:
Cash and restricted deposits	$1,560	$2,141
Short-term deposits	-	3,000
Other receivables	449	203
Related parties	4,239	-

Total financial assets at amortized cost	6,248	5,344

Investments in financial assets at fair value	871	659

Financial liabilities:

Credit from others	75	48
Warrants liability	-	191
Lease liability	48	76

Total financial and lease liabilities	$123	$315

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

a.	Classification of financial assets and financial liabilities: (Cont.)

The tables below are a comparison between the carrying amount and fair value of the Company’s financial instruments as of December 31, 2024, and 2023, which are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2024	Level 1	Level 2	Level 3
Investments in short-term financial assets	$354	$354	$-	$-
Investments in financial assets	$517	$517	$-	$-

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2023	Level 1	Level 2		Level 3
Investments in financial assets	$659	$-	$		$659
Warrants	191	-		191	-

Management believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Financial risk factors:

The Company’s activities expose it to various financial risks such as market risks (foreign currency risk and interest risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company’s financial performance.

Risk management is performed by management in accordance with the policies approved by the Board. The Board establishes written principles for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, credit risk and the investments of surplus funds.

1.	Market risks:

Foreign currency risk:

The Company is exposed to exchange rate risk resulting from the exposure to different currencies, mainly from transactions in NIS. Exchange rate risk arises from recognized liabilities that are denominated in a foreign currency other than the functional currency.

2.	Credit risks:

All cash and restricted deposits related to the Company are held in two banks in Israel which are considered financially solid.

3.	Liquidity risk:

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2024, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 15:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”), the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment benefits are normally financed by contributions classified as defined benefit plans or as defined contribution plans as detailed below.

Defined contribution plans:

Section 14 of the Severance Pay Law applies to a substantial part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	Year ended December 31,
	2024	2023	2022
Expenses in respect of defined contribution plans	$106	$105	$115

NOTE 16:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2024, 2023, and 2022.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2016 tax year.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2024, the Company’s net carryforward tax losses are estimated to be approximately $62,000.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS

a.	License Agreement with Dekel Pharmaceuticals Ltd.:

In May 2015, the Company entered into an exclusive, irrevocable, worldwide license agreement with Dekel for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders (the “Dekel License Agreement”). The Dekel License Agreement became effective in August 2015.

Pursuant to the Dekel License Agreement, the Company is obligated to pay Dekel fees based on specific milestones and royalties upon commercialization. The milestone payments include: (i) $25 upon the successful completion of preclinical trials (which milestone was met in November 2016; this milestone was paid in cash in March 2017); (ii) $75 upon the successful completion of a Phase I/IIa trial; and (iii) $75 upon the earlier of generating net revenues of at least $200 from the commercialization of the technology or the approval of the U.S. Food and Drug Administration or the European Medicines Agency, of a drug based on the licensed assets. In each case, and subject to the Company’s discretion, the respective milestone payments are payable in cash or equity based on a price per ordinary share of NIS 0.5. The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

On July 14, 2019, an amendment to the Dekel License Agreement was signed (the “Amendment”), which encompasses the Company and Dekel’s original intention to exclude certain consumer packaged goods (meaning, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of activity of the Company described in the Dekel License Agreement. The parties agreed to amend the Dekel License Agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the Amendment.

The Amendment also prescribes for a specific development plan under the Dekel License Agreement requiring the Company to invest in the licensed technology (as defined under the Dekel License Agreement) formulation development and maintenance a total annual investment to be capped at $350. The Amendment also included a non-compete and non-solicitation obligation by Dekel and Dr. Ascher Shmulewitz, the Company’s former Executive Chairman of the Board and former interim Chief Executive Officer, towards the Company’s field of activity.

On November 13, 2019, an additional milestone under the Dekel License Agreement, in the amount of $75, was reached upon the successful completion of a Phase IIa clinical trial. The Company paid the milestone amount on April 13, 2020.

On February 5, 2024, SciSparc received written notice from Dekel for the termination of the Dekel License Agreement, effective immediately, based on SciSparc allegedly breaching its material contractual obligations by allegedly failing to provide Dekel with certain reports regarding the licensed products under the Dekel License Agreement.

On February 16, 2025, the Dekel License Agreement was terminated, as part of a settlement of a lawsuit filed against SciSparc’s former directors, effective as of February 5, 2024. In accordance with the settlement, SciSparc retained its exclusive global rights to its intellectual property portfolio, patents, know-how and technologies and was released from all alleged commitments, claims and royalties related or arising out of the Dekel License Agreement, including those related to claimed core technologies, and Dekel assumed full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

b.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”):

On July 29, 2018, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, all within the field and the territory only, as determined in the agreement (the “Yissum License Agreement”). According to the Yissum License Agreement, the Company shall pay Yissum royalties at the rates of future net sales, subject to the royalty reductions as described in the Yissum License Agreement. The Company is also obligated to pay sublicense fees out of the sublicense consideration. All rights, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and the Company shall hold and make use of the rights granted. All rights in the development results shall be solely owned by the Company, except to the extent that an employee of Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreement.

c.	Agreement with Hannover Medical School:

On April 11, 2017, the Company entered into an investigator-initiated study contract with Hannover Medical School (“MHH”) to conduct during 2018 a phase IIb clinical trial titled “A Randomized, Double-Blind, Placebo controlled study to Evaluate the Safety, Tolerability and Efficacy of Up to Twice Daily Oral SCI-110 in Treating Adults with Tourette Syndrome” in treating approximately 20 Tourette syndrome subjects aged 18 to 65. Upon the execution of the agreement the Company paid the first installment in the amount of $122 out of a total estimated amount of approximately $776. Due to regulatory and strategic reasons, the Company decided to change the study design from investigator-initiated to an industry sponsored trial. During October 2017, a discussion was carried out between the Company and MHH and the latter was informed about this change and a termination letter stating the above was sent to MHH on November 19, 2017. MHH has acknowledged that part of the first instalment that was paid by the Company, in accordance with the initial agreement, will be used to set-off amounts owed under a new agreement or will be paid back to the Company.

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome, which agreement was subsequently updated on December 2, 2021, in an estimated amount of $1,385.

d.

Agreement with Yale University:

On July 27, 2022, the Company entered into an agreement with Yale University to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled, cross over study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome in treating approximately 10 Tourette syndrome subjects aged 18 to 65. The total estimated amount of the agreement is approximately $370.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

e.

On May 2, 2023, Capital Point Ltd. (“Capital Point”) filed with the Tel Aviv-Jaffa District Court (the “Court”) a suit against the Company, case number 2050-05-23 (the “Suit”). The Suit names the Company as the sole defendant and includes allegations of breaches of contract by the Company under the Israeli Contracts Law, 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches of the Company under the Israeli Torts Ordinance, 1968.

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase $340 of ordinary shares of the Company (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022 and was issued in connection with the joint venture transaction, entered on May 15, 2020, by and between the Company, Capital Point and Evero Health Ltd., a majority owned subsidiary of the Company, as further described in the Company’s Report on Form 6-K, filed on May 19, 2020. The Suit claims that the Company unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021 and accordingly the Company did not issue to Capital Point the Warrant Shares.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of December 31, 2024, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd.

As of the Approval Date, the Company cannot predict the likelihood of success of the Suit.

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	75,000,000	10,828,251	75,000,000	706,683

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

Reverse Share Splits

On September 15, 2022, the Company convened an annual general meeting of its shareholders, whereby the shareholders approved to increase the Company’s share capital to 75,000,000 ordinary shares with no par value.

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1 (the “Third Reverse Split”). Following the implementation of the Third Reverse Split, the Company’s authorized share capital was adjusted under the Company’s Articles, which as of the date hereof consists of 75,000,000 ordinary shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Third Reverse Split will be 26:1, which became effective on September 28, 2023.

Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2024	706,683

Issuance of share capital – in respect of exercise of October 2023 pre-funded warrants (Note 18h	3,677,311

Share issued to consultants (Note 18(e), and Note 19 (a) (3)	646,179

Issuance of share capital – in respect of January 2024 SEPA (Note 18(i))	5,798,078

Balance at December 31, 2024	10,828,251

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

c.	Rights attached to shares:

Voting rights at the shareholders meeting, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Additional issuances of ordinary shares:

On August 2, 2022, the Company issued a consultant 923 ordinary shares in respect of services rendered.

On November 1, 2022, the Company issued a consultant 1,423 ordinary shares in respect of services rendered.

On March 22, 2023, the Company issued 13,858 ordinary shares in respect of the stock purchase agreement entered into by and among Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo”) (see also Note 25a).

During the year ended December 31, 2024, the Company issued 646,179 ordinary shares to consultants in respect of services rendered in the amount of $105

f.	June 2022 Financing Round

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Financing Round”), providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,885 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.29 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

f.	June 2022 Financing Round (Cont.)

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024		December 31, 2023
Dividend yield (%)	0		0
Expected volatility (%)	72		72
Risk-free interest rate (%)	4.38		3.872
Underlying share price ($)	0.36		4.88
Exercise price ($)	68.38		68.38
Warrants fair value ($)	-	(*)	192

(*)	Less than $1 thousand

During the year ended December 31, 2022, the Company issued 123,504 ordinary shares in respect of the exercise of 123,504 pre-funded warrants.

g.	August 2023 Financing Round

On August 14, 2023, the Company closed an underwritten public offering (the “2023 Public Offering”) of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1,300, pursuant to an underwriting agreement between the Company and Aegis Capital Corp (“Aegis”), the underwriter in the 2023 Public Offering, dated August 10, 2023. Pursuant to the terms of the underwriting agreement, the Company also granted the underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments, if any, at the share price of the 2023 Public Offering less underwriting discounts and commissions.

h.	October 2023 Financing Round

On October 13, 2023, the Company announced the closing of a private placement with an institutional investor with gross cash proceeds to the Company of approximately $5,026, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 1,930,108 units, each unit consisting of two pre-funded warrants (the “Pre-Funded Warrants”). The Pre-Funded Warrants have an exercise price of $0.001, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

During the year ended December 31, 2024, the Company issued 3,677,311 ordinary shares in respect of the exercise of 3,677,311 Pre-Funded Warrants.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

j.	January 2024 Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of up to $20,000 of the Company’s ordinary shares (the “Advance Shares”). As of December 31, 2024, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 5,742,785 ordinary shares for total proceeds of $6,255. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ordinary shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5,000 (each a “Pre-Paid Advance”). Each Pre-Paid Advance will be evidenced by a promissory note (each a “Promissory Note”). Each Promissory Note will fully mature 24 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and events of default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 55,293 of its Ordinary Shares, or the Commitment Shares, in satisfaction of payment of the commitment fee of $200.

YA will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of Ordinary Shares by YA pursuant to the SEPA. The Company will pay the expenses (except brokerage fees and commissions and similar expenses) incurred and register pursuant to the Securities Act of 1933, as amended, the offer and sale of the Ordinary Shares pursuant to the SEPA by YA.

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2024, 2023 and 2022, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2024	2023	2022
Research and development expenses	$45	$34	$264
General and administrative expenses	524	162	633

	$569	$196	$897

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

1.	The 2005 and 2015 ESOP and 2023 Plan of the Company:

On December 28, 2023, the Board adopted an additional new plan, the 2023 Share Incentive Plan (the “2023 Plan”).

The Company no longer grants any awards under the 2015 ESOP as it was superseded by the 2023 Plan, although previously granted awards under the 2015 ESOP remain outstanding and subject to the 2015 ESOP. Under the 2023 Plan, the Company may grant its employees and other service providers equity-based incentive awards (“Share Options”).

On December 28, 2023, the Board approved to reserve for issuance under the 2023 Plan 1,000,0000 Ordinary Shares.

2.	On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 6,851 Share Options under the 2015 ESOP to directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders (the “2022 General Meeting”), which occurred on February 10, 2022. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2022 Grant Date. The exercise price was set at $169 per Share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

	February 10, 2022	January 3, 2022
Underlying ordinary share price	129.74	174.98
Dividend yield (%)	0	0
Expected volatility (%)	133	134
Risk-free interest rate (%)	2.00	1.46
Expected life of Share Options (years)	6	6

The fair value of the Share Options granted on January 3, 2022, was set at $158.34 per Share Option, and the fair value of the Share Options granted on February 10, 2022, was set at $114.66 per Share Option. The Share Option vesting period was set to commence retroactively from April 21, 2021, and end at April 21, 2024.

During the year ended December 31, 2024, share-based compensation in respect of Share Options of $7 was charged to the consolidated statements of comprehensive loss.

3.	During the year ended December 31, 2024, the Company issued consultants 646,179 ordinary shares in respect of services rendered. The shares were granted at a discount rate of 25% to the share price quoted on the date of each grant. The total fair value of the ordinary shares granted to consultants was $105.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of Share Options and changes in directors (and former directors), officers, employees and consultants Share Options during the years ended on December 31, 2024, and 2023:

	Number of Share Options	Weighted average exercise price
		USD
2024:
Share Options outstanding at the beginning of the year	7,013	166.28

Share Options outstanding at the end of the year	6,802	350.23

Share Options exercisable at the end of the year	6,802	350.23

2023:
Share Options outstanding at the beginning of the year	7,060	166.14
Share Options cancelled during the year	(47)	144.55

Share Options outstanding at the end of the year	7,013	166.28

Share Options exercisable at the end of the year	5,869	165.58

2.	The weighted average remaining contractual life of the Share Options outstanding was 2.99 years and 4.03 years as of December 31, 2024, and 2023, respectively.

3.	The range of exercise prices of Share Options outstanding at the end of the year was $169 - $21,179 (inclusive) as of December 31, 2024, and 2023, respectively.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

c.	Restricted Share Units:

1	On June 20, 2024, the Company granted 530,000 Restricted Share Units (“RSUs”) to directors and officers, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 530,000 ordinary shares of the Company. The RSUs vest on a quarterly basis over a period of two years, commencing on June 20, 2024. The fair value of the RSUs was established using the quoted share price of the Company on June 20, 2024, which was $0.893.

2	On August 8, 2024, the Company granted 530,000RSUs to directors and officers, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 530,000 ordinary shares of the Company. The RSUs vest on a quarterly basis over a period of two years, commencing on June 20, 2024. The fair value of the RSUs was established using the quoted share price of the Company on August 8, 2024, which was $0.316.

RSU transactions for the year ended December 31, 2024, and for the year ended December 31, 2023, are as follows:

Number
Balance, January 1, 2024	-
RSUs granted	1,060,000
Expiry of RSUs	-
Exercise of RSUs	-
Balance, December 31, 2024	1,060,000

Total exercisable RSUs as of December 31, 2024, are 265,000. During the year ended December 31, 2024, share-based compensation in respect of RSUs of $456 was charged to the Consolidated Statements of Comprehensive Loss.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	REVENUES AND COST OF REVENUES

The Company’s Brand sells products directly to customers mainly through the Brand’s online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2024, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is a principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year ended December 31,
	2024	2023	2022
Cost of goods sold
Purchased goods	$798	$672	$301
Freight	2	11	21

	800	683	322

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 21:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2024	2023		2022
a.	Research and development expenses:
	Wages and related expenses	$390	$392		$436
	Share-based payment	45	34		264
	Regulatory, professional and other expenses	681	719		750
	Research and preclinical studies	211	101		703
	Clinical studies	276	254		369
	Chemistry and formulations	104	141		281

		1,707	1,641		2,803

b.	Sales and marketing expenses:
	Advertising	$367	$576		$363
	Amazon fees	495	1,042	*	454	*
	Depreciation	366	486		144
	Storage and shipping	167	145	*	91	*
	Management fees	120	235		30

		1,515	2,484		1,082

c.	General and administrative expenses:
	Wages and related expenses	507	415		437
	Share-based payment	419	68		633
	Professional and directors’ fees	3,009	2,594		2,468
	Business development expenses	108	86		161
	Regulatory expenses	158	202		162
	Office maintenance, rent and other expenses	128	110		80
	Investor relations and business expenses	197	369		1,486

		4,526	3,844	*	5,427

d.	Other expenses (income):
	Loss from sale of property and equipment	17	-		-
	Gain on sale of patent license, net (net of Polyrizon Ltd. holdings sold) (See also Note 25b)	(1,287)	-		-
		(1,270)	-		-

e.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(191)	(2,205)		(7,832)
	Interest from loans to related parties and deposits	(421)	-		-
	Exchange rate differences, net	-	(14)		-

		(612)	(2,219)		(7,832)
f.	Finance expenses:
	Issuance expenses related to warrants	-	-		1,204
	Exchange rate differences, net	18	-		4
	Losses from remeasurement of investment in financial assets	305	1,046		770
	Finance expense in respect of leases	8	9		15
	Finance expenses from interest and commissions	22	-		21

		$353	$1,055		$2,014

(*)	Reclassified

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2024		2023		2022
Amounts used in the computation of basic and diluted loss	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
		USD		USD		USD
Continuing operations:

Basic loss per share	5,824,972	(7,472)	407,681	(5,883)	175,953	$(2,592)

Effect of potential dilutive ordinary shares	-	-	-	-	-	-

Diluted loss per share	5,824,972	(7,472)	407,681	(5,883)	175,953	(2,592)

b.	The computation of diluted loss per share did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that it has two reportable segments – (1) development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); and (2) online sales of a various range of hemp-based products including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Segment performance (segment income (loss)) is evaluated based on operating income (loss) in the financial statements. The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis.

The review of the CODM is carried out according to the results of the segment’s performance. His review does not include certain expenses that are not related specifically to the activity of each of the segments. Those expenses are presented as reconciliation between segments operating results to total operating results in financial statements.

The Group’s CODM is the CEO of the Company.

	Year ended December 31, 2024
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,306	$1,306
Total	-	1,306	1,306

Segment loss (gain)	4,873	2,443	7,316

Equity losses from the investment in MitoCareX			429
Finance expense (income), net			(259)
Tax income			(14)

Loss			7,472

	Year ended December 31, 2023
	Drug Development	Online Sales	Total
Revenues
External	$-	$2,879	$2,879
Total	-	2,879	2,879

Segment loss (gain)	5,359	1,456	6,815

Company’s share of losses of company accounted for at equity, net			210
Finance expense (income), net			(1,164)
Tax expense			22

Loss			5,883

Drug Development Segment

In the year ended December 31, 2024, the Company recognized other income in the amount of $1,288 as a result of a sale of an intangible asset.

Online Sales Segment

In the years ended December 31, 2023, and 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

	Year ended December 31, 2022
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,347	$1,347
Total	-	1,347	1,347

Segment loss	8,405	(118)	8,287
Company’s share of losses of company accounted for at equity, net			109
Finance expense (income), net			(5,818)
Tax expense			14

Loss			2,592

	As of December 31, 2024
	Drug Development	Online Sales	Total

Segment Assets	$8,407	$1,764	$10,171
Segment Liabilities	$1,194	$226	$1,420

	As of December 31, 2023
	Drug Development	Online Sales	Total

Segment Assets	$7,069	$4,113	$11,182
Segment Liabilities	$1,441	$154	$1,595

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2024		December 31, 2023
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current assets	$-	$15	$-	$121
Current assets	$-	$4,224	$-	$-
Non-current assets	$-	$-	$-	$108
Current liabilities	$55	$245	$95	$-

b.	Transactions with related parties (not including amounts described in Note 24c):

	Year ended December 31,
	2024	2023	2022
Research and development expenses	$63	$40	$208
Sale of minority interest in subsidiary	$-	$2,985	$-

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2024	2023	2022
Short-term benefits	$765	$1,204	$1,940

Management fees (see also note 25a)	$120	$220	$-

Cost of share-based payment	$157	$84	$779

d.

On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo Inc.”), a newly-formed wholly owned subsidiary of Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. acquired from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc US which owns Wellution, for $2,500 in cash, and additional deferred cash payments of approximately $489 accounting for price adjustments related to inventory and working capital, which was paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”). As collateral for the payment in full of the Price Adjustment, SciSparc held back such number of shares of common stock of SciSparc US, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc US. by the Company for working capital, and the release of the Holdback Shares on January 31, 2024, upon the payment in full of the Price Adjustment by Jeffs’ Brands, the Company holds approximately 51% of the share capital of SciSparc US.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc US. entered into a consulting agreement, pursuant to which Jeffs’ Brands provides management services to SciSparc US for the Wellution brand for a monthly fee of $20 and Jeffs’ Brands received a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee reduced to $10 thousand. For the year ended December 31, 2024, the Company has recorded management services expenses in the amount of $120 (for the year ended December 31, 2023 - $220).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

In addition, in connection with the closing of the transaction, the Company and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288 of ordinary shares from each of the Company and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, the Company acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares of the Company having an aggregate value of $288 which was adjusted from $300 according to the 4.99% ownership limit included in the definitive agreements. As of December 31, 2024, the listed share price of Jeff’s Brands on Nasdaq was $ 2.57, and the Company has recorded a loss in its statements of comprehensive loss of $17 on its investment (for the year ended December 31, 2023 -$180).

Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands.

e.

On March 7, 2022, the Company entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Weiss, the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer serve as officers and directors (the “Cooperation Agreement”).

During the years ended December 31, 2024 and 2023, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $63 and $40, respectively.

On November 17, 2022, the Company invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 7,692 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind (see also Note 8).

f.	Mr. Amitai Weiss, the Company’s chairman of the Board, is the chairman of the board of directors of AutoMax (see Note 8b).

g.	On August 13, 2024, the Company entered into the license agreement (the “License Agreement”) of the out-licensing of its SCI-160 program (the “Assets”), with Polyrizon Ltd. (the “Licensee” or “Polyrizon”). According to the License Agreement, the Company granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, the Company received and will receive certain shares of the Licensee, reflecting an issue price of $805, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay the Company pre-determined fees upon the completion of certain development milestones relating to the Assets.

Pursuant to the terms of the License Agreement, the Company is entitled to up to $3,320 based on the achievement of certain milestones, including (i) $50 upon a successful preclinical safety test, (ii) $100 upon first patient enrolled in phase I clinical trial, (iii) $120 upon first patient enrolled in Phase 2a clinical trial, (iv) $150 upon first patient enrolled in Phase 2b clinical trial, (v) $500 upon first patient enrolled in Phase 3 clinical trials, (vi) $800 upon approval by the U.S. Food and Drug Administration, (vii) $800 upon approval by an EU regulatory body, and (viii) $800 upon regulatory approval in any additional jurisdiction. Additionally, the Company is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that comprises, contains and/or incorporates and/or is based on the Licensed Patent Rights, or a Licensed Product (as these are defined in the License Agreement), and sublicense income that we may receive until the longer of (i) fifteen years from the date of the first sale of a Licensed Product (on a country-by-country basis), and (ii) the last to expire valid claim of any licensed patents with respect to a Licensed Product in such country.

On October 31, 2024, following an initial public offering of the Licensee, the Company received 684,931 units, of which (i) 320,000 units, with each unit consisting of one ordinary share of the Licensee and three warrants, each to purchase one additional ordinary share of the Licensee at a purchase price of $4.38 (960,000 warrants in total); and (ii) 364,931 units consisting of one pre-funded warrant to purchase one ordinary share of the Licensee, and three warrants, each to purchase one additional ordinary share of the Licensee at a purchase price of $4.38 (1,094,793 warrants in total). Altogether, the Company received 320,000 ordinary shares, 364,931 pre-funded warrants to purchase one ordinary share of the Licensee, and 2,054,793 warrants to purchase one additional ordinary share of the Licensee at a purchase price of $4.38.

On December 30, 2024, pursuant to a share transfer agreement, the Company sold all of the Licensee ordinary shares and pre-funded warrants held by it to a third party, as well as an aggregate of 1,541,096 Licensee common warrants to third parties, for aggregate consideration of $771. In addition, in consideration for the License, the Company will receive royalties from sales related to the Assets and income generated from it.

As of December 31, 2024, the Company holds 513,698 warrants to purchase one additional ordinary share of the Licensee at a purchase price of $4.38. The warrants expire on October 31, 2029. The value of the warrants on December 31, 2024, is $517.

Mr. Oz Adler, the Company’s Chief Executive Officer, is a director of the Licensee.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024	October 31, 2024
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	2.17	4.15
Underlying Share Price of Polyrizon Ltd. ($)	0.36	4.38
Exercise price ($)	4.38	4.38
Warrants fair value ($)	517	1,399

h.

On April 10, 2024, the Company entered into an Agreement and plan of merger, as amended (the “Merger Agreement”) with AutoMax and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”).

On August 14, 2024, SciSparc and AutoMax entered into the Merger Agreement addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, SciSparc and AutoMax entered into the Merger Agreement second addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, SciSparc and AutoMax entered into the Merger Agreement third addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025.

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement): (a) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 49.99% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding ordinary shares of the Company on a fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 50.01% of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions); (b) subject to the consummation of the Merger (as defined in the Merger Agreement, the “Closing”), and immediately after the Effective Time, AutoMax shall have the right to (i) designate two members to the Board if the Board is comprised of five or six directors; or (ii) designate three members if the Board is comprised of seven directors. At least one such designee shall be an independent director, as defined under the Nasdaq Stock Market listing rules. (See also Note 26b).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 25:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

On July 8, 2024, the Company announced that it signed a non-binding letter of intent with Miza III Ventures Inc. (“Miza”), a publicly traded company on the Toronto Stock Exchange Venture in Canada, which references a proposed asset and share purchase agreement, to spin off its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals. (collectively, the “Target Assets”)

The agreement is based on the approximate total $3,300 (CAD 4.5 million) enterprise value of Miza, when including its $1,000 cash position, and an approximate $11,600 (CAD 15.8 million) value of the Company’s assets.

Pursuant to the LOI, the Company will sell, assign, convey and transfer to Miza the Target Assets in consideration for 63,300,000 common shares of Miza and up to 48,000,000 Miza contingent rights based on pre-determined milestones. Following the closing of such transaction, the Company would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing definitive terms between the parties. The resulting entity, of which SciSparc will hold a stake in the resulting entity ranging from a minimum of approximately 75% to a maximum of 84.53%, will be active in both the pharmaceutical and supplement sectors.

On March 28, 2025, the Company entered into a second amendment (the “Miza Amendment”) to the non-binding letter of intent, as amended by the first amendment on December 16, 2024, with Miza. According to the Miza Amendment, the deadline to enter into definitive agreements was extended from March 31, 2025 to June 30, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than July 31, 2025, which was extended from April 30, 2025.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE

a.

On February 18, 2025, the Company announced that it has reached a settlement agreement (the “Settlement”) regarding a lawsuit it filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of the Company’s former directors (the “Defendants”) case number 34426-02-22 (the “Suit”). The Suit included allegations of breaches of fiduciary duties of the Defendants under the Israeli Companies Law, 1999, relating to a prior acquisition of a pain clinic network through a subsidiary of the Company (See Note 17a).

As part of the Settlement, which was facilitated through mediation and approved by the court, SciSparc will be entitled to a $411 cash payment from the Defendants, in exchange for the full dismissal by SciSparc of the alleged claims brought against the Defendants in the Suit.

The Settlement also includes the termination, effective as of February 5, 2024 of a disputed licensing agreement with Dekel, entered into on May 21, 2015 and amended from time to time (the “License Agreement”). As part of the Settlement, Dekel clarified, to SciSparc’s full satisfaction, that SciSparc will retain its exclusive global rights to its extensive intellectual property portfolio, patents, know-how and technologies and is released from all alleged commitments, claims and royalties related or arising out of the License Agreement, including those related to claimed core technologies, ensuring a continued focus on SciSparc’s core development programs. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related whatsoever to the Company’s pipeline and development program.

b.

On February 24, 2025, the Company announced that it has entered into a loan agreement with AutoMax to provide a $2,000 loan (the “New Loan”). The funding will support AutoMax’s business expansion following its entry into the direct import of Anhui Jianghuai Automobile Group Corp., Ltd. electric vehicles. The New Loan is in addition to previous bridge loans in an aggregate amount of $4,250 (the “Previous Loans”). The Previous Loans were provided in lieu of SciSparc’s obligation to provide a $4,250 closing financing, in accordance with the merger agreement signed between the parties. On March 27, 2025, SciSparc and AutoMax entered into a third addendum to the Merger Agreement, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025.

The loan, bearing an 8% annual interest rate, will be repaid in equal monthly installments of $50 and interest, commencing on March 24, 2025,with AutoMax retaining the option for early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the merger agreement, and thereafter AutoMax shall continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax has pledged a first-ranking fixed charge on its subsidiary’s shares.

c.

On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company agreed to sell and issue to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 (the “Subscription Amount”), which are convertible into the Company’s ordinary shares, no par value per share (the “Ordinary Shares” and, as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures is subject to certain conditions and limitations.

The Debentures, when issued, will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the twenty (20) consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”); provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

At the closing of the transaction, the Company issued to the investors 3,615,656 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $0.5532 per warrant. The warrants are exercisable for a term of five years from the issuance date.

d.	On April 1, 2025, we entered into a securities purchase agreement with Polyrizon, pursuant to which we participated in a private placement of Polyrizon and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, we entered into an exchange agreement with Polyrizon, pursuant to which we exchanged existing ordinary share warrants of Polyrizon held by us for Series A warrants to purchase ordinary shares of Polyrizon.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE (CONT.)

The Company entered into a global guaranty agreement (the “Global Guaranty Agreement”) with one of the investors (the “Investor”) through certain of the Company’s subsidiaries, pursuant to which such subsidiaries will guaranty the Company’s obligations under the Debenture with the Investor and other instruments, agreements or other items executed or delivered pursuant to the Global Guaranty Agreement.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company subsidiaries, pursuant to which the Company has agreed to provide to the Investor registration rights under the Securities Act of 1933, as amended (the “Act”) and the rules and regulations promulgated thereunder, and applicable state securities laws.

In connection with the transaction, on February 25, 2025, the Company entered into a Deed of Assignment (the “Deed”) with AutoMax, and three of the investors. Pursuant to the Deed, the Company assigned part of the Subscription Amount in the amount of $2,000 to AutoMax in lieu of making the payment under the Loan Agreement (the “Loan Agreement”) to which the Company entered into with AutoMax on February 24, 2025.

d.

On February 25, 2025, the Company announced it has signed a definitive agreement to sell its entire ownership interest in MitoCareX to N2Off, Inc., a publicly-traded company in the United States (Nasdaq: NITO) (“N2OFF”).

The Company has entered into a Securities Purchase and Exchange Agreement with N2OFF, under which the Company and other sellers, including Dr. Alon Silberman and Prof. Ciro Leonardo Pierri, will transfer full ownership of MitoCareX to N2OFF. As part of the agreement, the Company will sell 4,961 shares of MitoCareX to N2OFF for $700 and exchange its remaining shares for common stock in N2OFF. In total, the Company and the other sellers will receive N2OFF common stock equivalent to 40% of the company’s fully diluted capital stock. The transaction is subject to certain conditions, including approval of N2OFF’s shareholders. Upon closing, MitoCareX will become a wholly owned subsidiary of N2OFF, with its board restructured under N2OFF’s control.

In addition, the Company and the other sellers will be entitled to receive additional N2OFF stock based on milestone achievements, representing up to 25% of N2OFF’s fully diluted capital stock. As part of the financial terms, the Company, along with the other sellers, will collectively receive 30% of N2OFF’s financing proceeds over five years, up to a maximum of $1,600. N2OFF has also committed to investing $1,000 in MitoCareX post-closing. Dr. Silberman will continue as CEO of N2OFF under a revised employment agreement, which includes a restricted stock grant of 5% of N2OFF’s capital stock, vesting over three years. The agreement contains customary representations, warranties, and provisions for termination if the closing does not occur within 30 days.

Mr. Amitay Weiss, who serves as the chairman of the Board, also serves as the chairman of the board of directors of N2OFF. In addition, Ms. Liat Sidi, who also serves as a member of the Board, also serves as a member of the board of directors of N2OFF.

- - - - - - - - - - - - - - - - - - - - - - - - -

AutoMax Motors Ltd.

Consolidated Financial Statements for

December 31, 2024

AutoMax Motors Ltd.

Consolidated Financial Statements for

December 31, 2024

Auditors’ Report

To the shareholders of

AutoMax Motors

We have audited the accompanying balance sheets of AutoMax Motors Ltd. (hereafter: “the Company”) as of December 31, 2024 and 2023, and the related statements of profit and loss, statements of changes in equity and statements of cash flow for the years then ended. These financial statements are the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations, the changes in equity and cash flow for those years ended, in conformity with International Financial Reporting Standards (IFRS) and the provisions of the Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our above opinion, we refer to note 21(a) to the financial statements regarding the indictment that was filed against the company Global AutoMax Ltd. along with its officers, for suspicions of committing offenses as detailed in the note, and also to what is stated in note 1(d) regarding the company’s financial situation, the company’s losses and regarding the steps the company is taking in order to meet its obligations. The company estimates that its financial strength, together with its financial sources and taking the actions detailed in the note, will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

Key matters in the audit

Key matters in the audit are matters that were communicated, or were required to be communicated, to the company’s board of directors and which, according to our professional judgment, were most significant in the audit of the consolidated financial statements for the current period. These matters include, among other things, any matter which: (1) relates, or may relate, to material sections or disclosures in the financial statements and (2) our judgment regarding it was particularly challenging, subjective or complex. These matters are answered as part of our audit and formation of our opinion on the consolidated financial statements as a whole. The communication of these matters below does not change our opinion on the consolidated financial statements as a whole and we do not use it to give a separate opinion on these matters or on the sections or disclosures to which they refer.

Vehicle inventory

As described in note 8 to the consolidated financial statements, as of December 31, 2024, the balance of the vehicle inventory amounts to approximately 209,798 thousand NIS and constitutes approximately 57% of the total assets in the Company’s consolidated financial statements.

Also, as described in note 2(9), the company’s management measures the inventory according to the lower of cost or net realizable value. The inventory cost includes the expenses for purchasing the inventory and bringing it to its current location and condition. Net realizable value is the estimate of the sale price in the normal course of business minus the estimate of costs for completion and costs necessary to carry out the sale. Vehicle inventory cost is determined based on a specific cost.

Due to the materiality of the vehicle inventory balance in the consolidated financial statements and due to the fact that the audit of the inventory is an essential part of the audit work, we determined, according to our professional judgment, that the examination of the existence and evaluation of the inventory as of December 31, 2024 is a key matter in the audit.

The audit procedures carried out in response to the key matter in the audit

The audit procedures we performed, related to this key matter, included, among others, the following procedures: understanding the internal control environment regarding the vehicle inventory registration process; Attending the company’s inventory counts and sampling inventory details for the purpose of checking their existence; receiving direct counting approvals from external websites; checking vehicle inventory costs and their book value; Assessing the adequacy of the disclosure in the consolidated financial statements; Checking that inventory items are shown according to the lower of cost or net realizable value.

Examining the decline in value of the company’s assets

As a continuation of Notes 2(13) and 2(15), the company identified signs of asset impairment and performed an asset impairment assessment, in accordance with the requirements of International Accounting Standard IAS 36, through a comparison between the book value of the cash-generating unit and its recoverable amount. We identified the examination of the decline in value of the company’s assets, as of December 31, 2024, as a key matter in the audit. Determining the recoverable amount for the aforementioned cash-generating units involved a great deal of subjective judgment, since changes in the assumptions can have a material effect on the result of the examination of the decline in value of the cash-generating units.

The audit procedures carried out in response to the key matter in the audit

The audit procedures we performed, related to this key matter, included, among others, the following procedures: understanding of processes and the control environment, regarding the examination of impairment by the company; Examining the adequacy of the identification of the cash generating units; Examining the methodology used in determining the refundable amount; assessment of the skills, experience and independence of the valuer on behalf of the Company’s Management; Assessing the plausibility of the significant assumptions underlying the works to examine impairment; Performing a sensitivity analysis regarding the Management’s significant assumptions used in the valuation; due diligence of the book value and value in use of the cash-generating units; Examination of the adequacy of the disclosures in the financial statements related to the examination of the decrease in value.

Sincerely,

Ben David Shalvi, Kop & Co.
Certified Public Accountants, (Isr.)
Jerusalem,	Jerusalem, March 27, 2025

AutoMax Motors Ltd.

Consolidated statements of financial position

(in thousands of ILS)

		for December 31st
	Note	2024	2023
Current assets
Cash and cash equivalents	5	1,486	1,552
Customers	6	28,883	26,552
Receivables and debit balances	7	66,593	34,801
Receivable current taxes		26	2,023
Vehicle inventory	8	209,798	183,647
Indemnity asset		1,000	1,000
		307,786	249,575
Non-current assets
Investment in companies handled according to the book value method	9	11,482	12,489
Right-of-use assets, net	10	15,454	20,485
Fixed assets, net	11	6,561	7,871
Intangible assets, net	12	16,453	11,119
Long-term deposits in banking corporations	13	1,242	409
Payment for credit balance		5,164	-
Financial asset stated at fair value through profit and loss		172	172
Deferred taxes	24	-	3,005
Long-term prepaid expenses		582	191
		57,110	55,741
Total Assets		364,896	305,316

AutoMax Motors Ltd.

Consolidated statements of financial position

(in thousands of ILS)

		for December 31st
	Note	2024	2023
Current liabilities
Short term credit from banking corporations and financing bodies	14	175,683	141,430
Current maturities of lease liabilities	10	5,001	5,775
Suppliers and service providers	15	29,045	16,169
Accounts payable and credit balances	16	48,286	45,820
Loan given as an advance on the merger transaction	21B (16)	15,593	-
Payable current taxes		1,183	-
Liability for bonds		14,371	6,849
		289,162	216,043

Non-current liabilities
Long term credit from banking corporations	17	11,241	1,807
Long-term liabilities with respect to lease	10	11,919	16,329
Loans from non-controlling shareholders	18	1,037	985
Liability for bonds	19	20,344	34,598
Liabilities for employee benefits, net	20	57	140
Deferred taxes	24	635	-
		45,233	53,859
Total equity
Total equity attributed to Company shareholders
Share capital	22	5,184	5,184
Share premium		78,467	78,467
Warrants		1,845	1,845
Capital reserve funds		(240)	(312)
Share-based payment		20,136	20,014
Retained loss		(72,336)	(68,636)
Total equity attributable to company shareholders		33,056	36,562
Non-controlling rights		(2,555)	(1,148)
Total equity		30,501	35,414
Total liabilities and equity		364,896	305,316

27.03.25
Date of approval of financial statements	Daniel Levy CEO	Amitay Weiss Chairman of the Board	Ya’ara Alfie CFO

AutoMax Motors Ltd.

Consolidated statements of profit and loss

(in thousands of ILS)

		For the year ended on December 31,
	Note	2024	2023	2022

Revenues	25	398,173	418,932	453,617
Cost of sales	26	(347,079)	(381,089)	(392,918)
Gross profit		51,094	37,843	60,699

Sales and marketing expenses	27	(21,621)	(27,194)	(27,612)
General and administrative expenses	28	(17,728)	(16,965)	(16,849)
Granting options to employees		(122)	(2,549)	(9,976)
Other incomes	29	5,022	1,557	226
Operational profit (loss)		16,645	(7,308)	6,488

Financing expenses	30	(17,446)	(16,831)	(8,935)
Financing incomes	30	3,025	7,722	3,703
Financing expenses, net		(14,421)	(9,109)	(5,232)
Company’s share in losses of companies handled according to the book value method		(2,118)	(600)	(585)
Profit (loss) before taxes on income		106	(17,017)	671
(Taxes on income) tax benefit		(5,213)	(358)	(1,931)
Profit (loss) for the year		(5,107)	(17,375)	(1,260)

Annual profit (loss) allocation:
For company shareholders		(3,700)	(16,384)	(1,104)
Non-controlling shareholders		(1,407)	(991)	(156)
		(5,107)	(17,375)	(1,260)

Profit (loss) per share attributable to the Company’s shareholders number of shares		103,691,970	77,377,503	47,785,204
Profit (loss) per share in ILS	31	(0.04)	(0.21)	(0.02)
Profit (loss) for the year		3,700	16,384	(1,104)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated statements of comprehensive income

(in thousands of ILS)

	For the year ended on December 31st
	2024	2023	2022

Loss for the year	(5,107)	(17,376)	(1,260)
Other comprehensive income (loss)
Items not reclassified as profit or loss:
Recalculation of net liability with respect to employment termination	72	118	98
Total other comprehensive annual income (loss)	72	118	98
Total annual comprehensive income (loss)	5,035	17,258	(1,162)

Total annual comprehensive income (loss):
For Company shareholders	3,628	(16,266)	(1,006)
For non-controlling shareholders	(1,407)	(991)	(156)
Total	(5,035)	(17,258)	(1,162)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated statements of changes in shareholders’ equity

(in thousands of ILS)

	Share capital	Shares premium	Option warrants	Capital reserve funds	Share-based payment	Retained loss	Total equity attributed to Company shareholders	Non-controlling interest rights	Total

Balance as of Jan. 1, 2024	5,184	78,467	1,845	(312)	20,014	(68,636)	36,562	(1,148)	35,414
Share-based payment	-	-	-	-	(122)	-	(122)	-	(122)
Other total income	-	-	-	72	-	-	72	-	72
Loss for the period	-	-	-	-	-	(3,700)	(3,700)	(1,407)	(5,107)
Balance as of December 31, 2024	5,184	78,467	1,845	(240)	20,136	(72,336)	33,056	(2,555)	30,501

	Share Capital	Shares premium	Option warrants	Capital reserve funds	Share-based payment	Retained loss	Total equity attributed to Company shareholders	Non-controlling interest rights	Total

Balance as of Jan. 1, 2023	$2,389	$67,382	$1,457	$(430)	$17,465	$(52,252)	$36,011	$(156)	$35,855
Issuance of shares and allocation of options	-	-	388	-	-	-	388	-	388
Issuance of shares via private offer	1,114	12,766	-	-	-	-	13,880	-	13,880
Issuance of shares according to milestones	1,681	(1,681)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	2,549	-	2,549	-	2,549
Other total income	-	-	-	118	-	-	118	-	118
Loss for the period	-	-	-	-	-	(16,384)	(16,384)	(992)	(17,376)
Balance as of December 31, 2023	5,184	78,467	1,845	(312)	20,014	(68,636)	36,562	(1,148)	35,414

	Share Capital	Shares premium	Option warrants	Capital reserve funds	Share-based payment	Retained loss	Total equity attributed to Company shareholders	Non-controlling interest rights	Total

Balance as for Jan. 1, 2022	2,389	67,382	1,457	(413)	7,488	(51,148)	27,155	-	27,155
Share-based payment	-	-	-	-	9,977	-	9,977	-	9,977
Other total income	-	-	-	98	-	-	98	-	98
Allocation of rights to shares	-	-	-	(115)	-	-	(115)	-	(115)
Loss for the period	-	-	-	-	-	(1,104)	(1,104)	(156)	(1,260)
Balance as for December 31, 2022	2,389	67,382	1,457	(430)	17,465	(52,252)	36,011	(156)	35,855

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands of ILS)

	For the year ended on December 31,
	2024	2023	2022
Cash flow from current operations
Loss for the year	(5,107)	(17,375)	(1,260)
Adjustments that are required to present net cash flows from operating activities (Appendix A)	(31,602)	20,516	(96,782)
Net cash generated by (used for) operating activities	(36,709)	3,141	(98,042)

Cash flows from investment activities
Purchase of fixed assets	(1,049)	(3,951)	(3,810)
Entry into Consolidation (Appendix C)	-	-	465
Withdrawal (investment) in affiliated companies	(521)	5,268	(14,534)
Investment in financial asset calculated at fair value through profit and loss	-	-	(172)
Withdrawing (depositing) a long-term deposit	(800)	133	61
Investment in intangible assets	(854)	(3,416)	(923)
Consideration for realization of fixed assets, net	115	1,703	460
Acquisition of leased assets	(264)	(90)	-
Payment for credit balance	(5,164)	-	-
Net cash used for investing activities	(8,537)	(353)	(18,453)

Cash flows from financing activities
Loan given as an advance on the merger transaction	15,297	-	-
Issuance of capital	-	8,880	-
Receipt (repayment) of short-term credit from banking corporations	31,749	(391)	77,874
Repayment of liabilities for lease agreements	(5,839)	(5,272)	(3,785)
Receipt (repayment) of long-term loans from banking corporations	10,822	(1,969)	(2,446)
Assignment of minority rights	-	(151)	(767)
(Repayment) issuance of bonds	(6,849)	(4,567)	45,015
Net cash generated by (used for) financing activities	45,180	(3,470)	115,891

Decrease in cash and cash equivalents	(66)	(682)	(604)
Cash and cash equivalents as for the beginning of the year	1,552	2,234	2,838
Cash and cash equivalents for year end	1,486	1,552	2,234

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands of ILS)

Appendix A - Adjustments required for the presentation of net cash flows from operating activities

	For the year ended on December 31,
	2024	2023	2022
Incomes and expenses that do not involve cash flows
Depreciation and amortizations	10,778	10,392	8,182
Financing expenses	3,619	293	421
Other incomes	(31)	(104)	(226)
Share-based payment	(122)	2,549	9,976
The Group’s share in the results of companies handled according to the book value method, net	2,118	599	585
Net financing expenses	790	2,939	2,662
	17,396	16,668	21,600
Changes in assets and liabilities
Increase in vehicles inventory	(25,661)	(6,551)	(97,082)
Decrease (increase) in accounts receivable and debit balances	(31,625)	9,806	(21,238)
Increase in trade receivables	(10,021)	(8,733)	(9,253)
Increase (decrease) in suppliers and service providers	12,876	(8,949)	6,403
Accounts payable and credit balances	2,634	21,743	1,368
Increase in long-term prepaid expenses	(391)	(191)	-
Increase in employee’ benefits and employee related provisions	10	78	88
Increase (decrease) in current payable taxes to receive (to pay)	3,180	(3,355)	1,332
	(48,998)	3,848	(118,382)

	(31,602)	20,516	(96,782)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Consolidated Statements of Cash Flows

(in thousands of ILS)

Appendix B - Non-cash transactions

	For the year ended on December 31,
	2024	2023	2022

Increase in right-of-use assets against lease liabilities	570	6,188	2,202
Payment for credit balance	7,690	-	-

Appendix C - Entry into Consolidation

Working capital not including cash	-	-	167
Inventory	-	-	613
Fixed assets and intangible assets	-	-	938
Balances with respect to lease, net	-	-	(167)
Loan from related parties	-	-	(2,780)
Goodwill	-	-	764
	-	-	465

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General

A. Company description:

The Company was incorporated in 2006 and until December 2019, it offered and supplied, together with its subsidiaries, a variety of proprietary programmatic data-driven platforms that focused on two main activities of domain monetization and mobile digital advertising for advertisers, advertising agencies, application developers, and domain owners, mainly in the US and in European countries. Its ordinary shares were traded on the London Stock Exchange (“LSE”) and on the Tel Aviv Stock Exchange Ltd. (“TASE”).

On June 23, 2020, trading in the Company’s shares was suspended on the LSE and TASE exchanges. On November 25, 2020, trading resumed on the TASE as part of the list for limited trading (retention list) and on January 12, 2021, the Company’s shares returned to general trading on the main list of TASE.

On November 23, 2020, the Company’s shares were delisted from trading on the LSE.

During the period between the middle of 2017 and up to December 2019, the Company sold all of its activities in the field of digital advertising.

As of the date of the completion of the merger transaction with Global Automax (as detailed in Note 1(c) hereunder), the Company is engaged, through Global Automax Ltd, a fully controlled subsidiary, in the import to Israel and in the marketing of a variety of private and commercial vehicles models. In addition, the Company is also engaged in the direct import and marketing in Israel of private vehicles by Anhui Jianghuai Automobile Group Corp. LTD (“JAC Motors”) (through Automax Direct Import Ltd. (for further details, see Note 21B(21) below), in the direct import and marketing in Israel of TEMSA SKODA SABANCI ULASIM ARACLARI A.S. (“Temsa”) buses (through Dalhom Automax (as defined below), and the purchase and sale of used vehicles (trade-in) (through Automax Trade In (as defined below). Regarding the merger with Global Automax Ltd., see Note 1(c) hereunder.

On April 22, 2021, the Company changed its name from Matomy Media Group Ltd. to AutoMax Motors Ltd.

Following are details of companies held by the Company as of the reporting date:

●	Global Automax Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel (hereinafter: “Global Automax”) in 2014.

●	Automax Trade In Ltd. (hereinafter: “Automax Trade In”) - holding 80% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Dalhom Automax Ltd. (hereinafter: “Dalhom Automax”) - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Automax Leasing Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

B. Description of Global Automax Ltd.:

Global Automax was incorporated in Israel in 2014 as a private company in accordance with the provisions of the Companies Law, 1999 (hereinafter: “the Companies Law”).

The head offices of Global Automax are situated in Jerusalem. As of the day of its incorporation, Global Automax has been engaged in importing into Israel and marketing a variety of private vehicle models.

Global Automax has an indirect and direct importer license, as defined in Paragraph 42 of the Services and Professions Licensing in the Automotive Industry Law, 5766-2016 (hereunder: “Automotive Services Licensing Law”) for 37 vehicle in a variety of models.

At the time of signing the financial statements, Global Automax operates through eight car sales centers located in Jerusalem, Rishon Le-Zion, Afula, Haifa, Ra’anana, Acre, Netanya, and Ashdod, and operates a storage complex and a vehicle preparation - pre-delivery inspection (PDI) system.

During the financial statements period, the Company closed its branches in Ashkelon and Petah Tikva (which were closed since the outbreak of the Iron Swords War), in Beer Sheva    (due to the end of an agreement with an authorized distributor who operated this branch), and also after the financial statements period, the branch in Galilot, which served as a trade-in center and for the sale of new vehicles. It should be clarified that as of the closure of the branch in Galilot, trade-in operations are not being conducted within the framework of the existing Company’s branches. The Company estimates that the closing of these branches has no significant impact on the Group.

Following are details of companies held by Global Automax as of the reporting date:

●	Automax Fleets Ltd. (formerly IDV Vehicle Importers Ltd.) - 100% ownership of the issued and paid-up capital, a private company incorporated and registered in Israel in 2019.

●	Automax HaSharon (2021) Ltd. (hereinafter: “Automax HaSharon”) - holding of 67% of the issued and paid-up capital. A private company incorporated and registered in Israel in 2021.

●	Automax HaShfela Ltd. - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Automax Leasing and Car Rental Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2023.

C. Merger with Global Automax.

On March 24, 2021, the merger transaction was completed, under which the Company allocated shares to the controlling shareholders of the Company (former shareholders of Global Automax), in exchange for the transfer to the Company of 100% of the share capital of Global Automax - ordinary shares which immediately after their allocation constituted 52.53% of the Company’s issued and paid-up share capital, as well as rights to the allocation of additional shares upon the fulfillment of milestones set in the merger agreement.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

On March 28, 2023, in light of the Company’s fulfilment of milestones number 2 and 3, stipulated in the merger agreement, the Company allocated additional ordinary shares of the Company to the controlling shareholders, which together constituted approximately 41% of the issued and paid-up capital of the Company after the allocation. As of the date of signing the financial statements, the controlling shareholders of the Company collectively hold approximately 55.65% of the issued and paid-up share capital of the Company.

On March 23, 2025, the options granted to the Company’s officers in connection with the merger transaction with Global Automax expired. For further details, see Note 33c (events after the balance sheet date).

D. Effect of changes in the business environment on the Group’s activities and the Group’s business condition:

The Company imports its inventory of vehicles from various suppliers, from Europe and North America. Its revenues are derived from the sale of vehicles in Israel in ILS. Therefore, the Company is exposed to depreciation in the exchange rate of the shekel (ILS) against foreign currencies, from which vehicles are imported. In light of the trend of decline in the exchange rate of the shekel against foreign currencies that the Company is exposed to since the beginning of 2023, the Company has changed the mix of vehicles it imports and the purchase currencies (in accordance with the changes in the market). In addition, the Company implements a currency risk management policy which is designed to reduce these exposures.

From the second quarter of 2022 and until the second quarter of 2023, inter alia due to the emergence of a number of economic and geopolitical events that affected price levels worldwide, there was a sharp increase in inflation (during the 12-months period between March 2023 and March 2024, the consumer price index in Israel rose by 5%). The increase in the consumer price index in Israel in 2024 amounted to 3.2% compared to 3% in 2023. According to the Bank of Israel forecast, inflation is projected to be 2.6% in 2025, and 2.3% in 2026.

In response to the increase in prices and subsequently to the interest rate increases by the central banks in Europe and the USA, starting in April 2022, the Bank of Israel decided to raise the Bank of Israel’s interest rate, and it increased the rate several times from a rate close to zero (which prevailed for about 7 years) to a rate of 4.75% per year. In January 2024, the Bank of Israel decided to lower the annual interest rate by 0.25% to a level of 4.5%, which also applies at the time of the statement’s publication. According to the Bank of Israel forecast, the Bank of Israel interest rate is expected to average 4.0/4.25% in the fourth quarter of 2025.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

The credit lines provided by banking corporations to the companies within the Group bear interest at the rate of the prime interest rate (which is the Bank of Israel’s interest plus 1.5%. At the time of the publication of the financial statements, the prime interest rate is 6%), plus a specific rate, as agreed during deliberations with the banking corporations upon actual takeout of the credit. This rate is influenced, inter alia, by the market interest rate, the credit volume, and the bank’s familiarity with the Company. Therefore, the increase in the Israeli interest rate has led to a rise in the Group’s financing costs, which may affect the financial results of the Group and its profitability. However, the Company does not expect that a higher interest rate environment will pose a practical obstacle in obtaining credit from banks or other financing entities.

However, the high interest rate environment and the effects of the Iron Swords War, especially if the war continues or expands, are expected to slow down the growth rate of the market in general and the Company in particular, as well as cause a decline in private consumption. In a forecast published in January 2025 by the Research Department of the Bank of Israel, the Israeli growth rate in 2024 is expected to be 0.6% (a decrease of 0.1% compared to the forecast published in October 2024), and the rate of growth in private consumption is expected to increase from a negative rate of 0.9% in 2023, to 4% in 2024, and to 7.5% in 2025. (A decrease of 1% and 0.5%, respectively, compared to the forecast published in October 2024). High inflation and interest rates may negatively affect the Company’s sales pace and consequently its profitability.

During the first quarter of 2023, the new government began promoting a plan to make fundamental changes to the legal system in Israel, culminating in the Knesset’s approval of the Basic Law: The Judiciary (Amendment No. 3) (constricting the reasonableness standard), without agreement with the opposition, in a manner that provoked public criticism and widespread protests, and its annulment on January 1, 2024 by the Supreme Court. The proposed changes aroused widespread controversies and criticisms, which may, according to various publications by international credit rating companies (such as Moody’s), financial bodies, senior economists in the market, heads of academia and experts in the fields of law, economics and society in Israel, influence the stability of the economy and the market in Israel. These changes, along with other factors detailed below, have led to a downgrading of Israel’s credit rating by international rating agencies, as well as downgrading of rating forecasts by these agencies.

Such changes may have a negative impact on the economic environment in which the Company operates, on the cost of financing sources, on the credit rating of the Israeli market, and more. However, since these are changes, most of which have not yet been enacted or entered into force, the extent of their impact on the Israeli economy and the automotive industry in general and the Company in particular, are unknown and cannot be assessed at this stage.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

As of the second quarter of 2023, the Company is working to reduce the cost of vehicle inventory per vehicle it owns by increasing the supply of vehicles of the intermediate and lower category, that are marketed by the Company, with the aim of adjusting the Company’s vehicle inventory to the increased demand for vehicles of the intermediate and lower category, as a result of the economic and financial situation in the State of Israel.

The Company is exploring expanding and diversifying its sources of supply for imported vehicles, including brands manufactured in China that have been in demand in the Israeli automotive market, and during the months of September-November 2024, Automax Direct Import, a wholly owned subsidiary of the Company, finalized an agreement with Anhui Jianghuai Automobile Group Corp., Ltd., incorporated in China (hereinafter: “the Manufacturer”), which manufactures private and commercial vehicles, among others under the JAC Motors brand, under agreements for direct import, distribution and service of vehicles and spare parts manufactured by the Manufacturer in Israel. For additional details, see Note 21b here below. According to the Company’s assessment, the implementation of this step will have a positive impact on its revenues.

The Company bases its cash flows for the forthcoming periods on the consolidated cash flow, taking into account the individual cash flows of the companies it holds, in order to conservatively serve all of the Company’s obligations towards bondholders (series B) and the fully/partially owned companies towards various banking corporations and third parties.

To this end, the Group has taken and continues to take the following steps:

1.	Changing the mix of imported and sold vehicles in the Company’s branches according to the current demand of its customers. The changes in the business environment as mentioned above, caused a demand for vehicles in the intermediate and small vehicle categories. During the reporting period, the Company primarily sold vehicles from the intermediate category, which corresponds with the Company’s plans to change its vehicle mix to vehicles in the intermediate and small category, and contributed to an increase in sales compared to the same period last year.

2.	The Group has flexibility regarding the financing of advances to suppliers and discount policies to customers according to conditions in the market, interest rates and exchange rates and the needs of the Company.

3.	The financing that the Company provides to the companies within the Group is subject to the Company’s amortization schedule towards the bondholders (series B).

4.	Strengthening the Company’s equity capital through the raising of capital (including the Merger Transaction (insofar as it is completed) with SciSparc Ltd., (hereinafter: “SciSparc”) as detailed in Note 21(b) below.

It should be clarified that the Company’s assumption regarding the repayment of loans provided to held companies, which have been granted credit facilities by banking corporations, is based on the fact that on the repayment date as mentioned, the held companies will comply with the financial criteria and other terms that they have undertaken towards those banking corporations.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

The Company raised funds from the public via bonds (series B), as detailed in Note 19 below. As part of the shelf offering report and trust deed, the Company undertook to comply with a number of financial criteria, detailed in note 21c hereunder. The Company’s policy and operations are aimed at meeting the principal and interest payments to bondholders (series B) as well as the financial criteria at any point in time.

The Company has various tools for implementing this policy, as detailed below:

1.	Selecting the mix of imported vehicles, the import currencies, the amount of advances to suppliers and the selling prices in Israel, as detailed above.

2.	Inventory management policy - the Group can increase or decrease the amount of vehicles as well as inventory value according to its operational plans and to the seasonality in the automotive industry.

As of the date of the publication of this report, the Company is unable to assess the full future effects, to the extent that they may be, of all of the factors mentioned above on the automotive industry in Israel in general and on the Company’s activities in particular. However, the Company estimates that its financial stability, along with its financial sources and the actions detailed above, will enable it to continue and finance its operations and meet its obligations in the foreseeable future.

E. Effects of the Iron Swords War:

On October 7, 2023, the terrorist organization Hamas launched a murderous attack on the State of Israel, which included firing rockets and the infiltration of thousands of terrorists into its territory. The attack claimed many victims, including Israeli and foreign citizens who were abducted to the territory of the Gaza Strip. Following the attack, the Israeli government declared war, named the Iron Swords war, and mobilized approximately 300,000 reservists and launched an attack on the Gaza Strip (hereinafter: “the war”). At the same time, a conflict is underway in the northern part of the country against the terrorist organization Hezbollah, and attacks have also been carried out from other arenas aimed at the State of Israel.

The immediate impact of the outbreak of the war on Israel’s economy was evident, and was reflected, inter alia, in the devaluation of the shekel against foreign currencies, declines in stock exchange rates, the closing of many businesses due to the directives of the Home Front Command and the extensive mobilization of reservists, a trend that was moderated in the first quarter of 2024, with the release of reserve forces, appreciation of the shekel against foreign currencies, increases in exchange rates and a return to a certain routine in the shadow of the war.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

The macroeconomic forecast published by the Bank of Israel in January 2025, as detailed in Note 1d above, assumes that the direct economic impact of the war will continue until the end of the first quarter of 2025. According to the forecast, this assumption embodies a moderate level of intensity of the fighting even in early 2025. The downside risk to the growth forecast has decreased in light of geopolitical developments in the fourth quarter of 2024, and in particular the relative calm on the Lebanese front, so that the probability attributed to security scenarios with more serious economic consequences has decreased. However, this risk is still at a very high level compared to normal. Therefore, the level of uncertainty surrounding growth, inflation, interest rate, and government deficit forecasts is still high.

With the outbreak of the war, the Company worked to reduce its ongoing expenses, as much as possible under the circumstances, including reducing advertising and marketing expenses, reducing other ongoing expenses, and reducing personnel expenses. In addition, the Company also worked to reduce its fixed expenses, as much as possible under the circumstances, including partial or no payment of rent in some of its branches, as well as the closing of three branches, as detailed in note 1b above.

With the outbreak of the war, the Houthis, an Islamic political and military organization in Yemen, declared war on Israel, and began to launch missiles at targets in Israel as a supportive action for the terrorist organizations in the Gaza Strip and Hezbollah, to launch drones at Israel, and to attack ships that they claim have a connection to Israel. As a result of these attacks on ships, several shipping companies have announced the suspension of sailing through the Red Sea. The situation developed into an international crisis that led to the formation of an international coalition to ensure freedom of navigation and the declaration by the United States and its allies of the launch of Operation Prosperity Guardian against the Houthis in order to stop attacks against vessels. With the declaration of a ceasefire between Israel and Hamas, as detailed below, the Houthis stopped attacks against Israel as well as attacks on vessels, but most shipping companies did not return to sailing in the Red Sea region. After the reporting period, the United States launched a military operation in Yemen, which at this stage includes air strikes.

The Company imports its inventory of vehicles from various suppliers situated in Europe and North America. The vehicles that the Company imports from China are directly affected by delays in delivery times and increases in logistics and transportation prices resulting from Houthi attacks in the Red Sea region, but the Company has taken into account the effects of the above disruptions and price increases in its work plans. However, the changes and disruptions in the shipping routes as mentioned above have caused significant delays in delivery dates and an increase in logistics and transportation prices within Europe and from Europe to Israel. The delays in delivery dates and the increase in logistics and transportation prices, both from China as well as from within Europe and from Europe to Israel, have had a negative impact on the Company’s financial results.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

It should be noted that with the outbreak of the war and its continuation, a number of government decisions have been made that may have a positive impact on the Group’s activities. This includes providing compensation for the decrease in transaction volumes of businesses, some of which are included in the standards established for this matter (a request for compensation has been submitted), compensation for the full damage caused to businesses in frontier settlements (which is relevant to the Company’s branches in Ashkelon, Ashdod, and Beer Sheva) (a request for compensation has been submitted), and receiving a state-guaranteed loan.

The Company regularly examines its eligibility and works to receive the benefits in accordance with government decisions as stated. In addition, in January 2024 the Company received a state-guaranteed loan from a banking corporation in the amount of ILS 16 million (for additional details, see Note 21(1) following). In addition, for the months of November and December 2023, the Group companies are entitled to receive compensation from the state in the amount of approximately 5.3 million ILS (that were recognized in the financial reports).

In light of the outbreak of the war, the Company took action to raise capital by way of a private offering in the amount of ILS 10 million which was completed on December 31, 2023 and strengthened the Company’s equity and liquidity. Furthermore, on April 10, 2024, the Company entered into a binding merger agreement with Scisparc, a company incorporated in Israel and whose securities are traded on the Nasdaq. In accordance with the provisions of the merger agreement with SciSparc, upon completion of the merger agreement (if completed), SciSparc will invest a total of approximately $4,250,000 million in the Company. During 2024, SciSparc provided the company with a loan in several installments, in an aggregate amount equal to the amount it committed to invest in the company as part of the merger transaction, which will be converted into equity on the date of completion of the merger transaction. For additional details, see Note 21b here below. It should be emphasized that upon completion of the merger transaction with SciSparc (to the extent that it is completed), the Company’s equity is expected to increase by an additional 15 million ILS. In addition, the Company entered an agreement to receive an additional loan from Scisparc, in the amount of $2 million, as detailed in Note 33b below.

Towards the end of the third quarter of 2024, the international credit rating company Moody’s downgraded Israel’s credit rating, for the second time in 2024, from A2 to Baa1, which is a double downgrade of the rating, with a negative outlook. In the report, the rating agency estimated that the broad implications of the current conflict with Hamas, both during and after its conclusion, significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

In April 2024, S&P 500 also announced the downgrading of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed below, and the geopolitical risks that Israel has been dealing with since the outbreak of the war.

In April 2024, Iran attacked Israel for the first time in history, using the launch of hundreds of ballistic missiles, cruise missiles, and drones, an attack that was thwarted by air defense systems, in cooperation with other countries, including the United States. In October 2024, and for the second time in that year, Iran attacked Israel by launching approximately two hundred ballistic missiles. Israel responded to the attack by striking military targets in Iran. The escalation with Iran, as also noted by the rating agency S&P 500, may have a significant impact on Israel, the Middle East, and other involved countries. As of the date of publication of the report, an escalation in the region with Iran cannot be ruled out, which may result, among other things, from an attack on Iran’s nuclear facilities. As mentioned, escalation can have a significant impact on the State of Israel as well as on other involved countries in the Middle East region and globally, and may cause a substantial negative effect on the economic situation in Israel.

On November 27, 2024, a ceasefire agreement between Israel and Lebanon came into effect. As part of the agreement, fighting on the northern front ceased. However, from time to time Israel carries out attacks on Lebanese territory due to violations of the ceasefire agreement by Hezbollah. Therefore, as of the date of publication of the report, a return to all-out fighting on the northern front against Hezbollah, which could have a significant impact on the State of Israel and the Israeli economy, cannot be ruled out.

On January 19, 2025, a ceasefire agreement between Israel and the terrorist organization Hamas came into effect, under which fighting in the Gaza Strip stopped and the Israeli Defense Forces (“IDF”) carried out certain withdrawals from the Gaza Strip. Hamas released Israeli hostages who had been abducted to the Gaza Strip, and in return, Israel released Palestinian security prisoners. On March 18, 2025, the ceasefire ended with extensive airstrikes carried out by the IDF in the Gaza Strip.

During the reporting period, Turkish trade officials announced the suspension of trade between Turkey and Israel. The company Dalhom Automax imports and markets buses manufactured by Temsa in Turkey in Israel. Furthermore, Global Automax imports and markets vehicles that it purchases in Turkey. The cessation of trade, as mentioned, has a negative impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel.

On the date of completion of this report, the Company is not capable of assessing or estimating the duration of the period in which the trade suspension with Turkey will remain in effect, and therefore the impact of the above on the long-term results of the Group’s operations. However, the Company does not expect a significant impact on the Group’s business since it has (in Israel) an inventory of Temsa buses and has worked to find ways of operation and alternatives for the continued regular supply of Temsa vehicles and buses to Israel.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 1 - General (continued)

On May 20, 2024, the Prosecutor of the International Criminal Court in the Hague announced that he has filed an application with the Court to issue arrest warrants for war crimes and crimes against humanity allegedly committed by Israeli Prime Minister Benjamin Netanyahu, Defense Minister Yoav Galant, and Hamas leaders. In September 2024, Israel responded to the request for arrest warrants. On November 21, 2024, the International Criminal Court approved the issuance of arrest warrants against Benjamin Netanyahu, Prime Minister of Israel, and Yoav Galant, former Minister of Defense.

Furthermore, on May 24, 2024, following South Africa’s appeal to the International Court of Justice (ICJ) in the Hague, alleging that Israel is allegedly violating its obligations under the resolution regarding the prevention and punishment of the crime of genocide in the Iron Sword War, the court decided to issue orders for a ceasefire in Rafah, Gaza and to submit a status report within a month. On July 19, 2024, at the request of the United Nations, an advisory opinion was given by the ICJ, according to which the ongoing occupation of Israel in the Palestinian territories (including the Gaza Strip and East Jerusalem), as well as the establishment of settlements and exploitation of natural resources, apparently violate international law. As mentioned, these developments may undermine Israel’s international standing and lead to the imposition of sanctions on Israel, which could have a negative impact on its economy.

As of the date of the publication of this report, and since the war is a dynamic occurrence characterized by significant uncertainty, the Company is unable to assess the full future effects, if any, of the war and/or the expansion of its scope on the automotive industry in Israel in general and on the Company’s activities in particular. The Company estimates that its financial stability, along with its financial sources and taking the actions detailed above (including those covered in Note 1d above), will allow it to continue to finance its activities and meet its obligations in the foreseeable future.

f. Separate financial information:

The Company did not attach separate financial information in these financial statements due to the insignificance of the additional information. The Company fully owns Global Automax, and as of the date of the report on the financial condition, most of the Group’s business activity is carried out in Global Automax, which is fully reflected in the Group’s consolidated report. As of the date of the report on the financial condition, the company has no business activity and therefore the publication of separate financial statements will not constitute additional material information for the reasonable investor.

g. Definitions:

The Company	-	Automax Motors Ltd.
The Group	-	The Company and its affiliates.
Consolidated companies/ subsidiary companies	-	Companies over which the Company has control (as defined in IFRS 10 - Consolidated Financial Statements), and whose reports are consolidated with the Company’s reports.
Related parties	-	As defined in IAS 24 - Related Party Disclosures.
Interested parties and controlling parties	-	As defined in the Securities Regulations (Annual Financial Statements), 5771-2010.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy

The accounting policies detailed below have been consistently implemented by the Company during the preparation of the financial reports for all presented periods, unless indicated otherwise.

a.	Statement regarding implementation of International Financial Reporting Standards (IFRS):

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (hereunder: “IFRS”) and their interpretations as published by the International Accounting Standards Board (IASB).

b.	Application of securities regulations:

The financial statements have been prepared in accordance with Securities Regulations (Annual Financial Statements), 5770-2010 (hereunder: “Financial Statement Regulations”).

c.	Operational turnover period:

The operational turnover period of the Company is 12 months.

d.	Format of the analysis of expenses recognized in profit or loss:

The Company elected to present profit or loss items and other comprehensive income using the “activity characteristics” method. The Group estimates that due to the organizational structure of the Group, the classification of expenses in such a manner provides more reliable and relevant information.

e.	Basis for preparation of financial statements:

The financial statements of the Company have been prepared on a cost basis, with the exception of financial instruments calculated at fair value through profit or loss. The Company elected to present its statement of comprehensive income based on the activity characteristics method.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

f.	Consolidated Financial Statements

(1)	General:

The consolidated financial statements of the Group include the financial reports of the Company and of entities controlled by the Company, whether directly or indirectly. An investing company controls an investee when it is exposed, or has rights, to variable returns from its holding in the investee, and when it has the ability to affect those returns through the exercise of power over the investee. In determining whether control exists, the Company considers potential voting rights that could be exercised or converted to shares in the held company.

Potential voting rights shall be considered de-facto rights in the event that the Group has practical ability to realize such rights. When de-facto potential voting rights exist, such as: convertible instruments, options and future contracts of the investee held by the Company or other investing parties, whose realization shall increase the number of voting rights in the investee - the Group considers whether the existence of said potential voting rights, together with other existing voting rights, amount to control.

The results of the operations of any subsidiaries acquired or sold during the reported periods are included in the Company’s consolidated statements of profit and loss, as of the date that control was attained or the date it ceased to exists, as applicable.

Financial statements of subsidiaries that were not prepared in accordance with the accounting policies of the Group have been adjusted, prior to consolidation, in compliance with the accounting policy implemented by the Group.

For the purpose of consolidation, all inter-company transactions, balances, incomes and expenses are fully cancelled.

(2)	Business combinations:

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The consideration transferred includes the fair value of assets transferred to the previous owners of the purchased, liabilities incurred by the buyer vis-à-vis the previous owners of the purchased, and capital rights issued by the Group. In a business combination achieved in stages, the difference between the fair value at the time of the acquisition of capital rights in the purchased that were previously held by the Group and their book value at that time, is recognized in the statement of profit and loss under other income or expenses. In addition, the transferred consideration includes the acquisition-date fair value of the contingent consideration. Subsequently to the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in the profit and loss statement, while contingent consideration classified as an equity instrument is not calculated once again.

(3)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the day control is obtained until the day control is lost.

The accounting policy of subsidiaries has been changed, if necessary, in order to adjust it to the accounting policy adopted by the Group.

(4)	Non-controlling interest rights:

The share of non-controlling interest rights in the net assets (excluding goodwill) of combined subsidiaries is presented separately within the Group’s equity. Non-controlling interest rights include the balance of said rights on the date of business combination and the share of non-controlling interest rights in any changes in the combined company’s equity as of the date of business combination. Any losses of combined companies attributable to non-controlling interest rights, that exceed the non-controlling interest rights in the equity of the combined company, shall be assigned to non-controlling interest rights which do not confer control while disregarding their undertakings and the ability of said shareholders to make additional investments in the combined company.

For transactions with non-controlling rights shareholders with respect to acquiring additional shares in the combined company, following establishment of control, the excessive costs of acquisition, which exceed the book value of said non-controlling interest rights as of the date of acquisition, shall be recognized as part of equity attributable to the parent company.

The results of any transactions with non-controlling rights shareholders involving the sale of the Group’s investment in a combined company, while maintaining control, shall be recognized as part of equity attributable to the parent company.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(5)	Investment in consolidated companies and joint ventures:

Consolidated companies are entities in which the Group has a significant influence over the financial and operational policies, yet no control or joint control has been attained. There is an assumption which can be refuted according to which holdings of 20% to 50% confer essential influence. In examining the existence of essential influence, potential voting rights that can be exercised or converted immediately into shares of the held company are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Investment in consolidated companies and joint ventures are handled according to the equity method and are initially recognized at cost. The investment cost includes transaction costs. Transaction costs directly related to the expected acquisition of a consolidated company or a joint venture are recognized as an asset. The deferred expenses item with respect of an expected acquisition of a consolidated company or a joint transaction is recognized as an asset in the deferred expenses item of the statement of financial position. These costs are added to the investment cost at the time of acquisition. When a company first obtains essential influence or joint control in an investment treated as a financial asset calculated at fair value through other comprehensive income until the date of obtaining the essential influence or joint control, other comprehensive income accumulated in respect of the investment will be credited to the retained earnings balance at that time. The consolidated financial statements include the Group’s share of the income and expenses in the profit or loss and of other comprehensive income of held companies that are handled according to the equity method, after adjustments required to adapt the accounting policy to that of the Group, from the day on which the essential influence or joint control exists and until the day on which the essential influence or joint control ceases to exist.

(6)	Transactions eliminated during consolidation:

Mutual balances within the Group and unrealized income and expenses, arising from inter-company transactions, were eliminated as part of the preparation of the consolidated financial statements. Unrealized profits arising from transactions with consolidated companies and joint transactions were eliminated against the investment, according to the Group’s rights in these investments. Unrealized losses were eliminated similarly to the way in which unrealized gains were eliminated, as long as there were no indications of impairment.

g. Functional currency, presentation currency and foreign currency

(1)	Functional currency and presentation currency:

The financial statements of each of the companies within the Group are prepared in the currency of the primary economic environment in which they operate (hereunder: “functional currency”). For the purpose of consolidation of the financial statements, the results and the financial position of each of the companies within the Group are converted into New Israeli Shekels, which constitutes the functional currency of the Company. The consolidated financial statements of the Group are presented in New Israeli Shekels.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(2)	Conversion of transactions that are not in the functional currency:

During the preparation of the financial statements of each of the companies within the Group, any transactions carried out in currencies which do not constitute the functional currency of said company (hereunder: “foreign currency”) are documented in accordance with the official exchange rates at the time they occur. At the end of each reporting period, monetary items denominated in foreign currency are translated in accordance with the official exchange rates at the time they occur.

(3)	Recording exchange rate differences:

Exchange rate differences are recognized in profit and loss during the period in which they occurred, except in the event that such exchange differences arise from receivable or payable monetary items originating in foreign operations whose settlement is not planned or expected to happen, which therefore constitute a part of net investment in foreign operations, in which case they are recognized under other comprehensive income as part of the adjustments deriving from translation of financial statements of foreign operations.

h.	Cash and cash equivalents

Cash and cash equivalents are considered highly liquid investments. This includes short-term deposits in banking corporations that are non-restricted by liens, with original maturities that do not exceed three months as of the date of investment, or that exceed three months and yet can be withdrawn immediately without fines, and constitute a part of the Group’s cash flow management.

i.	Inventory

Inventory is calculated based on the lower of cost and net realizable value. Inventory cost comprises all costs of inventory purchase and any other costs incurred in bringing the inventory to its present location and condition. Net realizable value constitutes the estimated selling price that would be established in a regular transaction, deducted of any completion costs and costs required in order to finalize the sale. The Company reviews the state and the age of its inventory on a periodical basis, and performs corresponding slow inventory allowances. For details regarding considerations taken into account during the review of net realizable value of the new vehicle inventory, see Note 3b1 below.

Inventory cost is determined as follows:

Vehicle inventory – based on specific cost.

Accessories – based on average cost.

j.	Income Recognition

Accounting policies implemented since January 1, 2018 with respect to income recognition are as follows:

Income deriving from contracts with customers are recognized in profit or loss upon the transition of control over the asset or the service to the customer. The price of the transaction equals the expected consideration amount as per the contract terms, with the deduction of any amounts collected in favor of third parties (e.g. taxes).

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Following are the specific income recognition criteria to be fulfilled prior to income recognition:

Income from sales of new vehicles

Income from sales of new vehicles and spare parts is recognized upon transfer of control over the new vehicle or the spare parts to the customer. Usually, control is transferred when the vehicle is delivered to the customer.

Income from sales of used vehicles

Income from sales of used vehicles is recognized upon transfer of control over sold used vehicles.

Credit transactions

The Company elected to use the relief provided by the standard, based on which it would not be required to separate the credit component in transactions with credit terms of less than 12 months and would recognize income in accordance with the consideration amounts as set within the contract, even in the event the customer pays before or after the date the product or service are delivered.

k.	Income Tax

The taxes on income that are included in the statement of profit and loss include current taxes, taxes with respect to previous years and deferred taxes.

Tax expenses comprising current or deferred tax expenses are recognized in profit or loss, except in the event said taxes derive from items recognized in other comprehensive income or in equity. In such case, the tax amount is recognized in the corresponding item within equity as well.

Current taxes

The current tax liability is determined using tax rates that have been enacted or substantively enacted by the reporting date, as well as any adjustments required with respect to tax liabilities from previous years.

Deferred taxes

Deferred taxes are calculated on temporary differences between the amounts as presented in the financial statements and amounts adjusted for tax purposes. Deferred tax balances are calculated using the expected tax rates that would apply upon the realization of the asset or the removal of the liability, based on tax laws that have been enacted or substantively enacted by the reporting date.

On every reporting date, deferred tax assets are reviewed according to their expected usage. Losses carried forward and temporary differences can be deducted for which deferred tax assets have not been recognized are reviewed at each reporting date and an appropriate deferred tax asset is recognized for them if it is expected that they will be utilized.

In calculating deferred tax amounts the Company does not take into consideration any taxes that would apply in the event of the realization of investments in held entities, as long as the sale of the held entities is not expected in the foreseeable future.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

l.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the company will meet all conditions for receiving the grant.

m.	Leases

Initial implementation of IFRS 16 – Leases (hereunder: the “Standard”) – the Company elected to implement the provisions of the Standard using the modified retrospective manner (without restatement of comparative figures). The Company adopted the following accounting policy as of January 1, 2018 with respect to leases:

The Company treats the contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for consideration.

(1)	The Group as a lessee

For transactions in which the Company is the lessee, it recognizes, at the lease start date, a lease of a right-of-use asset against a lease liability, with the exception of lease transactions for a period of up to 12 months and lease transactions in which the underlying asset is of low value, in which the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease period. As part of the calculation of the liability for a lease, the Company chose to apply the relief afforded by the Standard and did not separate the lease components and non-lease components, such as: management services, maintenance services and more that were included in the same transaction on the date the liability for the lease commenced. This includes all lease payments not yet paid, capitalized with the interest rate included in the lease when it can be easily determined, or with the Company’s additional interest rate. After this date, the Company calculates the lease liability using the effective interest method. The right-of-use asset on the formation date is recognized at the amount of the lease liability plus lease payments paid on or before that date plus any transaction costs incurred. The right-of-use asset is calculated by the cost model and depreciated over its useful life or over the lease term, whichever is shorter. Below are data regarding the number of years of depreciation of the relevant right-of-use assets according to Groups of right-of-use assets:

	Number of years	Primarily
Land and office buildings	1-6	4
Vehicles	5	5

When indicators of impairment exist, the Company reviews whether there is a need to recognize any right-of-use asset impairment subject to the provisions of IAS 36.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

(2)	CPI-linked lease payments

At the time the lease is created, the Company uses the index rate existing at that time for the purpose of calculating future lease payments. For transactions in which the Company constitutes the lessee, any changes in future lease payments originating in index variations are capitalized (without amending the capitalization rate used for lease liability calculations) to the balance of the right-of-use asset and are credited as an adjustment to the balance of the lease obligation. Only when there is a change in the cash flows resulting from a change in the index (that is, at the time when the coordination of the lease payments takes effect).

(3)	Options for extending and canceling a lease period

The lease period that cannot be canceled includes both periods covered by an option to extend the lease when it is reasonably certain that the option to extend will be exercised, and periods covered by an option to cancel the lease when it is reasonably certain that the option to cancel will not be exercised. In the event that there is a change in the expectation for exercising an extension option or for not exercising a cancellation option, the Company recalculates the remaining liability for the lease in accordance with the updated lease period, according to the updated capitalization rate on the day of the change in expectation, with the total change credited to the balance of the right-of-use asset until it is reset, and beyond that to profit or loss.

(4)	Lease amendments

When the Company amends the terms of a lease, and said amendment does not reduce the scope of the lease and is not handled as a separate lease transaction, the Company re-calculates the balance of its lease liability in accordance with the new lease terms, using the capitalization rate applicable on the modification date, and credits the change in the liability balance for the lease to the balance of the right to use asset. When an amendment is made to the terms of the lease that results in a reduction in the scope of the lease, the Company recognizes the profit or loss resulting from the partial or full write-off of the balance of the right-of-use asset and the liability for the lease. Subsequently, the Company re-calculates the balance of the lease liability in accordance with the new lease terms, using the capitalization rate applicable on the modification date, and credits the change in the liability balance for the lease to the balance of the right to use asset.

n.	Fixed assets

(1)	Fixed asset items are calculated at cost with deduction of accrued depreciation and accrued impairment losses

The cost of fixed assets includes expenses directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, as well as any additional cost that can be directly attributed to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by the management, an estimate of the costs of dismantling and removing the items and restoring the site where the item is located, as well as credit costs that have been used. The cost of purchased software, which is an integral part of the operation of the related equipment, is recognized as part of the cost of this equipment.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The spare parts, auxiliary equipment and backup equipment are classified as fixed assets when they meet the definition of fixed assets according to IAS-16 - Property, Plant and Equipment, and otherwise they are classified as inventory. A fixed asset item purchased in exchange for another non-monetary item as part of a commercial transaction is recognized at fair value.

When significant fixed asset parts have different life spans, they are treated as separate items (significant components) of the fixed asset.

Changes in the obligation to dismantle and remove items and restore the site where they are located, except for changes resulting from the passage of time, are added to or subtracted from the cost of the property in the period in which they occur. The amount deducted from the cost of the asset shall not exceed its book value. The balance, if any, is immediately recognized in profit and loss.

Profit or loss arising from deducting a fixed asset item is determined by comparing the net proceeds from deducting the asset to its book value, and recognized net in the other income or other expenses items, as the case may be, in the profit and loss statement.

(2)	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. A depreciable amount is the cost of the asset, or another amount that replaces the cost deducted of its residual value.

An asset is depreciated when it is available for use, that is, when it has reached the location and condition necessary for it to be able to operate in the manner intended by management.

Depreciation is recognized in the profit and loss statement using the straight-line method over the estimated useful life of each component of the fixed asset items, since this method reflects the predicted consumption pattern of the future economic benefits inherent in the asset in the best way. Assets leased under financing leases are depreciated over the shorter of the lease term and the useful life of the assets, unless it is reasonably expected that the Group will receive ownership of the asset at the end of the lease term. Owned lands are not depreciated.

The estimated useful life for the current period and the comparison period is as follows:

%
Leasehold improvements	8.5-10	Throughout the leasing period, including extension option
Computers	15-33	Mainly 33%
Office equipment	6-33	Mainly 25%
Vehicles	15-20	Mainly 15%

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Leasehold improvements are depreciated using the straight-line method over the lease period (including the Group’s lease term extension option which it is planning to exercise) or over the useful life of the improvement, whichever is shorter. The Company reviews the useful life period, the depreciation method and the residual value of each asset at least annually. Any adjustments are implemented as a change in an accounting estimate, in a prospective manner. Depreciation of assets is terminated as soon as possible between the date on which the asset is classified as held for sale and the date on which the asset is written off.

The estimates regarding the depreciation method, the useful life and the residual value are re-examined at least at the end of each reporting year and adjusted when necessary.

o.	Intangible assets

Intangible assets that are acquired separately are calculated upon initial recognition at cost plus direct acquisition costs. Intangible assets purchased as part of business combinations are included based on their fair value on the date of acquisition. Costs related to internally developed intangible assets, excluding capitalized development costs, are recognized in the profit or loss as incurred.

The intangible assets of the Group have a defined useful life. The assets are amortized over their economic useful life, while the need for impairment is reviewed whenever impairment indicators exist. The amortization period and method are reviewed at least annually.

Goodwill

Goodwill arising from an acquisition of a business is calculated by the excess of the acquisition cost, plus the fair value of the rights that do not confer control, including the net fair value of the identified assets, liabilities and contingent liabilities of the consolidated company recognized at the time of acquisition. The method of calculating goodwill, in accordance with the alternatives listed above, is determined individually in each business combination.

Goodwill is recognized for the first time as an asset at cost, and is calculated in subsequent periods at cost deducted of accumulated impairment losses.

For the purpose of examining impairment, goodwill is allocated to each of the Group’s cash-generating units that are expected to benefit from the synergy of the business combination. Cash-generating units to which goodwill has been allocated are reviewed annually or more frequently insofar as indicators attesting to a possible decrease in value of said unit exist. When the recoverable amount of a cash-generating unit is less than the book value of that unit, the impairment loss is allocated first to reduce the book value of any goodwill attributed to the cash-generating unit. After that, the remaining impairment loss, if any, is allocated to other assets of the cash-generating unit, in proportion to their book value. An impairment loss of goodwill is not eliminated in subsequent periods.

Upon disposal of a consolidated company, the amount of the related goodwill is included in determining the profit or loss from the disposal.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Website

The Company operates an official website and official Facebook and Instagram pages, where it publishes product updates and promotions. In addition, the Company also operates a LinkedIn page.

Licenses

The capitalized costs for the license are the costs of purchasing the license and costs that can be directly attributed and which are needed to obtain the license and include, among others, legal costs and consultants, travel costs abroad and salary costs that can be directly attributed to the license.

The capitalization of the costs for the license begins in the development phase and ends when the license is achieved, that is, when the property is in the necessary condition in order to be able to operate in the way management intended. Initial costs incurred during the research phase, meaning amounts used for obtaining knowledge and for searching for dealers and sub-agents, cannot be capitalized and shall therefore be recognized as incurred.

The useful life of a license shall not exceed the term of its contractual rights, yet the useful life might be shorter, according to the period the Company expects to use the license. In the event the contractual rights are provided for a renewable limited period, the useful life of the license shall include the renewal period only insofar as evidence exists supporting the Company’s intent of such renewal without incurring material costs. In the opinion of the Company, the requirements for including the renewal period as part of the useful life of the license have not been fulfilled.

Depreciation

Depreciation is a systematic allocation of the depreciable amount of an intangible asset over its useful life. A depreciable amount is the cost of the asset, deducted of its residual value.

The depreciation is recognized in profit and loss using the straight-line method, over the estimated useful life of the intangible assets as of the date when the assets are available for use, since these methods reflect the predicted consumption pattern of the future economic benefits inherent in each asset in the best way. Goodwill and intangible assets with an indefinite lifespan are not systematically depreciated, but are tested at least once a year for impairment.

Intangible assets that are formed in the Group are not systematically depreciated as long as they are not available for use, that is, they are not in the location and condition required for them to be able to operate in the way management intended. Therefore, these intangible assets, such as development costs, are tested for impairment at least once a year, until the time they become available for use.

The estimated useful life for the current period and the comparative periods is as follows:

%
Website	33
Licenses	Throughout the license validity period

The estimates regarding the useful life and the residual value are re-examined at least at the end of each reporting year and adjusted when necessary.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The Group reviews the estimated useful life of an intangible asset that is not amortized at least annually in order to determine whether the events and circumstances continue to support the determination that the intangible asset has an indefinite life.

p.	Impairment of non-financial assets

The Company reviews the need for impairment of non-financial assets whenever indicators resulting from events or changes in circumstances show that the carrying amounts as stated in the financial reports may not be recoverable. In cases where the balance in the financial statements of non-financial assets exceeds their recoverable amount, the assets are written down to their recoverable amount. The recoverable amount of an asset is determined as the higher of fair value deducted by cost of disposal, and its value of use. In assessing the value of use, the expected cash flows are capitalized according to a pre-tax discount rate that reflects the specific risks for each asset. For assets which do not generate individual cash flows, the recoverable amount is determined for the cash-generating unit to which they can be attributed. Any impairment losses are recognized in profit and loss. An impairment loss on an asset, other than goodwill, is reversed only when there have been changes in the estimates used to determine the asset’s recoverable amount since the date the impairment loss was last recognized. Such impairment reversal is limited to the lower of previously recognized impairment (deducted of depreciation or amortization) and the recoverable amount of the asset. As for assets calculated at cost, said impairment reversal shall be recognized in profit or loss.

q.	Financial instruments

On January 1, 2018, the Company implemented the provisions of IFRS 9 – Financial Instruments (hereunder: the “Standard”) for the first time. The Company elected to implement the provisions of the Standard using the modified retrospective manner, without restatement of comparative figures.

The accounting policy implemented for financial instruments as of January 1, 2018, is as follows:

(1) Financial assets

Financial assets are initially calculated at fair value, plus any transaction related costs directly attributable to the acquisition of the financial asset, excluding financial assets calculated at fair value through profit or loss, for which transaction related costs are recognized in profit or loss.

The Company classifies and measures debt instruments in its financial statements based on the following criteria:

●	The Company’s business model for managing financial assets, and

●	the contractual cash flow characteristics of the financial asset.

a.	The Company measures debt instruments at amortized cost when:

The Company’s business model is holding the financial assets in order to collect contractual cash flows, and the contractual terms of the financial assets provide entitlement at specified times to cash flows that are only principal and interest payments for the principal amount that has not yet been repaid. After initial recognition, debt instruments in this Group are calculated according to their terms at amortized cost using the effective interest method and deducting an allowance for impairment.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

At the time of first recognition, a company can designate, without the possibility of changing this designation, a debt instrument as calculated at fair value through profit or loss, if this designation eliminates or significantly reduces inconsistencies in calculation or recognition, for example in the case where the related financial liability is also calculated at fair value through profit or loss.

b.	The Company calculates debt instruments at fair value through other comprehensive income when:

The Company’s business model is holding the financial assets in order to collect contractual cash flows, and the contractual terms of the financial assets provide entitlement at specified times to cash flows that are only principal and interest payments for the principal amount that has not yet been repaid. Following initial recognition, all instruments within this Group are calculated at fair value. Any profits or losses arising from fair value adjustments, except interest and exchange rate differences, are recognized through other comprehensive income.

c.	The Company calculates debt instruments at fair value through profit or loss when:

A financial asset that is a debt instrument does not meet the criteria for measuring it at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is calculated at fair value and gains or losses as a result of fair value adjustments are credited to profit or loss.

d.	Equity instruments and other financial assets held for trading

Investments in capital instruments that do not meet the aforementioned criteria and are therefore calculated at fair value through profit or loss. Other financial instruments held for trading, such as derivatives, including embedded derivatives separated from their host contracts, are calculated at fair value through profit or loss, unless designated to serve as effective hedging instruments. With respect to certain equity instruments not held for trading, upon initial recognition the Company may irrevocably elect to present as part of other comprehensive income any subsequent fair value changes which otherwise would have been calculated at fair value through profit or loss. These changes will not be attributed to profit or loss in the future, not even when the investment is withdrawn.

Dividend incomes deriving from investments in equity instruments are recognized on the effective date for dividend eligibility, in the statement of profit and loss.

(2)	Impairment of financial assets

The Group examines, on each reporting date, the provision for loss for financial debt instruments that are not calculated at fair value through profit or loss.

(3)	Financial liabilities

Financial liabilities calculated at amortized cost

Upon initial recognition, the Company calculates financial liabilities at fair value, deducted of any transaction related costs directly attributable to issuance of the financial liabilities.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Following the initial recognition, the Company calculates all of its financial liabilities at amortized cost, while using the effective interest rate method, excluding:

Financial liabilities at fair value through profit or loss, such as derivatives;

a.	Financial liabilities that arise when the transfer of a financial asset does not qualify for amortization or when the continuing involvement approach applies;

b.	Financial guarantee contracts;

c.	Obligations to provide a loan at an interest rate lower than the market interest rate;

d.	Contingent consideration recognized by a purchaser in a business combination to which IFRS 3 applies.

(4)	Warrants for the purchase of shares of the Company and/or a consolidated company

Receipts for the issuance of warrants to purchase the shares of the Company and/or a consolidated company, which give the holder the right to purchase a fixed number of ordinary shares in exchange for a fixed amount of cash, are presented within the capital in the item “Share-based payment”. In this context, for an exercise amount that changes according to the exercise date, the exercise price can be determined for any possible exercise date on the issuance date, and therefore it is considered a fixed amount.

(5)	Derivative financial instruments for hedging (protection) purposes

At times, the Company enters into engagements involving derivative financial instruments, such as foreign currency forwards, in order to mitigate risks arising from the fluctuation of foreign currency exchange rates.

The Group does not implement accounting hedging. Profits or losses deriving from changes in fair value of derivatives that are not held for hedging purposes, are immediately recognized in profit or loss.

(6)	Offsetting financial instruments

Financial assets and financial liabilities are offset against each other. The net amount is presented as part of the statement of financial position, in the event the Company has a legally enforceable right to offset any amounts recognized, and insofar as the Company intends to clear the asset or the liability on a net basis, or realize the asset while clearing the liability, in parallel.

r.	Fair value calculation

Fair value is the price that would have been received for the sale of an asset or the price that would have been paid to transfer a liability in a normal transaction between market participants at the time of calculation. Fair value calculation is based on the assumption that the transaction is made in the active market of the asset or the liability, or in absence of active markets, the most advantageous market. The fair value of the asset or the liability is calculated by using the following assumptions: that it would be used by market participants for quoting the price of the asset or liability, and that market participants act with the purpose of achieving their economic interests. Fair value calculation for a non-financial asset takes into account the ability of a market participant to generate economic benefits by using the asset in its best use or by selling it to another market participant who will use the asset in its best use.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

The Group uses valuation techniques that are appropriate to the circumstances and for which there is sufficient obtainable data to calculate fair value, while maximizing the use of relevant data. All assets and liabilities calculated or presented at fair value are categorized into different fair value levels based on the lowest data level that is significant for the fair value calculation as a whole:

Level 1: Quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2: Data other than quoted prices included in level 1 which can be directly or indirectly observed.

Level 3: Data not based on observable market data (valuation techniques without the use of observable market data).

s.	Provisions

A provision is recognized when the Group has a current, legal or implied obligation, as a result of an event that occurred in the past, that can be reliably calculated, and when it is expected that a negative flow of economic benefits will be required to settle the obligation. Provisions are determined by capitalizing future cash flows using the pre-tax interest rate which reflects current market assessments with respect to the time-value of the cash and the specific risks of the liability without taking the Company’s credit risk into consideration. The book value of the provision is adjusted in each period in order to reflect the passage of time. The amount of the adjustment is recognized as financing expenses. The Group recognizes indemnification assets if and only if it is virtually certain that the indemnification amount would be received insofar as the liability is settled. The recognized amount with respect to the indemnification shall not exceed the value of the provision.

Legal Claims

A provision for claims is recognized when the Group has a legal obligation at present or an implied obligation as a result of a past event, when it is more likely than not that the Group will require its financial resources to settle the obligation and when it can be reliably estimated. When the effect of the time value is material, the provision is calculated according to its present value.

t.	Share-based payment:

Share-based payments to employees and others who provide similar services that are settled in the Company’s capital instruments are calculated at their fair value at the time of granting. The Company calculates at the time of granting the fair value of the capital instruments granted by using the Black-Scholes model. When the capital instruments that are granted do not mature until those employees complete a specified period of service during which the employees may also be required to meet certain performance conditions, the Company recognizes the share-based payment arrangements in the financial statements over the vesting period against capital growth, under the item “Capital fund for share-based payment”. At the end of each reporting period, the Company estimates the number of capital instruments expected to mature. A change in estimate compared to previous periods is recognized in profit or loss over the remainder of the vesting period.

u.	Annual profit (loss)

Profit per share is calculated by dividing net profit attributable to Company shareholders by the weighted number of actual ordinary shares, as exist for the period.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

Potential ordinary shares are included in the calculation of diluted profit per share in the event their effect dilutes the profit per share that arises from ongoing operations. Potential ordinary shares converted during the period shall be included as part of the diluted profit per share, only until the date they are converted. As of said date, potential ordinary shares shall be included in the basic profit per share. The Company’s share in profits of subsidiaries is calculated based on the Company’s portion in the profit-per-share of the subsidiaries, multiplied by the number of shares held by the Company.

v.	Accounting aspects of Global Automax merger transaction

(1)	As part of the transaction described in note 1 (b) above, the Company issued shares for the purpose of purchasing all of Global Automax’s shares. The Company constitutes the legal buyer of the transferred operation. However, since as of the date the transaction was finalized Global Automax’ shareholders became the Company’s controlling shareholders with the power to determine its financial and operational policies, the Company constitutes the accounting acquiree in the transaction. Therefore, the transaction is treated in the financial statements as a reverse purchase in which the net assets of the Company are considered as assets purchased by Global Automax (the accounting purchaser). In addition, since at the time of the transaction the Company was without any business activity, then it is not a “business” as defined by IFRS 3 and therefore the transaction was treated as a share issue. The financial statements prepared after the completion of the transaction as stated above were described as a continuation of the financial statements of Global Automax and the comparative information presented in these reports will be for Global Automax only, excluding the activity previously reported as part of the Company’s financial statements.

(2)	Below are the principles that were applied in the context of the accounting treatment of the purchase of the Company by Global Automax, which was handled in the way of a “reverse purchase”.

●	The assets and liabilities of the accounting purchaser and accounting acquiree were recognized in the consolidated financial statements according to their book value immediately before the transaction.

●	Surpluses and the other capital items of the consolidated entity after the merger transaction are those of the accounting purchaser Global Automax, which is the legal subsidiary (shortly before the business combination). The structure of the legal capital, i.e. the type and number of remaining shares of the Company (the legal parent company).

●	The accounting acquiree was a shelf corporation as of the date of the transaction. As a result of the transaction, no original differences or goodwill were created. The difference between the consideration for the value of the capital instruments of the Company (the accounting acquiree) on the day of completion of the transaction and the balance sheet value of the net assets of the accounting acquiree on the day of completion of the transaction is credited as one-time expenses for the registration for trading.

●	Comparative information presented in the consolidated financial statements for the periods preceding the date of the transaction is that of the accounting purchaser.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 2 - Principles of accounting policy (continued)

w.	Implementation of new financial reporting standards and amendments to existing accounting standards for the first time

1. Amendment to IAS 1, Presentation of Financial Statements

In January 2020, the IASB published an amendment to IAS 1 - Presentation of Financial Statements regarding the requirements for the presentation of current or non-current liabilities (“the original amendment”). In October 2022, the IASB published an amendment to the aforementioned amendment (“the follow-up amendment”).

The subsequent amendment determined that:

●	Only financial criteria that an entity must meet at the end of the reporting period or earlier, affect the classification of that obligation as current or non-current.

●	For commitments that the compliance with financial covenants is tested within the following 12 months from the reporting date, disclosure should be provided in a manner that allows users of the financial statements to assess the risks associated with that commitment. According to the following amendment, disclosure should be made regarding the value in the books of the obligation, information on financial covenant units, as well as facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity has difficulty in complying with the financial covenant units.

The original amendment determined that the right of conversion of an obligation will affect the classification of the entire obligation as either a current or non-current obligation, except in cases where the conversion component is monetary.

The original amendment and the subsequent amendment will be applied for settlement starting from annual periods beginning on January 1, 2024.

The above amendment did not have a material impact on the Company’s interim consolidated financial statements.

2. Amendment to IFRS 16, Leases

In September 2022, the IASB published an amendment to IFRS 16, Leases (hereinafter: the “Amendment”) aimed at providing accounting treatment in the financial statements of the seller-lessee in sale and leaseback transactions when the lease payments are variable lease payments that do not depend on an index or exchange rate. As part of the amendment, the seller-lessee is required to adopt one of two approaches to measuring a liability for the lease at the date of initial recognition of such transactions. The chosen approach constitutes an accounting policy that must be applied consistently.

The standard will be applied for annual periods beginning on January 1, 2024 or later. The amendment was applied retroactively.

The above amendment did not have a material impact on the Company’s consolidated financial statements.

3. Amendments to International Accounting Standard 7, Statement of Cash Flows, and International Financial Reporting Standard 7, Financial Instruments: Disclosures

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows, and International Financial Reporting Standard 7, Financial Instruments: Disclosures (hereinafter: the “Amendments”), to clarify the characteristics of supplier financing arrangements and require additional disclosure for these arrangements.

The disclosure requirements in the amendments are intended to assist and enable users of financial statements to assess the effects of supplier financing arrangements on the entity’s liabilities as well as on the entity’s cash flows and exposure to liquidity risk.

The standard will come into effect for annual reporting periods beginning on January 1, 2024 or later.

The above amendment did not have a material impact on the Company’s consolidated financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 3 - The main considerations, estimates and assumptions in preparing the financial statements

In preparing the financial statements in accordance with the IFRS, the Company’s management is required to use discretion in assessments, estimates and assumptions that affect the implementation of the accounting policy and the amounts of assets and liabilities, income and expenses. It is hereby clarified that the actual results may differ from said estimates.

During the formulation of accounting estimates used in the preparation of the Group’s financial statements, the Company’s management was required to make assumptions regarding circumstances and events involving significant uncertainty. At its discretion in formulating the estimates, the Company’s management bases the estimates on past experience, various facts, external factors and reasonable assumptions according to the circumstances appropriate to each estimate.

The estimates and assumptions based on which changes in recognized accounting estimates are regularly reviewed are recognized in the period in which the estimates were revised and in any affected future period.

Information regarding assumptions made by the Group regarding the future and other main factors of uncertainty in connection with estimates where there is a significant risk that their result will be a substantial adjustment to the book values of assets and liabilities during the next financial year is included in the following notes:

a.	The considerations

Capitalization rate of a liability for a lease

The Company cannot easily determine the interest rate inherent in leases, and therefore for the purpose of calculating the liabilities for a lease, it uses the additional interest rate of the Company. The additional interest rate determined by the Company constitutes the interest rate that the Company had to pay on a loan for a period similar to the lease period and with similar security, in order to obtain an asset of similar value to the right-of-use asset resulting from the lease, and all in a similar economic environment.

b.	Estimates and assumptions

In preparing the financial statements, management is required to use estimates, evaluations and assumptions that affect the implementation of the accounting policies and the amounts reported for assets, liabilities, income and expenses. Actual results may differ from management’s estimates. The changes in the accounting estimates are credited in the period in which the change in the estimate is made. Below are the main assumptions made in the financial statements in connection with the uncertainty for the reporting date and critical estimates calculated by the Group, where a material change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following reporting periods:

1.	Determining the net disposal value of the new vehicle inventory

The Company regularly examines the realizable value of its inventory, and in particular the inventory of new vehicles. As part of the considerations used to determine the realization value of the new vehicle inventory, the Company estimates the expected sales prices of the inventory and the total additional costs that it is expected to incur in order to complete the sale, including agent commission payments and costs for preparing the vehicle for sale.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 3 - The main considerations, estimates and assumptions in preparing the financial statements (continued)

2.	Legal Claims

In assessing the chances of the results of the lawsuits filed against the Company and its held companies, the companies relied on the opinions of their legal advisors. These evaluations of the legal advisors are based on their best professional judgment, taking into account the stage of the proceedings as well as the legal experience gained in the various issues. Since the results of the legal claims will be determined by the courts, these results may differ from the estimates.

3.	Pension benefits and other benefits after employment is terminated

The liability for post-employment benefit plans is determined using actuarial valuation techniques. Calculating the liability involves determining assumptions regarding discount rates, expected rates of return on assets, the wage increase rate and employee turnover rates, among other assumptions. The balance of the obligation may be significantly affected by changes in these estimates.

4.	Lease transactions that include extension and cancellation options

For the purpose of assessing whether it is reasonably certain that the Company will exercise an option to extend a lease period or to cancel a lease period, the Company takes into account all the relevant facts and circumstances that create an economic incentive for the Company to exercise or not exercise the option, such as: significant amounts invested for improvements to the leased property, the importance of the underlying asset and the uniqueness inherent in it for the purpose of the Company’s activity, the Company’s past experience in similar lease transactions and more.

After the start date, the Company re-evaluates whether it is reasonably certain that it will or will not exercise an option when a significant event or a significant change in circumstances occurs that has the potential to influence the Company’s decisions regarding the exercise of the option, such as: significant improvements made to the leased property that were not foreseen at the start date, entering into a lease of a sub-asset of the base asset for a period that exceeds the end of the previously determined lease period and more.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 4 - New standards and interpretations that have not yet been adopted

Standard/interpretation/ correction	Publication expenses	Start & transition instructions	Expected effects
International Financial Reporting Standard 18 “Revenue Recognition” (“IFRS 18”)

On April 9, 2024, IFRS 18 was published, replacing IAS 1 “Presentation of Financial Statements” (IAS 1). The purpose of the standard is to improve the manner of information presentation by entities to users in their financial reports.

The standard focuses on the following areas:

1. Profit or Loss Statement Structure - Presentation of defined interim summaries and categorization into profit or loss statement categories.

2. Requirements regarding the improvement of cooperation and the dissemination of information in financial reports and explanations.

3. Presentation of information regarding performance measures defined by management (“MPM”) that are not based on Generally Accepted Accounting Principles (NON-GAAP) in the explanations to the financial reports. In addition, amendments to other IFRS standards, including International Accounting Standard 7 “Statement of Cash Flows,” will come into effect with the implementation of IFRS 18, aimed at improving comparability between entities. The changes mainly include: use of a sub-summary of operating profit as a single starting point in the implementation of the indirect method for reporting cash flows from current operations as well as the cancellation of the alternatives for choosing an accounting policy regarding the presentation of interest and dividends. In light of this, except for certain cases, interest and dividends received will be included within the framework of cash flows from investment activities, while interest paid and dividends paid will be included within the framework of financing activities.

The standard will come into effect for annual reporting periods beginning on January 1, 2027 or later. The standard is applied retroactively, with specific transition instructions. Early adoption is possible.

The Company is examining the impact of IFRS 18, including the impact of amendments to other IFRS standards as a result of its application, on the financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 4 - New standards and interpretations that have not yet been adopted (continued)

Standard/interpretation/ correction	Publication expenses	Start & transition instructions	Expected effects
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” (regarding classification and calculation of financial instruments and adding disclosure requirements)

Main amendments to IFRS 9:

1. Adding the option to write off a financial obligation that was settled via an electronic payment system transfer before the settlement date, provided the following criteria are met:

* The entity has no practical ability to withdraw, stop or cancel the payment order;

* The entity does not have the practical ability to access the cash that would be used for settlement as a result of the payment instruction; and

* The clearance risk associated with the electronic payment system is not significant.

An entity that chooses this option is required to apply it to all liabilities settled in the same electronic payment system.

2. Adding implementation guidance and examples for assessing whether contractual cash flows of a financial asset constitute only payments of principal and interest on the principal amount outstanding for the purpose of classifying the financial asset.

3. The amendment clarifies that a financial asset has the characteristics of a non-recourse asset if the entity’s ultimate right to receive cash flows is contractually limited to cash flows generated from specified assets.

4. The amendments clarify the characteristics of contractually linked instruments that distinguish them from other transactions.

Main amendments to IFRS 7:

1. Updating the disclosure requirements regarding investments in equity instruments designated at fair value through other comprehensive income.

2. Adding disclosure requirements for contractual terms that may change the timing or amount of the contractual cash flows of financial instruments upon the occurrence (or non-occurrence) of a contingent event (for example, achieving greenhouse gas emission reduction targets) that does not directly relate to changes in the risks and costs of underlying loan agreements (such as the time value of money or credit risk).

The standard will come into effect for annual reporting periods beginning on January 1, 2026 or later. Early application is possible provided that all amendments are applied simultaneously or only the amendments related to the classification of financial assets are applied.

An entity is required to apply the amendments retrospectively. The entity is not required to restate previous periods at the date of initial application but may do so if, and only if, it can be done without the use of hindsight.

The Group is examining the consequences of the amendment on the financial statements without the intention of early implementation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 4 - New standards and interpretations that have not yet been adopted (continued)

Standard/interpretation /correction	Publication expenses	Start & transition instructions	Expected effects
Annual Improvements to IFRS Accounting Standards (Volume 11):

As part of the annual improvements process, in July 2024, a number of amendments to IFRS standards were published, including:

1. Drafting amendments are limited in scope to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”.

2. Amendments to IFRS 9 “Financial Instruments” clarifying that when it is determined that a lease liability has been extinguished in accordance with the provisions of IFRS 9, the lessee is required to apply the provisions of section 3.3.3 of IFRS 9 so that the gain or loss arising from the derecognition is recognized in profit or loss. It was also clarified that the balance of customers will be calculated at the date of initial recognition in accordance with the amount determined in the application of IFRS 15 and not in accordance with the transaction price.

		The standard will come into effect for annual reporting periods beginning on January 1, 2026 or later. Earlier implementation is possible. The amendment to IFRS 9 regarding de-recognition of lease liabilities will be applied to lease liabilities that were extinguished at the beginning of the annual reporting period in which the amendment is first applied.	The Group is examining the consequences of the amendment on the financial statements without the intention of early implementation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 5 - Cash and cash equivalents

	for December 31st
	2024	2023

Cash	3	6
Cash in banking corporations in Israeli currency	1,463	1,475
Cash in banking corporations in Israeli currency	20	71
Total cash and cash equivalents	1,486	1,552

Note 6 - Customers

	for December 31st
	2024	2023
a. The composition:
Open debts	8,837	17,709
Checks for collection and credit cards	20,168	8,965
	29,005	26,674
Less - provision for doubtful debts	(122)	(122)
Total net customers	28,883	26,552

Customer debts do not bear interest.

b.	Information regarding the Company’s exposure to credit risk due to customer balances:

	Customers whose repayment date has not yet arrived	Customers whose due date has passed and the delay in their collection is:
	(w/out collection arrears)	Up to 60 days	60-90 days	More than 90 days	Total
	As of December 31, 2024
Customer balance before provision Doubtful debts	-	4,687	22	4,128	8,837
Balance of provision for doubtful debts	-	-	-	(122)	(122)
	-	4,687	22	4,006	8,715

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 6 - Customers (continued)

	Customers whose repayment date has not yet arrived	Customers whose due date has passed and the delay in their collection is:
	(w/out collection arrears)	Up to 60 days	60-90 days	More than 90 days	Total
	As of December 31, 2023
Customer balance before provision	4,143	3,123	5,704	4,739	17,409
Doubtful debts	-	-	-	(122)	(122)
Balance of provision for doubtful debts	-	-	-
	4,143	3,123	5,704	4,617	17,587

Note 7 - Receivables and debit balances

	for December 31st
	2024	2023
Advanced payments to suppliers	53,277	17,286
Accounts receivable	6,328	2,166
Prepaid expenses	3,308	3,601
Value Added Tax	2,386	369
Receivables and other debit balances	1,048	1,386
Related parties	245	9,979
Tax assessing officer - company	1	14
	66,593	34,801

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 8 - Vehicles inventory

	for December 31st
	2024	2023
a. The composition:
New cars	196,087	170,009
Used cars	11,024	12,033
Accessories	2,687	1,605
	209,798	183,647

b. As stated in Note 2i above, the Group calculates its inventory according to the lower of the cost base and the net realizable value. The Group regularly examines the realizable value of the inventory, taking into account a number of factors and characteristics, and in particular the age and condition of the inventory. About the considerations taken into account regarding the examination of realizable value in respect of the new car inventory, see also Note 3b1. As of December 31, 2024 and 2023, the inventory of new cars is without reduction.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 9 - Investment in stocks of held companies

Further to what was covered in Notes 1 (c) and 2 (u) regarding the merger and reverse acquisition: Matomy is the legal purchaser of Global Automax and both own subsidiaries as follows:

a. Additional information regarding subsidiaries whose reports are consolidated in the Company’s reports:

	Country of incorporation	The Company’s rights in capital and voting rights %	Amounts advanced by the Company to the consolidated company	The scope of investment in the apital of the consolidated company	Total
December 31, 2024
Automax Hasharon (1)	Israel	67	504	2,000	2,504
Automax “Trade In” Ltd.	Israel	80	13,430	-	13,430
Automax Direct Import Ltd. (2)	Israel	100	17,008	-	17,008
Automax car fleets Ltd:	Israel	100	291	-	291
			31,233	2,000	33,233

As for December 31, 2023
Automax Hasharon (1)	Israel	67	270	1,899	2,169
Automax “Trade In” Ltd.	Israel	80	9,128	-	9,128
Automax Direct Import Ltd. (2)	Israel	100	77	-	77
Automax Netanya Ltd. (4)	Israel	100	682	-	682
			10,157	1,899	12,056

(1)	See Note 33a below.
(2)	See Note 21b below.
(3)	During November 2024, the subsidiary Global Automax acquired the remaining 50% of the shares of Automax Fleets. See Note 21b below.
(4)	Automax Netanya Ltd.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 9 - Investment in stocks of held companies (continued)

B. Details regarding affiliated companies held by the Company:

Investment in affiliated companies

	Number of		Nominal	Company’s rights in capital and voting rights	for December 31st
	shares	Type	value	%	2024	2023
Dalhom Automax Ltd. (1)	10	Ordinary	0.1	50%	10,818	11,256
	0.2	Management	0.1
Automax Shefela Ltd. (2)	60	Ordinary	1	50%	664	1,148
Automax car fleets Ltd:	8	Management	1
	171,451	Ordinary	0.1	50%	-	85
					11,482	12,489

1. Dalhom Automax Ltd.:

	for December 31st
	2024	2023
Share capital	-(*)	-
Debits and credits	770	684
Loan	5,566	5,156
Investment	5,607	5,662
Equity losses	1,125	(246)
	10,818	11,256

(*)	Amount lower than 1 thousand ILS.

See Note 21b(c) below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 9 - Investment in stocks of held companies (continued)

2. Automax HaShfela Ltd.:

	for December 31st
	2024	2023
Share capital	-(*)	-(*)
HaShfela Debits and credits	1,664	1,249
Equity losses	(1,470)	(548)
Loan	470	447
	664	1,148

(*)	Amount lower than 1 thousand ILS.

In addition, see Note 21b(e) below.

3. Automax car fleets Ltd:

	for December 31st
	2024	2023
Debits and credits	-	102
Equity losses	-	(34)
Share capital	-	17
	-	85

See Note 21b(g) below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements

As of January 1, 2018, the Company applies standard IFRS 16 as detailed in Note 2 p.

a. Assets composition due to lease agreements

	for December 31st
	2024	2023
Cost:
Opening balance	36,409	28,044
Additions during the year	2,392	9,897
Changes during the year	(5,247	1,532
Closing Balance	33,554	36,409

Accrued depreciation and amortization:
Opening balance	15,923	11,247
Changes during the year:
Depreciation	5,951	5,750
Changes during the year	(3,774	(1,073)
Closing Balance	18,100	15,924
Total	15,454	20,485

b. Composition of liabilities for the lease agreements:

	As of December 31
	2024	2023
Opening balance	22,104	18,032
Changes during the year:
Additions	2,127	9,807
Changes during the year	(507)	(509)
Payments and changes due to leases	(6,804)	(5,226)
Total	16,920	22,104

Liabilities with respect to lease agreements – current maturities	5,001	5,775
Long-term lease related liabilities	11,919	16,329
Total	16,920	22,104

c. Amounts recognized in profit and loss:

	For the year ended on
	2024	2023

Depreciation expenses with respect to right-of-use assets	5,951	5,750
Financing expenses with respect to liabilities	1,050	1,133

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

d.	The lease agreements include the following breakdown:

1.	Lease agreement for a land plot and a building in which the Global Automax Jerusalem branch is based

Global Automax has a Lease Agreement with a third party for the lease of an asset in Jerusalem. The Lease Agreement is valid until March 31, 2025, after exercising the extension option. Also, Global Automax was granted with additional options to extend it until March 31, 2027. Global Automax is entitled to notify the lessor on a determined date of every year, about its decision to shorten and/or to terminate the lease agreement by submitting a written notice of 6 months in advance.

The current monthly lease fees amount to approximately 117 thousand ILS, plus VAT and linkage differentials. On April 1, 2020, and every two years thereafter, the lease fees shall increase by 3% when compared to the monthly fees paid on the previous month.

In order to guarantee the undertakings of Global Automax subject to the lease agreement, the lessor was provided with various collaterals, as follows: (a) personal guarantees provided by Messrs. Daniel Levi, Yinon Amit, Emanuel Paz Puzailov and Eyal Baruch (hereunder: the “Guarantors”); (b) a promissory note by the subsidiary at the amount of 500 thousand ILS, personally guaranteed by the Guarantors; and (c) a deposit in the amount of the monthly fees, provided by Global Automax and held by the lessor as collateral to secure the undertakings of Global Automax.

In accordance with the approval of the general meeting of the company’s shareholders, Global Automax intends to replace the personal guarantees given by the Guarantors as mentioned above, with other acceptable collaterals to be provided by Global Automax in the amount of up to 5 months of lease fees. As of the reporting date, said guarantees have not yet been replaced.

This property houses the Global Automax building in Jerusalem, which includes an exhibition center, a parking lot for vehicles imported by the subsidiary, the Company’s headquarters as well as a facility for preparing vehicles for sale (PDI).

The inherent interest rate of this lease is estimated at 4.3%.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

2.	Lease agreement in connection with a plot of land in Rishon Lezion and a building in which the Global Automax branch is based

Global Automax has a lease agreement with a third party, according to which it leases a 2,000 square meters plot of land in Rishon Lezion on which a building of approximately 566 square meters is built. The lease agreement is valid until May 2031. Global Automax is entitled to shorten the lease term by submitting a written notice to the lessor 6 months in advance. In addition, the lessor may shorten the lease period by submitting a written notice five months in advance, if it wishes to build on the property, provided that it presents Global Automax with a signed and valid building permit from the Rishon LeZion Planning and Construction Committee.

The monthly lease fees vary between approximately 82 to approximately 100 thousand ILS, plus VAT and linkage differencials from May 2015 (predefined annual increases for each lease year).

To secure its undertakings as detailed in the lease agreement, the Company provided the lessor with various sureties, including a bank guarantee on behalf of the Global Automax, promissory notes by the Company, as well as a Company guarantee.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for the sale of vehicles imported by Global Automax.

The inherent interest rate of this lease is estimated at 3.7%.

3.	Lease agreement for a land plot with a storage lot of Global Automax in Jerusalem

Global Automax has a lease agreement with a third party according to which it leases a plot of land of 1,776 square meters in Jerusalem. The lease agreement is valid until July 2024 (after Global Automax exercised options granted to it to extend the lease period). Global Automax is entitled to shorten the lease period, provided that it notifies the lessor accordingly by submitting a written notice 60 days in advance. The lessor is entitled to cancel the agreement with a written notice of 6 months in advance, in cases of development and/or planning and/or sale of the leased property.

The current rent is 44.1 thousand ILS, plus VAT and linkage differentials.

On March 24, 2024, the general meeting of the Company’s shareholders approved the extension of the lease agreement for a period of up to 5 additional years, at a monthly lease not exceeding ILS 44,100, plus VAT and linkage differentials.

Approximately 47% of the leased property rights are held by an affiliated party of one of the Company’s Directors, who is also a shareholder of the Company.

In order to guarantee its undertakings in acordance with the lease agreement, Global Automax provided the lessor with a sum equivalent to 3 months lease fees (120 thousand ILS) plus VAT as required by law, as payment for the last three months of the lease term. In addition, Global Automax provided an additional CPI-linked promissory note in the amount of 100 thousand ILS.

This property contained the logistic warehouse of Global Automax, where it stores its imported vehicles after they are released by the Customs Authorities and prior to their transportation to the PDI center of Global Automax.

The inherent interest rate of this lease is estimated at 3.7%.

The lease agreement ended at the end of June 2024 after Global Automax decided not to renew it.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

4.	Lease agreement of a land plot with a building in which the Haifa branch of Global Automax operates

Global Automax has a lease agreement with a third party, according to which it leases a plot of land in Haifa, with an area of 510 square meters, on which a building with an area of approximatively 363 square meters is built. After having been extended for an additional period, the lease agreement is in effect until May 2026.

The monthly lease fees total 42.5 thousand ILS, plus VAT and linkage differentials, and the lease fees for the additional period total 44 thousand ILS.

A deposit equal to three months’ rent plus VAT was paid to the lessor when receiving possession of the property.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 2%.

5.	Lease agreement for a land plot with a building in which the Global Automax Raanana branch operates

Automax Hasharon has a lease agreement with a third party according to which it leases a 1,550 square meter lot in the city of Raanana, on which a building of approximately 1,550 square meters is built. The lease agreement is in effect for the period from May 1, 2021 to April 30, 2026, and Automax Hasharon was granted options to extend it until April 30, 2031. Automax Hasharon is entitled to notify the lessor on a determined date of every year of the shortening and/or termination of the lease agreement by submitting a written notice 3 months in advance.

The monthly lease fees were set at the amount of 55,000 ILS, plus VAT and linkage differentials.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 9%.

6.	Lease agreement for a land plot with a building in which the Global Automax Rishon Lezion branch operates

Automax Hasharon has a lease agreement with a third party according to which it leases a 4,095 square meter lot in the city of Petach Tikva, on which a building of approximately 4,095 square meters is built. The lease agreement is valid until December 2024, and the Company was granted options to extend it until December 2028.

The monthly lease fees total 27,500 ILS, plus VAT and linkage differentials.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 17%.

In accordance with the agreement with the landlord, the lease agreement ended in March 2024 and Global Automax closed this branch.

7.	Lease agreement for a land plot in Glilot with a building on which the Global Automax branch operates

Automax Trade-in has a lease agreement with a third party, according to which it leases a 1,100 square meter lot in Glilot, on which a building of approximately 1,100 square meters is built. The lease agreement is valid until August 2024 (after exercising an option for its extension).

The monthly lease fees were set at the amount of 37,500 ILS, with the addition of VAT and linkage differentials.

Global Automax branch is located in this property including a presentation center for sale of new and used vehicles.

The inherent interest rate of this lease is estimated at 1.7% and at 7.2% during the option period.

The lease agreement ended at the end of August 2024, after Automax Trade-In decided not to renew it and closed the branch in Glilot.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 10 - Assets and liabilities for lease agreements (continued)

8.	Lease agreement of a plot of land with a building where Global Automax Afula branch operates

Global Automax has a lease agreement with a third party according to which it rents a plot of land with an area of 545 square meters, on which a building with an area of approximatively 545 square meters operates in Afula. The lease agreement is for the period from December 1, 2021 to December 1, 2024, and Global Automax is granted options to extend it until December 1, 2030. Global Automax is entitled to notify the lessor on a determined date of every year about its decision to shorten and/or to terminate the lease agreement by submitting a written notice 3 months in advance.

The monthly lease fees were set at the amount of 27,250 ILS, plus VAT and linkage differentials.

A Global Automax branch is located in this property, which includes a presentation center comprised of a showroom for sale of vehicles imported by it.

The inherent interest rate of this lease is estimated at 2.9%.

9.	Vehicles under operational lease

As of December 31, 2024 and 2023, the Company has 23 and 19 (respectively) operating lease agreements for vehicles, for periods of 3 years. The aforementioned vehicles are presented on the basis of cost plus one-time setup costs transaction, after deduction of accrued depreciation. The vehicles are amortized based on individual calculations for each vehicle over the lease period.

The inherent interest rate of this leases is estimated between 4.53% and 7.15%.

Note 11 - Fixed Assets, net

	For December 31
	2024
	Vehicles	Computers	Office equipment and furniture	Leasehold improvements	Electronic equipment	Total
Cost
Balance as of January 1, 2024	1,828	2,159	2,059	7,940	468	14,454
Additions during the year	554	203	34	138	119	1,048
Subtractions during the year	(857)	-	(35)	-	67	(959)
Balance as of December 31, 2024	1,525	2,362	2,058	8,078	520	14,543

Accumulated depreciation
Balance as of January 1, 2024	335	1,603	974	3,599	72	6,583
Additions during the year	280	329	137	796	73	1,615
Subtractions during the year	(195)	-	(4)	-	17	(216)
Balance as of December 31, 2024	(420)	(1,932)	(1,107)	(4,395)	(128)	(7,982)
Fixed assets, net, as of December 31, 2024	1,105	430	951	3,683	392	6,561

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 11 - Fixed Assets, net

	For December 31
	2023
	Vehicles	Computers	Office equipment and furniture	Leasehold improvements	Electronic equipment	Total
Cost
Balance as of January 1, 2023	1,365	1,834	1,893	7,235	260	12,587
Additions during the year	2,144	341	196	924	346	3,951
Subtractions during the year	(1,680)	(16)	(30)	(220)	(138)	(2,084)
Balance as of December 31, 2023	1,829	2,159	2,059	7,939	468	14,454

Accumulated depreciation
Balance as of January 1, 2023	208	1,269	817	2,838	25	5,157
Additions during the year	355	337	158	771	53	1,675
Write-offs during the year	(229)	(2)	(1)	(9)	(8)	(249)
Balance as of December 31, 2023	(334)	(1,604)	(974)	(3,600)	(70)	(6,583)
Fixed assets, net, as of December 31, 2023	1,495	555	1,085	4,339	365	7,871

Note 12 - Intangible assets, net

	For December 31
	2024
	Import licenses	Goodwill	Website	Total
Cost
Balance as of January 1, 2024	19,664	764	1,817	22,245
Additions during the year	8,544	-	-	8,544
Balance as of December 31, 2024	28,208	764	1,817	30,789

Cumulative reduction
Balance as of January 1, 2024	(9,879)	-	(1,247)	(11,126)
Additions during the year	(2,955)	-	(255)	(3,210)
Balance as of December 31, 2024	(12,834)	-	(1,502)	(14,336)
Reduced cost, net, as of December 31, 2024	15,374	764	315	16,453

	For December 31
	2023
	Import licenses	Goodwill	Website	Total
Cost
Balance as of January 1, 2023	17,020	764	1,045	18,829
Additions during the year	2,644	-	772	3,416
Balance as of December 31, 2023	19,664	764	1,817	22,245
Cumulative reduction
Balance as of January 1, 2023	(7,114)	-	(1,045)	(8,159)
Additions during the year	(2,765)	-	(202)	(2,967)
Balance as of December 31, 2023	(9,879)	-	(1,247)	(11,126)
Reduced cost, net, as of December 31, 2023	9,785	764	570	11,119

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 13 - Long-term deposits in banking corporations

Long-term deposits in banking corporations, as of December 31, 2024 are presented at the amount of 1.242 thousand ILS. As of December 31, 2023, said deposits amounted to 409 thousand ILS. The deposits comply with some of the terms of state-guaranteed loans. as well as an additional deposit deposited by Automax Hasharon with respect to a guarantee provided in relation with the lease agreement of the Raanana branch.

Note 14 - Short-term credit from banking corporations and financing bodies

	Interest rate	For December 31
	%	2024	2023

Bank - overdraft		13	8
Current maturities of long-term loans (see Note 17)		4,628	2,004
Short-term loans	6.75-8.5	171,042	139,418
		175,683	141,430

The Group has unsecured credit lines that amounted to a total of approximately 175.5 million ILS as of December 31, 2024 and to approx. 150 million ILS as of December 31, 2023. Out of these credit lines the Group utilized approx. 170.5 million ILS as of December 31, 2024 (and approx. 143 million ILS as of December 31, 2023). The Group does not pay for unused credit lines, which as mentioned above, are unsecured.

For details regarding financial benchmarks, see Note 21c below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 15 - Suppliers and services providers

	For December 31
	2024	2023

Open debts	28,534	14,117
Checks for collection and credit cards	511	2,052
	29,045	16,169

Note 16 - Accounts payable and credit balances

a. The composition:

	For December 31
	2024	2023

Advances from customers	33,352	22,407
Contingent liability in respect of former shareholders of a subsidiary (b)	10,836	10,777
Employees and related institutions	1,531	819
Value Added Tax	1,085	5,898
Expenses payable	442	4,725
Commitment to previous shareholders of Global Automax (c)	495	495
Provision for sick leave and vacation	277	262
Liability for future transactions (Forward)	151	320
Liability towards the stakeholders of the Company	117	117
	48,286	45,820

B.	Contingent liability in respect of the subsidiary’s former shareholders and an indemnifying asset for it –

On November 13, 2015, Matomy USA (the Company’s wholly-owned subsidiary, incorporated in accordance with the laws of Delaware, USA), acquired the entire holdings (100%) in Optimatic Media Inc. (“Optimatic”) by means of a reverse triangular merger (“The Transaction”). In accordance with the transaction documents, since Optimatic had a large number of shareholders, including inactive companies, and after the company took all reasonable measures to locate those shareholders, the company transferred the full transaction proceeds to a trustee, who was responsible for locating the shareholders and making the payment to the located shareholders. In accordance with the provisions of the Trust agreement signed with the Trustee, one year from the date of completion of the transaction, the Trustee transferred to Matomy USA the balance of the proceeds of those shareholders who had not yet been located until that date, in the amount of $2,971 thousand (the “Liability Amount”).

On October 29, 2019, Matomy USA was dissolved in accordance with Delaware law, and as part of its liquidation the company undertook to bear the claims filed against Matomy USA. To the best of the Company’s knowledge, according to the law applicable in Delaware, lawsuits can be filed against Matomy USA for a period of up to 3 years from the dissolution date as stated, and the Company’s obligation to bear claims filed against Matomy USA is valid for a period of up to 10 years from the date of dissolution. As part of the merger transaction between the Company and the shareholders of the former Global Automax, and as a condition precedent to its completion, an agreement was signed with M.R.M Merhavit Holdings and Management Ltd. (the initiator of the transaction) and L.I.A. Pure Capital Ltd. (hereafter collectively: “the Indemnifiers”), according to which in return for a payment of 1 million ILS plus VAT, to be paid to the Indemnifiers by the Company, the Indemnifiers will indemnify the Company for any amount paid to any of Optimatic’s undocumented shareholders as specified above, up to the liability amount. This liability was settled in an agreement signed on March 18, 2021 between the Company and the Indemnifiers.

It should be noted that the aforementioned understanding was approved by the Company’s Board of Directors at meetings held prior to the approval of the merger transaction by the Company’s shareholders, and that it was brought to the Company’s shareholders for approval as part of the merger transaction, which was approved by them on February 28, 2021.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 16 - Accounts payable and credit balances (continued)

C.	In an immediate report published by the Company on March 24, 2021 in connection with the merger transaction completion, it was clarified that according to the merger agreement the cash amount in the Company’s treasury should amount to approximately 22 million ILS. On the deadline set for a settlement of accounts according to the aforementioned report, the cash amount in the Company’s treasury amounted to about 21.6 million ILS. In accordance with the aforementioned report, the indemnification provision set forth in item 1.1.10.5 of the meeting summons report dated February 22, 2021, whose agenda was the approval of the merger transaction (“the Meeting Summons Report”), applies to the entire amount of the difference (about ILS 495 thousand) (“the Difference Amount”), according to which the amount difference will be paid by way of allocating the indemnification shares (as defined in the merger agreement) against the capital raising to be carried out by the Company (and everything as specified in item 1.1.10.5 of the Meeting Summons Report), without applying the absorption of 150,000 ILS stipulated in item 1.1.10.2 of the Meeting Summons Report. It should be clarified that as of the date of publication of this report, to the best of the Company’s knowledge, the former shareholders of the subsidiary postponed the execution date of the aforementioned mechanism in accordance with the right granted to them to postpone it until after the date of the third milestone, but no later than 72 months from the date of completion of the transaction. It should be noted that if the Company fails to raise capital, the liability will be repaid in cash. As of December 31, 2024, the amount of the difference was recorded as capital fund in the Company’s books.

Note 17 - Long-term credit from banking corporations

	For December 31
	2024	2023

In ILS, non-linked (*)	15,869	3,811
With deduction of current maturities	4,628	(2,004)
	11,241	1,807

(*)	Loans were provided in ILS, and beared a Prime+1.5% interest rate during 2024 and 2023. The loans are not CPI linked.

For details regarding financial benchmarks, see Note 21c below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 18 - Non-granting control Loans from Right Holders

	For December 31
	2024	2023

Automax Motors	1,037	985

Note 19 - Liability for bonds

A. Composition as of December 31, 2024

	Capital amount	Nominal interest	Effective interest	Balance	Balance with deduction of current maturities
Unlinked bonds (series A)	34,245	5.9%	6.9%	34,715	20,344

B. Additional information regarding bond issuance (series B)

On March 1, 2022, the Company issued a total of ILS 45,660 thousand face value bonds (series B) of the Company, worth ILS 1 each, in accordance with the shelf offer report published by the Company on February 27, 2022, based on the Company’s shelf prospectus dated November 30, 2021 (hereinafter: “The Shelf Offer Report”). The total gross consideration received by the Company for the bonds (series B) allocated according to the shelf offer report, amounted to a total of ILS 45,660 thousand. The Company incurred issuance costs of approximately ILS 889 thousand.

Terms of the bonds (series B)

The bonds (series B) bear a fixed, non-linked annual interest rate of 5.9% and will be paid twice a year, on February 28 and August 31 of each of the years 2023 to 2025 (inclusive) and on February 28, 2026, all for the interest period that ended on the last day before the payment date (hereinafter: the “Interest period”). The interest rate that will be paid for a certain interest period (except for the first interest period, as detailed below), will be calculated as the annual interest rate divided by two. The first interest payment date will be on February 28, 2023 for the period that begins on the first trading day after the tender day according to the first shelf offer report, and ends on February 27, 2023 (hereinafter: “the first interest period”), and the last payment will be made on February 28, 2026, together with the final repayment of the bond fund, and against handing over the bond certificates to the Company.

The bonds (series B) will be settled for repayment of the principal in 4 unequal annual payments, to be paid on February 28 of each of the years 2023 to 2026 (inclusive), in such a way that the first payment (on February 28, 2023) will be 10% of the principal nominal value of the bonds, the second payment (on February 28, 2024) will be 15% of the total nominal value of the bonds, the third payment (on February 28, 2025) will be 30% of the total nominal value of the bonds, the fourth and final payment (on February 28, 2026) will constitute 45% of the total nominal value of the bonds.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 19 - Liability for bonds (continued)

Securing the bonds

In order to guarantee the complete fulfillment of all the Company’s obligations according to the terms of the bonds (series B) and to guarantee the full and accurate repayment of all the principal and interest payments the Company must pay to the bonds (series B) holders, the Company undertook to create and/or register the guarantees listed below for the trustee’s benefit:

1.	As a condition for providing owner loans to the controlled companies, the Company undertook to pledge, with a floating lien, the full rights of the Company by virtue of the owner loans provide from time to time to the controlled companies, and this is to ensure the full and exact fulfillment of all the Company’s obligations according to the bonds (series B) and the deed of trust.

2.	The Company has committed that as long as the bonds (series B) have not been paid in full, in a final settlement, the Company will not create general current liens on all of its assets and all of its rights, existing or future, for the benefit of any third party, to secure any debt or obligation, unless:

(A)	Prior approval will be obtained from the bonds holders (series B), to create the lien in favor of a third party.

(B)	The Company established - for the benefit of the holders of the bonds (series B) to secure the undisputed balance of debt towards the holders, at the same time as the creation of the ongoing lien in favor of the third party - an ongoing lien of the same level pari passu according to the ratio of the Company’s debts to the third party and to the holders of the bonds as will change from time to time, and this lien will be in effect as long as the bonds (series B) have not been paid in full, or until the cancellation of the lien given in favor of the aforementioned third party, whichever comes first.

In addition, the Company undertook that as long as the bonds (series B) were not paid in full, it will not create and will not undertake to create, for the benefit of any person and/or entity, liens of any kind and type on the shares of Global Automax, which it owns.

1.	The Company undertook that as long as the bonds (series B) were not paid in full, it would refrain from making a distribution (as the term is defined in the Companies Law, 5759-1999 (hereinafter: “The Companies Law”)), including that it would not declare, pay or distribute dividends (as defined in the Companies Law). Notwithstanding the above and subject to any law, the Company will be entitled to make a distribution by way of a dividends in kind of shares that are held by it in the controlled companies and are listed for trading on the stock exchange, provided that the equity of the Company, after making the distribution, does not amount to less than ILS 60 million.

For details regarding financial benchmarks, see Note 21c below.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 20 - Liabilities for employee benefits, net

A. Post-employment benefits

The Israeli Labor Law and Severance Pay Law require the Company to pay severance payments to its employees upon termination or retirement. Therefore, the Company handles the corresponding liability as a post-employment benefit. The calculation of the company’s liability for employee benefits is done in accordance with valid employment contracts, and it is based on employees’ salaries and employment period, the basis that entitles them to receive severance pay.

B. Defined deposit plans

A portion of the Group’s severance payments to its employees in Israel is subject to the provisions of section 14 of the Severance Pay Law, 5723-1963. According to this paragraph, current contributions to pension funds and/or insurance policies with insurance companies exempt the Group from recognizing any further liabilities toward those employees for whom said amounts were deposited. Said contributions, as well as deposits in respect of remunerations, constitute defined deposit plans.

C. Defined benefit plans

The portion of severance pay not covered by contributions to defined deposit plans, as detailed above, is handled by the Group as a defined benefit plan according to which the Group recognizes the liability towards an employee’ benefits for which the Group is contributing amounts in corresponding insurance policies.

D. The composition of employee benefits liability presented in the Balance Sheet:

	For December 31
	2024	2023
Benefits after termination of employment by departments:

PDI department	22	20
Sales department	23	108
Management	12	12
	57	140

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees

A. Claims and legal decisions in the field

The Group may be exposed to legal proceedings and claims from time to time as part of its current business operations. Regardless of the outcome of said actions, litigations may have negative impacts over the Company as a result of the costs arising from settlements and the need to receive legal defense and settlements, the reassignment of management resources and other factors.

●	During 2015, an investigation was initiated against a subsidiary, Haim Levy Trade In Ltd. (hereunder: “Haim Levy Trade In”), one of the Company’s controlling shareholders, and against Company’ position holders – Daniel Levy, CEO; Yinon Amit, Chief Business Officer and Director; Haim Levy, Trade Manager and the son of Daniel Levy; and, Gal Levy, VP of Regulations and Branch network and the son of Daniel Levy, under the suspicion of fraud, forgery and money laundering. In addition, said position holders (excluding Messrs. Daniel and Gal Levy) were interrogated on the suspicion of having committed tax fraud and regulatory breaches with respect to Company activities as a parallel importer of vehicles subject to the provisions of the Product and Services Supervision Order (Vehicle Import and Provision of Automotive Services), 5739-1978 (hereunder: the “Order”).

At the end of the investigation, Global Automax, Haim Levy Trade In and the aforementioned position holders (with the exception of Mr. Gal Levy) (hereinafter: the “Position holders”) received summons to a hearing, according to which the attorney’s office is considering prosecuting them for having committed the aforementioned offenses. On August 5, 2021, the parties involved received a notice from the Tel Aviv District Attorney’s Office (Taxation and Economy), according to which, after a hearing procedure that was held for Global Automax and the office holders (excluding Gal Levy) and Haim Levy Trade In, it was decided to reject their claims and file an indictment against them.

On August 25, 2021, a notice of indictment was received against Global Automax, Haim Levy Trade In and the position holders. The offenses attributed to the accused in the indictment, were as follows:

a.	Global Automax is accused of committing forgery offenses under the Penal Law, 5733-1977 (hereinafter: the “Penal Law”), fraud under the Penal Law, smuggling under the Customs Ordinance [New Version] (hereinafter: the “Customs Ordinance”) and money laundering offenses, according to the Money Laundering Prohibition Law of 5760-2000 (hereinafter: the “Money Laundering Prohibition Law”) and the Penal Law;

b.	Haim Levy Trade In is accused of conducting forgery acts under the Penal Law, fraud subject to the Penal Law, contraband under the Customs Ordinance, tax and customs offenses (subject to the Customs Ordinance [New Version], the Value Added Tax Law, 5736-1975 and Acquisitions Tax Law (Goods and Services), 5712-1952) and money laundering offenses under the Anti-Money Laundering Law and the Penal Law;

c.	The position holders are accused of forgery according to the Penal Law, fraud according to the Penal Law, smuggling according to the Customs Ordinance and money laundering offenses according to the Law on the Prohibition of Money Laundering and the Penal Law.

d.	With regard to events related to Albar’s Group activity, Haim Levy Trade In and the office holders are accused of conducting acts of forgery under the Penal Law, fraud under the Penal Law, contraband under the Customs Ordinance, tax and customs offenses (subject to the Customs Ordinance [New Version], the Value Added Tax Law, 5736-1975 and Acquisitions Tax Law (Goods and Services), 5712-1952) and money laundering subject to the Anti-Money Laundering Law and the Penal Law; In addition, Yinon Amit is accused in the aforementioned case with impeachment of the investigation, conspiracy to commit a crime and misdemeanor, and obstruction of justice according to the Penal Code.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees

As of the financial statements signing date, the preliminary hearings regarding the indictment were completed, and hearings on the substantial evidence began in March 2023.

Global Automax rejects the charges against the subject of the indictment, among other things in light of the fact that as of 2016 the Order was replaced by the Vehicle Services Licensing Law, which allows the importer to purchase vehicles from any source. Since then, and despite Global Automax being under investigation and later even being summoned to a hearing - which was well known to the Ministry of Transportation as the regulator entrusted with licensing and supervision of the field in which Global Automax operates - the Ministry of Transportation renewed and extended Global Automax’s import licenses in accordance with the Vehicle Services Licensing Law, and even issued additional import licenses and permits to Global Automax. It should be emphasized that the vehicles subject to the indictment were not released from customs at all, and no import documents, registrations or invoices were submitted to the Customs Authority. In addition, Global Automax did not continue to operate according to the import license subject of the indictment, which expired in 2015. In fact, this is a single incident, originating from the beginning of Global Automax’s operations; Global Automax has learned lessons regarding the required manner of conduct and control with its suppliers, and it operates under internal procedures with regard to the company’s contracts with suppliers from which it purchases vehicles.

Global Automax believes, relying on the position of its legal advisors, that it holds good arguments to handle the charges which are the subject of the indictment.

According to legal advice received by Global Automax, in the event of a conviction, as part of a sentence, the punitive sanction as far as Global Automax is concerned could result in a financial fine, while for the aforementioned party, in case of a conviction for money laundering offenses, confiscation may be also possible as part of the verdict. In addition, besides the aforementioned, there is exposure to an administrative procedure by the Ministry of Transportation as detailed below.

According to section 8 of the Vehicle Services Licensing Law, an employee of the Ministry of Transportation serving as the Deputy Director General for Traffic (in this section “the Director”) has the authority to refuse granting or renewing a license “if the license applicant has been convicted of a criminal offense which, due to its nature, seriousness, or circumstances, makes him unfit to engage in providing vehicle service, or in a profession in the automotive industry for which he requested the license, or if an indictment was filed against him for a criminal offense as mentioned and a final judgment has not yet been given in his case.” Also, according to Section 10(a)(7) of the Vehicle Services Licensing Law, the Director may revoke a license, suspend it until ordered conditions are fulfilled, limit it or refuse to renew it, after giving the license holder an opportunity to assert his claims, if the license holder “has been convicted of a criminal or a disciplinary offense, which due to its nature, seriousness or circumstances, makes him unfit to engage in providing car service, or in a profession, or if an indictment was filed against him for a criminal offense as mentioned and a final judgment was not yet given in his case.” In the opinion of the Company’s Management and Global Automax, based on its legal advisors’ opinions, the filing of an indictment against Global Automax, or the fact that it may be convicted with respect to the offences in the indictment, is insufficient to cause the Director to refuse to grant it import licenses, renew its indirect importer license, revoke, restrict, or refuse to renew any licenses granted to Global Automax, due to the following reasons, cumulatively, or to any of them:

a.	The offenses which constitute the subject of the indictment, do not lead the Director due to their nature, severity and circumstances, as described above, to the conclusion that Global Automax is not the suitable body to engage in the importation and sale of vehicles.

b.	The Ministry of Transportation is aware of the criminal investigation and of the filing of the indictment against Global Automax. However, this did not prevent it from granting the Company an indirect importer’s license, from extending it on an ongoing basis to additional vehicle products (while most indirect importer licenses for vehicle products were received, or renewed, after having received the summons for the hearing) and from granting the Company import permits for various types of vehicles since it began its operations. The management of the Company concludes from the above that the Ministry of Transportation does not see the investigation opened and the indictment filed against Global Automax, and their possible results, as possibly leading to the conclusion that Global Automax is not suitable to engage in the business of importation of vehicles.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

c.	According to the management’s estimate, the policy of the Ministry of Transportation is to increase competition in the industry including the promotion of the Company and of its lines of business. Thus, based on its goal of realizing the purpose of the Vehicle Services Licensing Law, to open up the vehicle import market in Israel to competition, and to lower the entry barriers for commercial imports in the vehicle industry. The Company is a leading party in the competition in the industry and it has brought about a real revolution in it. Therefore, the understanding of the Company’s management is that a refusal to grant Global Automax licenses or to renew its licenses, would be against the competition that the Ministry of Transportation aims to promote.

d.	To the best of Global Automax’s knowledge, since the enactment of the Vehicle Services Licensing Law, the Director has not exercised his authority not to grant or renew a license, and in the opinion of the Company’s management, the use of such authority will be done sparingly and very cautiously.

Furthermore, Global Automax believes, relying on the position of its legal advisors, that if such administrative proceedings were taken against it, it would be possible to establish a substantial argument against it, including the possibility of achieving a delay in execution (and this is based, among other things, on parallel administrative proceedings that are underway today, for example the proceedings of the Commissioner on the Capital Market, Insurance and Savings Authority vis-à-vis credit services providers).

It should also be noted that the Company and Global Automax have a broad and solid managerial and professional structure, a good management system and excellent trade relations, which the Company and Global Automax expect to be able to successfully deal with all the challenges that will arise, to the extent that they arise, following the filing of the indictment.

In light of the above, Global Automax assesses, relying on the position of its legal advisors, that the filing of the indictment does not cause cancellation or non-renewal or refusal to grant licenses to Global Automax by the Director, or to harm the operations of the Company and of Global Automax.

●	On September 29, 2022, a lawsuit was filed with the District Court in Tel Aviv and an application for its approval as a class action against Global Automax, a company fully owned by the Company, and against Union Motors Ltd. (hereinafter: “Union”), Lex Motors Ltd. (hereinafter: “Lex”), Toyota Motor Corporation (hereinafter: “Toyota”), and Denso Corporation (hereinafter: “Denso”).

The subject of the application is the applicants’ claim that the defendants (Toyota as a manufacturer of vehicles; Denso as a manufacturer of allegedly defective fuel pumps which are installed in vehicles made by Toyota and Lexus and are the subject of the request; Union and Lex as direct importers of vehicles made by Toyota and Lexus to Israel; and Global Automax as an indirect importer of vehicles manufactured by Toyota to Israel, as well as the company that imported the applicant’s vehicle to Israel) breached their obligations towards the members of the Group by, inter alia, producing and/or importing and/or marketing and/or selling vehicles in which a defective fuel pump is installed, refrained from performing a service call for all vehicles in which defective pumps are installed, refrained from bearing the costs caused by the damaged fuel pumps and the service call, and more.

This, according to the applicants, was in breach of the respondents’ obligations according to the Liability for Defective Products Law, 5740-1980, the Sales Law, 5728-1968, the Contracts Law (General Part), 5733-1973, the Licensing of Services and Professions in the Automotive Industry Law, 5776-2016 and other laws.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

The Group which the applicants wish to represent as part of the class action (if approved) is all the owners (at any time), or holders of vehicles made by Toyota or Lexus, in which a fuel pump made by Denso was installed and of the type for which the service call was made.

The respondents estimate the total damage allegedly caused to all the members of the alleged Group, in the amount of more than 2.5 million ILS.

On November 14, 2023, Global Automax submitted a response to the approval application, in which it rejected all the claims raised in the approval application. In particular, Global Automax rejected the claims specifically directed at it, and this in view of its being an indirect importer, for which most of the alleged obligations on which the request for approval purports to be based - do not apply to it at all, and in view of the fact that with regard to the service calls, the object of the request for approval, it fully complied with all obligations (that are limited in any case) that apply to it in this context. On February 25, 2024, the applicants submitted a response on their behalf, in response to the respondents’ answers to the approval request. In their response, the applicants repeated their main claims. The pre-trial hearing is set for September 10, 2025.

At this proceedings preliminary stage, the Company’s legal advisors are unable to assess the chances of an approval request being accepted, but according to the information and data provided to them by Global Automax, the Company’s legal advisors estimate that the exposure of the Company pertaining to this procedure is not material.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

B.	Engagements

a.	On January 6, 2022, the Company contracted with an attorney for the purpose of joint legal representation of Global Automax, and of the position holders who are accused together in the indictment filed against them and others in August 2021, as detailed in Note 21A above.

b.	On March 16, 2022, the Company signed an agreement with third parties (hereinafter: the “Partners”), according to which the parties will work to establish and register a joint company that shall engage in the purchase and sale of used vehicles (trade-in) (hereinafter in this sub-item: the “Agreement” and the “Joint Company”, as the case may be).

The Company will grant the Joint Company exclusivity in the purchase of trade-in vehicles (to be purchased from the Company’s customers), according to pricing to be determined at the Company’s discretion, subject to meeting the goals set forth in the agreement.

According to the agreement, at the time of the Joint Company’s establishment, the Company will own 80% of its issued and paid-up capital, while the Partners will jointly own the remaining 20%. The Partners were given options (which will be exercisable subject to meeting the objectives of the joint company as stipulated in the agreement) (hereinafter: “the option subject to meeting the objectives”), as well as the Company meeting the milestones established in the merger agreement between the Company and the subsidiary), which, assuming their full exercise, may increase the holdings of the partners in the joint company up to 48% of the issued and paid-up capital.

According to the option subjected to meeting the objectives, if in a certain period after the signing of the agreement the net profit of the Joint Company will be higher than a set threshold, and also the Joint Company will purchase a minimum amount of vehicles from the subsidiary as stipulated in the agreement, the Partners will be entitled to purchase ordinary shares of the Joint Company at a rate of 20% from the issued and repaid capital, according to a company value of ILS 30 million pre-money.

Close to the establishment of the joint company, the Company will provide financing to the Joint Company, in the form of an owner’s loan in the amount of ILS 3 million, for its current activities (hereinafter: “the Owner’s Loan”). The Owner’s Loan will bear interest according to Item 3(j) of the Income Tax Ordinance [new version] (hereinafter: “the Ordinance”), to be repaid in 30 equal monthly payments starting on January 1, 2025. Should the Joint Company require additional financing for the needs of its current activities in addition to the Owner’s Loan, the parties will provide the joint company with such financing, in the form of owner loans, based on the relative share of each of them in the Company’s issued share capital (hereinafter: “Additional owner loans”). The additional owner loans, if any issued, will bear interest according to item 3(j) of the Ordinance.

Prior to signing the agreement, the Company entered into a sublease agreement in connection with offices with an area of approximately 100 square meters as well as land with an area of approximately 1,000 square meters in the “Pi Gillot” complex, which will be assigned to the joint venture company from the date of its establishment and will be used for its operations (hereinafter: the “Lease Agreement”). The lease period according to the Lease Agreement is from February 1, 2022 to August 6, 2023, and the Company was given an option to extend for another identical period (subject to the extension of the lease period of the main tenant). The agreement can be terminated with a 6 months notice, upon request from the competent authorities.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

During the fourth quarter of 2024, the Company closed the branch in Glilot, which served as a trade-in activity center and for the sale of new vehicles. It should be clarified that as of the closure of the branch in Glilot, trade-in operations are being conducted within the framework of the existing Company branches. The Company estimates that the closing of these branches has no significant impact on the Group.

c.	On April 27, 2022, following the Company’s signing on April 27, 2022 of a non-binding memorandum of understanding with Dalhom Motors Ltd. (hereinafter: “Dalhom”), a franchise holder for the import of Temsa brand buses (hereinafter: “the Franchise”), to establish a joint venture, on June 19, 2022, a detailed agreement was signed between the Company, Dalhom and Dalhom Automax Ltd., a dedicated company established to operate the abovementioned joint venture (hereinafter: “the Agreement ” and “the Joint company”, and the transaction subject to the agreement “the Transaction”), that will engage, among other things, with the import of Temsa brand buses to Israel and with their marketing in the country.

The main points of the agreement are as follows:

1.	Each party’s holdings, appointment of directors, and management of the Joint Company: upon the agreement’s completion, each party will hold 50% of the Joint Company’s ordinary shares, and the Company will be entitled to appoint more than half of the board of directors members. When the Company’s loans (as defined below) are repaid to the Company in full, the rights of the Company and of Dalhom to appoint directors to the Joint Company’s board of directors will be equal. In the articles of association of the Joint Company it is stipulated that decisions on certain matters in connection with the management of the Joint Company will require the approval of Dalhom.

2.	Company loans: As of the date of completion, the Company will provide the joint venture with owner loans in a total amount of 10 million ILS (above and below: “company loans”) and at times that will allow the joint venture to meet its obligations to Dalhom as detailed in section 4 below. The Company’s loans will be offered at the same interest rate (back-to-back), as the rate for which the Company will raise the said amount from its financing sources. However, loans will not exceed the rate stipulated in the agreement in any case. The Company’s loans, plus interest, will be repaid to the Company or converted to the joint company’s unredeemable capital, all in the manner and at the times stipulated in the agreement.

3.	Initial repayment to the Company: The Company will be entitled to be the first to receive the profits made by the joint company or from its other sources, equivalent to the actually advanced Company’s loans, plus interest accrued on the Company’s loans.

4.	Payments to Dalhom: Subject to the completion of the agreement, the joint company will transfer to Dalhom an aggregate amount equal to the total of the Company’s loans, according to the details and under the following conditions and dates:

A.	The inventory: at the completion date, Dalhom will sell to the joint company, the entire Temsa spare parts inventory that it will possess at that time, based on the cost of the inventory in Dalhom’s books (hereinafter: “Inventory” and ” Amount of Inventory Value “).

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

B.	Contingent advance: at the time of completion, the joint company will pay Dalhom an additional amount, as a conditional advance for the transfer of the franchise to the joint company (hereinafter: “the Conditional Advance for the Concession”). The agreement sets a mechanism according to which the conditional advance in respect of the concession will gradually become a payment for the franchise to Dalhom, depending on the number of years the franchise will be in effect from the date of completion.

C.	Dalhom loan: As of the date of completion, the joint company will transfer to Dalhom an interest-bearing loan to Dalhom (hereinafter: the “Dalhom Loan”), as a loan at the expense of Dalhom’s share in future profits of the joint company which will be repaid in the manner and at the times stipulated in the agreement.

5.	Collaterals: To secure repayment of the Company’s loans, at the time of completion the joint company will pledge to the Company its rights towards Dalhom for the repayment of the Dalhom loan, and Dalhom will pledge to the Company its shares in the joint company as a first-class lien. The liens will be removed upon full repayment of the Dalhom loan and the Company’s loans in accordance with the provisions of the agreement.

6.	Liability and maintenance: Dalhom will remain a party to bus maintenance agreements it entered into until the date of the agreement, and will bear its obligations according to these agreements. The joint company and/or the Company will not have any liability or obligation in connection with these maintenance services. The parties reached understandings on the manner and conditions of supplying spare parts to Dalhom by the joint company, for the purpose of providing the aforementioned services.

7.	Financing the joint company’s activity: In addition to the Company’s loans as mentioned above, after the agreement completion, the Company will provide the joint company with a credit line, or arrange a credit line to be provided by financing entities, to the extent stipulated in the agreement.

8.	Suspending conditions: The parties agreed that the completion of the agreement will be subject to the existence of a number of suspending conditions, including: (a) receiving Temsa’s consent to transfer the franchise to the joint company, and signing a concession agreement between Temsa and the joint company, with substantially similar wording to the existing concession agreement wording and to the satisfaction of the agreement parties, for a period of at least 3 years; and (b) receiving the approval of the Israel Competition Authority (received at the time of publication of the financial statements).

On November 20, 2022, the transaction was completed after all the conditions agreed for the agreement’s completion were met.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

Prior to completing the transaction, the joint company signed a concession agreement with Temsa for a period of three years, under which the joint company would serve as a direct importer to Israel of buses manufactured by Temsa (hereinafter: “The Concession Agreement”). The Concession Agreement includes the provisions customary in agreements of this kind, including sales objectives agreed between the parties, failure to comply with which will give Temsa the right to cancel the concession agreement at the end of an agreed recovery period. Moreover, the joint company has committed that without Temsa’s prior written approval, it will not import and market in Israel during the period of the agreement products competing with those of Temsa.

The concession agreement includes additional conditions as is customary in the industry.

In addition, the joint company signed a service and warranty agreement with Temsa for a period of three years. According to this agreement, the joint company would provide maintenance and warranty services in Israel for buses manufactured by Temsa based on the commercial terms established between the parties (hereinafter: “The Service and Warranty Agreement”).

d.	On April 27, 2022, following the Company’s signing on April 27, 2022 of a non-binding On July 24, 2022, the Company entered an agreement with a third party, under which it shall serve as an authorized distributor of the Company (hereunder: the “Distribution Agreement” and the “Distributor”, as applicable).

Simultaneously with signing the Distribution Agreement, the Distributor entered an agreement to rent a display center in the city of Acre, in which the Distributor intends to operate a Company’s branch, in accordance with the provisions of the Distribution Agreement (hereunder: the “Lease Agreement”). The Company committed towards the lessor in the lease agreement that insofar as the distributor shall terminate the lease agreement (or shall not comply with the provisions of the lease agreement), then it will step in in its place and sign a lease agreement with the lessor under identical terms. The Lease Agreement was signed for a period of 3 years starting August 1, 2022, and the Distributor is given an option to extend it for an additional period of 3 years. The Distribution Agreement is in effect for a period of 5 years, and includes the occurrence of certain events, after which each party will be entitled to cancel the Distribution Agreement immediately. In addition, each party will be entitled to cancel the Distribution Agreement for any reason by giving 3 months’ written notice to the other party.

The Distribution Agreement stipulates that the Distributor will purchase demonstration vehicles from the Company for the purpose of demonstration drives, and that the Company will loan an inventory of vehicles to the distributor for displaying them in the showroom, subject to the purchase of an insurance policy by the Distributor and other mutually agreed commercial matters.

According to the Distribution Agreement, the vehicles sold by the Distributor to end customers will be priced in accordance with the price list set forth by the Company, and each vehicle sale by the Distributor will earn the Distributor a commission at a certain rate determined in the Distribution Agreement.

e.	On August 5, 2022, Global Automax entered a Founders’ Agreement with a third party that acts as an authorized distributor of vehicles imported by the Company, and operates the Company’s branch in the city of Ashkelon (hereunder: “the Distributor” and “the Founders’ Agreement”, as applicable).

According to the Founder’s Agreement, the parties founded a joint company, Automax HaShfela Ltd., which, inter alia, operates vehicle’ distribution and sales centers in the cities of Ashdod, Ashkelon and other locations to be decided by the parties (hereunder: the “Joint Company”).

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

According to the Founder’s Agreement, Global Automax holds half of the joint company’s issued share capital, while the distributor holds the remaining half. The parties undertook to provide the joint company with an initial amount as an owner’s loan for the purpose of financing its activities, divided between them according to the relative share of each party in the joint company’s share capital. Distribution of profits in the joint company will be made subject to any law, according to the relative share of each party in the joint company’s share capital. The joint company’s Board of Directors will appoint four members, of whom two will be appointed by the Distributor and two by Global Automax.

The Founder’s Agreement includes customary provisions limiting the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and a forced sale provision (Bring Along).

Prior to the signing of the Founder’s Agreement, Global Automax entered into an agreement for the lease of a showroom of approximately 500 sqm. in the city of Ashdod, which has been assigned to the joint company and will be used as a branch of Global Automax in the city (hereunder: the “Lease Agreement”). The lease period is three years starting on September 15, 2022, and Global Automax is granted an option to extend the Lease Agreement for three additional periods of two years each, and in total until September 19, 2031. The Lease Agreements of the properties in Ashdod and Ashkelon were assigned to the joint company.

During the last quarter of 2022, the parties signed a vehicle Distribution Agreement between the joint company and Global Automax, according to which the joint company shall be the authorized distributor of the vehicles imported by the Company in the cities of Ashkelon and Ashdod. The aforementioned agreement shall replace the existing agreement between the Company and the Distributor.

During the second quarter of 2024, the Company closed the branch in Ashkelon (which had been closed since the outbreak of the Iron Swords War), and it estimates the impact resulting from the closure of this branch as immaterial.

f.	On March 13, 2023, Dalhom entered into a conditional agreement for the distribution, sale, and marketing in Israel of private electric vehicles manufactured by Al Damani, a manufacturer from the United Arab Emirates (hereinafter: “the Distribution Agreement”, “the Vehicles” and “the Manufacturer”, respectively).

In accordance with the Distribution Agreement, the vehicles will be sold to Dalhom according to the orders it will place from time to time, while the appointment of Dalhom as a distributor of the Vehicles in Israel is subject to its meeting order goals within a certain period from the date of signing the Distribution Agreement. The parties will agree on prices and additional commercial terms until the date on which Dalhom’s obligations under the Distribution Agreement will come into effect. The manufacturer will provide Dalhom with warranty services for the Vehicles, for the period stipulated in the Distribution Agreement, and will also provide it with spare parts.

The Distribution Agreement is valid for several years, and subject to Dalhom meeting order goals, its validity will be automatically extended for several additional years.

The law applicable to the Distribution Agreement is the law of the Dubai International Financial Center (hereinafter: “DIFC”), and the place of jurisdiction pertaining to any dispute between the parties regarding the Distribution Agreement will be Dubai, in accordance with DIFC rules.

It should be emphasized that all Dalhom obligations according to the Distribution Agreement are subject to receiving all the required regulatory approvals from the Ministry of Transportation for the import of vehicles to Israel, which have not yet been granted as of the date of the financial reports.

The information presented above in connection with the import and distribution of vehicles in Israel is considered forward-looking information as defined in the Securities Law, 5728-1968, which at this stage there is no certainty of its realization, inter alia, due to factors that are not under the control of the Company or are not under its full control. The realization of the aforementioned information depends, inter alia, on the authorizations of the Ministry of Transportation and other institutions, which, as mentioned, have not yet been granted at the present stage and there is no certainty that they shall be obtained in the future.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

g.	A lease agreement that is used as a service center for buses that are manufactured by Temsa

In February 2023, Dalhom Automax signed a lease agreement with third parties (hereinafter: “the Lease Agreement” and the Lessors”, as applicable, according to which Dalhom will rent from the Lessors an asset of approx. 4,000 square meters in the city of Hod Hasharon, for the purpose of establishing and operating a vehicles’ repair shop, which will be used as a service center for buses manufactured by Temsa.

The initial lease period according to the agreement is 5 years starting on March 15, 2023, and ending on March 14, 2028 (“the First Lease Period”). Dalhom will have the option to extend the initial lease period for an additional period of 5 years, subject to its compliance with the provisions stipulated in the Lease Agreement (“the Additional Lease Period”).

During the first year of the lease period, Dalhom will pay a monthly rental fee of 120 thousand ILS, plus VAT. Starting from the beginning of the second year of the First Leasing Period (i.e., starting from the 13th month of the rental period), Dalhom will pay a monthly rental fee of 130 thousand ILS plus VAT. The rental fees during the Additional Leasing Period will increase by 5% compared to the last rent that was paid prior to the beginning of the Additional Lease Period. Rental fees shall be linked to the consumer price index.

In order to guarantee Dalhom’s undertakings according to the Lease Agreement, the Lessors were provided with the following securities: (a) a Compay’ guarantee, jointly and severally with Dalhom Motors and for an unlimited amount, for all the undertakings of Dalhom according to the Lease Agreement; (b) an autonomous bank guarantee in an amount equal to the rental fees for a 4 months period plus VAT, whereby the guarantee sum is linked to the consumer price index. Instead of providing a bank guarantee, Dalhom may pay the Lessors an amount of 561,600 ILS which shall be used as a deposit to be held by the Lessors.

Dalhom has undertaken to indemnify the Lessors and/or anyone on their behalf for any amount they will be required to pay in connection with a lawsuit of a certain third party, insofar as it is filed, for the failure of Dalhom and the aforementioned third party to rent the property jointly.

The service center was opened to customers during January 2024.

h.	Given that the Company met milestones no. 2 and 3 that were set in the merger agreement between the Company, Global Automax and its shareholders at the time (the current stakeholders in the Company), and between M.R.M Merchavit Holdings and Management Ltd. (the initiator of the transaction), on March 28,2023, the company allocated to the stakeholders in the Company an additional 168,105,258 ordinary shares of the Company, which constituted about 41% of the Company’s issued and paid-up share capital after the allocation. After this allocation, the stakeholders of the Company held together about 70.9% of the issued and paid-up share capital of the Company, and as of the day of signature of the financial statements, they hold together about 55.65% of the Company’s issued and paid-up share capital.

i.	Following the approval of the general meeting of the Company’s shareholders, which took place on May 8,2023, on May 21,2023 the Company’s registered share capital, and its issued and paid-up share capital were consolidated at a ratio of 1:5, in such a way that every five (5) ordinary shares in the Company’s registered share capital and in its issued and paid-up share capital, that the nominal value of each one of them is 0.01 ILS, were consolidated into one (1) share whose nominal value is 0.05 ILS. The articles of association of the Company were amended accordingly.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

j.	Following the approval of the Company’s Board of Directors, on June 28, 2023 8,000,000 ordinary shares of the Company of a nominal value of 0.05 ILS each were allocated to 3 investors in exchange for a total investment of ILS 4,000,000 at a price of 50 Agorot per share by way of a private offer.

k.	On July 30, 2023, an agreement was signed between E.V Drive and Global Automax and Automax Vehicle Fleets (which until the signing of the aforementioned agreement was a non-active company, fully owned (100%) by Global Automax). According to this agreement, shares which represent 50% of the issued and paid-up capital of Automax Vehicle Fleets were transferred to EV Drive, without consideration, and it was decided that Automax Vehicle Fleets will engage in the field of leasing, or in the brokerage of leasing transactions (hereinafter in this sub-article: “the Agreement”). The Agreement specifies the management of Automax Vehicle Fleets and states, among other things, that Global Automax will provide to Automax Vehicle Fleets an initial amount as an owner’s loan for the purpose of financing its operations, which will be repaid from the profits of Automax Vehicle Fleets in 24 payments, starting at the end of 36 months from the signing of the agreement. The distribution of profits in the joint company will be done subject to any law, according to the proportional share of each party in the joint company’s share capital. The Board of Directors of the joint company will appoint two members, and each party will appoint one director. The Founders’ Agreement also stipulates that certain decisions will require a majority of 100% of the directors, including a change in the joint company’s incorporation documents, and inter alia, a change in the rights attached to the joint company’s shares, the provision of loans and/or guarantees and/or other financing for the joint company’s activities that deviate from its regular course of business or the provision of loans to stakeholders in the joint company, as well as the approval of transactions in which an office holder, director, shareholder and/or stakeholders in the Company have a personal interest.

The Founders’ Agreement includes customary provisions that limit the possibility of transferring shares in the joint company, including the right of first refusal (except in the circumstances stipulated in the Founders’ Agreement), the right to join the sale of shares (Tag Along) and a forced sale (Bring Along).

On August 1, 2024, an agreement was signed between the parties to transfer shares of Automax Fleet held by EV Drive to the Global Automax subsidiary, which brought the subsidiary to full ownership of the Company.

l.	On September 18, 2023, following the approval by the Company’s Board of Directors from August 15, 2023 and August 24, 2023, new credit limits were provided to Dalhom Automax from two banking corporations (which also provided credit limits to Global Automax) at a sum of ILS 7.5 million each (hereinafter: the “Credit Limits”). The credit which was provided out of the Credit Limits, carries an annual interest that ranges between prime + 1.5%-0.5%. The Company guarantees the undertakings of Dalhom Automax towards each of the banking corporations in connection with the Credit Limits. The Credit Limits include a commitment of Dalhom Automax to comply with financial benchmarks, as detailed in Note 21c below.

m.	On October 19, 2023, the Company entered into a market making agreement (the ” Agreement”) with Israel Brokerage and Investments - IBI Ltd. (“the Market Maker”), according to which the Market Maker will act as a market maker of the Company’s ordinary shares (the “Securities”) which are listed on the Tel Aviv Stock Exchange Ltd. (“the Stock Exchange”) effective from October 22, 2023. Such market making will be done according to the rules set forth in Chapter IX of Part III of the Stock Exchange’s bylaws, and the instructions pursuant thereto, in exchange for an amount which was set forth in the agreement, that is immaterial for the Company.

The agreement is signed for a period of one year starting from the day it came into effect, and it will be extended automatically for additional periods of 12 months each, as long as it is not cancelled in accordance with its provisions. The agreement is expected to end on April 29, 2025, with the entry into force of the Stock Exchange’s 2025 Market Making Reform.

n.	Following the approval of the Company’s Board of Directors, on December 31, 2023 14,285,714 ordinary shares of the Company with a nominal value of 0.05 ILS each were allocated by way of a private offer at a price of 70 Agorot per share, in exchange for an offset of a current credit of suppliers in the sum of 10,000,000 ILS related to an inventory of about 90 vehicles that the Company purchased and received.

o.	On January 11, 2024, Global Automax received a state-guaranteed loan in the amount of 16 million ILS from a banking corporation. The loan carries an annual interest of prime + 1.5%, and is not linked to any linkage base. The loan was granted for a period of 60 months, and it will be repaid in 57 equal monthly payments of principal and interest, with the first 3 months of the loan constituting a grace period during which no payments of principal and interest will be made. Against the loan acceptance, and as customary in state-guaranteed loans, Global Automax deposited an interest-accruing deposit at the banking corporation, in the amount of 5% of the loan principal, which will be encumbered with a first-degree permanent lien in favor of the banking corporation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

p.	On April 10, 2024, after approval by the Audit Committee and the Board of Directors , the Company entered with Scisparc Ltd into a binding merger agreement hereinafter: “the Merger Agreement,” or “the Agreement,” or “the Merger,” respectively, and the transaction carried out under the Merger Agreement, “the Transaction.”

In accordance with the Merger Agreement, and subject to the compliance with the suspending conditions set forth therein, a triangular merger will be carried out as part of an arrangement in accordance with the provisions of sections 350 and 351 of the Companies Law 5759-1999, (hereinafter, respectively: “the Arrangement” and “the Companies Law”), whereby a wholly-owned subsidiary of Scisparc (established in Israel for the purposes of the merger) (hereinafter: “the Target Company”) will merge into and with the Company, so that the Company will become a wholly-owned subsidiary of Scisparc and the Target Company will cease to exist.

Upon completion of the transaction, the current shareholders of the Company (excluding Scisparc) will hold, as a Group, about 47.49% of the issued and paid-up capital of Scisparc in full dilution at the time of completion of the merger.

After the completion of the Merger (subject to the conditions set forth below), the Company will become a private company that is a bond company, its shares will be delisted from trading on the Exchange, but its bonds (Series B) will continue to be traded on the Exchange until their full repayment. All assets, rights, business operations, authorities, licenses, obligations, and liabilities of the Company will continue to be transferred to it, and it will continue to engage in the field of importing vehicles and marketing them in Israel (or in other areas, as may be decided from time to time). The Company will continue to hold its subsidiaries (including Global Automax) and affiliated companies.

Following the completion of the Merger, all business operations, assets, rights, authorities, licenses, obligations, and liabilities of Scisparc will continue to be allocated to it (including its existing operations in the pharmaceutical field), and its stocks will continue to be listed on the Nasdaq.

Upon completion of the merger, Scisparc will hold in its coffers no less than $4,250,000 (less sums that the Company owes to Scisparc in accordance with the loan agreements between the parties), net cash (meaning after deduction of all the liabilities of Scisparc at the time of completion, and after deduction all fees and payments in connection with the merger transaction, as stipulated in the Merger Agreement). On the date of the Merger, Scisparc will invest a total of $4,250,000 in cash as equity into the Company (net of amounts owed by the Company to Scisparc under the loan agreements between the parties), which will be used by the Company for its operations.

The liabilities of the parties to complete the transaction will be subject to the fulfillment, or waiver in writing, by the relevant party of the conditions detailed in the agreement, which include, among others, the following main conditions: (a) obtaining court approval for the settlement, including an exemption from publishing a prospectus for Scisparc in Israel (a request to issue a warrant to hold a meeting of shareholders of the Company to approve the settlement, in accordance with the provisions of the Merger Agreement, was submitted by the Company on May 30, 2024).

On August 8, 2024, and a decision was issued by the Court ordering the convening of a meeting of shareholders for the purpose of approving the settlement); (b) Approval of the transaction at the general meeting of the Company’s shareholders, by a majority of at least 75% of the participants in the meeting and its approval in a separate specific type of shareholders meeting, who are not stakeholders in the Company; (c) Approval of the transaction at the general meeting of the shareholders of Scisparc, by a simple majority, as well as approval of the appointment of the candidates on behalf of the Company as directors of Scisparc; (d) The Securities and Exchange Commission will approve the registration document that Scisparc will submit for the purpose of registering for trading the shares that will be allocated to AutoMax shareholders, so that no restriction will apply to their tradeability.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

From time to time, the parties signed addendums to the Merger Agreement, pursuant to which the deadline for completing the merger transaction was extended. The last addendum, pursuant to which the deadline for completing the merger transaction was postponed from March 31, 2025, to September 30, 2025, was signed on March 27, 2025. Apart from the aforementioned, there have been no changes to the Merger Agreement’s provisions and both parties continue to be obligated by it.

For the avoidance of doubt, it should be emphasized that there is no certainty that the conditions to the transaction will be met, in whole or in part, and accordingly, there is no certainty that the transaction will be implemented. It is impossible to estimate, at this stage, whether and when the transaction will be completed as aforementioned.

In January, June and September 2024, SciSparc provided the Company with a loan in the amount of US$4,250,000, which constitutes the full amount that SciSparc undertook to invest in the Company under the Merger Agreement between the parties (if completed). The loan carries an annual interest of 7% from the date of making any payment of the loan, and it is not linked to any linkage base. 2% will be added to the annual interest if the Merger Agreement is canceled.

To secure repayment of the loan, the Company pledged to SciSparc, under a first-degree permanent lien, its shares in Automax Direct Import Ltd., a wholly owned (100%) subsidiary of the Company.

The loan will be repaid at the earliest date of the following: (a) if the Merger Agreement is canceled in accordance with its terms - within 3 months from the date of its cancellation; (b) on the date of completion of the Merger Agreement, by way of converting the loan and the interest that was accrued thereon into equity at the expense of the amount that Scisparc Ltd. undertook to invest in the Company on the date the merger is completed ($4,250,000).

q.	On February 28, 2024, the Company made the second payment of principal and interest for the bonds (series B), in a total amount of approximately 8 million ILS. After the mentioned payment, the company repaid 25% of the principal of the bonds (series B).

r.	Following the approval by the Company’s audit and balance committee, the compensation committee and the Company’s Board of Directors, on March 24, 2024 the general meeting of the Company’s shareholders approved, as follows: (a) the extension of the service agreement between the company and Haim Levy - Trade In Ltd., a company owned by Mr. Daniel Levy, regarding the provision of CEO services for an additional three years period; (b) the extension of the service agreement between the Company and A. Yinon (2015) Ltd., a company that is owned by Mr. Yinon Amit, regarding the provision of the services of a CFO for an additional three years period; (c) the extension of the indemnification and exemption letters to the officers and directors who are amongst the stakeholders, their relatives, or those serving on behalf of the stakeholders, or which the stakeholders have a personal interest in the provision of these letters; (d) the Company’s updated compensation policy; and (e) the extension of a lease agreement with third parties pertaining to a land plot in Jerusalem used as a logistics warehouse.

s.	During the reporting period, the Company invested a total of approximately ILS 12 million in obtaining new licenses for the import of vehicles.

t.	On August 14, 2024, the Company, Scisparc, and the target company signed an addendum to the merger agreement, according to which the final date for completing the Merger Transaction would be postponed from August 30, 2024, to November 30, 2024. On November 26, 2024, the Company, Scisparc, and the target company signed an addendum to the Merger Agreement, according to which the final date for completing the merger transaction would be postponed from November 30, 2024, to March 31, 2025. On March 27, 2025, the Company, Scisparc, and the target company signed an addendum to the Merger Agreement, according to which the final date for completing the merger transaction would be postponed from March 31, 2025, to September 30, 2025. Apart from the aforementioned, there have been no changes to the Merger Agreement’s provisions and both parties continue to be obligated by it.

u.	During the months of September-November 2024, Automax Direct Import, a wholly owned subsidiary of the Company, completed an agreement with Anhui Jianghuai Automobile Group Corp., Ltd. a corporation incorporated in China (hereinafter: “the Manufacturer”), that manufactures private and commercial vehicles, inter alia under the JAC Motors brand, under agreements for the direct import, distribution and service of vehicles and spare parts manufactured by the Manufacturer in Israel (hereinafter: “the Agreement” and “the Vehicles”, respectively), following Automax Direct Import’s application to the Ministry of Transportation to receive a direct import license for vehicles manufactured by the Manufacturer.

According to the agreement, a subsidiary will become the official marketer of the JAC Motors brand in Israel, and the manufacturer will supply the subsidiary with vehicles and spare parts for the vehicles for marketing and sales in Israel, in accordance with annual business plans to be agreed upon between the parties (with the business plan for 2025 was already agreed upon between the parties).

The agreement set forth accepted conditions regarding the manufacturer’s warranty for the vehicles, the supply of spare parts, the obligation to notify of malfunctions (recall), and other accepted conditions required to comply with the requirements of Israeli law.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

As part of the agreement, a subsidiary undertook to market the vehicles and to adapt the Group’s existing showrooms for the purpose of selling the vehicles at the standard determined in the agreement. The Company estimates that the expenses for adapting the showrooms are immaterial.

The term of the agreement is three years from the date of its signing, subject to the subsidiary meeting minimum sales targets determined in the agreement. These targets will come into effect only when appropriate European regulatory approvals are received for the vehicles produced by the manufacturer. In addition, the manufacturer will be entitled to terminate the agreement early upon the occurrence of certain events stipulated in the agreement, as is customary in such agreements.

As of the date of signing the financial statements, Automax Direct Import received a license from the Ministry of Transportation to import to Israel vehicles manufactured by the manufacturer. Accordingly, Automax Direct Import started the importation and marketing operations of vehicles manufactured by the Manufacturer.

v.	On November 21, 2024, following approval by the Company’s Board of Directors , Automax Direct Import, a wholly owned subsidiary of the Company which engages in the direct importation to Israel and marketing of vehicles manufactured by JAC Motors, was granted a credit line in the amount of ILS 23 million from a banking corporation (hereinafter: “the Banking Corporation”, “the Credit Line” and “Automax Direct Import”, as applicable). The Company will guarantee Automax Trade In’s liabilities towards the banking corporation in connection with the credit limit.

The aforementioned credit line was fully utilized at the time it was provided, with an annual interest ranging between prime + 1%-2%.

The credit limit includes Automax Trade In’s liabilities to meet financial benchmarks in accordance with the letter of commitment signed between Automax Direct Import and the banking corporation.

To secure the full repayment of the amounts which were provided to the Company by virtue of its credit lines Automax Direct Import will pledge in favor of the banking corporation a first-degree floating lien over its plant, its business operations, and all the assets and rights it holds at present and/or will hold in future times.

w.	At a special general meeting of the Company’s shareholders which took place on December 31, 2024, the general meeting of the Company’s shareholders confirmed, as follows: (a) the reappointment of the accounting firm Ben David Shalvi Kop (BDSK) as the Company’s auditor, and made a decision about its remuneration; (b) the reappointment of the Company directors who are not external directors; and (c) the extension of the employment terms of Mr. Tomer Levy, VP of Business Development and Administration and director, of Mr. Haim Levy, VP of Trade and Procurement, and of Mr. Gal Levy, VP of Standardization and Manager of the Company’s Branch Network. Additionally, the meeting discussed the Company’s periodic report for the year 2023.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

C.	Liens and financial benchmarks

Banking Corporations

●	Global Automax

Global Automax has non-guaranteed On-Call credit lines from four banking corporations, which amounted to 137.5 million ILS as of December 31, 2024.

The Company guarantees Global Automax’s undertakings towards the banking corporations in connection with the credit limits.

In order to guarantee the full repayment of the amounts that will be provided to Global Automax according to the credit limits from the banking corporations, Global Automax mortgaged in favor of the banking corporations certain assets and rights that were agreed upon, including:

1.	A floating lien in the first degree on the entire plant, the equipment, the assets, the funds, the property and rights of Global Automax, including their fruits;

2.	A permanent lien in the first degree and pledge on Global Automax’s unallocated share capital and its reputation;

3.	A permanent lien and pledge on the bills of lading, certificates of ownership of goods, documentary letters of credit, or other documents that indicate an ownership of goods or chattel which will be delivered from time to time to the banking corporation;

4.	A permanent lien and pledge on all the securities, documents, and bills of others that Automax has delivered or will deliver from time to time to the banking corporation.

Also, as part of Global Automax’s undertakings to the banking corporations, it must meet financial benchmarks. Following is a specification of the maximum and cumulative financial covenants that Global Automax undertook towards the banking corporations:

●	The tangible equity in the Company’s financial statements shall be no less than 35 million ILS. This standard will be examined according to Global Automax’s consolidated financial statements for June 30th and December 31st of every year.

●	The tangible equity will constitute no less than 25% of Global Automax’s tangible balance sheet. This standard will be reviewed according to Global Automax’s consolidated financial statements for June 30th and December 31st of every year.

●	The ratio between the inventory and net credit (LTC) will be no less than 115% at all times. This standard shall be reviewed once a month.

The aforementioned financial benchmarks will be examined pertaining to the consolidated financial statements of Global Automax Ltd.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

In the letters of commitments that Global Automax gave the banking corporations, it undertook, amongst other things, as follows:

●	No dividend will be distributed if the equity in the financial statements of Global Automax is less than 35 million ILS, and its ratio in relation to the total balance sheet is not less than 25%.

●	Loans and promissory notes that were issued in favor of Global Automax’s shareholders will be inferior to the credit of Global Automax, which was received from the banks.

Hereunder are the results of financial stipulations as of December 31, 2024:

	Bank A	Bank B	Bank C	Bank D
Tangible equity	66,374	68,072	68,072	68,072
Tangible Equity compared to the Balance Sheet	25.12%	25.60%	25.60%	25.60%
LTC ratio to net credit	121.82%	121.82%	121.82%	121.82%

As specified above, on December 31, 2024 Global Automax met all the financial stipulations, which are detailed above.

●	Automax Trade In

On January 25, 2023, Automax Trade In Ltd. was granted a credit limit of 15 million ILS by a banking corporation.

The Company guarantees Automax Trade In’s obligations towards the banking corporation in connection with the credit limit.

The credit limit includes Automax Trade In’s obligations to meet financial covenants in accordance with the letter of commitment signed between Automax Trade In and the banking corporation, as detailed below:

●	The amount of Automax Trade In’s tangible equity shall be no less than 25% of Automax Trade In’s tangible balance sheet.

Compliance with this standard will be assessed based on semi-annual and annual reports of Automax Trade In.

As of December 31, 2024, the said ratio is 26.28%.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

●	The ratio between (a) the value of Automax Trade-in’s vehicles, and (b) the net financial debt, will not be less than 130%. The value of the vehicles is according to Yad 2’s price list, or according to another price list that will be approved by the banking corporation as was known at the time of the relevant calculation.

Compliance with this benchmark will be reviewed on a monthly basis and also at the request of the banking corporation. As of the date of the financial statements, the ratio of this standard was 152.98%.

In addition, the letter of commitment includes a provision of a cross-commitment regarding the credit that was provided by the banking corporation to Global Automax, as well as subordination and discounting of the owner’s loans that were given to Automax Trade In.

As was specified above, as of December 31, 2024, Global Automax met all the financial stipulations specified above.

●	Dalhom Automax

On September 28, 2023, new credit limits at a sum of 7.5 million ILS each were provided to Dalhom Automax by two banking corporations. The Company guarantees the undertakings of Dalhom Automax towards each of the banking corporations in connection with the credit limits.

The credit limit includes Dalhom Automax’s undertakings to meet a financial benchmark in accordance with the letters of commitment that were signed between Dalhom Automax and the banking corporations, which specifies as follows:

●	The ratio between (a) the value of the inventory of vehicles of Dalhom Automax together with the remainder of the advance payment to the supplier, and (b) the net financial debt, shall be no less than 1.2. As of December 31, 2024, the ratio of this standard was 1.29.

Compliance with this standard will be reviewed on a monthly basis and also at the request of the banking corporation.

As of the date of the financial statements, Dalhom Automax was in compliance with the financial criteria.

In the letters of commitment that Dalhom Automax submitted to the banking corporations, Dalhom Automax undertook, amongst other things, that its tangible equity will increase every year at a rate that will be no less than 50% of the annual net profit.

In addition, the letters of commitment include a cross default provision regarding the credit that is provided by the banking corporations to Global Automax, a prohibition on directly changing the control at Dalhom Automax and other acceptable instructions, including a subjection and subordination of the owners’ loans that were given to Dalhom Automax, the provision of statements and reports to the banking corporations, etc.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

In order to secure the full repayment of the amounts that will be provided to Dalhom Automax according to the credit limits, Dalhom Automax mortgaged in favor of the banking corporations in a floating lien (a general current lien) all its assets, including the rights and fruits that derive from the assets,.

It should be noted that at the Company’s request, part of the credit limits for Dalhom Automax were diverted from an existing credit limit of another company in the Group, so that after the credit limits were provided to Dalhom Automax, the total amount of credit for the Group (including Dalhom Automax) actually increased by 7.5 million ILS.

In October 2024, ILS 2.5 million from Dalhom Automax’s credit line were diverted from Banking Corporation A to Global Automax, and an additional ILS 2.5 million from Dalhom Automax’s credit line with the same banking corporation were diverted from short-term loans to a long-term loan, to be repaid in 24 equal installments of principal and interest, bearing annual interest at a rate between 6.9%-7.9%.

●	Automax Direct Import

On November 21, 2024, a new credit limit of 23 million ILS was granted to Automax Direct Import by a banking corporation. The Company guarantees the liabilities of Automax Direct Import towards the banking corporation with respect to the credit limit.

The credit limit includes Automax Direct Import’s obligations to meet financial covenants in accordance with the letter of commitment signed between Automax Trade In and the banking corporation, as detailed below:

●	The total tangible equity of Automax Direct Import shall amount to no less than a total of 30% of the tangible assets of Automax Direcdt Import. This benchmark will be reviewed on a quarterly basis starting with the first half of 2025 reports.

●	The ratio between the inventory and LTC will be no less than 130% at all times. This standard shall be reviewed once a month. As of the date of the financial statements, the ratio of this benchmark was 160.20%.

●	Meeting revenue and profit targets according to an annual business plan. This benchmark will be reviewed on a quarterly basis starting with the reports for the first quarter of 2025.

As of the date of the financial statements, Automax Direct Import was in compliance with the financial criteria.

To ensure the full repayment of the amounts that have been provided by virtue of Automax Direct Import credit lines, Automax Direct Import pledged in favor of the banking corporation a first-degree floating lien over its plant, its business operations, and all the assets and rights held at present and/or in future times.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, agreements, liens and guarantees (continued)

Bonds

On March 1, 2022, the Company issued bonds to the public (series B) (see Note 19 below). As part of the issuance of these bonds, the Company undertook to meet (until the date of the final and full repayment of the bonds (series B)) certain financial benchmarks, as detailed below:

1.	The ratio between the Company’s equity and its total balance sheet, according to the Company’s consolidated financial statements, will be no less than 11%. In order to calculate the equity ratio, the liabilities due to lease agreements and the current liabilities due to lease agreements will be deducted from the total balance sheet. As of December 31, 2024, the ratio is 11.88%.

“Equity” means the equity (including minority rights) that is presented in the company’s consolidated financial statements, in accordance with the valid regulation and accounting standardization at the time of their issuance, and without taking into account regulatory changes. When calculating the equity, the Company’s liability to the former shareholders of Optimatic Media, Inc. will be taken into account as part of that equity.

Regulatory changes mean changes in the relevant legislation and/or accounting standardization, including changes in the direct or indirect tax regime, which applies to the fleet of vehicles of the Company and of its subsidiaries, and/or to their operations.

2.	The Company’s equity shall not be less than 25 million ILS according to the company’s consolidated financial statements (The “minimal equity”). As of December 31, 2024, the Equity as defined above was 41,337 thousand ILS.

3.	The total assets of the Company according to its consolidated financial statements, which are not encumbered with a specific lien, will not be less than the principal of the bonds that has not been repaid yet, together with the interest that has accrued thereon up to that date and has not yet been paid. As of December 31, 2024, the sum of the Company’s assets (which is calculated in the manner that is specified below) is 326,747 thousand ILS, and the sum of the principal of the bonds that has not yet been repaid, together with the interest that accumulated until that date, amounts to 34,413 thousand ILS.

According to the deed of trust, the assets due to the lease agreements, intangible assets and deferred taxes will be neutralized in the manner that is specified in the Company’s consolidated financial statements.

4.	The quotient obtained from dividing (a) the value of vehicles owned by the company by (b) the net credit, shall be no less than 110% (“the minimum vehicle value”). As of December 31, 2024, the ratio is approximately 114%.

The aforementioned benchmarks are reviewed on a quarterly basis, based on the Company’s consolidated financial statements.

If during two or more consecutive reporting periods, the equity ratio (as defined above) shall be lower than 11% and/or the Equity (as defined above) will fall below 20 million ILS, and/or the minimal sum of the assets shall be lower than the principal of bonds that has not yet been repaid, plus the interest that it accrued up to that date and has not yet been paid, and/or the Minimal Value of a Vehicle shall be less than 110%, this will be grounds for an immediate repayment of the bonds (series B). The aforementioned will not apply if the Company does notify up to the date of signature of the financial statements for the second consecutive reporting period, from which it derives that it has not met the undertakings regarding the Equity and/or the Minimum Equity and/or the Minimum Sum of Assets and/or of the Minimum Value of Vehicles, that it had amended the violation after the date of the financial statements.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 21 - Contingent liabilities, engagements, encumbrances and guarantees (continued)

As mentioned above, The Company had met all the financial conditions of the bonds (Series B) as of the date of the financial statements.

d. Guarantees

The Company guarantees the obligations of Global Automax, Automax Trade In, of Automax Direct Import and of Dalhom Automax with respect to loans they received from banking corporations, including state-guaranteed loans, and also Global Automax’s obligations under the rental agreements for the Rishon Le-Zion branch.

The additional shareholder at Dalhom Automax undertook to indemnify the Company for the guarantee the latter gave with respect to Dalhom Automax undertakings to banking corporations for the credit limits they submitted to it at a sum of half (50%) of the expenses the Company expended in connection with the exercise of any of the guarantees by any of the banking corporations , and it also undertook to pay to the Company every month a sum of 25,000 ILS plus VAT, as long as the shareholder is not a guarantor towards the banking corporations in accordance with their requirements.

In addition, some of the Company’s stakeholders guarantee, either directly or through companies controlled by them, the undertakings of the subsidiary according to the rent agreement regarding the Global Automax branch in Jerusalem. For additional details, see Note 10d 1 below.

A consolidated company provided a bank guarantee in the amount of approx. 1,315 thousand ILS to the customs authorities, and a bank guarantee to a third party at an amount of approx. 50 thousand ILS.

Note 22 – Share capital and premium on the shares

A. Registered, issued and paid up share capital:

	Number of shares
	For December 31, 2024
	Registered	Issued and Paid up (*)
Ordinary shares, 0.05 ILS nominal value each (**)	400,000,000	103,691,969

	Number of shares
	As of December 31, 2023
	Registered	Issued and Paid up (*)
Ordinary shares, 0.05 ILS nominal value each	400,000,000	103,691,969

(*)	Including dormant shares at a nominal value of 1,951,775.

(**)	On May 21, 2023, the Company’s registered share capital and issued and paid-up share capital were consolidated at a ratio of 1:5.

B.	Rights attached to shares:

The ordinary shares entitle their holders with the right to participate in the Company’s general assemblies and to vote in them. All the ordinary shares entitle their holders with a right to receive dividends and distributions of the surpluses of the Company’s property in the event of a liquidation, or to any other form of capital return, based on their nominal value.

Management shares confer their owners all the rights granted to ordinary shares, and in addition they grant the right to appoint a director to the Company’s Board of Directors, as detailed in the Company’s articles of association.

C.	Capital note conversion:

According to the provisions of the Merger Agreement with Matomy, the capital note that was issued to the former shareholders of the subsidiary, based on their proportional share in its equity, at a total amount of approx. 15.6 million ILS, was converted into premium on the issued share capital.

D.	Option warrants and rights to shares:

On February 28, 2021, the merger agreement with Matomy was approved by the general meeting of the Company’s shareholders.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 22 - Share capital and premium on the shares (continued)

●	On March 24, 2021, the merger transaction was completed, in which securities were allocated as follows (prior to the capital consolidation being carried out at a ratio of 1:5): the entrepeneur received 7,900,947 ordinary shares of the Company in exchange for the transaction without any financial consideration on its part.

●	59,257,103 warrants of the Company were allocated to candidates for positions as officers of the Company, and an additional 3,394,549 option warrants of the Company were allocated to a candidate for the position of active chairman of the Board of Directors of the Company.

●	Below is a breakdown of the allocations:

Name	Position	Rights to shares that were converted into ordinary shares	Option warrants	Rights to shares (the indemnity) (1)
Haim Levy – Trade In Ltd.		42,026,314		3,460,000
A. Yinon 2015 Ltd.		42,026,314		3,460,000
Pozilov Investments Ltd.		42,026,315		3,460,000
Eliyahu Baruch Ltd.		21,013,158		1,730,000
Belporto Investments Ltd.		21,013,157		1,730,000
Daniel Levy	CEO		8,888,565
Yinon Amit	Chief Business Officer		8,888,565
Emanuel Pozilov	Shareholder and Director		8,888,565
Eyal Baruch	Shareholder and Director		8,888,565
Haim Levy – Trade In Ltd.	Vice President of Trade and Procurement		7,900,948
Gal Levy	Vice President of Standardization and Manager of Chain of Branches		7,900,948
Tomer Levy	Vice President of Business Development and Headquarters and Director		7,900,947
Doron Shorer	Chairman of the Board, retired (2)		10,132,917
Total		168,105,258	69,390,020	13,840,000

(1)	This includes the indemnification shares for the undertaking to the stakeholders, see Note 16c.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 22 - Share capital and premium on the shares (continued)

(2)	On December 29, 2021, Doron Shorer ceased to serve as chairman of the board, and as a result 2,545,912 options from series B1, 2,799,014 options from series B2 and 3,939,354 options from series B3 expired. On March 16, 2022, the Company’s Board of Directors approved an allocation of 9,284,280 non-tradable option warrants (series B) to Mr. Shorer, instead of the option warrants that expired.

The allocation of options and rights to shares is in accordance with the terms, and in compliance with the milestones stipulated in the Merger Agreement. Furthermore, the Merger Agreement included employment agreements for the designated officers, as approved in the merger transaction.

●	Hereinafter is a table that includes the number of stock options and the changes made in the employee option plans. Following the capital consolidation detailed in Note 22F below, the amount of shares that will result from the exercise of the options will be one fifth of the amount of options that is shown below:

For the year ended December 31
2024
The number of option warrants
Option warrants to shares for the beginning of the year	69,390,020

Option warrants to shares awarded during the year	-

Option warrants that expired during the year	-

Option warrants to shares for the end of the year	69,390,020

● Hereinafter is data used when determining the fair value of the option:

Series A
Stock price (in ILS)	0.589
Exercise price	1.6
Dividend rate	0%
Vesting term	4 years
Risk-free interest	0.3%
Standard deviation	43%

Series A
Stock price (in ILS)	0.589
Exercise price	2.91
Dividend rate	0%
Vesting term	2.25-5 years
Risk-free interest	0.4%-0.13%

Series B for allocation given in March 2022 (*)
Stock price (in ILS)	0.427
Exercise price	2.7065
Dividend rate	0%
Vesting term	2-4 years
Risk-free interest	1.4%

(*)	As stated above following the expiration of the options to Mr. Schorer, and re-granting in March 2023.

E.	On March 28, 2023, given that the Company met milestones no. 2 and 3 of the Merger Agreement between the Company, Global Automax and its shareholders at the time (the current shareholders in the Company), and M.R.M Merchavit Holdings and Management Ltd. (the initiator of the transaction), the Company allocated an additional 168,105,258 ordinary shares of the Company to the stakeholders in the Company, which constituted approximately 41% of the Company’s issued and paid-up share capital after the allocation. As of the date of signing the financial statements, the stakeholders of the Company collectively hold approximately 55.65% of the issued and paid-up share capital of the Company.

F.	Following the approval of the general meeting of the Company’s shareholders, on May 8,2023, on May 21,2023, the Company’s registered share capital and its issued and paid-up share capital were consolidated at a ratio of 1:5, in such a way that every five (5) ordinary shares of the Company’s registered share capital and of its issued and paid-up share capital, whose nominal value is 0.01 ILS each, were consolidated into one (1) share with a nominal value 0.05 ILS each. The articles of association were amended accordingly.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 22 - Share capital and premium on the shares (continued)

G.	Following the approval of the Company’s Board of Directors, on June 28, 2023 8,000,000 ordinary shares of the Company of a nominal value of 0.05 ILS each were allocated to 3 investors in exchange for a total investment of ILS 4,000,000 at a price of 50 Agorot per share by way of a private offer.

h.	On July 26, 2023, the Company allocated 733,592 (non-tradable) option warrants, which can be exercised into up to 733,592 ordinary shares of the Company, to Leumi Partners Ltd., as part of the consideration for the distribution services they provided to the Company in connection with the Company’s bond offering (series B). The option warrants can be exercised in full on the date of their allocation and for a period of 48 months thereafter, at an exercise price of 3 ILS per share.

I.	Following the approval by the Company’s Board of Directors, on December 31, 2023 14,285,714 ordinary shares of the Company were allocated by way of a private offer at a price of 70 Agorot per share, in exchange of an offset of a current credit of suppliers in the sum of 10,000,000 ILS related to an inventory of about 90 vehicles that the Company purchased and received.

J.	Expenses with respect to awarding of options in the amount of 122 thousand ILS were recognized during 2024 in profit or loss. Expenses with respect to an award of options in the amount of 2,549 thousand ILS were recognized during 2023 in profit or loss.

Note 23 - Financial instruments

Financial risk factors

The Group’s operations expose it to various financial risks, such as a market risk (foreign exchange risk, consumer price index risk, interest rate risk), credit risk and liquidity risk. The Group uses derivative financial instruments in order to reduce certain exposures to risks.

1.	Foreign currency risk

The Group imports vehicles from suppliers abroad, and is exposed to an exchange rate risk which derives from the exposure to various currencies, mainly to the euro and to the Polish zloty. An exchange rate risk derives from future commercial transactions, recognized assets and recognized liabilities that are quoted in a currency, which isn’t the Group’s measurement currency, including transactions in foreign currency derivative instruments. Furthermore, the Group’s exposure to foreign currency also derives from the fact that sales price of the vehicles cannot be linked fully to changes in the exchange rates of the foreign currencies. In addition, a change in the prices of new vehicles, which are affected by changes in foreign currency exchange rates, may also affect the value of the Group’s vehicle inventory.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

Hereinafter is a segmentation of the balances disclosed in the financial statement:

	For December 31, 2024
	Non-linked ILS	Canadian dollar	US dollar	European euro	Pound sterling	Polish zloty	Hungarian forint	Total
Total assets:
Cash and cash equivalents	1,466	4	5	7	1	2	2	1,486
Trade receivables	28,883	-	-	-	-	-	-	28,883
Other receivables	10,080	-	-	-	-	-	-	10,080
Long-term deposits	1,242	-	-	-	-	-	-	1,242
	41,671	4	5	7	1	2	2	41,691
Liabilities:
Overdraft	(13)	-	-	-	-	-	-	(13)
Credit from banking corporations and financing institutions	(186,911)	-	-	-	-	-	-	(186,911)
Suppliers and service providers	(6,232)	(1,035)	(20,841)	(936)	-	-	-	(29,045)
Other accounts payable	(3,947)	13	(10,974)	(26)	-	-	-	(14,934)
Liability for bonds	34,715	-	-	-	-	-	-	(34,715)
	(231,818)	(1,023)	(31,815)	(962)	-	-	-	(265,690)
	(190,147)	(1,019)	(31,809)	(955)	1	2	2	(223,926)

	For December 31, 2023
	Non-linked ILS	Canadian dollar	US dollar	European euro	Pound sterling	Polish zloty	Hungarian forint	Total
Assets:
Cash and cash equivalents	1,480	5	48	16	1	2	-	1,552
Trade receivables	26,552	-	-	-	-	-	-	26,552
Other receivables	14,296	-	-	-	-	-	-	14,296
Long-term deposits	409	-	-	-	-	-	-	409
	42,737	5	48	16	1	2	-	42,809
Liabilities:
Overdraft	(8)	-	-	-	-	-	-	(8)
Credit from banking corporations and financing institutions	(143,229)	-	-	-	-	-	-	(143,229)
Suppliers and service providers	(3,205)	(2,941)	(6,215)	(3,809)	-	-	-	(16,169)
Other accounts payable	(12,698)	-	(11,097)	-	-	-	-	(23,795)
Liabilities with respect to bonds	(41,447)	-	-	-	-	-	-	(41,447)
	(200,587)	(2,941)	(17,312)	(3,809)	-	-	-	(224,648)
	(157,850)	(2,936)	(17,264)	(3,792)	1	2	-	(181,839)

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

The table hereinafter demonstrates the sensitivity test to a possible and reasonable change to the various exchange rates when all other variables remain unchanged. The impact on the Company’s pre-tax profit is due to the changes in the fair value of financial assets and liabilities, including foreign currency derivatives. The Company’s exposure to foreign currency risk, based on nominal values, is as follows:

		For December 31, 2024
	Note	Increase	Decrease
Change in the exchange rate of:
Canadian Dollar by 5%	(1)	51	51
US Dollar by 5%	(2)	(1,590)	1,590
Euro by 5%	(3)	(48)	48
Polish zloty by 5%	(3)	-	-
Pound Sterling by 5%		-	-
Hungarian forint by 5%		-	-

		For December 31, 2023
		Increase	Decrease

Canadian Dollar by 5%	(1)	(147)	147
US Dollar by 5%	(2)	(554)	554
Euro by 5%	(3)	(52)	52
Polish zloty by 5%	(3)	109	(109)
Pound Sterling by 5%		86	(86)

(1)	The sensitivity mainly derives from supplier balances denominated in a foreign currency.
(2)	The sensitivity mainly derives from receivable balances denominated in a foreign currency.
(3)	The sensitivity mainly derives from receivable balances denominated in a foreign currency.

Below is data regarding major exchange rates:

	For the year ended on		For December 31
	2024	2023	2024	2023
	% change		Spot rate at the time of the report
Canadian Dollar exchange rate	(8.03)	5.20	2.5354	2.739
US Dollar exchange rate	0.55	2.98	3.647	3.627
Euro exchange rate	(5.67)	6.45	3.7964	4.012
Polish zloty exchange rate	(2.32)	12.39	0.89193	0.913
Pound Sterling exchange rate	(1.02)	8.29	4.5743	4.620
Canadian Dollar exchange rate	(11.54)	9.28	0.0093	0.103

2. Credit risk

Credit risk is the risk that the counter party shall not meet its obligations as a customer, or its obligations that arise from a financial instrument, resulting in a loss for the Group. The Group’s incomes derive mainly from customers in Israel. In addition, the Group regularly monitors customer debts and the terms of the credit it grants, and the financial statements include allocations for doubtful debts that adequately reflect, in the opinion of the Company’s management, the inherent loss of any doubtful debts. The Group is exposed to credit risk because of its operational activity (mainly because of customer balances) and its financial activity, including loans that the Group has provided, transactions in a foreign currency and other financial instruments.

Hereunder is information regarding the maximum exposure to credit risks (book value):

	For December 31
	2024	2023
	Thousands of ILS
Cash and cash equivalents	1,486	1,552
Trade receivables	28,883	26,552
Receivables and debit balances	10,080	14,296
Deposits	1,242	409
	41,691	42,809

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 23 - Financial instruments (continued)

3. Liquidity risk

The Company’s goal regarding the liquidity risk is to maintain the extent of cash balances and other liquid assets in a way that will allow for the preservation of a level of liquidity, which is sufficient for meeting all its financial obligations - both under regular conditions and in extreme scenarios, and without the occurrence of unwanted losses.

The table below shows the repayment dates of the Group’s financial liabilities according to the contractual terms, in uncapitalized amounts (including interest payments):

	Book value	Projected cash flow	First year	Second year	Third to fifth year
December 31, 2024
Suppliers and service providers	29,045	29,045	29,045	-	-
Accounts payable and credit balances	15,006	15,006	15,006	-	-
Credit and loans from banking and other corporations	221,626	227,235	193,693	25,410	8,132
	265,677	271,286	237,744	25,410	8,132

December 31, 2023
Suppliers and service providers	16,169	16,169	16,169	-	-
Accounts payable and credit balances	23,795	23,795	23,795	-	-
Credit and loans from banking and other corporations	199,707	204,140	165,908	16,872	21,360
	239,671	244,104	205,872	16,872	21,360

4. Interest rate risk

The Group is exposed to risk due to changes in the market interest rate that arises from loans, which carry a variable interest. Loans that carry fixed interest rates expose the Group to an interest rate risk because of the fair value. The Company only accepts credit limits and prime-linked loans. As of December 31, 2024, the balances of variable interest liabilities amounted to 186,740 thousand ILS.

Interest rate sensitivity analysis

The sensitivity analysis is determined based on the exposure to interest rates of derivative and non-derivative financial instruments during the period of the report. The sensitivity analysis regarding liabilities that carry a variable interest was prepared under the assumption that the sum of the liabilities at the end of the period of the report remained the same throughout the entire year of the report.

A 1% change in the interest rates at the end of the reporting period would increase (decrease) the capital and the profit and loss in the amounts shown below (after taxes). This analysis was done under the assumption that the other variables, and especially the foreign exchange rates, remained constant. The analysis regarding 2023 was prepared according to the same basis.

Effect of a 1% change in the interest rate
As of December 31
2024	2023
1,867	1,583

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 24 - Income Tax

A.	Tax rates applicable to the Group

The applicable corporate tax rate in Israel for 2022 - 2024 is 23%.

An assembly of people is liable for tax on real capital gain at the corporate tax rate, which is applicable in the year of sale.

C.	Income tax assessments

The companies within the Group have not yet been assessed by the Income Tax Authorities from the day they were incorporated.

D.	Carried forward losses

The companies of the Group have business losses for tax purposes, which are carried forward to the following years. As of December 31, 2024, these losses amounted to approx. 16 million ILS, and as of December 31, 2023 they amounted to approx. 7 million ILS. As a result of these losses, deferred taxes in the amounts of approx. 0.3 million ILS and 0.3 million ILS respectively were recognized in the financial statements.

According to a tax ruling from December 10, 2020, given with respect to the Merger Transaction with Matomy (hereinafter: the “Ruling”), every kind of loss of the Company for tax purposes, including losses that would be decided as a result of any tax assessments prior to the finalization of the merger transaction, and including any losses incurred by the Company during or as a result of the dissolution of subsidiaries, shall be deleted and would no longer be available in any way for a direct or indirect carrying forward, and/or offseting and/or for deduction and/or for capitalization. In addition, according to the Ruling, the Company and/or a party close to it (as this term is defined in section 88 of the Ordinance) will not be left in any way with a balance of advance payments on the expense of its excess expenses, which can be transferred and utilized in the following tax years, nor will the Company and/or the party close to it be left with any kind of credit balance due to foreign taxes and/or with any kind of tax balance, which was deducted and not yet used and is associated to it, and which can be transferred and credited and/or deducted in any way starting from the date of completion of the Merger Transaction.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 24 - Income Tax (continued)

E.	Deferred taxes

Deferred taxes – composition and movements:

	Intangible assets	Carried forward losses	Employee and others’ benefits	Other differences	Total

Balance as of January 1, 2023	265	323	201	2,544	3,333
Changes that were attributed to the income statement	89	1,375	(123)	(1,704)	(363)
Changes that were attributed to the income statement	-	-	35	-	35
Balance as of December 31, 2023	354	1,698	113	840	3,005
Changes that were attributed to the income statement	414	(1,698)	212	(2,590)	(3,662)
Changes that were attributed to the income statement	-	-	22	-	22
Balance as of December 31, 2024	768	-	347	(1,750)	(635)

	For December 31
	2024	2023	2022

Profit (loss) before taxes on income	106	(17,017)	671
Company’s share in losses of companies handled according to the book value method	(2,118)	(577)	(585)
Profit (loss) when the Company’s share in the losses of companies that are handled according to the method of the balance sheet value is deducted	2,224	(16,440)	1,256
Statutory tax rate	23%	23%	23%
Tax expenses (incomes) according to the statutory tax rate	512	(3,781)	289
Increase (decrease) of income tax amounts due to:
Non-deductible expenses and exempted incomes	260	154	213
Temporary differences and losses for tax purposes in respect of which no deferred taxes were attributed	3,445	1,027	1,136
Carried forward losses leading to deferred taxes being created for the first time	-	-	(81)
Differences in the basis of the measurement and other differences	996	2,958	374
Tax expenses (incomes) in the income statement	5,213	358	1,931

Note 25 - Income

	For the year ended on December 31,
	2024	2023	2022

Revenues from the sale of new vehicles	352,900	346,922	434,786
Income from the sale of used vehicles	39,745	64,012	11,094
Income from accessories	2,994	4,971	6,052
Other Income	2,534	3,027	1,685
	398,173	418,932	453,617

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 26 - Cost of sales

	For the year ended on December 31
	2024	2023	2022

Inventory at the beginning of the year	183,647	176,864	79,168
Cost of vehicles	361,724	378,710	482,474
Depreciation and amortizations	4,372	3,719	3,611
Fuel, spare parts, repairs and vehicle fees	2,556	3,084	2,345
Payroll	2,480	2,297	2,112
Miscellaneous	59	62	71
Less inventory at the end of the year	(207,759)	(183,647)	(176,863)
	347,079	381,089	392,918

Note 27 - Sales and marketing expenses

	For the year ended on December 31
	2024	2023	2022

Salaries of sales agents	8,939	12,090	10,483
Advertisement and sales promotion	7,883	10,147	13,184
Depreciation and amortizations	4,447	4,500	3,563
Credit cards commissions	324	420	305
Miscellaneous	28	37	77
	21,621	27,194	27,612

Note 28 - General and administrative expenses

	For the year ended on December 31,
	2024	2023	2022

Salaries and salary related payments	5,348	3,979	4,483
Professional services	3,149	2,795	3,518
Office maintenance	2,353	2,488	2,375
Depreciation and amortizations	1,936	2,167	1,009
Miscellaneous	1,910	1,935	1,387
Taxes and fees	1,352	1,394	1,267
Travel abroad	899	1,083	1,266
Consultancy	781	1,124	1,430
Bad debts	-	-	114
	17,728	16,965	16,849

Note 29 - Other income

The majority of other income in 2024 and 2023 derived from grants submitted by the Group’s companies to the Tax Authority as part of Iron Swords war compensation.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 30 – Financing expenses, net

	For the year ended on December 31
	2024	2023	2022
Financing expenses
Interest paid to banking corporations	12,722	11,768	4,347
Bond interest	2,340	2,808	2,483
Interest for commitment to lease agreements	1,050	1,133	951
Fees to banking corporations	1,015	1,121	1,132
Interest income to institutions	319	-	-
Miscellaneous	-	-	22
Exchange rate differentials	-	1	-
	(17,446)	(16,831)	(8,935)
Financing revenue
Exchange rate differentials	1,990	6,971	3,511
Financing income from related companies	1,034	750	188
Income of interest from related companies	-	(1)	3
Income from deposit interest	1	2	1
	3,025	7,722	3,703
Financing expenses, net	(14,421)	(9,109)	(5,232)

Note 31 - Profit (loss) per share

A.	Profit (loss) per share:

Basic loss per share is calculated by dividing the loss that is attributable to the holders of the Company’ ordinary shares, by the weighted average number of issued ordinary shares.

	For the year ended on December 31
	2024	2023	2022
Profit (loss) attributable to Company owners	(3,700)	(16,384)	(1,104)
The weighted average of the number of issued ordinary shares	103,691,970	77,377,503	47,785,204
Basic profit (loss) per share (ILS)	(0.04)	(0.21)	(0.02)

The number of shares that was used for calculating the loss per share in the periods that preceded the date of the reverse purchase, has been retroactively adjusted according to the exchange rate that was decided in the merger agreement.

B.	Diluted loss per share

The diluted loss per share is calculated by adjusting the weighted average of the number of ordinary shares by including all potential ordinary shares with dilutive impacts. The diluted loss per share as for the reported periods equals the basic loss per share, since the impact is anti-dilutive.

Note 32 - Concentration of balances and transactions with related parties

A.	Balances with related parties:

	For 31 December
	2024	2023
Receivables and debit balances (*)	8,441	5,031
Trade receivables	14,894	-
Options	19,144	19,144
Investment in companies handled according to the book value method	8,470	7,536
Suppliers	157	2,589
Accounts payable and credit balances	167	167
Commitment to previous shareholders of Global Automax	495	495

(*)	The Company periodically purchases vehicles from companies controlled by Mr. Nikas Konstantinos, who is a stakeholder in the Company and holds, as of the reporting date, 13.78% of the Company’s issued and paid-up capital. The aforementioned transactions were made in the ordinary course of the Company’s business and on market terms.

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 32 - Concentration of balances and transactions with related parties (continued)

Transactions with related and interested parties – General

Some of the Company’s employees and its service providers are parties related to the Company. According to their identity at any given time, some of them might be parties who are related to the Company’s shareholders.

The Company’s key people as of December 31, 2024 are the Company’s CEO, Chief Business Officer, CFO, VP of Trade, Chief of Technology, the Company’s Manager of Regulation and Chain of Branches, and the Manager of HQ and Business Development. No personnel changes took place amongst the Company’s management level key people during the reporting period.

C. Below are the total expenses that were paid or received by the Company to/from related parties during the reporting period:
		For the year ended December 31
	The nature of the expense	2024	2023	2022
Company shareholders	Management fees	1,200	1,200	1,200
	Granting of options	-	701	5,688
Key people in the Company who are related parties:
Vice President of Trade	Salary	768	440	616
	Options	-	312	1,264
	Interest	(35)	(7)	(6)
Vice President of Technology, Standardization and Branches Manager	Salary	775	440	615
	Options	-	312	1,264
VP of HQ and Business Development	Salary	775	440	616
	Options	-	312	1,264

Directors wages	Consultancy	518	753	686

Payments to suppliers that are related parties and stakeholders		13,768	782	872

Automax HaShfela (an associate company)
	Revenues	4,975	-	-
	Materials procurement	339	-	-
	Commissions	731	1,390	41
	Interests	(35)	(35)	(5)
Automax Netanya (a consolidated company that was included last year)	Commissions	-	-	47
	Interests	-	-	(3)
Dalhom Automax (an associate company)	Revenues	(3,320)	(13,920)	-
	Materials procurement	1,612	-	-
	Interests	(1,607)	(678)	(192)

Dalhom Automax Service Centers, a subsidiary of Dalhom Automax	Interests	19	(1)	-

AutoMax Motors Ltd.

Notes to the consolidated financial statements

(in thousands of ILS)

Note 33 - Material events after the reporting period

a.	On February 4, 2025, Global Automax, a company that held 1/3 of the issued and paid-up share capital of Automax Hasharon (hereinafter: the “Additional Shareholder”), and Automax Hasharon signed an agreement, pursuant to which Global Automax purchased from the Additional Shareholder shares held by it constituting 1/3 of the issued share capital of Automax Hasharon, the Additional Shareholder would forgive the owner’s loan that it had provided to Automax Hasharon in the past, and the founders’ agreement between Global Automax and the Additional Shareholder regarding the management of Automax Hasharon would be terminated. After the completion of the aforementioned agreement, Global Automax holds 100% of the issued and paid-up capital of Automax Hasharon, and is entitled to appoint all of its directors.

b.	On February 25, 2025, SciSparc provided the Company with an additional loan in the amount of US$2 million for a period of 40 months from the date of granting the loan, which will be repaid in 40 equal monthly installments of principal and interest.

The loan bears annual interest at a rate of 8% from the date it is granted until the date the merger transaction between the parties is completed. The loan will not bear interest from the date the merger is completed. The loan will not be linked to any linkage basis.

To secure repayment of the loan, the Automax Hasharon shares held by Global Automax were pledged in favor of SciSparc with a first-degree permanent lien.

c.	On February 28, 2025, the Company made the third payment of principal and interest for the bonds (series B) in a total amount of approximately 14.7 million ILS. After the mentioned payment, the Company repaid 55% of the principal of the bonds (series B).

d.	On March 23, 2025, 59,257,103 option warrants exercisable for 11,851,420 ordinary shares of the Company, which were granted to a number of officers of the Company as part of the merger transaction with Global Automax, expired.

ANNEX A

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

SCISPARC LTD.,
an Israeli limited company;

SCISPARC MERGER SUB LTD.,
an Israeli limited company; and

AUTOMAX MOTORS LTD.,
an Israeli limited company

Dated as of April 10, 2024

TABLE OF CONTENTS

1.	DESCRIPTION OF TRANSACTION		2

	1.1	The Merger	2
	1.2	Effects of the Merger	2
	1.3	Closing; Effective Time	2
	1.4	Articles of Association; Directors and Officers	3
	1.5	Conversion of Shares	3
	1.6	Calculation of Parent Net Cash	5
	1.7	Closing of the Company’s Transfer Books	6
	1.8	Payment of Aggregate Merger Consideration	7
	1.9	Further Action	8
	1.10	Withholding; Tax Rulings	8

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10

	2.1	Due Organization; Subsidiaries	11
	2.2	Organizational Documents	12
	2.3	Authority; Binding Nature of Agreement	12
	2.4	Vote Required	12
	2.5	Non-Contravention; Consents	12
	2.6	Capitalization	13
	2.7	TASE Filings, Financial Statements	15
	2.8	Absence of Changes	16
	2.9	Absence of Undisclosed Liabilities	17
	2.10	Title to Assets	17
	2.11	Real Property; Leasehold	17
	2.12	Intellectual Property	17
	2.13	Agreements, Contracts and Commitments	18
	2.14	Compliance; Permits	19
	2.15	Legal Proceedings; Orders	20
	2.16	Tax Matters	20
	2.17	Employee and Labor Matters; Benefit Plan	24
	2.18	Environmental Matters	27
	2.19	Insurance	28
	2.20	No Financial Advisors	28
	2.21	Transactions with Affiliates	28
	2.22	Anti-Bribery	29
	2.23	Disclaimer of Other Representations or Warranties	29

3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		29

	3.1	Due Organization; Subsidiaries	29
	3.2	Organizational Documents	30
	3.3	Authority; Binding Nature of Agreement	30
	3.4	Vote Required	31
	3.5	Non-Contravention; Consents	31
	3.6	Capitalization	32
	3.7	SEC Filings; Financial Statements	34
	3.8	Absence of Changes	36
	3.9	Absence of Undisclosed Liabilities	36

Annex A-i

	3.10	Real Property; Leasehold	36
	3.11	Intellectual Property	36
	3.12	Agreements, Contracts and Commitments	37
	3.13	Compliance; Permits	38
	3.14	Legal Proceedings; Orders	39
	3.15	Tax Matters	39
	3.16	Transactions with Affiliates	43
	3.17	Insurance	47
	3.18	No Financial Advisors	47
	3.19	Anti-Bribery	47
	3.20	Valid Issuance	47
	3.21	Opinion of Financial Advisor	47
	3.22	Disclaimer of Other Representations or Warranties	48

4.	CERTAIN COVENANTS OF THE PARTIES		48

	4.1	Operation of Parent’s Business	48
	4.2	Operation of the Company’s Business	50
	4.3	Access and Investigation	53
	4.4	Parent Non-Solicitation	53
	4.5	Company Non-Solicitation	54
	4.6	Notification of Certain Matters	55
	4.7	Post-Closing Financing	56

5.	ADDITIONAL AGREEMENTS OF THE PARTIES		56

	5.1	Court Approval, Registration Statement and Transaction Report	56
	5.2	Company Meetings	58
	5.3	Parent Shareholders’ Meeting; Merger Sub Approval	58
	5.4	Regulatory Approvals	60
	5.5	Certificate of Merger	60
	5.6	Company Options	60
	5.7	Company Warrants	60
	5.8	TASE De-Listing of Company Ordinary Shares	61
	5.9	Additional Agreements	61
	5.10	Disclosure	61
	5.11	Listing	62
	5.12	Tax Matters	62
	5.13	Directors and Officers	62
	5.14	Termination of Certain Agreements and Rights	62
	5.15	Cooperation	63
	5.16	Allocation Certificates; Ownership Certificate	63
	5.17	Company Financial Statements	63
	5.18	Shareholder Litigation	64
	5.19	Certain Adjustments	64

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		64

	6.1	No Restraints	64
	6.2	Shareholder Approval	64
	6.3	Court Approval	64
	6.4	Tax Rulings	65
	6.5	Certificate of Merger	65
	6.6	No Legal Prohibition	65
	6.7	Bonds Trustee	65

Annex A-ii

7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		66

	7.1	Accuracy of Representations	66
	7.2	Performance of Covenants	66
	7.3	Documents	66
	7.4	No Company Material Adverse Effect	67
	7.5	Termination of Investor Agreements	67

8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY		67

	8.1	Accuracy of Representations	67
	8.2	Performance of Covenants	67
	8.3	Documents	68
	8.4	No Parent Material Adverse Effect	68
	8.5	Parent Net Cash	68
	8.6	Listing	68
	8.7	Directors and Officers	68

9.	TERMINATION		68

	9.1	Termination	68
	9.2	Notice of Termination; Effect of Termination	70
	9.3	Expenses	71

10.	MISCELLANEOUS PROVISIONS		71

	10.1	Non-Survival of Representations and Warranties	71
	10.2	Amendment	71
	10.3	Waiver	71
	10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	72
	10.5	Applicable Law; Jurisdiction	72
	10.6	Attorneys’ Fee.	72
	10.7	Assignability	72
	10.8	Notices	73
	10.9	Cooperation	74
	10.10	Severability	74
	10.11	Other Remedies; Specific Performance	74
	10.12	No Third Party Beneficiaries	75
	10.13	Construction	75

Annex A-iii

Exhibits:

Exhibit A	Definitions
Exhibit B	Company Shareholder Support Agreements
Exhibit C	Form of Restated Company Articles
Exhibit D	Form of Pre-Funded Warrant (to be agreed prior to the Closing)
Exhibit E	Company Allocation Schedule (to be agreed prior to the Closing)
Exhibit F	Form of Indemnification Agreement

Annex A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with its exhibits and schedules, this “Agreement”) is made and entered into as of April 10, 2024, by and among SciSparc Ltd., an Israeli limited company (“Parent”), SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of Parent (“Merger Sub”), and AutoMax Motors Ltd., an Israeli limited company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.  Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and by way of a court approved arrangement between the Company and its shareholders and, if applicable, its Bondholders and creditors, in accordance with the provisions of Sections 350 and 351 of the Companies Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement.

B.  The Parent Board has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its shareholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the authorization and issuance of ordinary shares, with no par value, of Parent (“Parent Ordinary Shares”), listed and traded on Nasdaq, to the shareholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Parent vote to approve the Parent Shareholder Matters.

C.  The Merger Sub Board has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole shareholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

D.  The Company Board has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders and, if applicable, the creditors of the Company, vote to approve the Company Approval Matters and if required, pursuant to the Companies Law or the Applicable Court, that the Bondholders of the Company vote to approve the Company Approval Matters.

E.  Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the shareholders of the Company listed in Section A-1 of the Company Disclosure Schedule (the “Company Signatories”) (solely in their capacity as shareholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B pursuant to which such Company Signatories are agreeing to take specified actions in furtherance of the Merger, including actions relating to the approval of the Merger and adoption of this Agreement by the Company’s shareholders (the “Company Shareholder Support Agreements”).

Annex A-1

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1. DESCRIPTION OF TRANSACTION

1.1  The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving company in the Merger (the “Surviving Company”) and shall (a) become a private debenture company (Chevrat Igrot Hov) within the meaning of the Companies Law and a wholly-owned, direct subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligation of Merger Sub in accordance with the Companies Law.

1.2  Effects of the Merger.

The Merger shall have the effects set forth in this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (as defined below), by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger.

1.3  Closing; Effective Time.

Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or, to the extent permitted by Law, waiver by such party entitled to waive such condition of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver by such party entitled to waive such condition of the last to be satisfied or waived of the conditions set forth in in Sections 6,7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” As soon as practicable after the determination of the Closing Date in accordance with this Section 1.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”), a notice of the proposed date of the Closing, in which notice the parties shall request that the Companies Registrar issue a certificate evidencing the Merger (the “Certificate of Merger”) on the date that the Parties shall provide further notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such further notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger being declared effective and that the issuance by the Companies Registrar of the Certificate of Merger shall both occur on the Closing Date.

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1.4  Articles of Association; Directors and Officers.

At the Effective Time:

(a)  the articles of association of the Surviving Company shall be amended and restated, as reflected in the form of amended and restated articles of association attached hereto as Exhibit C (the “Restated Company Articles”), until thereafter amended as provided by the Companies Law and such articles of association;

(b)  unless otherwise agreed upon by the Parent and the Company, the articles of association of Parent shall be amended in order to change the name of Parent to such name as to be reasonably agreed upon by the Parties, and as may be approved by the Company and the Israeli Companies Registrar (the “Restated Parent Articles”);

(c)  the directors and officers of Parent, each to hold office in accordance with the amended and restated articles of association of Parent, shall be as designated by the Parent and the Company prior to Closing after giving effect to the provisions of Section 5.13, or such other persons as shall be mutually agreed upon by Parent and the Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be; and

(d)  the directors and officers of the Surviving Company, each to hold office in accordance with the articles of association of the Surviving Company, shall be the directors and officers of the Company as in office immediately prior to the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

1.5  Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company or shareholder of Parent, the following shall occur:

(i)  any Company Ordinary Shares held in the treasury of the Company or held or owned by the Company or Merger Sub immediately prior to the Effective Time shall be canceled and retired without any conversion and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)  subject to Section 1.5(d) each Company Ordinary Share outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Company Ordinary Shares held by the Parent immediately prior to the Effective Time) shall be automatically converted solely into the right to receive a number of validly issued, fully paid and nonassessable Parent Ordinary Shares, equal to the Exchange Ratio, per each such Company Ordinary Share (the “Merger Consideration”) in accordance with Section 1.8(a).

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(b)  Notwithstanding any other provision of this Agreement, under no circumstances shall the Parent issue Parent Ordinary Shares to any Company Shareholder pursuant to the terms of this Agreement, to the extent that after giving effect to such issuance, the Company Shareholder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.99% of the number of Parent Ordinary Shares outstanding immediately after giving effect to such issuance (the “Ownership Limitation”). If the Parent cannot issue Parent Ordinary Shares due to be issued pursuant to this Agreement, the Parent shall (i) issue all such Parent Ordinary Shares that may be issued without causing a Company Shareholder to exceed the Ownership Limitation, and (ii) issue to the Company Shareholder, pre-funded warrants to purchase Parent Ordinary Shares, in substantially the form attached hereto as Exhibit D (the “Parent Pre-Funded Warrant”), in lieu of Parent Ordinary Shares not so provided to such holder. Each Parent Pre-Funded Warrant shall be exercised for $0.001 per each Parent Ordinary Share. The Pre-Funded Warrants will be registered in the Parent’s books and will not be listed for trading on any stock exchange or trading market.

(c)  If any Company Ordinary Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted share purchase agreement or other similar agreement with the Company, then the Parent Ordinary Shares issued in exchange for such Company Ordinary Shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such Parent Ordinary Shares shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted share purchase agreement or other agreement in accordance with its terms.

(d)  No fractional Parent Ordinary Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Ordinary Shares who would otherwise be entitled to receive a fraction of a Parent Ordinary Share shall not receive such fraction, and shall instead receive such amount rounded to the nearest whole number of Parent Ordinary Shares.

(e)  All Company Options outstanding immediately prior to the Effective Time under the Company Share Plans shall be treated in accordance with Section 5.6(a).

(f)  All Company Warrants outstanding if any, immediately prior to the Effective Time shall be treated in accordance with Section 5.7(a).

(g)  Each ordinary share, with no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, NIS 0.05 par value per share, of the Surviving Company. Each share certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such ordinary shares of the Surviving Company.

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(h)  If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding Company Ordinary Shares or Parent Ordinary Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Ordinary Shares, Parent Ordinary Shares, Company Options with the same economic effect as contemplated by this Agreement prior to such share dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Ordinary Shares or Parent Ordinary Shares, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6  Calculation of Parent Net Cash.

(a)  For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company, to be the anticipated date for Closing. At least fifteen (15) calendar days prior to the Anticipated Closing Date, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the Parent Net Cash (the “Net Cash Calculation”) as of the Anticipated Closing Date, prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer, the principal accounting officer). Section 1.6(a) of the Parent Disclosure Schedule is an illustrative Net Cash Schedule containing an illustrative Net Cash Calculation. Parent shall make available the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company.

(b)  Within five (5) calendar days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail any information available and known to the Company at such time related to the nature of any proposed revisions to the Net Cash Calculation.

(c)  If on or prior to the Response Date, the Company: (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d)  If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash, at the Anticipated Closing Date for purposes of this Agreement.

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(e)  (x) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash at the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then the Chief Executive Officer of Parent and the Chief Executive Officer of the Company shall promptly meet and agree on the amount of Parent Net Cash. (y) If the Chief Executive Officer of Parent and the Chief Executive Officer of the Company are unable to negotiate an agreed-upon determination of Parent Net Cash at the Anticipated Closing Date within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly approach (or either party may approach) one of the “big four” accounting firms (other than EY) (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation within seven (7) calendar days; provided that the Accounting Firm shall be authorized and empowered by the parties solely as a neutral expert and not as an arbitrator to resolve accounting issues, and shall not be authorized to resolve any disputes related to the interpretation of this Agreement or any other legal disputes between the parties. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within seven (7) calendar days of approaching the Accounting Firm. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be deemed to have been determined for purposes of this Agreement and to represent Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash (and, for the avoidance of doubt, the fees and expenses to be paid by Parent shall reduce Parent Net Cash). If this Section 1.6(e) applies as to the determination of Parent Net Cash, at the Anticipated Closing Date described in Section 1.6(a) upon resolution of the matter in accordance with this Section 1.6(e) (the “Resolution Number”), the Parties shall not be required to determine Parent Net Cash again, even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash if the Closing Date occurs later than (10) ten Business Days after the Anticipated Closing Date.

1.7  Closing of the Company’s Transfer Books.

At the Effective Time: (a) all Company Ordinary Shares outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of Company Ordinary Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Ordinary Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Ordinary Shares outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Sections  1.5 and Section 1.8(b).

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1.8  Payment of Aggregate Merger Consideration.

(a)  Payment Procedures with Respect to Company Ordinary Shares.

Prior to the Effective Time (but in no event later than five (5) Business Days prior to the anticipated Effective Time), the Parent shall select a bank or trust company in Israel that is a TASE member and reasonably acceptable to the Company, to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent (the “Paying Agent Agreement”). No later than the Effective Time, the Parent shall deliver to the Transfer Agent an irrevocable letter instructions, instructing the Transfer Agent to deposit, via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”), with the account of the Paying Agent, in trust for the benefit of the Persons who were holders of Company Ordinary Shares (excluding Company Certified Shares), that were converted into the right to receive the Merger Consideration, such number of whole Parent Ordinary Shares and, if applicable, Parent Pre-Funded Warrants, representing the Merger Consideration to which the holders thereof are entitled to receive pursuant to Section 1.5(a). Immediately following the execution of this Agreement and prior to the Effective Time, the Parties will jointly discuss with the TASE all procedures relating to the transfer of the Company Ordinary Shares to the Parent as of the Effective Time and the delivery of the relevant portion of the Merger Consideration to the holders of Company Ordinary Shares, including the delivery of any information required by the Paying Agent.

(b)  Payment Procedures with Respect to Company Certified Shares.

At the Effective Time, the Company will deliver to Parent a true, complete and accurate listing of all record holders of Company Certified Shares at the Effective Time, including the number and class of Company Certified Shares held by such record holder, and the number of Parent Ordinary Shares such holder is entitled to receive pursuant to Section 1.5, in the form attached hereto as Exhibit E (the “Company Allocation Schedule”). Promptly after Parent’s receipt of the Company Allocation Schedule (and in no event later than five (5) Business Days after the date of such receipt), the Parties shall cause to be mailed to the record holders of Company Certified Shares that were converted into the right to receive the Merger Consideration: (A) a letter of transmittal in such form as the Company and Parent may reasonably agree (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to such Company Ordinary Shares shall pass, only upon delivery of the Company Share Certificates (or affidavits of loss in lieu thereof as provided below) to the Parent; and (B) instructions for use in effecting the surrender of the Company Share Certificates into the right to receive the Merger Consideration payable in respect thereof pursuant to the Company Allocation Schedule. Upon, surrender of Company Share Certificates (or affidavit of loss in lieu thereof as provided below) for cancellation to the Parent, the Parent shall deliver to the Transfer Agent an irrevocable letter instructions, instructing the Transfer Agent to deposit, via DWAC, with the account of the record holders of Company Certified Shares, that were converted into the right to receive the Merger Consideration, such number of whole Parent Ordinary Shares representing the Merger Consideration to which the holders thereof are entitled to receive pursuant to Section 1.5(a). Until surrendered as contemplated by this Section1.8(b), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry Parent Ordinary Shares representing the Merger Consideration. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Parent Ordinary Shares, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an applicable affidavit with respect to such Company Share Certificate and post a bond (in reasonable amount), as indemnity against any claim suffered by Parent with respect to such lost, stolen or destroyed Company Share Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Share Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Share Certificate so surrendered is registered if such Company Share Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable.

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(c)  The Merger Consideration and any dividends or other distributions shall be deemed to have been in full satisfaction of all rights pertaining to Company Ordinary Shares. Notwithstanding the above, any Merger Consideration payable in respect of Company Ordinary Shares subject to the Withholding Tax Ruling or the 104H Ruling shall be transferred by the Paying Agent on the Closing Date to the Withholding Agent or the 104H Trustee, respectively, to the extent required by the Withholding Tax Ruling or the 104H Ruling for the benefit of the beneficial owners thereof, and shall be held and released (or otherwise treated) by said trustee to the beneficial holders of such Company Ordinary Shares in accordance with the requirements of the Withholding Tax Ruling, the 104H Ruling and the Ordinance.

(d)  No party to this Agreement shall be liable to any holder of Company Ordinary Shares or to any other Person with respect to any Parent Ordinary Shares (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.9  Further Action.

If, at any time after the Effective Time, any further action is determined by the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Company shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Company and otherwise) to take such action.

1.10  Withholding; Tax Rulings.

(a)  Notwithstanding anything to the contrary hereunder, Parent, the Surviving Company, the 102 Trustee, the Transfer Agent, the Withholding Agent, the 104H Trustee, the Paying Agent, the Hevra Le’Rishumim, and the TASE members and any of their respective agents (each, a “Payor”) shall be entitled to deduct and withhold from any payment or consideration made pursuant to this Agreement (including the Merger Consideration) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, the Ordinance, or under any provision of applicable U.S. federal, state, local, Israeli, or other Tax Law, including the Withholding Tax Ruling and the 104H Ruling.

(b)  The parties herby acknowledge that they and the Withholding Agent shall act in accordance with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes consideration that will be transferred to the Seller at Future Dates) (the “Circular”) and the Withholding Agent shall provide the Company, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3(c) of the Circular.

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(c)  Notwithstanding the provisions of Section1.10(a) above, with respect to withholding of Israeli Tax, subject to the provisions of the Withholding Tax Ruling or the 104H Ruling, as applicable, no tax shall be deducted or withheld from any payment pursuant to this Agreement, except as set forth in the Withholding Tax Ruling and the 104H Ruling, if obtained. The Merger Consideration payable or otherwise deliverable hereunder to any holder of Company Ordinary Shares (each, a “Payee”) shall (notwithstanding Section 1.10(a) above) be paid or delivered to, and retained by, the respective Payor for the benefit of such Payee until the earlier of: (x) (A) with respect to a Payee which holds 5% or more of the Company share capital on the date which is ten (10) days prior to the Closing Date, unless a different date for such calculations is specified by the ITA, in which case such date shall be as specified by the ITA (a “5% Payee”), and the 104H Ruling has been obtained, the date on which the 104H Ruling has been obtained or (B) if such Payee is a Less Than 5% Payee and the Withholding Tax Ruling has been obtained, the date on which the Withholding Tax Ruling has been obtained, or (C) with respect to a Payee that is not included in the application for the Withholding Tax Ruling nor the 104H ruling, the date on which such Payee delivers to the Withholding Agent a Valid Tax Certificate, and (y) the date that is 180 days following the Closing Date, as may be further extended (with respect to all or some of the Payees) by mutual agreement of the Company, Parent and the Withholding Agent (the “Withholding Drop Date”), during which time (unless a request is submitted by the Payee to Payor to release its portion of the consideration prior to the Withholding Drop Date) no Payor shall withhold any Israeli Tax from such Merger Consideration pursuant to this Agreement to such holder, except as provided below, and if during which time such recipient provides the Payor with a Valid Tax Certificate issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Agreement, or other treatment with respect to Israeli Tax, at least three (3) Business Days prior to the Withholding Drop Date, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Ordinary Shares shall be made in accordance with the provisions of such Valid Tax Certificate, subject to any deduction and withholding as may be required to be deducted and withheld under any applicable Law. If any holder of record of Company Ordinary Shares (A) does not provide the Payor with a Valid Tax Certificate no later than three (3) Business Days prior to the Withholding Drop Date, or (B) submits a written request to the Payor to release his or her portion of the Merger Consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from the payment to such holder shall be calculated based on the applicable withholding rate on the actual payment date in accordance with applicable Law as determined by the Parent or its Israeli advisors at their reasonable discretion, and such amount will be calculated in NIS based on the USD-NIS exchange rate known on the date the payment is actually made to such Payee and shall be delivered to the ITA by the Payor, and the Payor shall deliver to such holder the balance of the portion of the Merger Consideration due to such holder that is not so withheld (if any).

(d)  To the extent that amounts are so withheld pursuant to this Section  1.10, they shall be paid over to the appropriate Governmental Body prior to the last day on which such payment is required to be paid to such Governmental Body, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

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(e)  For the avoidance of doubt, to the extent that the Payor is obliged to withhold Israeli Taxes at the rate prescribed under the Ordinance and/or the Withholding Tax Ruling and/or 104H Ruling (the “Withheld Amounts”), each Person in respect of which such withholding is required to be made shall provide the Payor a cash payment equal to the Withheld Amounts within seven (7) Business Days from receipt of a request from the Payor to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such Person. In the event that such Person fails to provide the Payor with the Withheld Amounts within such timeframe, the Payor will be authorized to sell on the open market, subject to any lock-up or transfer restrictions applicable at such time to the consideration or a portion thereof, any number of Parent Ordinary Shares required to cover any amount required to be deducted or withheld under this Section 1.10 and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Payee. Notwithstanding anything else to the contrary in this Agreement, and unless instructed otherwise by the ITA in writing, for Israeli withholding Tax purposes, the value of the consideration shall be determined based on the closing price of a Parent Ordinary Share on the Closing Date. Any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(f)  Notwithstanding anything to the contrary herein, any payments made to holders of any Company Options, if any, will be subject to deduction or withholding of Israeli Tax under the Ordinance on the sixteenth (16th) day of the calendar month following the month during which the Closing Date occurs.

(g)  Without derogating from the foregoing, as soon as reasonably practicable, but in no event more than five (5) Business Days after the date hereof, the Company, in full coordination with Parent and its Israeli counsel, will cause its Israeli counsel, advisors or accountants to prepare and file with the ITA an application for a Withholding Tax Ruling and 104H Ruling.

(h)  Without limiting the generality of this Section 1.10, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities and to cooperate with each other with respect to the preparation and filing of such applications for rulings and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling and 104H Ruling. In any event, the final text of the Withholding Tax Ruling and the 104H Ruling shall be subject to the prior written confirmation of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall keep Parent informed, on a prompt basis (and, in any event, within two Business Days) of its receipt of any notice or information in connection with any of the above rulings or approvals.

(i)  Each party hereto is relying solely on the advice of its own Tax advisors with respect to the Tax consequences of the Merger.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

References in this Section 2 to the “Company” shall mean the Company and each of its Subsidiaries unless the nature of the context provides otherwise.

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Subject to Section 10.13(h), except: (i) as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) or (ii) as disclosed in the Company TASE Documents filed with the ISA or the TASE prior to the date hereof and publicly available (but: (x) without giving effect to any amendment thereof filed with, or furnished to the ISA or the TASE on or after the date hereof and (y) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

2.1  Due Organization; Subsidiaries.

(a)  The Company is a public company, listed and traded on TASE, duly organized and validly existing under the Laws of the State of Israel, is not a “breaching company” under the Companies Law, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

(b)  The Company is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)  The Company has no Subsidiaries except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any share capital of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Company Material Adverse Effect.

(d)  Except as set forth in Section 2.1(d) of the Company Disclosure Schedule, the Company is not and since March 24, 2021 has not been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company is not and has never been a general partner of or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(e)  The Company is not subject to any delisting proceedings by TASE, nor does the Company foresee any reason for delisting proceedings to commence following the Effective Date contemplated hereby, nor is the Company subject to any enforcement action by the ISA, or equivalent enforcement entities, nor does the Company foresee any reason for the commencement of enforcement actions against the Company, or its Affiliates, following the Effective Date.

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2.2  Organizational Documents.

The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company is not in material breach or violation of its Organizational Documents.

2.3  Authority; Binding Nature of Agreement.

The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Approval, and the filing and recordation of appropriate merger documents as required by the Companies Law, to consummate the Contemplated Transactions. The Company Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions in accordance with the requirements of the Companies Law; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of the Company vote to approve this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4  Vote Required.

The Section 350 Vote (the “Required Company Approval”) is the only vote of the holders of any class or series of Company share capital, creditors or holders of any notes or bonds, necessary to adopt and approve this Agreement and to approve the Contemplated Transactions. Unless otherwise required by the Applicable Court and assuming the fulfilment of Section 6.7 below, no approval or vote of the Bondholders is necessary to adopt and approve this Agreement and to consummate the Contemplated Transactions.

2.5  Non-Contravention; Consents.

Subject to obtaining the Required Company Approval, the filings with the TASE, the ISA and the Companies Registrar of all notices or filings required under the Companies Law or the Israeli Securities Law, including with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar or any filings with the Applicable Court, neither: (i) the execution, delivery or performance of this Agreement by the Company, nor (ii) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)  contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

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(b)  contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c)  contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business;

(d)  subject to obtaining the requisite approvals and consents in respect of the Contracts set forth in Section 2.5(d) of the Company Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(e)  result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

Except for: (i) the filings with the Companies Registrar and all such other notices or filings with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) or any filings with the Applicable Court and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

2.6  Capitalization.

(a)  The authorized share capital of the Company is 400,000,00 Company Ordinary Shares, of which 105,643,744 Company Ordinary Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. Except as set forth in Section 2.6(a) of the Company Disclosure Schedule, the Company does not hold any of its share capital in its treasury.

(b)  All of the outstanding Company Ordinary Shares have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding Company Ordinary Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Ordinary Shares is subject to any right of first refusal in favor of Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Ordinary Shares. Company is not under any obligation, nor is it bound by any Company Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Ordinary Shares or other securities.

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(c)  Except for the Company Share Plans, the Company does not have any share option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Company has reserved 14,611,596 Company Ordinary Shares for issuance under the Company Share Plans, of which 70,123,612 options are issued and are currently outstanding, with a weighted average exercise price of NIS 1.77 (collectively, the “Company Options”), and 0 shares remain available for future issuance pursuant to the Company Share Plans. Section (c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of Company Ordinary Shares subject to such Company Option at the time of grant; (iii) the number of Company Ordinary Shares subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) (A) the Tax route under which such Company Option was granted and is currently intended to qualify (pursuant to Section 102 or Section 3(i) of the Ordinance), and (B) for Company 102 Options, the date of the applicable corporate approval and the date of deposit of the respective award agreement with the 102 Trustee. The Company has made available to Parent an accurate and complete copy of the Company Share Plans and all share option agreements evidencing outstanding options granted thereunder. Except as set forth in Section 1.1(c) of the Company Disclosure Schedule, no vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)  All Company Options granted under Section 102 of the Ordinance were granted under an employee option plan deemed approved, or not rejected within 30 days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance and comply in all respects with the requirements of Section 102 of the Ordinance and qualify for treatment under the capital gain route thereunder, and were duly and timely deposited in accordance with the provisions of Section 102 of the Ordinance with the 102 Trustee and no action has been threatened against the Company (nor is the Company aware of a reasonable basis for an action against the Company) with respect to the failure of the Company to comply with such requirements.

(e)  No unexercised Company Options shall be outstanding immediately prior to the Effective Time.

(f)  Section 1.1(f) of the Company Disclosure Schedule lists, as of the date of this Agreement: (i) each holder of issued and outstanding Company Warrants, (ii) the number and type of shares subject to each Company Warrant, (iii) the exercise price of each Company Warrant and (iv) the termination date of each Company Warrant.

(g)  Except for the Company Warrants, the Company Share Plans, including the Company Options, and as otherwise set forth on Section 1.1(g) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire shares or other securities of Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of Company or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of Company or any of its Subsidiaries. There are no outstanding or authorized share appreciation, phantom shares, profit participation or other similar rights with respect to Company or any of its Subsidiaries.

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(h)  All outstanding Company Ordinary Shares, Company Options, Company Warrants and other securities of Company have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(i)  Except as set forth in Section 2.6(h) of the Company Disclosure Schedule, all of the issued and outstanding Company Ordinary Shares are registered and held through the Hevra Le’Rishumim.

2.7  TASE Filings, Financial Statements.

(a)  The Company has delivered or made available to the Parent accurate and complete copies of all prospectuses, proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the ISA or the TASE since March 24, 2021 (the “Company TASE Documents”), other than such documents that can be obtained on the ISA’s or the TASE’s websites. All material statements, reports, schedules, forms and other documents required to have been filed by the Company or its officers with the ISA or the TASE have been filed on a timely basis. As of the time it was filed with the ISA or the TASE (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Company TASE Documents complied in all material respects with the applicable requirements of the Israeli Securities Law and, as of the time they were filed, none of the Company TASE Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to the Parent true and complete copies of all, but transmittal, correspondences, between the ISA and the Company and all material correspondences between the TASE and the Company, since March 24, 2021, including all ISA or TASE comment letters and responses to such comment letters by or on behalf of the Company other than such documents that can be obtained on the ISA’s or the TASE’s website. Except as set forth in Section 2.7(a) of the Company Disclosure Schedule, as of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the ISA or the TASE with respect to the Company TASE Documents. To the Knowledge of the Company, none of the Company TASE Documents is the subject of ongoing ISA or TASE review and there are no inquiries or investigations by the ISA or TASE or internal investigations pending or threatened, including with regard to any accounting practices of the Company.

(b)  The financial statements (including any related notes) contained or incorporated by reference in the Company TASE Documents: (i) complied as to form in all material respects with the published rules and regulations of the Israeli Securities Law; (ii) were prepared in accordance with IFRS (except as may be indicated in the notes to such financial statements, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. Other than as expressly disclosed in the Company TASE Documents filed prior to the date hereof, there has been no material change in Company’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with IFRS.

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(c) The Company is in compliance in all material respects with the applicable current listing and governance rules and regulations of the TASE. Except as set forth in Section 2.7(c) of the Company Disclosure Schedule and the Company TASE Documents, from March 24, 2021 through the date hereof, Company has not received any correspondence from TASE or the staff thereof relating to the delisting or maintenance of listing of the Company Ordinary Shares on the TASE.

(d) The Company maintains disclosure controls and procedures. Such disclosure controls and procedures are designed to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) required to be disclosed by the Company in the Company TASE Documents is made known on a timely basis to the individuals responsible for the preparation of the Company TASE Documents.

(e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS.

(f) During the twelve (12) month period prior to the date hereof, to the Company’s Knowledge, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) those significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis that are known to them and (ii) any fraud known by such individuals, whether or not material, that involves management or other employees who have a significant role in the Company’s and in the Company Subsidiaries’ internal controls.

2.8 Absence of Changes.

Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Balance Sheet, together with the statements of income, shareholders’ equity and cash flows of the Company for the period reflected in the Company Balance Sheet (collectively, the “Company Financials”) and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

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2.9 Absence of Undisclosed Liabilities.

As of the date hereof, the Company has no liability, indebtedness, obligation or expense of any kind and is not subject to any claim, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with IFRS) or any involvement in any special purpose vehicles (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under IFRS except for: (a) Liabilities disclosed, reflected or reserved against in the Company Balance Sheet; (b) Liabilities that have been incurred by the Company since the date of the Company Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under any Contract to which it is party; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities described in Section 2.9 of the Company Disclosure Schedule.

2.10 Title to Assets.

The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Balance Sheet and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold.

Except as set forth in Section 2.11 of the Company Disclosure Schedule, the Company does not own and since March 24, 2021 has not owned any real property. The Company has made available to Parent: (i) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (ii) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

2.12 Intellectual Property.

(a) Except for the trademarks set forth on Section 2.12(a) of the Company Disclosure Schedule, the Company does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights.

(b) To the Knowledge of the Company the operation of the businesses of the Company as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) against the Company alleging that the operation of the businesses of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person. Since March 24, 2021, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

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(c) To the Knowledge of the Company, the Company and the operation of the Company’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”) except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, since March 24, 2021, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company or (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

2.13 Agreements, Contracts and Commitments.

(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing: (A) any covenant limiting the freedom of the Company or the Surviving Company to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $200,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

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(vi) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $200,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation or other agreement currently in force under which the Company has continuing obligations to market any product, technology or service; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or

(xi) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $200,000 in the aggregate, or obligations after the date of this Agreement in excess of $200,000 in the aggregate, or (B) that is material to the business or operations of the Company.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits.

(a) The Company is in compliance in all material respects with all applicable U.S., Israeli and other Laws, including the rules and regulations of the Israeli Ministry of Transport and Road Safety, except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

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(b) The Company holds all required Governmental Authorizations necessary for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. All of the Governmental Authorizations are valid and in full force and effect, except where the invalidity of such Governmental Authorizations or the failure of such Governmental Authorizations to be in full force and effect would not have a Company Material Adverse Effect; and the Company has not received any notice of proceedings relating to the revocation or modification of any such Governmental Authorizations which, singly or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

2.15 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since March 24, 2021, no Legal Proceeding has been pending against the Company that had or would reasonably be expected to have resulted in material liability to the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.16 Tax Matters.

(a)

(i) Each Tax Return required to be filed with any Governmental Body by the Company has been filed when due (taking into account extensions in the ordinary course of business) in accordance with applicable Law, each of which is true, accurate and complete;

(ii) the Company has timely paid, collected or withheld, to the appropriate Governmental Body all Taxes due and payable;

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(iii) the Company has complied with all applicable Law relating to the payment and withholding of any Tax and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Body all amounts required to be so withheld and paid over;

(iv) the Company has established adequate accruals or reserves, in accordance with IFRS, for all Taxes for taxable periods beginning on or after the date of the most recent Company Financials;

(v) Except as set forth in Section 2.16(a)(v) of the Company Disclosure Schedule, there is no Legal Proceeding against or with respect to the Company in respect of any Tax or any Tax Return and there is no investigation against or with respect to the Company, pending or threatened or otherwise in respect of any Tax or any Tax Return. All deficiencies asserted or assessments made against the Company as a result of any examinations by any Governmental Body have been fully paid;

(vi) the Company has not consented or requested to extend the time, or is the recipient of any extension of time, in which any Tax may be assessed or collected by any Governmental Authority and the Company has not waived any statute of limitations;

(vii) no Governmental Authority in a jurisdiction where no Tax Return has been filed or no Tax has been paid has made or threatened to make a claim for the payment of any Tax or the filing of any Tax Return;

(viii) the Company is a Tax resident only in its jurisdiction of formation;

(ix) Except as otherwise provided in Section 2.16(a)(ix) of the Company Disclosure Schedule, no power of attorney granted by or with respect to the Company for Taxes is currently in force, no ruling with respect to Taxes has been requested by or on behalf of the Company; and no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or non-U.S. Law has been entered into or requested by or with respect to the Company;

(x) the Company has provided or made available to Parent prior to the date hereof true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company with respect to Taxes and all material written correspondence with any Governmental Authority regarding Taxes;

(xi) Except as otherwise provided in Section 2.16(a)(xi) of the Company Disclosure Schedule, the Company is neither a controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or non-U.S. Law) nor a passive foreign investment company (as defined in Section 1297 of the Code). The Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or non-U.S. Law), or passive foreign investment company (as defined in Section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Company;

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(xii) the Company is not and has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xiii) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for (A) any Tax period (or portion thereof), as a result of any deferred foreign income within the meaning of Section 965 of the Code, including, but not limited to, as the result of an election under Section 965(h) of the Code, or (B) any Tax period (or portion thereof) ending after the Closing Date, as a result of any (1) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law); (2) installment sale or other open transaction disposition made on or prior to the Closing Date; (3) prepaid amount, refund or credit received on or prior to the Closing Date; (4) change in accounting method for a taxable period ending on or prior to the Closing Date; (5) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (6) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date;

(xiv) all material records which the Company is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by the Company have been duly kept and are available for inspection at the premises of the Company;

(xv) the Company is in compliance in all respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Body;

(xvi) all of the Company’s property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate Tax jurisdiction and no portion of any the Company’s property constitutes omitted property for property Tax purposes;

(xvii) there are no Liens for Taxes on any of the assets of the Company other than for any Taxes not yet due and payable;

(xviii) Except as otherwise provided in Section 2.16(a)(xviii) of the Company Disclosure Schedule, the Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006, promulgated thereunder; the Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance; the Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; and the Company does not and has never performed and was not part of any action or transaction that is classified as a “reportable opinion” under Section 67C of the Israeli VAT Law or a “reportable position” under Section 67D of the Israeli VAT Law;

(xix) the Company is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning VAT. The Company (i) has not made any exempt transactions (as defined in the Israeli Value Added Tax Law, 5736-1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and remitted in a timely manner to the ITA all output VAT which it is required to collect and remit under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

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(xx) each of the Company Share Plans that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from, or is otherwise approved by or deemed approved by passage of time without objection by, the ITA. All Company 102 Options have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee, the grant of Company 102 Options only following the lapse of the required 30 day period from the filing of each of the Company Share Plans that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance with the ITA, the receipt of the required written consents from the option holders and the due deposit of such securities with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012, and clarification dated November 6, 2012;

(xxi) the Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(xxii) Except as otherwise provided in Section 2.16(a)(xxii) of the Company Disclosure Schedule, neither the Company nor any holder of Company securities is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2;

(xxiii) no independent contractor was, or to the Knowledge of the Company will be, entitled to be considered to be an employee of the Company by any applicable Tax authority; and

(xxiv) the Company did not apply for any tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959.

(b) Except as provided in Section 2.16(b), the Company is in compliance in all respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to it are arm’s length prices for purposes of the applicable laws, including Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company.

(c) The Company does not have any (A) place of management, (B) branch, (C) office (or any other place of business), (D) operations or employees, (E) agent with binding authority, or (F) other activities, in each case that gives rise to a permanent establishment or taxable presence which has subjected it to any Tax obligation or to a requirement to file any Tax return in any country other than the country where the Company was organized.

(d) Except as otherwise provided in Section 2.16(d) of the Company Disclosure Schedule, the Company is not, nor at any time has it been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or considered to be so engaged under Section 882(d) or Section 897 of the Code or, if applicable, considered to have a U.S. permanent establishment as defined under any applicable or relevant bilateral income tax treaty or otherwise.

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(e) (i) The Company is not nor has it ever been, a party to any Tax Sharing Agreement pursuant to which it will have any obligation to make any payments for Taxes after the Closing Date, (ii) the Company is not and has never been a member of a group filing a consolidated, combined or unitary Tax Return, and (iii) the Company has no liability for the payment of any Tax imposed on any Person (other than the Company) as a transferee or successor.

(f) The Company has never taken a position that could give rise to substantial understatement of income tax within the meaning of Section 6662 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) or has ever been a beneficiary or otherwise participated in any “reportable transaction” as defined in Code Section 6707A(c)(1)) and Treasury Regulation Section 1.6011-4(b)(1).

(g) With the exception of Israeli VAT, the Company is not, nor is it required to be, registered as a taxable person for purpose of value added Taxes or any similar indirect Tax.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans, including, without limitation, each Company Benefit Plan that provides for change in control, stay or retention, deferred compensation, incentive compensation, pension and severance benefits. “Company Benefit Plan” means each pension, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters or employment agreement on the Company’s standard form as may be amended from time to time and other than individual Company Options or other compensatory equity award agreements made pursuant to the Company’s standard forms, in which case only representative standard forms of such agreements shall be scheduled) and fringe benefit plan, program, agreement (including collective bargaining agreement and extension order), policy or arrangement (whether written or unwritten, but excluding statutory benefits or benefits mentioned in the Company’s standard form of employment agreement) for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability.

(b) As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, and all material correspondence to or from any Governmental Body with respect to each Company Benefit Plan.

(c) Each Company Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws. Each Company Benefit Plan required to be funded is fully funded, and with respect to Company Share Plans that are not required by applicable Law to be so fully funded, adequate reserves therefor have been established on the Company Financials (except for severance pay that is fully funded, and full Section 14 Arrangements apply to all of the Company’s employees). No material liability or obligation of the Company or any of its Affiliates exists with respect to any Company Benefit Plan that has not been disclosed in Section 2.17(c) of the Company Disclosure Schedule. The Company does not have, and except as set forth in Section 2.17(c) of the Company Disclosure Schedule has never had, any employees in the United States.

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(d) To the Knowledge of the Company, there are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan in any case except as would not be reasonably expected to result in material liability to the Company. The Company does not have any Company Benefit Plan that is maintained in the United States.

(e) Neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s): (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of the Company, (ii) increase any material amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any material contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.

(f) Section 2.17(f) of the Company Disclosure Schedule sets forth the policy of the Company with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities, including regarding bonuses to employees and independent contractors for the last two years, as of the date of this Agreement (in the case of accrued vacation, per employee for those who have more than 44 accrued days). The Company does not have and has not had a policy regarding the payment of bonuses.

(g) The Company is not a party to, is not bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and to the Knowledge of the Company, there is no labor union, labor organization, or similar Person representing or purporting to represent or seeking to represent any employees of the Company. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity. The Company has paid all required payments, if any, that the Company has been requested to pay to any employers’ association or organization.

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(h) Section 2.17(h) of the Company Disclosure Schedule contains a list of all employees of the Company and its Subsidiaries along with the position, the monthly rate of salary of each such employee, whether such employee is full time or part time, is exempt or non-exempt from the Hours of Work and Rest Law, is on leave and if so, the type of leave and expected date of return, visa status (as applicable), date of hire, any incentive payment paid or payable in calendar year 2023 (and whether such incentive is cash or, if not, what other property is due), short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, car entitlement, sick leave entitlement and accrual (if any), and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, 5723-1963 (the “Israeli Severance Pay Law” and “Section 14 Arrangement”), and, to the extent such employee is subject to such a Section 14 Arrangement, an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, and any other material compensation payable to such employee. Neither the Company nor its Subsidiaries is delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The consummation of the Contemplated Transactions will not give rise to any liability of the Company or any of its Subsidiaries for payments related to severance, termination, bonus, accrued vacation or personal time, accrued days of sick pay or any similar payment. No current employee of the Company or any of its Affiliates is or was, during the period of such employment or other service, based in or resident of the United States.

(i) Section 2.17(i) of the Company Disclosure Schedule contains a list of each individual who currently renders services to Company as an independent contractor or consultant (collectively, the “Company Contractors”) and the Company has made available to Parent true and complete copies of each Company Contractors agreement and the last 3 months invoices. The Company has accurately classified each such Company Contractor or former Company Contractor as an independent contractor under all applicable Laws (including for purposes of Taxes and Tax reporting and under the Company Benefit Plans). Except as set forth in Section 2.17(i) of the Company Disclosure Schedule, each Company Contractor can be terminated on notice of thirty days or less to the Company Contractor. According to the Company Contractors’ agreements with the Company, no Company Contractor is entitled to any rights under the applicable labor laws. All current and former Company Contractors have received all their rights to which they are and were entitled according to any applicable Law or Contract with the Company.

(j) The Company is not delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The employment seniority for each employee for any employment purposes began as of the date of hire and prior to such date no employment relations existed between any employee and the Company for any matter or purpose. The Company has withheld, paid and reported all amounts required by the Ordinance, the National Insurance Law [Consolidated Version], 5755-1995, and the National Health Insurance Law, 5754-1994 regarding its current and former employees and Company Contractors.

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(k) The Company is, and since March 24, 2021 has been, in material compliance with all applicable Laws and agreements (including collective bargaining agreements and extension orders) respecting labor (including consultants), employment, employment practices, and terms and conditions of employment, including proper classification of independent contractors as not being employees. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

(l) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any material claim, charge, grievance or Legal Proceeding against the Company brought by or on behalf of any current or former applicant, employee, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of the Company, alleging violation of any applicable employment Law, agreement or any other claim arising out of such Person’s employment, application for employment or termination of employment, consulting or other relationship with the Company.

(m) At all times since March 24, 2021, the Company has not engaged any employees whose employment would require special licenses or permits by the Company.

(n) The Company’s obligations to provide statutory severance pay to its Israeli employees pursuant to the Israeli Severance Pay Law are fully funded in accordance with Section 14 Arrangements and it is and was implemented properly, from the commencement date of each employee’s employment and on the basis of 8.33% of the employee’s entire salary.

(o) The Company has not been and is not subject to, and none of its employees or consultants benefits from, any collective agreement, extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally.

(p) Each officer of the Company is a party to a confidentiality agreement with the Company; copies of such agreements have previously been delivered, or made available, to Parent.

(q) No group of employees has notified the Company of its intent, or, to the Knowledge of the Company, has any plans, to terminate employment with the Company.

(r) The Company does not have unsatisfied obligations of any nature to any of its former employees or consultants.

2.18 Environmental Matters.

The Company is, and since March 24, 2021 has been, in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since March 24, 2021 (or prior to that time, which to the Knowledge of the Company is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased or controlled by the Company or any business operated by it.

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2.19 Insurance.

The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each such insurance policy is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since March 24, 2021, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding or informed the Company of its intent to do so.

2.20 No Financial Advisors.

Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21 Transactions with Affiliates.

(a) Section 2.21(a) of the Company Disclosure Schedule describes any material transactions or relationships, since March 24, 2021, between, on one hand, the Company and, on the other hand, any: (i) executive officer or director of the Company or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Ordinary Shares or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of sub-limb (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

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(b) Section 2.21(b) of the Company Disclosure Schedule lists each shareholders’ agreement, voting agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Ordinary Shares, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.22 Anti-Bribery.

Neither of the Company nor any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, Sections 291 and 291A of the Israeli Penal Law, 5737-1977 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not and since March 24, 2021 has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.23 Disclaimer of Other Representations or Warranties.

Except as set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(h), except: (i) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but: (x) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (y) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Due Organization; Subsidiaries.

(a) Parent is a public company duly organized and validly existing under the Laws of the State of Israel and Merger Sub is a company duly organized and validly existing under the laws of the State of Israel, and neither Parent nor Merger Sub is a “breaching company” under the Companies Law, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions to which it is a party. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

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(b) Parent is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) The Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither the Parent nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any share capital of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of the Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.

(d) The Parent is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Parent has not agreed and is not obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Parent has not any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents.

Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3 Authority; Binding Nature of Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Shareholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole shareholder of Merger Sub, to perform its obligations hereunder and to consummate the Contemplated Transactions to which it is a party. The Parent Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions to which it is a party are fair to, advisable and in the best interests of Parent and its shareholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions to which it is a party, including the issuance of Parent Ordinary Shares to the shareholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options and Company Warrants pursuant to this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of Parent Ordinary Shares to the shareholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions to which it is a party are fair to, advisable and in the best interests of Merger Sub and its sole shareholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions to which it is a party; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole shareholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions to which it is a party. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

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3.4 Vote Required.

The affirmative vote of a majority of the votes cast by the holders of the outstanding Parent Ordinary Shares is the only vote of the holders of any class or series of Parent’s outstanding share capital necessary to approve the proposals in Section 5.3(a) (the “Required Parent Shareholder Vote”).

3.5 Non-Contravention; Consents.

Subject to obtaining the Required Parent Shareholder Vote and the filings with the Companies Registrar or all other notices or filings required under the Companies Law with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar or any filings with the Applicable Court, neither: (i) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (ii) the consummation of the Contemplated Transactions to which it is a party, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions to which it is a party or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;

(d) subject to obtaining the requisite approvals and consents in respect of the Contracts set forth in Section 3.5(d) of the Parent Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or

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(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or Merger Sub (except for Permitted Encumbrances).

Except for: (i) the filing with the Companies Registrar and all such other notices or filings with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Nasdaq Notification and receiving the requisite approval from Nasdaq, (iii) or any filings with the Applicable Court and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (y) the execution, delivery or performance of this Agreement, or (z) the consummation of the Contemplated Transactions to which it is a party, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. No takeover statute or regulation is applicable to this Agreement, the Merger or any of the other Contemplated Transactions to which it is a party.

3.6 Capitalization.

(a) The authorized Parent Share Capital is 75,000,000 Parent Ordinary Shares, of which 2,703,674 Parent Ordinary Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. Parent does not hold any of its share capital in its treasury.

(b) All of the outstanding Parent Ordinary Shares have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding Parent Ordinary Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Parent Ordinary Shares is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Parent Ordinary Shares. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Parent Ordinary Shares or other securities.

(c) Except for the Parent Share Plans, Parent does not have any share option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Parent has reserved 1,020,800 Parent Ordinary Shares for issuance under the Parent Share Plans, of which 7,013 Parent Options are issued and are currently outstanding, with a weighted average exercise price of $166.28, no Parent Ordinary Shares are issuable upon the vesting or settlement of outstanding Parent RSUs, and 1,013,787 Parent Ordinary Shares remain available for future issuance pursuant to the Parent Share Plans. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Equity Award outstanding as of the date of this Agreement: (i) the name of the grantee; (ii) the number of Parent Ordinary Shares subject to such Parent Equity Award at the time of grant; (iii) the number of Parent Ordinary Shares subject to such Parent Equity Award as of the date of this Agreement; (iv) the exercise price (if applicable) of such Parent Equity Award; (v) the date on which such Parent Equity Award was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Parent Equity Award expires; and (viii) (A) the Tax route under which such Parent Equity Award was granted and is currently intended to qualify (pursuant to Section 102 or Section 3(i) of the Ordinance), and (B) for Parent 102 Equity Awards, the date of the applicable corporate approval and the date of deposit of the respective award agreement with the 102 Trustee. The Parent has made available to the Company an accurate and complete copy of the Parent Plans and all share award agreements evidencing outstanding awards granted thereunder. Except as set forth in Section 3.6(c) of the Parent Disclosure Schedule, no vesting of Parent Equity Awards will accelerate in connection with the closing of the Contemplated Transactions.

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(d) All Parent Equity Awards granted under Section 102 of the Ordinance were granted under an employee option plan deemed approved, or not rejected within 30 days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance and comply in all respects with the requirements of Section 102 of the Ordinance and qualify for treatment under the capital gain route thereunder, and were duly and timely deposited in accordance with the provisions of Section 102 of the Ordinance with the 102 Trustee and no action has been threatened against Parent (nor is Parent aware of a reasonable basis for an action against Parent) with respect to the failure of Parent to comply with such requirements.

(e) Section 3.6(e) of the Parent Disclosure Schedule lists, as of the date of this Agreement: (i) each holder of issued and outstanding Parent Warrants, (ii) the number and type of shares subject to each Parent Warrant, (iii) the exercise price of each Parent Warrant and (iv) the termination date of each Parent Warrant.

(f) Except for the Parent Warrants, the Parent Share Plans, including the Parent Equity Awards, and as otherwise set forth on Section 3.6(f) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire shares or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of Parent; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of Parent. There are no outstanding or authorized share appreciation, phantom shares, profit participation or other similar rights with respect to Parent.

(g) All outstanding Parent Ordinary Shares, Parent Equity Awards, Parent Warrants and other securities of Parent have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(h) The Parent Pre-Funded Warrants legally bind the Parent and are enforceable against the Parent in accordance with their terms. The Parent Pre-Funded Warrants and the transactions contemplated thereby were duly approved by all required corporate approvals of the Parent.

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3.7 SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2021 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by: (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Parent has made available to the Company true and complete copies of all correspondences, other than transmittal correspondences, between the SEC, on the one hand, and Parent, on the other, since January 1, 2021, including all SEC comment letters and responses to such comment letters by or on behalf of Parent other than such documents that can be obtained on the SEC’s website at www.sec.gov. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or Nasdaq with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or internal investigations pending or threatened, including with regard to any accounting practices of Parent.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with IFRS(except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 6-K of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with IFRS.

(c) Parent’s auditor has at all times since its retention by Parent been: (i) to the Knowledge of Parent, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder with respect to services provided to Parent.

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(d) Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq. Except as set forth in Section 3.7(d) of the Parent Disclosure Schedule and the Parent SEC Documents, from January 1, 2021 through the date hereof, Parent has not received any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Ordinary Shares on the Nasdaq Capital Market.

(e) Since January 1, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and to provide reasonable assurance: (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of September 30, 2023, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 20-F or Form 6-K (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure): (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(g) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

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3.8 Absence of Changes.

Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the date of the Parent Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities.

As of the date hereof, neither the Parent nor Merger Sub has any Liability, individually or in the aggregate, whether or not of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under IFRS except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.

3.10 Real Property; Leasehold.

Except as set forth in Section 3.10 of the Parent Disclosure Schedule, the Parent does not own and since January 1, 2021 has not owned any real property. The Parent has made available to Company: (i) an accurate and complete list of all real properties with respect to which the Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Parent and (ii) copies of all leases under which any such real property is possessed (the ” Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

3.11 Intellectual Property.

(a) Except as set forth on Section 2.12(a) of the Parent Disclosure Schedule, the Parent does not own, license or otherwise have any right, title or interest in any material Intellectual Property Rights.

(b) To the Knowledge of the Parent the operation of the businesses of the Company as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Parent, is threatened in writing) against the Parent alleging that the operation of the businesses of the Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person. The Parent has not received any written notice or other written communication alleging that the operation of the business of the Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

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(c) To the Knowledge of the Parent, the Parent and the operation of the Parent’s business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”) except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Parent, since January 1, 2021, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Parent, (ii) no violations of any security policy of the Parent regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Parent or (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Parent, or a contractor or agent acting on behalf of the Parent, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.12 Agreements, Contracts and Commitments.

(a) Section 3.12 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Parent Contract containing: (A) any covenant limiting the freedom of the Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $200,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity;

(v) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Parent or any loans or debt obligations with officers or directors of the Parent;

(vi) each Parent Contract requiring payment by or to the Parent after the date of this Agreement in excess of $200,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation or other agreement currently in force under which the Parent has continuing obligations to market any product, technology or service; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of the Parent or any Contract to sell, distribute or commercialize any products or service of the Parent, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;

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(vii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Parent in connection with the Contemplated Transactions;

(viii) each Parent Real Estate Lease;

(ix) each Parent Contract with any Governmental Body;

(x) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Parent; or

(xi) any other Parent Contract that is not terminable at will (with no penalty or payment) by the Parent, and (A) which involves payment or receipt by the Parent after the date of this Agreement under any such agreement, contract or commitment of more than $200,000 in the aggregate, or obligations after the date of this Agreement in excess of $200,000 in the aggregate, or (B) that is material to the business or operations of the Parent.

(b) The Parent has delivered or made available to Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. The Parent has not, nor to the Parent’s Knowledge, as of the date of this Agreement has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Parent or its business. As to the Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to the Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.13 Compliance; Permits.

(a) Parent is in compliance in all material respects with all U.S., Israeli and other applicable Laws, including the FDA regulations adopted thereunder, and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

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(b) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Section 3.13(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. All of the Governmental Authorizations are valid and in full force and effect, except where the invalidity of such Governmental Authorizations or the failure of such Governmental Authorizations to be in full force and effect would not have a Parent Material Adverse Effect; and Parent has not received any notice of proceedings relating to the revocation or modification of any such Governmental Authorizations which, singly or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

3.14 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.14(b) of the Parent Disclosure Schedule, since January 1, 2021, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent is subject. To the Knowledge of Parent, no officer of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.15 Tax Matters.

(a)

(i) Each Tax Return required to be filed with any Governmental Body by Parent has been filed when due (taking into account extensions in the ordinary course of business) in accordance with applicable Law, each of which is true, accurate and complete;

(ii) Parent has timely paid to the appropriate Governmental Body all Taxes due and payable;

(iii) Parent has complied with all applicable Law relating to the payment and withholding of any Tax and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Body all amounts required to be so withheld and paid over;

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(iv) Parent has established adequate accruals or reserves, in accordance with IFRS, for all Taxes for taxable periods beginning on or after the date of the most recent Parent financial statements;

(v) there is no Legal Proceeding against or with respect to Parent in respect of any Tax or any Tax Return and there is no investigation against or with respect to Parent, pending or threatened or otherwise in respect of any Tax or any Tax Return. All deficiencies asserted or assessments made against Parent as a result of any examinations by any Governmental Body have been fully paid;

(vi) Parent has not consented or requested to extend the time, or is the recipient of any extension of time, in which any Tax may be assessed or collected by any Governmental Authority and Parent has not waived any statute of limitations;

(vii) no Governmental Authority in a jurisdiction where no Tax Return has been filed or no Tax has been paid has made or threatened to make a claim for the payment of any Tax or the filing of any Tax Return;

(viii) Except as otherwise provided in Section 3.15(a)(viii) of the Parent Disclosure Schedule, no power of attorney granted by or with respect to Parent for Taxes is currently in force, no ruling with respect to Taxes has been requested by or on behalf of Parent; and no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or non-U.S. Law has been entered into or requested by or with respect to Parent;

(ix) Parent has provided or made available to the Company prior to the date hereof true, correct and complete copies of all material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by Parent with respect to Taxes and all material written correspondence with any Governmental Authority regarding Taxes;

(x) [Reserved]

(xi) Parent is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xii) Parent will not be required to include any item of income in, or exclude any item of deduction from, taxable income for (A) any Tax period (or portion thereof), as a result of any deferred foreign income within the meaning of Section 965 of the Code, including, but not limited to, as the result of an election under Section 965(h) of the Code, or (B) any Tax period (or portion thereof) ending after the Closing Date, as a result of any (1) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law); (2) installment sale or other open transaction disposition made on or prior to the Closing Date; (3) prepaid amount, refund or credit received on or prior to the Closing Date; (4) change in accounting method for a taxable period ending on or prior to the Closing Date; (5) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (6) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date;

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(xiii) all material records which Parent is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by Parent, have been duly kept and are available for inspection at the premises of Parent;

(xiv) Parent is in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Body;

(xv) all of Parent’s property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate Tax jurisdiction and no portion of any Parent’s property constitutes omitted property for property Tax purposes;

(xvi) there are no Liens for Taxes on any of the assets of Parent other than for any Taxes not yet due and payable;

(xvii) Parent has not ever (A) participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006, promulgated thereunder; (B) taken a tax position that is subject to reporting under Section 131E of the Ordinance; (C) obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance; or (D) performed or been part of any action or transaction that is classified as a “reportable opinion” under Section 67C of the Israeli VAT Law or a “reportable position” under Section 67D of the Israeli VAT Law;

(xviii) Parent is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning VAT. Parent (i) has not made any exempt transactions (as defined in the Israeli Value Added Tax Law, 5736-1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and remitted in a timely manner to the ITA all output VAT which it is required to collect and remit under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(xix) each of the Parent Share Plans that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from or is otherwise approved by or deemed approved by passage of time without objection by, the ITA. All Parent 102 Equity Awards and Parent 102 Shares have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee, and the due deposit of such securities with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012, and clarification dated November 6, 2012;

(xx) 409A. The Parent believes in good faith that any “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Parent makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the knowledge of the Company, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

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(xxi) Parent is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(xxii) neither Parent nor any holder of Parent securities is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2;

(xxiii) no independent contractor was, or to the Knowledge of Parent will be, entitled to be considered to be an employee of Parent by any applicable Tax authority; and

(b) Parent has not (nor has it ever had) any (A) place of management, (B) branch, (C) office (or any other place of business), (D) operations or employees, (E) agent with binding authority, or (F) other activities, in each case that gives rise to a permanent establishment or taxable presence which has subjected it to any Tax obligation or to a requirement to file any Tax return in any country other than the country where Parent was organized.

(c) Parent is not, nor at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or considered to be so engaged under Section 882(d) or Section 897 of the Code or, if applicable, considered to have a U.S. permanent establishment as defined under any applicable or relevant bilateral income tax treaty or otherwise.

(d) (i) Parent is not, nor has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among Parent and its Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Closing Date, (ii) Parent has never been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries), and (iii) Parent has no liability for the payment of any Tax imposed on any Person (other than Parent) as a transferee or successor.

(e) Parent has never taken a position that could give rise to substantial understatement of income tax within the meaning of Section 6662 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) or has ever been a beneficiary or otherwise participated in any “reportable transaction” as defined in Code Section 6707A(c)(1)) and Treasury Regulation Section 1.6011-4(b)(1).

(f) With the exception of Israeli VAT, Parent is not, nor is required to be, registered as a taxable person for purpose of value added Taxes or any similar indirect Tax.

For purposes of this Section 3.15, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

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3.16 Transactions with Affiliates.

(a) Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

(b) Section 3.16(b) of the Parent Disclosure Schedule describes any material transactions or relationships, since January 1, 2021, between, on one hand, the Parent on the other hand, any: (i) executive officer or director of the Parent or, to the Knowledge of the Parent or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Parent Share Capital or (iii) to the Knowledge of the Parent, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Parent) in the case of each of sub-limb (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(c) There is no Investor Agreement between the Parent and any holders of Parent Ordinary Shares.

3.17 Employee and Labor Matters; Benefit Plans.

(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for change in control, stay or retention, deferred compensation, incentive compensation, pension and severance benefits. “Parent Benefit Plan” means each pension, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters or employment agreement on the Parent’s standard form as may be amended from time to time and other than individual Parent Options or other compensatory equity award agreements made pursuant to the Parent’s standard forms, in which case only representative standard forms of such agreements shall be scheduled) and fringe benefit plan, program, agreement (including collective bargaining agreement and extension order), policy or arrangement (whether written or unwritten, but excluding statutory benefits or benefits mentioned in the Parent’s standard form of employment agreement) for the benefit of any current or former employee, director, officer or independent contractor of the Parent or any of its Subsidiaries or under which the Parent or any of its Subsidiaries has any actual or contingent liability.

(b) As applicable with respect to each material Parent Benefit Plan, the Parent has made available to Company true and complete copies of each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, and all material correspondence to or from any Governmental Body with respect to each Parent Benefit Plan.

(c) Each Parent Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws. Each Parent Benefit Plan required to be funded is fully funded, and with respect to Parent Share Plans that are not required by applicable Law to be so fully funded, adequate reserves therefor have been established on the Parent Financials (except for severance pay that is fully funded, and full Section 14 Arrangements apply to all of the Parent’s employees). No material liability or obligation of the Company or any of its Affiliates exists with respect to any Parent Benefit Plan that has not been disclosed in Section 3.17(c) of the Parent Disclosure Schedule. The Parent does not have, and has never had, any employees in the United States.

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(d) To the Knowledge of the Parent, there are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of the Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan in any case except as would not be reasonably expected to result in material liability to the Parent. The Parent does not have any Company Benefit Plan that is maintained in the United States.

(e) Neither the execution of, nor the performance of the Contemplated Transactions will either alone or in connection with any other event(s): (i) result in any material payment becoming due to any current or former employee, director, officer, or independent contractor of the Parent, (ii) increase any material amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any material contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.

(f) Section 3.17(f) of the Parent Disclosure Schedule sets forth the policy of the Parent with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities, including regarding bonuses to employees and independent contractors for the last two years, as of the date of this Agreement (in the case of accrued vacation, per employee for those who have more than 44 accrued days). The Parent does not have and has not had a policy regarding the payment of bonuses.

(g) The Parent is not a party to, is not bound by, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and to the Knowledge of the Parent, there is no labor union, labor organization, or similar Person representing or purporting to represent or seeking to represent any employees of the Parent. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Parent, any union organizing activity, against the Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Parent, any union organizing activity. The Parent has paid all required payments, if any, that the Parent has been requested to pay to any employers’ association or organization.

(h) Section 3.17(h) of the Parent Disclosure Schedule contains a list of all employees of the Parent and its Subsidiaries along with the position, the monthly rate of salary of each such employee, whether such employee is full time or part time, is exempt or non-exempt from the Hours of Work and Rest Law, is on leave and if so, the type of leave and expected date of return, visa status (as applicable), date of hire, any incentive payment paid or payable in calendar year 2023 (and whether such incentive is cash or, if not, what other property is due), short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, car entitlement, sick leave entitlement and accrual (if any), and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, 5723-1963 (the “Israeli Severance Pay Law” and “Section 14 Arrangement”), and, to the extent such employee is subject to such a Section 14 Arrangement, an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, and any other material compensation payable to such employee. Neither the Parent nor its Subsidiaries is delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The consummation of the Contemplated Transactions will not give rise to any liability of the Parent or any of its Subsidiaries for payments related to severance, termination, bonus, accrued vacation or personal time, accrued days of sick pay or any similar payment. No current employee of the Parent or any of its Affiliates is or was, during the period of such employment or other service, based in or resident of the United States.

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(i) Section 3.17(i) of the Parent Disclosure Schedule contains a list of each individual who currently renders services to Parent as an independent contractor or consultant (collectively, the “Parent Contractors”) and the Parent has made available to Company true and complete copies of each Parent Contractors agreement and the last 3 months invoices. The Parent has accurately classified each such Parent Contractor or former Parent Contractor as an independent contractor under all applicable Laws (including for purposes of Taxes and Tax reporting and under the Company Benefit Plans). Except as set forth in Section 3.17(i) of the Parent Disclosure Schedule, each Parent Contractor can be terminated on notice of thirty days or less to the Parent Contractor. According to the Parent Contractors’ agreements with the Parent, no Parent Contractor is entitled to any rights under the applicable labor laws. All current and former Parent Contractors have received all their rights to which they are and were entitled according to any applicable Law or Contract with the Parent.

(j) The Parent is not delinquent in payments to any employees for wages, salaries, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees. The employment seniority for each employee for any employment purposes began as of the date of hire and prior to such date no employment relations existed between any employee and the Parent for any matter or purpose. The Parent has withheld, paid and reported all amounts required by the Ordinance, the National Insurance Law [Consolidated Version], 5755-1995, and the National Health Insurance Law, 5754-1994 regarding its current and former employees and Parent Contractors.

(k) The Parent is, and since January 1, 2021 has been, in material compliance with all applicable Laws and agreements (including collective bargaining agreements and extension orders) respecting labor (including consultants), employment, employment practices, and terms and conditions of employment, including proper classification of independent contractors as not being employees. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Parent, threatened or reasonably anticipated against the Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(l) There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any material claim, charge, grievance or Legal Proceeding against the Parent brought by or on behalf of any current or former applicant, employee, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of the Parent, alleging violation of any applicable employment Law, agreement or any other claim arising out of such Person’s employment, application for employment or termination of employment, consulting or other relationship with the Parent.

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(m) At all times, the Parent has not engaged any employees whose employment would require special licenses or permits by the Parent.

(n) The Parent’s obligations to provide statutory severance pay to its Israeli employees pursuant to the Israeli Severance Pay Law are fully funded in accordance with Section 14 Arrangements and it is and was implemented properly, from the commencement date of each employee’s employment and on the basis of 8.33% of the employee’s entire salary.

(o) The Parent has not been and is not subject to, and none of its employees or consultants benefits from, any collective agreement, extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally.

(p) Each employee of the Parent is a party to a confidentiality, non-competition and protection of intellectual property agreement with the Parent; copies of such agreements have previously been delivered, or made available, to Parent.

(q) No group of employees has notified the Parent of its intent, or, to the Knowledge of the Parent, has any plans, to terminate employment with the Parent.

(r) The Parent does not have unsatisfied obligations of any nature to any of its former employees or consultants.

3.18 Environmental Matters.

The Company is, and since January 1, 2021 has been, in compliance with all applicable Environmental Laws, which compliance includes the possession by the Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Parent or its business. The Parent has not received since January 1, 2021 (or prior to that time, which to the Knowledge of the Parent is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Parent, there are no circumstances that would reasonably be expected to prevent or interfere with the Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Parent or its business. No current or (during the time a prior property was leased or controlled by the Parent) prior property leased or controlled by the Parent has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date hereof, the Parent has provided or otherwise made available to Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Parent with respect to any property leased or controlled by the Parent or any business operated by it.

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3.19 Insurance.

Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policy is in full force and effect and Parent is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2021, Parent has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.

3.20 No Financial Advisors.

Except as set forth on Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions to which it is a party based upon arrangements made by or on behalf of Parent or Merger Sub.

3.21 Anti-Bribery.

Neither Parent nor any of its directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Parent is not nor has ever been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.22 Valid Issuance.

The Parent Ordinary Shares to be issued in the Merger (including the Parent Ordinary Shares issuable upon exercise of the Parent Pre-Funded Warrants) will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23 Valuation Report of Financial Advisor.

The Parent Board has received the valuation report prepared by E.D.B. Consulting and Investments Ltd., and has determined based on the value of the Company estimated therein, that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view to the holders of Parent Ordinary Shares. It is agreed and understood that such valuation report is for the benefit of the Parent Board and may not be relied upon by the Company.

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3.24 Disclaimer of Other Representations or Warranties.

Except as set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except as set forth in Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement (including the consummation of a Closing Financing), as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): (i) Parent shall conduct its business and operations in the Ordinary Course of Business subject to and without derogating from any of the Parent’s covenants set forth in Section 4.1(b); (ii) Parent shall conduct its business and operations in compliance in all material respects with all applicable Laws.

(b) Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) for entering into and consummating the Closing Financing, (iv) as required by applicable Law, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares or make any other actual, constructive or deemed distribution in respect of the Parent Share Capital, or directly or indirectly acquire, repurchase, redeem or otherwise reacquire any of its shares or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Share Plans and in accordance with their current terms);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any shares or other security of Parent (except for Parent Ordinary Shares issued upon the valid exercise of outstanding Parent Equity Awards or Parent Warrants); (B) any option, warrant or right to acquire any shares or any other security; or (C) any instrument convertible into or exchangeable for any shares or other security of Parent;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, share split, reverse share split, or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and as permitted by this Agreement;

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(iv) propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Parent, or elect or appoint any new directors or executive officers of the Parent, except for the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi) acquire or agree to acquire (by merger, consolidation or acquisition of s or assets or by any other manner) (1) any business or other Person, or (2) any assets that are material, individually or in the aggregate, to the Parent, or (3) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Parent, which are material to the Parent;

(vii) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure in excess of the budgeted capital expenditure amounts set forth in Parent operating budget set forth in Section 4.1(b)(vii)of the Parent Disclosure Schedule (the “Parent Budget”); other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (i) adopt, terminate, establish or enter into any Parent Benefit Plan; (ii) cause or permit any Parent Benefit Plan to be amended in any material respect; (iii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to any of its directors, officers or employees except for the payment of annual bonuses according to the targets predetermined for the year end 2023 (including any discretionary component); (iv) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (v) hire, terminate or give notice of termination to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $25,000 per year;

(viii) recognize any labor union, labor organization, or similar Person;

(ix) enter into any material transaction;

(x) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(xi) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP;

(xii) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

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(xiii) (A) except as otherwise set forth in the Parent Budget, make any expenditures, incur any Liabilities, settle, discharge or satisfy any claims, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget by $200,000, except for any amounts related to claims, litigations, obligations, or Liabilities that are outstanding as of the date of this Agreement, or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $200,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiv) enter into, engage in or amend any transaction or Contract with any interested parties (Ba’alay Inyan);

(xv) other than as required by Law or IFRS, take any action to change accounting policies or procedures;

(xvi) cancel or fail to in good faith seek to renew any material insurance policies;

(xvii) apply for or accept (x) any Government Grant from the IIA or any other Israeli Governmental Authority, or (y) any material Government Grants from any other Governmental Authority; or

(xviii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement (including a Closing Financing), as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall conduct its business and operations: (i) in the Ordinary Course of Business subject to and without derogating from any of the Company’s covenants set forth in Section 4.2(b) ; and (ii) in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

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(b) Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its share capital or make any other actual, constructive or deemed distribution in respect of Company Ordinary Shares, or directly or indirectly acquire, or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Share Plans in accordance with their current terms);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any share capital or other security of the Company (except for outstanding Company Ordinary Shares issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any share capital or any other security, other than award grants to employees and service providers; or (C) any instrument convertible into or exchangeable for any share capital or other security of the Company;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, share split, reverse share split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi) acquire or agree to acquire (by merger, consolidation or acquisition of shares or assets or by any other manner) (1) any business or other Person or (2) any assets that are material, individually or in the aggregate, to the Company; or (3) other than in the Ordinary Course of Business, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company, which are material to the Company, except for purchases of inventory, services or supplies in the Ordinary Course of Business;

(vii) (A) lend money to any Person (except for the advance of expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(viii) recognize any labor union, labor organization, or similar Person;

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(ix) enter into any material transaction other than in the Ordinary Course of Business;

(x) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xii) enter into, materially amend or terminate any Company Material Contract, except if such execution, amendment or termination is in the Ordinary Course of Business;

(xiii) (A) except in the Ordinary Course of Business, make any expenditures, incur any Liabilities, settle or discharge or satisfy any claims, litigation, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Liabilities, or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $200,000, or (C) give any material discount, accommodation or other concession (other than in the Ordinary Course of Business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiv) enter into, engage in or amend any transaction or Contract with any interested parties (Ba’alay Inyan), except as required for the consummation of the Closing ;

(xv) other than as required by Law or IFRS, take any action to change accounting policies or procedures;

(xvi) cancel or fail to in good faith seek to renew any material insurance policies;

(xvii) apply for or accept (x) any Government Grant from the IIA or any other Israeli Governmental Authority, or (y) any material Government Grants from any other Governmental Authority;

(xviii) initiate or settle, compromise, or agree to settle any Legal Proceeding; or

(xix) agree, resolve or commit to do any of the foregoing.

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Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation.

Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon not less than three (3) Business Days’ notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to hold discussions, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party shall provide the other Party with unaudited cash balances promptly after such cash balances are available to such Party, and with a statement of accounts payable of such Party as of the end of each calendar month, promptly after such Party prepares such a statement, all to the extent prepared by and available to such Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4 Parent Non-Solicitation.

(a) Parent agrees that during the Pre-Closing Period it shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

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(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent provided to such Person.

Nothing in this Section 4.4 shall be deemed to restrict Parent and its Representatives from communications, negotiations and entering into agreements to the extent reasonably necessary for purposes of pursuing and completing for transactions that are specifically authorized by this Agreement, including transactions related to the Closing Financing.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, the Company shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

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(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company provided to such Person.

Nothing in this Section 4.5 shall be deemed to restrict Company and its Representatives from communications, negotiations and entering into agreements to the extent reasonably necessary for purposes of pursuing and completing for transactions that are specifically authorized by this Agreement.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company, any director or officer of the Company; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of sub-limbs (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7 , as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 or 7, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent is commenced, or, to the Knowledge of Parent, threatened against Parent or, to the Knowledge of Parent, any director or officer of Parent; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in the case of sub-limbs (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

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4.7 Post-Closing Financing

At the Closing, the Parent shall deliver to the Company an amount of $4,250,000 (less any amount due by the Company to the Parent under any loan agreement between the parties), by wire transfer of immediately available funds to an account, the details of which shall be provided by the Company, for the Company’s ongoing capital requirements and operational expenses.

5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Court Approval, Registration Statement and Transaction Report.

(a) As promptly as practicable after the execution and delivery of this Agreement and in accordance with Sections 350 and 351 of the Companies Law, the Company shall submit to the district court of Tel Aviv-Jaffa (the “Applicable Court”) a first motion to convene, in the manner set forth in the Companies Law and the regulations promulgated pursuant to Sections 350 and 351 of the Companies Law and as shall otherwise be ordered by the Applicable Court (the “First Motion Approval”), a shareholders meeting (the “Company Shareholders’ Meeting”) and, if required by the Applicable Court, a Bondholder or creditors meeting (collectively, the “Company Meetings”) for the approval of the terms and conditions of an arrangement between the Company and its shareholders, Bondholders and/or creditors, including the Merger, by a majority representing at least 75% of the votes cast at the Company Meetings (the “Section 350 Vote”), together with a request to exempt from the need to publish a prospectus by reason of Section 15A(a)(3) of the Israeli Securities Law.

(b) As promptly as practicable after the execution of this Agreement, the Parties shall prepare and the Parent shall cause to be filed with the SEC, the Registration Statement. Parent hereby covenants and agrees that the Registration Statement, including any pro forma financial statements included therein (and the letter to shareholders, notice of meeting and form of proxy included therewith), will not, at the time that the Registration Statement or any amendments or supplements thereto is filed with the SEC or declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. The Company hereby covenants and agrees that the information provided by the Company to Parent for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by the Company or any of their Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s shareholders in accordance with the applicable rules and regulations promulgated by the SEC. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s shareholders.

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(c) As promptly as practicable after the execution of this Agreement, the Parties shall prepare, and as soon as practicable after the First Motion Approval, the Company shall cause to be filed with the ISA such notice of the Company Meetings to call, give notice of and hold the Company Meetings, which shall include a transaction report as well as a proxy card (Ktav Hatzbaa) (such notice, transaction report and proxy card, collectively, shall be referred to herein as the “Transaction Report”), in order to obtain the Required Company Approval, in each case for purposes of adopting and approving this Agreement and the Contemplated Transactions, including the Section 350 Vote and the approval of the Restated Company Articles, (collectively, the “Company Approval Matters”). The Company covenants and agrees that the Transaction Report, including any pro forma financial statements included therein (and the letter to shareholders, notice of meeting and form of proxy included therewith), will not, at the time that the Transaction Report or any amendments or supplements thereto is filed with the ISA contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Parent covenants and agrees that the information provided by the Parent to the Company for inclusion in the Transaction Report will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Company makes no covenant, representation or warranty with respect to statements made in the Proxy Transaction Report (and the letter to shareholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Parent or any of their Representatives specifically for inclusion therein. The Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Transaction Report, including all amendments and supplements thereto, prior to the filing thereof with the ISA, and on the response to any comments of the ISA or the TASE on the Transaction Report, prior to the filing thereof with the ISA. Company shall use commercially reasonable efforts to cause the Transaction Report to comply with the applicable rules and regulations promulgated by the ISA and the TASE and to respond promptly to any comments of the ISA, the TASE or its staff. Company covenants and agrees that the Transaction Report will comply in all respects with the requirements of Israeli law. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, should be disclosed in an amendment or supplement to the Transaction Report, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the ISA and, if appropriate, in mailing such amendment or supplement to the Company’s shareholders.

(d) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and/or the Transaction Report or reasonably requested by the other Party to be included in the Registration Statement and or/the Transaction Report.

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5.2 Company Meetings.

(a) The Company agrees that:(i) the Company Board shall recommend that the Company’s shareholders and if applicable, the Company’s Bondholders and/or creditors vote to approve the Company Approval Matters and shall use reasonable best efforts to solicit such approval (the recommendation of the Company Board that the Company’s shareholders, creditors or Bondholders (as applicable) vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(b) As part of the notice of the Company Meetings, the Company will deliver to each of its shareholders, and if applicable, creditors and Bondholders, a notice of the meetings, the order of the court to convene the meetings, the application for the approval of the proposed Merger submitted to the court and a proxy card for the vote (the “Proxy Materials”). The Proxy Materials will include a description of the rights of a shareholder to object to the Merger, information on the hearing scheduled before the Applicable Court and the Company Board Recommendation. Following the approval of the Merger by the shareholders and if applicable, creditors and Bondholders, as set forth above, the Company will submit to the Applicable Court a second motion for the approval of the arrangement and the Merger and the order of all actions to be taken in accordance with the Merger, including the exemption from the need to publish a prospectus by reason of Section 15A(a)(3) of the Israeli Securities Law (these approvals when obtained shall be collectively referred to as the “Court Approval”).

(c) The Company’s obligation to solicit the Required Company Approval in accordance with Section 5.2(a) and Section 5.2(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any other Acquisition Proposal.

5.3 Parent Shareholders’ Meeting; Merger Sub Approval.

(a) Promptly as practicable following the date the Registration Statement is declared effective by the SEC under the Securities Act, or later, in case the Parent Board determines, after consultation with its outside counsel that it is likely that there are required changes/amendments to the Registration Statement, Parent shall take all action necessary under applicable Law to call, give notice of and hold the Parent Shareholders’ Meeting for the purpose of seeking approval of (i) this Agreement and the Contemplated Transactions; (ii) to the extent applicable, the adoption of the Restated Parent Articles (which shall include the change of the Parent’s company name); (iii) adoption of the form of Indemnification Agreement, (iv) if not so appointed by the Parent Board, election to the post-Closing Parent Board of the candidates designated by the Company to serve thereon in accordance with Section 5.13 below (provided that (i) if, in accordance with Section 5.13 below, the Company designates two candidates to the post-Closing Parent Board, than one of them shall be appointed or elected for three year term and another for two year term, and (ii) if, in accordance with Section 5.13 below, the Company designates three candidates to the post-Closing Parent Board, than each to be classified to a different class of the Parent Board) and (v) compensation to the directors and officers of the Parent (as of the Pre-Closing Period), all effective upon the Merger (the matters contemplated by this Section 5.3(a) are referred to as the “Parent Shareholder Matters” and such meeting, the “Parent Shareholders’ Meeting).

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(b) Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Shareholders’ Meeting, or a date preceding the date on which the Parent Shareholders’ Meeting is scheduled, Parent reasonably believes that: (i) it will not receive proxies sufficient to obtain the Required Parent Shareholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient Parent Ordinary Shares to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholders’ Meeting as long as the date of the Parent Shareholders’ Meeting is not postponed or adjourned more than an aggregate of 90 calendar days in connection with any postponements or adjournments.

(c) Parent agrees that: (i) the Parent Board shall recommend that Parent’s shareholders vote to approve the Parent Shareholder Matters, (ii) the Registration Statement shall include a statement to the effect that the Parent Board recommends that Parent’s shareholders vote to approve the Parent Shareholder Matters (the recommendation of the Parent Board with respect to the Parent Shareholder Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) without the Company’s prior written consent (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(d) Nothing contained in this Agreement shall prohibit Parent or Parent Board from making any disclosure to the Parent shareholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that such disclosure is required for the Parent Board to comply with its fiduciary duties to the Parent shareholders under applicable Law.

(e) Without derogating from the above, nothing contained in this Agreement shall prohibit Parent or the Parent Board from: (i) complying with Rule 14d-9 promulgated under the Exchange Act, or (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act.

(f) Promptly after the execution of this Agreement, and in any event within 2 Business Days, Parent, as the sole shareholder of Merger Sub, shall deliver to the Company a unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

(g) Parent as the sole shareholder of Merger Sub shall not take any action to rescind the unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

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5.4 Regulatory Approvals.

(a) Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the execution of this Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b) No Party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Body, or the expiration or termination of any waiting period under any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Contemplated Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

5.5 Certificate of Merger.

As required under the Companies Law, the Company and Merger Sub shall (and the Parent shall cause Merger Sub to) file any required filings with the Companies Registrar. On the Closing Date and subject to the terms and conditions hereof, the Parties shall cause the Merger to be consummated by obtaining a certificate of merger (the “Merger Certificate”) issued by the Companies Registrar. The Merger shall become effective at such time as the Merger Certificate is issued and delivered by the Companies Registrar.

5.6 Company Options.

(a) Each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Share Plans, whether or not vested (taking into account any acceleration of vesting as a result of the consummation of the Merger), shall be cancelled immediately prior to the Effective Time for no consideration.

(b) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Share Plans and otherwise) to effectuate the provisions of this Section 5.6 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.6.

5.7 Company Warrants.

(a) Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall be cancelled immediately prior to the Effective Time for no consideration.

(b) Prior to the Effective Time, the Company shall take all actions that may be necessary to effectuate the provisions of this Section 5.7 and to ensure that, from and after the Effective Time, holders of Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.7.

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(c) The Company shall use its reasonable best efforts to maintain the effectiveness of the Registration Statement under the Securities Act, including if necessary the filing with and seeking effectiveness from the SEC of a replacement registration statement on an appropriate form, as long as the Pre-Funded Warrants are outstanding following the Closing, for the purpose of registering the issuance of Parent Ordinary Shares upon the exercise of any Parent Pre-Funded Warrants issued, pursuant to the terms of this Agreement.

5.8 TASE De-Listing of Company Ordinary Shares.

Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the TASE to enable the de-listing of the Company Ordinary Shares from the TASE under the Israeli Securities Law effective as of the Effective Time.

5.9 Additional Agreements.

The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Company to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 2.5(d) of the Company Disclosure Schedule) to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.10 Disclosure.

The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents and/or Company TASE Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) a Party need not consult with the other Party in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Board Adverse Recommendation Change, as applicable.

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5.11 Listing.

Parent shall use its commercially reasonable efforts, to the extent required by the rules and regulations of Nasdaq (including pursuant to any applicable discretion afforded to Nasdaq under such rules and regulations), to prepare and submit to Nasdaq a notification form for the listing of the Parent Ordinary Shares to be issued in connection with the Contemplated Transactions (including the Parent Ordinary Shares issuable upon the exercise of the Parent Pre-Funded Warrants) (the “Nasdaq Notification”). The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Notification, and promptly furnish to Parent all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12 Tax Matters.

The Parties will cooperate in preparing and filing all Tax Returns of the Company that are required to be filed for any taxable periods ending on or before the Closing Date. All such Tax Returns will be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law.

5.13 Directors and Officers.

The Parties shall take all necessary action so that immediately after the Effective Time, (a) the post-Closing Parent Board shall be comprised of at least five and not more than seven directors; whereby (b) the Company shall have the right to designate two members to the post-Closing Parent Board, if the post-Closing Parent Board is comprised of five or six directors, or three members, if the post-Closing Parent Board is comprised of seven directors; provided that at least one shall be an independent director (as defined under the Nasdaq listing rules) and if so required (based on the advice of counsel) in order to meet such condition, such director shall be acceptable by the Company but appointed by the Parent Board; (c) one designated member shall be mutually agreed between the Company and the Parent (initially being Mr. Amitai Weiss); (d) the Parent shall designate the remaining directors (the “Company Designees and the “Parent Designees”, respectively) and (e) the Persons designed by the Parent Board shall be appointed to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law.

5.14 Termination of Certain Agreements and Rights.

The Company shall cause any Investor Agreements (excluding the Company Shareholder Support Agreements) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Company, Parent or the Surviving Company, as the case may be.

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5.15 Cooperation.

Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.16 Allocation Certificates; Ownership Certificate.

(a) The Company will prepare and deliver to Parent at least ten Business Days prior to the Closing Date a certificate signed by the chief financial officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time): (i) each record holder of Company Ordinary Shares, Company Options or Company Warrants, (ii) such record holder’s name and address, (iii) the number of Company Ordinary Shares held and/or underlying the Company Options or Company Warrants as of the Effective Time for such holder (the “Company Outstanding Shares Certificate”).

(b) Parent will prepare and deliver to the Company at least ten Business Days prior to the Closing Date a certificate signed by the chief financial officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time: (i) each record holder of Parent Ordinary Shares, Parent Equity Awards or Parent Warrants, (ii) such record holder’s name and address, (iii) the number of Parent Ordinary Shares held and/or underlying the Parent Equity Awards or Parent Warrants as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

(c) Parent will deliver to the Company at least ten Business Days prior to the Closing Date either (i) an ownership certificate, issued by a TASE member, confirming Parent’s ownership of the Company Ordinary Shares on the date of issuance thereof, together with a confirmation of the chief financial officer of Parent that no changes in Parent’s ownership of the Company Ordinary Shares were made since such ownership certificate was issued, or (ii) a certificate signed by the chief financial officer of Parent confirming that on the date of issuance thereof Parent does not own any Company Ordinary Shares, all in a form reasonably acceptable to the Company (a certificate provided under this Section 5.16(c) – the “Parent Ownership Certificate”). Following the issuance of the Parent Ownership Certificate and up to the Closing Date, the Parent shall not dispose of or acquire Company Ordinary Shares.

5.17 Company Financial Statements.

(a) As promptly as reasonably practicable following the date of this Agreement: (i) the Company will furnish to Parent audited financial statements for the fiscal years ended 2022 and 2021, and to the extent necessary to be included in the Registration Statement, for the fiscal year ended 2023, translated into English for inclusion in the Registration Statement (the “Company Audited Financial Statements”); (ii) the Company will furnish to Parent unaudited interim financial statements, translated into English for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”); and (iii) the Company will furnish to Parent any such additional information or documents reasonably required by Parent, after consulting with its independent auditors, for compliance with Regulation S-X. The Company hereby covenants that each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

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(b) Following the Closing, the financial statements shall be audited in accordance with the auditing standards of the U.S. Public Company Accounting Oversight Board (“PCAOB”) by a PCAOB qualified auditor.

5.18 Shareholder Litigation.

Prior to the Closing, Parent shall conduct and control the settlement and defense of any shareholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that (i) Parent shall keep the Company reasonably apprised of any material developments in connection with any such shareholder litigation, (ii) Parent shall consult with the Company in connection with the defense and settlement of any such shareholder litigation and (iii) any settlement or other resolution of any such shareholder litigation shall be subject to the approval of the Company, which approval shall not be unreasonably withheld, delayed or conditioned.

5.19 Certain Adjustments.

Parent and the Company shall discuss and agree the terms of any reverse split of the Parent Ordinary Shares.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 No Restraints.

No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2 Shareholder Approval.

(a) Parent shall have obtained the Required Parent Shareholder Vote and (b) the Company shall have obtained the Required Company Approval.

6.3 Court Approval.

The Court Approval shall have been obtained in accordance with the Companies Law, including after obtaining the Required Company Approval, in accordance with Sections 350 and 351 of the Companies Law and exempting among others, the Parent from the requirement to publish a prospectus in Israel.

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6.4 Tax Rulings.

The Company shall have received the Withholding Tax Ruling and the 104H Ruling, in the forms reasonably acceptable on the Parties.

6.5 Certificate of Merger.

The Company and Merger Sub shall have received the Merger Certificate from the Companies Registrar.

6.6 No Legal Prohibition.

No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

6.7 Bonds’ Trustee.

Not less than seven (7) Business Days prior to the Closing, the Company and the Parent shall provide the Bonds’ Trustee, to the extent not reported by the Company on an immediate report filed with the TASE, with (a) a written confirmation that no reasonable concern exists that due to the Merger the Company and the Parent as the absorbing company, will be unable to perform all and any obligations to the Bond holders under the terms of the Series B Bonds and the Bonds Trust Deed, and (b) a written confirmation that as a result of the Merger, no pledges that are inconsistent with the Company’s obligations under the Bonds Trust Deed regarding the creation of certain pledges, will be assigned to the Company.

6.8 Registration Statement.

The Registration Statement will have been declared effective and continue to be effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened by the SEC.

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7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations.

The Company Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) other than, with respect to the representations and warranties set forth in Section 2.6, for inaccuracies that are de minimis in nature and amount as of such date. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except: (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), and (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants.

The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents.

Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the chief executive officer or chief financial officer of the Company certifying: (i) that the conditions set forth in Sections 7.1, 7.2, 7.4 and 7.5 have been duly satisfied and (ii) that the information set forth in the Company Allocation Schedule and the Company Outstanding Shares Certificate delivered by the Company in accordance with Section 1.8(b) and Section 5.16(a) is true and accurate in all respects as of the Closing Date; and

(b) the Company Allocation Schedule and the Company Outstanding Shares Certificate.

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7.4 No Company Material Adverse Effect.

Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.5 Termination of Investor Agreements.

The Investor Agreements shall have been terminated.

8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations.

The Parent Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) other than, with respect to the representations and warranties set forth in Section 3.6, which shall be true and correct as of the Closing Date except for inaccuracies that are de minimis in nature and amount as of such date. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), and (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants.

Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

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8.3 Documents.

The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the chief financial officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied; and

(b) the Parent Outstanding Shares Certificate; and

(c) the Parent Ownership Certificate.

8.4 No Parent Material Adverse Effect.

Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5 Parent Net Cash.

Parent and the Company have agreed in writing upon the calculation of the Parent Net Cash, or the Accounting Firm has delivered its determination with respect to the calculation of the Parent Net Cash, in each case pursuant to Section 1.6, and the Parent Net Cash shall be no less than $4,250,000 (less any amount owned by the Company to the Parent under any loan agreement between the parties) and the sum of $4,250,000 (less any amount owned by the Company to the Parent under any loan agreement between the parties), in accordance with Section 4.7 shall have been transferred and cleared to the Company’s designated bank account.

8.6 Listing.

The Parent Ordinary Shares shall remain listed on Nasdaq and shall not be subject to a delisting notice from Nasdaq that will not be cured by the Contemplated Transactions. The Nasdaq Notification shall have been accepted and approved (subject to official notice of issuance).

8.7 Directors and Officers.

(i) The Parent shall have appointed, effective as of the Effective Time in accordance with Section 5.13, to the Parent Board all Persons designated by the Company to the Parent Board and all such Persons shall receive an executed Indemnification Agreement with Parent in the form of Exhibit F, and (ii) Parent shall have appointed the Persons designated by the Company to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time in accordance with Section 5.13; all until successors are duly appointed and qualified in accordance with applicable Law and Restated Parent Articles.

9. TERMINATION

9.1 Termination.

This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Approval Matters and whether before or after approval of the Parent Shareholder Matters by Parent’s shareholders, unless otherwise specified below):

(a) at any time prior to the Effective Time, by mutual written consent of Parent and the Company;

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(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by August 30, 2024, which can be extended by mutual consent of the Parent and the Company by additional periods (subject in either case to possible extension by agreement between the Parties, the “End Date”);

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by either Parent or the Company if: (i) the Parent Shareholders’ Meeting (including any adjournments and postponements thereof) and/or the Company Meetings shall have been held and completed and the Parent’s and/or the Company’s shareholders and/or the Company’s Bondholders or creditors (if applicable), shall have taken a final vote on the Parent Shareholder Matters or the Company Approval Matters, as applicable and (ii) the Parent Shareholder Matters or the Company Approval Matters, as applicable, shall not have been approved at the Parent Shareholders’ Meeting or the Company Meetings, as applicable (or at any adjournment or postponement thereof), by the Required Parent Shareholder Vote or the Required Company Approval, as applicable; provided, that Parent or the Company may not terminate this Agreement pursuant to this Section 9.1(d) if its breach of its obligations under this Agreement was the principal factor contributing to the failure to have obtained the approval of the Parent Shareholder Matters at the Parent Shareholders’ Meeting or of the Company Approval Matters at the Company Meetings, as applicable (including any adjournments and postponements thereof), provided, however, that Parent shall not be deemed in breach of its obligations under this Agreement in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement or otherwise delayed such declaration and as a result Parent did not have sufficient time to solicit votes;

(e) by the Company (at any time prior to the approval of the Parent Shareholder Matters by the Required Parent Shareholder Vote) if a Parent Triggering Event shall have occurred;

(f) by Parent (at any time prior to the Required Company Approval being obtained) if a Company Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

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(h) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(i) by Company, if the Parent Net Cash is less than $4,250,000 (less any amount owned by the Company to the Parent under any loan agreement between the parties), by the End Date.

(j) by Parent, if the Company Audited Financial Statements have not been provided by the Company to Parent within 45 calendar days immediately following the date hereof.

9.2 Notice of Termination; Effect of Termination.

Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.1, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

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9.3 Expenses.

(a) Except as set forth in this Section 9.3(a), all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated (including any attorney’s, accountant’s, financial advisor’s or finder’s fees); provided that (i) Parent shall pay all fees and expenses incurred in relation to the drafting, printing and filing with the SEC of the Registration Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) drafting, printing and filing with the ISA of the Transaction Report and any amendments and supplements thereto. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company and that it is understood and agreed that all fees and expenses incurred or to be incurred by Parent in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by Parent.

(b) Each of the Parties acknowledges that: (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties.

The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment.

This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Approval or before or after obtaining the Required Parent Shareholder Vote); provided, however, that after any such approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission.

This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Israel, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the courts located in Tel Aviv, Israel; and (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5.

10.6 Attorneys’ Fees.

In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability.

This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

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10.8 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Israel time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

SciSparc Ltd.

20 Raul Wallenberg Street, Tower A

Tel Aviv, Israel, 6971916

Attention: Oz Adler

Email: oz@scisparc.com

with a copy to (which shall not constitute notice):

Meitar | Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Tel: (+972) (3) 610-3100

Attention: Dr. Shachar Hadar

Email: shacharh@meitar.com

And

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Tel: (212) 660-3000

Attention: Oded Har-Even, Esq., Howard E. Berkenblit, Esq

Email: ohareven@sullivanlaw.com, hberkenblit@sullivanlaw.com if to the Company:

AutoMax Motors Ltd.

15 HaRechavim St., Jerusalem

Attention: Tomer Levy

Email: tomer@automax.co.il

with a copy to (which shall not constitute notice):

Lipa Meir & Co. Law Office

2 Weizmann ST.

Tel -Aviv 6423902, Israel

Tel: +973 (3) 6070600

Attention: Gregory Irgo, Adv.

Email: gregory@lipameir.co.il

And

Greenberg Traurig, P.A.

One Azrieli Center

Round Tower, 30th floor

132 Menachem Begin Rd, Tel Aviv 6701101, Israel

Attention: David A. Huberman

Email: David.Huberman@gtlaw.com

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10.9 Cooperation.

Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

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10.12 No Third Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement.

(i) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Israel time) on the date that is two calendar days prior to the date of this Agreement: (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system and/or disclosed in the Company TASE Documents filed with the ISA prior to the date hereof and publicly made available.

(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Friday, Saturday, or any date on which banks in Tel Aviv, Israel are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

SCISPARC MERGER SUB LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AUTOMAX MOTORS LTD.

By:	/s/ Tomer Levy
Name:	Tomer Levy
Title:	Director

By:	/s/ Yaarah Alfi
Name:	Yaarah Alfi
Title:	Chief Financial Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

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Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

“104H Ruling” means a ruling pursuant to Section 104H of the Ordinance, (i) exempting from or deferring any applicable Israeli Tax with respect to any consideration payable to 5% Payee, pursuant to this Agreement, until the date set forth in Section 104H of the Ordinance or (ii) instructing the Payor and its agents on how such withholding is to be executed from the payment of such consideration.

“104H Trustee” means the trustee appointed for the purpose of 104H Ruling.

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the Israel Tax Authority, with respect to the Company 102 Options.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, that in the case of Company, the Closing Financing shall not be an “Acquisition Transaction”; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

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“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Court” shall have the meaning ascribed thereto in Section 5.1(a).

“Bondholders” means holders of the Company’s Series B Bonds.

“Bonds’ Trustee” means Mishmeret Trust Company Ltd.

“Bonds Trust Deed” means the trust deed dated February 23, 2022, by and between the Company and the Bonds’ Trustee.

“Business Day” means any day other than a Friday, Saturday or other day on which banks in Tel Aviv, Israel are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means all (a) cash (not including restricted cash) and cash equivalents (not including restricted cash); (b) deposits; (c) marketable securities and (d) short term receivables, in each case determined in accordance with IFRS, consistently applied.

“Closing” shall have the meaning ascribed thereto in Section 1.3.

“Closing Date” shall have the meaning ascribed thereto in Section 1.3.

“Closing Financing” means any offering, issuance and sale by Parent, by means of a public offering, a registered direct offering, a private placement offering or such other offering that the officers of Parent shall determine to be advisable, of securities of the Parent to investors, which may be consummated prior to or concurrently with the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Israeli Companies Law, 5759-1999, and all rules and regulations thereunder, all as amended from time to time.

“Company 102 Options” means Company Options that are granted and subject to Section 102(b)(2) and Section 102(b)(3) of the Ordinance.

“Company Approval Matters” shall have the meaning ascribed thereto in Section 5.1(c).

“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

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“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Ordinary Shares” means the ordinary shares, par value NIS 0.05 per share, of the Company.

“Company Certified Shares” means Company Ordinary Shares represented by Company Share Certificates.

“Company Contract” means any Contract: (a) to which the Company is a Party; (b) by which the Company or any asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6 (Capitalization) and 2.20 (No Financial Advisors).

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) changes or conditions generally affecting the industries or markets in which the Company operates, and changes in the industries in which the Company operates regardless of geographic region (including legal and regulatory changes), (b) acts of war, armed hostilities or terrorism, including the current ongoing war declared by Israel against Hamas, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or IFRS (or interpretations of any Law or IFRS), (e) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) resulting from the taking of any action required to be taken by this Agreement or (g) changes in U.S. or non-U.S. general economic or political conditions, or in the financial, credit or securities markets in general, including any shutdown of any Governmental Authority; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company, relative to other companies in the industries in which the Company operates.

“Company Meetings” shall have the meaning ascribed thereto in Section 5.1(a).

“Company Options” means options or other rights granted by the Company to purchase Company Ordinary Shares.

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“Company Shareholder” means a holder of Company Ordinary Shares.

“Company Share Plans” means Company’s 2021 Equity Incentive Plan.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal (or shall have not publicly recommended against any Acquisition Proposal that is a tender offer or exchange offer within five Business Days after the commencement thereof); or (c) the Company shall have entered into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Proposal.

“Company TASE Documents” shall have the meaning ascribed thereto in Section 2.7(a).

“Company Balance Sheet” means the audited balance sheet of the Company for the period ended December 31, 2023.

“Company Warrant” means the warrants to purchase Company Ordinary Shares listed in Section 1.1(f) of the Company Disclosure Schedule.

“Confidentiality Agreement” means the non-disclosure agreement, dated as of November 28, 2023, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” shall have the meaning ascribed thereto in Section 1.3.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Annex A-80

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(h), the result of the following calculation (rounded to four decimal places): the number of the Parent Outstanding Shares divided by 0.5001 multiplied by 0.4749 divided by (the number of the Company Outstanding Shares less the number of the Company Ordinary Shares set forth in the Parent Ownership Certificate); so that, in any event, immediately following the Effective Time, holders of Company Outstanding Shares (other than the Parent) and Parent Pre-Funded Warrants issued hereunder will hold together 49.99%, minus the Finder Fee, of the Parent Outstanding Shares, immediately following the Effective Time, all which shall be calculated in accordance with the example of the calculation set forth in Section 1.6(a) of the Parent Disclosure Schedule.

“Company Outstanding Shares” means subject to Section 1.5(h), the total number of Company Ordinary Shares outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, Company Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger.

“Parent Outstanding Shares” means, subject to Section 1.5(h), the total number of Parent Ordinary Shares outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, including any shares or warrants issued in relation with the Closing Financing(s) (solely to the extent consummated) and assuming, without limitation or duplication, the issuance of Parent Ordinary Shares in respect of all Parent Equity Awards, Parent Warrants (but excluding Parent Warrants with an exercise price per Parent Ordinary Share ranging between $68.38 to $637), and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger.

"Parent Ownership Certificate" shall have the meaning ascribed thereto in Section 5.16(c).

Annex A-81

“Finder Fee” means such amount: (i) of Parent Ordinary Shares equal to 2.5% of the Parent Outstanding Shares immediately following the Effective Time, to be issued at the Effective Time to Merhavit M.R.M Holding and Management Ltd. by the Parent, on account of the Company and (ii) VAT applicable thereto to be paid by the Company, all against appropriate tax invoice to be issued by Merhavit M.R.M Holding and Management Ltd. to the Company.

“First Motion Approval” shall have the meaning ascribed thereto in Section 5.1(a).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Governmental Grant” means any grant, incentive, subsidy, award, participation, cost sharing arrangement, reimbursement arrangement, including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of the IIA, the Israeli Investment Center, the State of Israel, the BIRD Foundation, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Body.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Hevra Le’Rishumim” means Mizrahi Tefahot nominee company.

“IFRS” means the international financial reporting standards.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“Indemnification Agreement” means the agreement between the Parent and the members of Parent’s Board, in the form attached hereto as Exhibit G.

Annex A-82

“Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as the Israeli Encouragement of Research and Development in Industry Law, 5744-1984), and all rules and regulations thereunder.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, non-provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the United States Internal Revenue Service.

“ISA” means the Israel Securities Authority.

“Israeli Securities Law” means the Israeli Securities Law, 5728-1968, as amended.

“ITA” means the Israel Tax Authority.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment or officer/director responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

Annex A-83

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which Parent Ordinary Shares are then listed.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder, as amended.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the articles of association or certificate of incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2023.

“Parent Board” means the board of directors of Parent.

“Parent Closing Price” means the volume weighted average closing trading price of a Parent Ordinary Shares on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent Equity Awards” means the Parent RSUs and the Parent Options.

“Parent 102 Equity Awards” means Parent Equity Awards that are granted and subject to Section 102(b)(2) and Section 102(b)(3) of the Ordinance.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6 (Capitalization) and 3.20 (No Financial Advisors).

“Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by Parent.

Annex A-84

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent, regardless of whether or not such change constitutes a breach of the representations and warranties made by the Parent or Merger Sub in this Agreement; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) changes or conditions generally affecting the industries or markets in which Parent operates, and changes in the industries in which Parent operates regardless of geographic region (including legal and regulatory changes), (b) acts of war, armed hostilities or terrorism, including the current ongoing war declared by Israel against Hamas, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or IFRS (or interpretations of any Law or IFRS), (e) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) resulting from the taking of any action required to be taken by this Agreement, or (g) pandemics, including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event, or (h) changes in U.S. or non-U.S. general economic or political conditions, or in the financial, credit or securities markets in general, including any shutdown of any Governmental Authority; except in each case with respect to clauses (a) through (c) and (h), to the extent disproportionately affecting Parent, relative to other similarly situated companies in the industries in which Parent operates.

“Parent Net Cash” means, without duplication and including after taking into account the proceeds of the Closing Financing, a dollar amount which may be greater than or lower than zero, equal to (a) the sum of Parent’s Cash and Cash Equivalents, in each case as of the Anticipated Closing Date, minus (b) the sum of Parent’s short and long term liability or obligations accrued at Closing (as reasonably and in good faith estimated by the Company) and minus (c) all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions (including but not limited to any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by Parent or any of its Subsidiaries) outstanding and not paid as of the Closing.

“Parent Options” means options or other rights granted by Parent to purchase Parent Ordinary Shares pursuant to the Parent Share Plans or otherwise.

“Parent Pre-Funded Warrant” shall have the meaning ascribed thereto in Section 1.5(b).

“Parent RSUs” means any restricted share unit award granted pursuant to the Parent Share Plans or otherwise.

“Parent Share Capital” means the Parent Ordinary Shares.

“Parent Share Plans” means Parent’s (a) 2023 Share Incentive Plan, (b) Israeli Share Option Plan (2015), and (c) Israeli Share Option Plan (2005).

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement, the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal (or shall have not publicly recommended against any Acquisition Proposal that is a tender offer or exchange offer within five Business Days after the commencement thereof); or (c) Parent shall have entered into any letter of intent or Contract or similar document contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

Annex A-85

“Parent Warrants” means all the warrants to purchase Parent Ordinary Shares outstanding immediately prior to the Effective Time.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (g) any restrictions imposed pursuant to the rules and regulations of the Securities Act, the Nasdaq, or applicable law.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statements to be sent to Parent’s shareholders in connection with the Parent Shareholders’ Meeting.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Registration Statement” means the Registration Statement on Form F-4 for the registration of the Parent Ordinary Shares, including the Parent Ordinary Shares issuable upon exercise of Parent Pre-Funded Warrants, to be issued in connection with the Contemplated Transactions, including the Proxy Statement contained therein and any and all amendments and supplements to such registration statement, in each case including a prospectus contained therein, all exhibits thereto and any document incorporated by reference therein.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

Annex A-86

“Required Company Approval” shall have the meaning ascribed thereto in Section 2.4.

“Required Parent Shareholder Vote” shall have the meaning ascribed thereto in Section 3.4.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Series B Bonds” means the Series B bonds of the Company, par value NIS 1.00 each.

“Surviving Company” shall have the meaning ascribed thereto in Section 1.1.

“TASE” means the Tel Aviv Stock Exchange Ltd.

“Tax” or “Taxes” means: (a) any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, share capital, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

Annex A-87

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transfer Agent” means Computershare Inc. the current transfer agent of the Purchaser, with a mailing address of 480 Washington Blvd, Jersey City, NJ 07310, email Brian.Cossin@computershare.com, and any successor transfer agent of the Parent.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any holder of securities of the Company pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding. For purposes hereof, the Withholding Tax Ruling and the 104H Ruling will be considered a Valid Tax Certificate, provided they include such instructions, and further provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

“VAT” means Value Added Tax.

“Withholding Agent” means a bank or trust company in Israel appointed, if necessary, by the Parent reasonably acceptable to the Company to act as Parent’s withholding agent for Israeli tax withholding purposes and taking such other actions with respect to, Israeli Tax, as stipulated in Section 1.10.

“Withholding Tax Ruling” means a ruling (i) exempting from or deferring Israeli Tax on any consideration payable to each Payee which holds less than 5% in the Company share capital on a date which is ten (10) days prior to the Closing Date (a “Less Than 5% Payee”), pursuant to this Agreement, to such time as determined in the Withholding Tax Ruling, or (ii) instructing the Payor and its agents on how such withholding is to be executed from the payment of such consideration.

Annex A-88

addendum no. 1
to
AGREEMENT AND PLAN OF MERGER

This addendum, dated August 14, 2024 (the “Effective Date”) constitutes addendum no. 1 (the “Addendum”) to that certain Agreement and Plan Of Merger dated April 10, 2024 (hereinafter together, the “Agreement”), by and between, SciSparc Ltd., an Israeli limited company (the “Parent”), SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of Parent (“Merger Sub”), and AutoMax Motors Ltd., an Israeli limited company (the “Company”).

WHEREAS the Parties wish to modify and amend certain provisions set forth in the Agreement, all as further stipulated herein.

NOW THEREFORE, the parties hereto agree to amend the Agreement as follows:

1.	Amendment of End Date:

Notwithstanding Section 9.1(b) of the Agreement, the End Date shall be extended from August 30, 2024, to November 30, 2024.

2.	General

2.1.	Any and all provisions, terms and/or conditions contained in the Agreement shall continue in full force and effect, unless and to the extent otherwise expressly provided herein which provisions will supersede any such provisions of the Agreement. In the event of a conflict or inconsistency between the terms of the Agreement, previous addendums/amendments (if any), and the terms of this Addendum, the terms of the latter shall govern and prevail.

2.2.	This Addendum shall be deemed for all intents and purposes an integral part of the Agreement.

2.3.	Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

[Signature page to follow]

Annex A-89

IN WITNESS WHEREOF, the undersigned have caused this Addendum to be executed as of the Effective Date.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

SCISPARC MERGER SUB LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AUTOMAX MOTORS LTD.

By:	/s/ Tomer Levy
Name:	Tomer Levy
Title:	Director

By:	/s/ Yaarah Alfi
Name:	Yaarah Alfi
Title:	Chief Financial Officer

Annex A-90

addendum no. 2
to
AGREEMENT AND PLAN OF MERGER

This addendum, dated November 26, 2024 (the “Effective Date”) constitutes addendum no. 2 (the “Addendum”) to that certain Agreement and Plan Of Merger dated April 10, 2024, as amended by Addendum No. 1 dated August 14, 2024 (hereinafter together, the “Agreement”), by and between, SciSparc Ltd., an Israeli limited company (the “Parent”), SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of Parent (“Merger Sub”), and AutoMax Motors Ltd., an Israeli limited company (the “Company”).

WHEREAS the Parties wish to modify and amend certain provisions set forth in the Agreement, all as further stipulated herein.

NOW THEREFORE, the parties hereto agree to amend the Agreement as follows:

1.	Amendment of End Date:

Notwithstanding Section 9.1(b) of the Agreement, the End Date shall be extended from November 30, 2024, to March 31, 2025.

2.	General

2.1.	Any and all provisions, terms and/or conditions contained in the Agreement shall continue in full force and effect, unless and to the extent otherwise expressly provided herein which provisions will supersede any such provisions of the Agreement. In the event of a conflict or inconsistency between the terms of the Agreement, previous addendums/amendments (if any), and the terms of this Addendum, the terms of the latter shall govern and prevail.

2.2.	This Addendum shall be deemed for all intents and purposes an integral part of the Agreement.

2.3.	Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

[Signature page to follow]

Annex A-91

IN WITNESS WHEREOF, the undersigned have caused this Addendum to be executed as of the Effective Date.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

SCISPARC MERGER SUB LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AUTOMAX MOTORS LTD.

By:	/s/ Tomer Levi
Name:	Tomer Levi
Title:	Director

By:	/s/ Yaara Alfi
Name:	Yaara Alfi
Title:	Chief Financial Officer

Annex A-92

addendum no. 3
to
AGREEMENT AND PLAN OF MERGER

This addendum, dated March 27, 2025 (the “Effective Date”) constitutes addendum no. 3 (the “Addendum”) to that certain Agreement and Plan Of Merger dated April 10, 2024, as amended by Addendum No. 1 dated August 14, 2024, and Addendum No. 2 dated November 26, 2024 (hereinafter together, the “Agreement”), by and between, SciSparc Ltd., an Israeli limited company (the “Parent”), SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of Parent (“Merger Sub”), and AutoMax Motors Ltd., an Israeli limited company (the “Company”).

WHEREAS	the Parties wish to modify and amend certain provisions set forth in the Agreement, all as further stipulated herein.

NOW THEREFORE, the parties hereto agree to amend the Agreement as follows:

1.	Amendment of End Date:

Notwithstanding Section 9.1(b) of the Agreement, the End Date shall be extended from March 31, 2025, to September 30, 2025.

2.	Amendment of Exhibit A – Certain Definitions:

The definition of “Exchange Ratio” shall revised as follows:

“Exchange Ratio” means, subject to Section 1.5(h), the result of the following calculation ~~(rounded to four decimal places)~~: the number of the Parent Outstanding Shares divided by 0.5001 multiplied by 0.4749 divided by (the number of the Company Outstanding Shares less the number of the Company Ordinary Shares set forth in the Parent Ownership Certificate); so that, in any event, immediately following the Effective Time, holders of Company Outstanding Shares (other than the Parent) and Parent Pre-Funded Warrants issued hereunder will hold together 49.99%, minus the Finder Fee, of the Parent Outstanding Shares, immediately following the Effective Time, all which shall be calculated in accordance with the example of the calculation set forth in Section 1.6(a) of the Parent Disclosure Schedule.

3.	General

3.1.	Any and all provisions, terms and/or conditions contained in the Agreement shall continue in full force and effect, unless and to the extent otherwise expressly provided herein which provisions will supersede any such provisions of the Agreement. In the event of a conflict or inconsistency between the terms of the Agreement, previous addendums/amendments (if any), and the terms of this Addendum, the terms of the latter shall govern and prevail.

3.2.	This Addendum shall be deemed for all intents and purposes an integral part of the Agreement.

3.3.	Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

[Signature page to follow]

Annex A-93

IN WITNESS WHEREOF, the undersigned have caused this Addendum to be executed as of the Effective Date.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

SCISPARC MERGER SUB LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AUTOMAX MOTORS LTD.

By:	/s/ Tomer Levi
Name:	Tomer Levi
Title:	Director

By:	/s/ Yaara Alfi
Name:	Yaara Alfi
Title:	Chief Financial Officer

Annex A-94

addendum no. 4
to
AGREEMENT AND PLAN OF MERGER

This addendum, dated May 8, 2025 (the “Effective Date”) constitutes Addendum No. 4 (the “Addendum”) to that certain Agreement and Plan of Merger dated April 10, 2024, as amended by Addendum No. 1 dated August 14, 2024, Addendum No. 2 dated November 26, 2024, and Addendum No. 3 dated March 27, 2025 (together with Addendums, the “Agreement”), by and between, SciSparc Ltd., an Israeli limited company (the “Parent”), SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of Parent (“Merger Sub”), and AutoMax Motors Ltd., an Israeli limited company (the “Company”).

WHEREAS the Parties wish to modify and amend certain provisions set forth in the Agreement, all as further stipulated herein.

NOW THEREFORE, the parties hereto agree to amend the Agreement as follows:

1.	Amendment of Exhibit A – Certain Definitions:

The definition of “Bondholders” in Exhibit A to the Agreement shall be amended to read as follows:

“Bondholders” means holders of the Company’s Series B Bonds, and holders of the Company’s contemplated Series C bonds, which upon their issuance (when and if so issued) shall be traded on TASE.

2.	General

2.1.	Any and all provisions, terms and/or conditions contained in the Agreement shall continue in full force and effect, unless and to the extent otherwise expressly provided herein which provisions will supersede any such provisions of the Agreement. In the event of a conflict or inconsistency between the terms of the Agreement, previous addendums/amendments (if any), and the terms of this Addendum, the terms of the latter shall govern and prevail.

2.2.	This Addendum shall be deemed for all intents and purposes an integral part of the Agreement.

2.3.	Terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

[Signature page to follow]

Annex A-95

IN WITNESS WHEREOF, the undersigned have caused this Addendum to be executed as of the Effective Date.

SCISPARC LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer

SCISPARC MERGER SUB LTD.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AUTOMAX MOTORS LTD.

By:	/s/ Tomer Levi
Name:	Tomer Levi
Title:	Director

By:	/s/ Yaara Alfi
Name:	Yaara Alfi
Title:	Chief Financial Officer

Annex A-96

ANNEX B

Execution Copy

SHAREHOLDER SUPPORT AGREEMENT

This Shareholder Support Agreement, dated as of April 10, 2024 (this “Agreement”), is entered into by and among SciSparc Ltd., an Israeli limited company (the “Parent”) and each of the shareholders of AutoMax Motors Ltd. (the “Company”) listed on Schedule I hereto (the “Shareholders”).

W I T N E S S E T H:

WHEREAS, Parent, SciSparc Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company are concurrently with this Agreement entering into that certain Agreement and Plan of Merger a copy of which was provided to the Shareholders (the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company and a wholly owned subsidiary of Parent on the terms and conditions set forth in the Merger Agreement (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and by way of a court approved arrangement between the Company and its shareholders and, if applicable, its creditors and bondholders, in accordance with the provisions of Sections 350 and 351 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “Companies Law”);

WHEREAS, each Shareholder, as of the date hereof, holds or Beneficially Owns its Existing Shares; and

WHEREAS, as a condition and material inducement to the Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, the Shareholders have agreed to enter into this Agreement, pursuant to which the Shareholders are agreeing, among other things, to vote all of their Covered Shares in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

GENERAL

Section 1.1 Defined Terms. Each of the following capitalized terms, as used in this Agreement, shall have the meaning set forth below next to such term. Each capitalized term used but not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Merger Agreement.

(a) “Beneficial Ownership” the ownership of Company Shares, including Company Shares of which a Shareholder directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares the power to vote or direct the voting of, or the power to dispose or to direct the disposition of, such Company Shares.

(b) “Company Shares” means ordinary shares, par value NIS 0.05 per share, of the Company.

(c) “Covered Shares” means each Shareholder’s Existing Shares, together with any Company Shares or other voting share capital of Company issuable upon the conversion, exercise or exchange of securities that are, as of the relevant date, convertible into or exercisable or exchangeable for Company Shares or other voting share capital of Company, and any other Company Shares or other voting share capital of Company, in each case that such Shareholder has or acquires Beneficial Ownership of on or after the date hereof and prior to the termination of this Agreement (including by means of purchase, dividend or distribution, or upon the exercise of any stock options, warrants or other rights).

Annex B-1

(d) “Existing Shares” means the Company Shares Beneficially Owned by such Shareholder as of the date hereof. Each Shareholder represents and warrants that all of the Existing Shares owned by such Shareholder are as set forth in Exhibit B hereto.

(e) “Expiration Date” means any date upon which the Merger Agreement is validly terminated (for any reason) in accordance with its terms.

(f) “Permitted Transfer” means a Transfer of Covered Shares by any Shareholder to a Permitted Transferee, provided that (i) the transferee remains a Permitted Transferee of such Shareholder at all times following such Transfer until the termination of this Agreement in accordance with Section 5.1 hereof; provided further, that prior to the effectiveness of such Transfer (A) written notice of such Transfer is delivered to Parent in accordance with Section 5.4, and (B) such transferee executes and delivers to the Parent a joinder to this Agreement in the form attached hereto as Exhibit A, pursuant to which such transferee agrees to assume all of such Shareholder’s obligations hereunder in respect of the securities subject to such Transfer and to be bound by the terms of this Agreement, with respect to the securities subject to such Transfer, to the same extent as such Shareholder is bound hereunder and to make each of the representations and warranties in respect of the securities Transferred as such Shareholder shall have made hereunder (the “Joinder Agreement”).

(g) “Permitted Transferee” means transfers of a Shareholder’s Covered Shares as bona fide charitable contributions, gifts or donations, (ii) transfers or dispositions of a Shareholder’s Covered Shares to an immediate family member of such Shareholder or to any trust for the direct or indirect benefit of the Shareholder or the immediate family of such Shareholder, (iii) transfers or dispositions of a Shareholder’s Covered Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such Shareholder, (iv) if a Shareholder is a partnership, limited liability company, corporation or other entity, transfers of such Shareholder’s Covered Shares to the shareholders, partners (general or limited), members, managers, other equity holders or affiliates of such Shareholder, as applicable, or to the estates of any such shareholders, partners, members, managers, other equity holders or affiliates, or to another corporation, partnership, limited liability company or other entity that controls, is controlled by or is under common control with such Shareholder or with any of such Shareholder’s partners, members, managers or other equity holders or affiliates (v) transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, (vi) transfers or dispositions not involving a change in beneficial ownership, and (vii) if a Shareholder is a trust, transfers or dispositions to any beneficiary of such Shareholder or the estate of any such beneficiary.

(h) “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate, convey any legal or beneficial interest in, or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any Contract or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation, conveyance of any direct or indirect legal or beneficial interest in, or other disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise) the Covered Shares.

Annex B-2

ARTICLE II

VOTING

Section 2.1 Agreement to Vote.

(a) Each Shareholder hereby irrevocably and unconditionally agrees that during the period beginning on the date hereof and ending upon the termination of this Agreement in accordance with its terms, at any meeting of the Company’s Shareholders, however called, including any adjournment or postponement thereof, such Shareholder shall, in each case, to the fullest extent that such matters are submitted for the vote of the Company Shareholders and that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by a proxy covering all of its Covered Shares (A) in favor of (1) the approval of the Merger and the other transactions contemplated by the Merger Agreement; (2) any action in connection with the Merger and the Contemplated Transactions; or (3) any proposal to adjourn or postpone to a later date any meeting of the Company’s Shareholders at which any of the foregoing matters of this Section 2.1(a)(ii) are submitted for consideration and vote of the Company Shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, and (B) against (1) any Acquisition Proposal or Acquisition Inquiry; (2) any other action, proposal, transaction or agreement involving Company that is intended or would reasonably be expected to have the effect of frustrating the purposes of the Merger or preventing, impeding, interfering with, delaying, postponing or impairing the ability of the Company, Parent or Merger Sub to consummate the Merger or any other transaction contemplated by the Merger Agreement; or (3) any action or Contract that would be expected to result in any condition to the consummation of the Merger set forth in Sections 6, 7 or 8 of the Merger Agreement not being fulfilled on or prior to the End Date. No Shareholder shall enter into any Contract with any Person prior to the termination of this Agreement to vote in any manner inconsistent herewith.

(b) Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast (or consent shall be given if legally valid) by such Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining whether a quorum is present.

(c) Except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of each Shareholder to vote in favor of, against or abstain with respect to any other matters presented to the Company Shareholders.

(d) The obligations of each Shareholder specified in this Section 2.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal, Acquisition Inquiry or by any Company Board Adverse Recommendation Change.

Annex B-3

Section 2.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Shareholder hereby irrevocably and unconditionally grants to, and appoints, the Parent as such Shareholder’s proxy and attorney-in-fact (with full power of substitution) in accordance with the Companies Law, for and in the name, place and stead of such Shareholder, to attend any and all meetings of the Company’s Shareholders and to vote or cause to be voted (including by proxy) the Covered Shares in accordance with this Agreement; provided that each Shareholder’s grant of the proxy contemplated by this Section 2.2 shall be effective if, and only if, such Shareholder has failed to act in accordance with such Shareholder’s obligations as to voting pursuant to Section 2.1 of this Agreement by delivering to Company at least 5 business days prior to the meeting at which any of the matters described in Section 2.1 are to be considered, a duly executed irrevocable proxy card directing that the Covered Shares of such Shareholder be voted in accordance with this Agreement.

(i) Each Shareholder hereby represents that any proxies heretofore given in respect of the Covered Shares, if any, are revocable, and hereby revokes all such proxies.

(ii) Each Shareholder hereby affirms that the irrevocable proxy set forth in Section 2.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. The parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically, at which time any underlying appointment shall automatically be revoked and rescinded and of no force and effect, in each case without further action by any party. The proxy granted by the Shareholders herein shall survive the dissolution, bankruptcy, death or incapacity of any Shareholder. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Shareholder granting such proxy agrees, until the Expiration Date, to vote, or to cause the holder of record on any applicable record date to vote, the Covered Shares in accordance with this Agreement. The parties agree that the foregoing is a voting agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Each Shareholder. Each Shareholder hereby represents and warrants to Parent and the Company, as of the date hereof, and at all times during the term of this Agreement, as follows:

(a) Authorization. Such Shareholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against it in accordance with its terms (except to the extent that enforceability may be limited by the Enforceability Exceptions).

Annex B-4

(b) Ownership. Such Shareholder’s Existing Shares are, and all Covered Shares of such Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned and owned of record by such Shareholder or by a Permitted Transferee. Except as set forth in Schedule 3.1(b), such Shareholder has good and valid title to such Shareholder’s Existing Shares, free and clear of any Encumbrances (except for transfer restrictions arising under securities Laws). Except as set forth in Schedule 3.1(b1), other than the Existing Shares, as of the date hereof such Shareholder does not Beneficially Own or own of record: (i) any securities of Company convertible into or exchangeable or exercisable for shares of the share capital or other voting securities or equity interests of Company; (ii) any warrants, calls, options or other rights to acquire from Company any share capital, voting securities, equity interests or securities convertible into or exchangeable or exercisable for share capital or voting securities of Company, or any stock appreciation rights; (iii) “phantom” stock rights, performance units or other rights to receive Company Shares (or cash or other economic benefit in respect thereof) on a deferred basis; or (iv) other rights that are linked to the value of Company Shares. As of the date hereof, such Shareholder’s Existing Shares constitute all of the Company Shares that are Beneficially Owned or owned of record by such Shareholder. Such Shareholder has and will have at all times through the Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in ARTICLE II and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Existing Shares and with respect to all of the Covered Shares owned by such Shareholder at all times through the Effective Time. Each Shareholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Shareholder prior to the execution of this Agreement in respect of the voting of such Shareholder’s Covered Shares, if any, are revocable by such Shareholder at any time.

(c) No Violation. The execution, delivery and performance of this Agreement by such Shareholder does not and will not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof do not and will not (in each case, whether with or without notice or lapse of time, or both):

(i) violate, conflict with or result in the breach of any provision of the Organizational Documents of such Shareholder (to the extent such Shareholder is not a natural Person);

(ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any Person the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract to which such Shareholder is a party or by which it is bound;

(iii) require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Body (except for filings, if any, under the Israeli Securities Law, 5728-1968 or the Companies Law); or

(iv) violate or conflict with any Law applicable to such Shareholder or by which any of such Shareholder’s assets or properties is bound.

Except under the Organizational Documents of Company and as set forth by such Shareholder’s name in Exhibit B, such Shareholder’s Existing Shares are not, with respect to the voting or Transfer thereof, subject to any other Contract (other than a Contract for Transfer of Existing Shares to a Permitted Transferee), including any voting agreement, shareholders agreement, irrevocable proxy or voting trust.

(d) Absence of Litigation. There is no Legal Proceeding pending or, to the knowledge of such Shareholder, threatened by, against, involving or affecting such Shareholder or the Covered Shares, that would reasonably be expected to impair the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e) Reliance by the Parent. Such Shareholder understands and acknowledges that the Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder and the representations, warranties, covenants and agreements of such Shareholder contained herein and that the same are a material inducement thereto. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated by the Merger Agreement.

Annex B-5

(f)  Independent Advice. Such Shareholder has carefully reviewed the Merger Agreement, the other documentation relating to the Merger and other transactions contemplated in the Merger Agreement referred to therein and this Agreement and has had an opportunity to discuss the Merger Agreement, such other documentation and this Agreement with an attorney of his, her or its own choosing.

Section 3.2 Representations and Warranties of the Parent. The Parent hereby represents and warrants to the Shareholders, as of the date hereof, and at all times during the term of this Agreement, as follows:

(a) Authorization. The Parent has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Parent of this Agreement, the performance by the Parent of its obligations hereunder and the consummation by the Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Parent and no other actions or proceedings on the part of the Parent are necessary to authorize the execution and delivery by the Parent of this Agreement, the performance by the Parent of its obligations hereunder or the consummation by the Parent of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Parent and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms (except to the extent that enforceability may be limited by the Enforceability Exceptions).

(b) No Violation. The execution, delivery and performance of this Agreement by the Parent does not and will not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof do not and will not (in each case, whether with or without notice or lapse of time, or both):

(i) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Parent;

(ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in any (or the right to make any) modification of or the cancellation or loss of a benefit under, require any notice, consent or action under, or otherwise give any Person the right to terminate, accelerate obligations under or receive payment or additional rights under, or constitute a default under, any Contract to which the Parent is a party or by which the Parent is bound;

(iii) require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Entity (except for filings, if any, under the Exchange Act, the Israeli Securities Law, 5728-1968 or the Companies Law); or

(iv) violate or conflict with any Law applicable to the Parent or by which any of the Parent’s assets or properties is bound.

(c) Absence of Litigation. There is no Legal Proceeding pending or, to the knowledge of the Parent, threatened by, against, involving or affecting the Parent that would reasonably be expected to impair the ability of the Parent to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Annex B-6

ARTICLE IV

OTHER COVENANTS

Section 4.1 No Solicitation. Each Shareholder shall not (a) engage or participate in, or knowingly facilitate, any discussions or negotiations regarding any Acquisition Proposal of the Company, (b) furnish to any Person other than the Company or Parent any non-public information that could reasonably be expected to be used for the purposes of formulating any Acquisition Proposal of the Company, or (c) enter into any letter of intent, agreement in principle or other similar type of agreement relating to any Acquisition Proposal of Company. If prior to the Expiration Date, any Shareholder receives an Acquisition Proposal, then such Shareholder will promptly notify the Company.

Section 4.2 Prohibition on Transfers; Other Actions. During the term of this Agreement, each Shareholder hereby agrees not to (a) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein (including by tendering into a tender or exchange offer), unless such Transfer is a Permitted Transfer; (b) grant any proxy, consent or power of attorney with respect to any of the Covered Shares or deposit any of the Covered Shares into a voting trust or enter into a voting agreement, voting trust or arrangement with respect to any such Covered Shares; (c) take any other action that would or would reasonably be expected to make any representation or warranty contained in this Agreement untrue or incorrect or that would or would reasonably be expected to restrict or otherwise adversely affect the performance of or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement; or (d) commit or agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (a), (b) or (c). Any Transfer or other action in violation of this provision shall be void ab initio. It is hereby clarified that if any involuntary Transfer of any of the Covered Shares shall occur (such as in the case of appointment of a receiver to Shareholder’s assets as part of bankruptcy proceedings), the transferee (which term, as used herein, shall include the initial transferee and any and all subsequent transferees of the initial transferee) shall take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement. During the term of the Agreement, Company shall not recognize and shall issue stop-transfer instructions to its transfer agent (if relevant) with respect to any sale, pledge, or transfer, except upon the conditions specified in this Agreement. A transferring Shareholder will cause any proposed transferee of the Covered Shares pursuant to a Permitted Transfer to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

Section 4.3 Share Dividends, etc. In the event of a share split, share dividend or distribution (including any dividend or distribution of securities convertible into Company Shares), or any change in the Company Shares by reason of any split-up, reverse share split, recapitalization, reorganization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.4 Public Announcements. Except as required by applicable Law (in which case the Shareholders shall use reasonable best efforts to allow the Parent reasonable time to comment on such announcement and shall consider in good faith any comments provided by the Parent), no public announcements by the Shareholders regarding this Agreement, the transactions contemplated hereby, the Merger Agreement or the transactions contemplated thereby are permitted. Each Shareholder (a) to the extent such consent or authorization of such Shareholder is required, consents to and authorizes the publication and disclosure by Parent, the Company and their respective affiliates of such Shareholder’s identity and holding of the Covered Shares and the nature of its commitments and obligations under this Agreement in any announcement or disclosure required (in the opinion of the Parent’s counsel) by the SEC, the Israel Securities Authority or any other Governmental Body or the rules or regulations of any applicable securities exchange (including Nasdaq and TASE); (b) agrees as promptly as practicable to give to Parent and the Company any information that it may reasonably require for the preparation of any such announcement or disclosure documents; and (c) agrees to promptly notify Parent and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if any, to the extent that any shall be or have become false or misleading, in any material respect.

Annex B-7

Section 4.5 Further Assurances. Each Shareholder agrees, from time to time, at the request of the Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 4.6 Acquisition of Covered Shares. Each Shareholder agrees that any additional Covered Shares acquired by such Shareholder after the date of this Agreement and prior to the Expiration Date (including through the exercise of any Company options or otherwise) shall automatically be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof. Each Shareholder hereby agrees to notify the Company in writing as promptly as practicable (and in any event within one Business Day of receipt following such acquisition by such Shareholder) of the number of any additional Covered Shares or other securities of Company of which the Shareholder acquires Beneficial Ownership on or after the date hereof.

ARTICLE V

MISCELLANEOUS

Section 5.1 Termination. This Agreement shall remain in effect until the earliest to occur of (a) the Expiration Date and (b) the Effective Time; provided, however, that the provisions of this ARTICLE V shall survive any termination of this Agreement. Neither the provisions of this Section 5.1 nor the termination of this Agreement shall relieve any party hereto from any liability of such party to any other party arising out of or in connection with a breach of this Agreement incurred prior to such termination or expiration. For the avoidance of doubt, in the event this Agreement is terminated prior to the Effective Time, any consent or other document executed pursuant hereto shall be deemed null and void and shall have no further effect.

Section 5.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to each respective Shareholder, and neither the Parent nor any other Person shall have any authority to direct such Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.

Section 5.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated.

Annex B-8

Section 5.4 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to the Parent, to:

SciSparc Ltd.

20 Raul Wallenberg Street, Tower A

Tel Aviv, Israel, 6971916

Attention: Oz Adler

Email: oz@scisparc.com

with a copy to (which shall not constitute notice):

Meitar | Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Tel: (+972) (3) 610-3100

Attention: Dr. Shachar Hadar

Email: shacharh@meitar.com

And

Sullivan & Worcester LLP

1633 Broadway

New York, NY 10019

Tel: (212) 660-3000

Attention: Oded Har-Even, Esq., Howard E. Berkenblit, Esq

Email: ohareven@sullivanlaw.com, hberkenblit@sullivanlaw.com if to the Shareholders, to the address set forth in the signature page hereto.

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party hereto may provide notice to the other parties of a change in its address through a notice given in accordance with this Section 5.4, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.4 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date that is (a) specified in such notice; or (b) five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.4. The inability to deliver because of changed address of which no notice is given will be deemed to be receipt of the notice as of the date of such inability to deliver.

Section 5.5 Interpretation. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any Law or agreement defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law or agreement as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or agreement shall be deemed to refer to such statute or agreement, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

Annex B-9

Section 5.6 Counterparts. This Agreement and any amendments hereto may be executed in one or more identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered electronically will be treated in all manners and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of electronic delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 5.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties as contemplated by or referred to herein or therein constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

Section 5.8 Governing Law; Consent to Jurisdiction

(a) This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced solely in accordance with the Laws of the State of Israel, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any jurisdiction other than the State of Israel.

(b) Each of the parties (i) irrevocably consents to the service of statement of claim and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 5.4 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 5.8 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law, (ii) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court located in Tel Aviv-Jaffa, Israel, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and (iii) irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in any competent court located in Tel Aviv-Jaffa, Israel, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in any competent court located in Tel Aviv-Jaffa, Israel, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (D) waives, to the fullest extent permitted by Law, and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Annex B-10

(c) Each party hereto irrevocably consents to the service of process in any Legal Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.4 and such service of process shall be sufficient to confer personal jurisdiction over such party in such Legal Proceeding and shall otherwise constitute effective and binding service in every respect.

Section 5.9 Specific Performance. The Shareholders hereby acknowledge and agree that the Parent will suffer irreparable damage in the event that any of the obligations of the Shareholders in this Agreement are not performed in accordance with its specific terms or if the Agreement is otherwise breached by the Shareholders and that money damages, even if available, would not be an adequate remedy therefor. Accordingly, each Shareholder agrees that the Parent shall be entitled to specific performance, an injunction, restraining order and/or such other equitable relief, in addition to any other rights and remedies existing in its favor at law or in equity, as a court of competent jurisdiction may deem necessary or appropriate to enforce its rights and such Shareholder’s obligations hereunder (without posting of bond or other security). The Shareholders agree not to raise any objection or legal or equitable defense to the availability of any equitable remedy that the Parent may have in respect of this Agreement. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent may have at law or in equity. In the event the Parent seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, the Parent shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 5.10 Amendment; Waiver. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties. Any party hereto may, to the extent permitted by Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein if such waiver is set forth in an instrument in writing signed on behalf of such party. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 5.11 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 5.12 Assignment; Successors; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.12 shall be null and void ab initio. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 5.13 Shareholder Capacity. The parties acknowledge that this Agreement is entered into by each Shareholder solely in his or its capacity as the record or Beneficial Owner of such Shareholder’s Company Shares and nothing in this Agreement restricts or limits any action taken by such Shareholder in his capacity as a director or officer of Company. The taking of any action (or failure to act) by any Shareholder in his capacity as an officer or director of Company will not be deemed to constitute a breach of this Agreement.

[The remainder of this page is intentionally left blank]

Annex B-11

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

THE PARENT:

SCISPARC LTD.

By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	CFO

[Signature Page to Shareholder Support Agreement]

Annex B-12

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

SHAREHOLDERS:

Haim Levy Trade-In Ltd.

By:	/S/ Daniel Levy
	Name:	Daniel Levy
	Title:	Director

Address for notices:

[SHAREHOLDERS]
[   ]
[    ]

Attention: [    ]
Email: [    ]

with copies (which shall not constitute notice) to:

[   ]
[   ]

Attention: [   ]
Email: [   ]

[Signature Page to Shareholder Support Agreement]

Annex B-13

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

SHAREHOLDERS:

A. Yinon (2015) Ltd.

By:	/S/ Yinon Amit
	Name:	Yinon Amit
	Title:	Director

Address for notices:

[SHAREHOLDERS]
[    ]
[    ]

Attention: [   ]
Email: [    ]

with copies (which shall not constitute notice) to:

[   ]
[   ]

Attention: [   ]
Email: [   ]

[Signature Page to Shareholder Support Agreement]

Annex B-14

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

SHAREHOLDERS:

Puzailov Investments Ltd.

By:	/S/ Emanuel Paz Puzailov
	Name:	Emanuel Paz Puzailov
	Title:	Director

Emanuel Paz Puzailov

/S/ Emanuel Paz Puzailov

Address for notices:

[SHAREHOLDERS]
[   ]
[   ]

Attention: [   ]
Email: [   ]

with copies (which shall not constitute notice) to:

[   ]
[   ]

Attention: [   ]
Email: [   ]

[Signature Page to Shareholder Support Agreement]

Annex B-15

IN WITNESS WHEREOF, the parties have caused to be executed and delivered or executed and delivered this Shareholder Support Agreement as of the date first written above.

SHAREHOLDERS:

Eliyahu Baruch Ltd.

By:	/S/ Eyal Baruch
	Name:	Eyal Baruch
	Title:	Director

Belporto Investments Ltd.

By:	/S/ Eyal Baruch
	Name:	Eyal Baruch
	Title:	Director

Address for notices:

[SHAREHOLDERS]
[ ]
[ ]
Attention: [ ]
Email: [ ]

with copies (which shall not constitute notice) to:

[ ]
[ ]
Attention: [ ]
Email: [ ]

[Signature Page to Shareholder Support Agreement]

Annex B-16

SCHEDULE I

Haim Levy Trade-In Ltd.,

A. Yinon (2015) Ltd.

Eliyahu Baruch Ltd.

Belporto Investments Ltd.

Puzailov Investments Ltd.

Emanuel Paz Puzailov

Annex B-17

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Shareholder Support Agreement, dated as of April 10, 2024 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Shareholder Support Agreement”) by and between SciSparc Ltd., an Israeli limited company, and each of the shareholders of AutoMax Motors Ltd., an Israeli limited company (the “Company”), listed on Schedule I thereto (the “Shareholders”). Each capitalized term used but not defined in this Joinder Agreement shall have the respective meaning ascribed to such term in the Shareholder Support Agreement.

By executing and delivering this Joinder Agreement to the Shareholder Support Agreement, the undersigned hereby (i) adopts and approves the Shareholder Support Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Shareholder Support Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Shareholder Support Agreement applicable to the Shareholders, in the same manner as if the undersigned were an original signatory to the Shareholder Support Agreement.

The undersigned hereby (i) represents and warrants that, pursuant to this Joinder Agreement and the Shareholder Support Agreement, it is a Permitted Transferee under the Shareholder Support Agreement and (ii) makes all of the representations and warranties set forth in Article 3 of the Shareholder Support Agreement, mutatis mutandis.

The undersigned acknowledges and agrees that the provisions of ARTICLE V of the Shareholder Support Agreement are incorporated herein by reference, mutatis mutandis.

[Remainder of page intentionally left blank]

Annex B-18

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the _____ day of _______, _______.

PERMITTED TRANSFEREE

Name:

Notice Information

Address:
Phone:
Email

Annex B-19

ANNEX C

FORM OF indemnification agreement

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of __________, 2024, is entered into by and between SciSparc Ltd., an Israeli company whose address is 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto officer (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Office Holder” and the “Companies Law”, respectively), of the Company;

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,	in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.	The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission or failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity, with respect to his or her Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”

Annex C-1

1.1.1.	Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.	Reasonable Expenses (as defined below) expended by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial liability in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but imposing a financial liability in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term “financial sanction” shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.	Reasonable Expenses expended by or imposed on Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted or in which Indemnitee convicted of an offence that does not require proof of mens rea; and

1.1.4.	Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), if applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5758-1988 (the “Economic Competition Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, legal fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3.

Annex C-2

1.2.	Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company to the Indemnitee under Section 1.1.1 and other indemnitees under similar indemnification agreements with the Company (the “Indemnifiable Persons”) shall be as set forth in Exhibit A hereto (the “Limit Amount”) for each five year period commencing as of [DATE OF APPROVAL], and for every subsequent five year period thereafter, and shall apply to all Indemnifiable Persons, in the aggregate. If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons during the relevant five year period, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits do not or are no longer required by the Companies Law.

1.3.	If so requested by Indemnitee in writing, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.	The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.	The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers liability insurance.

1.6.	The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

Annex C-3

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.	In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.	Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.	In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

This Agreement shall be valid, binding and enforceable in accordance with its terms and shall be in full force and effect immediately upon its approval by the Company’s general meeting of shareholders.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

Annex C-4

7.2.	Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee and the Company shall have reached the conclusion specified in (ii) above.

7.3.	The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings, the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.	Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

Annex C-5

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the Economic Competition Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Annex C-6

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

SciSparc Ltd.

By:
Name and title:

Indemnitee:

Name:
Signature:
Address:

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EXHIBIT A*

CATEGORY OF INDEMNIFIABLE EVENT

1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.

2.	Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

3.	Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing; any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.

4.	Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

5.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy or any violation of privacy or privacy related right or regulation, including with respect to databases or handling, collection or use of private information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

6.	Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

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7.	Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims or regulatory or reputational matters.

8.	The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

9.	Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.

10.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.

11.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

12.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

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13.	Any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

14.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement, and without derogating from the generality of the above, including the Israel Innovation Authority or the Investment Center at the Ministry of Industry and Trade, the Antitrust Authority and/or the Securities Authority in Israel and/or the U.S.A. and/or in any other country and/or location, the Ministry of Health and/or any competent food and drug administrations in Israel, the U.S.A.

15.	Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

16.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

17.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.

18.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.

19.	Liabilities arising out of advertising, including misrepresentations regarding the Company’s products or services and unlawful distribution of emails.

20.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

21.	All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law.

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22.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

23.	Any claim or demand instituted in connection with the acts of the Company and/or its subsidiaries and/or affiliates, as shall exist from time to time, concerning the Company’s field of activities and operations, as shall be conducted from time to time, and including in connection with the research, development, manufacture, commercialization, marketing and/or sale of pharmaceuticals and/or medical instruments and/or any act directly and/or indirectly associated with the execution of the aforesaid acts, including and without derogating from the generality of the above, in connection with clinical and preclinical trials, as well as in connection with actions associated with the promotion, marketing and/or support of products, solutions and technologies in the Company’s field of activity.

The Limit Amount for all Indemnifiable Persons during each relevant period referred to in Section 1.2 of the Indemnification Agreement for all events described in this Exhibit A (in Sections 1-23 (inclusive) above), shall be the greater of:

(a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification;

(b) US$ 7.5 million;

(c) ten percent (10%) of the Company’s Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and

(d) in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

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ANNEX D

THE COMPANIES LAW, 1999

A LIMITED LIABILITY COMPANY

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SCISPARC LTD.

As Adopted on September 15, 2022

Preliminary

1.	Definitions; Interpretation.

(a)	In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Affiliate”	with respect to any specified person, shall mean, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person.

“Articles”	shall mean these Amended and Restated Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context implies;

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Company”	shall mean SciSparc Ltd.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at a given time.

“Economic Competition Law”	shall mean the Israeli Economic Competition Law, 5758-1988 and the regulations promulgated thereunder.

“Effective Time”	shall mean the effective time of these Articles.

“External Director(s)”	shall have the meaning provided for such term in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders (each as defined in Article 23 of these Articles), as the case may be.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at any given time.

“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.

“Ordinary Resolution”	means a resolution adopted at the (Annual or Special) General Meeting by a majority of those voting and without counting the abstaining votes.

“Securities Law”	shall mean the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder.

“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.

“Stock Exchange”	shall mean the Nasdaq Stock Market or on any other stock exchange on which the Company’s ordinary shares are then listed for trading.

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(b)	Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles or clauses shall be deemed references to Articles or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any law (’din’) as defined in the Interpretation Law, 5741-1981 and any applicable supranational, national, federal, state, local, or foreign statute or law and shall be deemed also to refer to all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a business day shall mean each calendar day other than any calendar day on which commercial banks in New York, New York or Tel-Aviv, Israel are authorized or required by applicable law to close; reference to a month or year means according to the Gregorian calendar; any reference to a “person” shall mean any individual, partnership, corporation, limited liability company, association, estate, any political, governmental, regulatory or similar agency or body, or other legal entity; and reference to “written” or “in writing” shall include written, printed, photocopied, typed, any electronic communication (including email, facsimile, signed electronically (in Adobe PDF, DocuSign or any other format)) or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(c)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

(d)	The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted thereunder.

Limited Liability

2.	The Company is a limited liability company and each Shareholder’s liability for the Company’s debt is therefore limited (in addition to any liabilities under any contract) to the payment of the full amount (par value (if any) and premium) such Shareholder was required to pay the Company for such Shareholder’s Shares (as defined below) and which amount has not yet been paid by such Shareholder.

Company’s Objectives

3.	Objectives.

The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) to worthy purposes such as the Board of Directors may determine in its discretion, even if such donations are not made on the basis or within the scope of business considerations of the Company.

Share Capital

5.	Authorized Share Capital.

(a)	The authorized share capital of the Company shall consist of 75,000,000 Ordinary Shares without par value (the “Shares”).

(b)	The Shares shall rank pari passu in all respects. The Shares may be redeemable to the extent set forth in Article 18.

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6.	Increase of Authorized Share Capital.

(a)	The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the Shares then authorized have been issued, and whether or not all of the Shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of Shares it is authorized to issue by such amount, and such additional Shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)	Except to the extent otherwise provided in such resolution, any new Shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to Shares that are included in the existing share capital.

7.	Special or Class Rights; Modification of Rights.

(a)	The Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)	If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(c)	The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be Shareholders present in person or by proxy and holding not less than thirty-three and one-third percent (33⅓%) of the issued shares of such class, provided, however, that if (i) such separate General Meeting of the holders of the particular class was initiated by and convened pursuant to a resolution adopted by the Board of Directors and (ii) at the time of such meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum at any such separate General Meeting shall be Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding not less than fifteen percent (15%) of the issued shares of such class.

(d)	Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a)	The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i)	consolidate all or any part of its issued or unissued authorized share capital;

(ii)	divide or sub-divide its Shares (issued or unissued) or any of them and the resolution whereby any Share is divided may determine that, as among the holders of the Shares resulting from such subdivision, one or more of the Shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii)	cancel any authorized Shares which, at the date of the adoption of such resolution, have not been issued to any person nor has the Company made any commitment, including a conditional commitment, to issue such Shares, and reduce the amount of its share capital by the amount of the Shares so canceled; or

(iv)	reduce its share capital in any manner.

(b)	With respect to any consolidation of issued Shares and with respect to any other action which may result in fractional Shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)	determine, as to the holder of Shares so consolidated, which issued Shares shall be consolidated;

(ii)	issue, in contemplation of or subsequent to such consolidation or other action, Shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem such Shares or fractional shares sufficient to preclude or remove fractional Share holdings;

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(iv)	round up, round down or round to the nearest whole number, any fractional Shares resulting from the consolidation or from any other action which may result in fractional Shares; or

(v)	cause the transfer of fractional Shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional Share holdings, and cause the transferees of such fractional Shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional Shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a)	To the extent that the Board of Directors determines that all Shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b)	Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the Shares of any class registered in his or her name. Each certificate shall specify the serial numbers of the Shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred a portion of such Shareholder’s Shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining Shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)	A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each Share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such Share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a)	The unissued Shares from time to time shall be under the control of the Board of Directors (and, to the extent permitted by applicable law, any Committee thereof), which shall have the power to issue or otherwise dispose of Shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including, inter alia, price, with or without premium, discount or commission, and terms relating to calls set forth in Article 13(f) hereof), and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any Shares or securities convertible or exercisable into or other rights to acquire from the Company on such terms and conditions (including, inter alia, price, with or without premium, discount or commission), during such time as the Board of Directors (or the Committee, as the case may be) deems fit.

(b)	The Company may at any time and from time to time, subject to applicable law, repurchase or finance the purchase of any Shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and as such, no Shareholder will have the right to require the Company to purchase his or her Shares or offer to purchase shares from any other Shareholders.

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12.	Payment in Installment.

If pursuant to the terms of issuance of any Share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the Share or the person(s) then entitled thereto.

13.	Calls on Shares.

(a)	The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of Shares held by such Shareholders and which is not, pursuant to the terms of issuance of such Shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the Shares in respect of which such call was made.

(b)	Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a Shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c)	If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time, such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d)	Joint holders of a Share shall be jointly and severally liable to pay all calls for payment in respect of such Share and all interest payable thereon.

(e)	Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)	Upon the issuance of Shares, the Board of Directors may provide for differences among the holders of such Shares as to the amounts and times for payment of calls for payment in respect of such Shares.

14.	Prepayment.

With the approval of the Board of Directors, any Shareholder may pay to the Company any amount not yet payable in respect of his or her Shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.	Forfeiture and Surrender.

(a)	If any Shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the Shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

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(b)	Upon the adoption of a resolution as to the forfeiture of a Shareholder’s Share, the Board of Directors shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such Shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Without derogating from Articles 51 and 55 hereof, whenever Shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any Share.

(e)	Any Share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant Share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f)	Any person whose Shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered Shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such Shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all Shares owned by such Shareholder, solely or jointly with another.

(g)	The Board of Directors may at any time, before any Share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.	Lien.

(a)	Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the Shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such Shares on the part of any other person), and upon the proceeds of the sale thereof, for his or her debts, liabilities and engagements to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid Share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such Share. Unless otherwise provided, the registration by the Company of a transfer of Shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such Shares immediately prior to such transfer.

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(b)	The Board of Directors may cause the Company to sell a Share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such Shareholder, his or her executors or administrators.

(c)	The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such Shareholder in respect of such Share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the Shareholder, his or her executors, administrators or assigns.

17.	Sale After Forfeiture or Surrender or For Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the Share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such Share. The purchaser shall be registered as the Shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his or her name has been entered in the Register of Shareholders in respect of such Share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.	Registration of Transfer.

No transfer of Shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer may require. Notwithstanding anything to the contrary herein, Shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the Shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of Shares in order to facilitate the trading of the Company’s shares on the Stock Exchange.

20.	Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of Shares for a period determined by the Board of Directors, and no registrations of transfers of Shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.	Decedents’ Shares.

Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer.

22.	Receivers and Liquidators.

(a)	The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the Shares registered in the name of such Shareholder.

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(b)	Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his or her authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer (which the Board of Directors or such officer may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such Shares, or may, subject to the regulations as to transfer herein contained, transfer such Shares.

General Meetings

23.	General Meetings.

(a)	An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or outside of the State of Israel, as may be determined by the Board of Directors.

(b)	All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.

(c)	If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.

24.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date for the General Meeting, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a General Meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

25.	Shareholder Proposal Request.

(a)	Any Shareholder or Shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

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A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its Affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its Affiliates or associates, with respect to any Shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend Shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b)	The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c)	The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, to any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

26.	Notice of General Meetings; Omission to Give Notice.

(a)	The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.

(b)	The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c)	No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d)	In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

Annex D-9

Proceedings at General Meetings

27.	Quorum.

(a)	No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)	In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company, provided, however, that if (i) such General Meeting was initiated by and convened pursuant to a resolution adopted by the Board of Directors and (ii) at the time of such General Meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum shall be Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding Shares conferring in the aggregate at least fifteen percent (15%) of the voting power of the Company.

(c)	If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened by a Shareholder pursuant to a request under Section 63 of the Companies Law, such Shareholder in addition to at least one or more Shareholder, present in person or by proxy, and holding the higher of ten percent (10%) of the voting power of the Company or the number of Shares required for making such request, shall constitute a quorum, but in any other case any Shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.	Chairperson of General Meeting.

The Chairperson of the Board of Directors shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director designated by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, the Chairperson is also a Shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings.

(a)	Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Sections 327 and 24 of the Companies Law), shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b)	Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)	A defect in convening or conducting a General Meeting, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.

(d)	A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

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30.	Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda, or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall do so if directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board of Directors (whether prior to or at a General Meeting).

31.	Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each Share held by the Shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means.

32.	Voting Rights.

(a)	No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him or her in respect of his or her Shares in the Company have been paid.

(b)	A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him or her.

(c)	Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d)	If two or more persons are registered as joint holders of any Share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

(e)	If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, it may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustees, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.

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Proxies

33.	Instrument of Appointment.

(a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)

Being a shareholder of SciSparc Ltd. hereby appoints
of
	(Name of Proxy)		(Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b)	Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

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34.	Effect of Death of Appointer of Transfer of Share and or Revocation of Appointment.

(a)	A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the Share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b)	Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.	Powers of the Board of Directors.

(a)	The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)	Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus Shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

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36.	Exercise of Powers of the Board of Directors.

(a)	A meeting of the Board of Directors at which a quorum is present in accordance with Article 45 shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c)	The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

(d)	Notwithstanding anything to the contrary herein, including under Articles 36(a) and 36(b), and without derogating from any other approvals required pursuant to these Articles or applicable law, the following actions shall require the affirmative consent of at least three-quarters (3/4) of the Directors then in office and entitled to vote thereon:

(i)	Any resolution to enter into a merger, consolidation, acquisition, amalgamation, business combination, issue equity securities or debt securities convertible into equity or other similar transaction (collectively, a “Transaction”), in each case that would reasonably be expected to result (A) in any person (together with its Affiliates) becoming, as a result of such Transaction, a beneficial owner (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of fifteen percent (15%) or more of the Ordinary Shares issued and outstanding immediately following the consummation of such Transaction or (B) in the increase in the beneficial ownership of Ordinary Shares of any person (together with its Affiliates) who immediately prior to the consummation of such Transaction holds fifteen percent (15%) or more of the then issued and outstanding Ordinary Shares;

(ii)	Any resolution to directly or indirectly sell, assign, convey, transfer, lease or otherwise dispose, in one or series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any person;

(iii)	Any resolution to effect any material change to the principal business of the Company, enter into new lines of business that are materially different from the Company’s then current line of business, or exit the then current line of business of the Company, or otherwise materially change the Company’s strategy and/or policies with respect to its main lines of business; or

(iv)	Any resolution to transfer the headquarters of the Company outside of Israel.

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37.	Delegation of Powers.

(a)	The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons (who may or may not be Directors), and it may from time to time revoke such delegation or alter the composition of any such Committee. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors, subject to applicable law. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board of Directors had not been adopted. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any regulations adopted by the Board of Directors. Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b)	The Board of Directors may from time to time appoint a Secretary to the Company, as well as Officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c)	The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

38.	Number of Directors.

(a)	The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than eight (8), including the External Directors, if any were elected) as may be fixed from time to time by resolution of the Board of Directors.

39.	Election and Removal of Directors.

(a)	The Directors of the Company shall be appointed or re-appointed by Ordinary Resolution at the Annual General Meeting (other than External Directors, if any) following the expiration of the term of office of the Directors of that class of Directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the Annual General Meeting of 2021 and thereafter, each year the term of office of only one class of Directors will expire, unless their office is vacated pursuant to any law or as stipulated in these Articles.

This Section 39 (a) shall not be amended unless an affirmative vote of 65% of the voting power represented at a general meeting of shareholders and voting thereon has been obtained, provided that such majority constitutes more than 33.33% of the Company’s total issued and outstanding share capital at the record date for such general meeting.

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(b)	In accordance with the provisions of Section 39 (a) above, the Directors (excluding the External Directors if any were elected), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”).

(c)	In accordance with the provisions of Section 39 (a) above, at each Annual General Meeting, each Nominee or Alternate Nominee (each as defined below) elected at such Annual General Meeting to serve as a Director in a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(d)	If the number of Directors (excluding External Directors, if any were elected) that comprises the Board of Directors is hereafter changed by the Board of Directors, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(e)	Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses(a), (b) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(f)	Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(f), Article 25 and applicable law. Unless otherwise determined by the Board of Directors, a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its Affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the General Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F (or Form 10-K, if applicable) or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”)); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 39(f) and Article 25, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

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(g)	The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election. Notwithstanding Articles 25(a) and 25(c), in the event of a Contested Election, the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board of Directors in its discretion. In the event that the Board of Directors does not or is unable to make a determination on such matter, then the method described in clause (ii) below shall apply. The Board of Directors may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates, (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election), (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) as of the close of the applicable notice of nomination period under Article 25 or under applicable law, based on whether one or more notice(s) of nomination were timely filed in accordance with Article 25, this Article 39 and applicable law; provided, however, that the determination that an election is a Contested Election shall not be determinative as to the validity of any such notice of nomination; and provided, further, that, if, prior to the time the Company mails its initial proxy statement in connection with such election of Directors, one or more notices of nomination of an Alternate Nominee are withdrawn such that the number of candidates for election as Director no longer exceeds the number of Directors to be elected, the election shall not be considered a Contested Election. Shareholders shall not be entitled to cumulative voting in the election of Directors, except to the extent specifically set forth in this clause (g).

(h)	Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

40.	Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.

41.	Continuing Directors in the Event of Vacancies.

The Board of Directors (and, if so determined by the Board of Directors, the General Meeting) may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if the number of Directors serving is less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of a Director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof the Board of Directors shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned.

42.	Vacation of Office.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a)	ipso facto, upon his or her death;

(b)	if he or she is prevented by applicable law from serving as a Director;

(c)	if the Board of Directors determines that due to his or her mental or physical state he or she is unable to serve as a director;

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(d)	if his or her directorship expires pursuant to these Articles and/or applicable law;

(e)	by a resolution adopted at an Annual General Meeting by a majority of at least 65% of the total voting power of the Shares (with such removal becoming effective on the date fixed in such resolution);

(f)	by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g)	with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.	Conflict of Interests; Approval of Related Party Transactions.

(a)	Subject to the provisions of applicable law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a Shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his or her interest.

(b)	Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

(c)	Notwithstanding anything to the contrary in these Articles, the Company shall not engage in any Business Combination (as defined below) with any Shareholder and/or any of its Affiliates and/or investors for a period of three years following (i) with respect to any Shareholder holding as of the Effective Time fifteen percent (15%) or more of the voting power of the Shares, the Effective Time and (ii) with respect to all Shareholders, each time as such Shareholder and/or any of its Affiliates and/or investors become(s) (other than due to a buyback, redemption or cancellation of shares by the Company) the holder(s) (beneficially or of record) of fifteen percent (15%) or more of the issued and outstanding voting power of the Shares (the “Threshold” and such shareholder, an “Interested Shareholder”), except if the Board of Directors approves either the Business Combination or the transaction which resulted in such Shareholder and/or any of its Affiliates and/or investors becoming an Interested Shareholder prior to consummation of a Business Combination. As used in this Article 43 only, “Business Combination” means (i) a merger or consolidation of the Company in which the holders of a majority of the Ordinary Shares issued and outstanding immediately prior to the consummation of such transaction hold immediately following the consummation of such transaction less than 50% of the issued and outstanding share capital of the surviving, acquiring or resulting company (or if the surviving, acquiring or resulting company is a wholly owned subsidiary of another company immediately following the consummation of such transaction, the parent company of such surviving, acquiring or resulting company) or (ii) a disposition of assets of the Company with an aggregate market value equal to 10% or more of the Company’s assets or of its outstanding shares.

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Proceedings of the Board of Directors

44.	Meetings.

(a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors thinks fit.

(b)	A meeting of the Board of Directors shall be convened by the Secretary upon instruction of the Chairperson or upon a request of at least two (2) Directors which is submitted to the Chairperson or in any event that such meeting is required by the provisions of the Companies Law. In the event that the Chairperson does not instruct the Secretary to convene a meeting upon a request of at least two (2) Directors within seven (7) days of such request, then such two (2) Directors may convene a meeting of the Board of Directors. Any meeting of the Board of Directors shall be convened upon not less than two (2) days’ notice, unless such notice is waived in writing by all of the Directors as to a particular meeting or by their attendance at such meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice is reasonably determined by the Chairperson as ought to be waived or shortened under the circumstances.

(c)	Notice of any such meeting shall be given orally, by telephone, in writing or by mail, facsimile, email or such other means of delivery of notices as the Company may apply, from time to time.

(d)	Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

45.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business. If within thirty (30) minutes from the time appointed for a meeting of the Board of Directors a quorum is not present, the meeting shall stand adjourned at the same place and time forty-eight (48) hours thereafter unless the Chairperson has determined that there is such urgency and importance that a shorter period is required under the circumstances. If an adjourned meeting is convened in accordance with the foregoing and a quorum is not present within thirty (30) minutes of the announced time, the requisite quorum at such adjourned meeting shall be, any two (2) Directors, if the number of Directors then serving is up to five (5), and any three (3) Directors, if the number of Directors then serving is more than five (5), in each case who are lawfully entitled to participate in the meeting and who are present at such adjourned meeting. At an adjourned meeting of the Board of Directors the only matters to be considered shall be those matters which might have been lawfully considered at the meeting of the Board of Directors originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the meeting of the Board of Directors originally called.

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46.	Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his or her place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

47.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

Chief Executive Officer

48.	Chief Executive Officer.

The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company who shall have the powers and authorities set forth in the Companies Law, and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his, her or their place or places.

Minutes

49.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any Committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board of Directors or a Committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board of Directors or meeting of a Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

50.	Declaration of Dividends.

The Board of Directors may, from time to time, declare, and cause the Company to pay dividends as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

51.	Amount Payable by Way of Dividends.

Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any Share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding Shares in respect of which such dividends are being paid.

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52.	Interest.

No dividend shall carry interest as against the Company.

53.	Payment in Specie.

If so declared by the Board of Directors, a dividend declared in accordance with Article 50 may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up Shares, debentures or other securities of the Company or of any other companies, or in any combination thereof, in each case, the fair value of which shall be determined by the Board of Directors in good faith.

54.	Implementation of Powers.

The Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of dividends, bonus shares or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, or to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 0.01 shall not be taken into account. The Board of Directors may instruct to pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend, as the Board of Directors shall deem appropriate.

55.	Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a Share any and all sums of money then payable by him or her to the Company on account of calls or otherwise in respect of Shares of the Company and/or on account of any other matter of transaction whatsoever.

56.	Retention of Dividends.

(a)	The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a Share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)	The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a Share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such Share or shall transfer the same.

57.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a Share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of one (1) year (or such other period determined by the Board of Directors) from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

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58.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a Share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board of Directors in its sole discretion, be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two (2) or more persons are registered as joint holders of such Share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or his or her bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board of Directors deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

Accounts

59.	Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as explicitly conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

60.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to a Committee thereof or to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s). The General Meeting may, if so recommended by the Board of Directors, appoint the auditors for a period that may extend until the third Annual General Meeting after the Annual General Meeting in which the auditors were appointed.

61.	Fiscal Year.

The fiscal year of the Company shall be the 12 months period ending on December 31 of each calendar year.

Supplementary Registers

62.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

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Exemption, Indemnity and Insurance

63.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a)	a breach of duty of care to the Company or to any other person;

(b)	a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c)	a financial liability imposed on such Office Holder in favor of any other person; and

(d)	any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Economic Competition Law).

64.	Indemnity.

(a)	Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i)	a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

(ii)	reasonable litigation expenses, including legal fees, expended by the Office Holder (A) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (B) in connection with a financial sanction;

(iii)	reasonable litigation costs, including legal fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv)	any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law).

Annex D-23

(b)	Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i)	Sub-Article 64(a)(i)(a)(ii) to 64(a)(iv); and

(ii)	Sub-Article 64(a)(i), provided that:

(1)	the undertaking to indemnify is limited to such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2)	the undertaking to indemnify shall set forth such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

65.	Exemption.

Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care.

66.	General.

(a)	Any amendment to the Companies Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Articles 63 to 65 and any amendments to Articles 63 to 65 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b)	The provisions of Articles 63 to 65 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

67.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of Shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the number of issued and outstanding Shares held by each Shareholder.

Notices

68.	Notices.

(a)	Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his or her address as described in the Register of Shareholders or such other address as the Shareholder may have designated in writing for the receipt of notices and other documents.

Annex D-24

(b)	Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, email or other electronic submission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c)	Any such notice or other document shall be deemed to have been served:

(i)	in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or

(ii)	in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii)	in the case of personal delivery, when actually tendered in person, to such addressee;

(iv)	in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d)	If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 68.

(e)	All notices to be given to the Shareholders shall, with respect to any Share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such Share.

(f)	Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g)	Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i)	if the Company’s Shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended; and/or

(ii)	on the Company’s internet site.

(h)	The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

Amendment

69.	Amendment.

Any amendment of these Articles shall require, in addition and prior to the approval of the General Meeting of Shareholders in accordance with these Articles, also the approval of the Board of Directors with the affirmative vote of at least three-quarters (3/4) of the Directors then in office and entitled to vote thereon.

Annex D-25

Forum for Adjudication of Disputes

70.	Forum for Adjudication of Disputes.

(a)	Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 70 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

(b)	Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c)	Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 70.

*     *     *

Annex D-26

ANNEX E

OPINION OF E.D.B. CONSULTING AND INVESTMENTS LTD.

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

“Automax Motors Ltd”

Company Valuation

Drafted on January 4, 2024

This valuation of “Automax Motors Ltd” (hereinafter - Automax or the Group) was commissioned by Mr. Oz Adler, CEO of “SCISPARC Ltd”. This valuation is a commercial document solely intended to convey information to the organs of SCISPARC, to Automax, its advisors and anyone the Company’s management determines it should be presented to. This document includes data, assessments, forecasts and plans of Automax regarding its operations which constitute forward looking information, as such term is defined in the Israel Securities Law, 1968 (hereinafter: the “Securities Law”), the manifestation of which is uncertain and not exclusively within Automax’s control. Forward looking information is based on assessments made by Automax’s management, which, inter alia, are based on the information known by the management at the time this document was prepared. Only partial information and details are included in this document, they are presented in a condensed format solely for convenience purposes, and they should be read jointly with the details, descriptions, clarifications, assumptions, qualifications, assessments and overview of the risk factors included in the Company’s periodic and annual reports published on the Israel Securities Authority distribution website (“MAYA”). There is no certainty that the data and/or assessments and/or forecasts and/or plans will be achieved, in whole or in part, and they may manifest differently than as presented in the document, inter alia, due to them being dependent on external factors not within Automax’s control, including: Changes in the competitive and commercial environment and the manifestation of any of the risk factors applicable to Automax. Additionally, the document may include data taken from external sources not independently verified by Automax, and Automax should therefore not be held responsible for their accuracy. The document may also include information not presented in the Company’s financial statements and immediate reports and/or information which may be presented or applied differently. It should be clarified that the document is no substitute to the Company’s public reports, and in any event of any inconsistency between the data presented in this document and the public reports, the data in the aforementioned public reports should prevail. The forecasts and assessments in this document are based on the information held by the Company at the time the document was being prepared, and the Company is not subject to any obligation to update and/or change said forecasts and/or assessments, in order to reflect events and/or developments which may occur after the document has been drafted. All calculated assessments applied in this valuation were done on the basis of my professional assessments which are based on more than 35 years of experience.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-1

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Preface

In order to perform this valuation I received the Company’s audited balance sheets for the 2020-2022 annual periods, an unaudited balance sheet as of June 30, 2023, and a budget and business plan prepared by the Company’s management for the 2024-2028 5-year period, quantitative data about the Company’s sales, progress about the bus marketing project and the direct import of the electric vehicle from China.

I also met with the Company’s managers, including the VP and Director of Business Development as well as with current and former officers and advisors.

I visited the Company’s head branch in Jerusalem and I examined public materials regarding competitors and about the vehicle import market in Israel.

Based on my study of the materials in recent weeks I am presenting the valuation document containing six chapters:

Chapter A - Which will include an exhaustive overview of the Company and its activities in the parallel import segment.

Chapter B - Which will include an overview of both the Israeli and global sector in which it operates and competes.

Chapter C - Which will include an overview of the Company’s planned activities for the sale of TEMSA buses in Israel.

Chapter D - Which will include an overview of the Company’s planned activities for the sale of HYCAN electric vehicles in Israel.

Chapter E - Which will propose a valuation of the Company’s enterprise value based on multiplier methodologies and the net DCF methodology which, unlike the multiplier methodology, is forward looking.

Chapter F - In which I will summarize my work and in which I will argue an enterprise value of USD 44.8 million, based on the independent valuation I presented in the previous chapter, which is a cautious and conservative assessment of the Company’s activities which I rely upon.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-2

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Chapter A - The “Group” - A general and historic overview of the Group and of the parallel import industry

Automax Motors Ltd (hereinafter: “Automax” or the “Group”) is a public company which has been listed on the Tel Aviv Stock Exchange since 2021 and which owns multiple companies, primarily “Global Automax Ltd” - an indirect (parallel) importer of vehicles to Israel.

On March 24, 2021, “Global Automax Ltd” (“Global Automax”) merged via a share swap transaction into the public shell company “Matomy Media Group” which changed its name to “Automax Motors” and which holds Global Automax’s entire issued share capital as of the merger date (see the description in the Group’s financial statements and in the prospectus).

“Global Automax” is the largest indirect parallel importer in Israel, and imports thousands of vehicles, with annual sales turnover of ILS 400-450 million, which it sells via 12 showrooms throughout Israel. It owns facilities to store vehicles, a PDI (pre-delivery inspection) licensing site and facility. The Company also operates a vehicle transport network, a replacement part storage facility, and it is licensed to import replacement parts and has agreements with a national service center network.

In addition to Global Automax, the Group also owns a controlling stake in “Automax Trade-In” which operates a used vehicle sales branch at Glilot Junction, and it also owns a controlling stake in “Dalhom Automax” which is the direct importer of TEMSA-Skoda buses to Israel.

The Group has equity totaling tens of millions of shekels, and it is consistently growing on an annual basis. The Group has approximately 120 employees. The optimal utilization of central headquarters (finance, logistics, HR, IT, etc.) and its strong commercial and financial position, allow the Group to launch new activities at the core of vehicle importing which in turn are expected to bolster profitability.

Automax Leasing (under formation) is one of these operating segments and it will operate as an independent company, jointly owned by “Global Automax” (30%) and a group of investors. The company has also entered into an agreement with a Chinese vehicle manufacturer - HYCAN - for direct import activities. This operating segment is expected to become the Group’s primary operating segment and materially impact its activities.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-3

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Presented below are the Group’s operating results (on a consolidated basis) for the 2022 annual period in ILS 000’s:

For the period ended December 31, 2022
Revenues	453,617
Cost of sales	(392,918)
Gross profit	60,699
Sales and marketing expenses	(27,612)
Issuance related expenses	-
Administrative and general expenses	(16,849)
Granting options to employees	(9,976)
Other incomes	226
Operating profit (loss)	6,488
Net financing expenses	(5,232)
Profit (loss) when the Company’s share in the losses of companies that are handled according to the method of the balance sheet value is neutralized	1,256
Company’s share in losses of companies handled according to the book value method	(585)
Profit (loss) before taxes on income	671
(Taxes on income) tax benefit	(1,931)
Total profit (loss) for the year	(1,260)
Adjusted profit (loss) before tax deducted by options granted to employees, non-cash-flow rate differences with respect to the Optimatic transaction and expenses related to the merger transaction	10,421
EBITDA, adjusted for options granted to employees, issuance related expenses relating to the merger transaction	24,352

“Global Automax”

“Global Automax Ltd” (hereinafter: “Automax” or the “Company”) was established in 2015 with the stated objective of importing new vehicles to Israel via indirect (parallel) imports. The Company is engaged in importing and marketing a range of private vehicle models to and in Israel. The Company holds an indirect importer license, as defined under Section 42 of the Vehicle Industry Services and Professions Licensing Law, 2016 (hereinafter: the “Vehicle Services Licensing Law”), with respect to a wide range of models produced by 27 vehicle manufacturers. The Company operates 12 showrooms - Jerusalem, Rishon Letzion, Petah Tikva, Raanana, Beer Sheva, Haifa, Afula, Akko, Netanya, Glilot, Ashkelon and Ashdod, and it is licensed to import an unrestricted number of new vehicles to Israel.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-4

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The Company’s branches in Jerusalem, Haifa, Afula, Petah Tikva and Rishon Letzion are directly operated by the Group; the Company’s branches in Netanya, Raanana, Ashdod, Ashkelon and Glilot are operated by companies jointly owned by a subsidiary and third-parties, and the two remaining branches, in Akko and Beer Sheva, are operated by the Company’s authorized retailers.

Presented below is a map of the Company’s branches in Israel:

The Company has an international network of suppliers, primarily in Europe and in North America, which supply it with various brand and model vehicles, subject to orders, and an import structure which includes procurement, shipping, vehicle customs release handling, and vehicle storage facilities in Israel.

Indirect (parallel) importing

Indirect (parallel) importing is a process under which a particular consumer product is imported not through the direct importer (the official importer), but rather through indirect competing importers, which comply with statutory requirements and which personally import the product from a manufacturer’s overseas direct agents. This process exists in many industries including the food, pharmaceutical, cellular, and electric product markets, and now also in the vehicle market.

Countries around the world, including Israel, often apply import restrictions to various sectors, including the vehicle market, in order to ensure the quality and safety of the products sold to their citizens and/or to protect local industry.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-5

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

It was previously common practice for each manufacturer to have a sole importer licensed to market that manufacturer’s products in their country, and which would be responsible vis-a-vis the government authorities to comply with regulatory rules. This arrangement, convenient for all parties (apart from consumers), resulted in uncompetitive and over-priced markets. In order to generate competition, some of the regulators required manufacturers to appoint multiple official representatives in their country; however, the most significant measure which has succeeded and become commonplace around the world is to allow for parallel importing regulated by law and overseen by the same regulator with identical tools and metrics used with respect to the direct importer. The importing process, the standards and requirements and the customs and tax rules are identical to both kinds of importers.

The direct importer benefits from an annual allocation of vehicles broken down into various models, with a set schedule, and in a set currency; while the parallel importer is able to choose the manufacturer, model, country of origin and currency at any time and to maximize its profits and/or compete and lower vehicle prices.

Direct importers in different countries choose to sell some of their allocated vehicles to parallel importers depending on market and currency conditions in their home countries and in order to become eligible for financial incentives for meeting annual sales targets.

The big advantage of parallel importing is flexibility with choosing the mix of vehicles the parallel importer can import and the ability to quickly respond to changing market conditions. The parallel importer is not limited to a specific brand and is not committed to a fixed mix of models or a particular technology and it is able to easily adjust the supply of products and models imported by it in response to changes in local demand and international supply.

The Vehicle and Transportation Services Licensing Law

In 2009 the Israeli government adopted a formal resolution to increase competition in the Israeli vehicle market by opening the vehicle sector up to parallel imports, the law was subsequently amended to allow vehicles purchased from a manufacturer’s authorized agent (a “dealer”) to be imported to Israel, and not just vehicles directly purchased from the manufacturer.

The parallel import of vehicles to Israel only actually started in 2012 (by Ayalon Motors importing Ford vehicles), which led to operating and control procedures being established by the Ministry of Transport.

Until 2016 the parallel import of vehicles to Israel was subject to the “Products and Services Control Order - Vehicle Import”. The order defined the conditions the parallel importer is required to meet in order to receive a license, but it did not explicitly specify how the vehicles are to be purchased abroad. This ambiguity created an opening for various interpretations between the relevant regulators (the Ministry of Transport and the Tax Authority) and it created an opening for various arguments against the parallel importers operating at that time.

In July 2016 the “Vehicle and Transportation Services Licensing Law” which consolidated all the orders, regulations and procedures in the sector into a single law, which clearly and more conveniently clarifies various issues including the parallel import of vehicles to Israel was approved by the Knesset (Israeli parliament) at its third reading. The law removes various barriers in the field.

The law includes the following primary matters:

1.	The law makes a distinction between four kinds of importers:

●	Direct importer - being the “original” importer which is party to an agreement with the vehicle manufacturer. i.e., the direct importer.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

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Annex E-6

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

●	Indirect importer - an importer which is party to an agreement with one of the vehicle manufacturer’s international authorized agents. i.e., a parallel importer.

●	Small importer - an importer which is party to an agreement with the vehicle manufacturer or authorized agent or with an international party established by the Minister of Transport, and restricted to importing up to 20 vehicles annually.

●	Personal import agent - someone who provides brokerage and consulting services for importing a vehicle but is not personally an importer.

The law establishes the conditions for all importers, the requirements for agreements with manufacturers/agents, the scope of equity, the existence of maintenance service infrastructure, etc., for each importer.

2.	The law subjects the direct importers to an obligation to issue service bulletins (recalls) and to be liable for all the vehicles manufactured by the make imported by them (even if imported by a parallel importer) from January 1, 2017.

3.	The parallel importer, who until then could have imported a vehicle via an authorized agent, is now able to import via a secondary agent (a retailer).

4.	The indirect importer is permitted to import new vehicles (up to 150km) even if the vehicle is already registered abroad.

5.	The restriction on the number of products an indirect importer is able to import was cancelled. Products not formally imported to Israel were also permitted to be indirectly imported.

6.	As a first, the new law gives the Minister of Transport the ability to establish conditions and restrictions applicable to the licensee - i.e., licensed vehicle importers - including to not issue or renew an import license if the licensee fails to meet established conditions, including adversely impacting competition.

There are currently dozens of companies in Israel engaged in parallel importing vehicles, the largest being Automax which imports approximately 2,500 vehicles annually (on average) and Ayalon Motors which imports approximately 1,300 vehicles annually (on average).

There are also hundreds of companies which operate in the small import segment (up to 20 vehicles per company annually) and personal import agencies which provide advisement, logistics and purchasing services for personal import. Approximately 2,000 vehicles are personally imported to Israel annually, almost entirely in the luxury segment. This kind of import has significant disadvantages relative to direct or parallel import - difficulties with implementing the vehicle warranty, various restrictions on selling the vehicle, and others.

The market segment for parallel (and small) import is relatively negligible and totals approximately 3.5% of the market compared with approximately 10% on average in Europe. (There is a big difference between Eastern European countries such as Poland with 30% and Italy with only 2%).

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-7

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Presented below is a breakdown of the parallel import market in 2023 (based on the quantity of vehicles, excluding small imports, by importer):

*Based on a five-year calculation, the market segment of each of the first three importers is identical.

Automax is the leading company in the parallel vehicle import segment and it is intending to also maintain its status in the future unrelated to it expanding to other fields.

Vehicle manufacturers’ response to parallel import (and export)

The scale of manufacturing and employment give the vehicle manufacturers significant financial and political clout which they use to entrench and protect their interests in the countries they operate in.

In general, vehicle manufacturers designate various models to each region based on general preferences in that region, weather restrictions, the applicable standards and purchasing power, and they try to prevent models from “leaking” between regions due to engineering and “anti-competitive” reasons - in order to maintain their ability to implement price discrimination between regions/continents based on exchange rates, tax rates and the competitive standing of the manufacturer in that region.

However, volatility with business cycles, regulatory changes and changing preferences constantly create excess supply in some parts of the world and pressure the manufacturers to export vehicles between regions. Arbitrage differentials are not a passing opportunistic phenomenon but an inherent part of the market (similar to a certain extent to the “zero km” phenomenon in Israel). As a result, approximately 10% of global vehicle trade is performed as “parallel” trade between brokers/merchants and not directly vis-a-vis the manufacturer.

US antitrust law prohibits vehicle manufacturers from preventing vehicle exports from the US by dealers, and prohibits the manufacturer from owning the dealerships which retail its products (these dealerships form alliances and act as a counterforce against the manufacturer’s power).

Unlike the US, in Europe there is no legal prohibition against manufacturers owning retail agencies (dealerships) and therefore some of the largest distributors are wholly or partially owned by the manufacturers. However, European antitrust laws prohibit manufacturers from preventing exports between European countries, and even impose significant financial sanctions for associated breaches.

In practice, most vehicle manufacturers subject agents exporting vehicles to more or less legal barriers, including prohibiting agents from selling to companies suspected of engaging in parallel export, agreements preventing shipping companies from transporting vehicles the subject of parallel import or which require them to report such to the manufacturer, and the like.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-8

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Therefore, most parallel importers try to operate “under the radar”, and typically need to purchase the vehicles from the agent in the territory permitted to it via local companies, to pay taxes and VAT in the country of origin and to personally export them. This activity requires an extensive logistical basis and significant interim financing capabilities (for the taxes and VAT).

When the manufacturer identifies that a company is purchasing and exporting the vehicles it includes them on a “black list” of companies which cannot be sold to, and the parallel importer needs to engage new retail companies.

One of the other common barriers in the field, primarily in Europe, is the manufacturer refusing to issue original manufacturing certificates - these certificates are required where Israeli customs authorities request the European customs house to validate the original certificate which gives the vehicle preferential customs treatment, and without which the parallel importer is required to pay additional customs tax (7% of the total value including taxes) even if the vehicle is manufactured in a country with a preferential status. The Israeli Customs Tariff Order was recently amended (in September 2023) to exempt a parallel importer from presenting the original certificate of models imported by direct importers and which requires customs to rely on the original certificate furnished by the direct importer.

As aforementioned, Automax has established and experienced purchasing networks and contractual agreements with some of the largest vehicle manufacturer agents in Europe and Canada, which allow it to purchase from production batches especially manufactured for export with almost no restriction. The Company purchases most of the models it imports in three or four different currency regions, in order to mitigate the exposure to exchange rates or other blockage attempts, and to enable it to have consistent supply.

Company’s sales:

See details about the new vehicles sold by the Group as of December 31, 2022 and December 31, 2021:

For the period ended December 31, 2022		For a Period ended on December 31, 2021
Total Sales	Sales Rate for Institutional Customers	Total Sales	Sales Rate for Institutional Customers
2,048	35.84%	2,462	26.69%

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-9

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

See sales of vehicles imported by the Group, split by make:

Product	For the period ended December 31, 2022		For a Period ended on December 31, 2021
	Quantity	Sales Rate	Quantity	Sales Rate
Toyota	497	24.27%	669	27.17%
Honda	471	23%
Jeep	377	18.41%	389	15.8%
Hyundai	245	11.96%	586	23.8%
BMW	100	4.88%	1	0.04%
Ford	97	4.74%	14	0.57%
Volkswagen	78	3.81%	179	7.27%
Mercedes	50	2.44%	4	0.16%
Skoda	29	1.42%	382	15.52%
Seat	21	1.03%	115	4.67%
Mazda	17	0.83%	2	0.08%
Volvo	16	0.78%	90	3.66%
Mini	16	0.78%
Audi	13	0.63%	1	0.04%
Land Rover	8	0.39%	9	0.37%
Fiat			20	0.81%
Other	13	0.63%	1	0.04%

Over January-September 2023, Automax delivered approximately 1,550 vehicles based on the following breakdown (according to licensing data):

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Annex E-10

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Impact of macro-economic factors on the Company in 2023:

The operating segment is inherently sensitive to external and macro-economic factors: The Company’s financial results in 2023 were adversely impacted as a result of these factors and, in my view, it (and the entire market) knew how to adjust the price level for sales and purchasing and to adapt to the current market conditions, therefore, I assess that 2023 was not a representative year for its operating activities. Presented below is an overview of the relevant trends and their impact on the Company:

Trend	Local Influence (Seller-Side)	Global Influence (Buyer-Side)
Recovery of the Automotive Industry from the “Global Chip Shortage” of 2020-2023 (= increase in vehicle inventory).	Increasing market competition creates pricing pressure.	Pricing pressure and buying opportunities; Return of the supply of low-priced cars that last year were almost unattainable.
Rising in local and global interest rate.	Decrease in household disposable income causes decrease in demand of cars, especially amongst luxury vehicle market segment.	Increase in bargaining power of the Company vis-a-vis its suppliers.
Civil protests due to the Israeli legal reform proposal.	Decrease in Consumer confidence index (CCI) moderates demand; NIS depreciation vis-à-vis main foreign currencies used for purchasing stock, causing an increase in the cost of sales.
Massive market penetration of Chinese brands to the Israeli market.	Expansion in new brands’ market segment at the expense of the market segment that is relevant to Company’s brands.	Chinese manufacturers that did not consider investing in Israeli market penetration, increasingly start to show interest.
“Swords of Iron” War (October 7, 2023 War)	Decrease in Consumer confidence index (CCI) moderates demand; Increase in maritime transportation costs and supply delays due to the “The Houthi Crisis in the Red Sea”, causing an increase in the cost of sales.

Chapter B – The Israeli vehicle market

There are approximately 3.4 million private vehicles on Israel’s roads. These include approximately 3.1 million vehicles which are privately owned by individuals and approximately 300,000 vehicles owned by corporations and institutional entities (primarily leasing companies). Approximately 260,000-290,000 new vehicles are sold annually (and another approximately 500,000 used cars are sold), and approximately 200,000 cars are written off (wear and tear, scrap metal, accidents and thefts). The institutional market’s share of new vehicle purchases is significantly greater than its general share of the vehicle market and is estimated at approximately 40% of total purchases.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-11

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The average vehicle age in Israel is approximately 6.9 years - slightly below the European average. The vehicle penetration level in Israel (the number of vehicles per 1,000 people) is relatively low for the Western World and is consistently growing - approximately 380 vehicles per thousand people vs. approximately 600-650 vehicles per thousand people in Western Europe and approximately 700-900 in the US.

Presented below is a graph of vehicle deliveries in Israel over time (in 000’s):

Over 2020-2022 there was a decline in the global vehicle supply associated with the COVID-19 crisis which also impacted the volume of deliveries in Israel.

Presented below is an overview of monthly vehicle deliveries in the first nine months of the year compared with the previous year:

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Annex E-12

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The average price of a new vehicle in Israel has consistently risen over time and it is currently ILS 193,000:

This increase is consistent with rises in the CPI. In recent years, as a corollary of the COVID-19 crisis and the associated short-supply, there was also an increase in used vehicle prices - this phenomenon (for used vehicles) is expected to reverse in coming years.

Index of new and used vehicle prices, years 2008-2022

Source: Israeli Central Bureau of Statistics, Ministry of Transportation’s data, processed by the Israeli Tax Authority

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Annex E-13

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Presented below is a breakdown of new vehicle sales in 2023 by price (importer’s pricelist):

Automax mainly focuses on the primary market segments (ILS 130,000-350,000).

-	Over the last decade Israeli consumers (and consumers generally around the world) started to have a clear preference for Crossover SUV models and therefore Automax is focused on importing these models - presented below is the scope of sales in recent years according to vehicle structure:

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Annex E-14

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

-	In recent years Chinese vehicles have started to penetrate the market en masse and they are almost at 20% of Israeli vehicle sales (!). The top ten models in 2023 include 3 Chinese models, and not a single European model. Presented below is a graph of vehicle sales in Israel in recent years based on country of manufacture:

Another trend apparent in recent years which is anticipated to continue is a significant increase in the market share of electric vehicles on account of the market share of gasoline and diesel motor vehicles:

Israeli vehicle importers - Direct import

The Israeli vehicle market is a concentrated market - the 12 largest vehicle import groups, which import approximately 55 different brands of private vehicles and buses, trucks and motorcycles have almost 100% of the vehicle market share in Israel.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-15

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The five leading vehicle brands generally comprise approximately 50% of vehicle deliveries, while the five leading importers are responsible for approximately 70% of the total vehicle deliveries in Israel. Presented below is a breakdown of the market in 2023 by importer:

Presented below is a breakdown of the market by vehicle brand: As aforementioned, the share of western brands has been declining over time in favor of Korean, Japanese and Chinese brands:

The breakdown of the market between companies and the different brands changes according to public preferences, the development of models by the manufacturers and exchange rates. Exchange rates play a critical role in the importer’s competitiveness, there is accordingly a high correlation between the exchange rate of the currencies relevant to the production of the vehicles and the market segments of the various brands.

As aforementioned, the scope of vehicles imported from China to Israel has consistently been increasing which also directly correlates with the increase in the number of electric vehicles being imported to Israel.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-16

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Presented below is data about the scope and range of electric vehicles imported from China to Israel over January-September 2023:

Group	Manufacturer	Model	Deliveries until September 2023	Import Price in NIS (Entry Model)	Total Volume of Money in NIS	Importer
Leapmotor	Leapmotor	T03	424	99,990	42,395,760	Metro
Chery	Chery	Small Ant	2	110,000	220,000	Carasso Motors
GWM	Ora	Funky Cat	792	137,900	109,216,800	Colmobil
BYD Auto	BYD Auto	Dolphine	241	141,900	34,197,900	Shlomo Sixt
JAC	JAC	S4	145	142,900	20,720,500	Automotive Equipment (AEV)
SAIC	MG	4	1,228	144,900	177,937,200	Lubinski
DFSK	SERES	E3	653	149,900	97,884,700	Talcar Motors
Chery	Chery	FX	2,534	149,950	379,973,300	Carasso Motors
Geely	Geely	Geometry C	6,217	158,900	987,881,300	Union Motors
Chery	Chery	Tiggo 7 Pro	2,166	159,900	346,343,400	Carasso Motors
EVeasy	Eveasy	Limo	351	159,990	56,156,490	Carasso Motors
SAIC	MG	ZS SUV	424	164,900	69,917,600	Lubinski
BYD Auto	BYD Auto	Atto 3	13,022	165,000	2,148,630,000	Shlomo Sixt
SAIC	MG	5	82	172,000	14,104,000	Lubinski
Chery	Chery	Tiggo 8 Pro	5,682	174,990	994,293,180	Carasso Motors
SAIC	Maxus	e Deliver 3	58	178,900	10,376,200	China Motors
Dongfeng	Forthing	Friday	8	179,990	1,439,920	UMI
Aiways	Aiways	U5	363	184,900	67,118,700	Blilious Group
SAIC	MG	HS	2,596	188,900	490,384,400	Lubinski
SAIC	Maxus	V80	3	194,900	584,700	China Motors
WM	WM	W5	4	198,900	795,600	Automotive Equipment (AEV)
BYD Auto	BYD Auto	ETP-3	1	199,000	199,000	Shlomo Sixt
SAIC	MG	Marvel R	296	205,900	60,946,400	Lubinski
SKYWELL	SKYWELL	ET 5	570	209,900	119,643,000	Caduri
Aiways	Aiways	U6	6	219,000	1,314,000	Blilious Group
BYD Auto	BYD Auto	Seal	3	229,990	689,970	Shlomo Sixt
XPENG	XPENG	P7		230,000		Carasso Motors
Geely	Lynk & Co.	1	371	231,800	85,997,800	Mayer
SAIC	Maxus	EUNIQ 6	129	232,800	30,997,800	China Motors
DFSK	SERES	5	38	234,900	8,926,200	Talcar Motors
SAIC	Maxus	EUNIQ 5	55	237,200	13,046,000	China Motors
GWM	WEY	Coffee 02	8	239,900	1,919,200	Samelet
Geely	Polestar	Polestar2	225	282,989	63,672,525	Mayer
GWM	WEY	Coffee 01	368	284,900	104,843,200	Samelet
BYD Auto	BYD Auto	Tang	245	315,500	77,297,500	Shlomo Sixt
XPENG	XPENG	G9	1	330,000	330,000	Carasso Motors
BYD Auto	BYD Auto	Han	114	334,990	38,188,860	Shlomo Sixt
NIO	NIO	eT5		344,000		Delek
Geely	LEVC	TX	22	350,000	7,700,000	Automotive Equipment (AEV)
Dongfeng	Voyah	Free	134	399,900	53,586,600	Metro
Honggi	Honggi	E-HS9	80	419,900	33,592,000	Samelet
NIO	NIO	eS8		465,000		Delek
NIO	NIO	eT7		499,000		Delek
Total			39,661		6,752,495,105
Mean					170,255

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Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-17

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Even if we examine the sales data of all vehicles in Israel over January-September 2023 we can easily see the revolution in the market with the 10 leading models. There are three Chinese manufactured models and not a single European model. It can cautiously be said that the “Western” brands are slowly disappearing from the market.

The data are presented below:

Manufacturer	Model	Jan-Sep 2023	Jan-Sep 2022	Jan-Sept 2019
BYD Auto	Atto 3	12,913
Kia	Niro	8,140	3,662	5,885
Hyundai	Elantra	7,189	5,108	1,673
Toyota	Yaris Cross	6,388	5,985
Geely	Geometry C	6,173	4,254
Kia	Picanto	5,665	11,129	7,360
Chery	Tiggo 8 Pro	5,639
Hyundai	Tucson	5,583	7,061	6,835
Mazda	2	4,844	4,730	2,475
Mitsubishi	Outlander	4,737	2,326	5,740

Chapter C - “Dalhom Automax” (direct import of “TEMSA-Skoda” brand buses)

In June 2022, the Company, jointly with Dalhom Motors Ltd. (hereinafter: “Dalhom”), established a SPV to import TEMSA brand buses. The Company signed an agreement with the manufacturer under which the common company will serve as the direct importer of TEMSA brand buses to Israel. TEMSA has multiple electric, gasoline or diesel engine model buses and minibuses designed to serve tourism and public transportation, all of which are suitable to be marketed in Israel.
The Company is currently completing the establishment of a central bus service center with a total area of 4,000 sqm in Hod Hasharon.

The company is one of the Group’s growth engines, and is anticipated to generate significant profits under the plan.

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Annex E-18

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

TEMSA Skoda

Temsa Skoda is a leader in production of buses and minibuses worldwide:

* A manufacturing plan of 500,000 sqm in Turkey

* Leading in electric buses

* Production capabilities of 10,000 vehicles, including Motor Coach, Midibus, Light Trucks

* Selling in 66 countries worldwide

Presented below is an overview of the specifications of the central service center and garage:

●	Area of 4,000 sqm.

●	Bus service center of 2,000 sqm.

●	Offices - Located at the entrance and split over 2 floors: First floor: Service center, office reception and waiting area. Second floor: Offices + employee rest area.

●	Work stations (Diagnostics + mechanics + electric + HVAC)

●	6 work stations (including one station with a “safety line” for working on the top part of the bus roof) + another work station (with a pit jack) - 7 stations in total.

●	Metal work area:

●	5 work stations + one area for preparing the bus before paint + painting area.

●	Between the general work stations and the metal work area there is a dividing wall separating the areas.

●	Parking areas:

●	Officially - 8 parking spaces, 16 parking spaces in reality.

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Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-19

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

●	The company is currently negotiating leasing another 1,000 sqm on the site next to the new service center, which is meant to add another 30 parking spaces.

The Company is planning to apply for tenders issued by public transportation companies starting in 2024.

The potential of the public transport market in Israel*

According to the five-year plan of the Ministry of Transportation and Road Safety, an acceleration in the growth of the public transportation market is expected in the coming years, in light of the state's measures to encourage the sector and deal with the traffic congestion crisis

6 times

Public transport routes on Israeli roads (investment of NIS 6 billion)

+30

New bus terminals (an investment of NIS 3.5 billion)

+30%

An increase in the number of buses (most of them are electric)

35%

Addition to the state budget for the operation of public transportation (about NIS 4 billion)

4.7% CAGR
10,500
6,800
2011
2019

Number of buses in Israel

*According to data from the Ministry of Transportation and the five-year plan 2022-2026

The Israeli commuter transportation market:

●	Approximately 2,500 buses are sold annually in Israel, half of which are sold for public transportation purposes (to large companies which win operating tenders) and half of which are sold to tour and commuter companies (small and medium companies and authorized dealers).

●	933 commuter companies are registered in Israel, 532 of which are actively operating (hold a valid license to operate a commuter service).

●	Approximately 400 commuter companies operate full-size buses (more than 44 seats).

●	The commuter sector operates approximately 11,000 buses (more than 19 seats), and approximately 16,000 minibuses (up to 19 seats).

●	Average fleet size of a commuter company: 5-80 buses.

●	The average age in the sector is 6 years, and the maximum age is 12 years.

●	The annual mileage of a bus is 50,000-80,000km. The average daily mileage in the industry is approximately 220km.

●	The daily cost of operating a bus is approximately ILS 1,300.

●	The commuter sector is extremely competitive and diverse, and is subject to geopolitical changes and business cycles.

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Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-20

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Division of bus fleets by year of production, type, as of year-end 2019

Vehicle Type / Year of Manufacture	Total	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009	Until 2008
Public Bus for Special Transportation	8,598	530	914	960	847	823	777	605	370	481	458	401	1,432
Public Bus for Tour	1,592	70	110	112	110	41	141	100	73	133	156	86	460
Public Minibus	5,330	158	274	512	707	510	390	456	457	485	445	310	626
Public Minibus for Tour	38		4		8	12				2	5		7
Public Minibus for Special Transportation	3,214	239	715	614	454	260	248	212	140	138	88	42	64
Private Bus	709	15	42	41	48	47	64	24	38	51	52	48	239
Private Minibus	6,852	34	93	108	128	125	165	261	365	429	536	490	4,118
Touring Car	215	18	21	41	51	28	9	21	18	3	2	3
Total	26,548	1,064	2,173	2,388	2,353	1,846	1,794	1,679	1,461	1,722	1,742	1,380	6,946

Sales of buses and public transport brands

Make	2020	2021	2022	H1 2023
Volvo	220	366	372	285
Golden Dragon	150	522	459	215
HIGER	58	111	438	197
Mercedes	191	396	284	151
OTOKAR	25	97	67	142
BYD Auto	1	1	67	53
Isuzu	5	41	34	52
TEMSA	79	24	43	43
Zhongtong	34	3	48	39
Irizar	14	12	27	34
OTHER	289	453	316	68
Total	1,276	2,534	2,532	1,279

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Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-21

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

According to the Company’s business plan, presented below is a proforma profit and loss statement for the garage activities and an operating budget for the bus sales activities:

Profit & Loss Forcast (in NIS)
Hod Hasharon Garage
Section / Period	2024	2025	2026

Incomes from mechanical work	7,393,350	8,502,353	8,927,470
Incomes from spare parts (mechanics)	3,696,675	4,251,176	4,463,735
Incomes from works outsourcing mechanical works	1,232,225	1,417,059	1,487,912
PDI for new buses	124,800
Total income from mechanical work	12,447,050	14,170,588	14,879,117

Incomes from metal works (‘body work’)	9,556,704	10,990,210	11,539,720
Incomes from metal works spare parts	9,556,704	10,990,210	11,539,720
Incomes from outsourcing metal working	2,123,712	2,442,269	2,564,382
Total Income from metal working	21,237,120	24,422,688	25,643,822

Income from mobile vehicles	2,112,000	2,428,800	2,550,240
Total Income	35,796,170	41,022,076	43,073,179

Cost of Sales
Mechanics	11,575,757	13,178,646	13,837,579
Metal works	13,804,128	15,874,747	16,668,485
Total Cost of Sales	25,379,885	29,053,394	30,506,063
% of Income	70.9%	70.8%	70.8%

Gross Profit	10,416,286	11,968,682	12,567,116
% of Income	29.2%	29.2%	29.1%

Sales General & Administrative (G&A) Expenses
Salaries and Payroll Expenses	3,948,000	4,046,700	4,147,868
Rent	1,440,000	1,596,000	1,599,900
Rates (Tax)	288,000	295,000	302,580
Advertising & Marketing	72,000	72,000	72,000
Car Maintenance and Travel Expenses	312,000	312,000	312,000
Professional Services (Fees)	24,000	24,000	24,000
Maintenance
Office Supplies (Electricity, Water, Gas)	54,000	59,400	59,400
Phone & Communication Expenses	13,200	13,200	13,200
Office Supplies & IT Services	24,000	25,200	25,200
Insurances	180,000	180,000	180,000
Towing/Transportation	180,000	180,000	189,000
Mobile Units Services	180,000	180,000	189,000
Food & Drink (Refreshments)	18,000	18,000	18,900
Unexpected Expenses	103,920	150,000	150,000
Depreciation and Amortization	650,000	650,000	650,000
Expenses
Expenses

Total Sales and G&A Expenses	7,933,048	7,801,700	7,944,048
% of Income	20.9%	19.0%	18.4%

Operating Profit	2,929,166	4,166,982	4,634,069
% of Income	10.8%	10.2%	10.8%

Financing Expenses	600,000	600,000	320,000
% of Income	1.7%	1.5%	0.7%

Earning Before Tax (EBT)	2,329,166	3,566,982	4,314,069
% of Income	6.5%	8.7%	10.0%

Income Tax	2,181,836	1,077,181	2,181,836
% of Income	1.5%	2.6%	5.1%

Net Income/Loss	1,793,457	2,489,801	2,132,232
% of Income	5.0%	6.1%	0.0%

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-22

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Dalhom Automax - Budget in NIS
2024
Incomes
Incomes from Sale of Buses	105,954
Incomes from Sale of Commercial Vehicles	530
Incomes from Sale of Used Vehicles	3,219
Incomes from Sale of Spare Parts	600
Total Income	110,303
Cost of Sales
Direct Cost of Buses	95,546
Direct Cost of Commercial Vehicles	389
Direct Cost of Used Vehicles	1,744
Spare Parts	204
Llicensing, Tests & PDI	2,076
Transportation	139
Total Direct Cost	100,109
Gross Profit	10,194
9.24%
Operating Cost
Salaries	1,568
Marketing, Advertising & Sales Promotion	720
Lot/Warehouse Rent	264
Translation & Editing	60
Mobile Unit Services	180
Towing Services	180
Garage Services	180
Insurances	180
Travel Expenses	180
Car Maintenance	240
Hospitality	180
Unexpected Expenses	240
Total General & Administrative (G&A) Expenses	4,172
Total Operating Cost
G&A
Bookkeeping, Accountancy & Audit	180
Legal	96
Rates (Tax)	24
Unexpected Expenses	120
Total General & Administrative (G&A) Expenses	420
Gross Profit	5,602
Financing cost (FC)	1,440
Net Profit	4,162
3.77%

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-23

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

As stated above, Automax owns 50% of “Dalhom Automax” and the company still does not have a multi-year business plan for selling the buses. The 2024 budget has a forecasted net profit of approximately ILS 4 million and a similar anticipated profit under the three-year business plan for the service center operations.

There is no doubt that Automax entering the bus import and maintenance sector is likely to be profitable and will be one of the central factors of growth for the Company, if not the central factor for growth.

Chapter D - “HYCAN Automax” (direct import of “HYCAN” brand electric vehicles (from China))

Automax has entered into a commercial agreement with the Chinese electric vehicle manufacturer HYCAN.

HYCAN is a leading and innovative vehicle manufacturer which specializes in manufacturing electric and high-tech vehicles for the global market.

The company was established in 2018 under the name “GAC-NIO” - a reference to the joint venture by its investors - GAC - the state-owned vehicle manufacturer, and NIO - the US electric vehicle manufacturer. HYCAN benefits from the expertise and resources of its parent companies, GAC and NIO, both of which are well established in the Chinese and global electric vehicle market. The brand was officially launched in 2020 and focuses on manufacturing exceptional electric vehicles. HYCAN also established a global R&D center in Silicon Valley, California. The center focuses on developing advanced technologies for electric vehicles, including autonomous driving and smart mobility solutions.

By establishing a R&D center in Silicon Valley, HYCAN will be able to take advantage of the rich skill-set and innovative culture in the area and to collaborate with leading tech companies and research institutes. This allows HYCAN to be at the forefront of electric vehicle technologies and to develop advanced technologies which improve the driving experience and which reduce the environmental impact of its vehicles.

In 2021 HYCAN announced that they are planning to expand their business globally and to sell their electric vehicles in selected markets in Europe, the Middle East and in South-East Asia. The brand is therefore expected to expand its global reach in coming years with a wide range of new EV model vehicles. The company plans to gradually enter these markets and is focusing on specific regions and countries with high demand for electric vehicles.

It should be noted that HYCAN will have to deal with difficult competition from other companies established in the global electric vehicle market. However, the company’s focus on technology, sustainability and premium designs can be a differentiating factor which attracts customers in new markets. All in all, HYCAN’s plans for international sales demonstrate their aspirations to become a global player in the electric vehicle market. As the demand for electric vehicles continues to grow around the world, companies such as HYCAN will have significant opportunities to expand their business activity and to offer innovative solutions to customers in different regions and markets.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-24

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

As part of HYCAN’s efforts to become independent and enter global markets, in 2022 the Chinese investment company Pearl River invested in HYCAN and it currently controls the company with a 65.5% ownership stake. The GAC group owns 25% and NIO owns the remaining minority stake comprising just 4.5%. Pearl River Investments is a Chinese investment company which focuses on the vehicle industry. The Company also invests in various industrial sectors, including electric vehicles, autonomous driving and smart mobility solutions. Pearl River aspires to identify and invest in innovative companies in the vehicle industry which are able to generate value for their customers and stakeholders.

HYCAN is committed to creating innovative, reliable, sustainable and high performance electric vehicles which offer a unique driving experience. The vehicles are designed with advanced technology, premium design and features which aspire to provide exceptional performance, safety and reliability. The product basket includes a range of electric vehicles, including Sedans, SUVs, MPVs and Crossovers, all with advanced electric engine systems, innovative battery technology and smart communication systems.

The HYCAN vehicle activities will be performed by a subsidiary of Global Automax/Automax Motors.

The company will operate in addition to and not instead of Automax’s parallel import activities.

The company will operate through Automax’s existing infrastructure (showrooms, sales channels, PDI system, head-office and the like), and no independent infrastructure will be set up for it.

Sales will be performed at all Automax showrooms, one of which will be converted into a flagship showroom for the brand.

One central service center will be established for the brand, in addition to the network of external service centers currently with an arrangement with Automax.

The brand will have a significant launch campaign over 2024-2025.

●	The transition to electric vehicle gives the Chinese vehicle industry a relative advantage over its global competitors and allows it to more easily meet the relevant standards requirements.

●	Israel is considered to be a “gateway” to Europe for many Chinese manufacturers and is the subject of significant interest for the Chinese vehicle industry.

●	Approximately 41,103 of the vehicles sold over January-September this year were manufactured in China (16.6%) compared with only 12,736 vehicles in the same period the previous year.

According to Automax’s business plan, the Company will commence selling HYCAN model vehicles already in Q4 2024 and its sales target is approximately 400 vehicles, while the sales target forecasts annual vehicle sales totaling approximately 2,400 vehicles within 4 years.

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Annex E-25

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Presented below is the basis of the plan:

	2024	2025	2026	Representive Year
Sales (Quantity of Vehicles)	400	800	1,600	2,400
Vehicle’s CIF Average Cost (in Thousand NIS)	85	85	85	85
After-Tax & Tariff Cost (Average Tax for an Electric Vehicle 40%, Tariff 7%)	127.33	127.33	127.33	127.33
Average Selling Price (ASP)	151.58	151.58	155.28	155.28
Gross	16%	16%	18%	18%

Pro Forma Balance Sheet (in Thousand NIS)
Vehicles Inventory	8,500	17,000	34,000	51,000
Spare Parts Inventory	255	510	1,020	1,530
Fixed Assets (Garage, Showroom)	500	3,000	3,000	4,000
Demo Cars	255	425	850	850
Total Assets	95,510	20,935	38,870	57,380

Statements of Income Pro Forma (in Thousand NIS)
Income from Sales of Vehicles	60,633	121,267	248,449	372,673
Cost of Sales	50,932	101,864	203,728	305,592
Net Revenue from Sales of Spare Parts and Garage Services	1,819	4,244	9,938	18,634
Gross profit	11,520	23,647	54,659	85,715

Marketing & Advertising	3,000	6,000	3,000	3,000
Designated HQ	1,200	1,440	1,728	2,074
Rent & Rent Bills (Garage and Showroom)	1,800	1,800	1,800	1,800
Travel and Living Expenses Abroad	800	800	800	800
Depreciation and Amortization	144.29	562.14	695.71	911.43
Financing	665.7	1,465.45	2,720.90	4,016.60
Total Expenses	7,610	12,068	10,745	12,602

Pre-tax Profit	3,910	11,579	43,914	73,113

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-26

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

It is apparent that the Company’s target is to achieve annual sales totaling approximately 2,400 HYCAN vehicles a year within 4 years by primarily using the Company’s existing platform (showrooms, sales personnel, etc.), which is meant to achieve a pretax annual profit of approximately ILS 73 million.

Granted, the Israeli vehicle import market is becoming more and more competitive primarily in the electric vehicle segments, and each month we are seeing new models and companies (the vast majority of which are Chinese) enter the Israeli market, primarily through the large vehicle importers.

However, despite the significant competition and considering the fact that Automax is already operating in the market, it appears that the sales target the Company has set for itself is realistic (in reality it involves approximately 0.8% of the total annual vehicle imports to Israel) and it is certainly achievable through proper marketing work.

Chapter E - Calculation of the Enterprise Value

First, I will refer to the simple valuation method relevant to public companies listed on the TASE and the simple argument that the Company’s market value reflected in the value of its shares on TASE is the Company’s real value and I will explain why I did not find it correct to refer to this valuation.

The reasons are as follows:

-	There is little “public float”, 5-7 shareholders of the Company’s controlling group own the majority of shares (approximately 80%). The trading volume in the market is extremely low.

-	The Israeli stock exchange on which the Company’s remaining shares are traded is not developed.

-	In the last two years there has generally been correlation between market trends and the direction of the share.

-	In recent years there have been multiple events which prevent reasonable value assessments (COVID-19, the legal reform and the war).

-	The Israeli capital market operates differently than any other prominent capital market around the world.

-	The stock market is self-correcting in the long-run and good years are therefore being forecasted.

-	Just as on January 21, 2021, the Company’s value on the Tel Aviv Stock Exchange came to approximately ILS 278 million (based on a share price of ILS 310), reflecting a value of approximately USD 84.7 million (based on an exchange rate of 3.28), and in January 2022 the Company’s value on the Tel Aviv Stock Exchange came to approximately ILS 197 million (based on a share price of ILS 220), reflecting a value of approximately USD 63.5 million (based on an average exchange rate of 3.1) - being high values which do not reflect the Company’s real value; so too, the Company’s low value on January 1, 2024 on the Tel Aviv Stock Exchange coming to approximately ILS 36 million (based on a share price of ILS 40), reflecting a value of approximately USD 9.9 million (based on an exchange rate of 3.65), is also not representative of its real value.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

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Annex E-27

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

I will now present the calculations of the valuations based on two alternative methodologies.

The representative profit multiplier methodology

The EBITDA multiplier and the profit multiplier are two metrics commonly used to assess the value of a company. Both metrics measure the ratio between the share price and the company’s profit, but do so in different ways.

The EBITDA multiplier measures the ratio between the share price and the company’s gross operating profit. The gross operating profit is the company’s profit before financing expenses, taxes and depreciation.

The profit multiplier measures the ratio between the share price to the company’s net profit. The net profit is the company’s profit after financing expenses, taxes and depreciation.

Theoretically, this multiplier methodology is the simplest methodology for a valuation and it is primarily used to compare the value of companies.

Profit data, whether it is EBITDA, operating profit or net cashflow, are consistently announced and the relevant profit multiplier can be calculated for each company by dividing the company’s market cap by the relevant profit line-item. This can also be done by taking a reported profit figure and by multiplying it by the relevant multiplier and to assess the enterprise value.

The profit generally represents past results already recorded. Thus, the disadvantage of the multiplier methodology is that it is based on figures from the past, inherently without tools to consider the potential for future profit.

This disadvantage makes this method ineffective for establishing the enterprise value. This is because this methodology does not take into account the effect of the Company’s existing significant growth engines, and which are meant to result in the Company doubling or more its sales turnover and annual profit within a few years.

Notwithstanding, I have decided to present the results of this metric to reflect a kind of starting point to gauge the Company’s enterprise value.

I chose to take the average of the two common multiplier methodologies, the EBITDA and profit multipliers, which I assess are appropriate for the Company’s characteristics.

As I already noted above, the 2023 annual period cannot be used as a representative year due to the multitude of macro events which impacted the commercial results of many companies in the economy including Automax. The 2022 annual period was therefore chosen as the representative year for the assessments.

EBITDA multiplier

The EBITDA multiplier is a financial metric used to assess the enterprise value of a company. It is calculated by dividing the value of the company’s operations by its gross operating profit (EBITDA).

Formula: EBITDA multiplier = enterprise value / EBITDA

EBITDA is the earnings before financing expenses, tax, depreciation and amortization. This metric determines the company’s operating profitability prior to expenses not directly related to its operating activities.

The EBITDA multiplier is a popular metric for valuing companies since it allows for a comparison to be made between companies with different capital structures. Financing expenses, taxes, depreciation and amortization can significantly change between companies, and therefore the use of net income to value a company can result in an imprecise comparison.

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Annex E-28

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The EBITDA multiplier in the Israeli parallel vehicle import sector ranges between 2 to 3.5. The meaning is that companies in the sector are traded based on a multiplier of 2-3.5 times their gross operating profit.

The average multiplier in the parallel vehicle import sector is approximately 2.5. However, there are companies which are traded at higher or lower multipliers, based on different factors, including:

The size of the company, its profitability, forecasted future growth, commercial risks.

Presented below are some examples of EBITDA multipliers of companies in the Israeli parallel vehicle import sector:

Union Motors is traded at a multiplier of 2.8

Eldan is traded at a multiplier of 2.3

Semel is traded at a multiplier of 3.2

Presented below are various factors which may impact the EBITDA multiplier in the Israeli parallel vehicle import sector:

Competition in the sector, changes in government policy, changes in exchange rates, volatility with vehicle prices.

To calculate Automax’s value through the EBITDA multiplier methodology and considering the fact that the Company has stable operations and is the largest player in its sector in Israel I have chosen a multiplier of 3 as being representative.

The profit multiplier

The profit multiplier is a financial ratio used to assess the enterprise value of a company. It is calculated by dividing the market cap of the company by its net annual profit.

Formula: Profit multiplier = Market cap / Net profit.

The profit multiplier provides us with an indication of how much investors are prepared to pay for each shekel of profit generated by the company. A higher profit multiplier means that investors expect that the company will continue to grow and increase its profits in the future. A lower profit multiplier can be indicative of the fact that the company is not growing or that it is in a difficult financial position.

However, it is important to emphasize that the profit multiplier is only a single tool to assess the enterprise value of a company. There are other factors that should be considered, including:

Forecasted future growth, commercial risks, competition, management.

Limitations of the profit multiplier:

The profit multiplier does not take into account the company’s accounting.

The profit multiplier is impacted by external factors, such as the interest in the economy.

The profit multiplier is not always precise.

The profit multiplier in the Israeli parallel vehicle import sector ranges between 5 to 10. The meaning is that companies in the sector are traded based on a multiplier of 5-10 times their net profit.

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Annex E-29

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The average multiplier in the sector is approximately 7.5. However, there are companies which are traded at higher or lower multipliers, based on different factors, including:

The size of the company, its profitability, forecasted future growth, commercial risks.

Presented below are some examples of profit multipliers of companies in the Israeli parallel vehicle import sector:

Union Motors is traded at a multiplier of 8.2

Eldan is traded at a multiplier of 6.8

Semel is traded at a multiplier of 9.1

I have chosen a multiplier of 8 as being representative for Automax.

Based on the assumptions presented above, presented below is an assessment of the enterprise value based on the EBITDA methodology and the representative profit multiplier methodology:

Description	Value
EBITDA 2022	24,818
Operating Profit Multiplier	3
Operating Value Estimate in Thousands of NIS	74,454
Operating Value Estimate in Thousands of Dollars	20,682
Operating Profit	10,431
Operating Profit Multiplier	8
Operating Value Estimate in Thousands of NIS	83,448
Operating Value Estimate in Thousands of Dollars	22,862
Average Operating Value Estimate in Thousands of Dollars	21,772

i.e., Automax’s enterprise value, according to the average of both commonly used multiplier methodologies and with an emphasis on the fact that this methodology does not take into account the Company’s new and significant growth engines, is approximately USD 21.77 million (based on an exchange rate of ILS 3.65 per USD 1).

As stated above, the objective of this valuation was solely to establish a starting point and comparison tool prior to performing a more comprehensive valuation which takes into account the Company’s business plan which includes significant growth engines.

Below I shall present a valuation based on the future cashflow forecast

Assessing enterprise value through a DCF methodology

Under this methodology we assess the company’s future net cashflow and discount it to the present.

It is therefore necessary to estimate the profit and loss for future years, typically for just a few years, until the profitability plateaus at a terminal year which we assume represents the permanent net annual amount.

Presented below is an explanation about the calculation of the total cost of capital used to finance the company’s activities (WACC) and the calculation of the discounted cashflow to assess the enterprise value:

The WACC (weighted average cost of capital) of a company is the total cost of the capital used to finance the company’s activities.

WACC is assessed by calculating the relative weights of the company’s debt and equity, and calculating the cost of each kind of capital.

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Annex E-30

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Cost of equity

The cost of equity is the return required by the company’s shareholders. It is established based on factors, including the risk entailed in investing in the company, as well as the possible return on alternate investments.

There are various ways to assess the cost of equity, including:

●	Capital asset pricing model (CAPM)

●	Internal rate of rate model (IRR)

●	Average rate of rate model (ARR)

Cost of debt

The cost of debt is the return required by the company’s lenders. It is established based on the present interest rate of similar bonds.

The cost of debt can be reduced by the tax rate, since the company is able to deduct the interest costs from its taxable revenues.

Weighting

The weighting refers to the relative share of any kind of capital, the total debt and equity of the company.

For example, if the company has equity totaling ILS 100 million and debt totaling ILS 50 million, its weighting would be 0.67 and 0.33, respectively.

Calculating the WACC to determine the present value of the company

WACC, or the weighted average cost of capital, is the rate of return required for a company’s entire capital, including equity and debt. It is used to discount the company’s future cashflows in order to establish its present value.

The following formula is used to calculate the WACC:

WACC = (E / (E + D)) * RE + (D / (E + D)) * RD * (1 - T)

●	E is the company’s equity

●	D is the company’s debt

●	RE is the cost of the equity

●	RD is the cost of the debt

●	T is the tax rate

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Annex E-31

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Capital asset pricing model (CAPM)

Is used to assess the cost of equity of the investment. It is based on the assumption that shareholders require a higher rate of return on higher risk investments.

The following is the formula for calculating a company’s cost of equity.

RE = Rf + β * (Rm - Rf)

Where:

●	RE is the cost of the equity

●	Rf is the rate of return required for risk-free assets, such as government bonds

●	β is the risk parameter of the asset

●	Rm is the average rate of return in the market

Rate of return required for risk-free assets

The rate of return required for zero risk assets is the return required for risk-free investments. It is used as the basis to assess the cost of equity of higher risk assets.

Risk parameter

The risk parameter measures the risk entailed in investing in an asset. It is calculated by comparing the historical return of the asset against the historical return of the market.

Average market return

The average market return is the average rate of return of the assets in the market. It is used as a metric of the systemic risk entailed in investing in the market.

Example

Let’s assume that the rate of return required for risk-free assets is 5%, the parameter of risk of a particular asset is 1.2, and the average market return is 10%.

Based on the formula, the cost of equity of the asset is 11.2%.

RE = 5% + 1.2 * (10% - 5%) = 11.2%

I calculated the capital and interest for the discount rate for the valuation model for Automax based on these explanations. Presented below is the calculation methodology:

Calculating the WACC for the Company

Calculating the cost of equity (CAPM)

It is difficult to unequivocally establish the interest rate which reflects the risk premium prevailing in the Israeli share market, appropriate for the vehicle parallel import sector. This is because it is dependent on multiple factors, as mentioned earlier.

However, it can be assessed that this interest rate will be relatively high due to the high risks entailed in operating in this sector. These factors include:

Fierce competition: The Israeli vehicle import market is extremely competitive, and parallel importers are forced to compete with official importers and local manufacturers.

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Annex E-32

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Regulatory changes: The Israeli vehicle market is subject to strict regulation, and regulatory changes are liable to significantly impact the activities of parallel importers.

Volatility in the foreign exchange market: The USD exchange rate impacts the cost of purchasing vehicles abroad, and exchange rate volatility is liable to cause losses.

Financing risks: Parallel importers require significant equity and bank financing for their activities, a fact which increases the financial risk.

Size of investment: Large investments generally require a higher interest rate.

Entrepreneurial experience: Entrepreneurs with proven experience in the sector are likely to accept a lower interest rate.

Collateral: Issuing collateral for a loan may reduce the risk for the lender and may make it possible to receive a lower interest rate.

Based on these factors, it can be assessed that the interest rate which reflects the risk premium in the Israeli vehicle parallel import sector ranges between 10%-12%.

In order to perform a more accurate assessment, I performed the following calculation:

Rate of return of risk-free capital assets	6.00%	See Appendix 1 - Data from the Bank of Israel and others
Risk parameter	1.5	See Appendix 2
Average market return	10.00%	See Appendix 3

Calculation of the weight of the equity

	ILS millions	% of total
Equity
Share capital	2,389
Share premium	67,382
Options	1,457
Share-based payments	17,466
Total	88,694	30%
Debt
Bonds	42,543
Lease liabilities	13,855
Long-term credit	3,675
Short-term credit	141,392
Current maturities	4,177
Total	205,642	70%
Total general	294,336

Calculation of the weighted average cost of capital (WACC):

12.00%	Cost of equity
7.90%	Cost of debt
23.00%	Tax rate
70%	Weight of equity
30%	Weight of debt

WACC
10.22%	Weighted cost of capital

I am able to present the forecasted cashflow model after having established the weighted interest rate for the model at 10.22%.

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Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-33

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

The valuation model is presented below:

	Mean	Forecast
		2029	2028	2027	2026	2025	2024	2022
Total Sales		816,627	742,388	674,899	613,544	557,767	480,834	453,617
Rate of Change (ROC)	10.3%	10.0%	10.0%	10.0%	10.0%	16.0%	6.0%

Cost Of Sales*	558,605	702,300	638,454	580,413	527,648	479,680	423,134	392,918

Gross Profit	89,072	114,328	103,934	94,486	85,896	78,087	57,700	60,699
Rate of Profit	13.7%	14.0%	14.0%	14.0%	14.0%	14.0%	12.0%	13.0%

Operating Expense (OpEx)
Other	7,500	7,000	7,000	7,000	7,000	7,000	10,000	15,567
Rate	1.2%	0.9%	0.9%	1.0%	1.1%	1.3%	2.1%	3.4%
Sales and Advertising	31,582	36,919	33,563	31,964	30,442	28,993	27,612	27,612
Rate	4.9%	4.5%	4.5%	4.7%	5.0%	5.2%	5.7%	6.1%
G&A	21,199	24,781	22,528	21,455	20,434	19,461	18,534	16,849
Rate	3.3%	3.0%	3.0%	3.2%	3.3%	3.5%	3.9%	3.7%
Total	60,281	68,700	63,091	60,419	57,876	55,454	56,146	60,028
Rate	9.5%	8.4%	8.5%	9.0%	9.4%	9.9%	11.7%	13.2%

Operating Profit	28,791	45,628	40,843	34,067	28,020	22,633	1,554	671
Rate of Profit	4.2%	5.6%	5.5%	5.0%	4.6%	4.1%	0.3%	0.1%

Tax Rate	23.0%	23.0%	23.0%	23.0%	23.0%	23.0%	23.0%	25%

Working Capital	58,291	73,496	66,815	60,741	55,219	50,199	43,275	41,703
Working Capital Ratio	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9%

Net Operating Profit	22,169	35,133	31,449	26,231	21,576	17,428	1,197	503
Depreciation and Amortization	7,888	7,888	7,888	7,888	7,888	7,888	7,888	2,500
Fixed Capital	-4,000	-4,000	-4,000	-4,000	-4,000	-4,000	-4,000	-3,815
Cashflow for Capitalization	26,057	39,021	35,337	30,119	25,464	21,316	5,085

Capitalization rate Rate	10.22%
Growth	2.0%

Operational Value	393,585

Fiscal	-300,848
Investments	94,379
Change in Capital Ratio	-23,741
Total Assets	-230,210

Enterprise Value (EV) in NIS	163,375

Enterprise Value (EV) in USD	44,760

●	See Appendix 4

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-34

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Various short explanations for the assumptions underlying the cashflow model are presented below:

1.	2023 was a transition year from there being a shortage of supply due to the chip crisis associated with COVID-19 (buying high and selling high) to full supply (buying low and selling low), the need to replace expensive stock together with a sharp and quick decline of the Shekel due to the judicial reform and associated civil unrest and the Swords of Iron war in Q4 adversely impacted the Company’s results - the Company assesses that this adverse response has ended because vehicle prices adjust themselves to the currencies, and the Company’s current purchasing prices have also decreased - 2022 was therefore selected as the base year for the model.

2.	Sales, management and general expenses will increase from 2025 at a lower rate of the increase in revenues - 5% annually.

3.	From Q4 2024 the Company will start directly importing a Chinese brand of electric vehicles and therefore the gross profitability is anticipated to increase. There will be a greater impact in 2025.

4.	From Q4 2024 the Company will start consolidating the earnings of “Automax Leasing” and the profitability of the bus company will increase. There will be a greater impact in 2025.

5.	From 2024 there will be a 15% annual decline in financing costs (equivalent to interest of approximately 1.2%) which will be offset with a similar increase in the scope of the financial debt.

6.	Apart from inventory of vehicles, there will be no material changes in fixed property, including intangible license asset and therefore depreciation costs will remain similar at ILS 7,888 thousands per year).

7.	Revenues - The point of departure is the Company’s business plan prepared in September 2023. The plan referred to the Company’s new growth engines in the bus import and Chinese electric vehicle direct import segments in addition to the Company’s parallel vehicle import activities. The business plan also relied on 2022 as the basis and referred to a 5-year model for 2024-2028. The base assumption was a significant 20% increase in sales in 2024, with continued annual growth of 10% until stabilizing in 2028. As noted above, 2023 cannot be referred to as a representative year for the current commercial activities due to the multitude of events that occurred throughout the year which impacted activity in the economy. For similar reasons I chose to be extra cautious with my working assumptions also for 2024 which started in a state of war and with significant uncertainty for subsequent months. I therefore assumed that the sales target presented in the business plan will be achieved in 2029, and that there will only be a growth rate of 6% in 2024, the growth rate in 2025 will increase to 16% and the growth rate will stabilize at 10% from 2026-2029, which will also serve as a terminal year for calculating the discounted revenues.

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Annex E-35

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

stabilizing in 2028. As noted above, 2023 cannot be referred to as a representative year for the current commercial activities due to the multitude of events that occurred throughout the year which impacted activity in the economy. For similar reasons I chose to be extra cautious with my working assumptions also for 2024 which started in a state of war and with significant uncertainty for subsequent months. I therefore assumed that the sales target presented in the business plan will be achieved in 2029, and that there will only be a growth rate of 6% in 2024, the growth rate in 2025 will increase to 16% and the growth rate will stabilize at 10% from 2026-2029, which will also serve as a terminal year for calculating the discounted revenues.

As aforementioned, the working assumption is that the period of war we anticipate for the coming months will only have a short-term impact on the scope of sales. Past experience shows that vehicle demand in Israel (and around the world) is inelastic, and that vehicle demand is only adversely impacted in the short-run during periods of severe crisis but subsequently reverts. The main reasons for this include:

- Vehicle demand has “cumulative” features - a person who typically replaces their vehicle once every 4 years and who experiences an external crisis at the planned replacement time, will slightly postpone the replacement but will not skip it - unlike, for example, the consumption of tourism or recreational services - where someone who “misses” a meal at a restaurant will not return twice the next day.

- Vehicles are also a sensitive purchase and people tend to “treat” themselves after tense periods.

- 90% of the demand is intended to address an increased population (new drivers in the market) and vehicle write-offs (thefts, accidents, old vehicle operating faults or vehicles not worth repairing) - this component of demand is relatively inelastic.

Presented below is a diagram which presents the annual scope of sales of vehicles in Israel over 1997-2023 while highlighting crisis periods. We can clearly see that vehicle demand is inelastic and self-correcting after crisis periods.

Rapid recovery from crises

The exchanges of private vehicles in Israel over time

8.	Corporate tax rate - 23%.

9.	Discount rate for the terminal year - the discount interest rate of the model, 10.22% less a permanent 2% annual increase, i.e., 8.22%.

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Annex E-36

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

10.	Investment in working capital - I assumed an average rate of working capital by subtracting the Company’s current liabilities from its current assets based on its 2022 balance sheet and set a fixed rate of 9%.

Based on these assumptions I came to an enterprise value totaling approximately ILS 393.6 million or USD 107.8 million based on an exchange rate of ILS 3.65 per USD 1.

-	Enterprise value should also consider the value of the Company’s net assets in the 2022 base year.

-	Cash value is equal to the value of cash, less cash liabilities - ILS 300,848 thousands.

-	The value of investments includes fixed property, working capital, and total other assets including intangible assets - ILS 94,379 thousands.

-	Change in working capital considers the value of the difference between the working capital in the base year (2022) and the terminal year (2029) capitalized based on the established discount interest rate - ILS 23,741.

-	Total assets - ILS 230,210 thousands.

After referring to the net asset value I came to an enterprise value for the Company totaling ILS 163.4 million, or USD 44.8 million.

Considering that the valuation is based on working assumptions which take into account future forecasts, I found it correct to examine the sensitivity of the result of the valuation to changes with two of the model’s primary variables, the discount interest rate and the growth in the Company’s sales after stabilizing from 2026 through 2029 - the terminal year.

A sensitivity table is presented below:

Sensitivity of company valuation in thousands of $ to discount rate and profit growth rate from 2026

Growth Rate	9.0%	9.5%	10.0%	10.22%	10.5%	11.0%	11.5%
8.5%	52,240	44,198	37,178	34,303	30,998	25,519	20,629
9.0%	56,471	48,070	41,356	37,744	34,294	28,575	23,471
9.5%	60,758	52,002	45,539	41,230	37,632	31,670	26,350
10.0%	65,098	55,980	49,719	44,760	41,014	34,804	29,265
10.5%	69,486	60,000	53,898	48,336	44,439	37,988	32,218
11.0%	73,918	64,058	58,078	51,958	47,908	41,195	35,208
11.5%	78,472	68,226	62,258	55,627	51,421	44,451	38,236

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-37

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Chapter F - Summary and conclusions

Automax is the largest parallel importer of vehicles in Israel. The vehicle market in Israel, just like in most of the world, is currently in the midst of a revolution led by two trends: first - a transition to electric vehicles; second - an increasing number of Chinese manufactured vehicles.

Automax’s management has adjusted itself to the market trends and entered into an agreement with the Chinese company HYCAN to sell its vehicles in Israel as a direct importer. Automax plans on continuing to operate as the leading company in Israel in the parallel import sector and to also use the existing platform of showrooms and sales personnel to sell HYCAN vehicles. This activity is anticipated to commence at the end of 2024 and will become the Company’s primary growth engine in the coming years.

Another growth engine is the joint establishment of a company with Dalhom Motors Ltd. to import TEMSA brand buses. The Company signed an agreement with the manufacturer under which the joint company will serve as the direct importer of TEMSA brand buses to Israel. TEMSA has multiple electric, gasoline and diesel engine model buses and minibuses designed to serve tourism and public transportation, all of which are suitable to be marketed in Israel. The Company is currently completing the establishment of a central bus service center with a total area of 4,000 sqm in Hod Hasharon.

In this document I presented calculations to value Automax under two methodologies. The multiplier methodology and the DCF (discounted cashflow) methodology. I also explained why the enterprise value apparent from the Company’s share price on the Tel Aviv Stock Exchange should not be relied upon as the representative value.

As emphasized, the multiplier methodology is only based on past data and does not refer to future data, whereby it cannot be used as an appropriate metric to assess the enterprise value which is anticipated to double or even more the scope of its operations in the coming years.

However, a current valuation of the Company can certainly serve as a point of departure and be used as a comparison for a valuation based on the DCF methodology - as it refers to forecasted future activities and indeed appears to be so. The valuation based on the multiplier methodology assessed the enterprise value at approximately USD 21.7 million and the valuation based on the DCF methodology assessed the enterprise value at approximately USD 44.8 million. The Company’s anticipated growth is meant to double its activities and also increase its profitability which certainly strengthens the reliability of the valuation.

The fact should also be emphasized that the working assumptions applied to the Company’s business plan were examined in-depth by me and were found to be completely realistic. The existing infrastructure of showrooms and trained sales personnel together with efficient management and marketing are a good basis for meeting the planned targets. Furthermore, I was exceptionally conservative considering the prevailing situation in Israel and the short-term uncertainty and I moderated the Company’s growth forecast in the model’s assumptions and chose an interest rate which incorporates risk components appropriate for the Company’s operating sector.

Based on that stated above, I determine that the current value of Automax is approximately USD 44.8 million.

Appendix 1

Sources for establishing the risk-free interest rate for the period.

The risk-free interest rate calculated for the model is 6%.

This rate was taken from the Bank of Israel banking interest rate data records, returns on shares, government bonds and more.

Current Bank of Israel data 2/1/2024 (Original - Bank of Israel)

LIBOR interest rate

Telbond - corporate interest rate spreads

Stated Bank of Israel interest

Bank of Israel overnight interest rate (for banks)

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-38

E.D.B Consulting and Investments Ltd.

Co. no. 514752195

Appendix 2

Risk interest for the sector

The risk interest for the sector depends on various market factors:

The Company will be sensitive to changes in the vehicle market.

Market competition: Companies compete for the same target market; the Company is therefore expected to be adversely impacted by the operations of other companies.

The volatility in the share market, the value of the Company’s shares is liable to be extremely volatile. This is attributable to these companies being dependent on the vehicle market and due to volatility in the general share market.

Risk interest can come to a 5%-10% premium on top of the basic risk-free interest applicable in the market.

The model applied a risk parameter of 1.5%, i.e., risk interest of 6%.

Appendix 3

Average market return

The average market return changes based on the examined period of time. The average market return is calculated at approximately 10% over the long-run. This is based on data from the global share markets over the preceding 100 years.

The average market return may be higher or lower than 10% in the short-run. For example, in the 10 years prior to 2016, the average market return of the US S&P 500 index was approximately 14%. However, in the 5 years prior to 2016, the average market return of this index was approximately 9%. In recent years (2011-2023) this index had a significantly higher average return.

S&P index return - (28% total average) 2011-2023

The average market return is impacted by various factors, including:

Economic growth: Strong economic growth causes an increase in market returns, since it leads to an increase in corporate earnings.

Inflation: High inflation causes a decline in market returns as it is responsible for a decline in the value of money.

Base interest: An increase in the base interest rate causes a decline in market returns as it is responsible for an increase in loan costs.

The valuation model applied a conservative rate of 10% for the market return for the calculation.

Appendix 4

Comments regarding the data for the valuation taken from the Company’s financial statements:

Grant of employee options - see the note in the financial statements. The options plan ended in Q1 2023.

Other capital expenses and losses (profits) - In 2023 there was a capital gain of ILS 4 million due to the sale of shares in Automax Leasing to a third-party.

Net financing costs - Less exchange rate gains/losses from currency hedging transactions. No profits or losses were seen from hedging activities after Q1 2023.

65-66 Bareket Street, Mevasseret Zion 9078750       Tel: 02-5333857

Email: ebrik10@gmail.com               Cell: 052-3817124

Annex E-39

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

Under the Israeli Companies Law, 5759-1999, or the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. SciSparc’s Amended and Restated Articles of Association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court (i) in proceedings instituted against him or her by the company, on its behalf or by a third-party, or (ii) in connection with criminal proceedings in which the office holder was acquitted, or (iii) as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968, or the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third-party;

●	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee, the board of directors and, with respect to directors and the chief executive officer, by the shareholders. However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

SciSparc’s Amended and Restated Articles of Association allow SciSparc to exculpate, indemnify and insure its office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. SciSparc’s office holders are currently covered by a directors and officers liability insurance policy.

SciSparc has entered into agreements with each of its directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to SciSparc for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on its activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to 25% of SciSparc’s total shareholders’ equity as reflected in SciSparc’s most recent consolidated financial statements prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the Securities and Exchange Commission, or the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

SciSparc has purchased and currently intends to maintain insurance on behalf of each and every person who is or was a director or officer of the company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 21. Exhibits And Financial Statements Schedules

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Document
2.1***	Agreement and Plan of Merger, dated as of April 10, 2024, by and among SciSparc Ltd., SciSparc Merger Sub Ltd., and AutoMax Ltd. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.2	Addendum to the Agreement and Plan of Merger, dated August 14, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.3	Second Addendum to the Agreement and Plan of Merger, dated November 26, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.4	Third Addendum to the Agreement and Plan of Merger, dated March 27, 2025, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.5	Fourth Addendum to the Agreement and Plan of Merger, dated May 8, 2025, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.6	Form of AutoMax Shareholder Support Agreement, dated April 10, 2024, by and between SciSparc Ltd. and each of the parties named in each agreement thereof (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement)
3.1*	SciSparc Ltd. Amended and Restated Articles of Association (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-3 (File No. 333-269839), filed with the Commission on February 17, 2023)
4.1*	SciSparc Ltd. Form of Pre-Funded Warrant
5.1	Opinion of Meitar | Law Offices
8.1*	Opinion of Sullivan & Worcester LLP as to certain U.S. Federal Tax Matters
10.1*	SciSparc 2023 Share Incentive Plan (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-277394), filed with the Commission on February 27, 2024)
10.2*	Loan Agreement, dated January 14, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd.
10.3*	Amendment to Loan Agreement, dated June 9, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd.
10.4*	Second Amendment to Loan Agreement, dated September 5, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd.
10.5*	Third Amendment to Loan Agreement, dated May 8, 2025, by and between SciSparc Ltd. with AutoMax Motors Ltd.
10.6*	Form of Indemnification Agreement of SciSparc Ltd.
10.7*†	Distribution Agreement by and between AutoMax Leasing Ltd. and Anhui Jianghuai Automobile Group Corp., Ltd., dated September 15, 2024
10.8*†	Founders’ Agreement by and between AutoMax Motors Ltd. and Dalhom Motors Ltd., dated June 16, 2022. (translated from Hebrew)
10.9*	Loan Agreement, dated February 24, 2025, by and between SciSparc Ltd. with AutoMax Motors Ltd.
21.1*	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (File No. 333-277394), filed with the Commission on February 27, 2024)
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for SciSparc Ltd.
23.2	Consent of Ben David Shalvi Kop & Co., independent registered accounting firm for AutoMax Motors Ltd.
23.3*	Consent of Meitar | Law Offices (contained in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page herein)
99.1	Form of Proxy Card for Special Meeting of Shareholders of SciSparc Ltd.
99.2*	Consent of E.D.B. Consulting and Investments Ltd, relating to valuation report for SciSparc Ltd.
99.3*	Consent of Yaarah Alfi as director nominee
99.4*	Consent of Tomer Levy as director nominee
107	Filing Fee Table

*	Previously filed.

**	To be filed by amendment.

***	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

†	Certain identified information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) is the type that the Company treats as private or confidential. “[***]” indicates where the information has been omitted from this exhibit.

(b) Financial Statements

The financial statements filed with this Registration Statement on Form F-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

●	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

●	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

●	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

●	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

●	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

●	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

●	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

●	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

●	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

●	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

●	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 9th day of June, 2025.

SCISPARC LTD.

By:	/S/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Oz Adler	Chief Executive Officer and Chief Financial Officer	June 9, 2025
Oz Adler	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	June 9, 2025
Amitay Weiss

*	Director	June 9, 2025
Amnon Ben Shay

*	Director	June 9, 2025
Alon Dayan

*	Director	June 9, 2025
Moshe Revach

*	Director	June 9, 2025
Itschak Shrem

*	Director	June 9, 2025
Liat Sidi

*	Director	June 9, 2025
Lior Vider

*By Attorney-in-Fact

/s/ Oz Adler
Oz Adler

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates duly authorized representative in the United States of SciSparc Ltd., has signed this registration statement on June 9, 2025.

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director